Form 20-F
period 2000-12-31
SLOVAK WIRELESS FINANCE CO BV
filed 2001-03-28
CIK 1114703

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F
            (Mark One)

              |_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
                  SECURITIES EXCHANGE ACT OF 1934

                                       or

              |X| ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2000

                                       or

              |_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                  SECURITIES EXCHANGE ACT OF 1934
                  For the transition period from _______ to _______


                        Commission file number 333-11930


                      Slovak Wireless Finance Company B.V.
             (Exact name of Registrant as specified in its charter)

                 N/A                              The Netherlands
  (Translation of Registrant's name       (Jurisdiction of incorporation or
            into English)                          organization)

                                 Amsteldijk 166
                                1079LH Amsterdam
                                 The Netherlands
                    (Address of principal executive offices)


                            EuroTel Bratislava, a.s.
 (Exact name of Co-registrant and Parent Guarantor as specified in its charter)

                 N/A                               Slovak Republic
  (Translation of Registrant's name       (Jurisdiction of incorporation or
            into English)                           organization)

                                 Stefanikova 17
                                811 05 Bratislava
                                 Slovak Republic
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

            Title of each class       Name of each exchange on which registered
            -------------------       -----------------------------------------
                    None                                 N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                    11 1/4% Senior Guaranteed Notes due 2007
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      None
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

         Ordinary Shares, par value
         Sk1,000 per share as of December 31, 2000                 765,470

         Preferred Shares, par value
         Sk1,000 per share as of December 31, 2000                 172,230

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes |X| No [ ]

Indicate by check mark which financial statement item the registrant has elected
to follow:                                              Item 17 [ ]Item 18 |X|

========================================================================

                                TABLE OF CONTENTS

                                                                    Page

Item 1:  Identity of Directors, Senior Management and Advisors.......4
Item 2:  Offer Statistics and Expected Timetable.....................4
Item 3:  Key Information.............................................4
         A. Selected Financial Data..................................5
         B. Capitalization and Indebtedness..........................7
         C. Reasons for the Offer and Use of Proceeds................7
         D. Risk Factors.............................................8
Item 4:  Information on the Company..................................18
         A. History and Development of the Company...................18
         B. Business Overview........................................18
         C. Organizational Structure.................................30
         D. Property, Plants and Equipment...........................30
Item 5:  Operating and Financial Review and Prospects................31
         A. Operating Results........................................31
         B. Liquidity and Capital Resources..........................41
         C. Research and Development, Patents and Licenses, etc......42
         D. Trend Information........................................43
Item 6:  Directors, Senior Management and Employees..................44
         A. Directors and Senior Management..........................44
         B. Compensation.............................................48
         C. Board Practices..........................................49
         D. Employees................................................49
         E. Share Ownership..........................................49
Item 7:  Major Shareholders and Related Party Transactions...........50
         A. Major Shareholders.......................................50
         B. Related Party Transactions...............................50
         C. Interests of Experts and Counsel.........................51
Item 8:  Financial Information.......................................51
         A. Consolidated Statements and Other Financial Information..51
         B. Significant Changes......................................52
Item 9:  The Offer and Listing.......................................52
Item 10: Additional Information......................................52
         A. Share Capital............................................52
         B. Memorandum and Articles of Association...................52
         C. Material Contracts.......................................56
         D. Exchange Controls........................................58

         E. Taxation.................................................58
         F. Dividends and Paying Agents..............................64
         G. Statements by Experts....................................64
         H. Documents on Display.....................................64
         I. Subsidiary Information...................................64
Item 11: Quantitative and Qualitative Disclosures About Market Risk..65
Item 12: Description of Securities Other than Equity Securities......66

                                     PART II

Item 13: Defaults, Dividend Arrearages and Delinquencies.............67
Item 14: Material Modifications to the Rights of Security Holders
           and Use of Proceeds.......................................67
Item 15: Reserved....................................................67
Item 16: Reserved....................................................67

                                    PART III

Item 17: Financial Statements........................................68
Item 18: Financial Statements........................................68
Item 19: Exhibits....................................................68

Item 1:  Identity of Directors, Senior Management and Advisers

   Not applicable.

Item 2:  Offer Statistics and Expected Timetable

   Not applicable.

Item 3:  Key Information

   Slovak Wireless Finance Company B.V. ("SWFC") is the issuer of the 11 1/4% Senior Guaranteed Notes due 2007 referred to in this document as the "Notes." SWFC is a wholly-owned subsidiary of EuroTel Bratislava, a.s., formed solely for the purpose of issuing the Notes and raising future financing by entering into loan agreements and issuing additional securities, and it has no assets or operations of its own. As a result, the information contained in this document refers primarily to EuroTel Bratislava, a.s., as a co-registrant of this Form 20-F and parent guarantor of the Notes. See Exhibit 8 "Statement of Subsidiaries" as well as Note 2 to the consolidated financial statements "Summary of Significant Accounting Principles--Principles of Consolidation" below.

   EuroTel Bratislava, a.s. is hereafter referred to in this document as "EuroTel," the "Company," "we," "us," "our," or "ourselves." "You" or "your" as used in this document refers to the holders of 11 1/4% Senior Guaranteed Notes of EuroTel.

A. Selected Financial Data

   You should read the following information together with "Operating and Financial Review and Prospects" and the consolidated financial statements, including the accompanying Notes, which begin on page F-1 of this annual report. We prepared the consolidated financial statements in accordance with International Accounting Standards ("IAS"). International Accounting Standards differ in certain respects from U.S. GAAP. See note 29 to the consolidated financial statements. We derived the financial data set forth below from the audited consolidated financial statements of the Company, including the consolidated balance sheets as of December 31, 1999 and 2000 and the consolidated statements of operations and cash flows for the years ended December 31, 1998, 1999 and 2000 and the accompanying Notes included on pages F-1 through F-33 in this Form 20-F. The financial data set forth below as of December 31, 1996, 1997 and 1998 and for the years ended 1996 and 1997 was derived from consolidated financial statements not included in this annual report.

                                                                Year Ended December 31,
                                                   ---------------------------------------------------
                                                     1996      1997      1998       1999      2000
                                                   --------- --------- ---------- --------- ----------
                                                  (in millions of Sk, except customer data and ratios)
Statement of Operations Data
Revenues
  Mobile service revenues..........................Sk 921.0  Sk2,128.7 Sk3,248.8 Sk3,823.1  Sk4,863.9
  Mobile equipment and other sales.................   530.5      544.7     440.4     608.0      690.1
  Managed data network service revenues............   327.3      417.4     468.6     454.4      447.9
                                                   --------- --------- ---------- --------- ----------
    Total revenues................................. 1,778.8    3,090.8   4,157.8   4,885.5    6,001.9

Cost of sales and services
  Mobile service cost of sales.....................    43.3      382.2     826.0     989.2    1,231.8
  Mobile equipment and other cost of sales.........   320.4      790.9   1,073.4   1,060.1    1,019.6
  Managed data network service cost of sales.......   104.7      139.6     148.5     143.5      150.6
                                                   --------- --------- ---------- --------- ----------
    Total cost of sales............................   468.4    1,312.7   2,047.9   2,192.8    2,402.0

Gross profit....................................... 1,310.4    1,778.1   2,109.9   2,692.7    3,599.9
Operating expenses
  Advertising, marketing and sales costs...........    88.5      222.7     232.8     356.5      372.3
  Depreciation and amortization....................   180.7      290.9     629.3   1,079.7    1,316.6
  Other operating expenses.........................   324.9      609.3     959.9   1,133.4    1,108.3
                                                   --------- --------- ---------- --------- ----------
Operating profit...................................   716.3      655.2     287.9     123.1      802.7
Finance costs......................................   (36.0)    (119.8)   (557.3)   (662.5)  (1,619.9)
Taxes..............................................  (273.8)    (258.6)    (14.3)    (34.5)     250.5
                                                   --------- --------- ---------- --------- ----------
Net income (loss) .................................Sk 406.5   Sk 276.8 Sk (283.7) Sk(573.9) Sk (566.7)
                                                   ========= ========= ========== ========= ==========

U.S. GAAP
Revenues...........................................                    Sk4,157.8 Sk4,885.5  Sk6,001.9
Gross profit.......................................                      1,666.8   1,973.5    2,645.7
Operating profit...................................                        230.1     171.9      799.9
Net loss ..........................................                       (319.7)   (569.1)   (418.0)
                                                                       ========== ========= ==========

Other Financial Data
EBITDA (on U.S. GAAP derived amounts)(1)...........                     Sk 859.4  Sk1,251.6 Sk2,116.5
EBITDA margin(1) ..................................                         20.7%     25.6%      35.3%
Capital expenditures(2) ...........................   492.2    2,100.8   2,663.9   1,510.4      770.2
Cash flows from (used in) operating activities.....   478.0      717.1     185.7   1,200.9    1,703.5
Cash flows from (used in) investing activities.....  (737.1)  (2,100.8) (2,663.9) (1,947.7)  (4,215.0)
Cash flows from (used in) financing activities.....   134.0    1,407.9   3,013.5     636.9    3,491.5

                                                                Year Ended December 31,
                                                   ---------------------------------------------------
                                                     1996       1997      1998      1999       2000
                                                   --------   --------  --------  --------   --------
Operating Data (unaudited)
Mobile customers at end of period
  NMT Post-paid....................................  28,658     34,816    25,144    19,410     16,287
  GSM Post-paid....................................       -     53,708   159,030   172,502    183,303
  GSM Pre-paid.....................................       -          -    10,746    75,457    293,442
                                                   --------   --------  --------  --------   --------
    Total..........................................  28,658     88,524   194,920   267,369    493,032
                                                   ========   ========  ========  ========   ========

Average monthly revenue per customer(3)
  Post-paid........................................Sk 4,162   Sk 2,950  Sk 1,824  Sk 1,600   Sk 1,792
  Pre-paid.........................................       -          -       557       449        367

  Monthly churn rate(4) ...........................     0.4 %      2.7%      2.8 %     2.4%      1.5%


                                                                   As of December 31,
                                                   ---------------------------------------------------
                                                     1996      1997       1998       1999      2000
                                                   --------- ---------  --------- --------- ----------
                                                             (in millions of Slovak Crowns)
Balance Sheet Data
Cash and cash equivalents.......................... Sk 54.1    Sk 78.3  Sk 613.6  Sk 503.7  Sk1,483.8
Property and equipment.............................   909.8    3,234.2   5,206.3   5,425.2    5,144.4
Total assets....................................... 2,062.7    4,596.7   7,675.7   8,089.3   12,589.4
Net assets......................................... 1,109.6    1,386.4   1,102.8     863.3      296.6
Third-party debt...................................   148.8    1,563.4   3,612.6   4,100.2    7,920.5
Subordinated shareholder loans.....................   249.0      278.3   1,419.2   1,847.3    3,058.9
Share capital......................................   604.3      604.3     604.3     938.7      938.7
Shareholders' equity............................... 1,109.6    1,386.4   1,102.8     863.3      296.6

U.S. GAAP
Property and equipment.............................                      5,206.3   5,425.2    5,144.4
Total assets.......................................                      7,495.0   7,892.9   12,589.4
Net assets.........................................                        943.9     711.8      296.6
Shareholders' equity...............................                        943.9     711.8      296.6

---------------------
(1) EBITDA represents operating income (loss) before depreciation and amortization. EBITDA margin represents EBITDA divided by total revenues for the period. We believe that EBITDA and related measures of cash flow from operating activities serve as useful financial indicators in measuring the operating performance of telecommunications companies. Neither EBITDA nor EBITDA margin is an IAS or U.S. GAAP measurement. You should not use EBITDA or EBITDA margin as an alternative to IAS or U.S. GAAP measurements of net income as an indicator of our operating performance or cash flow from operations. You should note that neither EBITDA nor EBITDA margin is a uniform or standardized measurement. The calculation of EBITDA or EBITDA margin may vary significantly from company to company and does not provide grounds for comparison with other companies.
(2)   Consists of cash expenditures on property and equipment.
(3) Average monthly revenue per customer is defined as total service revenues, including monthly access fees and airtime charges, as well as interconnection and roaming revenues in a given period, divided by the average number of monthly customers in that period (average number of customers on the first and last days of that particular month), divided by the number of the months in that period. Average revenue per post-paid customer includes NMT customers.
(4) Monthly churn rate is the average of the monthly churn rates in any given period. Monthly churn is the total number of voluntary and involuntary deactivations and suspensions during any given month, expressed as a percentage of the average number of customers for that particular month (average number of customers on the first and last days of that particular month).

Exchange Rate Information

   The following tables set forth the exchange rates between the Slovak Crown and the U.S. dollar, expressed as the number of Slovak Crowns per U.S. dollar, based upon the official published exchange rates of the National Bank of Slovakia. The exchange rate for the U.S. dollar on March 23, 2001 was Sk49.01=US$1.00, based upon the official published exchange rates of the National Bank of Slovakia.

                                                      2000                                  2001
                                -----------------------------------------------     --------------------
                                September     October     November     December     January     February
                                ---------     -------     --------     --------     -------     --------
 High.........................    51.00       52.61        51.80        49.52       47.61        48.46
 Low..........................    47.48       49.70        49.24        47.09       45.90        46.48
 Average(1)...................    49.38       50.96        50.15        48.64       46.54        47.38
 End of period................    49.37       51.22        49.78        47.39       47.61        47.80

----------
(1) Monthly average of midday exchange rates.

                                                         1996      1997       1998      1999       2000
                                                         ----      ----       ----      ----       ----
  Average(1).........................................   30.74     33.71      35.27     41.70      46.49

----------
(1) Average of exchange rate on the last day of each month for each respective period.

   From 1994 to September 1998, the National Bank of Slovakia maintained a managed exchange rate regime, which allowed the exchange rate of the Slovak Crown to fluctuate within a particular band. On October 2, 1998, the Slovak government abolished this managed exchange rate regime and the Slovak Crown was allowed to float freely. The Slovak Crown subsequently devalued by approximately 9.1% to a low of Sk37.88=US$1.00 on October 6, 1998. However, by the end of 1998, the Slovak Crown recovered to an average of Sk36.11=US$1.00, approximately 6.4% below its level on September 30, 1998. At 12:00 noon each day, the National Bank of Slovakia fixes the exchange rates, which serve as the reference rates for foreign exchange transactions.

B. Capitalization and Indebtedness

   Not applicable

C. Reasons for the Offer and Use of Proceeds

   Not applicable

D. Risk Factors

   You should carefully consider the following risks relating to us as well as other information contained in this annual report in evaluating us and our business. Our business, financial condition or results of operations could be materially adversely affected by the following risks. You incur greater risk as an investor in securities of an issuer with substantial operations in emerging markets like the Slovak Republic than if you invest in the securities of issuers with substantial operations in the United States, Western Europe or other similar jurisdictions. To the extent any of the information contained in this annual report constitutes a "forward-looking statement" as this term is defined in Section 21(E)(i)(1) of the Securities Exchange Act of 1934 (as amended to date, the "Exchange Act"), the risk factors set forth below are cautionary statements identifying important factors that could cause actual results to differ materially from those contained in any given forward-looking statement.

                            Risks Relating to EuroTel

We Have Substantial Debt

   We are highly leveraged. After having completed an offer to exchange (the "Exchange Offer") all (euro)175,000,000 11 1/4% Series A Senior Guaranteed Notes (the "Old Notes") then outstanding for 11 1/4% Series B Senior Guaranteed Notes (the "New Notes"), we had Sk7,699.3 million of outstanding long-term debt from third parties as of December 31, 2000. The Old Notes and the New Notes are collectively referred to as "the Notes" in this annual report. We may have to incur additional debt to expand our operations, so that we will have a substantial amount of debt outstanding in the future. This amount of debt poses the risk that:

   o it may be difficult for us to withstand a downturn in our business due to competitive pressures or adverse economic or industry conditions because we may need to spend a significant part of our cash flows to service our debt;

   o we may not be able to obtain the additional financing we may need for working capital, capital expenditures, repaying our debt or for other general purposes;

   o we may not be able to take advantage of future business opportunities that would require significant additional investment in new or developing technologies; and

   o our flexibility in planning for, or reacting to, changes in our business may be limited.

    We will be able to repay our debt if we can successfully implement our current business plan. The success of our strategy depends upon financial, competitive, legal and technical factors, and includes some factors that are beyond our control, such as economic conditions and pressure from competitors. If we are not able to make payments on our debt, we will need to refinance this debt or obtain additional financing. We may not be able to refinance our debt or obtain additional financing on terms acceptable to us.

The Notes and Our Guarantee of the Notes will be Subordinated to any of Our Future Secured Debt

   The Notes and our guarantee of the Notes will be unsecured which will make them subordinated in right of payment to any future secured debt. The rights of payment of future secured creditors will be secured by our assets. As a result, if we become insolvent, declare bankruptcy, liquidate, reorganize, dissolve or wind up, the secured creditors would be paid in full from the assets securing their rights before you and the holders of our other unsecured debt could be paid. As of the date of this annual report, we have no material secured debt.

We Have a History of Net Losses

   We have a history of net losses. We had net losses of Sk566.7 million in 2000, Sk573.9 million in 1999 and Sk283.7 million in 1998. We may not be able to service our debt, including the Notes, and may need to obtain additional financing if we continue to lose money. To be profitable, we need to increase customer revenues at a rate that exceeds the growth in our costs of sales, operating expenses, financing costs, and other expenses. We must successfully market and operate our mobile telecommunications and managed data network services and make significant additional capital expenditures. We cannot assure you that we will be able to implement our business plan successfully or that our future operations will be profitable.

   If we do not reach the targets set forth in our business plan, we may need to obtain additional financing. We cannot assure you that we will be able to obtain additional financing. As a result, we cannot assure you that we will have sufficient resources to make principal and interest payments on our debt, including the Notes and the guarantee. In addition, if we do not become and stay profitable, the value of the Notes may decrease.

   The indenture relating to the Notes contains covenants that impose limitations on our ability to incur additional debt and dispose of assets. Agreements with respect to any of our future debt may contain similar covenants or other covenants that require us to comply with certain financial ratios. Accordingly, our agreements governing our debt may prevent us from obtaining additional financing. Moreover, if we fail to comply with these covenants, we may have to immediately repay all amounts outstanding under our debt, including the Notes. We may not have sufficient funds or other resources to pay these amounts.

We May Not be Able to Successfully Manage Our Growth

   Since we started commercial operations in 1991, the number of our customers, the size of our networks and the number of people we employ have all grown substantially. Our continuing growth will require us to:

   o expand our network and infrastructure;

   o enhance our management, financial and information system and controls; and

   o build up, train and manage our employees.

   We cannot assure you that we will be able to manage our expanding operations successfully. If we cannot manage our future growth effectively or maintain the quality of our services, our business, financial condition and results of operations could suffer.

We May be Unable to Recruit and Retain Qualified Personnel

   We compete with other telecommunications service providers for qualified operating, sales, marketing, administrative, financial and technical personnel. Our success will depend, in part, upon our ability to hire and retain qualified personnel. Competition for qualified personnel is intense and there is limited availability in the Slovak Republic of persons with the required knowledge and experience. Competition for qualified personnel could increase further if an additional mobile telecommunications operator enters the Slovak market. We cannot be certain that we will be able to attract, recruit and retain sufficient qualified personnel. If we fail to hire and retain qualified personnel, our business, financial condition and results of operations could suffer.

   In addition, a small number of key management and operational personnel (including technical personnel) manage our business. We rely on our shareholders to provide these key personnel. We neither have long-term incentive compensation arrangements in place nor do we maintain key-man insurance for any of our executive officers or key employees. If we lose any of these key persons, our business, financial condition and results of operations could suffer.

Our Suppliers May be Unable to Provide Uninterrupted Up-to-Date Equipment and Service Which May Have a Negative Impact on Our Business

   Our networks and the marketing of our services depend on an adequate supply of transmission, switching and other network equipment as well as mobile handsets, and upon our suppliers' ability to deliver dependable technical support. We purchase our mobile network equipment and related software from leading international telecommunications systems equipment suppliers. We may not be able to obtain mobile network equipment from alternative suppliers on a timely basis, if our current suppliers are unable to satisfy our equipment requirements, particularly if the growth in demand for mobile network equipment exceeds our suppliers' ability to meet such demands. Similarly, due to extremely high demand, we have sometimes been unable to obtain the most current models of mobile handsets. We may be unable to attract new customers if we cannot offer these customers their preferred models.

   In our experience, suppliers sometimes extend delivery times, limit supplies and increase the prices of supplies because of their own supply limitations and other factors. Our business, financial condition and results of operations could be adversely affected if the price of our required supplies rises significantly or if our current suppliers fail to provide us with adequate supplies of up-to-date equipment or dependable maintenance support in a timely manner.

                       Risks Relating to Our Shareholders

We Are Indirectly Controlled by Three Shareholders

   As of December 31, 2000, Atlantic West B.V. (hereafter referred to as "AWBV"), a joint venture between subsidiaries of AT&T Corp. and Verizon Communications, had 40% of the total voting rights and a 49% economic interest in our company. Slovenske telekomunikacie, a.s. (hereafter referred to as "Slovak Telecom" or "ST"), 51% of which is owned by Deutsche Telekom AG, 34% by the Slovak Republic through the Ministry of Transport, Posts and Telecommunications (the "MTPT") and 15% by the National Property Fund (the "NPF"),(1) had 60% of the total voting rights and a 51% economic interest in our company. Our shareholders can influence our business because they control all actions that require shareholders' approval and have their representatives on our board of directors. Our shareholders do not have to support us financially or exercise their rights as shareholders in our or your best interests. If the interests of our shareholders conflict with your interests, our shareholders will act in their best interests which might be to your detriment. For example, the interests of our shareholders would conflict with your interests if we faced financial difficulties and were unable to comply with our obligations to you under the Notes. In addition, our shareholders may cause our business to pursue strategic objectives that may adversely affect your interests.

The Ownership of Our Shareholders May Change

   None of our current direct or indirect shareholders have any obligation to maintain their respective ownership interest in us. As a result, our shareholders may change their strategic objectives for our business. We cannot predict whether our shareholders will change, how such a change in shareholders will affect our business, or whether your interests may suffer as a result.

Reliance on Shareholders for Personnel

    The services of our chief financial officer, deputy chief financial officer, director of sales and marketing and chief technical officer are provided on a secondment basis by our shareholders or their affiliates. We also have used the services of a number of employees of our shareholders or their affiliates as consultants, primarily in the areas of network operations, information systems, marketing and customer care operations. We cannot be certain that these seconded employees and consultants will continue to work for us. If they were no longer available to us, we would have to hire new employees to fill these positions. Competition for this type of personnel is intense and there is limited availability of persons with the required knowledge and experience in the Slovak Republic. If our seconded employees or consultants were no longer made available to us or were not willing to continue their working relationship with us, our management efficiency would be impaired and our business, financial condition and results of operations could suffer.

We Compete With Our Majority Shareholder

    Our majority shareholder, Slovak Telecom, is the monopoly provider of national fixed-line public telephony services and international public telephony services in the Slovak Republic. Our data business competes for customers directly with Slovak Telecom. In addition, our mobile telecommunications services compete

----------
(1) The National Property Fund is a legal entity established by a law passed by the Slovak parliament in 1991 to hold equity participations in various businesses in view of their subsequent privatization.

with Slovak Telecom's fixed-line telecommunications business as we both deliver voice telephony services to our respective customers. This competition may become more intense as usage of mobile telecommunications services increases in the Slovak Republic and residents view mobile telecommunications as a substitute for fixed-line telecommunications. This competition with Slovak Telecom could cause us to lose customers and could create conflicts of interests with our majority shareholder. Slovak Telecom could influence our operations in ways that are favorable to it as our shareholder but are adverse to us as a company, our minority shareholders and you.

                    Risks Relating to the Telecommunications Industry

We Operate in a Highly Competitive Environment

    The mobile telecommunications market in the Slovak Republic is highly competitive, with two operators, ourselves and Globtel, competing directly to attract and retain customers. Based on information released by Globtel to the press in December 2000, we estimate that we held a 44.4% market share.

    Competition is based primarily on the pricing of services and handsets, network quality, range of services offered, as well as customer service. Prices for mobile telecommunications services in the Slovak Republic have declined significantly since the launch of GSM(2) 900 services in 1997 and are now among the lowest in Europe. We cannot predict the future pricing policies of our competitor and competition may continue to drive the prices for mobile telecommunications services lower and cause us to lose market share. The Telecommunications Office of the Slovak Republic (the "Telecom Office") has announced its intention to sell a third nationwide GSM 1800 license in 2002. In 2001, the Telecom Office plans to award fixed wireless licenses through a tender (the terms and selection criteria of which are determined in accordance with the provisions of the Telecom Act) in which telecommunication operators can participate and submit their bids by April 23, 2001. The Telecom Office may also seek to sell Uniform Mobile Telephone Standard ("UMTS") licenses if market conditions permit. UMTS is a mobile telephony standard that may allow mobile operators to offer more advanced services than are available using the GSM standard. Any such increased competition could cause our business, financial condition and results of operations to suffer.

   In addition, the data network services market in the Slovak Republic will become more competitive as fixed-line services are liberalized and competitors enter the market. We expect our market share and prices in the data network services market to decrease. To compete successfully in the data network services market, we will need to introduce new technologies and services on an ongoing basis and maintain adequate network facilities. If we fail to meet these competitive challenges in the data market, our business, financial results and results of operations could suffer.

We Depend on Increased Demand for Mobile Telecommunications Services

   The development of our business depends, in large part, on increases in demand for mobile telecommunications services in the Slovak Republic. The size of our future customer base will be affected by a number of factors that are beyond our control, including:

   o general economic conditions in the Slovak Republic;

   o the development and level of competition in the mobile and managed data network services markets in the Slovak Republic; and

   o the potential development of rival telecommunications technologies.

A significant economic downturn in the Slovak Republic could adversely affect our business and results of operations by slowing the rate of customer growth or causing a decline in average monthly usage per customer.

   In addition, we expect that the average monthly minutes of use per customer and average monthly revenue per customer will decrease as the level of mobile penetration in the Slovak Republic increases.

----------
(2) Global System for Mobile Communication.

This is likely to occur because the majority of our future new customers are likely to be non-business customers and pre-paid customers who use mobile service less frequently.

Churn Limits Our Customer Growth

   "Churn" refers to customer disconnections or suspensions of service. These disconnections and suspensions may be involuntary, such as customers failing to pay bills or when we suspect fraudulent use. These disconnections and suspensions can also be voluntary, such as when customers decide to switch to a competing mobile network or terminate their use of mobile telecommunications services altogether. The rate of churn indicates the percentage of customers that we need to replace in any given period before we can achieve net customer growth. The annual rate of churn for our mobile services was 33.6% in 1998, 28.8% in 1999 and 17.5% in 2000. The growing proportion of pre-paid customers in our overall customer base may increase our voluntary churn rate, because pre-paid customers are not bound by a contract to use our service for a minimum period of time, as is the case with post-paid customers. High levels of churn could cause our business, financial condition and results of operations to suffer.

We Can Only Operate Our Business for as Long as We Have a License From the Slovak Regulatory Authorities

   We provide telecommunications services to our customers pursuant to a license granted to us by the Telecom Office in July 2000, when it consolidated EuroTel's licenses into one general license which is valid until 2011. Prior to its expiration, EuroTel has the option to renew the license for up to an additional 10 years. This extension may involve the payment of certain fees. Our license also imposes various obligations on us. These obligations include our reaching certain build-out milestones, minimum coverage and levels of service quality as well as the payment of certain fees. If we fail to meet these obligations, our license may be terminated. We cannot be certain that our current license will be renewed and on precisely what terms this renewal will be granted. If we fail to maintain our license, we may not be able to satisfy our obligations to you under the Notes.

We Operate in an Uncertain and Changing Regulatory Environment

   The Slovak government performs and supervises the licensing, construction and operation of telecommunications systems and services and allocates frequency spectrum through various governmental entities, including the MTPT, and the Telecom Office as well as general competition authorities such as the Antimonopoly Office. The laws and regulations governing our operations have not been fully interpreted by applicable regulatory authorities and the application of these laws and regulations is uncertain. In addition, these laws and regulations are not always applied consistently. This uncertainty could cause our business, financial condition and results of operations to suffer. For example, our license is worded in a manner that their terms can be interpreted in a number of different ways, making them vulnerable to challenge. Any successful challenge to our right to provide services in accordance with our licenses could cause our business, financial condition and results of operations to suffer. In addition, which services we are able to provide to our customers, for how long we are granted the exclusive right to provide these services and how we interconnect with other networks may be affected by any changes in the laws and regulations that govern our industry. How the regulators and other governmental or judicial bodies in the Slovak Republic interpret these laws and regulations has a direct influence on the granting, amendment and renewal of our license, which, in turn, could cause our business, financial condition or results of operations to suffer.

   The Telecommunications Act of 2000 governs the telecommunications industry in the Slovak Republic and, generally, harmonizes the Slovak regulatory framework with that of the European Union. Any changes in legislation could require us to comply with more onerous regulations regarding licensing, competition, frequency allocation, interconnection, costs and arrangements pertaining to leased lines, or other factors. These changes could cause our business, financial condition and results of operations to suffer.

   Other government regulations could also have a negative effect on our business. For example, increases in the value-added tax applicable to telephone services, which have occurred in the past, could decrease customer usage, which, in turn, could cause our business, financial condition and results of operations to suffer.

We Depend Upon Interconnection with Other Telecommunications Networks

   Our network must interconnect with other telecommunications networks for us to offer our services to customers. For example, in order to provide commercially viable mobile services, we must be able to interconnect with the telecommunications networks of existing and future fixed-line and mobile operators in the Slovak Republic as well as those of international operators. In addition, we need to lease lines from Slovak Telecom to connect the elements of our network. We signed interconnection agreements with Slovak Telecom, which expire in December 2001. We also signed an interconnection agreement with Globtel in December 1999, which expires on December 31, 2001. If we have not negotiated the renewal of each of our interconnection agreements prior to their expiration, the Slovak telecommunications regulator may, if necessary, set the technical and operational terms upon which the interconnection agreements are to be renewed as well as the methodology for the calculation of prices under the new interconnection agreement. This regulator will mediate in our negotiations and, if necessary, set the terms upon which the interconnection agreements will be renewed. We cannot assure you that the terms of any such renewed agreements will be the same as those in our current interconnection agreements. In connection with our managed data network services business, we also have interconnection agreements with certain international operators. We cannot control the quality or the investment and maintenance activities that are required for these operators to provide us with interconnection to their networks. Any difficulties or delays in interconnecting with these networks, or failure by one of our contractual partners to fulfill its obligations in a timely fashion, could cause our business, financial condition and results of operations to suffer.

    A material increase in interconnection charges could reduce our margins or cause us to offer mobile telecommunications services at non-competitive prices. These factors could cause our business, financial condition and results of operations to suffer.

Our Business is Subject to Risks Posed by Rapid Technological Changes

   The telecommunications industry faces rapid and significant changes in technology. We compete with entities providing other communications technology and we may compete with providers of technologies in development, including satellite-based personal communications services, private and shared radio networks and other communications services that have the technical capability to handle mobile telephone calls and interconnect to fixed-line telephone networks. The technology we use may become obsolete and may be subject to competition from new technology in the future. We cannot predict the effect of emerging and future technological changes on the viability or competitiveness of our network or the costs of adapting our network to new technology.

There May be Health Risks Related to Base Transceiver Stations and Mobile
Handsets

   In recent years, people have expressed concerns about the potentially harmful effects of electromagnetic emissions from base transceiver stations and mobile handsets. Any actual or perceived health risks of mobile communication devices could decrease our number of customers, reduce usage per customer, increase difficulty to obtain sites for base stations and expose us to potential liability. In addition, we may not be able to obtain insurance for this liability on commercially reasonable terms.

                      Risks Relating to the Slovak Republic

There Are Risks Associated With Investing in Emerging Markets Such as the Slovak Republic

   Because of its relatively recent transition to a market economy, the Slovak Republic is subject to many risks, including:

   o adverse changes in its economic and governmental policy;

   o relatively low levels of consumers' disposable income;

   o relative instability of new institutions;

   o shifts in regulation that we cannot predict;

   o inconsistent application of existing laws and regulations; and

   o slow legal remedies.

   During the administration of Prime Minister Vladimir Meciar, which ended in October 1998, the Slovak government was criticized both inside and outside the country because it failed to adhere to democratic reforms. This failure led to a negative effect on the Slovak Republic's external relations with certain Western countries and organizations.

   From 1994 to 1998, economic growth in the Slovak Republic, measured in terms of real GDP, averaged 5.9% per year. The current government took office in November 1998 and implemented certain budgetary measures designed to lower the fiscal deficit. The fiscal deficit grew in recent years and the government financed it with short-term debt. The government announced that it would cut unemployment benefits and re-impose a 7% import surcharge. As a result, economic growth in the Slovak Republic slowed to 1.9% in 1999 and 2.2% in 2000, and inflation returned to 8.4% in 2000 after rising to 14.2% by the end of 1999 from 5.6% at the end of 1998. The government abolished the import surcharge again as of January 1, 2001. Political and economic instability in the Slovak Republic could discourage foreign and local investment and spending, and reduce demand for our services, causing our business, financial condition and results of operations to suffer.

   International investors generally consider the Slovak Republic an emerging market. We cannot assure you that political, economic, social and other developments in the Slovak Republic or other emerging markets will not have an adverse effect on the market value and liquidity of the Notes.

Inflation and Currency Fluctuations Affect Our Business

   During the Slovak Republic's continuing transition to a market economy, the country has experienced high levels of inflation and the devaluation of the Slovak Crown. See Item 3A "Selected Financial Data--Exchange Rate Information" above.

   Inflation and currency devaluation have had, and will continue to have, an effect on our financial condition and results of operations. A substantial portion of our revenues and operating expenses are denominated in Slovak Crowns and tend to increase with inflation. A substantial majority of our capital expenditures and our debt service costs have historically been made in Deutsche Marks, Euros or U.S. dollars. Because our revenues are generated primarily in Slovak Crowns, we are exposed to foreign exchange risk on any debt, capital expenditures or other liability denominated in any other currency. This includes the Notes. Our non-Slovak Crown-denominated long-term borrowings from third parties were Sk7,699.3 million as of December 31, 2000.

   Any additional debt financing we obtain may be denominated in currencies other than the Slovak Crown. Although it is possible to enter into forward contracts to hedge the risk of exchange rate fluctuations of the Slovak Crown, we have not entered into such contracts in the past, because we do not believe this to have been commercially practicable. Currency fluctuations could affect our operating results because it may not be feasible or desirable for us to increase our rates in Slovak Crowns in order to offset the impact of any continuing devaluation of the Slovak Crown on our foreign currency obligations. As a result, future devaluations of the Slovak Crown could cause our business, financial condition and results of operations to suffer.

The Legal and Political Systems in the Slovak Republic Are in a State of Transition

   The Slovak Republic is in transition from being a former member of the Eastern Bloc to a democracy with a liberalized economy. Its laws and regulations and their interpretations are uncertain and changing significantly. In addition, the Slovak Republic's current government has been in power for approximately two years and there can be no assurances that the current trend towards democracy and a liberalized economy will continue. Accordingly, we cannot predict how a court will interpret and rule on legal issues that could affect us. For example, the laws on taxation, bankruptcy and enforcement procedures change frequently and unexpectedly and are subject to varying interpretations. Future tax legislation affecting us may be applied retroactively.

   In addition, due to the many formalities required in order to comply with the law in the Slovak Republic and the changes that Slovak law is experiencing, we may have violated, may be violating and may in the future violate the requirements of certain Slovak laws, such as provisions of telecommunications, labor, administrative, tax and corporate laws. We do not believe any such violations will have a material adverse effect upon our business, results of operations or financial condition, but there can be no assurance that this will be the case.

Insolvency and Administrative Laws in the Slovak Republic Could Affect Negatively Your Ability to Enforce Your Rights Under the Notes

   As a Slovak company, we are subject to Slovak laws governing insolvency and bankruptcy proceedings. These laws differ in several significant respects from comparable provisions of U.S. law.

   Our debt to you will, generally, rank equally with our debt to our other unsecured and unsubordinated creditors. Nevertheless, Slovak bankruptcy law gives priority to certain classes of unsecured creditors over other classes. As a result, amounts owed to you based on the Notes would be paid only after we pay other creditors that are entitled to priority under Slovak bankruptcy law. This priority debt includes, for example, certain employees' claims, amounts paid to organize the bankruptcy proceedings, state claims for taxes, charges, customs, fines, subsidies and state guarantees, claims for insurance premiums in connection with pension, social and health insurance plans and claims of mortgage bondholders.

   The classes of creditors entitled to priority under Slovak bankruptcy law have changed in the past and may change in the future. Any such future changes may be adverse to your interests. In addition, you will generally not be entitled to interest on your claim for the duration of the bankruptcy proceeding and you will not be able to recover costs you incur to enforce your claims against us.

   Slovak bankruptcy law generally recognizes contractual subordination of debt. However, subordination agreements are governed by provisions of the Slovak Commercial Code which are not clearly drafted and which have not been tested in practice. As a result, a Slovak bankruptcy court may not recognize the subordination agreements among certain of our creditors. If a bankruptcy court does not recognize these subordination agreements, our debt to our subordinated creditors, including our shareholders, may rank equally with our debt to you.

    If we were to declare bankruptcy, a Slovak bankruptcy court would probably appoint a bankruptcy receiver. The rights and liabilities of bankruptcy receivers with respect to creditors are not clearly defined in Slovak law. As a result, you may experience difficulties in enforcing your rights against a receiver.

    Under current Slovak bankruptcy law, any of our creditors who are not Slovak residents will be required to appoint a Slovak agent to accept service of process in connection with a bankruptcy proceeding. If the creditor fails to do so, the bankruptcy court will appoint an agent for service of process at the expense of the creditor and the creditor could risk not being informed about developments in the bankruptcy proceedings properly or on a timely basis. Moreover, a Slovak bankruptcy court may dismiss the claims of a foreign creditor who has initiated bankruptcy proceedings in the Slovak Republic but failed to appoint an appropriate agent for service of process.

   Under Slovak bankruptcy law, claims which have not been registered with the bankruptcy courts within applicable deadlines are deemed inadmissible.

   When the bankruptcy court rules on a claim that is not registered in Slovak Crowns, the bankruptcy receiver will convert the claim into Slovak Crowns at the official conversion rate announced by the National Bank of Slovakia on the day of the ruling by a Slovak bankruptcy court.

   Slovak bankruptcy law contains a provision that protects telecommunications companies from bankruptcy if they are deemed to be of substantial strategic importance to the Slovak Republic. Although we do not regard ourselves as being of substantial strategic importance to the Slovak Republic, we cannot assure you that a Slovak bankruptcy court would agree with our assessment. If we are deemed to be of substantial strategic importance to the Slovak Republic, it is possible that our creditors may be unable to seek the protection of Slovak bankruptcy law in order to enforce their rights.

    The government of the Slovak Republic has recognized that current Slovak bankruptcy law does not allow for efficient reorganizations, workouts, restructurings or swift distributions to creditors of troubled businesses. The Slovak government has expressed a desire to reform Slovak bankruptcy laws in order to address these perceived deficiencies, but has not proposed any amendments or issued a timetable for this reform.

There Are Risks Associated With the Non-Transferability of Our License

   Our license is not transferable by contract, by operation of law or by descision of a court. If we default on the Notes, you may request a judicial sale of our assets in order to repay amounts owed to you under the Notes. In this case, you would likely seek to sell our business as a going concern in order to maximize the proceeds. A sale of our business would not, however, include a transfer of our license, which might decrease the value of our business substantially.

It May Not be Possible to Enforce Certain Civil Liabilities Against Us and Our Financing Company

   We are a Slovak corporation and substantially all of our assets are located outside the United States. Our financing company is a Dutch corporation and substantially all of its assets are located outside the United States. In addition, most of our directors and officers, and most of our financing company's directors and officers, reside in countries other than the United States, and most of their assets are located outside the United States. You will need to comply with foreign laws in order to enforce judgments obtained in a U.S. court against our assets and those of our financing company, or to foreclose upon these assets. You may not be able to serve process upon our directors and officers within the United States, and may also not be able to enforce civil liabilities based on the U.S. federal securities laws or any other similar U.S. laws in the Slovak Republic or The Netherlands.

We Bear the Risk of Fraud and Bad Debt

   We sometimes do not receive payment from our customers for services rendered and we bear the cost of fraudulent use of our access codes for mobile and data services. We experience higher incidences of fraud in the Slovak Republic than in Western Europe in general, in part because of the developmental nature of the Slovak economy. We bear not only our own costs for services provided to the fraudulent users of our network, but we must also reimburse other carriers for services they provide to these fraudulent users.

   Although modern technology reduces the risk of fraudulent use of access codes to mobile and data services, this technology does not eliminate fraud entirely and may not be able to withstand future means developed by fraudulent users. We must, therefore, periodically evaluate whether to spend significant amounts of money to acquire new and updated antifraud technology.

   Slovak law does not permit us to claim the tax benefit resulting from a write-off of uncollectable receivables until we pursue all available legal remedies against a delinquent customer. As a result, we do not write off uncollectable receivables after a certain period of non-payment, but, rather, we wait until the customer is declared bankrupt or a court has otherwise decided the matter before we record a write-off and the associated tax deduction. It is not commercially practical for us to commence legal proceedings against each customer who fails to make payments on our invoices. We, therefore, expect to carry increasing levels of uncollectable receivables on our balance sheet. Our bad debt expense and our contra-revenue relating to subscription fraud totaled Sk132.7 million for 2000.

   The Slovak Republic does not permit credit checks on potential customers using credit bureaus or other third-party sources. We have established and maintain our own databases, through which we conduct credit checks on potential customers. For example, we collect information from all applicants for mobile telecommunications services regarding their employment history, home ownership and utility payments. We maintain records of existing customers who fail to pay us. However, our information is very limited. Because we are severely constrained in our ability to check the credit history of potential customers, we incur more instances of customer defaults and fraud than we would typically expect if such checks were permitted. These cases of default and fraud increase our average cost of providing services and our level of bad debt. We expect that the credit risk of our customer base will increase as the share of our revenue we derive from small businesses and non-business customers increases.

                           Risk Relating to the Notes

You May Not be Able to Sell the Notes Easily

   There is no established trading market for the Notes. Even if such a market were to develop, the Notes may trade at prices that are higher or lower than the initial offering price. These prices depend on many factors, including prevailing interest rates, our operating results and the existing market for similar securities. We make no assurances as to the liquidity of any trading market for the Notes or as to whether an active market for the Notes will develop.

Market Trading Prices for the Notes May be Volatile

   Trading in the Notes may be affected by developments in other markets. Securities of companies located in emerging markets have been influenced, to varying degrees, by economic and market conditions in other countries. Although economic conditions are different in each country, investors' reactions to developments in one country may affect securities in other countries, including the Slovak Republic. Market prices for the Notes are likely to be more volatile than market prices for similar securities issued by companies operating in more developed markets.

We May Not be Able to Finance a Repurchase of the Notes in the Event of a Change of Control

   If a change of control occurs, you may request that we purchase any or all of your Notes for cash at a price of 101% of their principal amount, plus accrued and unpaid interest. The term "change of control" is defined in the indenture which governs the Notes. Our financing company may not be able to repurchase the Notes upon a change of control because of other existing contractual obligations. We may not have sufficient funds at the time of a change of control to make the required purchases.

   The change of control provision referred to above may not protect you in the event of a highly leveraged transaction, including a reorganization, restructuring or merger. A shift in voting power or beneficial ownership may not be significant enough to qualify as a change of control under the indenture and may not trigger the protection provisions. Except as described under "Description of the Notes--Repurchase at the Option of Holders Upon a Change of Control," in the prospectus distributed with the New Notes, the indenture which governs the Notes does not contain provisions that permit you to require our financing company to repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.(3)

----------
(3) This information is contained in the Registration Statement on Form F-4 filed with the Securities and Exchange Commission ("SEC") on August 18, 2000.

Item 4:  Information on the Company

A. History and Development of the Company

   We are a joint stock corporation incorporated under the laws of the Slovak Republic in Bratislava on December 16, 1996. Our principal executive offices are located at Stefanikova 17, 811 05 Bratislava in the Slovak Republic. Our telephone number is +421-7-4955-4705 and our corporate website address is www.eurotel.sk. The address of our agent for service in the U.S. is CT Corporation, 111 Eighth Avenue, New York, New York 10011 and its telephone number is +1-212-894-8940.

   EuroTel was originally formed in November 1990 in Czechoslovakia as a joint venture between the predecessor of Slovak Telecom and AWBV. In November 1990, this joint venture was awarded a 20-year exclusive license to operate an analog NMT 450 MHz network in what is now known as the Slovak Republic. This joint venture also received a license to construct and operate a public switched packet data network. The joint venture launched NMT 450 mobile telecommunications services in September 1991 and began to provide managed data network services in November 1991. The Company was converted from a limited liability company into its current form of a Slovak joint-stock company in December 1996. In August 1996, we received one of two licenses granted by the MTPT to build and operate a GSM 900 MHz network and launched the service in February 1997. In July 1999, our original GSM 900 MHz license was amended and we received one of two licenses granted by the MTPT to build and operate a GSM 1800 MHz network. We are now building out this GSM 1800 MHz network on a selective basis to provide additional in-building coverage and expanded capacity and to complement our existing GSM 900 MHz network. In July 2000, the Telecom Office consolidated our licenses into one general license which is valid until 2011, at which point we have the option to renew the license for up to an additional 10 years.

B. Business Overview

   We are a leading telecommunications company in the Slovak Republic, offering both mobile telecommunications and managed data network services. We are one of only two mobile providers licensed to offer GSM mobile telecommunications services and we are the sole provider of analog NMT services. As of December 31, 2000, our GSM network covered approximately 81% of the geographical area of the Slovak Republic where approximately 98% of the Slovak population lives. We also provide managed data network services to a variety of domestic and multinational businesses and Slovak government institutions. As of December 31, 2000, we had 493,032 mobile customers, up from 267,369 as of December 31 1999, representing an estimated market share of 44.4% based on the number of customers and 3,024, up from 2,841 as of December 31 1999, managed data network customers, consisting primarily of customers of our X.25 and frame relay services. For the year ended December 31, 2000, we generated revenues of Sk6,001.9 million, cash flows from operating activities of Sk1,703.5 million and a net loss of Sk566.7 million. In 2000, we generated EBITDA of Sk2,119.3 million. See footnote (1) to Item 3A "Selected Financial Data" for a definition of EBITDA.

Our Services

   Mobile Telecommunications Services. Under the brand name EuroTel, we provide a broad range of voice and value-added mobile telecommunications services, including voicemail, call waiting, call forwarding, short messaging services (known as SMS), account information services and wireless Internet access. To attract and retain customers with a range of service needs, we offer a number of mobile service plans, including a choice of seven post-paid service plans under the service name Tempo. These post-paid service plans primarily target high- to moderate-usage customers. We also offer two pre-paid options under the service name EASY. We provide international roaming capabilities to all of our GSM post-paid customers through 175 international roaming agreements with GSM operators in 90 countries, including all European countries with GSM services. For our more cost-sensitive customers, we continue to offer mobile telephony service over our analog NMT network.

   We estimate that as of December 31, 2000, we had a 44.4% share of the Slovak mobile telecommunications market based on the number of customers. The number of our mobile customers increased to 493,032 as of December 31, 2000, from 267,369 as of December 31, 1999 and 194,920 as of December 31, 1998. We believe, based on our experience in the market, that we captured a 50.7% share of the net number of mobile customers added in the Slovak Republic in 2000, principally as a result of the strength of our pre-paid service plans. As of December 31, 2000, we had 293,442 pre-paid customers, which we believe represents a substantial majority of the pre-paid market.

   The provision of mobile telecommunications services in the Slovak Republic involves certain risks. We operate in a highly competitive environment and we are subject to significant governmental regulation. For a discussion of these and other risks we face, see Item 3D "Risk Factors--Risks Relating to the Telecommunications Industry" above.

   Managed Data Network Services. In addition to our mobile telecommunications services, we offer:

      o managed data network services;

      o dedicated Internet access and Internet service to businesses and government agencies in the Slovak Republic; and

      o dial-up Internet access to business and retail customers.

    We provide these managed data network services using primarily X.25 and frame relay technologies. We connect our customers and direct traffic across our data network using packet switching nodes and routers. We purchase our packet switching nodes and routers from Nortel Networks and Cisco Systems. We supply transmission capacity for data services by lines we lease from Slovak Telecom and by our own nationwide microwave backbone network. We provide last-mile connection to customers in remote areas via leased lines, microwave links or very small aperture terminals ("VSATs").

   Our major data customers include financial institutions, government departments and agencies as well as domestic and multinational businesses with substantial national and cross-border data communications needs. As of December 31, 2000, we had 3,024 managed data network customers with an aggregate of 6,723 connections. We believe our advanced technological capabilities and strong customer service enable us to be one of the leading providers of managed data network services in the Slovak Republic.

   In common with the provision of mobile telecommunications services, the provision of managed data network services in the Slovak Republic involves certain risks. We operate in a highly competitive environment and we are subject to significant governmental regulation. For a discussion of these and other risks we face, see Item 3D "Risk Factors--Risks Relating to the Telecommunications Industry" above.

How We Differentiate Ourselves

   We believe that the following factors distinguish us from our competitors and should assist us in realizing our business plan:

   Superior Network Quality and Coverage. We have designed and built our networks and supporting information technology systems using advanced digital technology to provide the highest quality and most sophisticated mobile telecommunications services on a nationwide basis in the Slovak Republic. We believe the quality of our GSM mobile network is evidenced by our call completion rate (99.4% in December 2000) and our call success rate (99.4% in December 2000). We believe our superior network quality and coverage provide us with a competitive advantage in the Slovak mobile telecommunications services market, particularly among high-usage business customers. As of December 31, 2000 our cumulative investment in our telecommunications networks and other property and equipment was Sk8,648.6 million. Future investments in our mobile networks will include a selective GSM 1800 MHz network roll out, designed to expand our network capacity, coverage and range of services.

   Leading Brand Among High-Usage Customers. Since launching commercial operations in 1991, we have invested significant amounts to establish our brand name and to position our company as a leading provider of high-quality services with advanced features and outstanding customer service. We believe our network's call quality and customer care operations contribute to favorable brand awareness among both existing and potential customers. In particular, we have tried to attract and keep high-usage customers because they tend to be the most profitable. These customers are generally less price-sensitive, less prone to switching operators and represent a lower credit risk. Within this segment, we seek to minimize churn by providing tailored loyalty and retention programs and outstanding customer service and by introducing new value-added services. We also try to attract new high-usage customers using focused marketing and innovative rate packages.

   Market Leadership in Pre-paid Customer Segment. As of December 31, 2000, we had 293,442 pre-paid customers. We believe this represents a substantial majority of the Slovak pre-paid market. Our EASY pre-paid service plans allow us to target customers who seek service without a fixed financial commitment and monthly billing. Although pre-paid customers generate lower average monthly revenues, they cost less to acquire, on average, and create virtually no bad debt.

   Broad Product Offering. Our broad range of telecommunications services enables us to offer "package solutions" to financial, corporate and governmental customers. We offer our customers a range of mobile telephony services, dedicated and dial-up Internet access, web-hosting, leased lines and private network services as well as other voice and data services. We believe by offering combined mobile and managed data network services we can further distinguish our mobile telecommunications services from those of our competitor. We believe this ability to provide "packaged solutions" will aid our growth as mobile and data telecommunications services converge.

   Countervailing Risks. While we believe that the above factors should assist us in realizing our business plan, our business, financial condition and results of operations may be materially adversely affected by many factors beyond our control. As a general matter, you incur greater risk if you invest in the securities of an issuer with substantial operations in emerging markets such as the Slovak Republic than if you invest in the securities of issuers with substantial operations in the United States, Western Europe or other similar jurisdictions. For a discussion of certain of the risks we face, see Item 3D "Risk Factors" above.

Strategic Initiatives for 2000 and 2001

   In February 1999, our shareholders substantially changed our senior management team. As a result, we have a new chief executive officer, chief financial officer, chief information officer, director of sales and marketing, chief technical officer, general legal counsel, and customer service director. The principal strategic initiatives launched by our new management and the results to date are summarized below:

   Relaunch of Pre-paid Service Offering. In April 1999 we relaunched our pre-paid mobile service using the service name EASY, and in the year ended December 31, 2000 we added 217,985 net pre-paid customers. To increase the appeal of our EASY pre-paid service we offer a wider variety of handsets than our competitor.

   Manage Churn and Reduce Bad Debt. During 1999 and 2000, we implemented a number of programs to reduce our level of churn and bad debt. To reduce voluntary churn, we have introduced new programs to retain customers, such as loyalty programs and targeted renewal campaigns for post-paid customers whose contracts are near expiration. We reduced our overall level of handset subsidies by targeting only high-usage post-paid customers. To reduce involuntary churn caused by non-payment and fraud, we increased our efforts to screen prospective customers and encourage customers without adequate credit history to join our pre-paid service. To improve screening of potential customers, we improved our point-of-sale controls and aligned dealer commission structure more closely with our goals. As a result of these programs, the monthly average involuntary churn rate for GSM post-paid customers in the fourth quarter of 2000 declined to 0.4% per month from 2.4% and 0.6% per month in the comparable quarters in 1998 and 1999, respectively.

   Increased Marketing Initiatives for Post-paid Customers. We recently implemented several marketing initiatives for post-paid customers. In October 1999, we restructured our post-paid price plans into five simplified plans under the service name Tempo. In addition, we now offer directory assistance service and improved sound quality as a result of our adoption of enhanced full rate (known as "EFR") voice coding technology. EFR technology improves sound reproduction quality in GSM mobile phones that are compatible with this function. In February 2000, we introduced two additional post-paid plans, Tempo 700 and Tempo 1000. These plans are designed for high-usage business customers and include the use of data services such as mobile fax and Internet services in the plan's bundled minutes. We also continued rolling out selected products and value-added services for our post-paid customers. For example, we launched international voice over the Internet services in the second quarter of 2000.

   Continued Investment in Network Improvement. During 2000, we invested Sk770.2 million in capital expenditures to increase our network capacity and improve our service levels. According to our current business plan for 2001, we expect to spend approximately Sk1,797.8 million in capital expenditures to:

   o build additional network capacity to deliver service to a growing number of customers;

   o introduce new products and services; and

   o maintain high-quality service.

Mobile Telecommunications Services

   We offer digital and analog mobile telecommunications services in the Slovak Republic. We are one of only two mobile telecommunications providers licensed to offer GSM mobile telecommunications services and are the sole provider of analog NMT services. As of December 31, 2000, our GSM network covered approximately 81% of the geographic area of the Slovak Republic where approximately 98% of the Slovak population lives. As of December 31, 2000, our 493,032 mobile customers represented about 44.4% of mobile customers in the Slovak Republic, based on the number of customers.

   Mobile--Services and Products

   Standard Voice and Value-added Services. Our basic mobile telecommunications services include GSM and NMT network access throughout the Slovak Republic. In addition, we offer our GSM customers a wide selection of value-added services and special features, such as call forwarding, caller ID, voicemail, SMS, mobile fax, call barring, multi-way calling, and Internet access as well as free access to emergency public service numbers and certain EuroTel customer service numbers. Some of the most recent additions to our value-added services include:

o Mobile Banking, which we launched in October 2000 in cooperation with Tatra Banka, a major Slovak bank. This service allows post-paid and pre-paid customers to make payments and access their account information using their EuroTel handsets;

o EASY Bonus, which we also launched in October 2000. This pricing plan rewards customers with credits for incoming calls. EASY Bonus was one of four services "short-listed" for the "Most Innovative GSM Wireless Service" award at the 2001 GSM World Congress in Cannes, France.

   In August 2000 we became the first telecommunications company in the Slovak Republic to commercially launch Internet access via Wireless Application Protocol ("WAP"). Our "Mobile Internet" service provides customers with mobile access to the Internet, offered through a range of pricing plans. We also offer our customers a selection of WAP-enabled mobile phones through which the customer can access the Mobile Internet.

   We intend to continue to roll out new value-added services and special features to maintain our position as an innovator in the marketplace, increase revenue per customer, continue to reduce churn and attract more customers. Such value-added services and special features will include expanded SMS text features and e-mail capabilities as well as the ability to refill pre-paid cards over the phone.

   Our NMT service is a price-competitive nationwide service that offers the same basic telephony features as our GSM service. With NMT service, we primarily target rural areas, where GSM service coverage may be limited, as well as users who do not require international roaming outside the Slovak and Czech Republics. We are also evaluating wireless local loop alternatives with Slovak Telecom over our NMT network. These local loop alternatives would enable Slovak Telecom to increase its fixed-line penetration in rural areas at a lower cost, while enabling us to earn revenue by selling the excess capacity on our NMT network.

   International Roaming. Our post-paid GSM customers can make and receive calls while outside the Slovak Republic using GSM mobile networks of foreign operators with whom we have roaming agreements. Conversely, customers of these foreign operators are able to place and receive calls while in the Slovak Republic using our GSM mobile network. As of December 31, 2000, we had 175 roaming agreements in 90 countries throughout Europe, North and South America, Asia, Africa and Australia. We are working to expand our worldwide roaming coverage further and also expect to be able to offer roaming features to our pre-paid customers. International roaming for our NMT customers is limited to the Czech Republic.

   Mobile Handsets and Accessories. We offer our customers a variety of portable handsets that use GSM technology, including models manufactured by Nokia, Ericsson, Alcatel, Motorola, Panasonic, Phillips and Siemens, together with a wide array of accessories such as carrying cases, batteries, desktop chargers, car chargers and hands-free equipment. We do not manufacture handsets or accessories. Nonpromotional prices for our GSM handsets typically range from Sk6,000 to Sk10,000. We sell new and refurbished analog handsets for our NMT service, including models manufactured by Benefon and Nokia. Customers are not required to purchase their handsets from us and many of them choose to obtain handsets from other sources.

   Mobile--Price Plans and Promotions

   Post-paid Plans. We offer seven post-paid pricing plans that target different segments of our customer base in order to optimally respond to customer demand. The main price components of our post-paid plans are a one-time activation fee, a monthly access fee (which includes a predetermined number of airtime minutes) and per-minute airtime fees. The airtime fees vary based on the type of call, the time of day and the network on which the call terminates. The table below provides a summary of our Tempo pricing plans as of December 31, 2000. Per-minute airtime fees apply to calls that originate on our mobile network and are billed to the calling party ("calling party pays").



                                  Tempo     Tempo     Tempo       Tempo         Tempo     Tempo    Tempo
  Type of Charge                   30        90         60         150           350       700      1000
------------------------------   -------   -------   -------     -------       -------   -------  -------
Bundled minutes(1)............     30       90(3)       60         150           350       700      1000
One-time activation fee (Sk)..    990        990       990         990           990       990       990
Monthly service fee (Sk)......    300        300       500        1,100         2,200     3,200     3,800

Per minute airtime charges(2)   p  o   w  p   o  w   p  o   w   p    o    w   p   o  w   p  o   w  p   o  w
-----------------------------   -  -   -  -   -  -   -  -   -   -    -    -   -   -  -   -  -   -  -   -  -
EuroTel to EuroTel ...........  9  5   1  9   5  1   8 4.5  1   6   2.5   1   1   1  1   1  1   1  1   1  1
EuroTel to Globtel............ 10  5   5  10  5  5  10  5   5   10   5    5   6   6  6   3  3   3  1   1  1
EuroTel to fixed local ....... 10  5   5  10  5  5   8 4.5 2.5  6   2.5  2.5  3   3  3   2  2   2  1   1  1

----------
(1) Applicable to all domestic calls for Tempo 60, 150, 350, 700 and 1000 customers. Applicable to selected domestic calls for Tempo 30 and Tempo 90 customers.
(2) Charges are for peak ("p"), off-peak ("o") and weekend ("w") airtime. Peak hours are from 08:00 to 18:00. Weekend hours are from 24:00 Friday to 24:00 Sunday.
(3) Off-peak minutes.

   Our Tempo 150, 350, 700 and 1000 plans target high-usage customers while our Tempo 30, 60 and 90 plans target customers with more moderate usage requirements. As of December 31, 2000, approximately 24% of our post-paid customers were enrolled in high-usage plans and 76% were enrolled in moderate-usage plans.

   Pre-paid Plans. In April 1999 we relaunched our pre-paid mobile telecommunications services under the service name EASY. We offer two pre-paid pricing plans, EASY NON-STOP and EASY Life. The EASY NON-STOP plan has a flat fee of Sk4.9 per 30-second increment of airtime, while the EASY Life plan has different fees for peak and off-peak airtime. Customers who choose our pre-paid service can purchase a basic "SIM pack" for either Sk190 or Sk690, both of which include the SIM card required to open a pre-paid account as well as a pre-paid airtime of Sk100 or Sk500, respectively. As an alternative, customers can purchase a complete "pre-paid handset kit" with a price ranging from Sk4,000 to Sk10,000, which includes a choice of handset in addition to the SIM pack. Pre-paid customers can then recharge their accounts by purchasing pre-paid coupons in denominations of Sk200, Sk500, Sk1,000 or Sk2,000 at any one of our approximately 9,600 points of sale. These points of sale include kiosks, supermarkets and gas stations. We expect to further expand our points of sale for pre-paid coupons in 2001. Pre-paid coupons are payable in full at the time of purchase.

   Value-Added Services. Some of our value-added services and special features are included in our service plans and require only the payment of per-minute usage fees. Other value-added services, such as Internet access, mobile fax and mobile data are available for additional monthly fees. Tempo 700 and Tempo 1000 price plans include the whole range of services in the service fee.

   Promotions. We run frequent promotional campaigns designed to attract additional customers, increase subscriptions to value-added services, increase airtime usage and retain high-usage customers. We encourage non-EuroTel mobile customers to migrate to our post-paid plans by offering them handsets at a discount based on their usage history. Our promotional campaigns vary in duration, typically running for two to six weeks, and are generally timed to complement the long-term advertising campaigns we run throughout the year.

   All new customers who subscribe to our post-paid mobile telecommunications services in response to a promotional offer are required to enter into a 24-month service contract. We charge a termination fee if a promotional customer terminates post-paid service before his contract expires. This early-termination fee is applied to the final bill and serves to partially recover any discount we offered on the handset. Early-termination fees vary depending on the outstanding period remaining on the service contract. As part of our retention process, some existing customers are offered new handsets at a discount to reward loyalty or to encourage them to upgrade their service plans and extend their contract terms.

   We encourage NMT customers who decide to switch to our GSM services to keep their NMT service for family members or business colleagues. We offer a lower activation fee of Sk7 for NMT customers who have chosen to switch to GSM services.

   Mobile--Sales and Distribution

   We offer mobile telecommunications services through a network of direct and indirect distribution channels. Our direct distribution network consists of a corporate sales force, EuroTel stores, telephone sales and our Internet site. Our indirect network consists of independent dealers, brand stores, retailers (including "stores-in-stores"), regional distributors and sales catalogs. In 2000, approximately 40% of our sales were generated by independent dealers, 27% by EuroTel stores and 27% by brand stores. Our Internet sales site, catalogs and corporate sales force accounted for the remaining 6% of our sales for this period.

   Independent Dealers. As of December 31, 2000, we had approximately 300 points of sale through arrangements with independent dealers. These independent dealers exclusively sell our mobile telecommunications services and products through their own sales network. They are typically distributors of consumer products and frequently have their own direct sales force as well as distribution agreements with subdealers. Subdealers are typically retailers who enter into agreements with our dealers to sell our mobile telecommunications services and products on an exclusive basis. We pay our dealers commissions based upon the type and amount of new subscriptions they generate. For post-paid services, we pay dealers commissions for new subscriptions based upon the type of service plan sold. We supplement these commissions with volume-based bonuses. For pre-paid services, dealer commissions consist of discounts on both SIM packs and complete pre-paid handset kits. In July 1999, we implemented a new dealer commission structure, which encourages dealers to sign up customers with a low propensity to churn. We encourage dealers to participate in marketing strategies and promotional campaigns by providing them with point-of-sale marketing materials and reimbursing them for certain advertising expenses.

   EuroTel Stores. We maintain and operate our own stores where customers can purchase handsets and subscribe to our mobile telecommunications services, have handsets repaired, obtain service-related information and pay bills. Our 11 stores are located in major cities throughout the Slovak Republic. In Bratislava, for example, we operate three stores.

   Brand Stores. We also offer our services and products through 38 independently owned and operated brand stores. These stores sell only EuroTel products and services and are located in major cities throughout the Slovak Republic. We help these stores market and develop store formats and, occasionally, provide financial assistance. We plan to increase the number of brand stores during 2001.

   Stores-in-Stores. We are generally focusing on expanding our sales network through a presence in department store chains. Although we seek partners to run such stores-in-stores and assist them in negotiations, we are not a party to the agreements concluded between the brand store and the respective department store.

   Direct Sales Force. Our direct sales force develops and expands our corporate customer base by securing new accounts. They also manage our existing corporate accounts by adding new service plans and/or value-added services. These mobile sales representatives cooperate closely with specialists in our managed data network services business to offer bundled service solutions to corporate customers requiring both mobile and data network services.

   Catalog and Internet Sales. We offer the sale of mobile equipment as well as pre-paid service by mail-order catalog. We have also launched a website in the Slovak Republic, allowing customers to shop for our products and pre-paid services online.

   Advertising. Our advertising strategy employs three primary tactics:

   o continuous, long-term campaigns, to increase consumer awareness of the brands EuroTel and EASY;

   o advertising "spikes" during which we launch a "call to action" as a quick means to add new customers and stimulate usage; and

   o short, specifically targeted hardware promotions to promote a specific product.

   We primarily use television, radio, print and outdoor advertising to communicate with the public. Our advertising campaigns seek to position us as the premier service provider, market innovator and developer of sophisticated value-added services and special features. In 2000, we were able to increase awareness of our brand names EuroTel and EASY, evidenced by the results of market research we commissioned in December 2000. In October 2000, we launched the new EASY BONUS service described above, which was nominated for the GSM Association Award for the most innovative services of 2000.

   We have built strong brand name recognition in the Slovak market. This has been confirmed by recent internal market research. Over 90% of respondents in a survey identified our EASY brand as being associated with our mobile pre-paid service. We intend to continue to advertise using traditional media while taking advantage of newer, more innovative means to promote our services and products, such as the World Wide Web.

   Mobile--Customer Service and Retention

   One of our main objectives is to distinguish ourselves from our competitors by providing superior customer service. To achieve this objective, we operate two customer call centers, which are available to all of our customers 24 hours a day, seven days a week. Our call centers are strategically located in the cities of Bratislava and Nitra in order to balance the call traffic and thereby reduce waiting times for callers. We recently refurbished both call centers and completely computerized them in order to be able to obtain and process important customer data we use to design marketing programs and promotions as well as retention campaigns. Our automated systems allow our representatives to keep records of calls and also track customer satisfaction by placing follow-up calls.

   In addition to these call centers, we have nine customer service centers located throughout the Slovak Republic. These centers are staffed with representatives trained in answering questions about pricing, services, billing and phone features. Seven out of these nine service centers also offer technical assistance to customers who have problems with their handset or services.

   All customer centers are staffed with service representatives who have gone through extensive training and are computer literate. Many of these representatives are multilingual. Customer service representatives at the technical support centers are well-trained technicians and have been employed by us for three years on average. We periodically monitor calls to maintain quality and identify further training requirements.

   We actively work to retain customers through loyalty programs and other proactive initiatives. For example, we contact customers whose service contracts are about to expire and encourage them to renew their service. Our customer service center in Bratislava also sends our first-time customers a welcome letter extending a personalized welcome to our services. This letter also serves to verify the customer's mailing address, helping to reduce future bad debt.

   Mobile--Activation, Billing and Collection

   Activation. New customers can apply for mobile telecommunications services at any of our direct or indirect points of sale. Customers can also purchase pre-paid service over our website. The Slovak Republic does not have nationwide credit bureaus for individuals and so companies must rely on their own customer selection criteria. A customer applying for post-paid service must present three forms of identification, including at least one current utility bill or other proof of address. We then cross-check the customer against our internal credit database. If a potential customer does not meet our selection criteria, the sales representative will suggest a pre-paid service option.

   Billing. We operate a billing system developed for telecommunications companies by LHS Verwaltungs GmbH & Co. This billing system provider is a specialized software company whose systems are used by numerous telecommunication companies worldwide. We bill our post-paid customers on a monthly basis. Fixed charges are billed in advance, while airtime and value-added services are billed in arrears. For our pre-paid customers, the billing system automatically debits their account as airtime is used. For an additional charge we offer our post-paid customers itemized billing and, in 2000, we introduced an "electronic invoice" option, which allows the post-paid customers to receive their bills in Excel file format. As a promotion, we also offer our high-value customers itemized billing free of charge.

   Payment and Collection. We offer a variety of payment options, such as payment in cash, by payment order, credit card or direct debit. Customers can make cash payments or pay their bill at banks, post offices or any EuroTel store.

   For post-paid customers, payments are due 19 days after the invoice date. This invoice date is typically three to five days after the billing cycle ends. If the customer has not paid the account balance within 22 days of this invoice date, we send a text message directly to the customer's handset. A customer whose account remains unpaid by the date of the next invoice receives an automatic reminder on this second month's statement. Approximately 14 days after the date of the second invoice, a customer's service is suspended and calls can be no longer made or received. A text message notification is sent to a customer's handset 24 hours before suspension. For certain high-usage customers with good payment records, however, we may decide merely to "hotline" the customer so that calls can be received but not made. If a customer still does not pay the bill within three days of being "hotlined," we suspend his service. We send customers who do not pay within one month of being suspended a final payment notice giving them seven days until permanent disconnection. When a customer is permanently disconnected, he loses his designated phone number in addition to not being able to place or receive calls. In collecting overdue accounts, we try to work closely with collecting agencies throughout the country.

   Management of Customer Receivables and Prevention of Mobile Fraud. In the past, customers have defrauded us by obtaining mobile service using a falsified piece of identification. In 1999, we introduced a series of new measures to more thoroughly screen potential customers' backgrounds and payment histories to counteract this problem. First, we abandoned our previous system of relying on only one document to identify potential customers in favor of more stringent standards. New applicants must now present us with two valid forms of identification as well as a current utility bill, which serves to identify the applicant and provide proof of his address. Second, we maintain a database of all former customers who have not paid their bills or who were disconnected by us for other violations of their service contracts. We run a check of all new applicants against this database prior to agreeing to provide them with services.

   To further ensure the enforcement of these screening procedures, we have also modified our dealer commission structure. Previously, we monitored the payment history of new customers for a period of three months following activation and charged the dealer an amount of up to 75% of his original signing commission if the customer was disconnected or failed to make payments on his account. We prolonged this monitoring period to six months and charge dealers up to 100% of their commissions for customers who are disconnected or fail to make payments during this period. We also abandoned our system of paying commissions to dealers based on their meeting certain sales targets. We now pay commissions based on our review of the monthly churn rates for customers signed up by any given dealer. As a result, dealers now have a strong incentive to adhere to our screening criteria and scrutinize customers prior to signing them up. Alternatively, dealers are encouraged to suggest one of our pre-paid plans to new applicants who they believe do not meet our criteria for post-paid service.

   Mobile--Network

   Technology and Equipment. Our digital mobile network uses GSM technology in the 900 MHz and 1800 MHz frequency bands. GSM is the world's most widely used digital mobile technology. A principal component of our digital mobile network is our base stations containing transmitters, receivers and other equipment that communicate by radio signals with mobile telephone handsets within the range of each base station, base station controllers linked to our base stations and mobile switching centers that routes calls to the proper destinations. As of December 31, 2000, we operated 564 GSM base stations (both GSM 900 and GSM 1800) linked to five base station controllers. These, in turn, are linked to three mobile switching centers throughout the Slovak Republic, providing 81% geographic and 98% population coverage. Additionally, we have in operation a Voice Mail System and Short Message Service Center to provide value-added services. We lease 149 of our sites, including base stations and repeaters, pursuant to a framework lease agreement with a division of Slovak Telecom. This agreement expires on January 1, 2007, but may be terminated by either party on twelve months' written notice.

   We are selectively building out a GSM 1800 MHz network and in November 1999 we launched GSM 1800 service in the Bratislava area. We plan to deploy approximately 250 GSM 1800 base stations by 2010 in high-usage areas, primarily in Bratislava, Kosice and other major cities. We estimate that approximately 60% of our GSM 1800 sites will be co-located at existing GSM 900 sites.

   Following an open tender in 1996, we selected Ericsson to manufacture, deliver, install, commission and prepare for acceptance various stages of our GSM network, including base stations, base station controllers and mobile switching centers. Because different vendors use compatible equipment, there are a number of other companies capable of supplying us with GSM network equipment. Other suppliers for hardware and software components of the network infrastructure include Nokia, Lucent Technologies, Siemens and Nortel. Our GSM network is interconnected with Slovak Telecom's national fixed-line network. Since March 2000, our network is also directly interconnected with Globtel's GSM network. In 2000 we deployed technology that allows us to provide Voice over IP and WAP services.

   We operate an analog mobile network using NMT technology in the 450 MHz frequency band. NMT is not as widely used as GSM and our NMT customers' roaming capabilities are limited to the Czech Republic. As of December 31, 2000, we owned 139 operating NMT base stations in the Slovak Republic, providing 79% geographic and 96% population coverage. NMT uses analog technology for the transmission of voice communications. Nokia is the sole supplier of the NMT 450 mobile equipment in our network. Because analog technology is less sensitive to low connection quality, it allows for calls in areas where digital technology cannot. This feature makes the NMT network attractive in certain areas where GSM service or a Slovak Telecom fixed-line connection is not practical or feasible. As of December 31, 2000, our NMT network provided service to 16,287 customers. Apart from routine maintenance, we do not intend to make further investments in our NMT network. We are currently investigating opportunities to use the 450 MHz band for our NMT network for alternative digital standards, such as GSM 450 or CDMA (Code Division Multiple Access). We are also considering the use of our excess capacity in the 450 MHz frequency band for wireless local loop solutions to offer a cost-effective means to complement Slovak Telecom's national fixed-line network in areas of low coverage, such as many of the rural areas in the Slovak Republic. These local loop alternatives would enable Slovak

Telecom to increase its fixed-line penetration in these rural areas at a lower cost, while we earn revenue from our excess NMT capacity.

   Performance and Quality Assurance. Network coverage and technical quality are key factors in the provision of mobile telecommunications services. We measure the technical performance of our service against internal as well as regulatory benchmarks. Key indicators of network quality are monitored regularly by our network engineers. These indicators include "call set-up rate" (time elapsed between dialing and being connected), "call success rate" (number of attempts required to place a successful call), "call completion rate" (percentage of calls completed without interruptions) and "total call quality rate" (roughly, a weighted average of the three previous rates). We have built a high-quality network and are focusing on increasing our level of in-building coverage in major cities and our capacity to handle the growing traffic in high-density areas.

   Network Management and Maintenance. We monitor our mobile network through an operations support system using Watchmark's Control and Pilot systems. This telecommunications system monitors all principal components of our network (cell sites, switching centers as well as transmission systems). The system analyzes the network's performance and recommends actions that our technicians can take to improve service quality. We employ 126 technical engineering and operations staff to engineer, build and maintain the mobile network. The experience of this engineering staff includes mobile radio network planning, network optimization and all other aspects of digital communications technology. Our engineers and technical staff work closely with their counterparts at our main mobile network supplier, Ericsson, to develop and achieve high network quality standards.

   In addition to mandatory monthly quality checks and detailed measurements of regular performance data, we closely monitor network quality and performance on a daily basis. This includes monitoring the performance of switches and base stations. Based on this information, we can establish where we need to expand our network to avoid future congestion.

   Frequency Band. We are licensed to use a total of 127 channels for our digital mobile service. These include 51 channels on the 900 MHz frequency band and 76 channels on the 1800 MHz frequency band. Any expansion in the number of the GSM 900 channels is limited by the fact that the Slovak Army has exclusive use of a number of these channels. We are also licensed to use a total of 222 channels on the 450 MHz frequency band for our analog mobile service. In areas close to the borders of neighboring countries, we must reach agreements with foreign mobile service operators to share the frequency spectrum. This limits the number of frequencies available to us in these areas.

   Mobile--Interconnection

   All mobile telecommunications providers in the Slovak Republic must interconnect their networks with any other public telecommunication network in the Slovak Republic if the operator of such other network so requests. Interconnection enables our customers to initiate and receive calls to and from persons using fixed-line networks or other mobile networks. Currently, our GSM and NMT networks are directly interconnected with both Slovak Telecom's fixed-line network and Globtel's mobile network.

   A general regulatory framework relating to interconnection is set forth in the new Telecommunications Act. The specific terms and conditions of our network interconnection with Slovak Telecom and Globtel are set forth in interconnection agreements which establish a system of interconnection payments. Under these agreements, we pay Slovak Telecom and Globtel for calls terminating on their networks and Slovak Telecom and Globtel pay us for calls terminating on our networks. These agreements also set forth technical and operational standards and other criteria such as how interconnection is achieved and how billing is processed.

   We are currently a party to two separate interconnection agreements with Slovak Telecom. We entered into the first agreement on July 23, 1997, to provide for the interconnection of our GSM network with Slovak Telecom's fixed-line network. We entered into the second agreement on October 22, 1997, to also provide for the interconnection of our NMT network. These agreements provide for the renegotiation of the per-minute interconnection rates we charge Slovak Telecom for calls terminating on our networks and Slovak Telecom charges us for calls terminating on its network. Each of these agreements terminates on December 31, 2001. Each of these agreements requires that we enter into negotiations with Slovak Telecom to renew these agreements prior to their termination.

   We are currently a party to an interconnection agreement with Globtel. We entered into this agreement on December 23, 1999. It provides for the interconnection of both our GSM and NMT networks with Globtel's GSM mobile network. This agreement sets the fixed per-minute interconnection rates we charge Globtel for calls terminating on our networks and Globtel charges us for calls terminating on its network. This agreement terminates on December 31, 2001, but may be automatically extended until December 31, 2002, on the same terms and conditions, if neither we nor Globtel request a modification of the current rates. If we have not negotiated its renewal prior to its termination date, the direct interconnection of our networks with Globtel's network will terminate. In that event, we expect that calls initiated by our customers to persons using Globtel's network will be interconnected indirectly through Slovak Telecom, as will calls initiated by Globtel's subscribers to our customers. This will continue until we enter into a new interconnection agreement with Globtel. Our interconnection agreement also contains an adjudication process for the renegotiation of the agreement once it terminates.

   Mobile--Industry Competition

   We and Globtel are the only GSM operators in the Slovak Republic. In connection with the award of GSM 1800 licenses in July 1999, the government agreed not to award additional mobile licenses for GSM 1800 services until July 2002. We are also the country's only NMT operator.

   Globtel is a joint-stock company reportedly owned 64% by France Telecom Mobiles International, and 36% by Slovak state-owned utility companies. According to recent news reports, the Slovak government intends to sell the 36% of Globtel it currently holds through a number of state-owned utility companies. Globtel began operations in January 1997 and is the market leader in providing mobile telecommunications services in the Slovak Republic. We estimate that it had a 55.6% share of this market based on the number of customers as of December 31, 2000.

   Competition in the Slovak mobile telecommunications industry is based primarily on network coverage, service quality and pricing. Rates for mobile telecommunications services in the Slovak Republic are low compared to other European markets. We currently offer our pre-paid services at approximately the same rates as Globtel. Our post-paid services, in particular our high-usage plans, are generally priced at a premium to comparable Globtel packages. We believe that the quality of our network and customer service, as well as our better geographic coverage, enable us to attract and keep higher-usage customers. We further believe that these customers are generally less price-sensitive.

   Managed Data Network Services

   We provide managed data transmission services, dedicated Internet access and Internet services to businesses and government agencies in the Slovak Republic. We also provide dial-up Internet access to business and retail customers. We provide these services using lines leased from Slovak Telecom and our own wireless microwave backbone. We provide service using VSATs for customers in remote areas or for whom an adequate last mile wireline connection is not available. Our data customers can transmit data worldwide as a result of our interconnection agreements with international telecommunications providers. These providers include Slovak Telecom, British Telecommunications, Telekom Austria, and Unisource.

   The following table sets forth certain operating data for our managed data network services:

                                                                  Year Ended December 31,
                                                   -----------------------------------------------------
                                                    1996        1997        1998        1999       2000
                                                   -------     -------     -------     -------   -------
                                                  (in millions of Slovak Crowns, except connection data)

 Revenues from primary products & services
      X.25...................................      Sk178.2     Sk218.2     Sk206.6     Sk175.2   Sk106.3
      Frame relay............................         18.9        51.8       103.0       110.4     159.2
      Subscriber leased lines................         62.3        57.4        70.2        80.0      84.1
 Revenues from other ancillary services
      Equipment and hardware sales...........         23.8        23.4        19.7        15.7       9.1
      Other..................................         44.1        66.6        69.2        73.1      89.2
                                                   -------     -------     -------     -------   -------
 Total data network services revenues........        327.3       417.4       468.7       454.4     447.9
                                                   =======     =======     =======     =======   =======
 Total number of connections.................        2,531       3,385       4,931       6,006     6,723
 Monthly average revenue per connection......        6,220       6,384       6,074       4,583     4,034

   Managed Data Network Services--Products and Services

   Data Network Services. We offer traditional and high-speed data communications services using X.25 and frame relay network protocols to business customers who require wide area networks to link computers in geographically dispersed offices. Our largest customers for data transmission services include financial institutions and government agencies in the Slovak Republic, as well as other telecommunications carriers that interconnect their data networks with ours. Although there is currently no demand for ATM, we have the capability to provide this service if requested.

   Private Line Services. We provide private line channels to customers who require high-capacity, high-quality domestic and international point-to-point connections. Private lines can be used for both voice and data applications and enable customers to construct virtual private networks connecting offices across the Slovak Republic.

   Internet Services. We provide business customers with a variety of Internet services. These services include Internet access through dedicated private lines and dial-up service as well as web hosting, which allows customers to maintain Internet sites and advertise. We also supply the portal infrastructure, through which our customers can gain access to information services, such as financial data, reservation systems and other services. We can assist customers in designing Internet sites and establishing corporate Intranets. In addition, we provide dial-up Internet access for retail customers.

   Voice Over Data Services. We provide voice over frame relay services for private line customers who seek to reduce their long distance charges. Voice over frame relay involves "packetizing" voice calls using frame relay, a high-speed data transmission protocol, and transporting the voice call over our data transmission facilities. The call is then "de-packetized" at the receiving end. The call terminates through normal circuit switching over a local network.

   Integrated Services. We are committed to offering integrated solutions to our customers who require a mix of our products and services. For example, we already offer voice over data, and we are developing the capability to seamlessly combine our managed data services with our mobile telecommunications services. We also deliver Internet services to our mobile customers over our GSM network, using their mobile phones as portable modems.

   Equipment Sales. We distribute, install, configure and maintain the equipment and software necessary to support our customers' data requirements.

   Managed Data Network Services--Pricing and Promotions. We generate approximately 95% of our revenues from the use of managed data network services by our corporate customers who account for roughly 5% of our customer base. These corporate customers use our X.25 and frame relay technology as well as private line services, which can integrate voice and data transmission. The average monthly invoice for our 150 biggest customers was Sk240,000 in 2000. Our other customers are private users of dial-in and Internet dial-up services who had monthly invoices averaging Sk780 in 2000.

   We are planning promotional campaigns to increase usage by our corporate customers of our frame relay service. We are also running similar campaigns to increase the use by our corporate customers of statistical report SMR services and POS connections. In the market segment of small and medium-sized enterprises ("SME"), we are planning promotions oriented towards IP services, with a goal of increasing the number of SME customers.

   Data Network Services--Markets and Competition

   We provide managed data services for the majority of the Slovak Republic's largest businesses requiring such services. As a result, we do not expect the number of our data business customers to grow significantly. We also expect future growth in the IP services market. As a result, we are currently considering entering the SME customer segment by providing new services such as IP and Voice over IP to SMEs.

C. Organizational Structure

   EuroTel is a joint-stock company incorporated under the laws of the Slovak Republic. We hold 100% of the outstanding share capital of our financing company, Slovak Wireless Finance Company B.V., a private company with limited liability incorporated under the laws of The Netherlands. We have no other subsidiaries.

D. Property, Plants and Equipment

   Tangible Property. Our property and equipment consist primarily of our Mobile and MDNS networks, including switches, base stations, MDNS nodes and MDNS modems, as well as operating support systems and other support assets.

   Where feasible, we lease our real property. We lease our main office building in Bratislava, as well as all other office space for management and administration and for our retail stores. We also lease the vast majority of the land on which the infrastructure for our network is built. These include 149 of our base station sites, which are leased pursuant to a framework lease agreement with a division of Slovak Telecom. This agreement expires on January 2007, but may be terminated by either party on 12 months' written notice.

   As of December 31, 2000, we operated 703 base stations in the Slovak Republic (139 NMT base stations, 539 GSM 900 base stations and 25 GSM 1800 base stations).

   If we are unable to obtain a lease on a parcel necessary for our installations, we acquire the parcels in question. From time to time, amendments to the lease agreements are negotiated in the ordinary course of business and we are currently in the process of renegotiating a number of these leases. However, EuroTel's real estate holdings are minimal and any real estate we own is neither leased nor mortgaged or encumbered to the third parties.

   Our operations had no significant impact on the environment in the aforementioned period and EuroTel is not aware of any violation of environmental regulations. Therefore, there should not be any significant impact on the environment caused by our operations. There may, nevertheless, be certain health risks related to base transceiver stations. See Item 3D "Risk Factors--Risks Relating to the Telecommunications Industry--There may be health risks related to base transceiver stations and mobile handsets" above.

We have entered into an agreement to lease a parcel of non-residential property (the "New Office Space") with POLUS INV., a.s., a joint stock corporation incorporated under the laws of the Slovak Republic, which has its registered office in Bratislava. POLUS INV., a.s. is a part of a multinational group called Tri Granit. As a result of this agreement, we will be entitled to lease 11 772 m(2) of office space located in Bratislava in the near future (the New Office Space is not included in the table below).

   A summary of EuroTel's principal facilities in the Slovak Republic as of December 31, 2000 is set forth below:

------------------------------------------------------------------------
                  Number and Type of Tangible                 Square
Location                 Fixed Assets          Leased/Owned   Meters
------------------------------------------------------------------------
                     6  -office premises
                     3  -retail stores
Bratislava           2  -warehouses               Leased      11,959
------------------------------------------------------------------------
                     1  -office premises
                     1  -retail store
Banska Bystrica      1  -warehouse                Leased         667
------------------------------------------------------------------------
Zilina               2  -office premises          Leased         466
------------------------------------------------------------------------
Kosice               1  -office premises          Leased         903
------------------------------------------------------------------------
Poprad               2  -office premises          Leased         532
------------------------------------------------------------------------
Presov               1  -office premises          Leased         179
------------------------------------------------------------------------
Trencin              1  -office premises          Leased         436
------------------------------------------------------------------------
Nitra                1  -office premises          Leased         665
------------------------------------------------------------------------

   We expect the majority of lease agreements for non-residential premises located in Bratislava entered into as of December 31, 2000 to be terminated in the third quarter of 2001. The New Office Space we describe above should satisfy our need for office space on non-residential property. The majority of our office space in Bratislava will then be concentrated in a sole location. We are currently negotiating the termination of the majority of the leases for non-residential property located in Bratislava that will be substituted by the New Office Space.

   Intangible Property. We have registered the rights to eight trademarks in the Slovak Republic. These trademarks include word, graphic and combined marks such as EuroTel World Class Communications, EuroTel, EuroTel datove komunikacie, EuroTel mobilne telefony, EASY (izy) and IZY. Under Slovak law, a trademark is registered for ten years from the date of filing of the application, but can be extended for additional ten-year periods.

Item 5:  Operating and Financial Review and Prospects

A. Operating Results

   You should read the following discussion together with our consolidated financial statements, including the accompanying notes, beginning on page F-1 of this Form 20-F. We prepared the consolidated financial statements and the accompanying notes in accordance with IAS, which differs in certain respects from U.S. GAAP. See note 29 to the consolidated financial statements for a description of the principal differences between IAS and U.S. GAAP as they relate to us and a reconciliation of our net income and shareholders' equity from IAS to U.S. GAAP. You should read the statements under "Forward-Looking Statements" for information on how we present our forward-looking information.

Overview

   We are a leading telecommunications company in the Slovak Republic offering mobile telecommunications and managed data network services. We are one of two mobile providers licensed to offer nationwide GSM mobile telecommunications services and we are the sole provider of analog NMT services. We also provide managed data network services to a variety of domestic and multinational businesses and Slovak government institutions. As of December 31, 2000, we had 493,032 mobile customers, representing an estimated market share of 44.4% based on the number of customers, and 3,024 managed data network customers, consisting primarily of subscribers to our X.25 and frame relay services. For the year ended December 31, 2000, we generated revenues of Sk6,001.9 million, cash flows from operating activities of Sk1,703.5 million and a net loss of Sk566.7 million. In 2000, we generated EBITDA of Sk2,119.3 million. See footnote (1) to
Item 3A "Selected Financial Data" for a definition of EBITDA.

   The following table sets forth information about our network:

                                                  As of December 31,
                                                  ------------------
                                                  1998   1999   2000
                                                  ----   ----   ----
Geographical area of Slovak Republic covered
   NMT..........................................   77%    79%    79%
   GSM..........................................   76%    81%    81%
Population of Slovak Republic covered
   NMT..........................................   95%    96%    96%
   GSM..........................................   96%    98%    98%
Number of base stations
   NMT..........................................   124    139   139
   GSM..........................................   419    522   564

Revenues

   Our revenues consist of mobile service revenues, mobile equipment and other sales and managed data network services revenues. Mobile service revenues include all revenues we receive on a recurring basis from our mobile telecommunications services and include monthly access fees, airtime charges for calls that originate on our network and interconnection and roaming fees. Airtime charges are the single largest source of our mobile revenues and include fees charged for our value-added services and special features. We generally set fees on a network-wide basis, although occasionally we negotiate individual fee agreements with large business customers. Airtime charges are generally paid by the initiator of the call, commonly referred to as "calling party pays," except when a customer travels outside the Slovak Republic, in which case the customer is charged for a portion of the incoming call. Interconnection and roaming fees include interconnection fees from Slovak Telecom and Globtel for calls by their customers terminating on our network and roaming fees for calls by our mobile customers travelling outside of the Slovak Republic and for visitors using our network in the Slovak Republic.

   Mobile equipment revenues include all revenues we receive on a non-recurring basis from our mobile business and include sales of handsets and accessories as well as one-time activation fees. Managed data network services revenues consist of revenues generated when we provide our data customers with access and use of our data network, as well as revenue from the installation and rental of data transmission equipment.

   As a provider of telecommunications services, our revenues are affected by growth in our customer base, usage of our services and prices charged for each of the services that we offer. Our revenues are also affected by customer mix, with business customers generally having higher average call volume than non-business customers. Continued customer and service usage growth will depend on a number of competitive factors, including pricing and promotions, the range and quality of our services, the capacity and coverage of our network, as well as general economic and market conditions in the Slovak Republic. We expect that average minutes of use and revenue per customer for our mobile customers will fall as mobile penetration in the Slovak Republic increases, because many of our new customers will be non-business customers who use their mobile phones less frequently.

The following table sets forth certain information about our customers:

                                               As of December 31,
                                         -------------------------------
                                           1998      1999       2000
                                         --------- ---------- ----------
Mobile customers
    NMT Post-paid.......................   25,144     19,410     16,287
    GSM Post-paid.......................  159,030    172,502    183,303
    GSM Pre-paid........................   10,746     75,457    293,442
                                          -------    -------    -------
    Total...............................  194,920    267,369    493,032

Average monthly revenue per customer
    Post-paid...........................  Sk1,824    Sk1,600    Sk1,792
    Pre-paid............................      557        449        367

Average monthly billable minutes per
customer(2)
    Post-paid...........................      186        174(1)     234
    Pre-paid............................       88         62(1)      57

Average monthly churn rate
    Post-paid...........................     2.9%       2.6%       1.8%
    Pre-paid............................     2.2%       1.4%       1.1%

Managed data network connections........    4,931      6,006      6,723

---------------------
(1) Restated number. Please refer to the Form 6-K filed with the SEC on February 28, 2001, when making historical comparisons.
(2) We have changed from reporting monthly switched minutes per customer to reporting monthly billable minutes per customer as we believe billable minutes to be of more relevance in analyzing our operating performance.

   We have experienced tariff reductions in our mobile business as a result of increased competition with Globtel, our only competitor in the provision of mobile telecommunications services. Present competition with Globtel is based mainly on pricing of handsets and services, network quality and coverage, the range of services offered and customer service. Mobile tariffs in the Slovak Republic are among the lowest in Europe. We have experienced increasing minutes of use and mobile service revenue as effective tariffs per minute decline.

Churn

   As previously noted, "Churn" refers to customer disconnections or suspensions of service. Involuntary disconnections or suspensions of service occur when customers fail to pay or we suspect fraudulent use. Voluntary disconnections or suspension of service occur when customers switch to a competing mobile network or terminate their use of mobile services. The rate of churn indicates the percentage of customers that we need to replace in any given period before we can achieve net customer growth. Our total average monthly churn rate was approximately 2.8% in 1998, 2.4% in 1999, and 1.5% in 2000. We recognize that managing churn is an important factor in maximizing revenue and cash flow.

   To minimize voluntary churn, we provide a high-quality network and service at competitive prices. We use our advanced information technology systems to understand, monitor and control voluntary churn. We also minimize voluntary churn through loyalty programs and targeted renewal campaigns for post-paid customers near the end of their contract. However, the success of our customer retention and cost recovery measures depends partially upon competitive factors beyond our control, including our competitor's rate structures, service offerings and incentive programs.

   A significant cause of churn has been our policy to terminate customers for failure to pay for our services. Under Slovak law, we cannot conduct credit checks through credit bureaus or other third parties. We established and maintain our own databases through which we conduct credit checks on potential customers, but our information is limited. Our inability to check the credit history of potential customers increases the risk of customer default and our rate of churn. Our current churn rate for pre-paid customers is relatively low due to the rapid increase in pre-paid customers since our relaunching of this service in

April 1999. Going forward, we expect the churn rate of pre-paid customers to increase because these customers are not contractually bound to continue using our services.

Expenses

   Cost of Sales and Services. Cost of sales and services, which does not include depreciation, principally consists of expenses related to the operation of our mobile and data networks, including interconnection costs, roaming fees paid to other mobile operators when our customers use their networks, leased circuit costs and license fees. Until December 31, 1999, Slovak Telecom paid for incoming international calls terminating on our network by giving us a discount of up to 35% on our interconnection costs depending on traffic volume and on outgoing international calls originating on our network. As a result of the direct interconnection agreement entered into between us and Globtel on December 23, 1999, neither we nor Globtel pays Slovak Telecom for interconnection to our respective networks. Please refer to "Business Overview--Mobile Telecommunications Services, Mobile--Interconnection" in Item 4B for a more detailed discussion of our interconnection agreements. Cost of sales and services also includes the cost of equipment sold to customers, including mobile handsets, SIM cards, accessories and modems. These costs are proportional to the number of gross customer additions in each period.

   Operating Expenses. Operating expenses consist of selling, general and administrative expenses and depreciation and amortization expenses. Selling, general and administrative expenses consist of:

   o advertising expenses;

   o marketing and sales expenses;

   o wages and employee benefits;

   o network support and maintenance expenses;

   o bad debt expense; and

   o other general costs such as rent, building maintenance, professional fees and administrative costs and office supplies.

   We reserve for bad debt expense using a formula based on an aging of accounts receivable. This formula is reflected in our statements of operations. Under Slovak law, however, we cannot claim the tax benefit of a bad debt write-off until we pursue all available remedies against a delinquent customer. As a result, before we can claim the tax benefit of a write-off, a delinquent customer must either go through a bankruptcy proceeding or we must commence legal proceedings against this customer and obtain a final adjudication of our claim. It is not commercially feasible for us to pursue each customer that fails to make payments on our invoices. Accordingly, our balance sheet will reflect, over time, higher levels of gross accounts receivable and bad debt reserves until we can record a tax benefit related to a bad debt write-off under Slovak law. Our bad debt expense is lower for pre-paid customers.

   Depreciation and amortization expenses consist of the depreciation of the property, plant and equipment used in our mobile and data networks and amortization of our licenses. These expenses have increased significantly over recent years because we have constructed our GSM network and they will continue to increase as we expand our network coverage and capacity.

   Finance Costs. Our finance costs include net interest expense (net of interest income), arrangement fees and other finance expenses and foreign exchange losses or gains on non-Slovak Crown-denominated debt. We capitalize borrowing costs that are directly attributable to the purchase of property used in the development or construction of property, plant or equipment as part of the cost of such asset during the course of construction. Accordingly, we do not expense or include these borrowing costs as part of our finance costs. Our finance costs vary with the level of our debt, interest rates and exchange losses. Substantially all of our debt, including the Notes, is non-Slovak Crown-denominated.

   Taxes. The corporate tax rate in the Slovak Republic decreased in 1999 from 40% to 29%, effective January 1, 2000. Taxes in the Slovak Republic can be reduced by operating losses which generate tax benefits offsetting taxable income. New legislation, which was put into effect on January 1, 2000, is intended to allow for the carryforward of up to three successive years of tax losses, inclusive of the 1999 tax year. The cumulative tax benefit of these carryforwards must be amortized evenly over the next consecutive five years. Any additional tax losses incurred during the amortization period are not available as a future tax benefit, including any amortized amount, which cannot be fully utilized. Prior to the new legislation, only one year of tax losses could be carried forward at any one time. Taxes are also affected by the tax deductibility of bad debt expense, which can only be deducted after all collection remedies are pursued. In addition, only realized foreign exchange losses are tax deductible under current Slovak tax legislation.

Foreign Exchange Exposure

   While the majority of our revenues are in Slovak Crowns, a significant portion of our expenses and liabilities are in currencies other than the Slovak Crown. Substantially all of our debt is in currencies other than the Slovak Crown. As a result, our operating income and cash flow may be affected if these other currencies appreciate against the Slovak Crown. Depreciation of the Slovak Crown in recent years increased the Slovak Crown cost of servicing our debt as well as the cost of maintaining and expanding our mobile and data networks. We recognize foreign exchange gains and losses on monetary assets or liabilities in foreign currency in the period in which we incur them. We include foreign exchange gains and losses incurred as part of our operating activities as operating costs. We include foreign exchange gains and losses arising from financing activities in finance costs. See Item 3A "Selected Financial Data--Exchange Rate Information" and Item 3D "Risk Factors--Risks Relating to the Slovak Republic--Inflation and currency fluctuations affect our business" above.

   We receive some revenues in U.S. dollars and special drawing rights from foreign carriers. These non-Slovak Crown-denominated revenues are derived from roaming fees for calls placed by foreign customers on our network in the Slovak Republic. Our non-Slovak Crown-denominated revenues represented approximately 2.8%, 4.5% and 5.3% of our total revenues in 1998, 1999 and 2000, respectively.

Results of Operations

Our major revenue and expense categories for the years ended December 31, 1998, 1999 and 2000 are set forth in the table below.

                                                                    Year ended December 31,
                                                             -----------------------------------------
                                                             1998            1999                 2000
                                                           -------         -------              -------
                                                                   (millions of Slovak Crowns)
Mobile service revenues............................        3,248.8         3,823.1              4,863.9
Mobile service cost of sales.......................          826.0           989.2              1,231.8
                                                           -------         -------              -------
Gross profit from mobile services..................        2,422.8         2,833.9              3,632.1
Gross margin from mobile services..................           74.6%           74.1%                74.7%

Mobile equipment sales and other...................          440.4           608.0                690.1
Mobile equipment and other cost of sales...........        1,073.4         1,060.1              1,019.6
                                                           -------         -------              -------
Gross profit (loss) from mobile equipment .........         (633.0)         (452.1)              (329.5)
Gross margin from mobile equipment sales...........         (143.7)%         (74.4)%              (47.7)%

Data network service revenues......................          468.6           454.4                447.9
Data network service cost of sales.................          148.5           143.5                150.6
                                                           -------         -------              -------
Gross profit from managed data network services....          320.1           310.9                297.3
Gross margin from managed data network ............           68.3%           68.4%                66.4%

Total revenues.....................................        4,157.8         4,885.5              6,001.9
Cost of sales and services.........................        2,047.9         2,192.8              2,402.0
                                                           -------         -------              -------

Gross profit.......................................        2,109.9         2,692.7              3,599.9
Gross margin.......................................           50.7%           55.1%                60.0%

Selling, general and administration expenses.......        1,192.7         1,489.9              1,480.6
Depreciation and amortization......................          629.3         1,079.7              1,316.6
                                                           -------         -------              -------
Operating income...................................          287.9           123.1                802.7

Finance and other costs............................          557.3           662.5              1,619.9
Tax (expense)/benefit..............................          (14.3)          (34.5)               250.5
                                                           -------         -------              -------
Net income (loss)..................................         (283.7)         (573.9)              (566.7)
                                                           =======         =======              =======

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

   Revenues. Our total revenues increased by Sk1,116.4 million, or 22.9%, from Sk4,885.5 million in the year ended December 31, 1999 to Sk6,001.9 million in the year ended December 31, 2000. This increase was primarily attributable to an increase in the number of our mobile customers, particularly in our pre-paid customer base.

   Mobile service revenues, including interconnection and roaming fees paid by other operators, increased by Sk1,040.8 million, or 27.2%, from Sk3,823.1 million in the 12 months ended December 31, 1999 to Sk4,863.9 million in the year ended December 31, 2000. This increase primarily reflected a 84.4% increase in the number of our mobile customers, which grew from 267,369 as of December 31, 1999 to 493,032 as of December 31, 2000. Average monthly revenue per customer decreased by 21.7% from Sk1,431 in the year ended December 31, 1999 to Sk1,121 in the year ended December 31, 2000. We believe that this decline was primarily due to the increased number of non-business mobile customers, who typically generate lower average monthly revenues than business customers. Deferred revenue increased by Sk30.4 million, from Sk304.9 million at December 31, 1999 to Sk335.3 million at December 31, 2000. This increase is due to an increase of Sk95.7 million in deferred mobile service revenue due to the increase in the number of customers, offset by a reduction in deferred activation revenue of Sk65.3 million due to pricing promotions throughout 2000 that reduced activation fees for new subscribers, and the fact that in 1997, the year we launched our GSM service, and 1998, we added more post-paid subscribers than we did in 1999 and 2000.

   Mobile equipment and other sales increased by Sk82.1 million, or 13.5%, from Sk608.0 million in the year ended December 31, 1999 to Sk690.1 million in the year ended December 31, 2000. This increase was primarily due to sales of mobile phone handsets and accessories, which increased by Sk106.1 million, to Sk367.5 million, in the year ended December 31, 2000. Offsetting the increase in sales of mobile phone handsets and accessories was a decrease in contract penalty revenue of Sk38.6 million. Contract termination penalties declined in 2000 due primarily to lower churn. The remaining change in mobile equipment and other sales is due primarily to an increase in other non-recurring revenues, such as sales of certain value-added services.

   Managed data network service revenues decreased by Sk6.5 million, or 1.4%, from Sk454.4 million in the year ended December 31, 1999 to Sk447.9 million in the year ended December 31, 2000. The revenue declined primarily because of decreases in price due to competition and a gradual change from X.25 service to less expensive, more efficient frame relay services, for which we decreased prices by 27% in April 1999. In addition, revenue from the sale of managed data network equipment declined by Sk6.6 million, from Sk15.7 million in 1999 to Sk9.1 million in 2000, due to competitive price pressures. Despite a decline in revenues, the number of total data customer connections increased by 11.9% from 6,006 as of December 31, 1999 to 6,723 as of December 31, 2000.

   Cost of Sales and Services. Cost of sales and services increased by Sk209.2 million, or 9.5%, from Sk2,192.8 million in the year ended December 31, 1999 to Sk2,402.0 million in the year ended December 31, 2000. As a percentage of total revenues, cost of sales decreased from 44.9% in the year ended December 31, 1999 to 40.0% in the year ended December 31, 2000.

   Cost of sales and services in our mobile business increased by Sk202.1 million, or 9.9%, from Sk2,049.3 million in the year ended December 31, 1999 to Sk2,251.4 million in the year ended December 31, 2000. This increase was due to an increase of Sk242.6 million in mobile service costs of sales, due primarily from additional interconnect costs required to connect our growing customer base to other networks, offset by a decrease of Sk40.5 million in costs of sales related to mobile equipment and other sales, which decreased from Sk1,060.1 million in 1999 on mobile equipment and other sales of Sk608.0 million to Sk1,019.6 million in 2000, on mobile equipment and other sales of Sk690.1 million. Our negative gross margin on sales of mobile phone handsets and accessories was (141.3)% in the year ended December 31, 2000, as compared to a negative gross margin of (254.2)% in the year ended December 31, 1999. This improvement in margins on sales of mobile phones and accessories is due to management's continuing efforts to reduce subsidies on mobile phones sold to new subscribers, and is largely responsible for the improvement in total cost of sales in our mobile business. Handset subsidies refer to the mobile telecommunications industry practice of selling mobile phone handsets at a price below our cost, in order to attract customers to our service.

   Cost of sales and services in our managed data network services business increased by Sk7.1 million, or 4.9%, from Sk143.5 million in the year ended December 31, 1999 to Sk150.6 million in the year ended December 31, 2000. As a percentage of revenues, cost of sales in our managed data networks services increased from 31.6% in the year ended December 31, 1999 to 33.6% in the year ended December 31, 2000, due to competitive pricing pressures.

   Operating Expenses. Total operating expenses increased by Sk227.6 million, or 8.9%, from Sk2,569.6 million in the year ended December 31, 1999 to Sk2,797.2 million in the year ended December 31, 2000. This increase primarily reflected higher levels of depreciation and amortization expense, advertising, marketing and sales expense, network support and maintenance expense, and wages and employee benefits.

    Depreciation and amortization expense increased by Sk236.9 million, or 21.9%, from Sk1,079.7 million in the year ended December 31, 1999 to Sk1,316.6 million in the year ended December 31, 2000. This increase primarily reflects additional depreciation expense we incurred relating to the property, plant and equipment we acquired and constructed to meet the needs of our growing subscriber base.

    Advertising, marketing and sales expense increased by approximately Sk15.8 million, or 4.4%, from Sk356.5 million in the year ended December 31, 1999 to Sk372.3 million in the year ended December 31, 2000, as we increased spending to attract additional subscribers. We expect advertising, marketing and sales expenses to increase in 2001, but believe that as a percentage of revenue they will decrease.

    Network support and maintenance expense increased by approximately Sk64.5 million, or 42.2%, from Sk152.8 million in the year ended December 31, 1999 to Sk217.3 million in the year ended December 31, 2000. This increase reflects a continuing increase in repair and maintenance expense for our network equipment as some of our warranties on hardware and software purchased from Ericsson expire.

    Bad debt expense decreased by Sk112.3 million, or 60.7%, from Sk185.0 million in the year ended December 31, 1999 to Sk72.7 million in the year ended December 31, 2000. Bad debt expense related to fraud, which is netted against revenues for the relevant period, decreased from Sk147.0 million in the year ended December 31, 1999 to Sk60.0 million in the year ended December 31, 2000. As a percentage of total revenues, our total bad debt expense, including bad debt related to fraud, decreased from 6.6% in the year ended December 31, 1999 to 2.2% in the year ended December 31, 2000. This decline within the year reflects management's ongoing initiatives focused on reducing bad debt expense, lowering churn rates, and increasing the number of pre-paid subscribers compared to post-paid during 2000. Changes in our provision for doubtful accounts are determined based on an aging schedule and also on the specific identification of uncollectible accounts. Receivables older than 90 days and receivables related to customer fraud are 100% reserved for in our provision for doubtful accounts. In order to preserve the tax-deductible status of bad debt expense, our trade receivables may not be written out of our primary books and records until certain statutory collection requirements have been complied with.

    Wages and employee benefits increased by Sk48.2 million, or 12.7%, from Sk381.0 million in the year ended December 31, 1999 to Sk429.2 million in the year ended December 31, 2000 due to annual wage increases.

    Due to the factors discussed above, operating income increased from Sk123.1 million in 1999 to Sk802.7 million in 2000.

   Finance Costs. Total finance costs increased by Sk957.4 million, or 144.5%, from Sk662.5 million in the year ended December 31, 1999 to Sk1,619.9 million in the year ended December 31, 2000. Interest expense on borrowings increased from Sk527.6 million in the year ended December 31, 1999 to Sk1,051.7 million in the year ended December 31, 2000 as a result of borrowings incurred to finance network construction needed to serve our growing mobile customer base. In addition, we incurred a one-time write-off of arrangement and commitment fees of Sk333.6 million. These deferred costs were related to a financing repaid during 2000. Amortization of arrangement fees and other finance expenses decreased from Sk61.5 million in 1999 to Sk36.9 million in 2000, due in part to the write-off of the deferred costs noted above. Foreign exchange losses increased from Sk168.4 million in the year ended December 31, 1999 to Sk388.3 million in the year ended December 31, 2000. This increase reflects depreciation of the Slovak Crown against the U.S. dollar and the Euro.

   Taxes. Our taxes decreased by Sk285.0 million, or 826.1%, from a tax charge of Sk34.5 million in 1999 to a tax benefit of Sk250.5 million in the year ended December 31, 2000. We reported a loss before taxes of Sk817.2 million in 2000 compared to a loss before taxes of Sk539.4 million in 1999. In 2000, we reversed a valuation allowance of Sk88.9 million recorded in 2000 and recorded a deferred tax asset of Sk64.5 million in 2000. In addition, the non-deductible portion of bad debt expense decreased from Sk131.4 million in 1999 to Sk32.4 million in 2000, consistent with an overall decline in bad debt expense, further serving to reduce our tax expense. A reduction of Sk10.3 million for non-deductible advertising expenses is the largest component of the remaining Sk32.6 million decrease in tax expense.

   Net Loss. As a result of the factors discussed above, we reported a net loss of Sk566.7 million for the year ended December 31, 2000 compared to a net loss of Sk573.9 million for the year ended December 31, 1999.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

   Revenues. Our total revenues increased by Sk727.7 million, or 17.5%, from Sk4,157.8 million in the year ended December 31, 1998 to Sk4,885.5 million in the year ended December 31, 1999. This increase was primarily attributable to an increase in the number of our mobile customers, particularly in our pre-paid customer base.

   Mobile service revenues, including interconnection and roaming fees paid by other operators, increased by Sk574.3 million, or 17.7%, from Sk3,248.8 million in the year ended December 31, 1998 to Sk3,823.1 million in the year ended December 31, 1999. This increase primarily reflected a 37.2% increase in the number of our mobile customers, which grew from 194,920 as of December 31, 1998 to 267,369 as of December 31, 1999. Average monthly revenue per customer decreased by 20.2% from Sk1,792 in the year ended December 31, 1998 to Sk1,431 in the year ended December 31, 1999. We believe that this decline was primarily due to the increased number of non-business mobile customers, who typically generate lower average monthly revenues than business customers, as well as moderate price decreases for our post-paid GSM mobile telecommunications services that we implemented during the last quarter of 1999. Deferred revenue decreased by Sk40.9 million, from Sk345.8 million at December 31, 1998 to Sk304.9 million at December 31, 1999, with increases in deferred mobile service revenue of Sk10.6 million due to the increase in the number of customers being offset by a decrease in deferred activation revenue of Sk51.5 million due to the fact that in 1997, the year of launch of our GSM service, and 1998 we added more post-paid subscribers than we did in 1999.

   Mobile equipment and other sales increased by Sk167.6 million, or 38.1%, from Sk440.4 million in the year ended December 31, 1998 to Sk608.0 million in the year ended December 31, 1999. This increase was primarily due to an increase in contract termination penalties of Sk191.8 million. Prior to 1999, we did not invoice for contract termination penalties. This increase was offset by a decrease in sales of mobile phone handsets and accessories, which declined by Sk48.1 million from Sk309.5 million in 1998 to Sk261.4 million in 1999. Revenues from sales of mobile phones and accessories declined because we sold slightly fewer phones in 1999, due in part to an increase in the sales price of phones associated with certain low-end calling plans in the fourth quarter of 1999. In addition, sales of mobile phone accessories declined due to a general decline in the cost of certain popular accessories, including batteries and chargers. Activation revenues increased by Sk26.5 million from Sk131.8 million in 1998 to Sk158.3 million in 1999. This increase is attributable to the fact that we had a full year of amortization of deferred activation costs recorded in connection with post-paid subscribers activated in 1998, the year in which we activated the highest number of post-paid subscribers. Post-paid subscribers pay, on average, significantly higher activation costs than pre-paid customers.

   Managed data network service revenues decreased by Sk14.2 million, or 3.0%, from Sk468.6 million in the year ended December 31, 1998 to Sk454.4 million in the year ended December 31, 1999. The revenue declined primarily because of decreases in price due to competition and a gradual change from X.25 service to less expensive, more efficient frame relay services, for which we decreased prices by 27% in April 1999. In addition, revenue from the sales of managed data network equipment declined by Sk4.0 million, from Sk19.7 million in 1998 to Sk15.7 million in 1999, due to competitive price pressures. Despite a decline in revenues, the number of total data customer connections increased by 21.8% from 4,931 as of December 31, 1998 to 6,006 as of December 31, 1999.

   Cost of Sales and Services. Cost of sales and services increased by Sk144.9 million, or 7.1%, from Sk2,047.9 million in the year ended December 31, 1998 to Sk2,192.8 million in the year ended December 31, 1999. As a percentage of total revenues, cost of sales decreased from 49.3% in the year ended December 31, 1998 to 44.9% in the year ended December 31, 1999.

   Cost of sales and services in our mobile business increased by Sk149.9 million, or 7.9%, from Sk1,899.4 million in the year ended December 31, 1998 to Sk2,049.3 million in the year ended December 31, 1999. This increase was due to an increase of Sk163.2 million in mobile service costs of sales, due primarily to higher costs from additional leased lines required to accommodate our growing customer base, as well as from additional interconnect and roaming costs required to connect our increasing customer base to other networks. This increase in mobile service cost of sales was offset by a decrease of Sk13.3 million in costs of sales related to mobile equipment and other sales, which decreased from

Sk1,073.4 million in 1998 on mobile equipment and other sales of Sk440.4 million to Sk1,060.1 million in 1999, on mobile equipment and other sales of Sk608.0 million. Our negative gross margin on sales of mobile phone handsets and accessories was (254.2)% in 1999, as compared to a negative gross margin of (208.2)% in 1998. This worsening in margins on sales of mobile phones and accessories is due largely to a customer retention campaign we offered in August 1999, which offered significantly discounted mobile phone handsets to customers whose contracts were expiring.

   Operating Expenses. Total operating expenses increased by Sk747.6 million, or 41.0%, from Sk1,822.0 million in the year ended December 31, 1998 to Sk2,569.6 million in the year ended December 31, 1999. This increase primarily reflected higher levels of depreciation and amortization expense, marketing and sales expense, network support and maintenance expense, bad debt expense and wages and employee benefits.

    Depreciation and amortization expense increased by Sk450.4 million, or 71.6%, from Sk629.3 million in the year ended December 31, 1998 to Sk1,079.7 million in the year ended December 31, 1999. This increase primarily reflects additional depreciation expense we incurred relating to the property, plant and equipment we acquired and constructed as we continued to build-out our GSM network.

    Advertising, marketing and sales expense increased by approximately Sk123.7 million, or 53.1%, from Sk232.8 million in the year ended December 31, 1998 to Sk356.5 million in the year ended December 31, 1999. This increase occurred, beginning in February 1999, because we needed to spend more on advertising in response to increased competition. Management believes the focus and amount of expenditures for advertising in prior years was inadequate in view of the then existing competitive landscape. The increase also reflected the additional advertising costs incurred to relaunch our pre-paid service under the EASY service name.

    Network support and maintenance expense increased by approximately Sk49.6 million, or 48.1%, from Sk103.2 million in the year ended December 31, 1998 to Sk152.8 million in the year ended December 31, 1999. This increase reflects a continuing increase in repair and maintenance expense for our network equipment as some of our warranties on hardware and software purchased from Ericsson expire.

    Bad debt expense increased by Sk37.7 million, or 25.6%, from Sk147.3 million in the year ended December 31, 1998 to Sk185.0 million in the year ended December 31, 1999. Bad debt expense related to fraud, which is netted against revenues for the relevant period, also increased from Sk90.4 million in the year ended December 31, 1998 to Sk147.0 million in the year ended December 31, 1999. As a percentage of total revenues, bad debt expense increased from 5.6% in the year ended December 31, 1998 to 6.6% in the year ended December 31, 1999. However, on a quarterly basis, our total bad debt expense, including expense related to fraud, declined from Sk92.7 million in the first quarter of 1999 to Sk64.8 million in the last quarter of 1999. This decline began in February 1999. As a percentage of revenue, total bad debt expense declined from 8.2% in the first quarter of 1999, to 7.4% in the second quarter, 6.1% in the third quarter and 5.0% in the fourth quarter of 1999. Bad debt expense related to fraud declined from 3.5% of revenue in the first quarter of 1999 to 1.9% in the fourth quarter. This decline within the year is the result of the positive effects of new management's initiatives focused on reducing bad debt expense, lower involuntary churn rates during the last quarters of the year, and the relative increase in the number of pre-paid customers compared to post-paid customers during the year ended December 31, 1999. Changes in our provision for doubtful accounts are determined based on an aging schedule and also on the specific identification of uncollectible accounts. Receivables older than 90 days and receivables related to customer fraud are 100% reserved for in our provision for doubtful accounts. In order to preserve the tax-deductible status of bad debt expense, our trade receivables may not be written out of our primary books and records until certain statutory collection requirements have been complied with.

    Wages and employee benefits increased by Sk60.3 million, or 18.8%, from Sk320.7 million in the year ended December 31, 1998 to Sk381.0 million in the year ended December 31, 1999. This increase occurred because the total number of employees increased from 832 as of December 31, 1998 to 862 as of December 31, 1999 and we increased our employees' salaries.

    Operating income declined from Sk287.9 million in 1998 to Sk123.1 million in 1999, due primarily to increased advertising, marketing and sales costs, increased depreciation and amortization and an increase in other operating expenses, offset by an increased gross profit.

    Finance Costs. Total finance costs increased by Sk105.2 million, or 18.9%, from Sk557.3 million in the year ended December 31, 1998 to Sk662.5 million in the year ended December 31, 1999. Interest expense on borrowings increased from Sk214.5 million in the year ended December 31, 1998 to Sk527.6 million in the year ended December 31, 1999 as a result of borrowings incurred to construct our GSM network. Arrangement fees increased from Sk2.4 million in the year ended December 31, 1998 to Sk61.5 million in the year ended December 31, 1999 as a result of one-time arrangement and commitment fees related to the financing obtained during that year. Foreign exchange losses decreased from Sk424.5 million in the year ended December 31, 1998 to Sk168.4 million in the year ended December 31, 1999. This decrease reflects lower depreciation of the Slovak Crown against the U.S. dollar, the Euro and other hard currencies in which our non-Slovak Crown borrowings were denominated during 1999.

    Taxes. Our taxes increased by Sk20.2 million, or 141.3%, from Sk14.3 million in the year ended December 31, 1998 to Sk34.5 million in the year ended December 31, 1999. We reported a loss before taxes of Sk539.4 million in the year ended December 31, 1999 compared to a loss before taxes of Sk269.4 million in the year ended December 31, 1998. We incurred more income tax expense in 1999 because:

   o a significant portion of our bad debt was non-deductible under Slovak regulations; and

   o we were unable to carry forward all of the 1999 tax loss as a tax benefit because we estimate that it is probable we will not be able to use these losses in future periods.

These two factors increased our taxes in 1999 despite the increase in loss before tax.

    Net Loss. As a result of the factors discussed above, we reported a net loss of Sk573.9 million for the year ended December 31, 1999 compared to a net loss of Sk283.7 million for the year ended December 31, 1998.

B. Liquidity and Capital Resources

   The telecommunications business requires substantial capital to construct and expand mobile and data network infrastructure and to fund operations, particularly during the network development stage. Although our initial network build-out for GSM and managed data network services is substantially complete, we expect to incur additional capital expenditures to provide the network capacity needed to serve our increasing customer base, as well as to enhance the quality and coverage of our service offerings.

   We believe that our capital resources will provide sufficient financing for our anticipated capital expenditures and other operating needs under our current business plan. However, we cannot precisely determine the amount of capital we will need to operate, because our expenditures will depend on our future performance, market conditions and other factors, many of which are beyond our control and therefore cannot be predicted with certainty.

   The following table sets forth certain information concerning our historical cash flows:

                                            Year ended December 31,
                                    ---------------------------------------
                                      1998            1999           2000
                                    --------        --------       --------
Net cash flows                              (millions of Slovak Crowns)
From operating activities...........    185.7         1,200.9        1,703.5
Used in investing activities........ (2,663.9)       (1,947.7)      (4,215.0)
From financing activities...........  3,013.5           636.9        3,491.5

    Net Cash from Operating Activities. Net cash from operating activities was Sk185.7 million in 1998, Sk1,200.9 million in 1999, and Sk1,703.5 million in 2000. The significant increase in cash flow from operating activities in 2000 resulted primarily from growth in our customer base and reduced handset subsidies. Other factors impacting cash flow from operations in 2000 were a negative cash impact resulting from an increase in trade accounts receivable due to post-paid subscriber growth and greater usage of our networks.

      Net Cash Used in Investing Activities. Net cash used in investing activities is driven primarily by capital expenditures, by the purchase of telecommunications licenses, and by the investment of excess cash in interest-bearing securities. Net cash used in investing activities for capital expenditures was Sk2,663.9 million in 1998, Sk1,947.7 million in 1999, and Sk766.9 million in 2000. Capital expenditures included expenditures for network equipment and infrastructure, information technology and other miscellaneous items, such as computer equipment and software, motor vehicles and other new equipment and fixtures. In 2000, approximately 64.1% of total capital expenditures were related to our mobile network. In 1999 we paid Sk440.1 million for our GSM 1800 license. The significant decline in capital expenditures in 1999 and 2000 is due to the fact that by mid-1999 we had largely completed the build-out of our GSM network, with future capital expenditures related mostly to adding network capacity to serve our growing customer base, and to roll out additional products and services. Net cash used in investing activities in 2000 included the purchase of Euro-denominated government bonds of Sk4,329.3 million and proceeds from the sale of Euro-denominated government bonds of Sk881.2 million. In 1998 and 1999, we made no investments in Euro-denominated government bonds.

      Net Cash from Financing Activities. We obtain financing from equity investments and subordinated loans from our shareholders, notes issued on international bond markets, and borrowing under bank credit facilities. Net cash from financing activities was Sk3,013.5 million in 1998, Sk636.9 million in 1999 and Sk3,491.5 million in 2000.

      Debt. As of December 31, 2000, our debt consisted of Sk3,058.9 million of subordinated loans from our shareholders and outstanding long-term senior guaranteed notes payable of Sk7,699.3 million. On March 23, 2000 we issued
(euro)175 million, seven-year senior guaranteed notes at a coupon rate of 11.25%, for total net proceeds of (euro)170.4 million. (euro)90.5 million of the net proceeds of the offering were used to repay existing long-term borrowings from third parties; the remaining net proceeds will be used to fund selected capital additions, customer acquisitions, and general corporate purposes. These notes provide, among other things, for (i) an 11.25% interest rate; (ii) restrictions on dividend payments, liens, and future indebtedness; (iii) restrictions on the sale of certain assets or merging with or into other companies, and (iv) restrictions on entering into transactions with affiliates. On August 18, 2000, the SEC declared effective a registration statement we filed together with our financing subsidiary Slovak Wireless Finance Company, B.V., pursuant to which SWFC offered to exchange New Notes for all outstanding Old Notes issued on March 23, 2000. The exchange offer closed on September 19, 2000 and an aggregate of (euro)169.5 million in Old Notes were exchanged for New Notes. The New Notes are substantially identical in terms to the Old Notes, except that the New Notes are registered with the SEC. There are currently
(euro)5.5 of Old Notes outstanding. As of December 31, 2000, we believe we were in compliance with all of our covenants under the Old and the New Notes. On February 6, 2001, our board of directors approved a proposal to convert the subordinated loans from our shareholders into equity. We expect to complete this transaction by May 2001.

C. Research and Development, Patents and Licenses, etc.

Research and Development

      EuroTel procures the technology, hardware and software necessary for the operation of its business from suppliers through sublicenses and framework, purchase or supply agreements. We do not develop any material software applications and are not engaged in any research in the field of telecommunication technology. Our capital expenditure for research and development is minimal and is not expected to have any material effect on our financial condition or the results of operations in the foreseeable future.

Licenses

   Pursuant to changes in the regulation of the telecommunication industry in the Slovak Republic under the new Telecommunications Act (No. 195/2000 Coll.), the Telecom Office granted us a new license No. 8396/2000 which supersedes all of our previous licenses. This license is valid until August 30, 2011, and can be extended for up to an additional ten years by the Telecom Office at our request. In 2000, we paid Sk24.3 million in fees in connection with all our telecommunications licenses.

   EuroTel has agreements containing provisions relating to the granting of licenses with the following parties:

    (1) A Framework contract for the supply and procurement of services and complementary equipment between EuroTel and Comverse Network Systems Ltd.;

    (2) A Supply Agreement with Login a.s.; and

    (3) A Supply Agreement with Compaq Computer Slovakia s.r.o.

   The provisions in these agreements pertaining to the granting of a license are predominantly related to the use of software. None of these provisions govern the use of any trademark or other intellectual property rights.

D. Trend Information

    In the first two months of 2001, the Slovak telecommunications market displayed the traditional decrease in subscriber additions as compared to the two months leading up to Christmas. Our subscriber additions are approximately equal to management's expectations for the first two months of 2001.

    We have observed a continuation of strong operating and EBITDA margins in January and February 2001, which (on an unaudited basis) equaled or exceeded results achieved in fourth quarter 2000. Revenues for the two months ended February 2001 were approximately equal to management's expectations, while net income exceeded expectations, due largely to the fact that operating expenses for the first two months of 2001 were below the level management anticipated.

    Average revenue per user and billable minutes of use approximated management's expectations for January and February 2001, while churn slightly exceeded our expectations, due primarily to the large number of customers we added in fourth quarter 2000, which, likewise, exceeded our expectations.

Cautionary Statement Regarding Forward-Looking Statements

   Certain portions of this section, and elsewhere in this annual report, contain forward-looking statements. We may also make written and/or oral forward-looking statements in our periodic reports to the Securities and Exchange Commission, in our annual report to shareholders, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by officers, directors or employees to third parties, including financial analysts. Statements that are not historical facts, including statements about beliefs and expectations, are forward-looking statements. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "are comfortable with," and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are based on current plans, estimates, and projections, and you should, therefore, not rely on them unduly. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of these statements in light of new information or future events.

   Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those anticipated in any forward-looking statement. These factors include, among others:

    1. our ability to maintain and strengthen our competitive position in the Slovak Republic. Whether we will succeed in this regard will depend on our ability, among other things:

        a. to protect and enhance our reputation for maintaining a high standard in telecommunication services;

        b. to secure and maintain long-term contract customers on attractive terms;

        c. to maintain and enhance revenue despite declining prices and increasing competitive pressure;

        d. to continue to invest in state-of-the-art technology in order to provide competitive quality service at competitive prices; and

        e. to successfully develop and market new products and services in accordance with trends in the industry and our customers' demands;

    2.  our reliance on other companies, such as our major suppliers;

    3. our ability to recruit and retain high-quality personnel, including senior management;

    4. currency fluctuations in key currencies in which we do business, including but not limited to the Slovak Crown, Euros and U.S. dollars;

    5. changes in the law, particularly the tax laws and the regulatory framework pertaining to the telecommunications industry of the Slovak Republic;

    6. changes in accounting principles or standards in the United States and within the IAS as well as changes in the accounting-related rules or regulations promulgated by the Securities and Exchange Commission which may be adverse to us.


Item 6:  Directors, Senior Management and Employees

A.    Directors and Senior Management

    As a Slovak joint-stock company, we are managed by a board of directors and by executive officers, which are appointed by the board of directors. Pursuant to Art. 10, Sec. 2 of our Restated and Amended Articles of Association (the "Articles of Association"), members of the board of directors are elected by our shareholders for a term of five years and can be reelected for multiple terms. Pursuant to the Restated and Amended Shareholders' Agreement entered into among our shareholders in November 1996 (the "Shareholders' Agreement"), Slovak Telecom nominates three of the five candidates for election to the board of directors and AWBV nominates the remaining two candidates.

   In accordance with Slovak law, both our business and the board of directors are overseen by a supervisory board. Members of the supervisory board are elected for a term of up to five years and can be reelected for multiple terms. Pursuant to our Articles of Association, the supervisory board consists of six members. Our shareholders elect four members of the supervisory board, two of whom are nominated by Slovak Telecom and two of whom are nominated by AWBV. Our employees nominate and elect the remaining two members of the supervisory board.

   There is no provision of our Articles of Association that requires that a major shareholder, customer or supplier be elected director or member of senior management. However, pursuant to the Shareholders' Agreement, the chief executive officer is nominated by Slovak Telecom for so long as Slovak Telecom holds more than 50% of the total outstanding shares, and the chief operating officer and chief financial officer are nominated by AWBV for so long as AWBV holds more than 33 1/3% of the total outstanding shares. Pursuant to Section 6.2(a) of the Shareholders' Agreement, the shareholders' respective rights to nominate managers are transferable to any person or entity to which AWBV or Slovak Telecom may transfer their respective shares in accordance with the terms of the Shareholders' Agreement.

Board of Directors

   Set forth below are the names of the members of our board of directors followed by a short biography of each member:

 Name               Age  Nominated by         Position       Current Term
 ----               ---  ------------         --------       ------------

 Ladislav Mikus     46   Slovak Telecom       Chairman       2000 - 2005
 Thomas J. Cancro   33   Atlantic West B.V.   Vice Chairman  2000 - 2005
 Moritz Gerke       48   Slovak Telecom       Member         2000 - 2005
 Michael Guenther   56   Slovak Telecom       Member         2000 - 2005
 Robert L. Lewis    52   Atlantic West B.V.   Member         2000 - 2005

   Ladislav Mikus was elected chairman of our board of directors as a nominee of Slovak Telecom in October 2000. Mr. Mikus is currently a director of Slovak Telecom. From 1998 to June 2000, he acted as vice director of CITIBANK Slovakia's "Citi-business" division. From 1994 to 1998, Mr. Mikus served as general director with AT&T/Lucent Technologies. From 1991 to 1993, he served as general director with Ernst & Young Consulting Ltd. in the Slovak Republic. From 1989 to 1991, Mr. Mikus was general director for marketing with Slovenska Sporiteloa, a leading Slovak savings bank. Mr. Mikus received a Master of Business degree from the California State University, School of Business and Economics in Hayward, California and has a degree in Economics from the University of Economics, School of Economics and Trade in Bratislava.

   Thomas J. Cancro was elected vice chairman of our board of directors as a nominee of AWBV in February 2000. He joined us in August 1999 as chief financial officer. In August 2000, he was also put in charge of our human resources and administration department. From June 1999 to August 1999, he was a finance director with Bell Atlantic International Wireless, a division of Bell Atlantic. From 1995 to June 1999, Mr. Cancro was a finance manager with Bell Atlantic in the United States, where he worked on the 1997 merger between Bell Atlantic and NYNEX Corporation and various other mergers and acquisitions. From 1990 to 1995, Mr. Cancro held positions of increasing responsibility in the audit departments of the accounting firms of Ernst & Young and the then Price Waterhouse. Mr. Cancro received a Bachelor of Sciences degree in Accounting from Pennsylvania State University and is a Certified Public Accountant.

   Moritz Gerke was elected to our board of directors as a nominee of Slovak Telecom in October 2000. Mr. Gerke has been Deutsche Telekom's senior executive vice president responsible for Central Europe, Eastern Europe and the Middle East since January 1999. He joined Deutsche Telekom in September 1995 as director of international joint ventures. From 1991 to 1994, Mr. Gerke was managing director of Marcam GmbH, Dusseldorf, the German subsidiary of a leading U.S. software supplier of ERP applications, and was responsible for Marcam's regional business in all of Central and Eastern Europe. Prior to joining Deutsche Telekom, he also was general manager of business development at Marcam Japan. From 1982 to 1990, Mr. Gerke held a number of positions in the area of sales, customer service and marketing at Hewlett-Packard in Germany. Mr. Gerke completed his studies in electrical engineering at Aachen University in 1981. Mr. Gerke received a degree in Civil Engineering from the Rheinisch-Westfalische Technische Hochschule (University) Aachen.

   Michael Guenther was elected to our board of directors as a nominee of Slovak Telecom in October 2000. Mr. Guenther has been T-Mobil's chief financial officer since September 1997. In 1996, Mr. Guenther was responsible for finance and controlling within Deutsche Telekom's Business Customer Division. From 1993 to 1996, he was finance director with Deutsche Telekom's DeTeSystem subsidiary. From 1987 to 1993, Mr. Guenther was a board member of Philips Kommunikations Industrie AG in Nuremberg, and was responsible for controlling, finance, accounting and information technology. Mr. Guenther began his professional career in 1971 with the Philips Group, where he was a business manager in various fields. Mr. Guenther studied Business Administration at the Universities of Berlin and Hamburg where he received a degree as Diplom-Kaufmann.

   Robert L. Lewis was elected to our board of directors as a nominee of AWBV in October 2000. Concurrently, he also serves on the board of several AT&T wireless joint ventures including EuroTel Praha in the Czech Republic, Far EasTone in Taiwan and Birla/AT&T in India. From 1995 to 1998 he was the AT&T Wireless Services vice president of international development and operations, located in London and responsible for Europe, the Middle East and Africa. Prior to that, Mr. Lewis was western regional vice president of marketing, distribution and customer service at AT&T Wireless Services from 1994 to 1995 and at McCaw Cellular Communications Inc. from 1991 to 1994. From 1986 to 1991, Mr. Lewis held various senior management positions with McCaw Cellular Communications Inc., and from 1971 to 1985 he held various senior management positions with the Xerox Corporation. Mr. Lewis received an Executive Master of Business Administration degree from the University of Washington and a Bachelor of Sciences degree in Management from Santa Clara University in California.

Supervisory Board

   Set forth below are the names of the members of our supervisory board followed by a short biography of each member:

 Name                         Age  Nominated by                Position                 Current Term
 ----                         ---  ------------                --------                 ------------
 Jozef Pavlik                 42   Slovak Telecom              Chairman                  2000 - 2005
 Stephen A. Smith             42   Atlantic West B.V.          Deputy Chairman           2000 - 2005
 Farshid Ebrahimi-Ghajar      43   Atlantic West B.V.          Member                    2000 - 2005
 Pavol Gaspar                 54   Employees                   Secretary                 1999 - 2004
 Beata Lacikova               34   Employees                   Member                    1999 - 2004
 Mark von Lillienskiold       55   Slovak Telecom              Member                    2000 - 2005

   Jozef Pavlik was elected to our supervisory board as a nominee of Slovak Telecom in October 2000. From February 1999 to October 2000 he was a member of our board of directors. Mr. Pavlik joined Slovak Telecom in 1998 where he is currently a member of the board of directors. Prior to joining Slovak Telecom he worked for the Slovak Ministry of Transport, Posts and Telecommunication as well as for Alcatel Business Systems Bratislava. Mr. Pavlik received a degree from the Slovak Technical University Bratislava, Faculty of Electrical Engineering.

   Stephen A. Smith was elected to our supervisory board as a nominee of AWBV in May 2000. He joined us in May 1999 as a consultant from Bell Atlantic International Wireless, a division of Bell Atlantic, and in January 2000, he was appointed deputy director of sales and marketing. From June 2000 to January 2001, he was our acting director of sales and marketing. From 1986 to May 1999, Mr. Smith founded and managed a number of GSM operations, in conjunction with, among others, such companies as Telecom Corporation of New Zealand, Ltd., Vodafone and Bell South, specializing in mobile telecommunications marketing and sales.

   Farshid Ebrahimi-Ghajar was elected to our supervisory board as a nominee of AWBV in May 2000. He joined us in February 2000 as acting chief operating officer and in May 2000, he was appointed chief technical officer. From 1998 to February 2000, Mr. Ebrahimi-Ghajar was an associate director with Bell Atlantic International Wireless, a division of Bell Atlantic, where he worked as a GSM engineering advisor in both the Czech Republic and Indonesia. Prior to joining Bell Atlantic International Wireless, Mr. Ebrahimi-Ghajar worked at AirTouch Communications, Inc. for 16 years, where he served in a variety of positions in the engineering department, including the position of chief engineer, which he held from 1995 to 1997. Mr. Ebrahimi-Ghajar received his Master of Sciences degree in Engineering from the University of California at Berkeley.

   Pavol Gaspar was elected to our supervisory board as a nominee of the employees in August 1999. He joined us in 1991 and is currently a senior employee in the operations and engineering department. Mr. Gaspar graduated from the Slovak Technical University in Bratislava in 1969.

   Beata Lacikova was elected to our supervisory board as a nominee of the employees in September 1999. She is currently the head of our data department's financial administration function. Ms. Lacikova graduated from the School of Chemistry and Technology of the Slovak Technical University of Bratislava in 1989 and from the City University of Bratislava in 1998.

   Mark von Lillienskiold was elected to our supervisory board as a nominee of Slovak Telecom in October 2000. Mr. von Lillienskiold joined Deutsche Telekom in 1994 as an executive officer of international finance. He currently serves as senior executive vice president and chief financial officer of Slovak Telecom. From 1994 to 2000, he served as chief executive officer at Matav, Hungarian Telecommunications Company Ltd., where he was also a member of the operating committee as of 1994 and a member of the executive committee and board of directors as of 1996. From 1991 to 1993, he worked for an affiliate of Banco Latino/Lauria Group as a vice president of finance. From 1986 to 1991, Mr. von Lillienskiold was employed with a subsidiary of the B.A.T. Group, where he served as a finance manager in Venezuela from 1986 to 1988 and as a finance director and board member in Belgium from 1988 to 1991. Mr. von Lillienskiold began his professional career in 1977 at Bayer, where he held positions including director, finance director and member of the board of various subsidiaries in several countries. Mr. von Lillienskiold received a Doctor of Law degree from the University of Bonn in 1975.

Executive Officers

   Set forth below are the names of the members of our executive board followed by a short biography of each officer:

 Name                              Age     Position                                     Appointed
 ----                              ---     --------                                     ---------
 Jozef Barta                       35      Chief Executive Officer                         1999
 Thomas J. Cancro                  33      Chief Financial Officer                         1999
 Farshid Ebrahimi-Ghajar           43      Chief Technical Officer                         2000
 Milan Hain                        38      Chief Information Officer                       2000
 Frederic L. Wohl                  37      Director of Sales and Marketing                 2001
 Jan Pitonak                       28      General Legal Counsel                           2000
 Jana Stanekova                    37      Customer Service Director                       1999

   Jozef Barta joined us in February 1999 as chief executive officer. From February 1993 to February 1999, Mr. Barta worked as an investment banker and trader for Credit Suisse First Boston in its Prague, Czech Republic, office, where, before leaving to join us, he held the position of a country officer for Slovakia. Mr. Barta received a Master's degree in Business Administration from Harvard University's Graduate School of Business Administration and a Bachelor of Sciences degree from the University of Economics in Bratislava.

   Thomas J. Cancro joined us in August 1999 as chief financial officer and was elected vice chairman of our board of directors in February 2000. In August 2000, he was also put in charge of our human resources and administration department. From June 1999 to August 1999, Mr. Cancro was a finance director with Bell Atlantic International Wireless, a division of Bell Atlantic. From 1995 to June 1999, Mr. Cancro was a finance manager with Bell Atlantic in the United States, where he worked on the 1997 merger between Bell Atlantic and NYNEX Corporation and various other mergers and acquisitions. From 1990 to 1995, Mr. Cancro held positions of increasing responsibility in the audit departments of the accounting firms Ernst & Young and the then Price Waterhouse. Mr. Cancro received a Bachelor of Sciences degree in Accounting from Pennsylvania State University and is a Certified Public Accountant.

   Farshid Ebrahimi-Ghajar joined us in February 2000 as acting chief operating officer. In May 2000, he was appointed chief technical officer. From 1998 to February 2000, Mr. Ebrahimi-Ghajar was an associate director with Bell Atlantic International Wireless, a division of Bell Atlantic, where he worked as a GSM engineering advisor in both the Czech Republic and Indonesia. Prior to joining Bell Atlantic International Wireless, Mr. Ebrahimi-Ghajar worked at AirTouch Communications, Inc. for 16 years, where he served in a variety of positions in the engineering department, including the position of a chief engineer, which he held from 1995 to 1997. Mr. Ebrahimi-Ghajar received his Master of Sciences degree in Engineering from the University of California at Berkeley.

   Milan Hain joined us in May 1999 as manager of information technology. In May 2000, he was appointed chief information officer. From 1993 until joining us, Mr. Hain held a variety of positions at Vseobecna Uverova Banka, including director of information development. From 1991 to 1992, Mr. Hain was an associate researcher at the Eindhoven Technology University in The Netherlands, where he also pursued doctoral studies. Mr. Hain received a Doctor of Philosophy degree in Mathematics and Physics from the Comenius University in Bratislava.

   Frederic L. Wohl joined us in January 2001 as director of sales and marketing. Prior to joining us, Mr. Wohl served as chief commercial officer with Romtelecom, a Romanian telecommunications company. He has been employed with Verizon Communications and its predecessors for more than 15 years in a variety of positions in the U.S. and internationally. Mr. Wohl received a Bachelor of Arts degree in Political Science from the University of California, Los Angeles and a minor in Economics with an emphasis in International Relations from the University of California, Davis.

   Jan Pitonak joined us in August 2000 as general legal counsel. He is an attorney at law admitted to practice in the Slovak Republic. Prior to joining us, Mr. Pitonak worked in the law offices of JUDr. Ruzicka and Eechova & Rakovsky. Mr. Pitonak graduated from the School of Law of Comenius University in Bratislava.

   Jana Stanekova joined us in August 1991. She has been customer service director since April 1999. Ms. Stanekova also held a number of other positions with us, including customer service representative, prior to being appointed to her current position. Ms. Stanekova received a degree in Industrial Engineering from the Slovak Technical University in Bratislava.

B. Compensation

   In 2000, we paid the following amounts in compensation to the members of our supervisory board and our executive officers:

                                                            (Slovak Crowns)
                                                            ---------------
   Payments in salaries and bonuses.........................  11,907,424
   Payments in pension plan contributions(4)................     604,234

   In addition, some of our executive officers receive payments directly from the shareholders who seconded them to us or provided us with their services as consultants. We have an obligation to reimburse these shareholders for these direct payments. The aggregate amount of these obligations was Sk37.8 million for the year ended December 31, 2000. None of our directors or managers are entitled to a benefits package upon termination of their employment or respective term.(5)

----------
(4) EuroTel does not participate in any social security or pension plans beyond the statutory requirements. See Note 23 to the Financial Statements on page F-24.

(5) The Board of Directors may, at its discretion, pay our CEO up to 12 months' salary in severance pay in the event of his removal from his position and subsequent termination of his employment with the Company, except in the case of termination for cause.

C. Board Practices

Employment Agreements

   We use two standard-form employment contracts for our employees. One form is used for members of senior management and the other form is used for our remaining employees. Both forms contain all the mandatory information required by the Slovak Labor Code (such as the date of commencement of work, location and type of work) as well as all individual terms and conditions agreed to by the parties.

Secondment Agreements

   Our shareholders second certain of our managers to us pursuant to secondment agreements. Seconded managers remain the employees of the respective shareholder, which pays their salary, social security and other benefits. We, in turn, reimburse the shareholder for the cost of these secondments.

Committees

   A board of directors' meeting held on February 6, 2001 discussed a proposal to create an audit committee and a compensation committee for the Company, both of which it intends to create in the near future.

D.    Employees

   The table below sets forth the number of employees in each of our departments as of December 31 of each of the following years:

                                             As of December 31,
                                           -----------------------
                                           1998      1999     2000
                                           ----      ----     ----
Operations and engineering...............   273       281      260
Customer service.........................   201       216      219
Marketing and sales......................   207       208      195
Finance and administration...............   138       142      122
Executive and legal......................    13        15       19
                                           ----      ----     ----
                                            832       862      815
                                           ====      ====     ====

   In addition, our shareholders currently second our chief financial officer, deputy chief financial officer, director of sales and marketing and chief technical officer to us. All of our employees are employed and have their principal place of business in the Slovak Republic.

   There are no collective bargaining agreements in place between ourselves and our employees, and our employees are not unionized. As an employer in the telecommunications industry, we are a member of the Union of Transportation, Posts and Telecommunications Employers. As such, we are a party to the "higher-level collective bargaining agreement." We believe our involvement in this "higher-level collective bargaining agreement" puts us in a stronger negotiating position with any trade union our employees may decide to form in the future. We further believe our relationship with our employees is good and we have never experienced a work stoppage or strike.

E. Share Ownership

   The total number of our issued and outstanding ordinary shares as of December 31, 2000 is 765,470, of which 390,390 are held by Slovak Telecom and 375,080 of which are held by AWBV. The total number of our issued and outstanding preferred shares as of December 31, 2000 is 172,230, all of which are held by Slovak Telecom. Each class of shares has one vote per share. At an extraordinary general meeting the shareholders recently approved an increase in share capital; see Item 8B "Significant Changes."

   The holders of preferred shares have a right to a preferred dividend of Sk1.00 per share prior to the payment of any dividends to the holders of ordinary shares. The holders of ordinary shares have a right to a proportionate share of our profits, whenever we declare dividends that we are permitted to distribute pursuant to Slovak law as well as our contractual obligations. This structure of preferences gives Slovak Telecom an economic interest of 51% and 60% of the voting rights in EuroTel. As a result, AWBV holds a 49% economic interest and 40% of the voting rights in EuroTel.

   We have not issued any employee shares. No person listed in Item 6A owns any shares of the Company.

Item 7:  Major Shareholders and Related Party Transactions

A. Major Shareholders

Slovak Telecom

   Slovak Telecom is the monopoly provider of national fixed-line public telephony services and international public telephony services in the Slovak Republic. Deutsche Telekom AG acquired 51% of Slovak Telecom on August 4, 2000. 34% of Slovak Telecom is held by the Slovak Republic through the MTPT and the remaining 15% is held by the NPF.

Atlantic West B.V.

   AWBV is a joint venture company owned by BAC International and MediaOne International II B.V. BAC International is a subsidiary of Verizon Communications. MediaOne International II B.V. is wholly owned by AT&T Wireless Services, which, in turn, is part of the AT&T Wireless Group, whose ultimate parent is AT&T Corp. AWBV also owns EuroTel Praha, spol. s. r.o., a mobile telecommunications operator in the Czech Republic, in partnership with Cesky Telecom.

Verizon Communications

   Verizon Communications, formed by the merger of Bell Atlantic and GTE Corporation in 2000, is a leading provider of communications services. Verizon companies are the largest providers of wireline and wireless communications in the United States, with more than 100 million access lines and more than 25 million wireless customers. Verizon International has investment interests in telecommunications companies in 19 countries, with a global presence that extends to 40 countries in the Americas, Europe, Asia and the Pacific. Verizon International has 4.1 million proportionate access lines and some 6.7 million proportionate wireless subscribers. It is a Fortune 10 company with more than 260,000 employees and revenues of approximately US$63 billion in 2000.

AT&T Wireless Group

   AT&T Wireless Group is one of the largest wireless service providers in the United States and operates one of the largest U.S. digital networks. AT&T Wireless Group owns minority interests in wireless carriers in a number of countries including Canada, India, Europe, Southeast Asia and Taiwan. For the year ended December 31, 2000, AT&T Wireless Group had revenues of over US$10 billion and had approximately 29,000 employees at year's end. AT&T Corp. is among the world's communications leaders, providing voice, data and video communications services to large and small businesses, consumers, businesses and government entities.

B. Related Party Transactions

   In the normal course of business, we purchase certain telecommunications services from, and sell certain services to, Slovak Telecom. We have also entered into a number of lease agreements with Slovak Telecom. Our transactions with AWBV consist of management fees paid for consulting services and payments for seconded employees. In the normal course of business, we also purchase and sell telecommunications services from the following related parties, all of which are direct or indirect subsidiaries of our shareholders:

   o EuroTel Praha spol. s r.o. and Radiomobil a.s., in the Czech Republic;

   o DeTeMobil Deutsche Telekom MobilNet GmbH, in Germany;

   o max.mobil Telekommunikations Service GmbH, in Austria;

   o Westel Mobil Tavkozlesi Rt., in Hungary;

   o Omnitel Pronto Italia S.p.A., in Italy; and

   o Polska Telefonia Cyfrowa Sp Zoo ("PTC"), in Poland.


   Our transactions with the aforementioned related parties are all conducted at arm's length and consist of the following:
                                                                2 months ended
                                      Year ended December 31,    February 28,
                                  ----------------------------- --------------
                                                                    2001
                                    1998       1999       2000   (unaudited)
                                  -------    -------    -------    -------
                                        (thousands of Slovak Crowns)
Sales to Slovak Telecom ........  703,862    863,319    816,969    164,222
Purchases from Slovak Telecom ..  714,132    813,297    677,098    118,856
Lease expense paid to Slovak ...   13,038     16,662     38,337
Telecom                                                              6,933
Sales to EuroTel Praha .........   35,790     54,045     69,963      9,711
Purchases from EuroTel Praha ...   27,050     31,406     34,018      5,016
Sales to other related parties .        -          -     87,504     17,447
Purchases from other related
parties ........................        -          -     48,964      6,789
Management fees paid to AWBV ...   45,921     30,624     37,841      7,869
Directors and management fees ..    9,125     13,967     12,512      1,999

   In addition, as of December 31, 2000, we had outstanding long-term loans from our shareholders (see note 11 to our consolidated financial statements on page F-17. On March 22, 2001 an extraordinary general meeting of our shareholders approved a capital increase upon the completion of which our existing shareholders will receive an aggregate of 2,796,000 ordinary shares of EuroTel in exchange for the retirement of US$64.5 million in principal and interest in shareholder loans. See Item 8B "Significant Changes" below.

C. Interests of Experts and Counsel

   Not applicable


Item 8:  Financial Information

A. Consolidated Statements and Other Financial Information

   See the consolidated financial statements, including the Notes thereto, and exhibits listed in Item 19 hereof and incorporated herein by this reference.

   Legal and arbitration proceedings. As of December 31, 2000, we had filed petitions with the relevant courts of competent jurisdiction against delinquent customers for the payment of outstanding receivables in an aggregate amount of Sk152,469,000. We do not expect to recover any material amounts in connection with these claims.

   As of December 31, 2000, we were named as a defendant in seven lawsuits filed by former employees for alleged unlawful termination.(6) We do not believe that the resolution of these lawsuits will have a material adverse effect on our financial conditions, results of operations or cash flow.


----------
(6) Since January 1, 2001, three of these cases have been decided in EuroTel's favor by courts of competent jurisdiction.

   As of December 31, 2000, there were no legal or administrative proceedings initiated against us for amounts in excess of Sk1,000,000.

B. Significant Changes

   On March 22, 2001, our shareholders approved a proposal by the board of directors to retire an aggregate of US$64.5 million in outstanding shareholder loans as well as interest accrued thereon through December 31, 2000, in exchange for the issuance of ordinary shares in a capital increase. Each of our shareholders subscribed to shares in an amount equal to its prorated share of the aggregate amount of shareholder loans and interest accrued thereon through December 31, 2000, pursuant to an Agreement on Mutual Setoff of Receivables as well as an Agreement on the Scope of Participation in the Increase of the Registered Capital and on Subscription for Shares dated as of March 22, 2001. Our shareholders forgave us the interest accrued on the shareholder loans from January 1, 2001 to March 22, 2001.

   Pursuant to and upon completion (in the Slovak Republic a capital increase must run through the mandatory judicial approval process in order to take effect) of this debt capitalization, Slovak Telecom will receive an additional 1,425,960 ordinary shares and AWBV will receive an additional 1,370,040 ordinary shares, bringing the total number of issued and outstanding ordinary shares to 3,561,470, of which Slovak Telecom will hold 1,816,350 and AWBV will hold 1,745,120. Our total number of issued and outstanding preferred shares remains 172,230, 100% of which are held by Slovak Telecom. The issuance of new shares to the shareholders will occur on a pro rata basis and will, therefore, have no effect on the ownership of the economic interest in the Company, which will remain 51% held by Slovak Telecom and 49% held by AWBV. As, however, only ordinary shares will be issued and the number of preferred shares remains unchanged, there will be a shift in voting rights in favor of AWBV which will hold 47% of the voting rights, with Slovak Telecom holding the remaining 53%.(7)


Item 9:  The Offer and Listing

   There is currently no public market for any class of equity security of the Company.

Item 10:  Additional Information

A. Share Capital

   Not applicable

B. Memorandum and Articles of Association

   The Company is registered in the Slovak Republic in the District Court of Bratislava I under the Company Identification No. 35 705 019.

   The relationships between our shareholders and the Company are governed by the Restated and Amended Articles of Association (the "Articles of Association") and the Shareholders' Agreement. The Articles of Association are the main operative document of corporate governance of the Company. Although a Memorandum of Association is required by the Slovak Commercial Code in order to found any company of two or more persons, once the company in founded it is of no further significance and the Articles of Association are the document referred to for matters of corporate governance.

Company's Objectives and Purposes

   The objectives of the Company are set out at Article 2 of the Articles of Association, and include:


----------
(7) The exact percentages of shareholdings will be 51.0000084235% of the economic interest and 53.2603% of the voting rights, respectively, to be held by Slovak Telecom and 48.9999915765% of the economic interest and 46.7397% of the voting rights, respectively, to be held by AWBV. These numbers are rounded to the nearest percent for convenience purposes.

   o The construction and operation of public mobile telecommunication networks in frequencies allocated to the Company by the Telecom Office and the provision of public mobile telephony services over these networks;

   o The construction and operation of a public packet network for data transfer and the provision of public data services over this network;

   o The assembly and maintenance of telecommunication equipment connected to the Company's network;

   o The wholesale purchase of goods for resale to consumers and business;

   o Consulting in the area of the public cellular radiophone network and public packet networks for data transfer; and

   o The publications of magazines such as "EuroTel info," a monthly magazine we publish for our customers.

   Pursuant to Article II, Section 2.2 of the Shareholders' Agreement, the shareholders intend for the Company to implement, expand and operate its business on a commercially prudent basis and with the following objectives:

   (a) To provide high-quality PLWN Telephony and Data Network services in the Slovak Republic;

   (b) To maximize the commercial viability and profitability of the business;

   (c) To attain a high rate of return on capital, consistent with the level of risk associated with starting up new and capital-intensive PLWN Telephony and Data Network services in the Slovak Republic;

   (d) Expansion of the Business in order to increase earnings and to compete effectively against any rival service providers; and

   (e) Protection of the capital and assets of the Company from damage, loss of value, theft or misappropriation.

   Other strategic business ideas for the Company are compiled in a business plan, which our shareholders draft for periods of ten fiscal years at a time. Ideas contained in this ten-year business plan graduate to the level of Company objectives for a given year through their inclusion in that year's budget.

Restated and Amended Articles of Association of EuroTel Bratislava, a.s. (the "Articles of Association")

   The Articles of Association were originally adopted by our shareholders on December 3, 1996. Since we filed our Registration Statement on Form F-4 with the SEC on August 18, 2000, the Articles of Association have been amended and restated on October 13, 2000, at an extraordinary general meeting of the shareholders, to comply with the new License to Perform Telecommunication Activities of EuroTel Bratislava, a.s. (No. 8396/2000), issued to us by the Telecom Office on July 28, 2000. A copy of our Articles of Association are available free of charge upon written request to our offices at Stefanikova 17, 811 05 Bratislava, Slovak Republic; attention: Jan Pitonak.

Directors

   The statutory body of the Company is the board of directors. The board of directors is authorized to act in the name of the Company and to represent the Company before third parties, courts or any other authority. The board of directors manages the Company's business activities and makes decisions on all matters of the Company. The board of directors may delegate authority to other Company bodies by virtue of law or as stated in the Articles of Association.

   The board of directors consists of five members who are elected by a general meeting of the shareholders and serve a term of a maximum of five years. A general meeting of the shareholders may remove a member prior to the expiration of the five years by the election of a new member or pursuant to Article 10,
Section 4 of the Articles of Association. There is no mandatory retirement age for members of the board.

   A decision of the board of directors requires the affirmative vote of a majority of the members present at the meeting. The following items, however, require the affirmative vote of a majority of the members including at least one member nominated to the Board by each shareholder holding more than 33?% of all outstanding shares:

   (i) Entering into any transaction (or series of related transactions) outside the scope of the budget that has an aggregate value in excess of US$250,000, or any modification to or deviation from the budget that has an effect in excess of US$250,000 on any line item;

   (ii) Any transaction (or series of related transactions) contemplated by the budget that has an aggregate value in excess of US$500,000, including but not limited to the following:

         a)  Disposal of Company assets;

         b) Equity contributions to any legal entity or entering into a joint venture, partnership or cooperation agreement or similar arrangement with third parties;

         c) Entering into any contract or commitment involving financial obligations, or encumbering Company assets;

   (iii) Decisions on the use of the Reserve Fund or the Social Fund of the Company;

   (iv)  Appointment of, or changes in, the procurators of the Company;

   (v) Appointment of, or changes in, the legal counsel, auditors or bankers of the Company;

   (vi) Approval of a business plan or annual financial budget as well as any material modification thereto; and

   (vii) Appointment of the general director and all managers directly reporting to the general director as well as the determination of their functions, responsibilities and authority.

General Meeting of Shareholders

   The Articles of Association contain provisions concerning the conduct of a general meeting of the shareholders. The following items require a general meeting of the shareholders:

   a)    Any changes to the Articles of Association;

   b) Any increase or decrease of the share capital or the issuance of debentures, including convertible debentures, or any conditional increase of the share capital in connection with the issue of convertible debentures;

   c)    A winding-up of the Company;

   d)    The election and dismissal of members of the board of directors;

   e) The election and dismissal of members of the supervisory board, except those members elected by the employees of the Company;

   f) The approval of the annual financial statements and the distribution of profits;

   g)    The approval of the annual report;

   h)    The remuneration of members of the board of directors; and

   i) Any other matters which require a general meeting of the shareholders pursuant to the Articles of Association or applicable rules of the Slovak Commercial Code.

   In addition, the following matters must be approved by a vote of at least two-thirds of the shares represented at a validly constituted general meeting of the shareholders:

   (a) An increase and decrease of the share capital (including capital investments), the issuance of debentures (including convertible debentures) and the conditional increase of the share capital in connection with the issuance of convertible debentures;

   (b) A winding up of the Company, including all matters relating to its dissolution and the liquidation of assets;

   (c) The election, dismissal and compensation of members of the board of directors and of members of the supervisory board;

   (d)   The appointment of, or change in, the liquidators of the Company;

   (e) The approval of the annual report, annual financial statements and the liquidation statements, which include the liquidator's final report and his/her proposal for distribution or liquidation of assets, along with his/her proposal for the distribution of profits and the determination of royalties; and

   (f) The approval of any matter which requires but did not receive a qualified majority vote of the board of directors and which is considered sufficiently important by any two members of the board of directors that it be presented at the general meeting of the shareholders.

   Pursuant to Article 8 of the Articles of Association, the board of directors convenes a general meeting of the shareholders by written notice to all shareholders listed on the list of shareholders, at least 30 days, but no more than 60 days, prior to the date of the general meeting. The notice must be sent by registered letter, or by fax and confirmed by registered letter, to the address of each shareholder and must contain at least:

   o  the commercial name and registered office of the Company;

   o  the place, date and hour of the meeting;

   o  whether it is an ordinary or extraordinary meeting; and

   o  the agenda for the meeting.

   If the purpose of the meeting is an increase or decrease in registered capital, additional information thereto must be included. An extraordinary general meeting of the shareholders is convened by the board of directors, pursuant to Article 7, Section 5 of the Articles of Association, by written notice within 10 days after receipt of a request for an extraordinary meeting. A shareholder may waive the notice requirement in writing. Attendance in person by a shareholder constitutes a waiver of notice, unless the shareholder makes a formal statement of objection to the adequacy of the notice at the meeting and confirms this statement by written submission to the Company no later than three days following the date of the meeting.

   In the event that an ordinary or extraordinary general meeting is adjourned due to lack of a quorum, the chairman of the board of directors or any other member of the board of directors shall, within three days of such adjournment, give at least ten days prior written notice to all shareholders (unless otherwise agreed upon by the shareholders) setting a date for a reconvened general meeting to vote on the agenda proposed in connection with the original notice.

Shares and Shareholders

   As of December 31, 2000,(8) our shareholder structure was as follows:

                               Nominal voting
                                   rights             Economic rights
Shareholder                         in %                   in %
--------------------------   --------------------   --------------------
Slovak Telecom                       60                  51.000039
AWBV                                 40                  48.999961

   The share capital consists of both ordinary shares and preferred shares. There is no public market for any class of equity security of the Company.

   Ordinary shares of the Company carry the right to share equally in the profits of the Company through the payment of a dividend, as declared by the general meeting of shareholders, in each year in which the Company makes a profit and is legally permitted to pay a dividend. However, ordinary shares shall only receive a dividend after a preferred dividend has been paid to the preferred shareholders. Ordinary Shares also carry the right to share equally in the liquidation proceeds of the Company, after payment of a liquidation preference of one Slovak Crown per share to the holders of the preferred shares.

   Preferred shares carry the right to one vote per share at the general meeting of the shareholders. Each year in which the Company makes a profit and is legally permitted to pay a dividend, holders of preferred shares shall have the right to a preferred dividend of one Slovak Crown per share. In addition, preferred shares carry the right to share in the liquidation proceeds of the Company through payment of a liquidation preference of one Slovak Crown per share, prior to the payment of any liquidation proceeds to the holders of ordinary shares.

C. Material Contracts

   All material contracts that were in effect at the time of the filing of our Registration Statement on Form F-4 on August 18, 2000 were filed as exhibits thereto at that time. We entered into several contracts during the period of time between then and December 31, 2000. We believe the following agreements, copies of which have been filed with the Securities and Exchange Commission as Exhibits to this Annual Report, are material to our business:

1. Framework Contract for the Supply and Procurement of Services and Complementary Equipment Between EuroTel and Comverse Network Systems Ltd.

   Pursuant to this agreement, which is governed by Austrian law, Comverse supplies us with certain goods and software (including installation and training) necessary for our telecommunication operations. The contract commences on August 23, 2000 and terminates on December 31, 2000 if written demand for such termination is given by either of the parties. If no demand is made, the contract will be automatically renewed for an additional year.

2. Operation and Maintenance Support Agreement Between EuroTel and Comverse Network Systems Ltd.

   This agreement, which is governed by Austrian law, governs various services that will be performed by Comverse for us, including, among others, support and emergency services necessary for our telecommunication operations. This contract commenced on August 2, 2000 and is scheduled to expire May 31, 2001, unless sooner terminated. Unless terminated by either party at that time, this agreement

----------
(8) On March 22, 2001 the shareholders approved a capital increase in which Slovak Telecom and AWBV subscribed to an aggregate total of 2,796,000 additional ordinary shares in exchange for the retirement of US$64.5 million in outstanding shareholder loans and interest accrued thereon. As a result, the voting rights will change to 53.2603% for Slovak Telecom and 46.7397% for AWBV and the economic rights will change to 51.0000084235% for Slovak Telecom and 48.9999915765% for AWBV. See Item 8B "Significant Changes."

will be automatically renewed for an additional year. Failure to remedy a breach of this agreement within 90 days after notice thereof is cause for termination.

3. Maintenance and Support Contract Between EuroTel and Sicap Ltd.

   This contract provides us with a standard service for the SICAP PPB, VCA and OTA modules from Sicap Ltd. This service includes hotline support, telephone support and remote support. The contract commenced on October 6, 2000 and will terminate on October 6, 2002. Unless terminated by either party at that time, this agreement will be automatically renewed for an additional year. Failure to remedy a breach of this agreement within 30 days after notice thereof is cause for termination.

4. International Customer Support Program Agreement Between EuroTel and Sun Microsystems Slovakia, s.r.o

   Pursuant to this program, which is governed by Slovak law, Sun Microsystems Slovakia, s.r.o. supplies us with Sun Spectrum Services. Sun Spectrum Services consists of the delivery of certain equipment and the rendering of certain services in the Slovak Republic. The program is documented by three service contracts and one support contract. The service contracts are scheduled to terminate on September 2, 2002, June 3, 2003 and September 3, 2003, respectively, and the support agreement is scheduled to terminate September 3, 2003. Failure to remedy a breach of this agreement within 30 days after notice thereof is cause for termination.

5. Supply Agreement Between EuroTel and Compaq Computer Slovakia s.r.o.

   Pursuant to this contract, EuroTel will purchase from Compaq Computer Slovakia s.r.o. hardware devices, implementation services and priority services for the migration and archiving of near-online data for a total price of USD US$299,961. Either party may terminate the agreement, in whole or in part, in the event of a breach of contract by the other party, which is not remedied within 30 days after written notice. This agreement is governed by Slovak law.

6. Support Agreement Between EuroTel and Login, a.s.

   Pursuant to this contract, EuroTel will purchase from Login, a.s., a partner of Sun Microsystems, hardware and technical support services, including installation and consulting services. The contract commenced on October 18, 2000. This contract is governed by Slovak law.

7. Contract on the Provision of Services Between EuroTel and Atlantic West B.V.

   This contract allows Atlantic West B.V. to provide engineering services via a secondment to EuroTel. Pursuant to the contract's terms, Mr. Farshid Ebrahimi-Ghajar will act as the engineer for EuroTel from June 1, 2000 to June 1, 2002. The contract can be terminated by agreement of the parties or upon the termination of the secondment and is governed by Slovak law.

8. Contract on the Provision of Services Between EuroTel and Atlantic West B.V.

   This contract allows Atlantic West B.V. to provide marketing and sales management services via a secondment to EuroTel. Pursuant to the contract's terms, Mr. Frederic Lyman-Wohl will act as the service provider for EuroTel from January 22, 2001 to January 22, 2003. The contract can be terminated by agreement of the parties or upon the termination of the secondment and is governed by Slovak law.

9. Contract for Implementation and Service Delivery of the EHPT Billing Mediation Device (With Enclosure Sublicense Agreement) Between EuroTel and Cap Gemini Ernst & Young Slovensko, s.r.o.

   This contract is for the delivery and implementation of a Billing Mediation Device by Cap Gemini Ernst & Young Slovensko, s.r.o. for EuroTel's business. It commenced on March 2, 2001 and will terminate upon complete implementation of the system. It may be terminated by either party for breach of contract or in case of bankruptcy. This contract is governed by Slovak law.

Expected Development / Forward-Looking Information

   We are in negotiations with Siemens s.r.o. in view of the implementation of an "Intelligent Network Platform," which will allow us to introduce additional value-added services to our customers such as the creation of Virtual Private Networks, as well as add roaming capabilities for our pre-paid customers.

   We are also expanding and improving numerous of our facilities. See Item 4D "Property, Plans and Equipment" above.

D. Exchange Controls

   See Item 3A "Selected Financial Data--Exchange Rate Information" above.

E. Taxation

The Netherlands

   The following is a general description of certain tax laws of The Netherlands in effect as of the date of this annual report that affect the acquiring, holding and disposal of the Notes and. This summary does not purport to be a comprehensive description of the Dutch tax aspects of the Notes and is subject to any change that may come into effect after the date of this annual report. You should consult with your tax advisers as to the tax laws and the specific tax consequences of acquiring, holding and/or disposing of the Notes.

   Withholding Tax. All payments made by Slovak Wireless Finance Company B.V. under the Notes will be free of any withholding or deduction, for or on account of any taxes of whatever nature imposed, levied, withheld or assessed by The Netherlands or any Dutch political sub-division or taxing authority.

   Taxes on Income and Capital Gains. You will not be subject to any Netherlands taxes on income or capital gains for any payment under the Notes or any gain realized on the disposal or deemed disposal of the Notes, provided that:

   (i) You are not a resident or deemed to be a resident of the Netherlands, nor have made an election for the application of the rules of the Dutch income tax act of 2001, as they apply to residents of the Netherlands; and

   (ii) You do not have, or are not deemed to have, a business or an interest in a business which is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which business or part of a business the Notes are attributable, nor do you carry out any other activities in The Netherlands that exceed regular asset management; and

   (iii) You and certain individuals relating to you (as defined by Dutch law) do not have any substantial interest (as defined by Dutch law) in a Netherlands resident entity or entity deemed resident and do not have any interest in any business in the Netherlands other than by way of shareholdings.

   Subject to paragraph (iii) above, you will not be or become subject to Netherlands taxation on income or capital gains by reason only of the signing, delivering and/or the enforcement of the documents relating to the issuance of the Notes and the issuance of the Notes or the performance by Slovak Wireless Finance Company B.V. of its obligations thereunder or under the Notes.

   Gift, estate or inheritance taxes. No Netherlands gift, estate or inheritance taxes will arise on the transfer of Notes by way of a gift by, or the death of, a holder of Notes who is neither resident nor deemed to be resident in The Netherlands, unless:

   (i) such holder had a business or an interest in a business that is or was, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands at the time of his death or at the time of the gift, and the Notes were attributable to this business; or

   (ii) in case of a gift of Notes by an individual who at the date of the gift was neither resident nor deemed to be resident in The Netherlands, this individual dies within 180 days after the date of the gift, while being a resident or deemed to be a resident in The Netherlands.

   Turnover tax (value added tax). No Netherlands turnover tax will arise on any payment in consideration for the issuance of the Notes or with respect to any payment by Slovak Wireless Finance Company B.V. of principal, interest or premium (if any) on the Notes.

   Other taxes and duties. No registration tax, customs duty, transfer tax, stamp duty, capital tax or any other similar tax or duty, other than court fees, will be payable in The Netherlands in respect of or in connection with, the signing, delivery and/or enforcement by legal proceedings (including the enforcement of any foreign judgment in the courts of The Netherlands) of the documents relating to the issuance of the Notes or Slovak Wireless Finance Company B.V.'s performance of its obligations under these documents or the Notes. Capital tax may be due by Slovak Wireless Finance Company B.V. on any capital contributions made or deemed to be made to Slovak Wireless Finance Company B.V. under a guarantee.


   Proposed EU Directive on the Taxation of Savings Income. In November 2000, the European Council confirmed proposals to proceed with a new EU Directive (the "Directive") on the taxation of savings income, which directive is designed to secure that at least a minimum effective rate of tax is paid on all interest and similar savings income earned by individuals who are residents of EU member states. The Directive is intended to come into effect in 2003. Key features of the proposed Directive are:

   o Where a "paying agent" established in any EU member state makes payments of interest, discount or premium to an individual resident in another member state, the tax authorities of the paying agent's member state will be required to supply details of the payment to the tax authorities of the other member state. For these purposes, the term "paying agent" defined broadly to include both the principal obligor under a debt obligation; a paying agent in the normal sense of the term; as well as any agent who collects interest, discounts or premiums on behalf of an individual beneficially entitled thereto.

   o During a transitional period of no more than seven years from the date the Directive comes into effect, certain member states (expected to be confined to Austria, Belgium and Luxembourg, and possibly Greece and Portugal) may, instead of supplying information on savings income to the tax authorities of other member states, implement a withholding tax. In such cases "paying agents" established in the relevant member states would be required to withhold tax from any interest, discount or premium paid to an individual resident in another member state. The withholding tax will be levied at a rate of 15% during the first three years of the transitional period, and at a rate of 20% during the remaining four years. The withholding tax will not be levied if the individual authorizes the disclosure of details of the income to the tax authorities of his state of residence, or if he presents a certificate obtained from the tax authorities of his state of residence confirming that those authorities are aware of the payment due to the individual.

   o Eurobonds and other negotiable debt securities issued before March 1, 2001 (according to recent publications this date has been extended to March 1, 2002), or issued under a prospectus certified by a competent authority before that date, will be exempt from the withholding tax provisions of the Directive even if interest, discounts or premiums on such securities are paid through a "paying agent" established in a member state which adopts the transitional withholding tax regime. Securities issued on or after March 1, 2001 (according to recent publications this date has been extended to March 1, 2002) will fall fully within the scope of the Directive when it comes into force, except where they are issued under a prospectus certified by a competent authority before that date. It is expected that adoption of the Directive, which can be adopted only by unanimous agreement among the member states, will also be conditioned on the adoption of equivalent measures in third countries with significant financial centres (including the USA and Switzerland) as well as in dependent or associated territories of certain of the EU member states. It may also be conditioned on the member states' reaching agreement on the abolition of tax measures in certain EU member states, which are regarded as promoting "harmful competition."

   Pending an agreement on the precise text of the Directive, it is not possible to say what effect, if any, the adoption of the Directive would have on the Notes or payments in respect of them.

Slovak Republic

   The following is a general description of certain Slovak Republic tax aspects of the Notes, as it applies to non-resident holders of the Notes. It does not purport to be a comprehensive description of the Slovak tax aspects of the Notes. You should consult your tax advisers as to the specific tax consequences of acquiring, holding and disposing of the Notes. In particular, if you are a Slovak holder of the Notes, then you will especially need to take such advice, because the Slovak taxation relating to your particular situation may be different from the tax situation for a non-resident.

   EuroTel is not currently required to deduct or withhold tax on any payment to Slovak Wireless Finance Company B.V. to enable Slovak Wireless Finance Company B.V. to make payments of principal or interest on the Notes.

   If the Guarantor becomes required to make payments of principal and interest directly to you pursuant to the Guarantee, at present Slovak withholding tax generally would be levied at a flat rate of 15% on payments that are referable to interest payable on the Notes by the Guarantor under the Guarantee to you. This tax may be reduced in the case of non-residents under an applicable double-taxation treaty. Repayment of the principal amount of the Notes by the Guarantor under the Guarantee to you that exceeds the issue price of the note is subject to 15% withholding tax (unless a double-taxation treaty applies). Any taxes imposed under provisions of currently existing law would require the Guarantor to pay Additional Amounts to any affected holder. In any event, where the holder is entitled to benefit from the U.S.-Slovakia Tax Treaty, no Slovak withholding tax is levied on interest payments made on the Notes.

   There is no legislation in the Slovak Republic in relation to the specific procedures needed to take advantage of any applicable double-taxation treaty. Procedures may vary according to the local tax authority in charge of the Guarantor's taxes and the double-taxation treaty being relied upon.

   No stamp, registration, transfer or similar tax or duty is payable in the Slovak Republic in connection with the exchange of the Notes, or with the acquisition, holding or disposals of Notes by non-resident holders. No capital gains tax or corporate tax is payable in the Slovak Republic in connection with disposals of Notes between non-residents. Please note that if a non-resident transfers his Notes to a Slovak resident, his transfer could be subject to Slovak taxation, unless a double-taxation treaty applies in the specific case.

United States

   General. The following summary contains a description of the material United States federal income tax consequences of the purchase, ownership and disposition of Notes acquired for cash upon the initial offering of the Notes at a price equal to their "issue price" (as defined below). This summary is not a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase Notes. In particular, this summary of United States federal income tax matters deals only with holders that will hold Notes as capital assets for United States federal income tax purposes (generally, assets held for investment) and does not address federal alternative minimum tax consequences or special tax situations, such as the United States tax treatment of holders that are:

   o subject to special tax rules such as financial institutions, securities or currency dealers/brokers;

   o insurance companies, regulated investment companies and tax-exempt organizations;

   o  holding Notes as part of a hedging or larger financial transaction; or

   o "U.S. Holders" (as defined below) with a currency other than the U.S. dollar as their functional currency.

The Issue Price means the first price at which a substantial amount of the Notes are sold to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers.

   This summary is based upon the United States Internal Revenue Code of 1986, as amended (the "Code"), the Treasury regulations issued under the Code and official interpretations of the Code in effect on the date of this Form 20-F. The Code and its interpretation may change, possibly with retroactive effect. You should consult your own tax advisers as to the United States federal tax consequences of the purchase, ownership and disposition of the Notes and to the effect of any state or local tax laws or the laws of any jurisdiction other than the United States.

   U.S. Holders. As used herein, a "U.S. Holder" means a beneficial owner of a note who is for U.S. federal income tax purposes:

   o a citizen or resident of the United States of America (including the states and the District of Columbia), its territories, possessions and other areas subject to its jurisdiction, including the Commonwealth of Puerto Rico (the "United States");

   o a corporation created or organized in the United States or under the laws of the United States or of any state;

   o any estate the income of which is subject to United States federal income taxation regardless of its source; and

   o any trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust.

   Interest on Notes. Interest paid on a note will be taxable to a U.S. Holder as ordinary interest income, generally at the time it is received or accrued, in accordance with the holder's regular method of accounting for United States federal income tax purposes.

   A U.S. Holder using the cash method of accounting for U.S. federal income tax purposes that receives an interest payment denominated in Euros will be required to include in income the U.S. dollar value of that interest payment. This U.S. dollar value will be based on the exchange rate in effect on the date the payment is received, regardless of whether it is in fact converted into U.S. dollars. No foreign currency gain or loss will be recognized with respect to the receipt of this payment. However, a subsequent sale of Euros may give rise to exchange gain or loss, as discussed below.

   An accrual basis U.S. Holder is required to include in income the U.S. dollar value of the amount of interest income accrued on a note during an accrual period. An accrual basis U.S. Holder may determine the amount of the interest income to be recognized in accordance with either of two methods. Under the first accrual method, the amount of income accrued will be based on the average exchange rate in effect during the interest accrual period. If the accrual period spans two taxable years, the exchange rate in effect during the applicable part of the period within the taxable year will apply. Under the second accrual method, the U.S. Holder may elect to determine the amount of income accrued on the basis of the exchange rate in effect on the last day of the accrual period. If the accrual period spans two taxable years, income accrued for each of those years will be based on the exchange rate in effect on the last day of the applicable period within the respective taxable year. Any election to use the second accrual method will apply to all debt instruments held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. Holder. This election will be irrevocable without the consent of the U.S. Internal Revenue Service.

   A U.S. Holder using either of the foregoing two accrual methods will recognize ordinary income or loss on accrued interest income on the date the interest payment in Euros is received. This will include any payment attributable to accrued but unpaid interest upon the sale or retirement of a Note. The amount of ordinary income or loss will equal the difference between the U.S. dollar value of the actual payment received (determined on the date the payment is received) during the accrual period and the U.S. dollar value of interest income that has accrued during that accrual period (as determined under the accrual method utilized by the U.S. Holder).

   Euros received as interest on the Notes will have a tax basis equal to their U.S. dollar value at the time the interest payment is received. Any gain or loss realized by a U.S. Holder on a sale or other disposition of that foreign currency will be ordinary income or loss and will generally be income from sources within the United States for foreign tax credit limitation purposes.

   We believe that it is not likely that the interest rate on the Notes will increase because we do not comply with our obligations under the Registration Rights Agreement or that we will repurchase as a result of a change of control or redeem as a result of an obligation to pay additional amounts in respect of the Notes. We do not intend to treat these possibilities as affecting the yield to maturity of the Notes for U.S. federal income tax purposes.

   Foreign Tax Credit Considerations. Interest on the Notes will constitute income from sources outside the United States for United States foreign tax credit purposes. We do not believe that the payment of interest on the Notes by Slovak Wireless Finance Company B.V. will be subject to Dutch or Slovak withholding taxes. See "Taxation--The Netherlands" and "Taxation-- Slovak Republic" above.

   Sale and Redemption of Notes. A U.S. Holder generally will recognize capital gain or loss upon the sale, exchange, redemption, retirement or other disposition of a note in an amount equal to the difference between the amount realized upon this transfer and the U.S. Holder's adjusted tax basis in the note.

   A U.S. Holder's tax basis in a note will generally equal its "U.S. dollar cost," reduced by the amount of any payments received by the U.S. Holder on the note that are not stated interest payments. The U.S. dollar cost of a note purchased with Euros will generally be the U.S. dollar value of the purchase price on the date of purchase or on the settlement date for the purchase, if the Notes are traded on an established securities market (as defined in the United States Treasury Regulations) that are purchased by a cash-basis U.S. Holder (or an accrual- basis U.S. Holder that so elects).

   The amount realized on the sale, exchange, retirement or other disposition of a note for an amount of Euros will be the U.S. dollar value of the Euro amount on:

   o the date payment is received by a cash-basis U.S. Holder (except under the circumstances described below);

   o the settlement date for a sale, if a note that is traded on an established securities market (as defined in the applicable United States Treasury Regulations) is sold by a cash-basis U.S. Holder; or

   o  the date of disposition in the case of an accrual- basis U.S. Holder.

   A U.S. Holder generally will also recognize exchange gain or loss that is taxable as ordinary income or loss upon the sale, exchange, retirement or other disposition of a note in an amount equal to the difference between:

   (a) the U.S. dollar value of the principal amount of the note, determined at the spot rate in effect on the date payment on the note is received (in case of a cash- basis taxpayer) or the date the note was disposed of (in case of an accrual taxpayer); and

   (b) the U.S. dollar value of the purchase price the holder paid for the note, determined at the spot rate in effect on the date the holder acquired the note.

   Any such foreign currency gain or loss will be recognized only to the extent of the total gain or loss realized by the U.S. Holder on the sale, exchange or retirement of the note and will generally be treated as from sources within the United States for U.S. foreign tax credit limitation purposes.

   Any gain or loss recognized by a U.S. Holder in excess of foreign currency gain or loss recognized on the sale, exchange or retirement or other disposition of a note generally will be U.S. source gain or loss and will be long-term capital gain or loss if the note has been held for more than one year. Under current law, net long-term capital gains of individuals are taxed at lower United States federal income tax rates than are items of ordinary income under certain circumstances. The deductibility of capital losses by a U.S. Holder, however, is subject to limitations.

   A U.S. Holder will have a tax basis in Euros received on the sale, exchange or retirement of a note equal to the U.S. dollar value of the Euros at the time of the sale, exchange or retirement. Gain or loss realized by a U.S. Holder on a sale or other disposition of Euros (including the purchase of a note with Euros) will be ordinary income or loss and will generally be income from sources within the United States for foreign tax credit limitation purposes.

   Non-U.S. Holders. Subject to the discussion of "backup" withholding below, a non-U.S. Holder is currently exempt from United States federal income taxes with respect to interest on the Notes unless the non-U.S. Holder is:

   o an insurance company operating a U.S. insurance business to which this interest is attributable (within the meaning of the Code); or

   o an individual or corporation that has an office or other fixed place of business in the United States to which the interest is attributable, and the interest is derived in the active conduct of a banking, financing or similar business within the United States or is received by a corporation with a principal business of trading in stock or securities for its own account.

    Subject to the discussion of backup withholding below, a non-U.S. Holder will also not be subject to federal income tax on any gain on a sale or other disposition of a note unless:

   o the holder is an individual who is present in the United States for 183 days (as determined under a rule that totals the days the non-U.S. Holder is present in the United States during the current year plus one-third of the days present in the United States during the prior year plus one-sixth of the days present in the United States two years prior to the current year or more during the taxable year, and certain other conditions exist) or more during the taxable year, and certain other conditions are met; or

   o the gain is connected to the conduct of a trade or business within the United States.

   In addition, the Notes will be deemed to be situated outside the United States for purposes of the United States federal estate tax and will not be includible in the gross estate for purposes of this tax if the holder is a non-resident of the United States who is not a U.S. citizen at the time of death.

   Information Reporting and Backup Withholding. In general, information reporting requirements will apply to some payments of interest on the Notes in the United States. This will include payments made by the United States office of a paying agent, broker or other intermediary, and proceeds of a sale, redemption or other disposition of Notes through a United States branch of a United States or foreign broker. A 31% "backup withholding" tax may apply to these payments or proceeds if the beneficial owner does not provide a correct taxpayer identification number or certification of exempt status or, in the case of interest payments, does not certify that he is not subject to such withholding or does not report interest and dividend income in full. The proceeds of a sale, redemption, or other disposition of Notes through a foreign branch of a United States broker or United States-related broker generally will be subject to information reporting, but they are not subject to backup withholding. Non-U.S. Holders are generally exempt from the information reporting and backup withholding rules but, if they receive interest payments from a United States paying agent, may have to comply with certification and identification requirements to prove their exemption. For the purposes of these rules, a "United States-related broker" is a broker or other intermediary that is a controlled foreign corporation for United States tax purposes or a non-U.S. person, with 50% or more of the gross income from all of its sources over a specified three-year period that are connected with a United States trade or business. Any amounts withheld from a payment to a beneficial owner under the backup withholding rules can be claimed as a refund or credit against this beneficial owner's United States federal income tax liability if the required information is furnished to the

IRS. Finalized Treasury regulations have generally expanded the circumstances under which information reporting and backup withholding may apply for payments made after December 31, 2000. You should consult your tax advisers concerning the effect of the adoption of the final regulations (and any proposed changes) on an investment in the Notes.

F. Dividends and Paying Agents

   Not applicable.

G. Statements by Experts

   Not applicable.

H. Documents on Display

   We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as applicable to "foreign private issuers" as defined in Rule 3b-4 under the Exchange Act, and in accordance therewith, we must file periodic reports and other information with the Securities and Exchange Commission (the "SEC"). As a foreign private issuer, the Issuer is exempt from certain provisions of the Exchange Act including those which prescribe the furnishing and content of proxy statements distributed to noteholders and those which relate to reporting and liability for short-swing profits by directors, officers and other insiders. This annual report and the exhibits thereto and any periodic reports or other information filed pursuant to the Exchange Act, or pursuant to any other filing obligation we have, may be inspected without charge and copied at prescribed rates at the Public Reference Section of the SEC at Room 1024, 450 Fifth Street, NW, Washington, D.C. 20549, and at the SEC's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

   The documents concerning the Company which are referred to in this annual report may also be inspected at our offices at Stefanikova 17, 811 05 Bratislava, Slovak Republic.

I. Subsidiary Information

   We have no other subsidiaries besides Slovak Wireless Finance Company B.V., a wholly owned subsidiary, which is the issuer of the Notes. See Exhibit 8 "Statement of Subsidiaries" below.

Item 11:  Quantitative and Qualitative Disclosures About Market Risk

   Our primary risk exposure includes both interest rate risks and foreign exchange rate risks. As of December 31, 2000 we had Sk10,758 million and as of December 31, 1999 we had Sk5,769 million in debt. Our current investments totalled Sk3,560 million as of December 31, 2000 and we had no current investments as of December 31, 1999. The following table represents our interest rate risk as of December 31, 1999 and 2000.


                                                                As of December 31,
                                       ------------------------------------------------------------------
                                            1999              1999              2000              2000
                                       --------------      ----------      --------------      ----------
                                                      (millions of Slovak Crowns, except %)

Debt                                   Carrying Value      Fair Value      Carrying Value      Fair Value
Variable-Rate Debt:

Revolver
Variable Rate - Euro                         1,457            1,457                 --               --
Interest Rate                               5.269%
Variable Rate - Euro                           261              261                 --               --
Interest Rate                               5.269%
Variable Rate - Euro                           275              275                 --               --
Interest Rate                               7.519%
Variable Rate - Euro                           354              354                 --               --
Interest Rate                               7.019%
Variable Rate - Euro                           170              170                 --               --
Interest Rate                               7.019%
Variable Rate - Euro                           140              140                 --               --
Interest Rate                               7.019%
Variable Rate - Sk                             201              201                 --               --
Interest Rate                               17.34%
Variable Rate - Sk                             504              504                 --               --
Interest Rate                               17.34%
                                          --------         --------          ---------         --------
Total Variable-Rate Debt                 Sk  3,362        Sk  3,362                 --               --
                                          ========         ========          =========         ========
Fixed-Rate Debt:

Fixed Rate - Euro                              737              730              7,699            7,353
Interest Rate                               13.37%               --             11.25%               --

Shareholder Loans
Fixed rate - U.S. dollars                    1,670            1,670              3,059            2,215
Interest Rate                               10.47%               --             10.47%               --
                                          --------         --------          ---------         --------
Total Fixed-Rate Debt                     Sk 2,407         Sk 2,400          Sk 10,758         Sk 9,568
                                          --------         --------          ---------         --------
Total Debt                                Sk 5,769         Sk 5,762          Sk 10,758         Sk 9,568
                                          ========         ========          =========         ========

                                                                As of December 31,
                                       ------------------------------------------------------------------
                                            1999              1999              2000              2000
                                       --------------      ----------      --------------      ----------
                                                      (millions of Slovak Crowns, except %)

Current Investments                    Carrying Value      Fair Value      Carrying Value      Fair Value
Government Bonds
Fixed Rate - Euro.....................              --                --        3,560             3,562
Interest Rate.........................              --                --     4.76%-5.06%             --

   The December 31, 2000 fixed-rate Euro-debt consists entirely of the senior guaranteed notes we issued on March 23, 2000 and August 18, 2000. The fair value is based on the market price at December 29, 2000. The senior guaranteed notes will mature on March 30, 2007. Interest on the senior guaranteed notes is payable semiannually in arrears, on March 30 and September 30 of each year commencing on September 30, 2000.

   The December 31, 2000, fair value of the shareholder loans is estimated calculating the net present value of the loans based on an estimated curve appropriate for the terms of the loan agreements. On March 22, 2001, the shareholders approved a debt capitalization whereby our shareholders subscribed to 2,796,000 additional ordinary shares of the Company in consideration of the retirement of US$64.5 million in outstanding shareholder loans, plus interest accrued thereon to date. See Item 8B "Significant Changes" above. As a result, we currently have no more shareholder loans outstanding.

   Our current investments include short-term Euro-denominated government bonds, whose fair value is approximately the same as market value. The bonds mature in periods ranging from one to nine months from the balance sheet date of December 31, 2000.

   As of December 31, 2000, all of our current investments and Sk7,699 million of our debt were denominated in Euros. In addition, Sk3,059 million in debt was denominated in U.S. dollars. To the extent that we engage in transactions and borrowings in currencies other than the Slovak Crown, we will be exposed to currency exchange risk. As of December 31, 2000 and 1999, we had incurred Sk388 million and Sk168 million, respectively, in foreign exchange losses as a result of fluctuation in currency exchange rates.

   The sensitivity to changes in exchange rates of our foreign currency position was determined using current market pricing models. We estimate that a 10% appreciation or devaluation in the foreign exchange rate of the Euro against the Slovak Crown at December 31, 2000 would have changed the combined fair value of the facility and of current investments by Sk380 million.

   We have considered the possibility of entering into transactions to reduce exposures to market risks resulting from fluctuations in foreign exchange rates. However, there can be no assurances that we will engage in hedging transactions or that, if we were to do so, these transactions would successfully mitigate our risk. Despite the potential favorable outcome that such transactions could have, it may not be feasible or desirable for us to do so, as the costs could far exceed the possible benefits. As a result, changes in the exchange rate could have a material adverse effect on our ability to pay off non-Slovak Crown-denominated indebtedness.


Item 12:  Description of Securities Other Than Equity Securities

   Not applicable.

                                    PART II

Item 13:  Defaults, Dividend Arrearages and Delinquencies

   None.

Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

   None.

Item 15:  Reserved


Item 16:  Reserved

                                   PART III

Item 17:  Financial Statements

   Not applicable.


Item 18:  Financial Statements

   See pages F-1 through F-33.


Item 19:  Exhibits

   Index to Exhibits.


 Exhibit Number   Description of Exhibits
 --------------   -----------------------
 1.1*             EuroTel Bratislava, a.s. Articles of Association.

 1.2              EuroTel Bratislava, a.s. Restated and Amended Articles of
                  Association.

 2(b).1*          Indenture.

 2(b).2*          Form of Notes.

 3.1*             Restated and Amended Shareholders' Agreement.

 4(b)(i).1        Contract on the Provision of Services between EuroTel and
                  Atlantic West B.V., dated July 27, 2000.

 4(b)(i).2        Contract on the Provision of Services between EuroTel and
                  Atlantic West B.V., dated February 28, 2001.

 4(b)(ii).1       Framework Contract for Supply and Procurement between EuroTel and Comverse Network Systems Ltd., dated August 23, 2000.

 4(b)(ii).2       Operation and Maintenance Support Agreement between EuroTel and Comverse Network Systems Ltd., dated August 2, 2000.

 4(b)(ii).3       Maintenance and Support Contract between EuroTel and Sicap
                  Lts., dated October 6, 2000.

 4(b)(ii).4       International Customer Support Program Agreement between
                  EuroTel and Sun Microsystems Slovakia, s.r.o., dated November
                  23, 1999.

 4(b)(ii).5       Supply Agreement between EuroTel and Compaq Computer Slovakia
                  s.r.o., dated October 20, 2000.

 4(b)(ii).6       Contract on Solution Delivery between EuroTel and Login, a.s., dated October 18, 2000.

 4(b)(ii).7*      Interconnection Agreement between EuroTel and Globtel, a.s., dated December 23, 1999.

 4(b)(ii).8*      Amendment No. 1 to the Interconnection Agreement between
                  EuroTel and Globtel, a.s., dated January 28, 2000.

 4(b)(ii).9       Amendment No. 2 to the Interconnection Agreement between
                  EuroTel and Globtel, a.s., dated October 31, 2000.

 4(b)(ii).10      Contract for Implementation and Service Delivery of the EHPT
                  Billing Mediation Device (with sublicense agreement), dated
                  March 2, 2001.

 4(b)(ii).11*     English translation of Amended and Restated Shareholders
                  Agreement between Slovenske Telekomunikacie, a.s and Atlantic
                  West B.V., dated as of November 12, 1999.

 4(b)(ii).12*     Purchase Agreement dated as of March 16, 2000, among Slovak
                  Wireless Finance Company B.V. and EuroTel Bratislava, a.s.,
                  Salomon Brothers International Limited and Bank of America
                  International Limited, in respect of Slovak Wireless Finance
                  B.V.'s 11 1/4% Senior Guaranteed Notes due 2007.

 4(b)(ii).13*     Registration Rights Agreement dated as of March 23, 2000,
                  among Slovak Wireless Finance Company B.V., EuroTel
                  Bratislava, a.s., Salomon Brothers International Limited and
                  Bank of America International Limited, in respect of Slovak
                  Wireless Finance B.V.'s 11 1/4% Senior Guaranteed Notes due
                  2007.

 4(b)(ii).14*     Subordinated Loan Agreement dated as of August 6, 1998, by and between Atlantic West, B.V. and Slovenske Telekomunikacie, s.p., as Lenders and EuroTel Bratislava, a.s., as Borrower as amended by Amendment No. 1 dated as of October 1, 1999.

 4(b)(ii).15*     Subordinated Loan Agreement dated as of September 10, 1999, by and between Atlantic West, B.V. and Slovenske Telekomunikacie, s.p., as Lenders and EuroTel Bratislava, a.s., as Borrower.

 4(b)(ii).16*     Subordinated Loan Agreement dated as of January 10, 2000, by and between Atlantic West, B.V. and Slovenske Telekomunikacie, s.p., as Lenders and EuroTel Bratislava, a.s., as Borrower.

 4(b)(ii).17*     Subordination Agreement dated as of March 23, 2000 among
                  Atlantic West, B.V. and Slovenske Telekomunikacie, s.p., as
                  Subordinated Creditors, Slovak Wireless Finance Company B.V., as Senior Subordinated Creditor, EuroTel Bratislava, a.s., as
                  Obligor and The Bank of New York as Trustee under the
                  Indenture dated as of March 23, 2000, in connection with Subordinated Loan Agreements dated as of August 6, 1998,
                  September 10, 1999 and January 10, 2000, respectively.

 4(b)(ii).18*     Loan Agreement dated as of March 23, 2000 between Slovak
                  Wireless Finance Company B.V., as Lender and EuroTel
                  Bratislava, a.s., as Borrower, in respect of Slovak Wireless
                  Finance Company B.V.'s lending to EuroTel Bratislava, a.s., of the proceeds of the 11 1/4% Senior Guaranteed Notes due 2007.

 4(b)(ii).19*     English translation of NMT Interconnection Agreement between
                  Slovenske Telekomunikacie, s.p. and EuroTel Bratislava, a.s., dated as of October 22, 1997, as amended by Amendment No. 1, dated as of January 30, 1998, Amendment No. 2, dated as of October 20, 1999, Amendment No. 3, dated as of November 10,
                  1999 and Amendment No. 4, dated as of December 23, 1999, respectively.

 4(b)(ii).20*     English translation of GSM Interconnection Agreement between
                  Slovenske Telekomunikacie, s.p. and EuroTel Bratislava, a.s., dated as of October 22, 1997, as amended by Amendment No. 1, dated as of July 25, 1997, Amendment No. 2, dated as of January 30, 1998, Amendment No. 3, dated as of October 20,
                  1999, Amendment No. 4, dated as of November 10, 1999 and
                  Amendment No. 5, dated as of December 23, 1999, respectively.

 4(b)(ii).21*     English translation of Interconnection Agreement between
                  EuroTel Bratislava, a.s., and Globtel, a.s., dated as of December 23, 1999.

 4(b)(ii).22*     Contract for the Provision of Services between EuroTel
                  Bratislava, a.s. and Atlantic West, B.V., dated as of September 10, 1999, in respect of the provision of services by Thomas J. Cancro to EuroTel Bratislava, a.s.

 4(b)(ii).23*     Purchase Framework Contract on Mobile Telephone Equipment,
                  Services and Complementary Equipment between Ericsson Radio
                  System AB, as Supplier and Seller and EuroTel Bratislava, a.s., as Purchaser, dated December 20, 1996.

 4(b)(ii).24*     Appendices A through H to Purchase Framework Contract on
                  Mobile Telephone Equipment, Services and Complementary
                  Equipment between Ericsson Radio System AB, as Supplier and
                  Seller and EuroTel Bratislava, a.s., as Purchaser, dated
                  December 20, 1996.

 4(b)(ii).25*     Amendments to Purchase Framework Contract on Mobile Telephone
                  Equipment, Services and Complementary Equipment between
                  Ericsson Radio System AB, as Supplier and Seller and EuroTel
                  Bratislava, a.s., as Purchaser, dated December 20, 1996:
                  Amendment No. 1, dated as of June 19, 1997, Supplement to
                  Amendment No. 1 dated as
                  of November 4 and 26, 1997, Amendment No. 2, dated as of
                  September 19, 1997, Amendment No. 3 to Amendment No. 2, dated as of December 19, 1997, Amendment No. 4, dated as of December
                  19, 1997, Amendment No. 5, dated as of July 6, 1998, Amendment
                  No. 6 dated as of November 27, 1998, Amendment No. 7, dated as of November 27, 1998 and Amendment No. 8, dated as of October
                  11, 1999.

 4(b)(ii).26*     English translation of License for the implementation and
                  provision of NMT 450 MHz, GSM 900 MHz, GSM 1800 MHz and public switched packet data network services, dated as of July 28, 2000.

 4(b)(iv).1       Agreement on the Lease of Retail Non-Residential Premises,
                  between POLUS INV., a.s. and EuroTel, dated December 12, 2000.

 4(c)(iv).1       Directive on the Remuneration of the Employees of EuroTel,
                  dated December 1, 2000 (Compensatory Plan).

 4(c)(iv).2       Form of Management Contract.

 4(c)(iv).3       Form of Employment Contract.

 8.               Statement of Subsidiaries.

* Previously filed with the SEC in a Registration Statement on Form F-4 on August 18, 2000 (Registration No. 333-11930)

   The registrants hereby certify that they meet all of the requirements for filing on Form 20-F and that they have duly caused and authorized the undersigned to sign this annual report on their behalf.


                                          Slovak Wireless Finance Company B.V.


                                               /S/ THOMAS J. CANCRO
                                          ----------------------------
                                          Name:   Thomas J. Cancro
                                          Title:  Managing Director



                                          EuroTel Bratislava, a.s.


                                               /S/ THOMAS J. CANCRO
                                          ----------------------------
                                          Name:   Thomas J. Cancro
                                          Title:  Chief Financial Officer

Dated as of:      March 28, 2001

                   Index to Consolidated Financial Statements


                                                                   Page
General Information..............................................   F-2
Report of Independent Accountants................................   F-3
Consolidated Balance Sheets......................................   F-4
Consolidated Statements of Operations............................   F-5
Consolidated Statements of Cash Flows............................   F-6
Consolidated Statements of Changes in Shareholders' Equity.......   F-7
Notes to the Consolidated Financial Statements...................   F-8

                            EuroTel Bratislava, a.s.


General Information

The Company

EuroTel Bratislava, a.s. ("EuroTel"), a Slovak joint-stock company, was established in 1990 as a joint venture company between Slovak Telecom, a.s. ("ST") and Atlantic West B.V. ("AWBV"), a company existing under the laws of The Netherlands. Under the terms of the joint-venture agreement, ST and AWBV each contributed recently purchased equipment and a proportionate share of the NMT and MDNS licenses, which were recorded at fair value by EuroTel. No preexisting businesses were contributed to the joint venture. ST is a subsidiary of Deutsche Telekom AG. AWBV is indirectly owned equally by MediaOne Group Inc., a subsidiary of AT&T, and Bell Atlantic. Bell Atlantic now trades under the name Verizon Communications, following its June 2000 merger with GTE Corporation. ST and AWBV own 60% and 40%, respectively, of the outstanding voting stock of EuroTel. The economic ownership is 51% by ST and 49% by AWBV. Control is exercised jointly between ST and AWBV as a result of a shareholders agreement.

In order to comply with the requirements of the GSM license issued by the Ministry of Transport, Posts and Telecommunications ("Ministry of Telecommunications") of the Slovak Republic on August 30, 1996, EuroTel Bratislava s.r.o., a Slovak limited-liability company, was transformed without liquidation into the joint-stock company EuroTel Bratislava a.s. A shareholders agreement was executed on November 23, 1996 and EuroTel was officially registered in the commercial court on December 16, 1996. All the assets and liabilities of the limited-liability company were transferred to the joint-stock company at the end of business on December 16, 1996 at accounting basis.

Principal Activities

EuroTel provides mobile telephony services in the 900 and 1800 MHz frequency bands under the Global System for Mobile Communications (GSM) standard and in the 450 MHz frequency band under the Nordic Mobile Telephone (NMT) standard (together, "mobile"). EuroTel commercially launched the NMT service in September 1991, the GSM 900 service in February 1997 and the GSM 1800 service in November 1999. EuroTel also has provided Managed Data Network Services (MDNS) in the Slovak Republic since November 1991. EuroTel's business activities and customers are concentrated in the Slovak Republic.

Principal Office

Stefanikova 17
811 05 Bratislava
Slovak Republic

                        Report of Independent Accountants

To the Board of Directors
and Stockholders of EuroTel Bratislava, a.s.

      We have audited the accompanying consolidated balance sheets of EuroTel Bratislava, a.s. (the"Company") as of December 31, 1999 and 2000, and the related consolidated statements of operations, of cash flows and of changes in shareholders' equity for each of the three years ended December 31, 2000, as set out in the index to the consolidated financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with International Standards on Auditing and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 1999 and 2000 and the results of its operations, its cash flows and changes in shareholders' equity for each of the three years ended December 31, 2000 in conformity with International Accounting Standards.

PricewaterhouseCoopers, spol. s r.o.


Bratislava, Slovakia
February 14, 2001

                            EuroTel Bratislava, a.s.
                           Consolidated Balance Sheets
                         (in thousands of Slovak Crowns)

                                                                                   As of December 31,
                                                                            -------------------------------
                                                                   Notes         1999             2000
                                                                              (restated)
                                                                           ---------------   --------------
ASSETS
Non-current assets
Property and equipment...........................................    3           5,425,237        5,144,356
Licenses.........................................................    4             818,642          745,214
Deferred finance charges.........................................                  323,668          327,187
Deferred expenses................................................  2, 17            84,925           48,237
Deferred tax asset...............................................    5                  --          223,715
                                                                                 ---------       ----------
                                                                                 6,652,472        6,488,709
                                                                                 ---------       ----------
Current assets
Inventories.....................................................     6             121,493          136,923
Receivables, prepayments and deferred expenses.................. 2, 7, 17          811,614          920,160
Current investments.............................................     8                  --        3,559,842
Cash and cash equivalents.......................................     9             503,741        1,483,765
                                                                                 ---------       ----------
                                                                                 1,436,848        6,100,690
                                                                                 ---------       ----------
Total assets....................................................                 8,089,320       12,589,399
                                                                                 =========       ==========

LIABILITIES AND EQUITY
Shareholders' equity
Share capital...................................................                   938,735          938,735
Accumulated deficit.............................................                   (75,434)        (642,112)
                                                                                 ---------       ----------
                                                                    10             863,301          296,623
                                                                                 ---------       ----------
Non-current liabilities
Subordinated shareholder loans..................................    11           1,847,261        3,058,929
Long-term borrowings - third parties............................    12           3,768,526               --
Long-term notes.................................................    13                  --        7,699,300
Deferred revenues...............................................   2, 17            84,925           48,237
Deferred tax liability..........................................     5              44,942               --
                                                                                 ---------       ----------
                                                                                 5,745,654       10,806,466
                                                                                 ---------       ----------
Current liabilities
Trade, other payables and deferred revenues..................... 2, 14, 17       1,148,687        1,265,111
Current portion of long-term borrowings - third parties.........    12             331,678               --
Accrued interest - long-term notes .............................    13                  --          221,199
                                                                                 ---------       ----------
                                                                                 1,480,365        1,486,310
                                                                                 ---------       ----------
Total liabilities and equity....................................                 8,089,320       12,589,399
                                                                                 =========       ==========

The accompanying notes form an integral part of these consolidated financial statements.

                            EuroTel Bratislava, a.s.
                      Consolidated Statements of Operations

                         (in thousands of Slovak Crowns)

                                                                        Year ended December 31,
                                                            -------------------------------------------------
                                                   Notes         1998              1999              2000
                                                              (restated)        (restated)
                                                            --------------   ---------------    -------------
Revenues........................................ 2, 15, 17      4,157,851         4,885,565        6,001,919

Cost of sales and services...................... 2, 16, 17     (2,047,906)       (2,192,791)      (2,402,010)
                                                               ----------        ----------       ----------

Gross profit....................................                2,109,945         2,692,774        3,599,909

Operating expenses..............................    18         (1,822,054)       (2,569,654)      (2,797,218)
                                                               ----------        ----------       ----------

Operating profit................................                  287,891           123,120          802,691

Finance costs...................................    19           (557,263)         (662,462)      (1,619,871)
                                                               ----------        ----------       ----------
Loss before tax.................................                 (269,372)         (539,342)        (817,180)

Income taxes....................................    20            (14,282)          (34,548)         250,502
                                                               ----------        ----------       ----------
Net loss........................................                 (283,654)         (573,890)        (566,678)
                                                               ==========        ==========       ==========

The accompanying notes form an integral part of these consolidated financial statements.

                            EuroTel Bratislava, a.s.
                      Consolidated Statements of Cash Flows
                         (in thousands of Slovak Crowns)

                                                                       Year ended December 31,
                                                              --------------------------------------
                                                                 1998          1999          2000
                                                              (restated)      (restated)
                                                              ----------    ----------    ----------
Net loss ..................................................     (283,654)     (573,890)     (566,678)
Adjustments for:
    Income tax ............................................       14,282        34,548      (250,502)
    Depreciation and amortization .........................      629,299     1,079,680     1,316,622
    Interest expense ......................................      214,519       527,642     1,051,695
    Interest income .......................................      (15,784)      (29,658)     (174,430)
    Deferred finance charges amortization .................           --        48,447       322,346
    Foreign exchange gains and losses .....................      130,259        63,618       635,934
    Loss on disposal of property and equipment ............           --         5,466         1,425

Decrease / (increase) in inventories ......................      (11,128)      105,962       (15,430)
Decrease / (increase) in receivables, prepayments and
   deferred expenses ......................................     (461,574)      228,278       (28,058)
(Decrease) / increase in trade, other payables and deferred
   revenues ...............................................      386,683       (41,234)     (117,514)
                                                              ----------    ----------    ----------
Cash flows from operations ................................      602,902     1,448,859     2,175,410

Interest paid .............................................     (184,004)     (350,159)     (578,134)
Interest received .........................................       15,784        29,658       133,120
Income tax received / (paid) ..............................     (249,021)       72,546       (26,893)
                                                              ----------    ----------    ----------
Net cash flows from operating activities ..................      185,661     1,200,904     1,703,503
                                                              ----------    ----------    ----------

Cash flows from investing activities
Purchase of property and equipment ........................   (2,663,863)   (1,510,429)     (770,214)
Purchase of licenses ......................................           --      (440,090)           --
Purchase of current investments ...........................           --            --    (4,329,302)
Proceeds from disposal of property and equipment ..........           --         2,852         3,305
Proceeds from disposal of current investments .............           --            --       881,240
                                                              ----------    ----------    ----------
Net cash used in investing activities .....................   (2,663,863)   (1,947,667)   (4,214,971)
                                                              ----------    ----------    ----------

Cash flows from financing activities
Proceeds from borrowings - third parties ..................    5,397,182     4,446,986     7,284,770
Proceeds from shareholder loans ...........................    1,088,934       422,660       615,962
Repayment of borrowings - third parties ...................   (3,472,600)   (3,860,637)   (4,083,375)
Payment of deferred finance charges .......................           --      (372,115)     (325,865)
                                                              ----------    ----------    ----------
Net cash flows from financing activities ..................    3,013,516       636,894     3,491,492
                                                              ----------    ----------    ----------

Net (decrease) / increase in cash and cash equivalents ....      535,314      (109,869)      980,024
                                                              ----------    ----------    ----------

Cash and cash equivalents at beginning of period ..........       78,296       613,610       503,741
                                                              ----------    ----------    ----------

Cash and cash equivalents at end of period ................      613,610       503,741     1,483,765
                                                              ==========    ==========    ==========

The accompanying notes form an integral part of these consolidated financial statements.

                            EuroTel Bratislava, a.s.
           Consolidated Statements of Changes in Shareholders' Equity
                         (in thousands of Slovak Crowns)

                                                                                              Retained
                                                                                              Earnings /
                                                        Ordinary      Share      Preferred  (Accumulated
                                                         Shares      Premium      Shares       deficit)       Total
                                                       ----------   ----------   ----------   ----------    ----------
Balance as of December 31, 1997 ....................      492,490        1,035      110,810      782,110     1,386,445

Net loss for the year ended December 31, 1998 ......           --           --           --     (283,654)     (283,654)
                                                       ----------   ----------   ----------   ----------    ----------

Balance as of December 31, 1998 ....................      492,490        1,035      110,810      498,456     1,102,791

Capital contribution for the year ended
December 31, 1999 ..................................      272,980           --       61,420           --       334,400
Net loss for the year ended December 31,1999 .......           --           --           --     (573,890)     (573,890)
                                                       ----------   ----------   ----------   ----------    ----------
Balance as of December 31, 1999 ....................      765,470        1,035      172,230      (75,434)      863,301
                                                       ==========   ==========   ==========   ==========    ==========

Net loss for the year ended December 31, 2000 ......           --           --           --     (566,678)     (566,678)
                                                       ----------   ----------   ----------   ----------    ----------
Balance as of December 31, 2000 ....................      765,470        1,035      172,230     (642,112)      296,623
                                                       ==========   ==========   ==========   ==========    ==========

The accompanying notes form an integral part of these consolidated financial statements.

                            EuroTel Bratislava, a.s.
                 Notes to the Consolidated Financial Statements
                         (in thousands of Slovak Crowns)

1. Basis of Preparation

These consolidated financial statements have been prepared in accordance with and comply with International Accounting Standards ("IAS"). They do not form the statutory accounts of EuroTel, which are prepared separately in accordance with Slovak law and accounting practice.

The consolidated financial statements and accompanying notes have been presented in thousands of Slovak Crowns.

2. Summary of Significant Accounting Policies

The consolidated financial statements have been prepared under the historical cost convention and in compliance with IAS which differ in certain respects from generally accepted accounting principles in the United States ("U.S. GAAP"). A summary of these differences and their effect on consolidated net income and shareholders' equity is set out in Note 29. Significant accounting policies adopted by EuroTel are set out below.

Principles of consolidation

All significant intercompany balances and transactions are eliminated in consolidation. The consolidated financial statements include the financial statements of EuroTel Bratislava, a.s. and Slovak Wireless Finance Company B.V., which was incorporated on December 29, 1999 as a private company for the purpose of issuing long-term notes (see Note 13) and is a wholly owned subsidiary which has no subsidiaries of its own. The separate financial statements of SWFC are not presented, as SWFC is a wholly owned subsidiary of EuroTel with no independent operations or assets. The obligations of SWFC under its long-term notes are fully and unconditionally guaranteed by EuroTel. SWFC has an authorized share capital of 900 ordinary shares each with a par value of
(euro)100, of which 185 have been issued.

Revenue Recognition

GSM and NMT Services

EuroTel earns mobile service revenue, activation revenue and revenue from the sale of mobile telephone equipment. Mobile service revenue is earned by providing access to the network (access revenue) and for the use of the network (airtime revenue). Access revenue is billed once a month in advance and is recognized when earned. Airtime revenue for post paid customers is billed one month in arrears and is recognized in the period the airtime is used. Airtime revenue for prepaid customers is recognized in the period the airtime is used. Activation revenues are deferred and amortized over the estimated relationship period. The average customer relationship period for post-paid and prepaid customers is estimated to be 40 and 13 months, respectively. Customer equipment revenue is recognized at the time of sale. Equipment revenue from sales to dealers is recognized at the time of sale.

Activation Revenues and Activation Costs - Change in Accounting Policy

Until 2000, it had been EuroTel's policy to recognize activation revenues at the time of sale to the extent that they equated to the activation costs incurred; activation revenues in excess of activation costs were deferred and amortized over the customer relationship period. Activation costs were charged to income at the time of activation. In the fourth quarter of 2000, management elected to defer activation revenues and direct activation costs over the estimated customer relationship period to achieve a better allocation of these revenues and costs to the periods they related to. EuroTel has restated its comparative historical financial statements to reflect the retroactive application of this policy. There is no change in the net profit at December 31, 1997 or any change in the net loss for the years ended December 31, 1998, December 31, 1999 and December 31, 2000.

                            EuroTel Bratislava, a.s.
                 Notes to the Consolidated Financial Statements
                         (in thousands of Slovak Crowns)

2. Summary of Significant Accounting Policies (continued)

Under current accounting policy, activation revenue and activation costs to the extent of activation revenues are deferred and amortized over the estimated relationship period; activation costs in excess of activation revenues are expensed as incurred. The average customer relationship period for post-paid and prepaid customers is estimated to be 40 and 13 months, respectively. Generally, our activation costs equal or exceed our activation revenues. As such, this change had no effect on reported net income and equity. This change in accounting policy has been accounted for retrospectively. The consolidated financial statements for the year ended December 31, 1999, statement of operations and statement of cash flows for the year ended December 31, 1998 have been restated to conform to the changed policy. The effects of the change are set out in Note 17.

Managed Data Network Services

EuroTel earns MDNS revenue primarily by providing access to the MDNS network and for usage of the network. Access revenues are billed once a month in advance and are recognized when earned. Usage revenues are billed one month in arrears and are recognized in the period the network is used. EuroTel also earns revenue from selling and installing equipment and rental of modems. These revenues are recognized when the equipment, systems and services are delivered.

Reclassifications

Certain balances included in the comparative consolidated financial statements have been reclassified to conform to the current year presentation.

Cash and Cash Equivalents

Cash includes cash on hand and current accounts with banks. Short-term deposits having an original maturity date of 3 months or less are considered cash equivalents.

Current Investments

Current investments are carried at lower of cost and market value. Changes in market value of current investments carried at market value are recognized as income or expense in the period of change.

Inventories

Inventories consist of mobile telephones, SIM cards, MDNS equipment and related accessories. Inventory is valued at the lower of cost and net realizable value using the valuation methods as follows:

(a)  Mobile phones and accessories              - Specific identification;
(b)  MDNS inventory                             - First in First out;
(c)  Material (SIM cards)                       - Weighted average.

                            EuroTel Bratislava, a.s.
                 Notes to the Consolidated Financial Statements
                         (in thousands of Slovak Crowns)

2. Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment primarily represents costs incurred to construct the mobile and MDNS networks. This includes switches, base stations, MDNS nodes and MDNS modems. Property and equipment also includes operating support systems and other support assets. Property and equipment is stated at cost, including interest on borrowed funds, direct labor and certain engineering overhead costs incurred during their construction period. Repairs and maintenance costs are expensed as incurred.

The cost of property and equipment is depreciated on a straight-line basis over the following estimated useful lives:

     Mobile plant and equipment                 8 years
     MDNS equipment                             7 to 10 years
     MDNS modems                                3 years
     Furniture and fixtures                     5 years
     Computer equipment                         4 years
     Motor vehicles                             3 years
     Software                                   3 years

Borrowing Costs

Interest costs that are directly attributable to the purchase or construction of property and equipment are capitalized as part of the cost of that asset during the course of construction. All other borrowing costs are expensed as incurred except for finance charges, which are deferred.

Deferred finance charges

Charges incurred in obtaining financing are deferred and amortized to expense over the debt service period using the effective interest method.

Intangible Assets

Intangible assets include the "general license" in 2000 and NMT, GSM and MDNS licenses ("operating licenses") in 1999. The operating licenses were originally granted for a period of 20 (NMT), 15 (GSM) and 10 (MDNS) years from the date of issuance. In July 2000 the Ministry of Telecommunications consolidated the rights under the operating licenses into one general license which is valid until 2011, at which point EuroTel has the option to renew the license for up to an additional ten years at nominal cost. The licenses are amortized over the remaining lives exclusive of renewal options, from the start of the commercial service of the original operating licenses. This consolidation did not have a material effect on annual amortization of the licenses.

Leased Assets

Assets leased under agreements which transfer to EuroTel substantially all of the risks and rewards of ownership (finance leases) are treated as if they had been purchased outright. At the inception of a finance lease agreement an asset is recorded in property and equipment and a liability is recorded for the capital element of the leasing commitments. Lease rental payments are treated as comprising a capital element, which is applied to reduce the liability outstanding and an interest element, which is charged to income. At present there are no significant finance leases. Leases of assets under which all the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the Statement of Operations on a straight-line basis over the period of the lease.

                            EuroTel Bratislava, a.s.
                 Notes to the Consolidated Financial Statements
                         (in thousands of Slovak Crowns)

2. Summary of Significant Accounting Policies (continued)

Receivables

Receivables are valued at net realizable value, after provision for bad and doubtful accounts. In determining its provision for bad debt and doubtful accounts, EuroTel distinguishes between receivables that eventually prove to be uncollectible and receivables related to contracts that EuroTel later determines were entered into with customers who intended to defraud EuroTel. Movements in the provision for bad and doubtful accounts related to customer fraud are accounted for as a reduction in revenue. Movements in the provision for bad and doubtful accounts against all other receivables are accounted for as bad debt expense and are included within operating expenses. The provision for doubtful accounts is determined based on an ageing schedule and also on the specific identification of uncollectible accounts. Receivables older than 90 days and receivables related to customer fraud are 100% reserved for in our provision for doubtful accounts.

Operating Costs

Operating costs are charged in the accounting period to which they relate. Activation costs to the extent of activation revenues are deferred and amortized over the estimated relationship period (see Revenue Recognition Policy in Note
2). The average customer relationship period for post-paid and prepaid customers is estimated to be 40 and 13 months, respectively. Activation costs are comprised primarily of commissions we pay our dealers, plus the cost of the SIM card required for each new activation. Generally, our activation costs equal or exceed our activation revenues. Activation costs in excess of deferred activation revenues are expensed in the period of activation.

Foreign Currencies

Transactions denominated in foreign currencies are translated into Slovak Crowns using the exchange rate at the date of the transaction. Outstanding monetary items at the balance sheet date are reported at the period end rate. Non-monetary items are reported using the exchange rate at the date of the transaction.

Realized and unrealized exchange differences are recognized as income or expense in the accounting period in which they arise. Gains and losses incurred as part of the operating activities are included as operating costs, those arising from financing activities are included within finance costs.

Taxation

Taxation expense charged to income includes both current and deferred taxation. Deferred taxation calculated using the liability method is accounted for on all significant temporary differences between the carrying amount of an asset or liability in the balance sheet and its tax base. Currently enacted tax rates are used to determine deferred income tax.

Social Security and Retirement Benefits

Contributions are made to statutory health, retirement benefit and unemployment schemes at the statutory rates in force during the year, based on gross salary payments. The cost of social security payments is expensed in the same period as the related salary cost.

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                            EuroTel Bratislava, a.s.
                 Notes to the Consolidated Financial Statements
                         (in thousands of Slovak Crowns)

3. Property and Equipment

The composition of property and equipment and related accumulated depreciation as of December 31, 1999 is as follows:

                                                            Computer
                                                           equipment                  Furniture,   Construction
                                  Mobile          MDNS           and         Motor      fixtures            in
                               equipment     equipment      software      vehicles     and other       progress          Total
                              ----------     ---------    ----------    ----------    ----------    ------------    ----------
Cost
As of December 31, 1998 ...    3,601,704       408,772       914,743       107,956       123,244       1,351,357     6,507,776
Additions .................           --            --       212,091         5,007        40,545       1,008,397     1,266,040
Disposals .................       (3,049)      (16,050)       (4,721)       (5,031)       (9,771)             --       (38,622)
Transfers .................    1,819,774        71,107       124,946            --            --      (2,015,827)           --
                              ----------      --------    ----------    ----------    ----------      ----------    ----------
As of December 31, 1999 ...    5,418,429       463,829     1,247,059       107,932       154,018         343,927     7,735,194
                              ----------      --------    ----------    ----------    ----------      ----------    ----------
Depreciation
As of December 31, 1998 ...     (648,809)     (206,004)     (332,518)      (60,111)      (54,018)             --    (1,301,460)
Charge for the period .....     (677,019)      (52,772)     (262,633)      (25,279)      (21,099)             --    (1,038,802)
Disposals .................           48        15,395         3,932         4,651         6,279              --        30,305
                              ----------      --------    ----------    ----------    ----------      ----------    ----------
As of December 31, 1999 ...   (1,325,780)     (243,381)     (591,219)      (80,739)      (68,838)             --    (2,309,957)
                              ----------      --------    ----------    ----------    ----------      ----------    ----------

Net book amount as of
  December 31, 1999 .......    4,092,649       220,448       655,840        27,193        85,180         343,927     5,425,237
                              ==========      ========    ==========    ==========    ==========      ==========    ==========

The composition of property and equipment and related accumulated depreciation at December 31, 2000 is as follows:

                                                            Computer
                                                           equipment                  Furniture,   Construction
                                  Mobile          MDNS           and         Motor      fixtures            in
                               equipment     equipment      software      vehicles     and other       progress          Total
                              ----------     ---------    ----------    ----------    ----------    ------------    ----------
Cost
As of December 31, 1999 ...    5,418,429       463,829     1,247,059       107,932       154,018       343,927     7,735,194
Additions .................           --            --       151,537           593        22,558       792,355       967,043
Disposals .................           --       (10,429)      (10,186)       (8,244)      (24,813)           --       (53,672)
Transfers .................      630,501        98,279        62,476            --            --      (791,256)           --
                              ----------      --------    ----------    ----------    ----------      --------    ----------
As of December 31, 2000 ...    6,048,930       551,679     1,450,886       100,281       151,763       345,026     8,648,565
                              ----------      --------    ----------    ----------    ----------      --------    ----------

Depreciation
As of December 31, 1999 ...   (1,325,780)     (243,381)     (591,219)      (80,739)      (68,838)           --    (2,309,957)
Charge for the period .....     (829,980)      (50,747)     (311,608)      (18,512)      (32,348)           --    (1,243,195)
Disposals .................           --        10,420         7,475         8,107        22,941            --        48,943
                              ----------      --------    ----------    ----------    ----------      --------    ----------
As of December 31, 2000 ...   (2,155,760)     (283,708)     (895,352)      (91,144)      (78,245)           --    (3,504,209)
                              ----------      --------    ----------    ----------    ----------      --------    ----------

Net book amount as of
   December 31, 2000 ......    3,893,170       267,971       555,534         9,137        73,518       345,026     5,144,356
                              ==========      ========    ==========    ==========    ==========      ========    ==========

                            EuroTel Bratislava, a.s.
                 Notes to the Consolidated Financial Statements
                         (in thousands of Slovak Crowns)

4.    Licenses

EuroTel reports intangible assets at cost less accumulated amortization. The composition of the operating licenses and accumulated amortization is as follows:

                                                            As of December 31,
                                                       ------------------------
                                                          1999           2000
                                                       ---------      ---------
NMT license ......................................       320,126             --
Less:  accumulated amortization ..................      (139,545)            --

GSM 900 license ..................................       244,921             --
Less:  accumulated amortization ..................       (48,717)            --

GSM 1800 license .................................       440,090             --
Less:  accumulated amortization ..................        (3,127)            --

MDNS license .....................................        48,013             --
Less:  accumulated amortization ..................       (43,119)            --

General license (a) ..............................            --      1,053,149
Less:  accumulated amortization ..................            --       (307,935)
                                                       ---------      ---------
                                                         818,642        745,214
                                                       =========      =========

(a) In July 2000 the Ministry of Telecommunications consolidated the rights under the operating licenses into one general license which is valid until 2011, at which point EuroTel has the option to renew the license for up to an additional ten years. This consolidation did not have a material effect on annual amortization of the licenses.

5.    Deferred Taxes

                                                            As of December 31,
                                                       ------------------------
                                                          1999           2000
                                                       ---------      ---------
Temporary  differences  arising from
  accelerated tax depreciation .......................  (269,931)      (493,198)
Unrealized foreign exchange losses ...................    63,257        273,130
Accrued interest on subordinated shareholder loans ...        --         56,737
Accrued interest on long-term notes ..................        --         64,889
Deferred revenues (a) ................................    61,875         42,919
Deferred expenses (a) ................................   (61,875)       (42,919)
Other accruals .......................................        --         24,312
Losses carried forward ...............................   226,212        297,845
Valuation allowances .................................   (64,480)            --
                                                       ---------      ---------
Deferred tax (liability) / asset .....................   (44,942)       223,715
                                                       =========      =========

(a) During 2000, EuroTel changed its accounting policy with respect to the treatment of activation revenues and activation costs. This change in accounting policy has been accounted for retrospectively and the effect of the change is set out in Note 17.

The deferred tax asset relating to the tax loss carryforwards has been recognized on the basis of estimated future taxable profits within the relevant tax jurisdiction.

During 1999, EuroTel established a valuation allowance to reduce the net operating loss carryforwards to their estimated net realizable values. The valuation allowance has been released during 2000 as management believes it is more likely than not that the recorded deferred tax asset will be realized. Realization of the net deferred tax asset is dependent on EuroTel generating sufficient taxable income prior to the expiration of the net operating loss carryforwards.

                            EuroTel Bratislava, a.s.
                 Notes to the Consolidated Financial Statements
                         (in thousands of Slovak Crowns)

6. Inventories

                                                           As of December 31,
                                                       ------------------------
                                                          1999           2000
                                                       ---------      ---------
GSM

Mobile phones and accessories ..................         100,615         97,112
SIM cards ......................................          12,201         36,038
                                                       ---------      ---------
                                                         112,816        133,150

NMT

Mobile phones and accessories ..................           4,315          1,054

MDNS

MDNS inventory .................................           4,362          2,719
                                                       ---------      ---------
                                                         121,493        136,923
                                                       =========      =========

EuroTel uses an aging analysis of inventory that approximates the amount that would have been provided for under specific identification. Inventories are shown net of allowances of Sk59,159 and Sk33,711 as of December 31, 1999 and December 31, 2000, respectively.

7. Receivables, Prepayments and Deferred Expenses

                                                            As of December 31,
                                                       ------------------------
                                                          1999           2000
                                                       (restated)
                                                       ----------     ---------

Domestic trade receivables .....................         376,731        475,045
Foreign trade receivables ......................          22,267         20,795
Amounts due from related parties
  - Slovak Telecom .............................          82,866        110,967
  - Other related parties ......................           6,473         19,163
Income tax receivable ..........................          54,615         13,108
Accrued interest income ........................              --         35,060
Other receivables ..............................          30,559          8,678
Prepayments ....................................         109,663        137,585
Deferred expenses (a) ..........................         128,440         99,759
                                                       ---------      ---------
                                                         811,614        920,160
                                                       =========      =========

(a) During 2000, EuroTel changed its accounting policy with respect to the treatment of activation costs. This change in accounting policy has been accounted for retrospectively and the effect of the change is set out in
      Note 17.

                            EuroTel Bratislava, a.s.
                 Notes to the Consolidated Financial Statements
                         (in thousands of Slovak Crowns)

7. Receivables, Prepayments and Deferred Expenses (continued)

All receivables fall due within one year. In determining its provision for bad debt and doubtful accounts, EuroTel distinguishes between receivables that eventually prove to be uncollectible and receivables related to contracts that EuroTel later determines were entered into with customers who intended to defraud EuroTel. In order to preserve the tax-deductible status of bad debt expense, EuroTel's trade receivables may not be written out of our primary books and records until certain statutory collection requirements are complied with. As such, EuroTel keeps most receivables on its balance sheet even if fully reserved for until such compliance is met. Trade accounts receivable are shown net of the following provision for bad and doubtful accounts:

                                                           As of December 31,
                                                       ------------------------
                                                          1999           2000
                                                       ---------      ---------
Provision for bad and doubtful accounts at the
  beginning of the period ..........................    352,801         655,090
Charged against revenue ............................    147,033          59,996
Charged against bad debt expense ...................    185,038          72,707
Write-off of receivables ...........................    (29,782)        (33,978)
                                                       ---------      ---------
Provision for bad and doubtful accounts at the
  end of the period ................................    655,090         753,815
                                                       =========      =========

8. Current Investments

The Company has invested in a portfolio of Euro denominated government bonds. The bonds mature in periods ranging from 1 to 9 months from the balance sheet date. The bonds pay interest at fixed rates with effective interest rates ranging from 4.76% to 5.06%. As of December 31, 2000 the fair value of the securities was substantially the same as their carrying value.

                                                           As of December 31,
                                                        -----------------------
                                                          1999           2000
                                                        ----------   ----------
Opening net book amount .............................           --           --
Additions ...........................................           --    4,329,302
Disposals ...........................................           --     (881,240)
Amortization of discount ............................           --        8,841
Foreign exchange differences ........................           --      102,939
                                                        ----------   ----------
Closing net book amount .............................           --    3,559,842
                                                        ==========   ==========

9. Cash and Cash Equivalents

EuroTel's cash balance includes the following deposits held in interest-bearing accounts.

                                                           As of December 31,
                                                        -----------------------
                                                          1999           2000
                                                        ----------   ----------
Interest-bearing deposits on terms of less than
  three months .....................................       172,597    1,448,842
                                                        ==========   ==========

                            EuroTel Bratislava, a.s.
                 Notes to the Consolidated Financial Statements
                         (in thousands of Slovak Crowns)

10. Shareholders` Equity

Upon formation of EuroTel Bratislava, a.s., two classes of shares were issued, ordinary shares and preferred shares. On December 17, 1999 the Company's shareholders meeting approved an increase in both ordinary and preferred share capital by capitalizing shareholder loans with a carrying value of Sk334,400. As a result, the total number of ordinary shares issued and outstanding at December 31, 1999 and December 31, 2000 was 765,470, of which 390,390 and 375,080 were issued to ST and AWBV respectively. The total number of preferred shares issued and outstanding at December 31, 1999 and December 31, 2000 was 172,230, all of which were issued to ST.

Each class of shares has a nominal value of Sk1 per share and carries one vote per share. The preferred shares have the right to share in profits of EuroTel solely through the payment of a preference dividend of one Slovak Crown per share prior to the payment of the dividend to the holders of ordinary shares. Ordinary shares carry the right to share equally in the profits of EuroTel through the payment of a dividend as and when declared. Share premiums represent the excess of each owner's total initial capital contribution over their proportionate contribution to EuroTel's registered capital prior to the transformation of EuroTel into a joint-stock company.

EuroTel's accumulated deficit under Slovak law amounted to Sk430,846 and Sk1,665,320 as of December 31, 1999 and December 31, 2000. The difference between this amount and the IAS accumulated deficit primarily results from the difference in treatment between IAS and Slovak accounting for amortization, deferred tax and a legal reserve fund which is created in Slovak companies to cover future contingencies.

EuroTel cannot make any dividend payment or other distribution unless certain criteria set forth in the indenture agreement are satisfied (see Note 13).

                            EuroTel Bratislava, a.s.
                 Notes to the Consolidated Financial Statements
                         (in thousands of Slovak Crowns)

11. Subordinated Shareholder Loans

                                                            As of December 31,
                                                           --------------------
                                                              1999        2000
                                                           ---------   ---------
Long-term borrowings in respect of GSM 900 license (a)
    - Slovak Telecom (GSM 900) .........................          49          --
    - AWBV (GSM 900) ...................................          32          --

Long-term borrowings in respect of GSM 1800 license (b)
    - Slovak Telecom (GSM 1800) ........................     215,557     241,684
    - AWBV (GSM 1800) ..................................     207,103     232,206
    - Interest accrued .................................       8,059      59,532

Long-term borrowings (c)
    - Slovak Telecom ...................................     635,892     712,968
    - AWBV .............................................     610,955     685,008
    - Interest accrued .................................     169,614     339,744

Long-term borrowings (d)
    - Slovak Telecom ...................................          --     362,526
    - AWBV .............................................          --     348,309
    - Interest accrued .................................          --      76,952
                                                           ---------   ---------
                                                           1,847,261   3,058,929
                                                           =========   =========

 a) Long-term borrowings in respect of the GSM 900 license represent the proportional reimbursements owed to the shareholders in relation to the consideration provided by ST and AWBV on behalf of EuroTel for the GSM 900 license fee totaling US$8.0 million. These borrowings are non-interest-bearing and are converted to Slovak Crowns at the prevailing exchange rate at the balance sheet date. As described in Note 10, these borrowings were almost entirely converted into equity on December 17, 1999. These loans were extinguished during 2000.

 b) Long-term borrowings in respect of the GSM 1800 license totaling US$10 million accrue interest at a fixed rate of 10.46875% p.a.

 c) A total of US$29.5 million was owed to the shareholders in proportion to their economic ownership. Interest accrued at a fixed rate of 7.75% p.a. to December 15, 1998 and from then onwards at a fixed rate of 10.25% p.a. until October 1, 1999, and thereafter at a fixed rate of 10.46875% p.a.

 d) On January 12, 2000, EuroTel received US$15.0 million from a subordinated shareholder loan. The amount owed to the shareholders is in proportion to their economic ownership and interest accrues at a fixed rate of 10.46875% p.a.

The fair value of the subordinated shareholder loans at December 31, 2000 was Sk2,214,678. At December 31, 1999 the fair value of the subordinated shareholder loans was materially the same as the carrying value.

On March 23, 2000 Slovak Wireless Finance Company B.V., a wholly owned subsidiary of EuroTel, issued 11 1/4% senior guaranteed notes (the "Notes") in an aggregate principal amount of (euro)175 million. The indenture under which the Notes were issued restricts any repayment of subordinated shareholder loans, including interest until certain criteria set forth in the indenture agreement are satisfied (see Note 13).

                            EuroTel Bratislava, a.s.
                 Notes to the Consolidated Financial Statements
                         (in thousands of Slovak Crowns)

12. Long Term Borrowings - Third Parties

                                                            As of December 31,
                                                           --------------------
                                                              1999        2000
                                                         -----------   ---------
Revolving loan agreement (a) ........................           --            --

Long-term financing (b)
  Syndicated Loan Agreement
   EKN A syndicated facility ........................    1,456,685            --
   EKN B syndicated facility ........................      261,279            --
   MIGA syndicated facility .........................      353,675            --
   EDC facility .....................................      170,328            --
   FMO facility .....................................      140,165            --
   Tatra revolving facility .........................      201,201            --
   Tatra term loan ..................................      504,021            --
  International Finance Corporation Investment
    Agreement
   IFC A-1 loan .....................................      275,361            --
   IFC A-2 loan .....................................      737,489            --

Current portion of long-term  borrowings - third
parties .............................................     (331,678)           --
                                                         ---------     ---------
                                                         3,768,526            --
                                                         =========     =========

(a) On August 10, 1998, EuroTel entered into a Sk900,000 revolving 6 months loan agreement with Tatra Banka, with a Sk100,000 overdraft line of credit. Interest accrued at a fixed rate of 20% p.a., and principal and interest were due on February 10, 1999. This loan was refinanced on February 10, 1999, as described below under (b).

(b) The syndicated bridge loan, the local currency revolving loan from Tatra Banka and the overdraft were repaid with the proceeds from the long-term facilities listed in the table below obtained on February 10, 1999. The amounts committed, interest rates and the term of the facilities under the Syndicated loan agreement and the International Finance Corporation investment agreement, were as follows:

                                                                                        Amount drawn          Interest
                                                                                          down as of        rate as of       Term of
Bank or Multilateral agency               Type of facility  Amount Committed           Dec. 31, 1999     Dec. 31, 1999      facility
---------------------------               ----------------  ----------------           -------------     -------------      --------
                                                                 (thousands)             (thousands)
 Syndicated Loan Agreement
    EKN A syndicated facility                  Senior debt     (euro)39,900             (euro)34,200     Libor + 1.75%       7 Years
    EKN B syndicated facility                  Senior debt     (euro)37,820              (euro)6,146     Libor + 1.75%       7 Years
    MIGA syndicated facility                   Senior debt     (euro)15,000              (euro)8,300     Libor + 3.50%       7 Years
    EDC facility                               Senior debt      (euro)8,500              (euro)4,000     Libor + 3.50%       7 Years
    FMO facility                               Senior debt      (euro)6,600              (euro)3,300     Libor + 3.50%       7 Years
    Tatra revolving facility                   Senior debt        Sk500,000                Sk200,000    Bribor + 3.00%       7 Years
    Tatra term loan                            Senior debt        Sk500,000                Sk500,000    Bribor + 3.00%       7 Years

 International Finance Corporation
 Investment Agreement
    IFC A-1 loan                               Senior debt      (euro)8,300              (euro)6,350     Libor + 4.00%       7 Years
    IFC A-2 loan                         Subordinated debt     (euro)16,700             (euro)16,700            13.37%     7.5 Years

The Syndicated loan and the International Finance Corporation loans were repaid with the proceeds from the issuance of senior guaranteed notes (see Note 13). Prepayment penalties and write-offs of deferred charges totaling Sk333,625 were incurred in March 2000 (see Note 19).

                            EuroTel Bratislava, a.s.
                 Notes to the Consolidated Financial Statements
                         (in thousands of Slovak Crowns)

13.   Long-term notes

                                                       As of December 31,
                                                    ----------------------
                                                       1999        2000
                                                    ----------   ---------

Long-term notes .................................           --   7,699,300
                                                    ==========   =========

On March 23, 2000 EuroTel issued through Slovak Wireless Finance Company B.V. ("SWFC"), a wholly owned subsidiary, 11 1/4% Series A Senior Guaranteed Notes ("Series A Notes"). The Series A Notes were issued in an aggregate principal amount of (euro)175 million. The Series A Notes will mature on March 30, 2007, and SWFC will be required to repay the Series A Notes on that date at 100% of the principal amount. The obligations of SWFC under the Series A Notes are fully and unconditionally guaranteed by EuroTel. Interest is payable semi-annually in arrears on March 30 and September 30 of each year commencing on September 30, 2000. The fair value of the notes at December 31, 2000 was Sk7,352,832.

The covenants that govern the Series A Notes include a Debt to Earnings before interest, tax, depreciation and amortization (EBITDA) ratio, excluding subordinated shareholder loans. The maximum permitted debt under this ratio is limited to 6:1 up to 23 March 2002 and 5:1 thereafter until maturity of the Series A Notes. Debt incurred in respect of certain capital expenditures and other permitted debt is excluded from this calculation.

There are restrictions on payment of dividends or distributions other than those paid in compliance with the Series A Notes, on purchase, repurchase, redemption, acquisition or retirement for value of any capital stock and subordinated obligations and on any principle or interest payments on the subordinated shareholder loans. The restricted payments test includes reference to EBITDA from the issue date to the end of EuroTel's most recent fiscal quarter less the product of 1.75 and the consolidated interest expense for such period.

On August 18, 2000, the United States Securities and Exchange Commission ("SEC") declared effective a registration statement filed by Eurotel and SWFC. Pursuant to that registration statement, SWFC offered to exchange new 11.25% Series B Senior Guaranteed Notes ("Series B Notes") due 2007 for all outstanding Series A Notes that SWFC issued on March 23, 2000. The exchange offer closed on September 19, 2000. In aggregate, (euro)169.5 million of Series A Notes were exchanged for an equivalent amount of Series B Notes. The Series B Notes are substantially identical in terms to the Series A Notes, except that the Series B Notes are registered with the SEC. There are currently (euro)5.5 million of Series A Notes still outstanding.

14. Trade, Other Payables and Deferred Revenues

                                                        As of December 31,
                                                      ----------------------
                                                        1999        2000
                                                      (restated)
                                                      ---------   ---------
Domestic trade payables............................     343,181     281,489
Foreign trade payables.............................     126,543     256,799
Amounts due to related parties
  Slovak Telecom...................................      49,675      32,549
  AWBV.............................................     121,702       8,575
Amounts due to employees...........................      16,862      18,249
VAT payable........................................       4,047      27,527
Taxation and social security.......................      10,397      15,208
Deferred revenues (a)..............................     220,013     287,050
Fixed-asset accruals...............................      86,385     102,850
Other accruals.....................................     169,882     234,815
                                                      ---------   ---------
                                                      1,148,687   1,265,111
                                                      =========   =========

(a) During 2000, EuroTel changed its accounting policy with respect to the treatment of activation revenues. This change in accounting policy has been accounted for retrospectively and the effect of the change is set out in Note 17.

                            EuroTel Bratislava, a.s.
                 Notes to the Consolidated Financial Statements
                         (in thousands of Slovak Crowns)

15.   Revenues

                                              Year ended December 31,
                                         ---------------------------------
                                            1998       1999        2000
                                         (restated)  (restated)
                                         ---------   ---------   ---------

Mobile service revenues ..............   3,248,796   3,823,116   4,863,869
Mobile equipment and other sales (a) .     440,449     608,022     690,113
Managed data network services ........     468,606     454,427     447,937
                                         ---------   ---------   ---------
                                         4,157,851   4,885,565   6,001,919
                                         =========   =========   =========

Equipment revenues

Mobile equipment revenues included in mobile equipment and other sales and equipment revenues included in managed data network services were as follows:

                                               Year ended December 31,
                                          ---------------------------------
                                             1998       1999        2000
                                          ---------   ---------   ---------
Mobile equipment revenues.............      309,120     261,375     367,493
MDNS equipment revenues...............       20,062      15,673       9,127
                                          ---------   ---------   ---------
                                            329,182     277,048     376,620
                                          =========   =========   =========

Service revenues

Total service revenues, which exclude revenues from the sale of mobile equipment and data equipment, were as follows:
                                              Year ended December 31,
                                         ---------------------------------
                                            1998        1999        2000
                                         (restated)  (restated)
                                         ---------    ---------   ---------

Service revenues (a).................    3,828,669    4,608,517   5,625,299
                                         =========    =========   =========

(a) During 2000, EuroTel changed its accounting policy with respect to the treatment of activation revenues. This change in accounting policy has been accounted for retrospectively and the effect of the change is set out in Note 17.

16.   Cost of Sales and Services
                                                 Year ended December 31,
                                          -----------------------------------
                                             1998         1999         2000
                                          (restated)  (restated)
                                          ---------    ---------    ---------

Mobile service cost of sales
  Interconnect .......................      446,445      509,571      703,599
  Roaming ............................      179,646      221,696      257,951
  Leased circuits ....................      165,429      228,280      220,284
  License and other costs ............       34,481       29,694       49,963
                                          ---------    ---------    ---------
                                            826,001      989,241    1,231,797
                                          ---------    ---------    ---------

Mobile equipment and service
  commissions
  Equipment, SIM cards, accessories
    and spare parts (a) ..............      953,921      925,795      886,907
  Service commissions (a) ............      119,453      134,300      132,721
                                          ---------    ---------    ---------
                                          1,073,374    1,060,095    1,019,628
                                          ---------    ---------    ---------

Managed data network  services cost of
sales ................................      148,531      143,455      150,585
                                          ---------    ---------    ---------
                                          2,047,906    2,192,791    2,402,010
                                          =========    =========    =========

                            EuroTel Bratislava, a.s.
                 Notes to the Consolidated Financial Statements
                         (in thousands of Slovak Crowns)

16. Cost of Sales and Services (continued)

Cost of services

Depreciation and amortization are not included in cost of sales and services but under operating expenses. Total service cost of goods sold, which excludes the cost of mobile equipment and data equipment sold, were as follows:

                                                 Year ended December 31,
                                            -----------------------------------
                                               1998         1999         2000
                                            (restated)   (restated)
                                            ---------    ---------    ---------

Cost of services (a) ....................   1,126,263    1,248,155    1,507,712
                                            =========    =========    =========

(a) During 2000, EuroTel changed its accounting policy with respect to the treatment of activation costs. This change in accounting policy has been accounted for retrospectively and the effect of the change is set out in
      Note 17.

17. Activation Revenues and Activation Costs - Change in Accounting Policy

During 2000, EuroTel changed its accounting policy with respect to the treatment of activation revenues and activation costs. The basis for the change in accounting policy is set out in Note 2 and the effect is as follows:

                                                                     Year ended December 31,
                                                                  -------------------------------
Effect on revenues and costs of sales ..............    Notes       1998        1999        2000
                                                                  -------      ------      ------

Increase / (decrease) in revenue from mobile
   equipment and other sales .......................    15, 28    (54,386)     51,402      65,369

(Increase) / decrease in cost of sales of equipment,
   SIM cards, accessories and spare parts ..........    16, 28     36,649       6,837      (1,314)
(Increase) / decrease in service commissions .......    16, 28     17,737     (58,239)    (64,055)
                                                                  -------     -------     -------
Net effect on income ...............................                   --          --          --
                                                                  =======     =======     =======

                                                                As of December 31,
                                                               ------------------
Effect on assets and liabilities                      Notes     1999        2000
                                                               -------     ------
Increase in deferred expenses (non-current).....       28       84,925     48,237
Increase in deferred expenses (current).........      7, 28    128,440     99,759
Increase in deferred revenues (non-current).....       28       84,925     48,237
Increase in deferred revenues (current).........     14, 28    128,440     99,759

                            EuroTel Bratislava, a.s.
                 Notes to the Consolidated Financial Statements
                         (in thousands of Slovak Crowns)

18.   Operating Expenses

                                                Year ended December 31,
                                        ---------------------------------------
                                           1998           1999           2000
                                        ---------      ---------      ---------
Advertising ........................      187,096        307,208        340,954
Marketing and sales ................       45,735         49,340         31,379
Wages and employee benefits ........      320,688        381,005        429,180
Building maintenance ...............       31,628         34,474         42,631
Network support and maintenance ....      103,154        152,773        217,303
Motor vehicles expenses ............       23,032         21,710         33,395
Rent - base station sites ..........       51,657         64,795         67,364
Rent - buildings ...................       86,350        117,625        106,662
Employee training and travel .......       46,322         31,570         18,327
Office supplies ....................       97,591         77,519         50,904
Professional fees and administrative
costs ..............................      138,410        115,599        102,226
Bad debt expense ...................      147,284        185,038         72,707
Depreciation .......................      589,552      1,038,802      1,243,195
Amortization .......................       39,747         40,878         73,427
Capitalized expenses (a) ...........      (86,192)       (48,682)       (32,436)
                                        ---------      ---------      ---------
                                        1,822,054      2,569,654      2,797,218
                                        =========      =========      =========

(a) Capitalized expenses include labor and overhead expenses associated with the construction of fixed assets.

19. Finance Costs

                                                 Year ended December 31,
                                          ----------------------------------------
                                              1998           1999           2000
                                          ----------     ----------     ----------
Write-off of deferred finance charges
  and Prepayment penalties (a) .......            --             --        333,625
Interest expense on borrowings .......       214,519        527,642      1,051,695
Arrangement fees and other finance
  expenses, net ......................         2,358         61,461         36,858
Capitalized interest (b) .............       (68,335)       (65,371)       (16,131)
Interest income ......................       (15,784)       (29,658)      (174,430)
Foreign exchange losses ..............       424,505        168,388        388,254
                                          ----------     ----------     ----------
                                             557,263        662,462      1,619,871
                                          ==========     ==========     ==========

(a) The write-off of the existing deferred finance charges and prepayment penalties relates to the early extinguishment of the Syndicated and International Finance Corporation loans (see Note 12). The write-off of existing deferred finance charges and prepayment penalties amounted to Sk189,730 and Sk143,895 respectively for the year ended December 31, 2000.

(b) Capitalization rates used to determine capitalized interest were as follows:

                                           Year ended December 31,
                                    ----------------------------------------
                                        1998           1999           2000
                                    ----------     ----------     ----------
Capitalization rates............        5.90%         7.30%          9.93%
                                    ==========     ==========     ==========

                            EuroTel Bratislava, a.s.
                 Notes to the Consolidated Financial Statements
                         (in thousands of Slovak Crowns)

20. Income Taxes

A reconciliation between the reported income tax credit and the theoretical amount that would arise using the statutory tax rates is as follows:

                                                          Year ended December 31,
                                                     --------------------------------
                                                       1998        1999        2000
                                                     --------    --------    --------
Loss before tax ..................................   (269,372)   (539,342)   (817,180)

Income tax at 29% (1998,1999: 40%) ...............   (107,749)   (215,737)   (236,982)
Non-deductible provision for doubtful accounts (a)     86,309     131,421      32,380
Non-deductible provision for inventory ...........     18,077      (2,115)     (7,284)
Non-deductible advertising expenses ..............      9,859      11,334       1,045
Increase / (decrease) in valuation allowance .....         --      88,938     (64,480)
Other, net .......................................      7,786      21,287       6,664
                                                     --------    --------    --------
Income tax expense for the period ................     14,282      35,128    (268,657)
                                                     --------    --------    --------
The tax charge for the period comprises:
  Current tax charge .............................     52,421          --          --
  Deferred tax charge / (credit) (b) .............    (38,139)     35,128    (268,657)
  Tax charge in respect of prior periods .........         --      11,455          --
  Change in tax rate (c) .........................         --     (12,035)         --
  Witholding tax charged to income ...............         --          --      18,155
                                                     --------    --------    --------
                                                       14,282      34,548    (250,502)
                                                     ========    ========    ========

 a) Uncollectible receivables are not tax deductible until all collection remedies have been pursued.

 b) The deferred tax credit is the result of unrealized foreign exchange losses which are not considered tax deductible under current Slovak tax legislation until realized, accruals including interest on shareholder loans and interest on long-term notes which are not considered tax deductible under current Slovak tax legislation until paid, and tax loss carryforwards.

 c) On December 29, 1999 the Slovak corporate tax rate changed from 40% to 29% effective from January 1, 2000.

21. Commitments

Capital commitments

EuroTel had the following contractual capital commitments:

                                                      As of December 31,
                                                     -------------------
                                                        1999      2000
                                                     ---------   -------
Capital expenditures that have been contracted for
  but have not been provided for in the financial
  statements .....................................   1,128,816   658,069
                                                     =========   =======

These commitments principally relate to the network, with the majority of payments expected to occur within one year. These commitments are cancelable without significant penalty.

                            EuroTel Bratislava, a.s.
                 Notes to the Consolidated Financial Statements
                         (in thousands of Slovak Crowns)

22. Operating Leases

EuroTel is committed under operating leases with terms ranging from one to eleven years relating primarily to office and retail space. The aggregate future minimum lease payments under non-cancelable operating leases can be analyzed as follows:

                                                             As of December 31,
                                                          ----------------------
                                                               1999         2000
                                                          ---------    ---------
2000 .................................................       93,195           --
2001 .................................................       34,692      147,432
2002 .................................................       37,953       92,503
2003 .................................................       40,771       97,556
2004 .................................................       43,798      101,848
2005 .................................................       46,185      106,024
2006 - 2012 ..........................................       29,089      860,524
                                                          ---------    ---------
                                                            325,683    1,405,887
                                                          =========    =========

The following amounts relating to operating leases were charged to income:

                                                 Year ended December 31,
                                              -------------------------------
                                               1998        1999        2000
                                              -------     -------     -------
Amounts relating to operating leases
  charged to income .....................     138,007     182,420     174,026
                                              =======     =======     =======

23. Government Social Security and Pension Plan

Throughout the periods reported in these financial statements, EuroTel was required to make contributions amounting to 38% of gross salaries up to a monthly salary of Sk24 in 1999 and Sk24 to Sk32 in 2000 to statutory health, retirement benefit and unemployment schemes to which employees contribute an additional 12%. EuroTel has no obligation to contribute to these plans beyond these statutory rates. EuroTel does not participate in any other social security or pension plans.

                            EuroTel Bratislava, a.s.
                 Notes to the Consolidated Financial Statements
                         (in thousands of Slovak Crowns)

24. Related Party Transactions

In the normal course of business EuroTel purchases certain telecommunications services from and sells certain services to ST. EuroTel has certain lease agreements with ST. Related-party transactions with AWBV constitute management fees paid for consulting services and payments for seconded employees. In addition, EuroTel has outstanding long-term borrowings from its shareholders (see Note 11). EuroTel also purchases and sells in the normal course of business telecommunications services from the following related parties: EuroTel Praha and Radiomobil in the Czech Republic, DeTeMobil in Germany, Max.mobil in Austria, Westel 900 in Hungary, Omnitel in Italy and PTC in Poland.

EuroTel's transactions with the aforementioned related parties, all of which were undertaken on an arms length basis, were as follows:

                                                     Year ended December 31,
                                                 -------------------------------
                                                   1998        1999        2000
                                                 -------     -------     -------
Sales to ST ................................     703,862     863,319     816,969
Purchases from ST ..........................     714,132     813,297     677,098
Lease expense paid to ST ...................      13,038      16,662      38,337
Sales to EuroTel Praha .....................      35,790      54,045      69,963
Purchases from EuroTel Praha ...............      27,050      31,406      34,018
Sales to other related parties .............          --          --      87,504
Purchases from other related parties .......          --          --      48,964
Management fees paid to AWBV ...............      45,921      30,624      37,841
Directors and management fees ..............       9,125      13,967      12,512

25. Contingencies

Litigation

EuroTel is not involved in any legal proceedings outside of the normal course of business. Management does not believe the resolution of EuroTel's legal proceedings will have a material adverse effect on its financial conditions, results of operations or cash flows.

Taxation

The taxation system in Slovakia is at an early stage of development and is subject to varying interpretations and changes, which may be retroactive. In Slovakia, tax periods remain open for tax audits for 6 years.

Concentration of Risk

EuroTel faces foreign exchange risk as its revenues are denominated in Slovak Crowns, while most of its debt and a significant portion of capital expenditures are denominated in other currencies. These include payments for GSM network equipment and for mobile phone handsets, which are generally denominated in Euros. Any devaluation of the Slovak Crown against the Euro that EuroTel is unable to offset through price adjustments will require the use of a larger portion of revenues for capital expenditures and for debt service. This would cause an adverse effect on EuroTel's financial position and results of operations. EuroTel has not engaged in any hedging activities.

Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising EuroTel's customer base. Ongoing credit evaluations of customers' financial condition are performed and, generally, no collateral is required. EuroTel maintains provisions for potential credit losses and such losses, in the aggregate, have not exceeded management's expectations.

                            EuroTel Bratislava, a.s.
                 Notes to the Consolidated Financial Statements
                         (in thousands of Slovak Crowns)

26. Employees

                                                         As of December 31,
                                                         ------------------
                                                           1999     2000
                                                         -------   ------
Number of employees at period end ......................     862      815
                                                         =======   ======

27. Subsequent events

On February 6, 2001 EuroTel's Board of Directors approved a proposal to increase shareholder's capital by conversion into equity of all shareholder loans and related accrued interest outstanding as of January 1, 2001 (Note 11). The details of the capitalisation have not been finalised at the time of signing of these financial statements and the capitalisation is then subject to approval of the General Meeting of EuroTel's shareholders.

28. Segment Information

Management considers EuroTel to operate in two business segments based on services provided: mobile telecommunications services and managed data network services. There was no inter-segment revenue recognized. EuroTel tracks and manages financial results for its segments down to the gross profit level. Operating expenses not attributable to reportable segments include all operating expenses except for amortization of licenses and depreciation relating to cellular plant and equipment and managed data network services equipment. Assets attributable to segments include cellular plant and equipment and managed data network services equipment and the related construction in progress as well as licenses, inventory and trade receivables. Unallocated assets include computer equipment, motor vehicles, furniture and fixtures, tax and other receivables, prepayments, deferred finance charges and cash.

The information in the following tables is disclosed in the same manner and amounts as used by the chief operating decision-maker to make operational decisions and allocate resources.

EuroTel's segment financial information was as follows:

                                          Mobile               Managed
                                      Communications             Data
                                         Services          Network Services     Unallocated              Total
                                        (restated)                                                    (restated)
                                         --------          ----------------     -----------           -----------
Year ended December 31, 1998

Revenues (a) .................          3,689,245                468,606                     --         4,157,851
Cost of sales and services (a)         (1,899,375)              (148,531)                    --        (2,047,906)
                                       ----------              ---------             ----------        ----------
Gross profit .................          1,789,870                320,075                     --         2,109,945

Operating expenses ...........           (337,556)               (51,128)            (1,433,370)       (1,822,054)
                                       ----------              ---------             ----------        ----------
Operating profit .............          1,452,314                268,947             (1,433,370)          287,891

Finance costs ................                 --                     --               (557,263)         (557,263)
                                       ----------              ---------             ----------        ----------
Profit/(loss) before tax .....          1,452,314                268,947             (1,990,633)         (269,372)

Income taxes .................                 --                     --                (14,282)          (14,282)
                                       ----------              ---------             ----------        ----------
Net income/(loss) ............          1,452,314                268,947             (2,004,915)         (283,654)
                                       ==========              =========             ==========        ==========

Depreciation .................           (304,223)               (44,714)              (240,615)         (589,552)

Amortization .................            (33,333)                (6,414)                    --           (39,747)

                            EuroTel Bratislava, a.s.
                 Notes to the Consolidated Financial Statements
                         (in thousands of Slovak Crowns)

28.   Segment Information (continued)

                                          Mobile               Managed
                                      Communications             Data
                                         Services          Network Services     Unallocated              Total
                                        (restated)                                                    (restated)
                                      --------------       ----------------     -----------           -----------
Year ended December 31, 1999

Revenues (a) .................          4,431,138                454,427                  --            4,885,565
Cost of sales and services (a)         (2,049,336)              (143,455)                 --           (2,192,791)
                                       ----------            -----------          ----------          -----------

Gross profit .................          2,381,802                310,972                  --            2,692,774

Operating expenses ...........           (713,642)               (57,027)         (1,798,985)          (2,569,654)
                                       ----------            -----------          ----------          -----------
Operating profit .............          1,668,160                253,945          (1,798,985)             123,120

Finance costs ................                 --                     --            (662,462)            (662,462)
                                       ----------            -----------          ----------          -----------
Profit/(loss) before tax .....          1,668,160                253,945          (2,461,447)            (539,342)

Income taxes .................                 --                     --             (34,548)             (34,548)
                                       ----------            -----------          ----------          -----------
Net income/(loss) ............          1,668,160                253,945          (2,495,995)            (573,890)
                                       ==========            ===========          ==========          ===========

Depreciation .................           (677,019)               (52,772)           (309,011)          (1,038,802)

Amortization .................            (36,623)                (4,255)                 --              (40,878)

                                          Mobile               Managed
                                      Communications             Data
                                         Services          Network Services     Unallocated              Total
                                      --------------       ----------------     -----------           -----------
Year ended December 31, 2000

Revenues .....................          5,553,982                447,937                  --            6,001,919
Cost of sales and services ...         (2,251,425)              (150,585)                 --           (2,402,010)
                                       ----------            -----------          ----------          -----------
Gross profit .................          3,302,557                297,352                  --            3,599,909

Operating expenses ...........           (900,247)               (53,907)         (1,843,064)          (2,797,218)
                                       ----------            -----------          ----------          -----------
Operating profit .............          2,402,310                243,445          (1,843,064)             802,691

Finance costs ................                 --                     --          (1,619,871)          (1,619,871)
                                       ----------            -----------          ----------          -----------
Profit/(loss) before tax .....          2,402,310                243,445          (3,462,935)            (817,180)

Income taxes .................                 --                     --             250,502              250,502
                                       ----------            -----------          ----------          -----------
Net income/(loss) ............          2,402,310                243,445          (3,212,433)            (566,678)
                                       ==========            ===========          ==========          ===========

Depreciation .................           (829,980)               (50,747)           (362,468)          (1,243,195)

Amortization .................            (70,267)                (3,160)                 --              (73,427)

                            EuroTel Bratislava, a.s.
                 Notes to the Consolidated Financial Statements
                         (in thousands of Slovak Crowns)

28. Segment Information (continued)

                                      Mobile               Managed
                                  Communications             Data
                                     Services          Network Services        Unallocated              Total
                                  --------------       ----------------        -----------           -----------
As of December 31, 1999

Total assets (a) ......             5,905,330               345,244             1,838,746             8,089,320
                                   ==========            ==========            ==========            ==========

Total liabilities (a) .               875,757                54,498             6,295,764             7,226,019
                                   ==========            ==========            ==========            ==========

Capital expenditure ...             1,351,806                85,663               268,661             1,706,130
                                   ==========            ==========            ==========            ==========


As of December 31, 2000

Total assets ..........             5,784,203               337,449             6,467,747            12,589,399
                                   ==========            ==========            ==========            ==========

Total liabilities .....               950,628                69,309            11,272,839            12,292,776
                                   ==========            ==========            ==========            ==========

Capital expenditure ...               619,913                51,024               296,106               967,043
                                   ==========            ==========            ==========            ==========

(a) During 2000, EuroTel changed its accounting policy with respect to the treatment of activation revenues and activation costs. This change in accounting policy has been accounted for retrospectively and the effect of the change is set out in Note 17.

29. Reconciliation to United States Generally Accepted Accounting Principles

EuroTel's financial statements are prepared in accordance with IAS, which differ in certain respects from U.S. GAAP. The principal differences between IAS and U.S. GAAP are presented and described below, together with explanations of the adjustments that affect consolidated net loss and total shareholders' equity as of periods ended December 31, 1999 and December 31, 2000:

                                                                   Year ended December 31,
                                                               --------------------------------
                                                                 1998        1999        2000
                                                               --------    --------    --------
Reconciliation of net loss

Net loss reported under IAS ................................   (283,654)   (573,890)   (566,678)

U.S. GAAP adjustments:
   - shareholders pushdown (a) .............................     (3,400)     (2,550)     (2,822)
   - activation revenue (b) ................................    (54,386)     51,402          --
   - deferred tax on activation revenue (c) ................     21,754     (14,907)         --
   - effect of change in tax rate (c) ......................         --     (29,124)         --
                                                               --------    --------    --------
Loss before cumulative effect of change in accounting policy   (319,686)   (569,069)   (569,500)
   - cumulative effect of change in accounting policy (d) ..         --          --     151,490
                                                               --------    --------    --------
Presentation of net loss under U.S. GAAP ...................   (319,686)   (569,069)   (418,010)
                                                               ========    ========    ========

29. Reconciliation to United States Generally Accepted Accounting Principles (continued)

                                                          As of December 31,
                                                          ------------------
                                                            1999       2000
                                                          -------    -------
Reconciliation of shareholders' equity

Shareholders' equity reported under IAS ..............    863,301    296,623

U.S. GAAP adjustments:
    - activation revenues for the current period (b) .     51,402         --
    - activation revenues for prior periods (b) ......   (264,767)        --
    - deferred tax on activation revenue (c) .........     61,875         --
                                                         --------    -------
Shareholders' equity under U.S. GAAP .................    711,811    296,623
                                                         ========    =======

(a) Shareholder Pushdown

Under IAS, expenses paid by the shareholders on behalf of EuroTel do not constitute a contribution of capital. In addition, EuroTel is not required to recognize an expense related to shareholder payments. During the periods presented, EuroTel had portions of compensation expense paid by its shareholders. Under U.S. GAAP, EuroTel is required to recognize an expense and a concurrent contribution of capital by the shareholder for these costs when material. This transaction has no effect under Slovak law and no effect on net equity.

U.S. GAAP requires certain disclosures related to compensatory stock plans. Employees of EuroTel on secondment from either Verizon(i) or MediaOne are covered under their respective company's stock option plan. The objectives of these plans include attracting and retaining the best personnel and providing performance incentives for employees seconded to EuroTel.

Prior to July 1, 2000, EuroTel accounted for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Compensation cost for stock options is measured as the excess of the quoted market price of Verizon and MediaOne shares at the date of grant over the option strike price. No compensation expense was recognized prior to the year ended December 31, 2000, under either plan. Both plans are fixed stock option plans under which options for common shares are granted at a price equal to the market share price at the date of grant. Both the Verizon and the MediaOne option plans vest ratably over three years and have a maximum term of 10 years.

Subsequent to July 1, 2000 EuroTel accounts for stock-based compensation in accordance with Financial Accounting Standards Board ("FASB") interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation - an interpretation of APB Opinion No. 25" ("FIN 44"). FIN 44 requires that in instances where a parent issues stock options of its own stock to a subsidiary's employees, the stock compensation expense is calculated using the fair-value-based method as described in SFAS 123. EuroTel recognized Sk1,073 of compensation expense for the year ended December 31, 2000.

(i) Bell Atlantic now trades under the name Verizon Communications, following its June 2000 merger with GTE Corporation. This resulted in no change to Bell Atlantic's stock option plan.

                            EuroTel Bratislava, a.s.
                 Notes to the Consolidated Financial Statements
                         (in thousands of Slovak Crowns)

29. Reconciliation to United States Generally Accepted Accounting Principles (continued)

The following summarizes the status of the fixed stock option plans (weighted average option exercise prices are in US$):

                                                                             Year ended December 31,
                                                        ---------------------------------------------------------------
                                                                   1998                             1999
                                                        ----------------------------    ----------------------------
                                                        Number of   Weighted average    Number of   Weighted average
                                                         options     exercise price      options     exercise price
                                                        ----------   ---------------    --------    ----------------
Options outstanding to EuroTel secondees

Bell Atlantic plan
   Beginning of the period ........................       15,068         32.15           11,638           40.40
        Granted ...................................       13,380         46.00           13,380           62.59
        Exercised .................................       (8,190)        31.56           (4,948)          32.84
        Forfeited .................................       (8,620)        43.05               --              --
        Expired ...................................           --            --               --              --
   End of the period ..............................       11,638         40.40           20,070           57.06

MediaOne plan
   Beginning of the period ........................           --            --            2,000           38.31
        Granted ...................................        2,000         38.31            8,550           73.18
        Exercised .................................           --            --               --              --
        Forfeited / Cancelled (i) .................           --            --               --              --
        Expired ...................................           --            --               --              --
   End of the period ..............................        2,000         38.31           10,550           66.57

                                                              Year ended December 31,
                                                         ---------------------------------
                                                                       2000
                                                         ---------------------------------
                                                         Number of       Weighted average
                                                          options         exercise price
                                                         ---------       -----------------
Options outstanding to EuroTel secondees

Bell Atlantic plan
   Beginning of the period ........................        20,070             57.06
        Granted ...................................        23,970             54.23
        Exercised .................................        (3,200)            46.00
        Forfeited .................................            --                --
        Expired ...................................            --                --
   End of the period ..............................        40,840             44.10

MediaOne plan
   Beginning of the period ........................        10,550             66.57
        Granted ...................................            --                --
        Exercised .................................            --                --
        Forfeited / Cancelled (i) .................       (10,550)            66.57
        Expired ...................................            --                --
   End of the period ..............................            --                --

(i) On June 15, 2000, AT&T completed it's merger with MediaOne. Under the terms of the MediaOne stock option plan all outstanding options immediately vest upon a change in control of the company. Under the terms of the merger agreement MediaOne common stock was no longer traded. During a 20-day period immediately following the close of the merger, MediaOne option holders were given the opportunity to elect how their vested stock options were to be converted. AT&T gave three alternatives which consisted of vested stock, cash, or a combination of the two. No compensation expense was recognized for the conversion. Subsequent to the election by the option holder the MediaOne options were converted.

Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," establishes accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. The following table represents pro forma net (loss) income had EuroTel elected to account for the options using the fair-value-based method:

                                              Year ended December 31,
                                           -------------------------------
                                            1998        1999        2000
                                           ------      ------      ------
                                            (in millions of Slovak crowns)
Net (loss) / income
   As reported (U.S. GAAP)............     (319.7)     (569.1)     (418.0)
   Pro forma .........................     (321.4)     (574.2)     (427.7)

                            EuroTel Bratislava, a.s.
                 Notes to the Consolidated Financial Statements
                         (in thousands of Slovak Crowns)

29. Reconciliation to United States Generally Accepted Accounting Principles (continued)

EuroTel determined the pro forma amounts using the Black-Scholes option-pricing model based on the following weighted-average assumptions:

                                                     Year ended December 31,
                                                --------------------------------
                                                 1998         1999         2000
                                                -----        -----        -----
Verizon Plan
   Dividend yield .......................        4.59%        4.59%        2.88%
   Expected volatility ..................       18.63%       18.63%       28.30%
   Risk-free interest rate ..............        5.55%        5.55%        6.37%
   Expected lives (in years) ............           5            5            6

MediaOne Plan
   Expected volatility (i) ..............          30%          30%          --
   Risk-free interest rate ..............        5.53%        5.53%          --
   Expected lives (in years) ............         4.5          4.5           --

(i)   There were no options granted under the MediaOne plan in 2000.

As of December 31, 2000 exercise prices for Verizon options outstanding ranged from US$43 a share to $63 a share, with a weighted-average remaining contractual life of 9.95 years. The Verizon plan had 3,490 options at a weighted average price of US$46 available for exercise at December 31, 2000.

(b) Revenue Recognition

Until 2000, under IAS, EuroTel recognized activation revenue from its mobile service customers at the time of sale to the extent that it equated to activation costs incurred; activation revenues in excess of activation costs were deferred and amortized over the customer relationship period.

EuroTel has reflected for U.S. GAAP purposes the provisions of SAB 101 as of the earliest period presented in these financial statements, and accordingly historically has deferred all activation revenues over the estimated relationship period.

Due to the change in accounting policy under IAS there is no difference in activation revenues under U.S. GAAP for the year ended December 31, 2000.

(c) Deferred Tax

Under the Slovak tax legislation the activation revenue is taxable in the period when the services were activated. Accordingly, deferred tax was provided on the U.S. GAAP adjustment in 1999. The deferred tax balance under U.S. GAAP can be analyzed as follows:

                                                                 As of December 31,
                                                               --------------------
                                                                 1999         2000
                                                               --------     --------
Temporary differences arising from accelerated depreciation    (269,931)    (493,198)
Unrealized foreign exchange losses ........................      63,257      273,130
Deferred revenues .........................................      61,875       42,919
Deferred expenses .........................................          --      (42,919)
Accrued interest on subordinated shareholder loans ........          --       56,737
Accrued interest on long-term notes .......................          --       64,889
Other accruals ............................................          --       24,312
Losses carried forward ....................................     226,212      297,845
Valuation allowances ......................................     (64,480)          --
                                                               --------     --------
                                                                 16,933      223,715
                                                               ========     ========

                            EuroTel Bratislava, a.s.
                 Notes to the Consolidated Financial Statements
                         (in thousands of Slovak Crowns)

29. Reconciliation to United States Generally Accepted Accounting Principles (continued)

The deferred tax assets relating to the tax loss carryforwards have been recognized on the basis of estimated future taxable income within the relevant tax jurisdiction. During 2000, EuroTel has released the valuation allowance that was created in 1999. Realization of the net deferred tax asset is dependent on EuroTel generating sufficient taxable income prior to the expiration of the net operating loss carryforwards. Although realization is not assured, management believes it is more likely than not that the recorded deferred tax asset will be realized.

On December 29, 1999 the Slovak corporate tax rate changed from 40% to 29% effective from January 1, 2000.

(d) Change in Accounting Policy

Until 2000, under IAS and U.S. GAAP, direct activation costs (SIM cards and sales commissions) were charged to income at the time of activation. In the fourth quarter of 2000, in accordance with IAS and the Securities and Exchange Commission Staff Accounting Bulletin No. 101 ("SAB 101") management elected to defer direct activation costs over the estimated customer relationship period. This change was enacted to achieve a better allocation of these revenues and costs to the periods they relate to. Under IAS EuroTel has restated its comparative historical financial statements to reflect the retroactive application of this policy.

Under U.S. GAAP this change is reported in accordance with Accounting Principles Board Opinion No. 20 ("APB 20") with the cumulative effect of the change (net tax of Sk61,875) included in the determination of the net loss for the current period. As a result of the adoption of this new policy net loss reported under U.S. GAAP for the year ended December 31, 2000 decreased by Sk151,490. Had this policy been adopted at the beginning of 1998 U.S. GAAP pro forma net loss for the years ended December 31, 1998 and December 31, 1999 would have been Sk287,054 and Sk576,440 respectively.

(e) Extraordinary Item

Under IAS, EuroTel may not recognize the write-off of the existing deferred finance charges and prepayment penalties relating to the early extinguishment of the Syndicated and International Finance Corporation loans as an extraordinary item (see Note 19). Under U.S. GAAP, EuroTel is required to recognize the write off of existing deferred finance charges and prepayment penalties as an extraordinary item. The extraordinary item has the same impact on the net loss for the period under review for both U.S. GAAP and IAS.

(f) Comprehensive Income

In September 1997, the FASB adopted Statement of Financial Accounting Standards No. 130. "Reporting Comprehensive Income" ("FAS 130") which establishes rules for the reporting of comprehensive income and its components. EuroTel had no income components that qualified as comprehensive income under FAS 130 for any of the periods presented.

(g) Operating Loss Carry Forward

U.S. GAAP requires disclosure of the amounts and expiration dates of net operating loss carry forwards. Under Slovak Tax Law a company may accumulate three consecutive years of tax losses for carry forward. At December 31, 2000 EuroTel had approximately Sk1,027,049 of net operating loss carry forwards which expire at the earliest in 2002 if EuroTel does not produce taxable income by that date. Otherwise, those operating loss carry forwards expire ratably over five years beginning in the year EuroTel records taxable income.

                            EuroTel Bratislava, a.s.
                 Notes to the Consolidated Financial Statements
                         (in thousands of Slovak Crowns)

(h) Recent Pronouncements

In June 1998, the Financial Accounting Standards Board, (FASB) issued Statement of Financial Accounting Standards Board, (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

In June 1999 the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective date of FASB statement No. 133". SFAS 137 defers the effective date of SFAS No. 133 until fiscal years beginning after June 15, 2000. It is not expected that the adoption of the statement will have a material effect on the Company's results of operations and financial position.

In September 1999 the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", which will be effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. It is not expected that the adoption of the statement will have a material effect on the Company's results of operations and financial position.