Form 20-F
period 2001-12-31
SLOVAK WIRELESS FINANCE CO BV
filed 2002-03-29
CIK 1114703

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2001

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

Commission file number 333-11930

Slovak Wireless Finance Company B.V.
(Exact name of Registrant as specified in its charter)

N/A	The Netherlands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Amsteldijk 166
1079LH Amsterdam
The Netherlands
(Address of principal executive offices)

EuroTel Bratislava, a.s.
(Exact name of Co-registrant and Parent Guarantor as specified in its charter)

N/A	Slovak Republic
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Vajnorská 100/A
831 03 Bratislava
Slovak Republic
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

11¼% Senior Guaranteed Notes due 2007
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, par value Sk1,000 per share as of December 31, 2001	3,561,470
Preferred Shares, par value Sk1,000 per share as of December 31, 2001	172,230

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes    ☒         No    ☐

Indicate by check mark which financial statement item the registrant has elected to follow:    Item 17   ☐    Item 18    ☒

TABLE OF CONTENTS

PART I

		Page

PART II

Item 13:	Defaults, Dividend Arrearages and Delinquencies	78

Item 14:	Material Modifications to the Rights of Security Holders and Use of Proceeds	78

Item 15:	Reserved	78

Item 16:	Reserved	78

PART III

Item 17:	Financial Statements	79

Item 18:	Financial Statements	79

Item 19:	Exhibits	79

PART I

Item 1:    Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2:    Offer Statistics and Expected Timetable

Not applicable.

Item 3:    Key Information

Slovak Wireless Finance Company B.V. (“SWFC”) is the issuer of the 11¼% Senior Guaranteed Notes due 2007 referred to in this document as the “Notes.” SWFC is a wholly-owned subsidiary of EuroTel Bratislava, a.s., formed solely for the purpose of issuing the Notes and raising future financing by entering into loan agreements and issuing additional securities, and it has no assets or operations of its own. As a result, the information contained in this document refers primarily to EuroTel Bratislava, a.s., as a co-registrant of this Form 20-F and parent guarantor of the Notes. See Exhibit 8 “Statement of Subsidiaries” as well as Note 2 to the consolidated financial statements “Summary of Significant Accounting Principles—Principles of Consolidation” below.

EuroTel Bratislava, a.s. is hereafter referred to in this document as “EuroTel,” the “Company,” “we,” “us,” “our,” or “ourselves.” “You” or “your” as used in this document refers to the holders of 11¼% Senior Guaranteed Notes issued by SWFC.

A    Selected Financial Data

You should read the following information together with “Operating and Financial Review and Prospects” and the consolidated financial statements, including the accompanying Notes, which begin on page F-1 of this annual report. We prepared the consolidated financial statements in accordance with International Accounting Standards (“IAS”). International Accounting Standards differ in certain respects from U.S. GAAP. See note 29 to the consolidated financial statements attached to this annual report. We derived the financial data set forth below from the audited consolidated financial statements of the Company, including the consolidated balance sheets as of December 31, 2000 and 2001 and the consolidated statements of operations and cash flows for the years ended December 31, 1999, 2000 and 2001 and the accompanying Notes included on pages F-1 through F-35 in this Form 20-F. The financial data set forth below as of December 31, 1997, 1998 and 1999 and for the years ended 1997 and 1998 was derived from consolidated financial statements not included in this annual report.

	Year Ended December 31,
	1997	1998	1999	2000	2001
	(in millions of Sk, except customer data and ratios)
Statement of Operations Data
Revenues
Mobile service revenues	Sk2,128.7	Sk3,248.8	Sk3,823.1	Sk4,863.9	Sk6,466.7
Mobile equipment and other sales(6)	544.7	440.4	608.0	690.1	1,048.7
Managed data network service revenues	417.4	468.6	454.4	447.9	473.4

Total revenues(6)	3,090.8	4,157.8	4,885.5	6,001.9	7,988.8
Cost of sales and services
Mobile service cost of sales	382.2	826.0	989.2	1,231.8	1,679.0
Mobile equipment and other cost of sale(6)	790.9	1,073.4	1,060.1	1,019.6	1,767.7
Managed data network service cost of sales	139.6	148.5	143.5	150.6	151.7

Total cost of sale(6)	1,312.7	2,047.9	2,192.8	2,402.0	3,598.4
Gross profit	1,778.1	2,109.9	2,692.7	3,599.9	4,390.4
Operating expenses
Advertising, marketing and sales costs	222.7	232.8	356.5	372.3	418.6
Depreciation and amortization	290.9	629.3	1,079.7	1,316.6	1,486.1
Other operating expenses	609.3	959.9	1,133.4	1,108.3	1,360.1

Operating profit	655.2	287.9	123.1	802.7	1,125.6
Finance costs	(119.8)	(557.3)	(662.5)	(1,619.9)	(613.7)
Taxes	(258.6)	(14.3)	(34.5)	250.5	(204.8)

Net income (loss)	Sk 276.8	Sk (283.7)	Sk (573.9)	Sk (566.7)	Sk 307.1

U.S. GAAP
Revenues(6)		Sk4,157.8	Sk4,885.5	Sk6,001.9	Sk7,988.8
Gross profit(6)		1,666.8	1,973.5	2,645.7	3,249.4
Operating profit(6)		230.1	171.9	799.9	1,122.8
Net income (loss)(6)		(319.7)	(569.1)	(418.0)	304.3

Other Financial Data
EBITDA (on U.S. GAAP derived amounts)(1)(6)		Sk 859.4	Sk1,251.6	Sk2,116.5	Sk2,608.9
EBITDA margin(1)(6)		20.7%	25.6%	35.3%	32.7%
Capital expenditures(2)	2,100.8	2,663.9	1,510.4	770.2	1,647.4
Cash flows from (used in) operating activities	717.1	185.7	1,200.9	1,703.5	2,002.7
Cash flows from (used in) investing activities	(2,100.8)	(2,663.9)	(1,947.7)	(4,215.0)	(1,845.3)
Cash flows from (used in) financing activities	1,407.9	3,013.5	636.9	3,491.5	(686.7)

	Year Ended December 31,
	1997	1998	1999	2000	2001
Operating Data (unaudited)
Mobile customers at end of period
NMT Post-paid	34,816	25,144	19,410	16,287	13,870
GSM Post-paid	53,708	159,030	172,502	183,303	219,911
GSM Pre-paid	—	10,746	75,457	293,442	708,834

Total	88,524	194,920	267,369	493,032	942,615

Average monthly revenue per customer(3)
Post-paid	Sk 2,950	Sk 1,824	Sk 1,600	Sk 1,792	Sk 1,882
Pre-paid	—	557	449	367	309

Monthly churn rate(4)	2.7%	2.8%	2.4%	1.5%	1.7%

	As of December 31,
	1997	1998	1999	2000	2001
	(in millions of Slovak Crowns)
Balance Sheet Data
Cash and cash equivalents	Sk 78.3	Sk 613.6	Sk 503.7	Sk 1,483.8	Sk 954.4
Property and equipment	3,234.2	5,206.3	5,425.2	5,144.4	5,565.6
Total assets(6)	4,596.7	7,675.7	8,089.3	12,589.4	12,263.5
Net assets	1,386.4	1,102.8	863.3	296.6	3,586.4
Third-party debt(5)	1,563.4	3,612.6	4,100.2	7,920.5	6,774.7
Subordinated shareholder loans	278.3	1,419.2	1,847.3	3,058.9	—
Share capital	604.3	604.3	938.7	938.7	3,734.7
Shareholders’ equity	1,386.4	1,102.8	863.3	296.6	3,586.4

U.S. GAAP
Property and equipment		5,206.3	5,425.2	5,144.4	5,565.6
Total assets(6)		7,495.0	7,892.9	12,589.4	12,263.5
Net assets		943.9	711.8	296.6	3,586.4
Shareholders’ equity(6)		943.9	711.8	296.6	3,586.4

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
(3)
Average monthly revenue per customer is defined as total service revenues, including monthly access fees and airtime charges, as well as interconnection and roaming revenues in a given period, divided by the sum of the average number of monthly customers in that period (number of customers on the first and last days of that particular month). Average revenue per post-paid customer includes NMT customers.

(4)
Monthly churn rate is the average of the monthly churn rates in any given period. Monthly churn is the total number of voluntary and involuntary deactivations and suspensions during any given month, expressed as a percentage of the average number of customers for that particular month (number of customers on the first and last days of that particular month).

(5)
As of December 31, 2001, deferred finance charges of Sk264.0 million are not reported as a separate amount in the balance sheet and offset the third party debt in accordance with IAS 39. See Note 13 to the consolidated financial statements attached to this annual report.

(6)	1997, 1998 and 1999 figures restated.

Exchange Rate Information

The following tables set forth the exchange rates between the Slovak Crown and the U.S. dollar, expressed as the number of Slovak Crowns per U.S. dollar, based upon the official published exchange rates of the National Bank of Slovakia. The exchange rate for the U.S. dollar on March 27, 2002 was Sk47.69 = US$1.00, based upon the official published exchange rates of the National Bank of Slovakia.

	2001				2002
	September	October	November	December	January	February
High	48.78	49.32	49.27	49.01	49.16	49.37
Low	47.15	47.25	47.87	47.34	47.46	47.90
Average(1)	47.79	48.10	48.54	48.23	48.06	48.58
End of period	47.31	48.30	48.76	48.47	48.90	48.36

(1)	Monthly average of midday exchange rates.

	1997	1998	1999	2000	2001
Average(1)	33.71	35.27	41.70	46.49	48.52

(1)	Average of exchange rate on the last day of each month for each respective period.

From 1994 to September 1998, the National Bank of Slovakia maintained a managed exchange rate regime, which allowed the exchange rate of the Slovak Crown to fluctuate only within a particular band. On October 2, 1998, the Slovak government abolished this managed exchange rate regime and the Slovak Crown was allowed to float freely. The Slovak Crown subsequently devalued by approximately 9.1% to a low of Sk37.88=US$1.00 on October 6, 1998. However, by the end of 1998, the Slovak Crown recovered to an average of Sk36.11=US$1.00, approximately 6.4% below its level on September 30, 1998. At 12:00 noon each day, the National Bank of Slovakia sets the exchange rates for the following business day, which serve as the reference rates for foreign exchange transactions.

B. Capitalization	and Indebtedness

Not applicable.

C. Reasons	for the Offer and Use of Proceeds

Not applicable.

D. Risk	Factors

You should carefully consider the following risks relating to us as well as all other information contained in this annual report in evaluating us and our business. Our business, financial condition or results of operations could be materially adversely affected by the following risks. You incur greater risk as an investor in securities of an issuer with substantial operations in emerging markets like the Slovak Republic than if you invest in the securities of issuers with substantial operations in the United States, Western Europe or other similar jurisdictions. To the extent any of the information contained in this annual report constitutes a “forward-looking statement” as this term is defined in Section 21(E)(i)(1) of the Securities Exchange Act of 1934 (as amended to date, the “Exchange Act”), the risk factors set forth below are cautionary statements identifying important factors that could cause actual results to differ materially from those contained in any given forward-looking statement.

Risks Relating to EuroTel

We Have Substantial Debt

We are highly leveraged. After having completed an offer to exchange (the “Exchange Offer”) all €175,000,000 11¼% Series A Senior Guaranteed Notes (the “Old Notes”) then outstanding for 11¼% Series B Senior Guaranteed Notes (the “New Notes”) and following the repurchase of €15 million of New Notes in a series of open market transactions in September and October 2001, we had Sk6,577.6 million in outstanding long-term debt from third parties, as well as Sk197.1 million in interest accrued thereon, as of December 31, 2001. The Old Notes and the New Notes are collectively referred to as “the Notes” in this annual report. We may have to incur additional debt to expand our operations, so that we will continue to have a substantial amount of debt outstanding in the future. This amount of debt poses the risk that:

•
it may be difficult for us to withstand a downturn in our business due to competitive pressures or adverse economic or industry conditions, because we may need to spend a significant part of our cash flows to service our debt;

•	we may not be able to obtain the additional financing we may need in the future for working capital, capital expenditures, repaying our debt or for other general purposes;

•	we may not be able to take advantage of future business opportunities that would require significant additional investment in new or developing technologies; and

•	our flexibility in planning for, or reacting to, changes in our business may be limited.

Our ability to repay our debt will depend on a successful implementation of our current business plan. The success of our strategy depends upon financial, competitive, legal and technical factors and includes some factors that are beyond our control, such as economic conditions and pressure from competitors. If we are not able to make payments on our debt, we will need to refinance this debt or obtain additional financing. We may not be able to refinance our debt or obtain additional financing on terms acceptable to us.

The Notes and Our Guarantee of the Notes Will be Subordinated to Any of Our Future Secured Debt

The Notes and our guarantee of the Notes will be unsecured, which will make them subordinated in right of payment to any future secured debt. The rights of payment of any future secured creditors will be secured by our assets. As a result, if we become insolvent, declare bankruptcy, liquidate, reorganize, dissolve or wind up, any such secured creditors would be paid in full from the assets securing their rights before you and the holders of our other unsecured debt can be paid. As of the date of this annual report, we have no material secured debt.

We May Not be Able to Successfully Manage Our Growth

Since we started commercial operations in 1991, the number of our customers, the size of our networks and the number of people we employ have all grown substantially. Our continuing growth will require us to:

•	expand our network and infrastructure;

•	enhance our management, financial and information system and controls; and

•	build up, train and manage our employees.

We cannot assure you that we will be able to manage our expanding operations successfully. If we cannot manage our future growth effectively or maintain the quality of our services, our business, financial condition and results of operations could suffer.

We Have a History of Net Losses

Although we generated net income of Sk307.1 million in 2001, we do have a history of net losses. We had net losses of Sk566.7 million in 2000, Sk573.9 million in 1999 and Sk283.7 million in 1998. We may not be able to service our debt, including the Notes, and may need to obtain additional financing if we cannot sustain profitability on an ongoing basis. In order to continue to be profitable in the future, we will need to continue to increase customer revenues at a rate that exceeds the growth in our costs of sales, operating expenses, financing costs, and other expenses. We must also continue to successfully market and operate our mobile telecommunications and managed data network services and make significant additional capital expenditures. We cannot assure you that we will be able to implement our business plan successfully or that our future operations will be profitable.

If we do not reach the targets set forth in our business plan, we may need to obtain additional financing. We cannot assure you that we will be able to obtain additional financing. As a result, we cannot assure you that we will have sufficient resources to make principal and interest payments on our debt, including the Notes and the guarantee. In addition, if we do not remain profitable, the value of the Notes may decrease.

The indenture relating to the Notes contains covenants that impose limitations on our ability to incur additional debt and dispose of assets. Agreements with respect to any of our future debt may contain similar covenants or other covenants that require us to comply with certain financial ratios. Accordingly, our agreements governing our debt may prevent us from obtaining additional financing. Moreover, if we fail to comply with these covenants under the indenture or the debt agreements, we may be obligated to repay immediately all amounts outstanding under our debt, including amounts outstanding under the Notes. We may not have sufficient funds or other resources available to pay these amounts.

Our Suppliers May be Unable to Provide Uninterrupted Up-To-Date Equipment and Service Which May Have a Negative Impact on Our Business

Our networks and the marketing of our services depend on an adequate supply of transmission, switching and other network equipment as well as mobile handsets, and upon our suppliers’ ability to deliver dependable technical support. We purchase our mobile network equipment and related software from leading international telecommunications systems equipment suppliers. We may not be able to obtain mobile network equipment from alternative suppliers on a timely basis, if our current suppliers are unable to satisfy our equipment requirements, particularly if the growth in demand for mobile network equipment exceeds our suppliers’ ability to meet such demands. Similarly, due to extremely high demand, we may, at times, be unable to obtain the most current models of mobile handsets. We may be unable to attract new customers if we cannot offer them their preferred models.

In our experience, suppliers sometimes extend delivery times, limit supplies and increase the prices of supplies because of their own supply limitations and other factors. Our business, financial condition and results of operations could be adversely affected if the prices of our required supplies rise significantly or if our current suppliers fail to provide us with adequate supplies of up-to-date equipment or dependable maintenance support in a timely manner.

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

Risks Relating to the Telecommunications Industry

We Operate in a Highly Competitive Environment

The mobile telecommunications market in the Slovak Republic is highly competitive, with two operators, ourselves and Globtel, competing directly to attract and retain customers. Based on information released by Globtel to the press in January 2002, we estimate that we held a 43.9% market share as of December 31, 2001.

Competition is based primarily on the pricing of services and handsets, network quality, the range of services offered, as well as customer service provided. Prices for mobile telecommunications services in the Slovak Republic have declined significantly since the launch of GSM(1) 900 services in 1997 and are currently among the lowest in Europe. We cannot predict the future pricing policies of our competitor and competition may continue to drive the prices for mobile telecommunications services lower and cause us to lose market share.

In addition, the data network services market in the Slovak Republic will become more competitive as fixed-line services are liberalized and competitors enter the market. This is currently expected to happen as of January 1, 2003. We expect both our market share and prices we can realistically charge for our services in order to remain competitive in the data network services market to decrease. To continue to compete successfully in the data network services market, we will need to introduce new technologies and services on an ongoing basis and maintain or establish adequate network facilities. If we fail to meet these competitive challenges in the data market, our business, financial results and results of operations could suffer.

The Award of New UMTS Licenses May Affect Our Competitive Position

The Telecommunication Office of the Slovak Republic (the “Telecom Office”) opened a tender for a third nationwide GSM 900/1800 license combined with a UMTS(2) license on March 15, 2002. The tender also foresees the award of two additional UMTS licenses. The award of a third GSM 900/1800 license to another telecommunications operator in the Slovak Republic would lead to additional competition for the existing operators, which could have a negative effect on our business, financial condition and results of operations. UMTS is a mobile telephony standard that will allow mobile operators to offer more advanced services than are available using the GSM standard. In the event we should decide not to participate in the current tender for a UMTS license, we may be put at a competitive disadvantage if we cannot offer our customers the advanced range of services this system offers and we could lose market share as result. In the event we do decide to participate in the tender and are awarded a UMTS license, it will be necessary for us to make significant capital investments in view of the gradual implementation of UMTS services and we cannot guarantee that we will be able to generate sufficient additional revenues from the new services in order to offset these expenses. As a result, our business, financial results and results of operations could suffer.

We Operate in an Uncertain and Changing Regulatory Environment

The Slovak government performs and supervises the licensing, construction and operation of telecommunications systems and services and allocates frequency spectrum through various governmental entities, including the Ministry of Transport, Posts and Telecommunications (“MTPT”), and the Telecom Office as well as general competition authorities such as the Antimonopoly Office. The laws and regulations governing our operations have not been fully interpreted by the applicable regulatory authorities and the application of these laws and regulations is uncertain. In addition, these laws and regulations are not always applied consistently. This uncertainty could cause our business, financial condition and results of operations to suffer. In addition, which services we are able to provide to our customers, for how long we are granted the right to provide these

(1)	Global System for Mobile Communication (originally known as Groupe Système Mobile).
(2)	Universal Mobile Telecommunications System.

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

The Telecommunications Act of 2000 governs the telecommunications industry in the Slovak Republic and generally harmonizes the Slovak regulatory framework with that of the European Union. Any changes in legislation could require us to comply with more onerous regulations regarding licensing, competition, frequency allocation, interconnection, costs and arrangements pertaining to leased lines, or other factors. These changes could cause our business, financial condition and results of operations to suffer.

Other government regulations could also have a negative effect on our business. For example, increases in the value-added tax rate applicable to telephone services, which have occurred in the past, could decrease customer usage, which, in turn, could cause our business, financial condition and results of operations to suffer.

We Depend Upon Interconnection With Other Telecommunications Networks

Our network must interconnect with other telecommunications networks for us to offer our services to customers. For example, in order to provide commercially viable mobile services, we must be able to interconnect with the telecommunications networks of existing and future fixed-line and mobile operators in the Slovak Republic as well as with those of international operators. In addition, we need to lease lines from Slovenské telekomunikácie, a.s. (hereafter referred to as Slovak Telecom) to connect the elements of our network.

We are currently parties to two interconnection agreements with Slovak Telecom with respect to our NMT and GSM services, respectively, as well as an interconnection agreement with Globtel with respect to both our NMT and GSM services. If one of these interconnection agreements were to terminate or if we experience a material increase in interconnection charges under these interconnection agreements, our margins could be reduced or we could be forced to offer mobile telecommunications services at non-competitive prices. These factors could cause our business, financial condition and results of operations to suffer.

We Depend on Increased Demand for Mobile Telecommunications Services

The development of our business depends, in large part, on increases in demand for mobile telecommunications services in the Slovak Republic. The size of our future customer base will be affected by a number of factors that are beyond our control, including:

•	general economic conditions in the Slovak Republic;

•	the development and level of competition in the mobile and managed data network services markets in the Slovak Republic; and

•	the possible development of competing telecommunications technologies.

A significant economic downturn in the Slovak Republic could adversely affect our business and results of operations by slowing the rate of customer growth or causing a decline in average monthly usage per customer.

In addition, we expect that the average monthly minutes of use per customer, and as a result, average monthly revenues per customer will decrease as the level of mobile penetration in the Slovak Republic increases. This is likely to occur because we expect the majority of our future new customers to be non-business customers as well as pre-paid customers who generally use their mobile service less frequently than business customers.

Churn Limits Our Customer Growth

“Churn” refers to customer disconnections or suspensions of service. These disconnections and suspensions may be involuntary, such as when customers fail to pay their bills or when we suspect fraudulent use of our services. These disconnections and suspensions can also be voluntary, such as when customers decide to switch to a competing mobile network or terminate their use of mobile telecommunications services altogether. The rate of churn indicates the percentage of our customer base that we need to replace in any given period prior to achieving net customer growth. Our total average monthly rate of churn for our mobile services was 2.8% in 1998, 2.4% in 1999, 1.5% in 2000 and 1.7% in 2001. The fact that the number of pre-paid customers as a percentage of our overall customer base is growing continually may increase our voluntary churn rate, because pre-paid customers are not bound by a contract to use our service for a minimum period of time, as is the case with post-paid customers. High levels of churn could cause our business, financial condition and results of operations to suffer.

Our Business Depends on a License From the Slovak Regulatory Authorities

We provide telecommunications services to our customers pursuant to a license granted to us by the Telecom Office in July 2000. If we fail to maintain this license or it is terminated, our business, financial condition and results of operations to suffer and we may not be able to satisfy our obligations to you under the Notes. See Item 4B. “Business Overview—Mobile—Licenses.”

Our Business is Subject to Risks Posed by Rapid Technological Changes

The telecommunications industry constantly faces rapid and significant changes in technology. We compete with entities providing other communications technology and we may compete with providers of technologies currently in development, which include satellite-based personal communications services, private and shared radio networks and other communications services that have the technical capability to handle mobile telephone calls and interconnect to fixed-line telephone networks. The technology we use may become obsolete and may be subject to competition from new technology in the future. We cannot predict the effect of emerging and future technological changes on the viability or competitiveness of our network or the costs of adapting our network to new technology.

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

Market Trading Prices for the Notes May be Volatile

Trading in the Notes may be affected by developments in other markets. Securities of companies located in emerging markets have been influenced, to varying degrees, by economic and market conditions in other countries. Although economic conditions are different in each country, investors’ reactions to developments in one country may affect securities in other countries, including the Slovak Republic. Market prices for the Notes are likely to be more volatile than market prices for similar securities issued by companies operating in more developed markets.

We May Not be Able to Finance a Repurchase of the Notes in the Event of a Change of Control

In the event we experience a change of control, you may request that we purchase some or all of your Notes for cash at a price of 101% of their principal amount, plus accrued and unpaid interest. The term “change of control” is defined in the indenture which governs the Notes. Our financing company may not be able to repurchase the Notes upon a change of control because of other existing contractual obligations. We may not have sufficient funds at the time of a change of control to make the required purchases.

The change of control provision referred to above may not protect you in the event of a highly leveraged transaction, including a reorganization, restructuring or merger. A shift in voting power or beneficial ownership may not be significant enough to qualify as a change of control under the indenture and may not trigger the protection provisions. Except as described under “Description of the Notes—Repurchase at the Option of Holders Upon a Change of Control,” in the prospectus distributed with the New Notes, the indenture which governs the Notes does not contain provisions that permit you to require our financing company to repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.(3)

Risks Relating to the Slovak Republic

There Are Risks Associated With Investing in Emerging Markets Such as the Slovak Republic

Because of its relatively recent transition to a market economy, the Slovak Republic is subject to many risks, including:

•	adverse changes in its economic and governmental policy;

•	relatively low levels of consumers’ disposable income;

•	relative instability of new institutions;

•	shifts in regulation that we cannot predict;

•	inconsistent application of existing laws and regulations; and

•	slow legal remedies.

During the administration of Prime Minister Vladimir Meciar, which ended in October 1998, the Slovak government was criticized both inside and outside the country because it failed to adhere to democratic reforms. This failure led to a negative effect on the Slovak Republic’s external relations with certain Western countries and organizations. Furthermore, parliamentary elections are scheduled for the fall of 2002 and there is a chance that Vladimir Meciar may regain the position of Prime Minister and remove the current administration. Even if Mr. Meciar is not elected Prime Minister himself, it is probable that he and his party will have considerable influence in the government or any coalition to be formed after the fall elections. We cannot foresee what effect such a change in government might have on the political and economic situation in the Slovak Republic.

From 1994 to 1998, economic growth in the Slovak Republic, measured in terms of real GDP, averaged 5.9% per year. The current government took office in November 1998 and implemented certain budgetary measures designed to lower the fiscal deficit. The fiscal deficit grew in recent years and the government financed

(3)	This information is contained in the Registration Statement on Form F-4 filed with the Securities and Exchange Commission (“SEC”) on August 18, 2000.

it with short-term debt. The government announced that it would cut unemployment benefits and re-impose a 7% import surcharge. As a result, economic growth in the Slovak Republic slowed to 1.9% in 1999, 2.2% in 2000 and 3.3% in 2001. The inflation rate diminished to 8.4% in 2000 and 6.5% in 2001 after rising to 14.2% by the end of 1999 from 5.6% at the end of 1998. The government abolished the import surcharge again as of January 1, 2001. Despite the Slovak Republic’s efforts to stimulate economic growth and attract foreign investment and current investment grade ratings of Baa3 by Moody’s and BBB- by Standard and Poors, the country lagged behind its Eastern European peers with respect to inflow of foreign capital in years 2000 and 2001 and the Slovak Republic had a trade balance deficit in excess of 10% of the country’s gross domestic product for the fiscal year 2001. In addition, the Slovak Republic’s prospects of getting invited to join NATO and/or the EU have grown weaker in 2001, thereby further hurting the country’s ability to attract foreign investment.

Political and economic instability in the Slovak Republic could discourage foreign and local investment and spending, and reduce demand for our services, causing our business, financial condition and results of operations to suffer. Furthermore, international investors generally consider the Slovak Republic an emerging market. We cannot assure you that political, economic, social and other developments in the Slovak Republic or other emerging markets will not have an adverse effect on the market value and liquidity of the Notes.

Inflation and Currency Fluctuations Affect Our Business

During the Slovak Republic’s continuing transition to a market economy, the country has experienced high levels of inflation and the devaluation of the Slovak Crown. See Item 3A “Selected Financial Data—Exchange Rate Information” above.

Inflation and currency devaluation have had, and will continue to have, an effect on our financial condition and results of operations. A substantial portion of our revenues and operating expenses are denominated in Slovak Crowns and tend to increase with inflation. A substantial majority of our capital expenditures and our debt service costs have historically been made in Deutsche Marks, Euros or U.S. dollars. Because our revenues are primarily generated in Slovak Crowns, we are exposed to foreign exchange risk on any debt, capital expenditures or other liability denominated in any other currency. This includes the Notes. Our non-Slovak Crown-denominated long-term borrowings from third parties were Sk6,577.6 million, as well as Sk197.1 million in interest accrued thereon, as of December 31, 2001.

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

The Legal and Political Systems in the Slovak Republic are in a State of Transition

The Slovak Republic is in transition from being a former member of the Eastern Bloc to being a democracy with a liberalized economy. Its laws and regulations and their interpretations are uncertain and in a state of considerable change. In addition, the Slovak Republic’s current government has only been in power for approximately three years and there can be no assurances that the current trend towards democracy and a liberalized economy will continue, in particular, if a government under Vladimir Meciar were to return to power in the upcoming elections. Accordingly, we cannot predict how a court will interpret and rule on legal issues that could affect us. For example, the laws on taxation, bankruptcy and enforcement procedures change frequently and unexpectedly and are subject to varying interpretations. Future tax legislation affecting us may be applied retroactively.

In addition, due to the many formalities required in order to comply with the law in the Slovak Republic and the changes that Slovak law is undergoing, we may have violated, may be violating or may in the future violate the requirements of certain Slovak laws, such as provisions of telecommunications, labor, administrative, tax and corporate laws. We do not reasonably expect any such violations will have a material adverse effect upon our business, results of operations or financial condition, but there can be no assurance that this will be the case.

Insolvency and Administrative Laws in the Slovak Republic Could Negatively Affect Your Ability to Enforce Your Rights Under the Notes

As a Slovak company, we are subject to Slovak laws governing insolvency and bankruptcy proceedings. These laws differ in several significant respects from comparable provisions of U.S. law.

Our debt to you will, generally speaking, rank equally with our debt to our other unsecured and unsubordinated creditors. Nevertheless, Slovak bankruptcy law gives priority to some classes of unsecured creditors over other classes. As a result, amounts owed to you based on the Notes would be paid only after we pay other creditors that are entitled to priority under Slovak bankruptcy law. This priority debt includes, for example, certain employees’ claims, amounts paid to organize the bankruptcy proceedings, state claims for taxes, charges, customs, fines, subsidies and state guarantees, claims for insurance premiums in connection with pension, social and health insurance plans as well as claims of mortgage bondholders.

The classes of such creditors entitled to priority under Slovak bankruptcy law have changed in the past and may change in the future. Any such future changes may be adverse to your interests. In addition, you will generally not be entitled to interest on your claim for the duration of the bankruptcy proceeding and you will not be able to recover costs you incur to enforce your claims against us.

Slovak bankruptcy law generally recognizes contractual subordination of debt. However, subordination agreements are governed by provisions of the Slovak Commercial Code which are not clearly drafted and which have not been tested in practice. As a result, a Slovak bankruptcy court may not recognize the subordination agreements among certain of our creditors. If a bankruptcy court does not recognize these subordination agreements, our debt to our subordinated creditors may rank equally with our debt to you.

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

Under Slovak bankruptcy law, claims which have not been registered with the bankruptcy courts within the applicable deadlines are deemed inadmissible.

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

The government of the Slovak Republic has recognized that current Slovak bankruptcy law does not allow for efficient reorganizations, workouts, restructurings or swift distributions to creditors of troubled businesses. The Slovak government has expressed a desire to reform Slovak bankruptcy laws in order to address these perceived deficiencies.

It May Not be Possible to Enforce Certain Civil Liabilities Against us and Our Financing Company

We are a Slovak corporation and substantially all of our assets are located outside the United States. Our financing company is a Dutch corporation and substantially all of its assets are located outside the United States. In addition, most of our directors and officers as well as most of our financing company’s directors and officers reside in countries other than the United States, and most of their assets are located outside the United States. You will need to comply with foreign laws in order to enforce judgments obtained in a U.S. court against our assets and those of our financing company, or to foreclose upon these assets. You may not be able to serve process upon our directors and officers within the United States, and may also not be able to enforce civil liabilities based on the U.S. federal securities laws or any other similar U.S. laws in the Slovak Republic or The Netherlands.

We Bear the Risk of Fraud and Bad Debt

We sometimes do not receive payment from our customers for services rendered and we bear the cost of fraudulent use of our access codes for mobile and data services. We experience higher incidences of fraud in the Slovak Republic than is the case in Western Europe in general, in part because of the developmental nature of the Slovak economy. We bear not only our own costs for services provided to fraudulent users of our network, but we must also reimburse other carriers for services they provide to these fraudulent users.

Although modern technology reduces the risk of fraudulent use of access codes to mobile and data services, this technology does not eliminate fraud entirely and may not be able to withstand future means developed by fraudulent users. We must, therefore, periodically evaluate whether to spend significant amounts of money to acquire new and updated antifraud technology.

Slovak law does not permit us to claim the full tax benefit resulting from a write-off of uncollectable receivables until we have pursued all available legal remedies against a delinquent customer. As a result, we do not write off uncollectable receivables after a certain period of non-payment, but rather, we wait until the customer is declared bankrupt or a court has otherwise decided the matter before we record a write-off and the associated tax deduction. It is not commercially practical for us to commence legal proceedings against each customer who fails to make payments on our invoices. We, therefore, expect to carry increasing levels of uncollectable receivables on our balance sheet. Our bad debt expense and our contra-revenue relating to subscription fraud totaled Sk132.7 million in 2000 and Sk71.5 million in 2001.

The Slovak Republic does not permit credit checks on potential customers using credit bureaus or other third-party sources. We have established and maintain our own databases, through which we conduct credit checks on potential customers. For example, we collect information from all applicants for mobile telecommunications services regarding their home ownership and utility payments. We maintain records of existing customers who fail to pay us. However, our information is very limited. Because we are severely constrained in our ability to check the credit history of potential customers, we incur more instances of customer defaults and fraud than we would typically expect if such checks were permitted. These cases of default and fraud increase our average cost of providing services and our level of bad debt. The credit risk of our customer base may increase as the share of our revenue we derive from small businesses and non-business customers increases.

There Are Risks Associated With the Non-Transferability of Our License

Our license is not transferable by contract, by operation of law or by decision of a court. If we default on the Notes, you may request a judicial sale of our assets in order to repay amounts owed to you under the Notes. In this case, you would likely seek to sell our business as a going concern in order to maximize the proceeds. A sale of our business would not, however, include a transfer of our license, which might decrease the value of our business substantially.

Risks Relating to Our Shareholders

We Are Indirectly Controlled by Multiple Shareholders

As of December 31, 2001, Atlantic West B.V. (hereafter referred to as “AWBV”), a joint venture between subsidiaries of AT&T Wireless Services, Inc. and Verizon Communications Inc., had 47% of the total voting rights and a 49% economic interest in our company.* Slovak Telecom, 51% of which is owned by Deutsche Telekom AG, 34% by the Slovak Republic through MTPT and 15% by the National Property Fund (the “NPF”),(4) had 53% of the total voting rights and a 51% economic interest in our company.* Our shareholders can influence our business because they control all actions that require shareholders’ approval and have their representatives on our board of directors. Our shareholders do not have any obligation to support us financially or to exercise their rights as shareholders in the best interests of us, as a company, or you, as holder of Notes. If the interests of our shareholders conflict with your interests, our shareholders will likely act in their best interests which might be to your detriment. For example, the interests of our shareholders would conflict with your interests if we faced financial difficulties and were unable to comply with our obligations to you under the Notes. In addition, our shareholders may cause our business to pursue strategic objectives that may be adverse to your interests as a holder of Notes.

We Compete With Our Majority Shareholder

Our majority shareholder, Slovak Telecom, is currently still the monopoly provider of national fixed-line public telephony services and international public telephony services in the Slovak Republic, until the planned liberalization of this market, which is expected by January 1, 2003. Our data business competes for customers directly with Slovak Telecom. In addition, our mobile telecommunications services compete with Slovak Telecom’s fixed-line telecommunications business as we both deliver voice telephony services to our respective customers. This competition may become more intense as usage of mobile telecommunications services increases in the Slovak Republic and residents view mobile telecommunications as a substitute for fixed-line telecommunications. This competition with Slovak Telecom could cause us to lose customers and could create conflicts of interest with our majority shareholder. Slovak Telecom could influence our operations in ways that are favorable to it as our shareholder but adverse to us as a company, our minority shareholders and you.

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

Reliance on Shareholders for Personnel

The services of our acting chief financial officer, director of sales and marketing, chief technical officer and director of strategic planning are provided to us on a secondment basis by our shareholders or their affiliates. We

(4)	The National Property Fund is a legal entity established by a law passed by the Slovak parliament in 1991 to hold equity participations in various businesses in view of their subsequent privatization.
*
  Please note that these percentage figures are rounded for purposes of convenience throughout this document. For the exact percentage   shares with regard to share ownership see Item 6E. “Share Ownership.”

also have used the services of a number of employees of our shareholders or their affiliates as consultants, primarily in the areas of network operations, information systems, marketing and customer care operations. We cannot be certain that these seconded employees and consultants will continue to work for us. If they were no longer available to us, we would have to hire new employees to fill these positions. Competition for this type of specialized personnel is intense and there is limited availability of persons with the required knowledge and experience in the Slovak Republic. If our seconded employees or consultants were no longer made available to us or they were not willing to continue their working relationship with us, our management efficiency would be impaired and our business, financial condition and results of operations could suffer.

Item 4:    Information on the Company

A.	History and Development of the Company

We are a joint stock corporation incorporated under the laws of the Slovak Republic in Bratislava on December 16, 1996. Our principal executive offices are located at Vajnorská 100/A, 831 03 Bratislava in the Slovak Republic. Our telephone number is +421-2-4955-4709 and our corporate website address is www.eurotel.sk. The address of our agent for service in the United States is CT Corporation, 111 Eighth Avenue, New York, New York 10011 and its telephone number is +1-212-894-8940.

EuroTel was originally formed in November 1990 in Czechoslovakia as a joint venture between the predecessor of Slovak Telecom and AWBV. In November 1990, this joint venture was awarded a 20-year exclusive license to operate an analog NMT 450 MHz network in the region that is now known as the Slovak Republic. The joint venture also received a license to construct and operate a public switched packet data network. The joint venture launched NMT 450 mobile telecommunications services in September 1991 and began to provide managed data network services in November 1991. The Company was converted from a limited liability company into its current form of a Slovak joint-stock company in December 1996. In August 1996, we received one of two licenses granted by the MTPT to build and operate a GSM 900 MHz network and we launched this service in February 1997. In July 1999, our original GSM 900 MHz license was amended and we received one of two licenses granted by the MTPT to build and operate a GSM 1800 MHz network. We are now building out this GSM 1800 MHz network on a selective basis to provide additional in-building coverage and expanded capacity and to complement our existing GSM 900 MHz network. In July 2000, the Telecom Office consolidated our licenses into one general license, which is valid until 2011, at which point we will have the option to renew the license for up to an additional 10 years. In addition, we are also reviewing the possibility of participating in a tender for a UMTS license, which is currently being held by the Telecom Office. The tender was opened by the Telecom Office on March 15, 2002, in the form of a “beauty contest,” whereby the licenses are tendered at a fixed price and granted to the applicant which fulfills certain set criteria with respect to its existing services and provides the most attractive strategy for the implementation of the new service. All submissions for the tender are due by May 14, 2002, in view of an allocation of licenses to the winning applicants by June 2002. In the event we decide to submit an application for a UMTS license, which is ultimately successful, management expects that we will be in a position to roll out UMTS service within the next three to four years.

B.	Business Overview

We are a leading telecommunications company in the Slovak Republic, offering both mobile telecommunications and managed data network services. We are one of only two mobile providers licensed to offer GSM mobile telecommunications services and we are the Slovak Republic’s sole provider of analog NMT services. As of December 31, 2001, our GSM network covered approximately 81% of the geographical area of the Slovak Republic in which approximately 98% of the Slovak population lives. We also provide managed data network services to a variety of domestic and multinational businesses and Slovak government institutions. As of December 31, 2001, we had 942,615 mobile customers, up from 493,032 as of December 31, 2000, which represents an estimated market share of 43.9% based on the number of mobile customers. As of December 31,

2001, we had 3,374 managed data network customers, consisting primarily of customers of our frame relay and X.25 services, up from 3,024 as of December 31, 2000. For the year ended December 31, 2001, we generated revenues of Sk7,988.8 million, cash flows from operating activities of Sk2,002.7 million and a net income of Sk307.1 million. In 2001, we generated EBITDA of Sk2,611.7 million. See footnote (1) to Item 3A. “Selected Financial Data” for a definition of EBITDA.

Management divides EuroTel’s operations into two business segments based on the services provided:

•	mobile telecommunications services; and

•	managed data network services.

EuroTel operates in a sole geographical market: the territory of the Slovak Republic. Over the past three years our segment revenues were as follows:

	Year Ended December 31,
	1999	2000	2001
	(in millions of Slovak Crowns)
Mobile Telecommunications Services	4,431.1	5,554.0	7,515.4
Managed Data Network Services	454.4	447.9	473.4

	4,885.5	6,001.9	7,988.8

Our Services

Mobile Telecommunications Services.    Under the brand name EuroTel, we provide a broad range of voice and value-added mobile telecommunications services, including voicemail, call waiting, call forwarding, short messaging services (known as “SMS”), account information services and wireless Internet access. As of December 2001 we offered a number of mobile service plans, including a choice of five post-paid service plans under the service name Tempo, to attract and retain a wide range of customers with a variety of service needs. In February 2002, we restructured our palette of post-paid mobile service plans under the service name Viac (the Slovak expression for “more”). In addition to our post-paid plans we offer two pre-paid options under the service name EASY. We provide full international roaming capabilities to all of our GSM post-paid customers through 197 international roaming agreements with GSM operators in 97 countries, including all European countries with GSM services. For our pre-paid customers we provide an EASY SMS Roaming service enabling them to receive and send text messages while abroad. For selected residential and business customers, we continue to offer mobile telephony service over our analog NMT network.

We estimate that as of December 31, 2001, we had a 43.9% share of the Slovak mobile telecommunications market based on the number of customers. The number of our mobile customers increased to 942,615 as of December 31, 2001, from 493,032 as of December 31, 2000 and 267,369 as of December 31, 1999. We believe, based on our experience in the market, that we captured 43.3% of the net number of mobile customers added in the Slovak Republic in 2001. As of December 31, 2001, we had 708,834 pre-paid and 233,781 post-paid customers.

The provision of mobile telecommunications services in the Slovak Republic involves certain risks. We operate in a highly competitive environment and we are subject to significant governmental regulation. For a discussion of these and other risks we face, see Item 3D. “Risk Factors—Risks Relating to the Telecommunications Industry” above.

Managed Data Network Services.    In addition to our mobile telecommunications services, we offer:

•	managed data network services;

•	dedicated Internet access and Internet service to businesses and government agencies in the Slovak Republic; and

•	dial-up Internet access to business and retail customers and dial-in access for points of sale (POS) applications.

We provide these managed data network services using primarily frame relay, X.25 and Internet Protocol (IP) technologies. We connect our customers and direct traffic across our data network using ATM switching nodes and routers. We purchase our ATM switching nodes from Nortel Networks and our routers from Cisco Systems. We supply transmission capacity for data services by lines we lease from Slovak Telecom and by our own nationwide microwave backbone network. We provide last-mile connection to customers via lines leased from Slovak Telecom or microwave links and dial connections via a fixed-line telephone network, Integrated Serviced Digital Network (“ISDN”) or GSM network.

Our major data customers include financial institutions, government departments and agencies as well as domestic and multinational businesses with substantial national and cross-border data communications needs. As of December 31, 2001, we had 3,374 managed data network customers with an aggregate of 6,923 connections. We believe our advanced technological capabilities and strong customer service enable us to be one of the leading providers of managed data network services in the Slovak Republic.

As is the case with the provision of mobile telecommunications services, the provision of managed data network services in the Slovak Republic involves certain risks. We operate in a highly competitive environment and we are subject to significant governmental regulation. For a discussion of these and other risks we face, see Item 3D. “Risk Factors—Risks Relating to the Telecommunications Industry” above.

How We Differentiate Ourselves

We believe that the following factors distinguish us from our competitors and should assist us in realizing our business plan:

Superior Network Quality    We have designed and built our networks and supporting information technology systems using advanced digital technology to provide the highest quality and most sophisticated mobile telecommunications services on a nationwide basis in the Slovak Republic. We believe the quality of our GSM mobile network is evidenced by our call completion rate of 99.1% in 2001 and our call success rate of 99.2% in 2001 (see “Mobile—Network—Performance and Quality Assurance” below for a definition of both “call completion rate” and “call sweepstake”). We believe our superior network quality provides us with a competitive advantage in the Slovak mobile telecommunications services market, particularly among high-usage business customers. As of December 31, 2001 our cumulative investment in our telecommunications networks and other property and equipment was Sk10,444.5 million. Future investments in our mobile networks will include a selective GSM 1800 MHz network roll out as well as the implementation of GPRS service as well as, possibly, UMTS service, in order to expand our network capacity, coverage and range of services.

Leading Brand Among High-Usage Customers.    Since launching commercial operations in 1991, we have invested significant amounts to establish our brand name and to position our company as a leading provider of high-quality services with advanced features and outstanding customer service. We believe our network’s call quality and customer care operations contribute to favorable brand awareness among both existing and potential customers. In particular, we have tried to attract and keep high-usage customers as these customers tend to be the most profitable. High usage customers are generally less price-sensitive, less prone to switching operators and represent a lower credit risk. Within this segment, we seek to minimize churn by providing tailored loyalty and retention programs and outstanding customer service and by introducing new value-added services. We also try to attract new high-usage customers using focused marketing and innovative rate packages.

Broad Product Offering.    Our broad range of telecommunications services enables us to offer “package solutions” to financial, corporate and governmental customers. We offer our customers a range of mobile telephony services, dedicated and dial-up Internet access, web-hosting, leased lines and private network services as well as other voice and data services. We believe by offering combined mobile and managed data network services we can further distinguish our mobile telecommunications services from those of our competitor. We believe this ability to provide “packaged solutions” will aid our growth as mobile and data telecommunications services converge.

Countervailing Risks.    While we believe that the above factors should assist us in realizing our business plan, our business, financial condition and results of operations may be materially adversely affected by many factors beyond our control. As a general matter, you incur greater risk if you invest in the securities of an issuer with substantial operations in emerging markets such as the Slovak Republic than if you invest in the securities of issuers with substantial operations in the United States, Western Europe or other similar jurisdictions. For a discussion of certain of the risks we face, see Item 3D “Risk Factors” above.

Strategic Initiatives for 2001 and 2002

The principal strategic initiatives launched by the management in 2001 and 2002 and the results to date are summarized below:

Increased Marketing Initiatives for Post-paid Customers.    We recently implemented several marketing initiatives for post-paid customers. In February 2002, our post-paid mobile service plans were restructured under the service name Viac. We improved the sound quality of calls on our network by adopting enhanced full rate (known as “EFR”) voice coding technology. EFR technology improves sound reproduction quality in GSM mobile phones that are compatible with this function. We also continued to roll out selected products and value-added services for our post-paid customers. We launched high speed circuit switched data service in January 2002, enabling our customers to transfer data across our wireless network at speeds of up to 43.2 kbps.

Manage Churn and Reduce Bad Debt.    During 2000 and 2001, we implemented a number of programs to reduce the level of churn and bad debt. To reduce voluntary churn, caused by customer attrition, we introduced new programs to retain customers, such as loyalty programs and targeted renewal campaigns for post-paid customers whose contracts were near expiration. To reduce involuntary churn caused by non-payment and fraud, we increased our efforts to screen prospective customers and implemented a policy of encouraging customers without adequate credit history to consider our pre-paid service. To improve the screening of potential customers, we improved our point-of-sale controls and aligned dealer commission structures more closely with our goals. As a result of these programs, we were able to maintain the monthly average involuntary churn rate for GSM post-paid customers in 2001 at 0.7% per month, consistent with the level of 0.7% in 2000 and slightly lower than the level of 1.3% in 1999.

Enhancement of distribution network and improvement of sales process quality.    We are continuously increasing the coverage of our distribution network, especially focusing on high traffic locations such as supermarket chains. We are currently in the process of implementing new contract conditions with our brand stores that are aimed at enhancing levels of service. We are also introducing a new uniform design for our affiliated brand stores using, among other things, an on-line information manual in order to be able to cater to our customers in more efficient ways, applying modern merchandising rules and differentiating ourselves from our competitors. The training process for employees of both our EuroTel stores and our affiliated brand stores is being redesigned to further improve the quality of service.

Continued Investment in Network Improvement.    In the course of 2001, we invested Sk1,647.4 million in capital expenditures to increase our network capacity and improve our service levels. According to our current business plan for 2002, we expect to spend approximately Sk4 billion in capital expenditures (excluding possible fees payable in connection with a UMTS license) principally to:

•	build additional network capacity and coverage in order to be able to deliver service to a growing number of customers;

•	introduce new products and services; and

•	continue to guarantee our high-quality service.

On March 15, 2002, the Telecom Office opened a tender for the rights to a third GSM 900/1800 license together with a third-generation (UMTS) mobile telephone license for Sk1.5 billion. At the same time, the

Telecom Office is offering two standalone third-generation (UMTS) mobile telephone licenses for Sk1.499 billion each. The tender for these three new licenses is being held in the form of a “beauty contest,” whereby the licenses will be awarded at the set price to the applicant, in each case, who meets certain set criteria with respect to its existing service and submits the most attractive proposals for the implementation of new services based on the license received. The bids for this tender must be submitted by May 14, 2002, with a view to an allocation of the winning bids by June of 2002. EuroTel is currently in the process of evaluating whether to participate in the tender for one of these UMTS licenses. Management is still in the process of assessing an estimate of the capital expenditure that will be required in order to make economical use of the benefits of the UMTS license.

Mobile Telecommunications Services

We offer digital and analog mobile telecommunications services in the Slovak Republic. We are one of only two mobile telecommunications providers licensed to offer GSM mobile telecommunications services and are the sole provider of analog NMT services. As of December 31, 2001, our GSM network covered approximately 81% of the geographic area of the Slovak Republic where approximately 98% of the Slovak population live. As of December 31, 2001, our 942,615 mobile customers represented about 43.9% of mobile customers in the Slovak Republic.

Mobile—Services and Products

Standard Voice and Value-added Services.    Our basic mobile telecommunications services include GSM and NMT network access throughout the Slovak Republic. In addition, we offer our GSM customers a wide selection of value-added services and special features, such as call forwarding, caller ID, voicemail, SMS, mobile fax, call barring, multi-way calling, and Internet access as well as free access to emergency public service numbers and certain EuroTel customer service numbers. Some of the most recent additions to our value-added services include:

•	Easy SMS Roaming, launched in June 2001, which allows our pre-paid customers to send and receive text messages while they are abroad.

•
Easy ATM Recharge, launched in August 2001. This service enables our pre-paid customers to recharge their accounts through a wide network of automated teller machines (“ATMs”) of Všeobecná Úverová Banka, a major Slovak bank.

•	Tempo 20, a post-paid service plan bundling 20 minutes and 20 SMS, in order to satisfy the communication needs of low usage customers.

•
Easy DUO, which we launched in November 2001. This service grants our pre-paid customers a 50% discount on calls to one selected number on the EuroTel mobile network or the Slovak Telecom fixed line network.

•
High Speed Data, launched in January 2002, this service allows our customers to perform data transfer through our GSM network at speeds of up to 43.2 kbps. The service is based on High Speed Circuit Switched Data (“HSCSD”) technology.

In August 2000 we became the first telecommunications company in the Slovak Republic to commercially launch Internet access via Wireless Application Protocol (“WAP”). Our “Mobile Internet” service provides customers with mobile access to the Internet, offered through a range of pricing plans. We also offer our customers a selection of WAP-enabled mobile phones through which they can access the Mobile Internet.

We intend to continue to roll out new value-added services and special features to maintain our reputation as an innovator in the marketplace, stimulate revenue per customer, reduce churn and attract more customers. Future value-added services and special features will include expanded SMS text features and e-mail capabilities as well as the ability to choose from a variety of options to recharge pre-paid accounts.

Our NMT service is a price-competitive nationwide service that offers the same basic telephony features as our GSM service. With the NMT service we primarily target rural areas, where GSM service coverage may be limited, and users who do not require international roaming outside the Slovak and Czech Republics.

International Roaming.    Our post-paid GSM customers can make and receive calls and text messages while outside the Slovak Republic using GSM mobile networks of foreign operators with whom we have roaming agreements. Conversely, customers of these foreign operators are able to place and receive calls while in the Slovak Republic using our GSM mobile network. Our pre-paid customers can make and receive text messages while they are abroad. As of December 31, 2001, we had 197 roaming agreements in 97 countries throughout Europe, North and South America, Asia, Africa and Australia. We are working to expand our worldwide roaming coverage further and also expect to be able to offer full roaming features to our pre-paid customers in 2002. International roaming for our NMT customers is limited to the Czech Republic.

Mobile Handsets and Accessories.    We offer our customers a variety of portable handsets that use GSM technology, including models manufactured by Nokia, Ericsson, Siemens, Motorola, Panasonic and Alcatel, together with a wide array of accessories such as carrying cases, batteries, desktop chargers, car chargers and hands-free equipment. We do not manufacture handsets or accessories. Non-promotional prices for our GSM handsets typically range from Sk5,000 to Sk10,000. We sell new and refurbished analog handsets for our NMT service, including models manufactured by Nokia. Customers are not required to purchase handsets from us and many of them choose to obtain handsets from other sources.

Mobile—Service Plans and Promotions

Post-paid Plans.    As of December 31, 2001, we offered five post-paid service plans, each designed to target a different specific segment of our customer base in order to optimally respond to customer demand. The main price components of our post-paid plans are a monthly service fee (which includes a predetermined number of free bundled minutes with or without included bundled text messages) and per-minute airtime fees. The airtime fees vary based on the type of pricing plan, the time of day at which a call is placed and the network on which the call terminates. The table below provides a summary of our Tempo service plans as of December 31, 2001. Per-minute airtime fees apply to calls that originate on our mobile network and are billed to the calling party (“calling party pays”).

Type of Charge	Tempo 20	Tempo 60	Tempo 150	Tempo 400	Tempo 1000
Bundled minutes(1)	20	60	150	400	1000
Bundled SMS	20	—	—	—	—
Monthly service fee (Sk)	199	500	1,100	2,200	3,100

PER MINUTE AIRTIME CHARGES(2)	p	o	w	p	o	w	p	o	w	p	o	w	p	o	w

EuroTel to EuroTel	9	4.5	1	8	4.5	0	6	2.5	0	2	1	0	2	1	0
EuroTel to Globtel	10	5	5	10	5	5	10	5	5	8	5	5	6	5	5
EuroTel to fixed-line local	9	4.5	2.5	8	4.5	2.5	6	2.5	2.5	3	2	2	2	2	2

(1)	“Bundled minutes” are minutes of airtime included with the monthly service fee for which no additional per-minute airtime fees are charged.
(2)	Charges are for peak (“p”), off-peak (“o”) and weekend (“w”) airtime. Peak hours are from 08:00 to 18:00. Weekend hours are from 24:00 Friday to 24:00 Sunday.

In February 2002 we launched six redesigned post-paid service plans under the new name Viac (the Slovak expression for “more”). The table below provides a summary of our new Viac service plans.

Type of Charge	20 Viac	55 Viac	100 Viac	200 Viac	400 Viac	1000 Viac
Bundled minutes	20	55	100	200	400	1000
Bundled SMS	20	20	20	20	20	20
Monthly service fee (Sk)	199	399	669	1,199	2,199	3,099

PER MINUTE AIRTIME CHARGES(1)	p	o	w	p	o	w(2)	p	o	w(2)	p	o	w	p	o	w	p	o	w

EuroTel to EuroTel	9	4.5	1	8	2.5	0.6	6	2.5	0.6	4	2	0	2	1	0	2	1	0
EuroTel to Globtel	10	5	5	10	5	5	10	5	5	10	5	5	8	5	5	6	5	5
EuroTel to fixed-line local	9	4.5	2.5	8	2.5	2.5	6	2.5	2.5	4	2	2	3	2	2	2	2	2

(1)	Charges are for peak (“p”), off-peak (“o”) and weekend (“w”) airtime. Peak hours are from 08:00 to 18:00. Weekend hours are from 24:00 Friday to 24:00 Sunday.
(2)
Customers subscribing to 55Viac and 100Viac service plans are eligible for an additional 110 (for 55Viac customers) or 200 (for 100Viac customers) free weekend minutes for calls to other EuroTel customers once they have depleted their bundled minutes.

Our 200, 400 and 1000Viac service plans are aimed at high-usage customers, while our 20, 55, and 100Viac service plans target customers with low to moderate usage. As of December 31, 2001, approximately 24% of our post-paid customers were enrolled in what we consider to be “high-usage” plans (such as plans equivalent to the new 200, 400 and 1000Viac) and 76% were enrolled in lower usage plans (such as plans equivalent to the new 20, 55 and 100Viac).

Billing Principles—Post-paid.    Until May 31, 2001, our post-paid customers were billed in one-minute increments rounded up to the last whole minute. In June 1, 2001 we started billing our post-paid customers on our most recent GSM service plans for the first minute and then in one-second increments thereafter. As of February 1, 2002, these customers are being billed in one-second increments for the entire duration of the call. We introduced these new, refined, billing procedures in response to Globtel’s introduction of billing in second increments for their pre-paid services in 2000 and for their post-paid service in 2001.

Pre-paid Plans.    We offer two pre-paid pricing plans, EASY NON-STOP and EASY Life. The EASY NON-STOP plan has a flat fee of Sk4.9 per 30-second increment of airtime, while the EASY Life plan has different fees for peak and off-peak airtime. Customers who choose our pre-paid service can purchase a basic “SIM pack” for either Sk190 or Sk590, both of which include the SIM card required to open a pre-paid account as well as a pre-paid airtime of Sk100 or Sk500, respectively. As an alternative, customers can purchase a complete “pre-paid handset kit” with prices ranging from Sk2,990 to Sk8,000. These pre-paid handset kits each include a choice of handset in addition to the SIM pack. Once they have set up an account, pre-paid customers can then recharge this account by purchasing pre-paid coupons in denominations of Sk200, Sk500, Sk1,000 or Sk2,000 at any one of our approximately 12,000 points of sale located throughout the Slovak Republic. These points of sale include kiosks, supermarkets and gas stations. We expect to continue to expand our points of sale for pre-paid coupons in 2002. Since August 2001, we offer our pre-paid customers the option to recharge their pre-paid accounts at approximately 350 automated teller machines of Všeobecná Úverová Banka, a major Slovak bank. We intend to expand this convenient feature to the ATM networks of other banks in 2002. Finally, pre-paid customers can recharge their accounts via a text message (SMS) using EuroTel’s “direct bank debit service.” Once a pre-paid customer has enrolled a bank account with EuroTel’s direct bank debit service, the customer’s phone receives an additional menu option, which permits the customer to recharge the pre-paid account in predetermined amounts through a text message which is automatically generated by the phone.

Billing Principle—Pre-paid.    Our pre-paid customers were traditionally billed in 30 seconds increments. Starting on March 1, 2002 calls of all our pre-paid customers are billed in one second increments from the first second.

Value-Added Services.    Some of our value-added services such as WAP(5) and other special features are included in our service plans and require only the payment of per-second usage fees. Other value-added services, such as PC Internet access over our mobile network using a mobile phone as a modem, mobile fax and mobile data services are available for additional monthly fees.

Promotions.    We frequently run promotional campaigns designed to attract additional customers, increase customer subscriptions to value-added services, increase airtime usage and retain high-usage customers. We encourage non-EuroTel mobile customers to migrate to our post-paid plans by offering them handsets at a discount, which is based on the level of service plan they select. Our promotional campaigns vary in duration, typically running for two to six weeks, and are generally timed to complement the long-term advertising campaigns we run throughout the year. We also run campaigns aimed at encouraging our pre-paid customers to migrate to post-paid service plans.

All new customers who receive a subsidized handset for subscribing to one of our post-paid services as part of a promotional offer are required to enter into a service contract for a minimum of 24 months. We charge a termination fee if such a “promotional customer” cancels post-paid service before the original service contract expires. This early-termination fee is applied to the final bill and serves to partially offset the discount we offered on the handset initially. Early-termination fees vary depending on the outstanding period remaining under the service contract. As part of our retention program, selected existing customers are offered new handsets at a discount to reward them for their loyalty and/or to encourage them to upgrade their service plans and extend or renew the term of their contract.

Mobile—Sales and Distribution

We offer mobile telecommunications services through a network of direct and indirect distribution channels. Our direct distribution network consists of our direct sales force, our EuroTel stores, telemarketing and our Internet site. Our indirect network consists of independent dealers, brand stores, retailers (including “stores-in-stores”) and sales catalogs. In 2001, approximately 45% of our sales were generated by independent dealers, 21% by EuroTel stores, 26% by brand stores, 7% by Stores-in Stores (located inside Hypermarkets). Our Internet sales site and catalogs accounted for the remaining 1% of our sales for this period.

Direct Sales Force.    Our direct sales force maintains our relationship with existing corporate customers and develops and expands our corporate customer base by securing new accounts. Our direct sales representatives also expand on existing corporate account-relationships by “up-selling,” i.e., by adding new service plans and/or value-added services to existing corporate accounts. The mobile sales representatives in our direct sales force cooperate closely with specialists in our managed data network services business, in an attempt to offer “bundled service solutions” to corporate customers requiring both mobile services and data network services.

EuroTel Stores.    We maintain and operate 14 of our own EuroTel stores, which offer exclusively EuroTel services and where customers can purchase handsets and subscribe to our mobile telecommunications services, have handsets repaired, obtain service-related information or pay bills. These EuroTel stores are located in major cities throughout the Slovak Republic, such as Bratislava, Košice, Žilina,  Banská Bystrica, Prešov and Trnava.

Catalog, telemarketing and Internet Sales.    We sell mobile equipment as well as pre-paid services by mail-order catalog and over the phone using direct telemarketers. We have also launched a web-site in the Slovak Republic (www.eurotel.sk), which allows customers to purchase our products and pre-paid services online.

Independent Dealers.    As of December 31, 2001, we had approximately 300 points of sale implemented through arrangements with independent dealers. These independent dealers exclusively sell our mobile

(5)	Wireless Access Protocol.

telecommunications services and products through their own sales network. We pay our dealers commissions based upon the type and number of new subscriptions they generate.

•
For post-paid services, these dealer commissions are based upon the type of service plan sold. In addition to these commissions, dealers are eligible for bonuses based on volume of service contracts generated.

•	For pre-paid services, these dealer commissions consist of discounts on both SIM packs and complete pre-paid handset kits.

We encourage dealers to participate in marketing strategies and promotional campaigns by providing them with point-of-sale marketing materials and reimbursing them for certain advertising expenses.

Brand Stores.    In addition to our EuroTel stores and affiliated dealerships, we also offer our services and products through 56 independently owned and operated brand stores. These stores sell exclusively EuroTel products and services and are located in major cities throughout the Slovak Republic. EuroTel sets uniform format and design standards for such brand stores, to which the operator of each such store must adhere to guarantee a uniform “EuroTel look.” Occasionally, we provide financial assistance to these brand stores. We plan to increase the number of brand stores in 2002.

Stores-in-Stores.    We are currently focusing on expanding our sales network by establishing a presence in major department store chains throughout the Slovak Republic. We aim to sell our products and services both “in front of the counter,” through EuroTel brand stores within a specific department store (a so-called “store-in-store”) as well as “behind the counter,” i.e., in partnership with the department store. For our presence in front of the counter we seek partners to operate a store-in-store and assist them in negotiations with the respective department store, however, we are not a party to any agreement concluded between the brand store and the department store. For the sales behind the counter we enter directly into agreements with department store chains to sell our products and services through their sales force.

Advertising.    Our advertising strategy employs three primary tactics:

•	continuous long-term campaigns aimed at increasing consumer awareness of the brands EuroTel, Viac and EASY;

•	advertising “spikes” during which we launch a “call to action” as a quick means to add new customers and stimulate usage; and

•	short, specifically targeted hardware promotions to promote a specific product.

We primarily use television, radio, print and outdoor advertising (billboards) to communicate with the public. Our advertising campaigns seek to define and distinguish us as the premier service provider, market innovator and developer of sophisticated value-added services and special features. We intend to continue to advertise using traditional media while taking advantage of newer, more innovative means to promote our services and products, such as the World Wide Web.

Mobile—Customer Service and Retention

One of our main objectives is to distinguish ourselves from our competitors by providing superior customer service. To achieve this objective, we operate two customer call centers, which are available to all of our customers 24 hours a day, seven days a week. Our call centers are strategically located in the cities of Bratislava and Nitra in order to balance the call traffic and thereby reduce waiting times for callers. Our call centers are entirely computerized and our customer service representatives have real-time access to important customer data in our various customer databases. We process this customer data to design marketing programs and promotions as well as retention campaigns. Our automated systems allow our representatives to keep records of calls and also track customer satisfaction by placing follow-up calls. We offer our customers automated customer service options via an Interactive Voice Response (“IVR”) system as well as on our website.

In addition to our call centers, we have thirteen customer service centers located throughout the Slovak Republic. These centers are staffed with representatives trained in answering questions about services, pricing, billing and phone features. All of these representatives are also able to offer technical assistance to customers who have problems with their handset or services.

All customer centers are staffed with service representatives who have gone through extensive product, computer, customer care and communication training provided by our Training and Procedures Center. Many of these representatives are multilingual, thereby offering our non-Slovak-speaking customers the ability to receive customer service in languages such as English, German and Czech. We periodically monitor customer service calls to maintain quality and identify further training requirements.

We work actively to retain customers through loyalty programs and other proactive initiatives. For example, we contact customers whose service contracts are about to expire and encourage them to renew their service. Our customer service centers also send first-time customers a welcome letter extending a personalized welcome regarding our services. This letter also serves to verify the customer’s mailing address—helping to reduce future bad debt.

Mobile—Activation, Billing and Collection

Activation.    New customers can apply for mobile telecommunications services at any of our direct or indirect points of sale. Customers can also purchase pre-paid service over our website. The Slovak Republic does not have a nationwide credit bureau for private individuals and so companies must rely on their own customer selection criteria to assess creditworthiness. A customer applying for post-paid service must present three forms of identification, including at least one current utility bill or other proof of address. We cross-check the information received from each new applicant against our internal credit database. If a potential customer does not meet our selection criteria, the sales representative will suggest a pre-paid service option.

Billing.    We operate a billing system developed for telecommunications companies by LHS Verwaltungs GmbH & Co. (“LHS”), which is now part of SchlumbergerSema. LHS is a software company specializing in billing systems, whose systems are used by numerous telecommunication companies worldwide. Customers are billed as follows:

•	Post-paid customers are billed on a monthly basis: fixed charges are billed in advance, while airtime and value-added services are billed in arrears.

•	Pre-paid customers, are charged in “real-time” on a ongoing basis: the billing system automatically debits their pre-paid account as airtime is used.

For an additional charge we offer our post-paid customers itemized billing and, in 2000, we introduced an “electronic invoice” option, which allows the post-paid customers to receive their bills by email in encrypted Excel file format. As a promotion, we also offer our high-value post-paid customers itemized billing free of charge.

Payment and Collection.    We offer a variety of payment options, such as payment in cash, by payment order, credit card or direct debit. Customers can make cash payments or pay their bills at banks, post offices or any EuroTel-owned store.

For post-paid customers, payments are due 19 days after the invoice date. This invoice date is, typically, three to five days after the end of a billing cycle. If the customer has not paid the account balance within 22 days of the invoice date, we send a text message directly to the customer’s handset, reminding the customer of the outstanding balance. A customer whose account still remains unpaid by the following month’s invoice date automatically receives a reminder on this second month’s invoice. Approximately 14 days after the date of the second invoice, a customer’s service is suspended and calls can be no longer made or received. A text message notification is sent to a customer’s handset 24 hours before this suspension occurs. For certain high-usage customers with a good payment history, we may decide merely to “hotline” the customer’s service so that calls can be received but not made. If a customer does not pay the bill within three days of being “hotlined,” we fully suspend the service. As a courtesy to corporate customers we consider “key customers” (based on their account history), we will assign a customer representative to personally resolve any billing discrepancies with this key customer over the period of one week. In the event that no payment is made within one week, we then apply standard collection procedures to this account. Customers who do not pay their outstanding account balances within one month of being suspended receive a final payment notice, giving them another seven-day grace period until we effect permanent disconnection. When a customer is permanently disconnected, he loses his designated mobile phone number in addition to no longer being able to place or receive calls. In collecting overdue accounts, we try to work closely with collection agencies operating throughout the country.

Management of Customer Receivables and Prevention of Mobile Fraud.    In the past, customers have managed to defraud us by obtaining mobile service using a falsified piece of identification. In 1999, we introduced a series of new measures to more thoroughly screen potential customers’ backgrounds and payment histories to counteract this problem. First, we abandoned our previous system of relying on only one document to identify potential customers in favor of more stringent standards. New applicants must now present us with two valid forms of identification as well as a current utility bill, which serves to identify the applicant and provide proof of his address. Second, we maintain a database of all current and former customers who have not paid their bills or who were disconnected by us for other violations of their service contracts. We run a check of all new applicants against this database prior to agreeing to provide them with post-paid services.

To further ensure the enforcement of these screening procedures, we have modified our dealer commission structure. Previously, we monitored the payment history of new customers for a period of three months following activation and charged the dealer an amount of up to 75% of his original signing commission, if the customer was disconnected or failed to make payments on his account during that period. We have extended this monitoring period to six months and now charge dealers up to 100% of their commissions for any customer who is disconnected or fails to make payments during this period. We also abandoned our system of paying commissions to dealers based on their meeting certain sales targets. We now pay commissions based on our review of the monthly churn rates for customers signed up by any given dealer. As a result, dealers now have a strong personal incentive to adhere strictly to our screening criteria and to scrutinize customers prior to signing them up. In order not to lose potential business from customers with less-than-perfect credit histories, we encourage dealers to suggest one of our pre-paid plans to new applicants who they believe do not meet our criteria for post-paid service.

Mobile—Network

Technology and Equipment.    Our digital mobile network uses GSM technology in the 900 MHz and 1800 MHz frequency bands. GSM is the world’s most widely used digital mobile technology. A principal component of our digital mobile network is our base stations containing transmitters, receivers and other equipment that communicate by radio signals with mobile telephone handsets within the range of each base station, base station controllers linked to our base stations and mobile switching centers that route calls to the proper destinations. As of December 31, 2001, we operated 592 GSM 900 base stations and 60 GSM 1800 base stations, all linked to five base station controllers. These base station controllers, in turn, are linked to three mobile switching centers located throughout the Slovak Republic, providing geographic coverage of 81% and covering 98% of the Slovak population. In addition, we operate a Voice Mail System and Short Message Service Center to provide value-added services. We lease 153 of the aforementioned sites, including base stations and repeaters, under a framework lease agreement with a division of Slovak Telecom. This agreement expires on January 1, 2007, but may be terminated by either party on twelve months’ written notice.

We are selectively building out a GSM 1800 MHz network, to eventually provide on a large-scale the GSM 1800 service we initiated in the Bratislava area in November 1999. We plan to deploy approximately 220 base stations for GSM 1800 service in high-usage areas, primarily in Bratislava, Košice and other major cities, by

2004. We estimate that approximately 85% of our GSM 1800 sites will be co-located at existing GSM 900 sites, thereby saving substantial construction and operating costs.

Following an open tender in 1996, we selected Ericsson Radio Systems AB as our core network supplier (this includes base stations, base station controllers and mobile switching centers). Our GSM network is interconnected with Slovak Telecom’s national fixed-line network and, since March 2000, our network is also directly interconnected with Globtel’s GSM network. In 2000 we deployed technology necessary to provide Voice over IP and WAP services.

In addition to our GSM service, we operate an analog mobile network using NMT technology in the 450 MHz frequency band. NMT is not as widely used as GSM and our NMT customers’ roaming capabilities are limited to the Czech Republic. As of December 31, 2001, we owned 139 operating NMT base stations in the Slovak Republic, providing a geographic coverage of 79% and covering 96% of the Slovak population. NMT uses analog technology for the transmission of voice communications. Nokia Telecommunications is the sole supplier of the NMT 450 mobile equipment on our network. Because analog technology is less sensitive to low connection quality, it allows for calls in areas where the signal would be too weak to sustain a call made using digital technology such as GSM. This feature makes our NMT network attractive in certain areas where obtaining GSM service or a Slovak Telecom fixed-line connection is not practical or feasible. As of December 31, 2001, our NMT network provided service to 13,870 customers. Apart from routine maintenance, we do not intend to make further investments in our NMT network.

Performance and Quality Assurance.    Network coverage and technical quality are key factors in the provision of mobile telecommunications services. We measure the technical performance of our service against internal as well as regulatory benchmarks. Key indicators of network quality are monitored regularly by our network engineers. These indicators include the “call set-up rate” (measures the time elapsed between dialing and being connected), the “call success rate” (measures the number of attempts required to place a successful call), the “call completion rate” (percentage of calls completed without interruptions) and the “total call quality rate” (in essence, a weighted average of the three previous rates). We have built a high-quality network and are focusing on increasing our level of in-building coverage in major cities and our capacity to handle the growing traffic in high-density areas.

Network Management and Maintenance.    We monitor our mobile network through an operations support system using Watchmark’s Control and Pilot Systems. These network management systems monitor all principal components of our network (cell sites, switching centers as well as transmission systems). The systems analyze the network’s performance and recommend actions that our technicians can take to improve service quality. We employ 129 (not including our data network technicians) technical engineering and operations staff to engineer, build and maintain both of our mobile networks. Our engineers and technical staff work closely with their counterparts at our main mobile network supplier, Ericsson, to develop and achieve high network quality standards.

In addition to mandatory monthly quality checks and detailed measurements of regular performance data, we closely monitor network quality and performance on a daily basis. This includes monitoring the performance of switches and base stations. Based on this information, we can establish where we need to expand our network to avoid future congestion.

Frequency Band.    We are licensed to use a total of 127 channels for our digital mobile service. These include 51 channels on the 900 MHz frequency band and 76 channels on the 1800 MHz frequency band. We are also licensed to use a total of 222 channels on the 450 MHz frequency band for our analog mobile service. In areas close to the borders with neighboring countries, we are obliged to reach agreements with foreign mobile service operators to share the frequency spectrum along the border. This limits the number of frequencies available to us in these areas.

Mobile—Licenses

For the provision of telecommunications services to our customers we rely on a license granted to us by the Telecom Office in July 2000, when it consolidated our then current licenses into one general license. This is the license under which we currently operate and which is valid until 2011. Prior to the expiration of this license, we have the option to renew the license for up to an additional 10 years, for which we may be required to pay certain fees. Our license also imposes various obligations on us, which include our reaching certain build-out milestones on an ongoing basis, our attaining certain minimum coverage and levels of service quality as well as the payment of certain fees. If we fail to meet these obligations, our license could be terminated. See Item 3D. “Risk Factors—Risks Relating to the Telecommunications Industry—Our Business Depends on a License From the Slovak Regulatory Authorities.”

Mobile—Interconnection

All mobile telecommunications providers in the Slovak Republic are obligated, pursuant to the Telecommunications Act, to interconnect their networks with any other public telecommunication network in the Slovak Republic who requests such interconnection. Interconnection enables our customers to initiate and receive calls to and from persons using fixed-line networks or other mobile networks. Currently, our GSM and NMT networks are directly interconnected with both Slovak Telecom’s fixed-line network and Globtel’s mobile network.

The general regulatory framework relating to interconnection is set forth in the new Telecommunications Act. The specific terms and conditions of our network interconnection with Slovak Telecom and Globtel are set forth in interconnection agreements, which establish a system of interconnection payments. Under these agreements, we pay Slovak Telecom and Globtel for calls terminating on their networks and Slovak Telecom and Globtel pay us for calls terminating on our networks. These agreements also set forth technical and operational standards and other criteria such as how interconnection is achieved and how billing is processed.

We are currently a party to two separate interconnection agreements with Slovak Telecom (one with respect to our GSM service and one with respect to our NMT service) to link our mobile services with Slovak Telecom’s fixed-line network. These interconnection agreements expired on February 28, 2002. We have been able to re-negotiate these interconnection agreements with Slovak Telecom, extending their term until December 31, 2002. The interconnection fees we must pay Slovak Telecom for calls from our network terminating on Slovak Telecom’s network as well as the fees Slovak Telecom must pay us for calls from their network terminating on our network have been rebalanced but will, on average, remain comparable to the fees paid prior to the renegotiation. The renegotiated interconnection agreements with Slovak Telecom contain a new provision under which we will need to pay usage fees for the use of the interconnection links of Slovak Telecom which connect the hand-over points from our network to Slovak Telecom’s network. Prior to our renegotiation of the interconnection agreements with Slovak Telecom, we were able to use these interconnection links free of charge. Under the renegotiated agreements for the year 2002, we will incur Sk22 million in usage fees with respect to the interconnection links. The terms and conditions agreed to in the interconnection agreement will implicitly require us to incur an additional Sk3.5 million in capital expenditure in order to meet the technical specifications required for the use of the interconnection links. In their current form, the interconnection agreements require that we re-negotiate a renewal of their respective terms prior to their current expiration date. In the event that we are unable to reach an agreement with Slovak Telecom on renewal terms for the interconnection agreements, the terms and conditions under the current agreements will remain in effect until June 30, 2003, after which our last option in order to avoid termination of our interconnection with Slovak Telecom will be to submit the interconnection agreements to the Telecom Office, in accordance with the provisions of the current Telecommunications Act. The Telecom Office may then set the technical and operational parameters upon which the interconnection agreement should be renewed as well as provide the parties with the methodology for the calculation of the fees to be paid under a new interconnection agreement.

We are currently a party to an interconnection agreement with Globtel, which we entered into on December 23, 1999. This interconnection agreement provides for the interconnection of both our GSM and NMT networks with Globtel’s GSM mobile network. This agreement sets the fixed per-minute interconnection rates we charge Globtel for calls terminating on our networks and Globtel charges us for calls terminating on its network. This agreement terminates on December 31, 2002, but will be automatically extended until December 31, 2003, on the same terms and conditions, if neither we nor Globtel request a modification of the current rates or if we do not reach agreement on the modification thereof. If we have not negotiated renewal of this interconnection agreement prior to its ultimate termination date, the direct interconnection of our networks with Globtel’s network will terminate. In that event, we expect that calls initiated by our customers to persons using Globtel’s network will be interconnected indirectly through Slovak Telecom, as will calls initiated by Globtel’s subscribers to our customers. This will continue until we enter into a new interconnection agreement with Globtel. Our interconnection agreement also contains an adjudication process for the renegotiation of the agreement once it terminates. See Item 3D. “Risk Factors—Risks Relating to the Telecommunications Industry—We Depend Upon Interconnection with Other Telecommunications Networks.”

Mobile—Industry Competition

We and Globtel are currently the only GSM operators in the Slovak Republic. We are also the country’s only NMT operator. In connection with the award of GSM 1800 licenses in July 1999, the government agreed not to award additional mobile licenses for GSM 1800 services until July 2002. In January 2002, however, the Telecom Office undertook steps to offer the rights to a third GSM 900 and GSM 1800 license together with a third-generation (UMTS) mobile telephone license for Sk1.5 billion. At the same time, the Telecom Office will be offering two stand-alone third-generation (UMTS) mobile telephone licenses for Sk1.499 billion each. The tender for all these additional licenses is currently being held in the form of a “beauty contest,” whereby the licenses will be awarded at the set price to the applicant, in each case, who submits the most attractive proposals for the implementation of services based on the license received. For a detailed description of management’s assessment of the effect on EuroTel’s financial situation, should we decide to participate in the tender for a UMTS license, please refer to Item 5 “Operating and Financial Review and Prospects” below.

Globtel is a joint-stock company, a majority interest of which is reportedly owned indirectly by France Telecom S.A. (“France Telecom”), and 36% by a foreign consortium led by American Investment Group and the European Bank for Reconstruction and Development. This foreign consortium purchased its 36% stake from various Slovak state-owned utility companies for US$180 million in June 2001. Globtel began operations in January 1997 and is the market leader (based on both total number of mobile customers and total revenues) in providing mobile telecommunications services in the Slovak Republic. In September 2001 Globtel officially began the process of re-branding itself under the brand name “Orange”. This re-branding process is expected to continue in 2002, as per plans by Globtel’s majority shareholder France Telecom. According to published information, Globtel’s brand name was changed to Orange Slovensko, a.s. on March 27, 2002. We estimate that Globtel had a 56.1% share of the Slovak mobile market based on the total number of mobile customers as of December 31, 2001.

Competition in the Slovak mobile telecommunications industry is based primarily on network coverage, service quality and pricing. Rates for mobile telecommunications services in the Slovak Republic are relatively low compared to other European markets. We currently offer our services at rates which are similar to those of Globtel.

Managed Data Network Services

We provide managed data transmission services, dedicated Internet access and Internet services based on IP protocol to businesses and government agencies in the Slovak Republic. We also provide dial-up Internet access to business and retail customers. As a backbone we use the ATM services of Slovak Telecom combined with our own wireless microwave backbone. Our data customers can transmit data worldwide as a result of our interconnection agreements with international telecommunications providers. These providers include Slovak Telecom, British Telecommunications, Telekom Austria, and Czech Telecom.

The following table sets forth certain operating data for our managed data network services:

	Year Ended December 31,
	1997	1998	1999	2000	2001
	(in millions of Slovak Crowns, except connection data and monthly average revenue per connection)
Revenues from primary products & services X.25	218.2	206.6	175.2	106.3	61.1
Frame relay	51.8	103.0	110.4	159.2	192.8
Subscriber leased lines	57.4	70.2	80.0	84.1	87.5
Revenues from other ancillary services
Equipment and hardware sales	23.4	19.7	15.7	9.1	6.0
Other	66.6	69.2	73.1	89.2	125.9

Total data network services revenues	417.4	468.7	454.4	447.9	473.3

Total number of connections	3,385	4,931	6,006	6,723	6,923
Monthly average revenue per connection(1)	Sk6,384	Sk6,074	Sk4,583	Sk4,034	Sk5,616

(1)
As of 2001, certain additional revenue categories have been included in the calculation of the monthly average revenue per connection. If these additional amounts were excluded, the monthly average revenue per connection in 2001 would be Sk4,031 million.

Managed Data Network Services—Products and Services

Legacy Data Network Services.    We offer traditional and high-speed data communications services using frame relay and X.25 network protocols to business customers who require wide area networks to link computers in geographically dispersed offices. Our largest customers for data transmission services include financial institutions and government agencies in the Slovak Republic, as well as other telecommunications carriers that interconnect their data networks with ours.

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

Voice Over Data Services.    We provide voice over frame relay or voice over IP services within private networks, for customers who seek to reduce their long distance charges. Voice over data involves “packetizing” voice calls using frame relay or IP (high-speed data transmission protocols) and transporting these packetized voice call over our data transmission facilities. The voice call is then “de-packetized” at the receiving end. The call terminates through normal circuit switching over a local network.

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

Equipment Sales.    We distribute, install, configure and maintain the equipment and software necessary to support our customers’ data requirements.

Managed Data Network Services—Pricing and Promotions.    Our corporate customers, who account for only approximately 5% of our managed data network services customer base, generate approximately 95% of our revenues from such services. These corporate customers use our frame relay and X.25 or IP services. The average monthly invoice for our 100 biggest customers was Sk430,000 in 2001.

We are planning promotional campaigns to increase usage by our corporate customers of our frame relay and IP services. We are also running similar campaigns to increase the use by our corporate customers of statistical report System Management Report (“SMR”) services and Point of Sales (“POS”) connections. In the market segment of small and medium-sized enterprises (“SME”), we are planning promotions oriented towards IP services, with a goal of increasing the number of SME customers.

Data Network Services—Markets and Competition

We already provide managed data services for the majority of the Slovak Republic’s largest businesses requiring such services. As a result, we do not expect the number of our data business customers to grow significantly. We do, however, expect future growth in the IP services market. As a result, we are currently considering entering the SME customer segment by providing new services such as IP Virtual Private Networks and Voice over IP.

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

Where feasible, we lease our real property. We lease our main office building in Bratislava, as well as all other office space for management and administration and for our retail stores. We also lease the vast majority of the land on which the infrastructure for our network is built. This includes 153 of our sites, which are leased pursuant to a framework lease agreement with a division of Slovak Telecom. This agreement expires on January 2007, but may be terminated by either party on 12 months’ written notice. As of December 31, 2001, we operated 791 base stations in the Slovak Republic (139 NMT base stations, 592 GSM 900 base stations and 60 GSM 1800 base stations).

If we are unable to obtain a lease on a parcel necessary for our installations, we acquire the parcel in question. From time to time, amendments to the lease agreements are negotiated in the ordinary course of business and we are currently in the process of renegotiating a number of these leases. However, EuroTel’s real estate holdings are minimal and any real estate we own is neither leased out to, nor mortgaged or otherwise encumbered for the benefit of, third parties.

Our operations had no significant impact on the environment in the periods described in this annual report and EuroTel is not aware of any violation of environmental regulations. There may, however, be certain health risks related to the operation of base transceiver stations. See Item 3D. “Risk Factors—Risks Relating to the Telecommunications Industry—There May be Health Risks Related to Base Transceiver Stations and Mobile Handsets” above.

We have entered into an agreement to lease a parcel of non-residential property (the “New Office Space”) with PÓLUS INV., a.s., a joint stock corporation incorporated under the laws of the Slovak Republic, which has its registered office in Bratislava. PÓLUS INV., a.s. is part of a multinational group called Tri Granit. Under this agreement, we are entitled to lease 13,247.57 m2 of office space located in Bratislava. Based on the same agreement, we will be entitled to commence usage of an additional 1,264.70 m2 in the same premises as of September 1, 2006.

A summary of EuroTel’s principal facilities in the Slovak Republic as of December 31, 2001 is set forth below:

Location	Number and Type of Tangible Fixed Assets	Leased/Owned	Square Meters
Bratislava	5 - office premises 3 - retail stores 1 - warehouse	Leased	20,200
Banská Bystrica	1 - office premise 2 - retail stores	Leased	1,144
Žilina	2 - office premises	Leased	528
Košice	2 - office premises	Leased	1,108
Poprad	1 - office premise	Leased	532
Prešov	1 - office premise	Leased	179
Trencín	2 - office premises	Leased	523
Nitra	1 - office premise	Leased	665
Trnava	1 - office premise	Leased	216

Certain non-residential premises located in Bratislava previously occupied by EuroTel have already been successfully vacated based on early termination agreements with the respective lessors or by invoking existing termination rights under the respective leases. Termination of some of the non-terminable leases may require us to negotiate early-termination penalties or, alternatively, agree on sub-lease arrangements with the respective lessors. As of December 31, 2001, we have recognized a provision of Sk37 million, representing the net present value of expected future payments for such excess properties, net of sub-leasing revenue. We expect the majority of lease agreements for previously occupied non-residential premises located in Bratislava entered into prior to December 31, 2001 to be resolved in the near future.

The New Office Space referred to above fully satisfies our need for office space. The majority of our office space in Bratislava will now be concentrated in a sole location.

Intangible Property.    We have registered the rights to twelve trademarks in the Slovak Republic. These trademarks include word, graphic and combined marks such as EuroTel World Class Communications, EuroTel, EuroTel dátové komunikácie, EuroTel mobilné telefóny, EASY (ízy), ÍZY, SuperSound and Easy Style. Under Slovak law, a trademark is registered for ten years from the date of filing of the application, but can be extended for an additional ten-year period.

Item 5:    Operating and Financial Review and Prospects

A.	Operating Results

You should read the following discussion together with our consolidated financial statements, including the accompanying notes, beginning on page F-1 of this Form 20-F. We prepared the consolidated financial statements and the accompanying notes in accordance with IAS, which differs in certain respects from U.S. GAAP. See Note 29 to the consolidated financial statements for a description of the principal differences between IAS and U.S. GAAP as they relate to us and a reconciliation of our net income and shareholders’ equity from IAS to U.S. GAAP. You should read the statements under “Forward-Looking Statements” for information on how we present our forward-looking information.

Overview

We are a leading telecommunications company in the Slovak Republic, offering both mobile telecommunications and managed data network services. We are one of only two mobile providers in the country licensed to offer GSM mobile telecommunications services and we are the sole provider of analog NMT services. As of December 31, 2001, our GSM network covered approximately 81% of the geographical area of the Slovak Republic where approximately 98% of the Slovak population live. We also provide managed data network services to a variety of domestic and multinational businesses and Slovak government institutions. As of December 31, 2001, we had 942,615 mobile customers, up from 493,032 as of December 31, 2000, representing an estimated market share of 43.9% based on the number of customers and 3,374, up from 3,024 as of December 31, 2000, managed data network customers, consisting primarily of customers of our frame relay and X.25 services. For the year ended December 31, 2001, we generated revenues of Sk7,988.8 million, cash flows from operating activities of Sk2,002.7 million and a net income of Sk307.1 million. In 2001, we generated EBITDA of Sk2,611.7 million. See footnote (1) to Item 3A “Selected Financial Data” for a definition of EBITDA.

The following table sets forth information about our network:

	As of December 31,
	1999	2000	2001
Geographical area of Slovak Republic covered
NMT	79%	79%	79%
GSM	81%	81%	81%
Population of Slovak Republic covered
NMT	96%	96%	96%
GSM	98%	98%	98%
Number of base stations
NMT	139	139	139
GSM	522	564	652

Revenues

Our revenues consist of mobile service revenues, mobile equipment and other sales and managed data network services revenues. Mobile service revenues include all revenues we receive on a recurring basis from our mobile telecommunications services and include monthly access fees, airtime charges for calls that originate on our network and interconnection and roaming fees. Airtime charges and monthly access fees are the largest sources of our mobile revenues and include fees charged for our value-added services and special features. We generally set fees on a network-wide basis, although occasionally we negotiate individual fee agreements with large business customers. Airtime charges are generally paid by the initiator of the call, commonly referred to as “calling party pays,” except when a customer travels outside the Slovak Republic, in which case the customer is charged for a portion of the incoming call. Interconnection and roaming fees include interconnection fees from Slovak Telecom and Globtel for calls by their customers terminating on our network and roaming fees for calls by our mobile customers traveling outside of the Slovak Republic and for visitors using our network in the Slovak Republic. Revenues from interconnection fees from Slovak Telecom and Globtel account for approximately 25% and 24% of Mobile services revenue in 2001 and 2000, respectively.

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

The following table sets forth certain information about our customers:

	As of December 31,
	1999		2000	2001
Mobile customers
NMT Post-paid	19,410		16,287	13,870
GSM Post-paid	172,502		183,303	219,911
GSM Pre-paid	75,457		293,442	708,834

Total	267,369		493,032	942,615

Average monthly revenue per customer
Post-paid	Sk1,600		Sk1,792	Sk1,882
Pre-paid	Sk449		Sk367	Sk309

Average monthly billable minutes per customer(2)
Post-paid	174	(1)	234	276
Pre-paid	62	(1)	57	46

Average monthly churn rate
Post-paid	2.6%		1.8%	1.5%
Pre-paid	1.4%		1.1%	1.8%

Managed data network connections	6,006		6,723	6,923

(1)	Restated number. Please refer to the Form 6-K filed with the SEC on February 28, 2001, when making historical comparisons.
(2)
We have changed from reporting monthly switched minutes per customer to reporting monthly billable minutes per customer as we believe billable minutes to be of more relevance in analyzing our operating performance.

We have experienced tariff reductions in our mobile business as a result of increased competition with Globtel, our only competitor in the Slovak Republic in the provision of mobile telecommunications services. Present competition with Globtel is based mainly on pricing of handsets and services, network quality and coverage, the range of services offered and customer service. Mobile tariffs in the Slovak Republic are among the lowest in Europe. We have experienced increasing minutes of use and mobile service revenue as effective tariffs per minute decline with regards to our post-paid subscribers. Our pre-paid segment has recorded significant increase in the number of customers. These new customers have a generally lower usage of mobile services, which has resulted in lower average number of minutes of use.

Churn

As previously noted, “Churn” refers to customer disconnections or suspensions of service. Involuntary disconnections or suspensions of service for our post-paid subscribers occur when they fail to pay or we suspect fraudulent use. Involuntary suspensions of service of our pre-paid customers occur when their credit on their pre-paid account reaches a negative level or they fail to re-charge their pre-paid account within 12 months of the most recent use. Voluntary disconnections or suspension of service occur when customers switch to a competing mobile network or terminate their use of mobile services. The rate of churn indicates the percentage of customers that we need to replace in any given period before we can achieve net customer growth. Our total average monthly churn rate was approximately 2.4% in 1999, 1.5% in 2000, and 1.7% in 2001. The increase in the 2001 total average monthly churn rate was attributable to an increase in churn related to pre-paid customers. We recognize that managing churn is an important factor in stabilizing revenue and maximizing cash flow.

To minimize voluntary churn, we provide a high-quality network and service at competitive prices. We use our advanced information technology systems to understand, monitor and control voluntary churn. We also minimize voluntary churn through loyalty programs and targeted renewal campaigns for post-paid customers near the end of their contract. However, the success of our customer retention and cost recovery measures depends partially upon competitive factors beyond our control, including our competitor’s rate structures, service offerings and incentive programs.

A significant cause of churn has been our policy to terminate customers for failure to pay for our services. Under Slovak law, we cannot conduct credit checks through credit bureaus or other third parties. We established and maintain our own databases through which we conduct credit checks on potential customers, but our information is limited. Our inability to check the credit history of potential customers increases the risk of customer default and our rate of churn. Our current churn rate for pre-paid customers remains relatively low due to the rapid increase in pre-paid customers in 2000 and 2001 since our re-launching of this service in April 1999. In the future, we expect the churn rate of pre-paid customers to increase because these customers are not contractually bound to continue using our services. The churn rate of pre-paid customers will have a significant impact on our overall churn rates in particular due to the overall increase in pre-paid customers during 2001.

Expenses

Cost of Sales and Services.    Cost of sales and services, which does not include depreciation, principally consists of expenses related to the operation of our mobile and data networks, including interconnection costs, roaming fees paid to other mobile operators when our customers use their networks, leased circuit costs and license fees. Until December 31, 1999, Slovak Telecom paid for incoming international calls terminating on our network by giving us a discount of up to 35% on our interconnection costs depending on traffic volume and on outgoing international calls originating on our network. As a result of the direct interconnection agreement entered into between us and Globtel on December 23, 1999, both Globtel and EuroTel ceased paying Slovak Telecom for interconnection to our respective networks. Please refer to ‘‘Business Overview—Mobile Telecommunications Services, Mobile—Interconnection’’ in Item 4B for a more detailed discussion of our interconnection agreements. Cost of sales and services also includes the cost of equipment sold to customers, including mobile handsets, SIM cards, accessories and modems. These costs are proportional to the number of gross customer additions in each period.

Operating Expenses.    Operating expenses consist of selling, general and administrative expenses and depreciation and amortization expenses. Selling, general and administrative expenses consist of:

•	advertising expenses;

•	marketing and sales expenses;

•	wages and employee benefits;

•	network support and maintenance expenses;

•	bad debt expense; and

•	other general costs such as rent, building maintenance, professional fees and administrative costs and office supplies.

We reserve for bad debt expense using a formula based on an aging of accounts receivable. This formula is reflected in our statements of operations. Under Slovak law, however, we cannot claim the full tax benefit of a bad debt write-off until we pursue all available remedies against a delinquent customer. As a result, before we can claim the tax benefit of a write-off, a delinquent customer must either go through a bankruptcy proceeding or we must commence legal proceedings against this customer and obtain a final adjudication of our claim. It is not commercially feasible for us to pursue each customer that fails to make payments on our invoices. Accordingly, our balance sheet will reflect, over time, higher levels of gross accounts receivable and bad debt reserves until we can record a tax benefit related to a bad debt write-off under Slovak law. Our bad debt expense is lower for pre-paid customers.

Depreciation and amortization expenses consist of the depreciation of the property, plant and equipment used in our mobile and data networks and amortization of our licenses. These expenses have increased significantly over recent years because we have constructed our GSM network and they will continue to increase as we expand our network coverage and capacity.

Finance Costs.    Our finance costs include net interest expense (net of interest income), arrangement fees and other finance expenses and foreign exchange losses or gains on non-Slovak Crown-denominated debt. We capitalize borrowing costs that are directly attributable to the purchase of property used in the development or construction of property, plant or equipment as part of the cost of such assets during the course of construction. Accordingly, we do not expense or include these borrowing costs as part of our finance costs. Our finance costs vary with the level of our debt, interest rates and exchange losses. Substantially all of our debt is denominated in currencies other than the Slovak Crown.

Taxes.    The corporate tax rate in the Slovak Republic decreased in 1999 from 40% to 29%, effective January 1, 2000 and decreased further in 2001 from 29% to 25%, effective January 1, 2002. Taxes in the Slovak Republic can be reduced by operating losses which generate tax benefits offsetting taxable income. Legislation, which was put into effect on January 1, 2000, is intended to allow for the carryforward of up to three successive years of tax losses, inclusive of the 1999 tax year. The cumulative tax benefit of these carryforwards must be amortized evenly over the next consecutive five years. Any additional tax losses incurred during the amortization period are not available as a future tax benefit, including any amortized amount, which cannot be fully utilized. Prior to the legislation, only one year of tax losses could be carried forward at any one time. Taxes are also affected by the tax deductibility of bad debt expense, which can only be deducted after all collection remedies are pursued. In addition, only realized foreign exchange losses are tax deductible under current Slovak tax legislation.

Foreign Exchange Exposure

While the majority of our revenues are in Slovak Crowns, a significant portion of our expenses and liabilities are in currencies other than the Slovak Crown. Substantially all of our debt is in currencies other than the Slovak Crown. As a result, our operating income and cash flow may be affected if these other currencies appreciate against the Slovak Crown. Whenever we experienced a depreciation of the Slovak Crown in recent years, the Slovak Crown cost of servicing our debt as well as the cost of maintaining and expanding our mobile and data networks have increased. We recognize foreign exchange gains and losses on monetary assets or liabilities in foreign currency in the period in which we incur them. We include foreign exchange gains and losses incurred as part of our operating activities as operating costs. We include foreign exchange gains and losses arising from financing activities in finance costs. See Item 3A “Selected Financial Data—Exchange Rate Information” and Item 3D “Risk Factors—Risks Relating to the Slovak Republic—Inflation and Currency Fluctuations Affect our Business” above.

We receive some revenues in Euros, U.S. dollars and special drawing rights from foreign carriers. These non-Slovak Crown-denominated revenues are derived from roaming fees for calls placed by foreign customers on our network in the Slovak Republic. Our non-Slovak Crown-denominated revenues represented approximately 4.5%, 5.3% and 4.6% of our total revenues in 1999, 2000 and 2001, respectively.

Results of Operations

Our major revenue and expense categories for the years ended December 31, 1999, 2000 and 2001 are set forth in the table below.

	Year ended December 31,
	1999	2000	2001
	(millions of Slovak Crowns)
Mobile service revenues	3,823.1	4,863.9	6,466.7

Mobile service cost of sales	989.2	1,231.8	1,679.0

Gross profit from mobile services	2,833.9	3,632.1	4,787.7

Gross margin from mobile services	74.1%	74.7%	74.0%

Mobile equipment sales and other(1)	608.0	690.1	1,048.7

Mobile equipment and other cost of sales(1)	1,060.1	1,019.6	1,767.7

Gross profit (loss) from mobile equipment	(452.1)	(329.5)	(719.0)

Gross margin from mobile equipment sales	(74.4)%	(47.7)%	(68.6)%

Data network service revenues	454.4	447.9	473.4

Data network service cost of sales	143.5	150.6	151.7

Gross profit from managed data network services	310.9	297.3	321.7

Gross margin from managed data network	68.4%	66.4%	68.0%

Total revenues(1)	4,885.5	6,001.9	7,988.8

Cost of sales and services(1)	2,192.8	2,402.0	3,598.4

Gross profit	2,692.7	3,599.9	4,390.4

Gross margin	55.1%	60.0%	55.0%

Selling, general and administration expenses	1,489.9	1,480.6	1,778.7

Depreciation and amortization	1,079.7	1,316.6	1,486.1

Operating income	123.1	802.7	1,125.6

Finance and other costs	662.5	1,619.9	613.7

Tax (expense)/benefit	(34.5)	250.5	(204.8)

Net income (loss)	(573.9)	(566.7)	307.1

(1)	1999 figures restated.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Revenues.    Our total revenues increased by Sk1,986.9 million, or 33.1%, from Sk6,001.9 million in the year ended December 31, 2000 to Sk7,988.8 million in the year ended December 31, 2001. This increase was primarily attributable to an increase in the number of our mobile customers, particularly in our pre-paid customer base.

Mobile service revenues, including interconnection and roaming fees paid by other operators, increased by Sk1,602.8 million, or 33.0%, from Sk4,863.9 million in the year ended December 31, 2000 to Sk6,466.7 million in the year ended December 31, 2001. This increase primarily reflected a 91.2% increase in the number of our mobile customers, which grew from 493,032 as of December 31, 2000 to 942,615 as of December 31, 2001. Average monthly revenue per customer decreased by 29.6% from Sk1,121 in the year ended December 31, 2000 to Sk789 in the year ended December 31, 2001. We believe that this decline was primarily due to the increased number of non-business mobile customers, who typically choose our pre-paid service or lower end post-paid service plans and generate lower average monthly revenues than business customers. Our pre-paid customers increased by 415,392 or 141.6% from 293,442 as of December 31, 2000 to 708,834 as of December 31, 2001. Deferred revenue increased by Sk18.3 million, from Sk335.3 million at December 31, 2000 to Sk353.6 million at December 31, 2001. This increase is due to an increase of Sk88.0 million in deferred mobile service revenue due to the increase in the number of customers, offset by a reduction in deferred activation revenue of Sk69.7 million due to pricing promotions throughout 2001 that reduced activation fees paid by new subscribers and the fact that the growth of our post-paid subscriber base in the twelve months ended December 31, 2001 is lower compared to the growth during the initial periods of our GSM service.

Mobile equipment and other sales increased by Sk358.6 million, or 52.0%, from Sk690.1 million in the year ended December 31, 2000 to Sk1,048.7 million in the year ended December 31, 2001. This increase was primarily due to sales of mobile phone handsets and accessories, which increased by Sk418.5 million, to Sk786.0 million, in the year ended December 31, 2001. Offsetting the increase in sales of mobile phone handsets and accessories was a decrease in contract penalty revenue and activation revenue of Sk54.3 million and Sk41.5 million respectively. Activation revenue decreased due to pricing promotions throughout 2001 that reduced activation fees paid by new post-paid subscribers. Revenue from contract termination penalties declined as a higher proportion of post-paid churn is attributed to low-end, non-business subscribers, where the collectibility of the contract termination penalties is lower than we experienced before. The remaining change in mobile equipment and other sales is due primarily to an increase in other non-recurring revenues, such as sales of certain value-added services.

Managed data network service revenues increased by Sk25.5 million, or 5.7%, from Sk447.9 million in the year ended December 31, 2000 to Sk473.4 million in the year ended December 31, 2001. This revenue increase is attributable to an increase in data network connections, and also a change in the composition of our managed data network service revenues reflecting a shift towards higher-value services. Concurrently, revenue from the sale of managed data network equipment declined by Sk3.1 million, from Sk9.1 million in 2000 to Sk6.0 million in 2001, due to competitive pressures. The number of total data customer connections increased by 3.0% from 6,723 as of December 31, 2000 to 6,923 as of December 31, 2001.

Cost of Sales and Services.    Cost of sales and services increased by Sk1,196.4 million, or 49.8%, from Sk2,402.0 million in the year ended December 31, 2000 to Sk3,598.4 million in the year ended December 31, 2001. As a percentage of total revenues, cost of sales increased from 40.0% in the year ended December 31, 2000 to 45.0% in the year ended December 31, 2001. The decline in gross margin results primarily from higher volume of sold mobile handsets which is proportional to the number of new customers activated and also due to higher costs of mobile phone handsets sold resulting from accelerating growth of our customer base.

Cost of sales and services in our mobile business increased by Sk1,195.3 million, or 53.1%, from Sk2,251.4 million in the year ended December 31, 2000 to Sk3,446.7 million in the year ended December 31, 2001. This increase was due to an increase of Sk447.2 million in mobile service costs of sales, mainly due to additional interconnect costs required to connect our growing customer base to other networks, and also due to an increase of Sk748.1 million in cost of sales related to mobile equipment and other sales which increased from Sk1,019.6 million in the year ended December 31, 2000 to Sk1,767.7 million in the year ended December 31, 2001. Our negative gross margin on sales of mobile phone handsets and accessories was (103.9)% in the year ended December 31, 2001, as compared to a negative gross margin of (141.3)% in the year ended December 31, 2000. This improvement in margins on sales of mobile phones and accessories is due to management’s continuing efforts to reduce subsidies on mobile phones sold to new subscribers. Handset subsidies refer to the mobile telecommunications industry practice of selling mobile phone handsets at a price below their cost, in order to attract customers to their service.

Cost of sales and services in our managed data network services business increased by Sk1.1 million, or 0.7%, from Sk150.6 million in the year ended December 31, 2000 to Sk151.7 million in the year ended December 31, 2001. As a percentage of revenues, cost of sales in our managed data networks services decreased from 33.6% in the year ended December 31, 2000 to 32.0% in the year ended December 31, 2001. We believe this is due to maintaining premium pricing on our services despite a general decline in the price of such managed data network services in the market.

Operating Expenses.    Total operating expenses increased by Sk467.6 million, or 16.7%, from Sk2,797.2 million in the year ended December 31, 2000 to Sk3,264.8 million in the year ended December 31, 2001. This increase primarily reflected higher levels of depreciation and amortization expense, wages and employee benefits, advertising, marketing and sales expense, network support and maintenance expense, and rent of buildings. With the exception of employee-related expenses, for which some increase stemmed from inflation, the increase of total operating expenses was generally the result of the overall growth of our operations.

Depreciation and amortization expense increased by Sk169.5 million, or 12.9%, from Sk1,316.6 million in the year ended December 31, 2000 to Sk1,486.1 million in the year ended December 31, 2001. This increase primarily reflects additional depreciation expense we incurred relating to the property, plant and equipment we acquired and constructed to meet the needs of our growing subscriber base. In addition, in the three months ended December 31, 2001, we made a one time write-off of NMT channel cards in the amount of Sk34.5 million as a result of the discontinuance of this operation in 2001.

Wages and employee benefits increased by Sk91.2 million, or 21.2%, from Sk429.2 million in the year ended December 31, 2000 to Sk520.4 million in the year ended December 31, 2001 due primarily to nominal annual wage increase and also due to an increase in the average number of employees.

Advertising, marketing and sales expense increased by approximately Sk46.3 million, or 12.4%, from Sk372.3 million in the year ended December 31, 2000 to Sk418.6 million in the year ended December 31, 2001, as we increased spending to attract additional subscribers. We expect advertising, marketing and sales expenses to increase in 2002, but believe that as a percentage of revenue they will decline.

Network support and maintenance expense increased by approximately Sk25.1 million, or 11.6%, from Sk217.3 million in the year ended December 31, 2000 to Sk242.4 million in the year ended December 31, 2001. This increase reflects a continuing increase in repair and maintenance expense for our network equipment as certain warranties on purchased hardware and software expire.

Building rent expense increased by Sk77.8 million, or 72.9%, from Sk106.7 million in the year ended December 31, 2000 to Sk184.5 million in the year ended December 31, 2001. The increase is attributable to exit costs related to the prior office space of Sk12.5 million and a provision of Sk37.0 million for surplus leased properties, related to the sub-lease of the old corporate offices. We expect that the move of corporate offices will result in savings of per unit rent expense in future years.

Professional fees increased by Sk74.9 million, or 73.3%, from Sk102.2 million in the year ended December 31, 2000 to Sk177.1 million in the year ended December 31, 2001. This increase is attributable to higher consulting fees related to the Customer Relationship Management (“CRM”) project of Sk7.5 million, a consulting project on strategy of Sk4.4 million, and human resources projects of Sk9.3 million. In 2001, legal fees, related mainly to Securities and Exchange Commission reporting compliance, increased by Sk9.2 million, fees paid to third parties for collection of receivables increased by Sk7.8 million and audit and related work fees increased by Sk6.5 million.

Bad debt expense decreased by Sk38.7 million, or 53.2%, from Sk72.7 million in the year ended December 31, 2000 to Sk34.0 million in the year ended December 31, 2001. Bad debt expense related to fraud, which is netted against revenues for the relevant period, decreased from Sk60.0 million in the year ended December 31, 2000 to Sk37.5 million in the year ended December 31, 2001. As a percentage of total revenues, our total bad debt expense, including bad debt related to fraud, decreased from 2.2% in the year ended December 31, 2000 to 0.9% in the year ended December 31, 2001. This decline within the year reflects management’s ongoing initiatives focused on reducing bad debt expense, lowering churn rates in the post-paid segment, and increasing the number of pre-paid subscribers as a percentage of our total customer base. Changes in our provision for doubtful accounts are determined based on an aging schedule and also on the specific identification of uncollectible accounts. Receivables older than 90 days and receivables related to customer fraud are 100% reserved for in our provision for doubtful accounts. In order to preserve the tax-deductible status of bad debt expense, our trade receivables may not be written out of our primary books and records until certain statutory collection requirements have been complied with.

Due to the factors discussed above, operating income increased from Sk802.7 million in 2000 to Sk1,125.6 million in 2001.

Finance Costs.    Total finance costs decreased by Sk1,006.2 million, or 62.1%, from Sk1,619.9 million in the year ended December 31, 2000 to Sk613.7 million in the year ended December 31, 2001. Interest expense on borrowings decreased from Sk1,051.7 million in the year ended December 31, 2000 to Sk834.2 million in the year ended December 31, 2001 as a result of the capitalization of shareholder loans during 2001 and the consequent reduction in interest expense. In September and October 2001, we repurchased €15 million of long term notes resulting in a one time write-off of deferred finance charges of Sk25.6 million and a premium of Sk32.7 million over the face value repurchased, which was charged to income. In addition, in the year ended December 31, 2000 we incurred a one-time write-off of arrangement and commitment fees of Sk333.6 million, related to a financing repaid in March 2000. Amortization of arrangement fees and other finance expenses increased from Sk36.9 million in 2000 to Sk39.7 million in 2001, due in part to the write-off of the deferred costs noted above. The remaining difference is primarily due to an increase in interest income from Sk174.4 million in the year ended December 31, 2000 to Sk218.0 million in the year ended December 31, 2001, reflecting the investment of excess borrowings. Foreign exchange gains and losses improved from a loss of Sk388.3 million in the year ended December 31, 2000 to a gain of Sk89.4 million in the year ended December 31, 2001. This was primarily due to elimination of the foreign exchange losses we incurred on U.S. dollar denominated shareholder loans in the year ended December 31, 2000 and an appreciation of the Slovak Crown against the Euro in 2001, in which all our borrowings are denominated.

Taxes.    Our taxes increased by Sk455.3 million, or 181.8%, from a tax benefit of Sk250.5 million in 2000 to a tax charge of Sk204.8 million in the year ended December 31, 2001. We reported income before taxes of Sk511.9 million in 2001 compared to a loss before taxes of Sk817.2 million in 2000. In addition, the non-deductible portion of bad debt expense decreased from Sk32.4 million in 2000 to Sk11.6 million in 2001, consistent with an overall decline in bad debt expense, further serving to reduce our tax expense.

Net Income/Loss.    As a result of the factors discussed above, we reported net income of Sk307.1 million for the year ended December 31, 2001 compared to a net loss of Sk566.7 million for the year ended December 31, 2000.

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

Cost of sales and services in our mobile business increased by Sk202.1 million, or 9.9%, from Sk2,049.3 million in the year ended December 31, 1999 to Sk2,251.4 million in the year ended December 31, 2000. This increase was due to an increase of Sk242.6 million in mobile service costs of sales, due primarily from additional interconnect costs required to connect our growing customer base to other networks, offset by a decrease of Sk40.5 million in costs of sales related to mobile equipment and other sales, which decreased from Sk1,060.1 million in 1999 on mobile equipment and other sales of Sk608.0 million to Sk1,019.6 million in 2000, on mobile equipment and other sales of Sk690.1 million. Our negative gross margin on sales of mobile phone handsets and accessories was (141.3)% in the year ended December 31, 2000, as compared to a negative gross margin of (254.2)% in the year ended December 31, 1999. This improvement in margins on sales of mobile phones and accessories is due to management’s continuing efforts to reduce subsidies on mobile phones sold to new subscribers, and is largely responsible for the improvement in total cost of sales in our mobile business. Handset subsidies refer to the mobile telecommunications industry practice of selling mobile phone handsets at a price below our cost, in order to attract customers to our service.

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

Bad debt expense decreased by Sk112.3 million, or 60.7%, from Sk185.0 million in the year ended December 31, 1999 to Sk72.7 million in the year ended December 31, 2000. Bad debt expense related to fraud, which is netted against revenues for the relevant period, decreased from Sk147.0 million in the year ended December 31, 1999 to Sk60.0 million in the year ended December 31, 2000. As a percentage of total revenues, our total bad debt expense, including bad debt related to fraud, decreased from 6.6% in the year ended December 31, 1999 to 2.2% in the year ended December 31, 2000. This decline within the year reflects management’s ongoing initiatives focused on reducing bad debt expense, lowering churn rates, and increasing the number of pre-paid subscribers compared to post-paid during 2000. Changes in our provision for doubtful accounts are determined based on an aging schedule and also on the specific identification of uncollectible accounts. Receivables older than 90 days and receivables related to customer fraud are 100% reserved for in our provision for doubtful accounts. In order to preserve the tax-deductible status of bad debt expense, our trade receivables may not be written out of our primary books and records until certain statutory collection requirements have been complied with.

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

We are currently considering and reviewing our options with respect to participating in a tender for a UMTS license. On March 15, 2002, the Telecom Office opened a tender for the rights to a third GSM 900/1800 license together with a third-generation (UMTS) mobile telephone license for Sk1.5 billion. At the same time, the Telecom Office is offering two stand-alone third-generation (UMTS) mobile telephone licenses for Sk1.499 billion each. The tender for these three new licenses is being held in the form of a “beauty contest,” whereby the licenses will be awarded at a set price to the applicant, in each case, who meets certain set criteria with respect to its existing service and submits the most attractive proposals for the implementation of new services based on the license received. The bids for this tender must be submitted by May 14, 2002 with a view to an allocation of the winning bids by June of 2002. Management believes that, should we decide to participate in the tender and ultimately secure a UMTS license, a roll-out of UMTS service, and the initial required capital expenditures in connection therewith, would gradually be phased in over the next three to four years. In the event we participate in the tender and manage to secure a UMTS license, we would fund the fee required to be paid for the award of the UMTS license, which would be payable in 2002, from surplus cash and current investments carried on the balance sheet as of December 31, 2001.

We believe that our capital resources will provide sufficient financing for our anticipated capital expenditures and other operating needs in the near term. However, we cannot precisely determine the amount of capital we will need to operate, because our expenditures will depend on our future performance, market conditions and other factors, many of which are beyond our control and therefore cannot be predicted with certainty.

Source of Financing.    Primary sources of financing available to us in the future consist of the following:

•	cash flow from operating activities;

•	cash and cash equivalents carried on the balance sheet; and

•	investment of excess cash in interest-bearing securities carried on the balance sheet.

The following table sets forth certain information concerning our historical cash flows:

	Year ended December 31,
	1999	2000	2001
	(millions of Slovak Crows)
Net cash flows
From operating activities	1,200.9	1,703.5	2,002.7
Used in investing activities	(1,947.7)	(4,215.0)	(1,845.3)
From financing activities	636.9	3,491.5	(686.7)

Net Cash from Operating Activities.    Net cash from operating activities was Sk1,200.9 million in 1999, Sk1,703.5 million in 2000, and Sk2,002.7 million in 2001. The significant increase in cash flow from operating activities in 2001 resulted primarily from growth in our customer base as well as an increase in working capital. Offsetting the increase in cash flow from operating activities was an increase by Sk280.5 million of interest paid from Sk578.1 million for the year ended December 31, 2000 to Sk858.6 million for the year ended December 31, 2001.

Net Cash Used in Investing Activities.    Net cash used in investing activities is driven primarily by capital expenditures and by the investment of excess cash in interest-bearing securities. Net cash used in investing activities for capital expenditures was Sk1,947.7 million in 1999, Sk766.9 million in 2000, and Sk1,646.7 million in 2001. Capital expenditures included expenditures for network equipment and infrastructure, information technology and other miscellaneous items, such as computer equipment and software, motor vehicles and other new equipment and fixtures. In 2001, approximately 70.5% of total capital expenditures were related to our mobile network. The significant decline in capital expenditures in 2000 is due to the fact that by mid-1999 we had largely completed the build-out of our GSM network, with future capital expenditures related mostly to adding network capacity to serve our growing customer base, and to roll out additional products and services. Net cash used in investing activities in 2000 included the purchase of Euro-denominated EU government bonds of Sk4,329.3 million and proceeds from the sale of Euro-denominated EU government bonds of Sk881.2 million. In 2001, purchase of such Euro-denominated EU government bonds was Sk4,604.2 million and proceeds from the sale of Euro-denominated EU government bonds reached Sk4,405.5 million.

Net Cash from Financing Activities.    We obtain financing from equity investments and notes issued on the international bond markets. Net cash from financing activities was Sk636.9 million in 1999, Sk3,491.5 million in 2000 while there was cash outflow of Sk686.7 million from financing activities in 2001 due to the repurchase of €15 million of long term notes in September and October 2001 (see Note 13 of the consolidated financial statements attached to this annual report).

Debt.    As of December 31, 2001, our gross debt consisted of Sk6,841.6 million of outstanding long term senior guaranteed notes payable and the interest accrued thereon. On March 23, 2000 we issued €175 million, seven-year senior guaranteed notes at a coupon rate of 11.25%, for total net proceeds of €170.4 million. €90.5 million of the net proceeds of the offering were used to repay existing long-term borrowings from third parties; the remaining net proceeds will be used to fund selected capital additions, customer acquisitions, and general corporate purposes. These notes provide, among other things, for:

•	an 11.25% interest rate;

•	restrictions on dividend payments, liens, and future indebtedness;

•	restrictions on the sale of certain assets or merging with or into other companies, and

•	restrictions on entering into transactions with affiliates.

On August 18, 2000, the SEC declared effective a registration statement we filed together with our financing subsidiary Slovak Wireless Finance Company, B.V., pursuant to which SWFC offered to exchange New Notes for all outstanding Old Notes issued on March 23, 2000. In aggregate, €172.2 million of Old Notes were exchanged for New Notes. The New Notes are substantially identical in terms to the Old Notes, except that the New Notes are registered with the SEC. As of December 31, 2001, there were €2.8 million of Old Notes outstanding. As of December 31, 2001, we believe we were in compliance with all of our covenants under the Old and the New Notes. During the period, EuroTel reclassified deferred finance charges related to the issue of its long term notes. The finance charges are included in the initial measurement of the notes in accordance with IAS 39. For a description of the reclassification, see Note 13 and Note 29 (h) of our consolidated financial statements attached to this annual report. In September and October 2001, EuroTel repurchased €15 million of the long-term notes in a series of open-market transactions for a net consideration of Sk686.7 million. EuroTel used existing liquid assets to repurchase the debt. Net loss of Sk43.7 million (net of deferred tax credit of Sk14.6 million), comprising the difference between the carrying amount of the repurchased notes and net consideration paid amounting Sk32.7 million and unamortized deferred finance charges related to repurchased notes of Sk25.6 million, was charged to income. As a result, EuroTel’s gross debt decreased to €160 million as of October 31, 2001.

On December 19, 2000 the Board of Directors of EuroTel agreed to capitalize all outstanding shareholder loans and interest accrued thereon through December 31, 2000 with an aggregate value of Sk3,058.9 million into ordinary share capital of the Company as of January 1, 2001. The capitalization was completed at a shareholders’ meeting held on March 22, 2001. As a result of this transaction, the total number of ordinary shares authorized, issued and outstanding at December 31, 2001 was 3,561,470, of which 1,816,350 and 1,745,120 were issued to ST and AWBV respectively. The total number of authorized, issued and outstanding preferred shares remains 172,230, all of which are held by ST. For further details see Note 11 to the consolidated financial statements attached to this annual report.

Contractual Obligations and Commercial Commitments.    The following tables set forth certain information concerning our obligations and commitments as at December 31, 2001 to make future payments under contracts, such as debt and lease agreements, and under contingent commitments:

Contractual Cash Obligations	Payments Due By Period
	Total	Less than 1 year	1–3 years	4–5 years	After 5 years
	(millions of Slovak Crowns)
Long Term Debt(1)	6,841.6		—	—	6,841.6
Interest on Long Term Debt(1)	4,336.2	788.4	1,576.8	1,576.8	394.2
Capital Lease Obligations	—	—	—	—	—
Operating leases	1,534.4	140.8	264.9	281.7	847.0
Unconditional Purchase Obligations	309.7	309.7	—	—	—
Other Long Term Obligations	—	—	—	—	—

Total Contractual Cash Obligations	13,021.9	1,238.9	1,841.7	1,858.5	8,082.8

(1)	Under the terms of the Notes, we are permitted to redeem all or any portion of the 11 1/4% Notes at any time on or after March 30, 2004 at face value plus a premium.

In the period from December 31, 2001 to March 20, 2002, we entered into several contractual relationships with third parties. We believe the following agreements are material to our business:

•	Agreement on Provision of Services between EuroTel and Logica, s.r.o. Czech Republic

Pursuant to this contract, Logica provides EuroTel with certain services in connection with the billing and customer care system we use with respect to our post-paid customers. The contract commenced on February 12, 2002 and expires upon the delivery of the services. The contract is governed by Austrian law and may be terminated by notice or withdrawal in case of non-performance. EuroTel’s commitment under the contract is for approximately €3.5 million (excluding VAT and expensed, as stated in the agreement.)

•	Supply Contract for the supply of Intelligent Network Solution between EuroTel and Siemens s.r.o., Slovak Republic

This contract sets forth the modalities of a trial period of twelve months in view of a possible introduction and implementation of a Virtual Public Network (VPN) and pre-paid Intelligent Network-based Services over our existing GSM Network. The trial period commenced on the date of our acceptance of the VPN portion of the Intelligent Network, which was January 4, 2002, and may be terminated for breach or in case of bankruptcy of either party. This contract will expire at the end of the current trial period unless we conclude a final agreement as provided for in the current provisional contract. This contract is governed by Slovak law.

We have further entered into a first and a second amendment to this contract with respect the modalities of the pre-paid Services to eventually be provided thereunder. This contract results in capital commitments of €6.2 million.

In addition, we currently hold an option to purchase the software rights associated with this Intelligent Network Solution, valid for an unlimited time period, at an exercise price of up to €8.9 million, should we decide to full implement the technology beyond the current trial period.

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

Licenses

Pursuant to changes in the regulation of the telecommunication industry in the Slovak Republic under the new Telecommunications Act (No. 195/2000 Coll., as amended to date), the Telecom Office granted us a new License No. 8396/2000 which supersedes all of our previous licenses. This license is valid until August 30, 2011, and can be extended for up to an additional ten years by the Telecom Office at our request. In 2000, we paid Sk24.3 million in fees in connection with all our telecommunications licenses.

EuroTel has agreements containing provisions relating to the granting of licenses mainly with the following parties:

(1)	A Framework contract for the supply and procurement of services and complementary equipment between EuroTel and Comverse Network Systems Ltd.;

(2)	A Supply Agreement with Login a.s.;

(3)	A Supply Agreement with Compaq Computer Slovakia s.r.o.; and

(4)	A Supply Contract for the Supply of Intelligent Network Solution with Siemens s.r.o. Slovak Republic.

The provisions in these agreements pertaining to the granting of a license are predominantly related to the use of software. None of these provisions govern the use of any trademark or other intellectual property rights.

EuroTel is currently in the process of evaluating whether to participate in the tender for one of two UMTS licenses, which was opened by the Telecom Office on March 15, 2002. See above under B “Liquidity and Capital Resources” for a more detailed description. In the event we participate in this tender and are successful in securing a UMTS license, we will be in a position to offer our customers so-called “third generation” mobile telecommunications, services to be gradually phased in over the next three to four years.

D.	Trend Information

In our market, the number of new subscriber connections is greater during the second half of the calendar year than during the first half of the year. This is primarily due to increased sales during our promotions in summer and the Christmas season. Therefore, our fee revenues and revenues from telephones and accessories, and the aggregate cost of sales of telephone and accessories and dealer commissions, have been greater during the second half of the calendar year than during the first half of the calendar year. It is difficult, however, to predict the seasonality of new subscriber connections in the future.

In the first two months of 2002, the Slovak telecommunications market displayed the traditional decrease in subscriber additions as compared to the two months leading up to Christmas. Our subscriber additions are approximately equal to management’s expectations for the first two months of 2002.

Average revenue per user and billable minutes of use approximated management’s expectations for January and February 2002, while churn slightly exceeded our expectations, due primarily to the large number of customers we added in fourth quarter 2001.

Related Parties

EuroTel is a party to the following material transactions with related parties:

•
On December 19, 2000 the Board of Directors of EuroTel agreed to capitalize all outstanding shareholder loans and interest accrued thereon through December 31, 2000 with an aggregate value of approximately Sk3,059 million into ordinary share capital of the Company effective as of January 1, 2001. The capitalization was completed at a shareholders’ meeting on March 22, 2001. As a result of this capitalization of long-term debt, EuroTel was able to reduce interest expense and increase cash flow. For a more detailed description of this capitalization see Note 11 to the consolidated financial statements attached to this annual report.

•
EuroTel is party to two interconnection agreements with Slovak Telecom, which govern the modalities and fees payable with respect to the interconnection of both EuroTel’s NMT and GSM networks with Slovak Telecom’s fixed-line network. Interconnection with Slovak Telecom is necessary in order for our customers to be able to place calls from their mobile phones to numbers on Slovak Telecom’s fixed-line network and vice-versa. In addition, the Telecommunications Act mandates that every telecommunications provider in the Slovak Republic provide for the interconnection of its network with the network of any other operator that requests it. For a more detailed description of these interconnection agreements see Item 10 C. “Material Contracts.”

•
Some of our indirect shareholders provide us with the services of certain key management personnel through a number of consulting and secondment agreements. Under these agreements, we reimburse our shareholders for the internal costs of these personnel in exchange for which we benefit from the experience and services of these highly qualified individuals. For a more detailed description of these consulting and secondment agreements see Item 10 C. “Material Contracts.”

In addition to the foregoing, we are in direct competition with Slovak Telecom with respect to our managed data network services and as a provider of mobile telephony services we compete indirectly for customers with Slovak Telecom’s fixed-line telephony services. See Item 3D. “Risk Factors—Risks Relating to Our Shareholders—We Compete with Our Majority Shareholder.”

Significant Accounting Policies

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to establish accounting policies and make estimates and assumptions that affect the reported amounts of income, assets and liabilities. Such accounting policies include the method used to recognize activation revenue, evaluate the impairment of long-lived assets, and determine the recoverability of deferred tax assets.

Recognition of Activation Revenues.    Until 2000, it had been our policy to recognize activation revenues at the time of sale (to the extent that they equated to the activation costs incurred), activation revenues in excess of activation costs were deferred and amortized over the customer relationship period. Activation costs were charged to income at the time of activation. In the fourth quarter of 2000, management elected to defer activation revenues and direct activation costs over the estimated customer relationship period to achieve a better allocation of these revenues and costs to the periods they related to. We determine this customer relationship period based on actual historical results. EuroTel restated its 1999, 1998 and 1997 historical consolidated financial statements to reflect the retrospective application of this policy. This resulted in no change in the equity or net income for any of the periods presented. Generally, our activation costs equal or exceed our activation revenues. Activation costs in excess of activation revenues are expensed as incurred. Any reduction in our activation fees due to re-pricing or promotion would result in the immediate recognition of expense equal to the reduction in activation revenue.

Impairment of Long-Lived Assets.    Property, plant and equipment and other non-current assets and other intangibles are reviewed for impairment losses whenever changes in circumstance indicate that the carrying amount may not be recoverable. Assets whose carrying values exceed their recoverable amount are written down to an amount determined using the discounted net future cash flows expected to be generated by the asset. We included in mobile plant and equipment certain assets previously related to NMT activity. These assets primarily relate to infrastructure, which can be used interchangeably for both NMT and GSM services, such as, for example, power supplies and transmission links. As a result, we did not record an impairment related to these assets. Notwithstanding the foregoing, we made a one-time write-off of Sk34.5 million in the three months ended December 31, 2001, with respect, specifically, to NMT-channel cards which were no longer used in our NMT service in 2001.

Deferred Tax Assets.    Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available, against which the temporary differences can be utilized. The realization of deferred tax assets with respect to deferred tax losses carried forward is dependent on our ability to generate future taxable profits, which will be set off against tax losses carried forward. Under Slovak tax law, in order to fully benefit from our tax losses carried forward, which cumulated over the period 1999 through 2001, we must generate taxable profits in 2002, as tax losses can be carried forward for a maximum of three years. Our taxable profits throughout years 2002-2006 must exceed 20% of the balance of our tax losses carried forward, as the relief is under Slovak law given evenly over 5 years. Any excess of tax loss available for offset over taxable profit in any year from 2002 through 2006 would become non-deductible. In addition, we are obligated to acquire tangible fixed assets in an amount equal to, or in excess of, the amount of any tax relief we seek, in order to qualify for the relief.

Our business plan, including forecast of our taxable profits and capital expenditure, supports our view that sufficient taxable profits in each of the years 2002 through to 2006 will be generated to recover the deferred tax asset in full.

In July 2001, the Financial Accounting Standards Board (the “FASB”) issued a Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations”, and SFAS No. 142, “Goodwill and Other Intangible Assets”. These new standards will be effective for EuroTel’s fiscal year ending December 31, 2002. However, the provisions of FAS 141 apply to all new acquisitions consummated after July 1, 2001. SFAS 142 contains certain transitional provisions that may effect the classification of intangible assets as well as the balance of goodwill. However, the ongoing impact will be that certain intangible assets and goodwill will no longer be amortized, but instead tested at least annually for impairment. Neither of these standards are expected to have a significant effect on EuroTel’s results of operations or financial position.

In November 2001, the Emerging Issues Task Force (the “EITF”) released Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer or a reseller of the Vendor’s Product,” which applies to annual or interim financial statement periods beginning after December 15, 2001. The release provides that cash consideration (including sales incentives) given to customers or resellers should be accounted for as a reduction of revenue unless EuroTel receives a benefit that is identifiable and can be reasonably estimated. This standard is not expected to have a significant effect on EuroTel’s results of operations or financial position.

Cautionary Statement Regarding Forward-Looking Statements

Certain portions of this section, and elsewhere in this annual report, contain forward-looking statements. We may also make written and/or oral forward-looking statements in our periodic reports to the Securities and Exchange Commission, in our annual report to shareholders, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by officers, directors or employees to third parties, including financial analysts. Statements that are not historical facts, including statements about beliefs and expectations, are forward-looking statements. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “are comfortable with,” and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are based on current plans, estimates, and projections, and you should, therefore, not rely on them unduly. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of these statements in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those anticipated in any forward-looking statement. These factors include, among others:

1.	our ability to maintain and strengthen our competitive position in the Slovak Republic. Whether we will succeed in this regard will depend on our ability, among other things:

a.	to protect and enhance our reputation for maintaining a high standard in telecommunication services;

b.	to secure and maintain long-term contract customers on attractive terms;

c.	to maintain and enhance revenues despite declining prices and increasing competitive pressure;

d.	to continue to invest in state-of-the-art technology in order to provide competitive quality service at competitive prices; and

e.	to successfully develop and market new products and services in accordance with trends in the industry and our customers’ demands;

2.	our reliance on other companies, such as our major suppliers;

3.	our ability to recruit and retain high-quality personnel, including senior management;

4. currency	fluctuations in key currencies in which we do business, including but not limited to the Slovak Crown, Euros and U.S. dollars;

5. changes	in the law, particularly the tax laws and the regulatory framework pertaining to the telecommunications industry of the Slovak Republic; and

6.
changes in accounting principles or standards in the United States and within the IAS as well as changes in the accounting-related rules or regulations promulgated by the Securities and Exchange Commission which may be adverse to us.

Item 6:    Directors, Senior Management and Employees

A.	Directors and Senior Management

As a Slovak joint-stock company, we are managed by a board of directors and by executive officers, who are appointed by the board of directors. Pursuant to Art. 10, Sec. 2 of our Restated and Amended Articles of Association (the “Articles of Association”), members of the board of directors are elected by our shareholders for a five-year term and can be reelected for multiple terms. Pursuant to the Restated and Amended Shareholders’ Agreement entered into among our shareholders in November 1996 (the “Shareholders’ Agreement”), Slovak Telecom nominates three of the five candidates for election to the board of directors and AWBV nominates the remaining two candidates.

In accordance with Slovak law, a supervisory board oversees both our general business and the board of directors. Members of the supervisory board are elected for a term of up to five years. Pursuant to our Articles of Association, the supervisory board consists of six members. Our shareholders elect four members of the supervisory board, two of whom are nominated by Slovak Telecom and two of whom are nominated by AWBV. Our employees nominate and elect the remaining two members of the supervisory board.

The board of directors appointed two company procurators, who are jointly empowered to act on behalf of the Company to the fullest extent permissible by, and in accordance with, requirements imposed by the Slovak Commercial Code. In their decisions appointing these procurators, the board set forth a series of limitations as to the powers of representation the procurators have.

There is no provision of our Articles of Association that requires that a major shareholder, customer or supplier be elected as director or member of senior management. However, pursuant to the Shareholders’ Agreement, the chief executive officer is nominated by Slovak Telecom for so long as Slovak Telecom holds more than 50% of the total outstanding shares, and the chief operating officer and chief financial officer are nominated by AWBV for so long as AWBV holds more than 33 1/3% of the total outstanding shares. Pursuant to Section 6.2(a) of the Shareholders’ Agreement, Slovak Telecom’s and AWBV’s respective rights to nominate managers are transferable to any person or entity to which either of these shareholders may transfer their respective share holdings in accordance with the terms of the Shareholders’ Agreement.

Board of Directors

Set forth below are the names of the members of our board of directors followed by their respective biographical data:

Name	Age	Nominated by	Position	Current Term
Ladislav Mikuš	47	Slovak Telecom	Chairman	2000–2005
Rahul N. Saxena	47	AtlanticWest B.V.	Vice Chairman	2001–2006
Fridbert Gerlach	45	Slovak Telecom	Member	2001–2006
Michael Guenther	57	Slovak Telecom	Member	2000–2005
Robert L. Lewis	53	Atlantic West B.V.	Member	2000–2005

Ladislav Mikuš was elected chairman of EuroTel’s board of directors as a nominee of Slovak Telecom in October 2000. Mr. Mikuš is currently president and chief executive officer of Slovak Telecom. From 1998 to 2000, he served as vice-director of CITIBANK Slovakia’s “Citi-business” division. From 1994 to 1998, Mr. Mikuš served as general director with AT&T/Lucent Technologies. From 1991 to 1993, he served as general director with Ernst & Young Consulting Ltd. in the Slovak Republic. From 1989 to 1991, Mr. Mikuš was the general director for marketing with Slovenská Sporitelna, a leading Slovak savings bank. Mr. Mikuš received a Master of Business degree from the California State University, School of Business and Economics in Hayward, California and also holds a degree in Economics from the University of Economics, School of Economics and Trade in Bratislava.

Rahul N. Saxena was elected to Eurotel’s board of directors as a nominee of AWBC in March of 2001. He is presently the Vice Chairman of EuroTel’s board of directors. Mr. Saxena is the head of Verizon Communication Inc.’s (“Verizon”) European mobile and wireline operations. Mr. Saxena has over 17 years of experience in the telecommunications industry ranging from strategic business planning and business development to operations. Since 1992, Mr. Saxena has played key roles in international business development and startup operations on behalf of Bell Atlantic and Verizon in the Czech Republic, the Slovak Republic, Indonesia and Italy. Before joining Bell Atlantic, Mr. Saxena worked with the British management consulting firm PA Consulting Group based in Princeton, New Jersey. Prior to that, Mr. Saxena worked for AT&T in New Jersey, where he began his professional career. Mr. Saxena studied economics and holds a Ph.D and M.Phil in Economics from Columbia University. In addition, Mr. Saxena holds a B.A. (with honors) from St. Stephens College, Delhi University.

Fridbert Gerlach was elected to EuroTel’s board of directors as a nominee of Slovak Telecom in July 2001. Mr. Gerlach joined Deutsche Telekom AG in 1999 as Vice President Regional Build-up and Integration in the Region Central and Eastern Europe, Middle East. He has held the position as Senior Executive Vice President of the Region Central and Eastern Europe, Middle East, since June 2001. Before joining Deutsche Telekom in 1999, he worked as director for international joint ventures at T-Mobile. From 1987 to 1997 he held several management positions within the international division of Alcatel SEL AG in Stuttgart, Germany. After graduating in telecommunications from Aachen University in 1983, he stayed on there to work as an electrical engineer until 1987 and, during that time, completed studies in business administration.

Michael Guenther was elected to EuroTel’s board of directors as a nominee of Slovak Telecom in October 2000. Mr. Guenther is a member of the board of management of T-Mobile International AG (“TMO”). He is responsible for managing TMO’s and Deutsche Telecom’s mobile communication holdings in Central and Eastern Europe since September of 2001. He was the chief financial officer of TMO from January of 2000 until August of 2001. Before that from September 1997, Mr. Guenther was the chief financial officer of T-Mobile Deutschland GmbH, TMO’s German mobile communications operator. In 1996, Mr. Guenther was responsible for finance and controlling at Deutsche Telekom’s Business Customer Division. From 1993 to 1996, he was a finance director with Deutsche Telekom’s DeTeSystem subsidiary. From 1987 to 1993, Mr. Guenther was a board member of Phillips Kommunikations Industrie AG in Nuremberg, and was responsible for, finance, accounting and information technology. Mr. Guenther began his professional career in 1971 with the Phillips Group, where he was a business manager in various divisions. Mr. Guenther studied Business Administration at the Universities of Berlin and Hamburg, where he received a degree as Diplom-Kaufmann.

Robert L. Lewis was elected to EuroTel’s board of directors as an AWBV nominee in October 2000. Concurrently, he also serves on the board of several other AT&T wireless joint ventures including EuroTel Praha in the Czech Republic, Far EasTone in Taiwan and Birla/AT&T in India. From 1995 to 1998 he was the AT&T Wireless Services vice president of international development and operations, based in London and responsible for Europe, the Middle East and Africa. Prior to that, Mr. Lewis was Western Regional Vice President for marketing, distribution and customer service at AT&T Wireless Services from 1994 to 1995 and held a similar position at McCaw Cellular Communications Inc. from 1991 to 1994. From 1986 to 1991, Mr. Lewis held a number of senior management positions with McCaw Cellular Communications Inc., and from 1971 to 1985 he held various senior management positions with the Xerox Corporation. Mr. Lewis received an Executive Master of Business Administration degree from the University of Washington and a Bachelor of Sciences degree in Management from Santa Clara University in California.

Supervisory Board

Set forth below are the names of the members of our supervisory board followed by their respective biographical data:

Name	Age	Nominated by	Position	Current Term
Jozef Pavlík	43	Slovak Telecom	Chairman	2000–2005
Frederic L. Wohl	38	Atlantic West B.V.	Vice-Chairman	2001–2006
Farshid Ebrahimi-Ghajar	44	Atlantic West B.V.	Member	2000–2005
Pavol Gašpar	55	Employees	Member	1999–2004
Beáta Lacíkova	35	Employees	Member	1999–2004
Mark von Lillienskiold	56	Slovak Telecom	Member	2000–2005

Jozef Pavlík was elected to EuroTel’s supervisory board as a nominee of Slovak Telecom in October 2000. From February 1999 to October 2000 he was a member of EuroTel’s board of directors. Mr. Pavlík joined Slovak Telecom in 1998 where he is currently a member of the board of directors. Prior to joining Slovak Telecom he worked for the Slovak Ministry of Transport, Posts and Telecommunication as well as for Alcatel Business Systems Bratislava. Mr. Pavlík received a degree from the Slovak Technical University of Bratislava, Faculty of Electrical Engineering.

Frederic L. Wohl was elected to EuroTel’s supervisory board as an AWBV nominee in October 2001. Mr. Wohl joined EuroTel in January 2001 as director of sales and marketing. Prior to joining EuroTel, Mr. Wohl served as Chief Commercial Officer with Romtelecom, a Romanian telecommunications company. He has been employed with Verizon Communications and various of its predecessor companies for more than fifteen years in a variety of positions in the U.S. and internationally. Mr. Wohl received a Bachelor of Arts degree in Political Science from the University of California, Los Angeles and a minor in Economics with a concentration in International Relations from the University of California at Davis.

Farshid Ebrahimi-Ghajar was elected to EuroTel’s supervisory board as an AWBV nominee in May 2000. He joined EuroTel in February 2000 as acting chief operating officer and in May 2000, he was appointed chief technical officer. From 1998 to February 2000, Mr. Ebrahimi-Ghajar was an associate director with Bell Atlantic International Wireless, a division of Bell Atlantic, where he worked as a GSM engineering advisor in both the Czech Republic and Indonesia. Prior to joining Bell Atlantic International Wireless, Mr. Ebrahimi-Ghajar worked at AirTouch Communications, Inc. for 16 years, where he served in a variety of positions in the Engineering Department, including as chief engineer, a position he held from 1995 to 1997. Mr. Ebrahimi-Ghajar received his Master of Sciences degree in Engineering from the University of California at Berkeley.

Pavol Gašpar was elected to EuroTel’s supervisory board as a nominee of EuroTel employees in August 1999. He joined EuroTel in 1991 and is currently a senior employee in the operations and engineering department. Mr. Gašpar graduated with a degree in civil engineering from the Slovak Technical University in Bratislava in 1969.

Beáta Lacíkova was elected to EuroTel’s supervisory board as a nominee of the employees in September 1999. She is currently the head of EuroTel’s data department’s financial administration unit. Ms. Lacíkova graduated from the School of Chemistry and Technology of the Slovak Technical University of Bratislava in 1989 and from the City University of Bratislava in 1998.

Mark von Lillienskiold was elected to EuroTel’s supervisory board as a nominee of Slovak Telecom in October 2000. Mr. von Lillienskiold joined Deutsche Telekom in 1994 as an executive officer for international finance. He currently serves as senior executive vice president and chief financial officer of Slovak Telecom. From 1994 to 2000, he served as chief executive officer at Mátav, Hungarian Telecommunications Company Ltd., where he had also been a member of the operating committee since 1994 and a member of the executive committee and board of directors since 1996. From 1991 to 1993, he worked for an affiliate of Banco Latino/Lauria Group as a vice president of finance. From 1986 to 1991, Mr. von Lillienskiold was employed with a subsidiary of the B.A.T. Group, where he served as a finance manager in Venezuela from 1986 to 1988 and as a finance director and board member in Belgium from 1988 to 1991. Mr. von Lillienskiold began his professional career in 1977 at Bayer AG where he held various positions including director, finance director and member of the board of various subsidiaries in several countries. Mr. von Lillienskiold received a Doctor of Law degree from the University of Bonn in 1975.

Executive Officers

Set forth below are the names of the members of our executive board followed by a short biography of each officer:

Name	Age	Position	Appointed
Jozef Barta	36	Chief Executive Officer	1999
Ivan Bošnák	33	Acting Chief Financial Officer	2001
Farshid Ebrahimi-Ghajar	44	Chief Technical Officer	2000
Milan Hain	39	Chief Information Officer	2000
Frederic L. Wohl	38	Director of Sales and Marketing	2001
Ján Pitonák	29	General Legal Counsel	2000
Jana Staneková	38	Customer Service Director	1999
Reinhard Scheller	54	Strategic Planning Division Director	2001
Klaudius Kosnác	44	Human Resources Director	2001
Juraj Droba	31	Corporate Affairs Director	2002

Jozef Barta joined EuroTel in February 1999 as chief executive officer. From February 1993 to February 1999, Mr. Barta worked as an investment banker and trader for Credit Suisse First Boston in Prague, the Czech Republic, as the country officer for Slovakia. Mr. Barta received a Master’s degree in Business Administration from Harvard University’s Graduate School of Business Administration and a Bachelor of Sciences degree from the University of Economics in Bratislava.

Ivan Bošnák joined EuroTel in June 2000 as controller and in October 2000 he was also given responsibility for the business planning and treasury departments as deputy chief financial officer. In August 2001, Ivan Bošnák was nominated as acting chief financial officer with overall responsibility for the finance division. From October 1998 to June 2000, Mr. Bošnák was head of corporate finance at Citibank Slovakia, where he worked on various financing transactions as well as mergers and acquisitions in Slovakia. From 1993 to June 1998, Mr. Bošnák held positions of increasing responsibility in the audit and corporate finance departments of the accounting firms of Coopers & Lybrand and later PricewaterhouseCoopers. Mr. Bošnák received a Master of Sciences degree from Slovak Technical University in 1993 and is licensed as Certified Public Accountant in the United Kingdom.

Farshid Ebrahimi-Ghajar joined EuroTel in February 2000 as acting chief operating officer. In May 2000, he was appointed chief technical officer. From 1998 to February 2000, Mr. Ebrahimi-Ghajar was an associate director with Bell Atlantic International Wireless, a division of Bell Atlantic, where he worked as a GSM engineering advisor in both the Czech Republic and Indonesia. Prior to joining Bell Atlantic International Wireless, Mr. Ebrahimi-Ghajar worked at AirTouch Communications, Inc. for sixteen years, where he served in a variety of positions in the engineering department, including the position of a chief engineer, which he held from 1995 to 1997. Mr. Ebrahimi-Ghajar received his Master of Sciences degree in Engineering from the University of California at Berkeley.

Milan Hain joined EuroTel in May 1999 as manager of information technology. In May 2000, he was appointed chief information officer. From 1993 until joining EuroTel, Mr. Hain held various positions at Všeobecná Úverová Banka, including that of director of information development. From 1991 to 1992, Mr. Hain was an associate researcher at the Eindhoven Technology University in The Netherlands, where he also pursued doctoral studies. Mr. Hain received a Doctor of Philosophy degree in Mathematics and Physics from the Comenius University in Bratislava.

Frederic L. Wohl joined EuroTel in January 2001 as director of sales and marketing. Prior to joining us, Mr. Wohl served as chief commercial officer with Romtelecom, a Romanian telecommunications company. He has been employed with Verizon Communications and its predecessors for more than fifteen years in a variety of positions in the U.S. and internationally. Mr. Wohl received a Bachelor of Arts degree in Political Science from the University of California, Los Angeles and a minor in Economics with an emphasis in International Relations from the University of California, Davis.

Ján Pitonák joined EuroTel in August 2000 as general legal counsel. He is an attorney at law admitted to practice in the Slovak Republic. Prior to joining EuroTel, Mr. Pitonák worked in the law offices of JUDr. Ružicka and Cechová & Rakovský. Mr. Pitonák graduated from the School of Law of Comenius University in Bratislava. In 2001 he obtained his degree of Juris Doctor from the University of Pavol Jozef Šafárik in Košice. During this time as well as after graduation, Mr. Pitonák attended several professional study courses in places such as Utrecht, the Hague, Rome and Warsaw.

Jana Staneková joined EuroTel in August 1991. She has been our customer service director since April 1999. Ms. Staneková also held various other positions with EuroTel, including that of customer service representative, prior to being appointed to her current position. Ms. Staneková received a degree in Industrial Engineering from the Slovak Technical University in Bratislava.

Klaudius Kosnác joined EuroTel in April 2001 as a human resources (“HR”) director. Before joining EuroTel, he held the position of HR director at Vivendi Environment’s Energy Holding Group in Slovakia. In 1995 he joined Bank Austria as a member of the founding team, where he established the HR group of Bank

Austria’s Slovak subsidiary. Later in 1998, as HR Director, Mr Kosnác worked on a merger between Bank Austria and Creditanstalt. From 1991 to 1995, Mr. Kosnác worked for several European Union programs focused on education and training as well as labour market restructuring. Mr. Kosnác received a Master’s degree in Engineering from the Slovak Technical University in Bratislava.

Juraj Droba joined EuroTel in January 2002 as director of corporate affairs. From 1996 to 2000, he was a co-founder and managing partner of the public relations firm Omnipublic Ltd., where he supervised major accounts. In 1991 and 1992, he studied sociolinguistics at Rijksuniversiteit Gent in Belgium. He received his MBA from the University of Pittsburgh in 2000 and his M.A. in public affairs from George Washington University in 2001 as a Fulbright scholar. During his stay in Washington, D.C., he worked for Ketchum Public Relations and APCO Worldwide.

Reinhard Scheller joined EuroTel in September 2001 as director strategic planning. From 1996 to 2001 he worked for T–Mobil, the mobile affiliate of Deutsche Telekom AG as Vice President International Business and later in T–Mobile International. Prior to that, he worked for Alcatel, holding various management positions in Germany and France, as well as serving as CEO of Alcatel’s joint venture company in Hungary. Before joining Deutsche Telekom he was Vice President of Marketing and Sales Mobile Communication at Alcatel Paris. Mr. Scheller completed his studies in electrical engineering, informatics and teletraffic theory at the University of Stuttgart in 1975. He continued to work as the head of a scientific research program and received the PhD in electrical engineering in1980.

Procurators

Name	Age	Position	Appointed
Jozef Barta	36	Chief Executive Officer	1999
Ján Pitonák	29	General Legal Counsel	2001

Jozef Barta joined EuroTel in February 1999 as chief executive officer. He was appointed procurator of the Company in February 1999. From February 1993 to February 1999, Mr. Barta worked as an investment banker and trader for Credit Suisse First Boston in Prague, the Czech Republic, as the country officer for Slovakia. Mr. Barta received a Master’s degree in Business Administration from Harvard University’s Graduate School of Business Administration and a Bachelor of Sciences degree from the University of Economics in Bratislava.

Ján Pitonák joined EuroTel in August 2000 as general legal counsel. He was appointed as procurator of the Company in July 2001. He is an attorney at law admitted to practice in the Slovak Republic. Prior to joining us, Mr. Pitonák worked in the law offices of JUDr. Ružicka and Cechová & Rakovský. Mr. Pitonák graduated from the School of Law of Comenius University in Bratislava.

B.	Compensation

In 2001, we paid the following amounts in compensation to the members of our supervisory board and our executive officers:

(Slovak Crowns)
Payments in salaries and bonuses	17,107,166
Payments in pension plan contributions(1)	734,852

(1)	EuroTel does not participate in any social security or pension plans beyond the statutory requirements. See Note 24 to the consolidated financial statements on page F-26.

In addition, some of our executive officers receive payments directly from the respective shareholders who second them to us or provide us with their services as consultants. We have an obligation to reimburse these shareholders for any such direct payments. See C. “Board Practices—Secondment Agreements” below. The aggregate amount of these obligations to our shareholders was Sk37.2 million for the year ended December 31, 2001. With a limited number of exceptions(6), none of our directors or managers are entitled to a benefits package upon termination of their employment or respective term.

C.	Board Practices

Employment Agreements

EuroTel uses two standard-form employment contracts for its employees. One form is used for members of senior management and the other form is used for employees below the level of senior management. Both forms contain all material information required by the Slovak Labor Code as well as the specific individual terms and conditions agreed to by the parties.

Secondment Agreements

EuroTel shareholders second certain of our managers to us pursuant to secondment agreements. Seconded managers remain the employees of the respective shareholder, which pays their salary, social security and other benefits. We, in turn, reimburse the shareholder for the cost of these secondments.

Committees

EuroTel’s board of directors created two standing committees during 2001. Based upon a board of directors’ decision adopted on May 18, 2001, an audit and finance committee was established in July 2001. The primary purpose and function of the audit and finance committee is to assist the board of directors in fulfilling its oversight responsibilities, ensuring appropriate internal control mechanisms, reporting, and audit functions. In addition, the board of directors, at a meeting held on July 10, 2001, resolved to create a compensation committee. The compensation committee’s primary mandate is to oversee, review, recommend, and approve benefit and compensation guidelines. The compensation committee is also entrusted with the task of monitoring employees’ and officers’ salaries and incentive packages.

The table below sets forth the members of our audit and finance committee:

Name	Age	Position	Appointed
Michael Guenther	57	Chairman	May 2001
Robert L. Lewis	53	Member	May 2001
Rahul N. Saxena	47	Member	May 2001

The table below sets forth the members of our compensation committee:

Name	Age	Position	Appointed
Robert L. Lewis	53	Chairman	July 2001
Ladislav Mikuš	47	Member	July 2001

D.	Employees

The table below sets forth the number of employees in each of our departments as of December 31 of each of the following years:

	As of December 31,
	1999	2000	2001
Operations and engineering	281	260	289
Customer service	216	219	261
Marketing and sales	208	195	208
Finance and administration	142	122	139
Executive and legal	15	19	26

	862	815	923

(6)
The Board of Directors may, at its discretion, pay our CEO up to 12 months’ salary in severance pay in the event of his removal from his position and subsequent termination if his employment with the Company, except in the case of termination for cause. As part of his negotiated employment contract, our general counsel is entitled to 9 months’ salary in severance pay in the event of his removal from his position and subsequent termination of his employment with the Company, except in the case of termination for cause. One member of our middle management has a similar provision, agreed to as part of ordinary employment contract negotiations.

In addition, our acting chief financial officer, director of sales and marketing, chief technical officer and strategy and director of strategic planning are currently seconded to us by our shareholders. All of our employees are employed in and have their principal place of business in the Slovak Republic.

There are no collective bargaining agreements in place between EuroTel and its employees, and EuroTel’s employees are not unionized. As an employer in the telecommunications industry, EuroTel is a member of the Union of Transportation, Posts and Telecommunications Employers. As such, EuroTel is a party to a “higher-level collective bargaining agreement.” Being a party to this “higher-level collective bargaining agreement” puts EuroTel in a stronger negotiating position with any trade union EuroTel’s employees may decide to form in the future. EuroTel’s management has enjoyed a positive relationship with its employees to date, without any previous history of work stoppages or strikes.

E.	Share Ownership

EuroTel’s total number of issued and outstanding ordinary shares as of December 31, 2001 was 3,561,470, of which 1,816,350 were held by Slovak Telecom and 1,745,120 by AWBV. Issued and outstanding preferred shares totaled 172,230 as of December 31, 2001, all of which are held by Slovak Telecom. Each class of shares has one vote per share. The economic rights of the holders of preferred shares are limited to the distribution of a preferred dividend of Sk1.00 per preferred share prior to the payment of any dividends to the holders of ordinary shares. The holders of ordinary shares have a right to a proportionate share of our profits, whenever we declare dividends that we are permitted to distribute pursuant to Slovak law and our contractual obligations. This structure of preferences results in asymmetric percentage holdings by our shareholders with respect to the economic interests in EuroTel (as expressed by the potential dividends) as compared to the voting rights in EuroTel (based on the number of shares owned).(7) Slovak Telecom holds an economic interest of 51% and a 53% of the voting rights in EuroTel. Conversely, AWBV holds a 49% economic interest and a 47% of the voting rights in EuroTel.(8)

We have not issued any employee shares. No person listed in Item 6A. owns any shares of the Company.

Item 7:    Major Shareholders and Related Party Transactions

A.	Major Shareholders

At the time of its formation of EuroTel Bratislava, a.s., issued two classes of shares: ordinary shares and preferred shares.

The total number of ordinary shares issued and outstanding at December 31, 2001 was 3,561,470, of which 1,816,350 and 1,745,120 were issued to Slovak Telecom and AWBV respectively. The total number of preferred shares issued and outstanding as of December 31, 2001 was 172,230, all of which were issued to Slovak Telecom. Each class of shares has a nominal value of Sk1,000 per share and carries one vote per share. As a result of the fact that the preferred shares are entitled only to a preferred dividend of Sk1 per share, the shareholdings in EuroTel as of December 31, 2001 were as follows:

	Economic interest*	Voting rights*
Slovak Telecom	51%	53%
AWBV	49%	47%

(7)
This asymmetry originates from the time of formation of the joint venture between Slovak Telecom and AWBV, when the requirements of Slovak law mandated that Slovak Telecom hold the controlling interest in EuroTel. In order to comply with the legal requirements while being able to attribute the economic interests in the Company in accordance with the parties’ intentions, the class of preferred shares was introduced to separate the percentage ratio with respect to the voting rights from that of the economic interests.

(8)
The exact percentage of shareholdings is 51.0000084235% of the economic interest and 53.2603% of the voting rights, respectively, held by Slovak Telecom and 48.9999915765% of the economic interest and 46.7397% of the voting rights, respectively, held by AWBV. These numbers are rounded to the nearest percent for convenience purposes.

*
Please note that these percentage figures are rounded for purposes of convenience throughout the document. For the exact percentage shares with regard to share ownership see Item 6E. “Share Ownership.”

On December 19, 2000 the Board of Directors of EuroTel agreed to capitalize all outstanding shareholder loans and interest accrued thereon through December 31, 2000 with an aggregate value of approximately Sk3,059 million into ordinary share capital of the Company effective as of January 1, 2001. The capitalization was completed at a shareholders’ meeting on March 22, 2001. As a result of this transaction, the total number of ordinary shares authorized, issued and outstanding at December 31, 2001 was 3,561,470, of which 1,816,350 were issued to Slovak Telecom and 1,745,120 of which were issued to AWBV. The total number of authorized, issued and outstanding preferred shares remains 172,230, all of which are held by Slovak Telecom. This issuance of new shares to the shareholders occurred on a pro rata basis and, therefore, had no effect on the ownership of the economic interest of the respective shareholder in EuroTel. As, however, only ordinary shares were issued and the number of preferred shares remained unchanged, there was a shift in the percentage of voting rights in favor of AWBV, which, prior to the capitalization of the shareholder loans, held 40% of voting rights, while Slovak Telecom held the remaining 60%.

Slovak Telecom

Slovak Telecom is currently still the sole provider of national fixed-line public telephony services and international public telephony services in the Slovak Republic. Deutsche Telekom AG acquired 51% of Slovak Telecom on August 4, 2000. The Slovak Republic, through the MTPT, holds a stake of 34% of Slovak Telecom shares and the remaining 15% shares of Slovak Telecom are held by the NPF.

Atlantic West B.V.

AWBV is a joint venture company owned by BAC International—The Netherlands B.V. and MediaOne International II B.V. BAC International is an indirect subsidiary of Verizon Communications Inc. MediaOne International II B.V. is an indirect subsidiary of AT&T Wireless Services Inc., which spun off from AT&T Corp in July 2001. In addition to its ownership interest in EuroTel, AWBV also owns Eurotel Praha, spol. s r.o., a mobile telecommunications operator in the Czech Republic, in a partnership with Ceský Telecom.

Deutsche Telekom AG

Deutsche Telekom AG (Frankfurt, Amtlicher Handel: DTE / NYSE: DT) is Europe’s largest telecommunications company, covers the entire spectrum of modern telecommunication services through its four subsidiaries or divisions listed below:

•	mobile communications (T-Mobile International);

•	internet access (T-Online International);

•	data services (T-Systems International); and

•	network access services (T-Com).

In addition to its ownership interest in Slovak Telecom, Deutsche Telekom AG directly or indirectly holds interests in various mobile providers in Hungary, Croatia, the Ukraine and Southeast Asia. Through T-Mobile International, Deutsche Telekom AG wholly owns the subsidiaries T-Mobile Deutschland (in Germany), max.mobil. (in Austria), One 2 One (in the United Kingdom) and VoiceStream Wireless (in the United States). T-Mobile International also holds a majority interest in the Czech mobile provider RadioMobil in addition to ownership interests in mobile service providers in the Netherlands (“Ben”), Russia (“MTS”) and Poland (“Era/GSM”). As a result of this portfolio of direct and indirect equity interests, Deutsche Telekom AG has established an international presence spanning 19 mobile telephony markets. As of December 31, 2001, Deutsche Telekom AG, together with its subsidiaries and affiliated companies, serviced more than 67 million customers and reported revenues in excess of €48 billion in 2001.

Verizon Communications Inc.

Verizon Communications Inc. (NYSE: VZ) is one of the world’s leading providers of communications services. Verizon, together with its subsidiaries and affiliated companies, is the largest provider of wireline and wireless communications services in the United States, providing service to the equivalent of 132.1 million access lines as well as to 29.4 million wireless customers. Verizon’s global presence extends to approximately 45 countries throughout the Americas, Europe, Asia and the Pacific, managing approximately 10 million access lines and providing wireless services to approximately 38 million customers. Verizon is a Fortune 10 company with approximately 247,000 employees and revenues of approximately US$67 billion in 2001.

AT&T Wireless Services, Inc.

AT&T Wireless Services, Inc. (NYSE: AWE), which split from AT&T Corp in July 2001, is the largest independently owned and operated wireless company in North America and a leading provider of advanced wireless services for consumers and businesses. Through it’s three major business divisions:

•	Mobility;

•	International; and

•	Mobile Multimedia Services

and its affiliates and partnerships, it serves approximately 19.7 million customers worldwide. In addition to it’s ownership interest in AWBV, AT&T Wireless owns minority interests in wireless carriers in a number of countries including Canada, the Czech Republic, India, Indonesia and Taiwan and has entered into strategic alliances with telecommunications companies such as NTT DoCoMo (in Japan) and BT Wireless (in the UK). For the year ended December 31, 2001 AT&T Wireless reported revenues exceeding US$13.6 billion, 92% of this amount resulting from service revenues.

B.	Related Party Transactions

In the ordinary course of business, we purchase certain telecommunications services from, and sell certain services to, Slovak Telecom. EuroTel is also a party to a number of lease agreements with Slovak Telecom, such as, for example, the lease of base stations, non-residential real property and fixed telecommunications lines. Our business transactions with AWBV and T-Mobile International AG consist of consulting agreements and secondments agreements we have entered into with these shareholders. Under these agreements AWBV and T-Mobile International AG provide us with certain consulting services and second certain of their employees to us in exchange for the payment of management fees and the internal costs of such services.

In addition, EuroTel purchases and sells, in the ordinary course of business, a number of telecommunications services from the following subsidiaries, associated companies as well as certain joint ventures to which our shareholders are also parties:

•	Eurotel Praha spol. s r.o. and RadioMobil a.s., in the Czech Republic;

•	T-Mobile Deutschland GmbH (f/k/a DeTeMobile Deutsche Telekom MobilNet GmbH) and Vodafone Mobilfunk GmbH (f/k/a Mannesmann Mobilfunk GmbH), in Germany;

•	max.mobil Telekommunikations Service GmbH, in Austria;

•	Westel Mobil Távközlési Rt., in Hungary;

•	Omnitel Pronto Italia S.p.A., in Italy; and

•	Polska Telefonia Cyfrowa Sp Zoo (“PTC”), in Poland.

All of our transactions and business dealings with the aforementioned related parties are conducted at arm’s length and can be summarized as follows:

	Year ended December 31,			2 months ended February 28,
Transaction	1999	2000	2001	2002 (unaudited)
	(thousands of Slovak Crowns)
Sales to Slovak Telecom	863,319	816,969	972,070	154,637
Purchases from Slovak Telecom	813,297	677,098	756,741	131,888
Lease expenses paid to Slovak Telecom	16,662	38,337	41,255	7,288
Sales to Eurotel Praha	54,045	69,963	83,361	11,079
Purchases from Eurotel Praha	31,406	34,018	33,470	4,965
Sales to other related parties	—	87,504	102,326	20,036
Purchases from other related parties	—	48,964	53,410	8,993
Management fees(1) paid to AWBV	30,624	37,841	33,476	6,492
Management fees(1) paid to T-Mobile International AG	—	—	3,744	3,509
Directors and management fees	13,967	12,512	17,842	9,464

(1)	Including fees for secondments.

Contrary to prior years, we no longer carry any long-term loans from our shareholders. With the approval at a general meeting of the shareholders on March 22, 2001 of a capitalization of US$64.5 million in outstanding debt from shareholders and interest accrued thereon in exchange for 2,796,000 ordinary shares of EuroTel (as more particularly described in Note 11 to the consolidated financial statements attached to this annual report), the outstanding balance of long-term shareholder debt was reduced to zero.

Transactions with AWBV

Contract on the Provision of Services between EuroTel and Atlantic West B.V.

Pursuant to this contract, AWBV provides engineering services to EuroTel on a secondment basis. Under the terms of the agreement, Mr. Farshid Ebrahimi-Ghajar is seconded to us as chief technical officer from May 1, 2000 to June 1, 2002. This contract can be terminated upon mutual agreement of the parties or if the secondment is no longer possible (e.g., Mr. Ebrahimi-Ghajar terminates his employment with our shareholder) and is governed by the laws of the Slovak Republic.

Contract on the Provision of Services between EuroTel and Atlantic West B.V.

Pursuant to this contract, AWBV provides marketing and sales management services to EuroTel on a secondment basis. Under the terms of the agreement, Mr. Frederic Lyman-Wohl is seconded to us as director of sales and marketing from January 22, 2001 to January 22, 2003. This contract can be terminated upon mutual agreement of the parties or if the secondment is no longer possible (e.g., Mr. Lyman-Wohl terminates his employment with our shareholder) and is governed by the laws of the Slovak Republic.

Verbal Agreement for the Provision of Services between EuroTel and Atlantic West B.V.

Under a verbal agreement between AWBV and EuroTel, Mr. Ivan Bošnák, who is hired by AWBV as an external consultant, is put at the disposal of EuroTel as acting chief financial officer. While this arrangement is not formally documented, it is in essence identical in its terms to the contracts for the provision of services entered into by EuroTel and AWBV with respect to Messrs. Ebrahimi-Ghajar and Lyman-Wohl.

Transactions with Deutsche Telecom

Agreement on International lease of personnel between EuroTel and T-Mobile International AG.

This is framework contract, outlining the general terms and conditions on which certain expert personnel is put at EuroTel’s disposition by T-Mobile International AG. Based on and pursuant to the general terms of this contract, T-Mobile International AG will second Mr. Reinhard Scheller to us to serve as our director of strategic planning. The contract can be terminated by agreement of the parties and is governed by the laws of the Federal Republic of Germany.

Transactions with Slovak Telecom

NMT and GSM Interconnection Agreements between EuroTel and Slovenské telekomunikácie, a.s.

The interconnection agreements governing the interconnection of our NMT and GSM services, respectively, with those of Slovak Telecom’s fixed-line network are the most significant agreements we currently have in place with this shareholder. In addition to these interconnection agreements we have entered into several other agreements with Slovak Telecom, all in relating to the normal course of the telecommunication business. These other agreements include leases of telecommunication equipment and network lines.

Transactions with other Related Parties

In the normal course of its business activities, EuroTel also purchases and sells telecommunications services from a number of affiliated telecommunications companies. Most of these services relate to providing roaming capabilities to our mobile customers. Our post-paid GSM customers can make and receive calls and SMS while outside the Slovak Republic using GSM mobile networks of foreign operators with whom we have roaming agreements. Conversely, customers of these foreign operators are able to place and receive calls and SMS while in the Slovak Republic using our GSM mobile network. Our pre-paid customers can make and receive text messages while they are abroad and our NMT customers can place and receive calls while roaming in the Czech Republic. A number of these foreign operators are subsidiaries or affiliates of some of our shareholders. For example, our roaming partners in the Czech Republic, Eurotel Praha spol. s r.o. and RadioMobil a.s, are owned in part by certain of our shareholders. As of December 31, 2001, we had 197 roaming agreements in 97 countries throughout Europe, North and South America, Asia, Africa and Australia. Of the twenty most significant roaming partners we have roaming agreements with, eleven are affiliated with us in some fashion. All of our agreements with such related parties are concluded on an arm’s length basis.

C.	Interests of Experts and Counsel

Not applicable.

Item 8:    Financial Information

A.	Consolidated Statements and Other Financial Information

See the consolidated financial statements, including the Notes thereto, and exhibits listed in Item 19 hereof and incorporated herein by this reference.

Legal and arbitration proceedings.    As of December 31, 2001, we had filed petitions with the relevant courts of competent jurisdiction against numerous delinquent customers for the payment of outstanding receivables in an aggregate amount of Sk185.6 million. We do not expect to recover any material amounts in connection with these claims.

As of December 31, 2001, we were named as a defendant in four lawsuits filed by former employees for alleged unlawful termination. We do not believe that the resolution of these lawsuits will have a material adverse effect on our financial conditions, results of operations or cash flow, as management estimates that the potential damages will not exceed Sk250,000 per lawsuit.

As of December 31, 2001, we were named as a defendant in one minor civil lawsuit for the restitution of alleged unjust enrichment and in one commercial lawsuit for alleged violation of contract, for which damages claimed are in the amount of approximately Sk365,000, plus the cost of litigation. We do not believe that the resolution of these lawsuits will have a material adverse effect on our financial conditions, results of operations or cash flow.

As of December 31, 2001, there were two administrative proceedings initiated against us, both of which were commenced by the Antimonopoly Office of the Slovak Republic based on a complaint by one of our customers. Given the nature of the complaints, their technical complexity and the fact that the Antimonopoly Office is empowered to freely evaluate all evidence submitted in this matter as well as the uncertainties pertaining to the law in the Slovak Republic in general (see Item 3D. “Risk Factors—Risks Relating to the Slovak Republic—The Legal and Political Systems in the Slovak Republic Are in a State of Transition”), management is unable to realistically predict the outcome of these proceedings. In the event the Antimonopoly Office were to decide in favor of the complainant, the sanctions which could be imposed on us could materially effect our business.

Apart from the above, as of December 31, 2001, no further legal or administrative proceedings were initiated against us for amounts in excess of Sk1,000,000.

B.	Significant Changes

On March 15, 2002, the Telecom Office opened a tender for the rights to a third GSM 900/1800 license together with a third-generation (UMTS) mobile telephone license for Sk1.5 billion. At the same time, the Telecom Office is offering two stand-alone third-generation (UMTS) mobile telephone licenses for Sk1.499 billion each. The tender for these three new licenses is being held in the form of a “beauty contest,” whereby the licenses will be awarded at a set price to the applicant, in each case, who meets certain standard criteria and submits the most attractive proposals for the implementation of services based on the license received. The bids for this tender must be submitted by May 14, 2002 in view of an allocation of the winning bids by June of 2002. EuroTel is currently in the process of evaluating whether to participate in the tender for one of the UMTS licenses. For a detailed description of management’s assessment of the effect on EuroTel’s financial situation, should we decide to participate in the tender for a UMTS license, please refer to Item 5. “Operating and Financial Review and Prospects” above.

Item 9:    The Offer and Listing

There is currently no public market for any class of equity security of the Company.

Item 10:    Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The Company is registered in the Slovak Republic with the District Court of Bratislava I under the Company Identification No. 35 705 019.

The relationship between EuroTel and its shareholders is governed by the Restated and Amended Articles of Association and the Shareholders’ Agreement. The Articles of Association are the main operative document of corporate governance of the Company. Although a Memorandum of Association is required by the Slovak Commercial Code in order to form any company of two or more persons, once the company has been formed the Memorandum of Association is of no further significance and the Articles of Association are the document referred to for all matters of corporate governance.

Company’s Objectives and Purposes

The Company’s objectives are set forth in Article 2 of the Articles of Association, and include:

•
The construction and operation of public mobile telecommunication networks in such frequencies as are allocated to the Company by the Telecom Office as well as the provision of public mobile telephony services over these networks;

•	The construction and operation of a public packet network for data transfer and the provision of public data services over this network;

•	The installation and maintenance of telecommunication equipment which comprises the Company’s network;

•	The wholesale purchase of consumer telecommunications products for resale to private and business customers;

•	Consulting in the areas of public cellular radiophone networking and public packet networks for data transfer;

•	Publication of magazines such as “EuroTel Info,” a monthly magazine we publish for our customers;

•	Advertising and promotional activities;

•	The leasing of real estate and non-residential premises and the provision of all services ancillary to the leasing of real estate and movable assets;

•	Mediation in the purchase, sale and lease of real estate properties and other trade activities;

•	General printing services; and

•	The creation and staging of general-knowledge/trivia games, which our customers can participate in via their mobile phones.

Pursuant to Article II, Section 2.2 of the Shareholders’ Agreement, it is the shareholders intention for the Company to implement, operate and expand its mobile telecommunications and data business on a commercially prudent basis in pursuit of the following objectives:

(a)	To provide high-quality Public Land Wireless Network (PLWN) Telephony and Data Network services in the Slovak Republic;

(b)	To maximize the commercial viability and profitability of the business;

(c)
To attain the highest possible rate of return on capital, commensurate with the level of risk associated with starting up new and capital-intensive PLWN Telephony and Data Network services in an emerging market such as the Slovak Republic;

(d)	To expand the business in order to increase earnings and to compete effectively against any competing service providers; and

(e)	To protect the capital and the assets of the Company from excessive depreciation, theft, misappropriation or similar damage.

Further strategic business ideas of the Company are compiled in a business plan, which our shareholders draft for periods of ten fiscal years in duration. The ideas complied in a ten-year business plan may mature into stated company objectives for any given year with their inclusion into that year’s budget.

Restated and Amended Articles of Association of EuroTel Bratislava, a.s.

The Articles of Association were originally adopted by our shareholders on December 3, 1996. Since the filing of our Registration Statement on Form F-4 with the SEC on August 18, 2000, the Articles of Association were amended and restated twice. On October 13, 2000, at an extraordinary general meeting, the shareholders amended and restated the Articles of Association in order to comply with EuroTel’s new License to Perform Telecommunication Activities (No. 8396/2000), issued to us by the Telecom Office on July 28, 2000. The Articles of Association were again amended and restated on October 19, 2001, at an ordinary general meeting of the shareholders, to summarily incorporate four individual amendments passed since October 13, 2000. The Articles of Association are attached as an exhibit to this annual report and copies are available upon written request to our offices at Vajnorská 100/A, 831 03 Bratislava, Slovak Republic; attention: Ján Pitonák.

On December 5, 2001, Act no. 501/2001, amending the Commercial Code, was passed and subsequently added to the official Slovak Collection of Laws, bringing about a fundamental change to the Slovak commercial law. This amendment represents the most sweeping changes made to the Commercial Code since its introduction in 1991. The amendment not only revises existing provisions of the Commercial Code in areas such as mergers, director and officer liability and protection of minority shareholder rights, but also introduces a number of new requirements with respect to corporate governance of Slovak companies. For example, a new registry for corporate documents was created, in which companies must publish certain key organizational documents for public recordation. The majority of the changes implemented by this Amendment became effective as of January 1, 2002, meaning that EuroTel is obligated to implement the new corporate governance regimes as of that date. This will have a significant impact on our Articles of Association, which will need to be amended by December 31, 2002, in order to ensure we are in compliance with the amended Commercial Code.

Directors

The statutory body of the Company is the board of directors. The board of directors is authorized to act in the name of the Company and to represent the Company towards third parties, courts or any other authority. The board of directors manages the Company’s business activities and makes decisions on all important Company matters, if such decision making power has not specifically been vested to other bodies of the Company.

The board of directors consists of five members who are elected by a general meeting of the shareholders and serve for a term of five years. The general meeting of the shareholders may remove a member of the board prior to the expiration of his five-year term, either by electing a new member or pursuant to Article 10, Section 4 of the Articles of Association. There is no mandatory retirement age for members of the board.

A decision of the board of directors requires the affirmative vote of a majority of the members present at the meeting. The following items, however, require the affirmative vote of a majority of the members present at the meeting including at least one member nominated to the Board by each shareholder holding more than 33 1/3% of all outstanding shares:

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

(a)	Any changes to the Articles of Association;

(b)
Any increase or decrease of the share capital or the issuance of debentures, including convertible debentures, or any conditional increase of the share capital in connection with the issue of convertible debentures;

(c)	A winding-up of the Company;

(d)	The election and dismissal of members of the board of directors;

(e)	The election and dismissal of members of the supervisory board, except those members elected by the employees of the Company;

(f)	The approval of the annual financial statements and the distribution of profits;

(g)	The approval of the annual report;

(h)	The remuneration of members of the board of directors; and

(i)	Any other matters which require a general meeting of the shareholders pursuant to the Articles of Association or applicable rules of the Slovak Commercial Code.

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

(e)
The approval of the annual report, annual financial statements and the liquidation statements, which include the liquidator’s final report and his/her proposal for distribution or liquidation of assets, along with his/her proposal for the distribution of profits and the determination of royalties; and

(f)
The approval of any matter which requires but did not receive a qualified majority vote of the board of directors and which is considered sufficiently important by any two members of the board of directors that it be presented at the general meeting of the shareholders.

Pursuant to Article 8 of the Articles of Association, the board of directors convenes a general meeting of the shareholders by written notice to all shareholders, at least 30 days, but no more than 60 days, prior to the date of the general meeting. The notice must be sent by registered letter, or by fax and confirmed by registered letter, to the address of each shareholder and must contain at least:

•	the commercial name and registered office of the Company;

•	the place, date and hour of the meeting;

•	whether it is an ordinary or extraordinary meeting;

•	the agenda for the meeting; and

•
the date of record as of which a shareholder must have been the beneficial owner of EuroTel shares in order to have the right to participate in the general meeting; in the event the Company has issued only book-entry shares.

If the stated purpose of the meeting is an increase or decrease in registered capital, additional information thereto must be included. In addition, if any change to the Articles of Association is to be discussed at the meeting, the subject of the proposed changes shall be outlined. An extraordinary general meeting of the shareholders is convened by the board of directors, pursuant to Article 7, Section 5 of the Articles of Association, by written notice to be given within 10 days after receipt of a request for an extraordinary meeting. A shareholder may waive the notice requirement in writing. Attendance in person by a shareholder constitutes a waiver of notice, unless the shareholder makes a formal statement of objection to the adequacy of the notice at the meeting and confirms this statement by written submission to the Company no later than three days following the date of the meeting.

Prior to Amendment no. 501/2001 to the Commercial Code, in the event that an ordinary or extraordinary general meeting lacked the necessary quorum, the chairman of the board of directors or another member of the board of directors would set a date for a reconvened general meeting to vote on the agenda proposed in connection with the original notice. As of January 1, 2002, based on the amendment to the Commercial Code, there is no requirement for a quorum for a shareholders’ general meeting by law. While there remains some room for judicial interpretation, Amendment no. 501/2001 to the Commercial Code would seem to imply that the Articles of Association may not set a quorum for a general assembly of shareholders.

Shares and Shareholders

As of December 31, 2001, our shareholder structure was as follows:

Shareholder	Nominal voting rights in %*	Economic rights in %*
Slovak Telecom	53	51
AWBV	47	49

The share capital consists of both ordinary shares and preferred shares. There is no public market for any class of equity security of the Company.

Ordinary shares embody the right to one vote per share at the general meeting of the shareholders of the Company as well as the right to share equally in the profits of the Company through the payment of a dividend, as declared by the general meeting of shareholders, in each year in which the Company makes a profit and is permitted by law to pay a dividend. Ordinary shares, however, only receive a dividend after a preferred dividend of one Slovak Crown per share has been paid to the preferred shareholders. Ordinary Shares also carry the right to share equally in the liquidation proceeds of the Company.

Preferred shares also embody the right to one vote per share at the general meeting of the shareholders. Each year in which the Company makes a profit and is permitted by law to pay a dividend, holders of preferred shares have the right to a preferred dividend of one Slovak Crown per share.

*
  Please note that these percentage figures are rounded for purposes of convenience throughout this document. For the exact percentage   shares with regard to share ownership see Item 6E. “Share Ownership.”

C.	Material Contracts

All material contracts that were in effect at the time of the filing of our Registration Statement on Form F-4 on August 18, 2000 and Form 20-F on March 28, 2001 were filed as exhibits thereto at that time. We entered into several contracts during the period of time between then and December 31, 2001. We believe the following agreements, copies of which have been filed with the Securities and Exchange Commission as Exhibits to this Annual Report, are material to our business:

1.	GSM Interconnection Agreement between EuroTel and Slovak Telecom.

This Agreement, entered into on July 23, 1997, provides for the interconnection of EuroTel’s GSM network with Slovak Telecom’s fixed-line network. Specifically, the Agreement sets forth the fees EuroTel pays for the interconnection service to Slovak Telecom for calls from EuroTel’s network terminating on Slovak Telecom’s network and the fees Slovak Telecom pays EuroTel for calls from their network terminating on the EuroTel network. The term of this agreement expires on December 31, 2002 and it can be terminated for breach or in case of bankruptcy of one of the parties. The Agreement is governed under the laws of the Slovak Republic.

Amendments Nos. 10, 11 and 12 to this interconnection agreement, entered into between the parties from the period of November 2001 to March 2002, change the prices for the interconnection service and extend the term of the agreement through December 31, 2002.

2.	NMT Interconnection Agreement between EuroTel and Slovak Telecom.

This Agreement, entered into on October 22, 1997, provides for the interconnection of EuroTel’s NMT network with Slovak Telecom’s fixed-line network. Specifically, the Agreement sets forth the fees EuroTel pays for the interconnection service to Slovak Telecom for calls from EuroTel’s network terminating on Slovak Telecom’s network and the fees Slovak Telecom pays EuroTel for calls from their network terminating on the EuroTel network. The term of this agreement expires on December 31, 2002 and it can be terminated for breach or in case of bankruptcy of one of the parties. The Agreement is governed under the laws of the Slovak Republic.

Amendments Nos. 9, 10 and 11 to this interconnection agreement, entered into between the parties from the period of November 2001 to March 2002, change the prices for the interconnection service and extend the term of the agreement through December 31, 2002.

3.	Interconnection Agreement between EuroTel and Globtel a.s.

This Agreement, entered into on December 23, 1999, provides for the interconnection of both EuroTel’s GSM and NMT networks with Globtel’s GSM mobile network. The agreement sets the fixed per-minute interconnection rates EuroTel charges Globtel for calls terminating on EuroTel’s network and Globtel charges EuroTel for calls terminating on its network. The term of this agreement expires on December 31, 2002 and it can be terminated for breach or in case of bankruptcy of one of the parties. The Agreement is governed under the laws of the Slovak Republic.

Amendments Nos. 3, 4 and 7 to this interconnection agreement, entered into between the parties from the period of February 2001 to December 2001, change the prices for the interconnection service and extend the term of the agreement through December 31, 2001.

4.	Supply Contract for the supply of Intelligent Network Solution between EuroTel and Siemens s.r.o., Slovak Republic

This contract, entered into on July 4, 2001 sets forth the modalities of a trial period of twelve months in view of a possible introduction and implementation of a Virtual Public Network (VPN) and pre-paid Intelligent Network-based Services over our existing GSM Network. The trial period commenced on the date of our acceptance of the VPN portion of the Intelligent Network, in January 4, 2002, and may be terminated for breach or in case of bankruptcy of either party. This contract will expire at the end of the current trial period unless we conclude a final agreement as provided for in the current provisional contract. This contract is governed under the laws of the Slovak Republic.

We have further entered into a first and a second amendment to this contract with respect to the modalities of the pre-paid services to eventually be provided thereunder. This contract results in capital commitments of €6.2 million.

In addition, we currently hold an option to purchase the software rights associated with this Intelligent Network Solution, valid for an unlimited period, at an exercise price of up to €8.9 million, should we decide to fully implement the technology beyond the current trial period.

5.	Agreement on International Lease of Personnel between EuroTel and T–Mobile International AG.

This is a framework contract, outlining the general terms and conditions on which certain expert personnel is put at EuroTel’s disposition by T-Mobile International AG. Based on and pursuant to the general terms of this contract, T-Mobile International AG will second Mr. Reinhard Scheller to us to serve as our director of strategic planning. The contract can be terminated by agreement of the parties and is governed by the laws of the Federal Republic of Germany.

6.	Contract on the Provision of Services between EuroTel and Atlantic West B.V.

Pursuant to this contract, AWBV provides engineering services to EuroTel on a secondment basis. Under the terms of the agreement, Mr. Farshid Ebrahimi-Ghajar is seconded to us as chief technical officer from May 1, 2000 to June 1, 2002. This contract can be terminated upon mutual agreement of the parties or if the secondment is no longer possible (e.g., Mr. Ebrahimi-Ghajar terminates his employment with our shareholder) and is governed by the laws of the Slovak Republic.

7.	Contract on the Provision of Services between EuroTel and Atlantic West B.V.

Pursuant to this contract, AWBV provides marketing and sales management services to EuroTel on a secondment basis. Under the terms of the agreement, Mr. Frederic Lyman-Wohl is seconded to us as director of sales and marketing from January 22, 2001 to January 22, 2003. This contract can be terminated upon mutual agreement of the parties or if the secondment is no longer possible (e.g., Mr. Lyman-Wohl terminates his employment with our shareholder) and is governed by the laws of the Slovak Republic.

8.	Verbal Agreement for the Provision of Services between EuroTel and Atlantic West B.V.

Under an informal verbal agreement between AWBV and EuroTel, Mr. Ivan Bošnák, who is hired by AWBV as an external consultant, is put at the disposal of EuroTel as acting chief financial officer. While this arrangement is not formally documented, it is in essence identical in its terms to the contracts for the provision of services entered into by EuroTel and AWBV with respect to Messrs. Ebrahimi-Ghajar and Lyman-Wohl.

9.	Agreement on the Lease of Non-residential Premises between EuroTel and PÓLUS INV., a.s. Slovak Republic

This Agreement provides for the lease of EuroTel’s main office space in Bratislava. The contract was entered into on July 9, 2001 and took effect on August 1, 2001. Its initial term is for a duration of twelve years. The lease may be terminated by notice exclusively for the reasons as specified in the Slovak Act on Lease and Sublease of Non-residential premises, as subsequently amended. This agreement is governed by the laws of the Slovak Republic.

10.	Agreement on Provision of Services between EuroTel and Logica, s.r.o. Czech republic

Pursuant to this agreement entered into on February 12, 2002, Logica s.r.o. Czech Republic will provide certain services in connection with the billing and customer care system used by EuroTel with respect to our post-paid customers. The term of the contract expires upon delivery of the services to be provided thereunder. The agreement is governed under the laws of Austria and can be terminated by notice or withdrawal in case of non-performance by either party. The consideration for services provided under this contract is approximately €3.5 million.

D.	Exchange Controls

See Item 3A. “Selected Financial Data—Exchange Rate Information” above.

E.	Taxation

The Netherlands

The following is a general description of certain tax laws of The Netherlands in effect as of the date of this annual report that affect the acquiring, holding and disposal of the Notes. This summary does not purport to be a comprehensive description of the Dutch tax aspects of the Notes and is subject to any change that may come into effect after the date of this annual report. You should consult with your tax advisers as to the tax laws and the specific tax consequences of acquiring, holding and/or disposing of the Notes. Except as otherwise indicated, this summary only addresses Netherlands national tax legislation as in effect on the date hereof and as interpreted in published case law on the date hereof, which law is subject to change after such date, including changes that could have retroactive effect.

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
You do not have, and are not deemed to have, a business or an interest in a business which is, in whole or in part, carried on through a permanent establishment, or a permanent representative in The Netherlands and to which business or part of a business the Notes are attributable, nor do you carry out any other activities in The Netherlands that exceed regular asset management; and

(iii)
You and certain individuals related to you (as defined by Dutch law) do not have any substantial interest (as defined by Dutch law) in a Netherlands resident entity or entity deemed resident and do not have any interest in any business in The Netherlands other than by way of shareholdings.

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

Other taxes and duties.    No Netherlands registration tax, customs duty, transfer tax, stamp duty, capital tax or any other similar tax or duty, other than court fees, will be payable in the Netherlands by you, in respect of or in connection with the signing and/or enforcement by legal proceedings (including the enforcement of any foreign judgement in the courts of the Netherlands) of the documents relating to the issuance of the Notes or the performance by Slovak Wireless Finance Company B.V. of its obligations under the Notes.

Proposed EU Directive on the Taxation of Savings Income. The European Union is currently considering proposals for a new directive regarding the taxation of savings income. Subject to a number of important conditions being met, it has been proposed that a Member State be required to provide the tax authorities of another Member State with details of any payments of interest or other similar income paid by a person within the jurisdiction of such first Member State to an individual resident in such other Member State. The proposal foresees the right of certain Member States to opt for the implementation, for a transitional period, of a withholding system in relation to such payments as an alternative to the proposed cross-jurisdictional notice. It is expected that, should the directive enter into force, only Luxembourg, Austria and Belgium will opt for the alternative withholding system.

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

There is no legislation in the Slovak Republic in relation to the specific procedures needed to take advantage of any applicable double-taxation treaty. Procedures may vary according to the local tax authority in charge of the Guarantor’s taxes and the double-taxation treaty being relied upon.

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

United States

General.    The following summary contains a description of the material United States federal income tax consequences of the purchase, ownership and disposition of Notes acquired for cash upon the initial offering of the Notes at a price equal to their “issue price” (as defined below). This summary is not a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase Notes. In particular, this summary of United States federal income tax matters deals only with holders that will hold Notes as capital assets for United States federal income tax purposes (generally, assets held for investment) and does not address federal alternative minimum tax consequences or special tax situations, such as the United States tax treatment of holders that are:

•	subject to special tax rules such as financial institutions, securities or currency dealers/brokers;

•	insurance companies, regulated investment companies and tax-exempt organizations;

•	holding Notes as part of a hedging or larger financial transaction; or

•	“U.S. Holders” (as defined below) with a currency other than the U.S. dollar as their functional currency.

The Issue Price means the first price at which a substantial amount of the Notes are sold to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers.

This summary is based upon the United States Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations issued under the Code and official interpretations of the Code in effect on the date of this Form 20-F. The Code and its interpretation may change, possibly with retroactive effect. You should consult your own tax advisers as to the United States federal tax consequences of the purchase, ownership and disposition of the Notes and to the effect of any state or local tax laws or the laws of any jurisdiction other than the United States.

U.S. Holders.    As used herein, a “U.S. Holder” means a beneficial owner of a note who is for U.S. federal income tax purposes:

•
a citizen or resident of the United States of America (including the states and the District of Columbia), its territories, possessions and other areas subject to its jurisdiction, including the Commonwealth of Puerto Rico (the “United States”);

•	a corporation created or organized in the United States or under the laws of the United States or of any state;

•	any estate the income of which is subject to United States federal income taxation regardless of its source; and

•
any trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust.

Interest on Notes.    Interest paid on a note will be taxable to a U.S. Holder as ordinary interest income, generally at the time it is received or accrued, in accordance with the holder’s regular method of accounting for United States federal income tax purposes.

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

Foreign Tax Credit Considerations.    Interest on the Notes will constitute income from sources outside the United States for United States foreign tax credit purposes. We do not believe that the payment of interest on the Notes by Slovak Wireless Finance Company B.V. will be subject to Dutch or Slovak withholding taxes. See “Taxation—The Netherlands” and “Taxation—Slovak Republic” above.

Sale and Redemption of Notes.    A U.S. Holder generally will recognize capital gain or loss upon the sale, exchange, redemption, retirement or other disposition of a note in an amount equal to the difference between the amount realized upon this transfer and the U.S. Holder’s adjusted tax basis in the note.

A U.S. Holder’s tax basis in a note will generally equal its “U.S. dollar cost,” reduced by the amount of any payments received by the U.S. Holder on the note that are not stated interest payments. The U.S. dollar cost of a note purchased with Euros will generally be the U.S. dollar value of the purchase price on the date of purchase or on the settlement date for the purchase, if the Notes are traded on an established securities market (as defined in the United States Treasury Regulations) that are purchased by a cash-basis U.S. Holder (or an accrual- basis U.S. Holder that so elects).

The amount realized on the sale, exchange, retirement or other disposition of a note for an amount of Euros will be the U.S. dollar value of the Euro amount on:

•	the date payment is received by a cash-basis U.S. Holder (except under the circumstances described below);

•	the settlement date for a sale, if a note that is traded on an established securities market (as defined in the applicable United States Treasury Regulations) is sold by a cash-basis U.S. Holder; or

•	the date of disposition in the case of an accrual-basis U.S. Holder.

A U.S. Holder generally will also recognize exchange gain or loss that is taxable as ordinary income or loss upon the sale, exchange, retirement or other disposition of a note in an amount equal to the difference between:

(a)
the U.S. dollar value of the principal amount of the note, determined at the spot rate in effect on the date payment on the note is received (in case of a cash-basis taxpayer) or the date the note was disposed of (in case of an accrual taxpayer); and

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

Non-U.S. Holders.    Subject to the discussion of “backup” withholding below, a non-U.S. Holder is currently exempt from United States federal income taxes with respect to interest on the Notes unless the non-U.S. Holder is:

•	an insurance company operating a U.S. insurance business to which this interest is attributable (within the meaning of the Code); or

•
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

•
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

•	the gain is connected to the conduct of a trade or business within the United States.

In addition, the Notes will be deemed to be situated outside the United States for purposes of the United States federal estate tax and will not be includible in the gross estate for purposes of this tax if the holder is a non-resident of the United States who is not a U.S. citizen at the time of death.

Information Reporting and Backup Withholding.    In general, information reporting requirements will apply to some payments of interest on the Notes in the United States. This will include payments made by the United States office of a paying agent, broker or other intermediary, and proceeds of a sale, redemption or other disposition of Notes through a United States branch of a United States or foreign broker. A 30% “backup withholding” tax may apply to these payments or proceeds if the beneficial owner does not provide a correct taxpayer identification number or certification of exempt status or, in the case of interest payments, does not certify that he is not subject to such withholding or does not report interest and dividend income in full. This 30% backup withholding rate represents a reduction from the 31% / 30.5% rates that were applicable in 2001.

The proceeds of a sale, redemption, or other disposition of Notes through a foreign branch of a United States broker or United States-related broker generally will be subject to information reporting, but they are not subject to backup withholding. Non-U.S. Holders are generally exempt from the information reporting and backup withholding rules but, if they receive interest payments from a United States paying agent, may have to comply with certification and identification requirements to prove their exemption. For the purposes of these rules, a “United States-related broker” is a broker or other intermediary that is a controlled foreign corporation for United States tax purposes or a non-U.S. person, with 50% or more of the gross income from all of its sources over a specified three-year period that are connected with a United States trade or business. Any amounts withheld from a payment to a beneficial owner under the backup withholding rules can be claimed as a refund or credit against this beneficial owner’s United States federal income tax liability if the required information is furnished to the IRS. Finalized Treasury regulations have generally expanded the circumstances under which information reporting and backup withholding may apply for payments made after December 31, 2000. You should consult your tax advisers concerning the effect of the adoption of the final regulations (and any proposed changes) on an investment in the Notes.

F.	Dividends and Paying Agents

Not applicable.

G.	Statements by Experts

Not applicable.

H.	Documents on Display

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act, and in accordance therewith, we must file periodic reports and other information with the SEC. As a foreign private issuer, the Issuer is exempt from certain provisions of the Exchange Act including those which prescribe the furnishing and content of proxy statements distributed to noteholders and those which relate to reporting and liability for short-swing profits by directors, officers and other insiders. This annual report and the exhibits thereto and any periodic reports or other information filed pursuant to the Exchange Act, or pursuant to any other filing obligation we have, may be inspected without charge and copied at prescribed rates at the Public Reference Section of the SEC at Room 1024, 450 Fifth Street, NW, Washington, D.C. 20549, and at the SEC’s regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

The documents concerning the Company which are referred to in this annual report may also be inspected at our offices at Vajnorská 100/A, 831 03 Bratislava, Slovak Republic.

I.	Subsidiary Information

We have no other subsidiaries besides Slovak Wireless Finance Company B.V., a wholly owned subsidiary, which is the issuer of the Notes. See Exhibit 8 “Statement of Subsidiaries” below.

Item 11:    Quantitative and Qualitative Disclosures About Market Risk

Our primary risk exposure includes both interest rate risks and foreign exchange rate risks. As of December 31, 2001 we had Sk6,842 million and as of December 31, 2000 we had Sk10,758 million in gross debt. During this period, EuroTel reclassified deferred finance charges related to issue of its long term notes. The finance charges are included in the initial measurement of the notes in accordance with IAS 39. For a description of the reclassification, see Note 13 and Note 29 (h) of the consolidated financial statements attached to this annual report. Our current investments totaled Sk3,671 million as of December 31, 2001 and Sk3,560 million as of December 31, 2000. The following table represents material changes in our interest rate risk as of December 31, 2000 and December 31, 2001.

	As of December 31,
	2000	2000	2001	2001
	(millions of Slovak Crowns, except %)
Debt	Carrying Value	Fair Value	Carrying Value	Fair Value
Long term notes
Fixed Rate-Euro	7,699	7,353	6,842	7,492
Interest Rate	11.25%	—	11.25%	—
Shareholder Loans
Fixed rate-U.S. dollars	3,059	2,215	—	—
Interest Rate	10.47%	—	—	—

Total Debt	Sk 10,758	Sk 9,568	Sk 6,842	Sk 7,492

	As of December 31,
	2000	2000	2001	2001
	(millions of Slovak Crowns, except %)
Current Investments	Carrying Value	Fair Value	Carrying Value	Fair Value
EU Government Bonds
Fixed Rate-Euro	3,560	3,562	3,671	3,680
Interest Rate	4.76%-5.06%	—	3.23%-4.42%	—

The December 31, 2001 fixed-rate Euro-debt consists exclusively of the senior guaranteed notes we issued on March 23, 2000 and August 18, 2000. The fair value is based on the market price on December 31, 2001. The senior guaranteed notes mature on March 30, 2007. Interest on the senior guaranteed notes is payable semiannually in arrears, on March 30 and September 30, respectively, of each year, commencing on September 30, 2000.

The December 31, 2000 fair value of the shareholder loans is estimated calculating the net present value of the loans based on an estimated curve appropriate for the terms of the loan agreements. On March 22, 2001, the shareholders approved an increase in ordinary share capital by capitalizing shareholder loans whereby our shareholders subscribed to 2,796,000 additional ordinary shares of the Company in consideration of the retirement of US$64.5 million in outstanding shareholder loans, plus interest accrued thereon to date. The process of registering the increase in our share capital with the competent authorities in the Slovak Republic was completed in April 2001. As a result of this capitalization of shareholder loans we currently have no more shareholder loans outstanding.

In September and October 2001, EuroTel repurchased €15 million in senior guaranteed notes in a series of open-market transactions. In accordance with IAS 39, the related liability was derecognized in EuroTel’s consolidated balance sheet. EuroTel used existing liquid assets to extinguish this debt. A net loss of Sk43.7 million (net of a deferred tax credit of Sk14.6 million), which consisted of the difference between the carrying amount of the repurchased notes and the net consideration paid of Sk32.7 million as well as the unamortized deferred finance charges related to repurchased notes of Sk25.6 million, was charged to income.

Our current investments include short-term Euro-denominated EU government bonds, whose fair value is approximately the same as market value. The bonds mature in periods ranging from two to eleven months from the balance sheet date of December 31, 2001.

As of December 31, 2001, all of our current investments and Sk6,842 million of our debt were denominated in Euros. To the extent that we engage in transactions and borrowings in currencies other than the Slovak Crown, we will be exposed to currency exchange risk. As of December 31, 2001 and 2000, we had incurred Sk89 million in foreign exchange gains and Sk388 million in foreign exchange losses, respectively, as a result of fluctuation in currency exchange rates.

The sensitivity to changes in exchange rates of our foreign currency position was determined using current market pricing models. We estimate that a 10% appreciation or devaluation in the foreign exchange rate of the Euro against the Slovak Crown at December 31, 2001 would have changed the combined fair value of the facility and of current investments by Sk330 million.

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

PART II

Item 13:    Defaults, Dividend Arrearages and Delinquencies

None.

Item 14:    Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15:    Reserved

Item 16:    Reserved

PART III

Item 17:    Financial Statements

Not applicable.

Item 18:    Financial Statements

See pages F-1 through F-33.

Item 19:    Exhibits

Index to Exhibits.

Exhibit Number	Description of Exhibits
1.1*	EuroTel Bratislava, a.s. Articles of Association.
1.2	EuroTel Bratislava, a.s. Restated and Amended Articles of Association.
2(b).1*	Indenture.
2(b).2*	Form of Notes.
3.1*	Restated and Amended Shareholders’ Agreement.
4(b)(i).1*	Contract on the Provision of Services between EuroTel and Atlantic West B.V., dated July 27, 2000.
4(b)(i).2*	Contract on the Provision of Services between EuroTel and Atlantic West B.V., dated February 28, 2001.
4(b)(ii).1*	Framework Contract for Supply and Procurement between EuroTel and Comverse Network Systems Ltd. dated August 23, 2000.
4(b)(ii).2*	Operation and Maintenance Support Agreement between EuroTel and Comverse Network Systems Ltd., dated August 2, 2000.
4(b)(ii).3*	Maintenance and Support Contract between EuroTel and Sicap Lts., dated October 6, 2000.
4(b)(ii).4*	International Customer Support Program Agreement between EuroTel and Sun Microsystems Slovakia, s.r.o., dated November 23, 1999.
4(b)(ii).5*	Supply Agreement between EuroTel and Compaq Computer Slovakia s.r.o., dated October 20, 2000.
4(b)(ii).6*	Contract on Solution Delivery between EuroTel and Login, a.s., dated October 18, 2000.
4(b)(ii).7*	Interconnection Agreement between EuroTel and Globtel, a.s., dated December 23, 1999.
4(b)(ii).8*	Amendment No. 1 to the Interconnection Agreement between EuroTel and Globtel, a.s., dated January 28, 2000.
4(b)(ii).9*	Amendment No. 2 to the Interconnection Agreement between EuroTel and Globtel, a.s., dated October 31, 2000.
4(b)(ii).10	Amendment No. 3 to the Interconnection Agreement between EuroTel and Globtel, a.s., dated February 28, 2001.
4(b)(ii).11	Amendment No. 4 to the Interconnection Agreement between EuroTel and Globtel, a.s., dated April 1, 2001.
4(b)(ii).12	Amendment No. 5 to the Interconnection Agreement between EuroTel and Globtel, a.s., dated June 29, 2001.
4(b)(ii).13	Amendment No. 6 to the Interconnection Agreement between EuroTel and Globtel, a.s., dated October 11, 2001.
4(b)(ii).14	Amendment No. 7 to the Interconnection Agreement between EuroTel and Globtel, a.s., dated December 14, 2001.
4(b)(ii).15*	Contract for Implementation and Service Delivery of the EHPT Billing Mediation Device (with sublicense agreement), dated March 2, 2001.
4(b)(ii).16*	English translation of Amended and Restated Shareholders Agreement between Slovenské telekomunikácie, a.s and Atlantic West B.V., dated as of November 12, 1999.

Exhibit Number	Description of Exhibits
4(b)(ii).17*
Purchase Agreement dated as of March 16, 2000, among Slovak Wireless Finance Company B.V. and EuroTel Bratislava, a.s., Salomon Brothers International Limited and Bank of America International Limited, in respect of Slovak Wireless Finance B.V.’s 11¼% Senior Guaranteed Notes due 2007.

4(b)(ii).18*
Registration Rights Agreement dated as of March 23, 2000, among Slovak Wireless Finance Company B.V., EuroTel Bratislava, a.s., Salomon Brothers International Limited and Bank of America International Limited, in respect of Slovak Wireless Finance B.V.’s 11¼% Senior Guaranteed Notes due 2007.

4(b)(ii).19*
Subordinated Loan Agreement dated as of August 6, 1998, by and between Atlantic West, B.V. and Slovenské telekomunikácie, š.p., as Lenders and EuroTel Bratislava, a.s., as Borrower as amended by Amendment No. 1 dated as of October 1, 1999.

4(b)(ii).20*	Subordinated Loan Agreement dated as of September 10, 1999, by and between Atlantic West, B.V. and Slovenské telekomunikácie, a.s., as Lenders and EuroTel Bratislava, a.s., as Borrower.
4(b)(ii).21*	Subordinated Loan Agreement dated as of January 10, 2000, by and between Atlantic West, B.V. and Slovenské telekomunikácie, a.s., as Lenders and EuroTel Bratislava, a.s., as Borrower.
4(b)(ii).22*
Subordination Agreement dated as of March 23, 2000 among Atlantic West, B.V. and Slovenské telekomunikácie, a.s., as Subordinated Creditors, Slovak Wireless Finance Company B.V., as Senior Subordinated Creditor, EuroTel Bratislava, a.s., as Obligor and The Bank of New York as Trustee under the Indenture dated as of March 23, 2000, in connection with Subordinated Loan Agreements dated as of August 6, 1998, September 10, 1999 and January 10, 2000, respectively.

4(b)(ii).23*
Loan Agreement dated as of March 23, 2000 between Slovak Wireless Finance Company B.V., as Lender and EuroTel Bratislava, a.s., as Borrower, in respect of Slovak Wireless Finance Company B.V.’s lending to EuroTel Bratislava, a.s., of the proceeds of the 11¼% Senior Guaranteed Notes due 2007.

4(b)(ii).24*
English translation of NMT Interconnection Agreement between Slovenské telekomunikácie, š.p. and EuroTel Bratislava, a.s., dated as of October 22, 1997, as amended by Amendment
No. 1, dated as of January 30, 1998, Amendment No. 2, dated as of October 20, 1999, Amendment No. 3, dated as of November 10, 1999, Amendment No. 4, dated as of December 23, 1999, respectively.

4(b)(ii).25	Amendment No. 5 to the NMT Interconnection Agreement between Slovenské telekomunikácie, a.s. and EuroTel Bratislava, a.s., dated as of August 31, 2000.
4(b)(ii).26	Amendment No. 6 to the NMT Interconnection Agreement between Slovenské telekomunikácie, a.s. and EuroTel Bratislava, a.s., dated as of January 1, 2001.
4(b)(ii).27	Amendment No. 7 to the NMT Interconnection Agreement between Slovenské telekomunikácie, a.s. and EuroTel Bratislava, a.s., dated as of March 30, 2001.
4(b)(ii).28	Amendment No. 8 to the NMT Interconnection Agreement between Slovenské telekomunikácie, a.s. and EuroTel Bratislava, a.s., dated as of August 1, 2001.
4(b)(ii).29	Amendment No. 9 to the NMT Interconnection Agreement between Slovenské telekomunikácie, a.s. and EuroTel Bratislava, a.s., dated as of November 30, 2001.
4(b)(ii).30	Amendment No. 10 to the NMT Interconnection Agreement between Slovenské telekomunikácie, a.s. and EuroTel Bratislava, a.s., dated as of February 2, 2002.
4(b)(ii).31	Amendment No. 11 to the NMT Interconnection Agreement between Slovenské telekomunikácie, a.s. and EuroTel Bratislava, a.s., effective as of March 1, 2002.
4(b)(ii).32*
English translation of GSM Interconnection Agreement between Slovenské telekomunikácie, š.p. and EuroTel Bratislava, a.s., dated as of October 22, 1997, as amended by Amendment
No. 1, dated as of July 25, 1997, Amendment No. 2, dated as of January 30, 1998, Amendment No. 3, dated as of October 20, 1999, Amendment No. 4, dated as of November 10, 1999, Amendment No. 5, dated as of December 31, 1999, respectively.

4(b)(ii).33	Amendment No. 6 to the GSM Interconnection Agreement between Slovenské telekomunikácie, a.s. and EuroTel Bratislava, a.s. dated as of August 31, 2001.

Exhibit Number	Description of Exhibits
4(b)(ii).34	Amendment No. 7 to the GSM Interconnection Agreement between Slovenské telekomunikácie, a.s. and EuroTel Bratislava, a.s. dated as of January 1, 2001.
4(b)(ii).35	Amendment No. 8 to the GSM Interconnection Agreement between Slovenské telekomunikácie, a.s. and EuroTel Bratislava, a.s. dated as of March 30, 2001.
4(b)(ii).36	Amendment No. 9 to the GSM Interconnection Agreement between Slovenské telekomunikácie, a.s. and EuroTel Bratislava, a.s. dated as of August 1, 2001.
4(b)(ii).37	Amendment No. 10 to the GSM Interconnection Agreement between Slovenské telekomunikácie, a.s. and EuroTel Bratislava, a.s. dated as of November 30, 2001.
4(b)(ii).38	Amendment No. 11 to the GSM Interconnection Agreement between Slovenské telekomunikácie, a.s. and EuroTel Bratislava, a.s. dated as of February 2, 2002.
4(b)(ii).39	Amendment No. 12 to the GSM Interconnection Agreement between Slovenské telekomunikácie, a.s. and EuroTel Bratislava, a.s. effective as of March 1, 2002.
4(b)(ii).40*	English translation of Interconnection Agreement between EuroTel Bratislava, a.s., and Globtel, a.s., dated as of December 23, 1999.
4(b)(ii).41*
Contract for the Provision of Services between EuroTel Bratislava, a.s. and Atlantic West, B.V., dated as of September 10, 1999, in respect of the provision of services by Thomas J. Cancro to EuroTel Bratislava, a.s.

4(b)(ii).42*
Purchase Framework Contract on Mobile Telephone Equipment, Services and Complementary Equipment between Ericsson Radio System AB, as Supplier and Seller and EuroTel Bratislava, a.s., as Purchaser, dated December 20, 1996.

4(b)(ii).43*
Appendices A through H to Purchase Framework Contract on Mobile Telephone Equipment, Services and Complementary Equipment between Ericsson Radio System AB, as Supplier and Seller and EuroTel Bratislava, a.s., as Purchaser, dated December 20, 1996.

4(b)(ii).44*
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

4(b)(ii).45*	English translation of License for the implementation and provision of NMT 450 MHz, GSM 900 MHz, GSM 1800 MHz and public switched packet data network services, dated as of July 28, 2000.
4(b)(ii).46	Supply Contract for the supply of Intelligent Network Solution between EuroTel and Siemens s.r.o. dated as of July 4, 2001.
4(b)(ii).47	Amendment No. 1a to the Supply Contract of Intelligent Network Solution dated as of December 21, 2001.
4(b)(ii).48	Amendment No. 1b to the Supply Contract of Intelligent Network Solution dated as of January 29, 2002
4(b)(ii).49	Amendment No. 1c to the Supply Contract of Intelligent Network Solution dated as of February 27, 2002.
4(b)(ii).50	Amendment No. 2 to the Supply Contract of Intelligence Network Solution dated as of March 18, 2002.
4(b)(ii).51	Agreement on Provision of Services between EuroTel and Logica, s.r.o. Czech Republic dated February 12, 2002.
4(b)(ii).52	Agreement on International Lease of Personnel between EuroTel and T-Mobile International A.G., dated August 9, 2001.
4(b)(iv).1	Agreement on the Lease of Non-Residential Premises, between PÓLUS INV., a.s. and EuroTel, dated July 9, 2001.

Exhibit Number	Description of Exhibits
4(b)(iv).2*	Agreement on the Lease of Retail Non-Residential Premises, between PÓLUS INV., a.s. and EuroTel, dated December 12, 2000.
4(c)(iv).1*	Directive on the Remuneration of the Employees of EuroTel, dated December 1, 2000 (Compensatory Plan).
4(c)(iv).2*	Form of Management Contract.
4(c)(iv).3*	Form of Employment Contract.
8.*	Statement of Subsidiaries.

*	Previously filed with the SEC in a Registration Statement on Form F-4 on August 18, 2000 or on a Form 20-F on March 28, 2001 (Registration No. 333-11930).

The registrants hereby certify that they meet all of the requirements for filing on Form 20-F and that they have duly caused and authorized the undersigned to sign this annual report on their behalf.

SL	OVAK WIRELESS FINANCE COMPANY B.V.

/s/	IVAN BOŠNÁK

Na	me: Ivan Bošnák
Tit	le: Managing Director

EU	ROTEL BRATISLAVA, A.S.

/s/	IVAN BOŠNÁK

Na	me: Ivan Bošnák
Tit	le: Acting Chief Financial Officer

Dated as of:     March 29, 2002

EuroTel Bratislava, a.s.

Consolidated Financial Statements  for the years ended December 31, 2000 and 2001

Prepared in Accordance with  International Accounting Standards

EuroTel Bratislava, a.s.

General Information

The Company

EuroTel Bratislava, a.s. (“EuroTel”), a Slovak joint stock company, was established in 1990 as a joint venture company between Slovak Telecom, a.s. (“ST”) and Atlantic West B.V. (“AWBV”), a company existing under the laws of the Netherlands. Under the terms of the joint venture agreement, ST and AWBV each contributed recently purchased equipment and a proportionate share of the NMT and MDNS licenses, which were recorded at fair value by EuroTel. No preexisting businesses were contributed to the joint venture. ST is a subsidiary of Deutsche Telekom AG (“DT”). AWBV is indirectly owned equally by subsidiaries of AT&T Wireless Services, Inc. and Verizon Communications. ST and AWBV own 53.26% and 46.74%, respectively, of the outstanding voting stock of EuroTel. The economic ownership is 51% by ST and 49% by AWBV. Control is exercised jointly between ST and AWBV as a result of a shareholders agreement.

In order to comply with the requirements of the GSM license issued by the Ministry of Transport, Posts and Telecommunications (“Ministry of Telecommunications”) of the Slovak Republic on August 30, 1996, EuroTel Bratislava s.r.o., a Slovak limited liability company, was transformed without liquidation into the joint stock company EuroTel Bratislava a.s. A shareholders agreement was executed on November 23, 1996 and EuroTel was officially registered in the commercial court on December 16, 1996. All the assets and liabilities of the limited liability company were transferred to the joint stock company at the end of business on December 16, 1996 at accounting basis.

Principal Activities

EuroTel provides mobile telephony services in the 900 and 1800 MHz frequency bands under the Global System for Mobile Communications (“GSM”) standard and in the 450 MHz frequency band under the Nordic Mobile Telephone (“NMT”) standard, (together, “mobile”). EuroTel commercially launched the NMT service in September 1991, the GSM 900 service in February 1997 and the GSM 1800 service in November 1999. EuroTel also has provided Managed Data Network Services (“MDNS”) in the Slovak Republic since November 1991. EuroTel’s business activities and customers are concentrated in the Slovak Republic.

Principal Office

Vajnorská 100/A
831 03 Bratislava
Slovak Republic

Report of Independent Accountants

To the Board of Directors and Stockholders of EuroTel Bratislava, a.s.

We have audited the accompanying consolidated balance sheet of EuroTel Bratislava, a.s. and its subsidiary as of December 31, 2000 and 2001, and the related consolidated statements of income, of cash flows and of changes in shareholders’ equity for each of the three years ended December 31, 1999, 2000 and 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the International Standards on Auditing and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2000 and 2001 and the results of its operations, its cash flows and changes in shareholders’ equity for each of the three years ended December 31, 1999, 2000 and 2001 in conformity with International Accounting Standards.

Accounting practice used by the Company in preparing the accompanying financial statements conform with IAS but do not conform with accounting principles generally accepted in the United States (“US GAAP”). A description of these differences and a reconciliation of net income and shareholders’ equity from accounting principles generally accepted under IAS and US GAAP are set forth in Note 29.

PR	ICEWATERHOUSECOOPERS

Bratislava
February 28, 2002

VAT Reg No. of PricewaterhouseCoopers Slovensko, s.r.o. (DIC) 35739347/600
Spolocnost’ je zapísaná v Obchodnom registri Okresného súdu Bratislava 1, pod vlozkou c. 16611/B.
The company is registered in the Commercial Register of Bratislava 1 District Court, ref. No. 16611/B.

EuroTel Bratislava, a.s.

Consolidated Balance Sheets
(in thousands of Slovak Crowns)

		As of December 31,	As of December 31,
	Notes	2000	2001
ASSETS
Non-current assets
Property and equipment	4	5,144,356	5,565,548
Licenses	5	745,214	675,350
Deferred finance charges	2, 13	327,187	—
Deferred expenses	2,18	48,237	27,183
Deferred tax asset	6	223,715	—

		6,488,709	6,268,081

Current assets
Inventories	7	136,923	260,769
Receivables, prepayments and deferred expenses	2, 8, 18	920,160	1,108,857
Investments	9	3,559,842	3,671,380
Cash and cash equivalents	10	1,483,765	954,363

		6,100,690	5,995,369

Total assets		12,589,399	12,263,450

LIABILITIES AND EQUITY
Shareholders’ equity
Share capital		938,735	3,734,735
Accumulated deficit		(642,112)	(148,288)

	11	296,623	3,586,447

Non-current liabilities
Subordinated shareholder loans	12	3,058,929	—
Long term notes	13	7,699,300	6,577,558
Deferred revenues	2, 18	48,237	27,183
Deferred tax liability	6	—	40,629

		10,806,466	6,645,370

Current liabilities
Trade, other payables and deferred revenues	2, 14,18	1,265,111	1,797,539
Accrued interest—long term notes	13	221,199	197,094
Provisions	15	—	37,000

		1,486,310	2,031,633

Total liabilities and equity		12,589,399	12,263,450

The accompanying notes form an integral part of these consolidated financial statements.

EuroTel Bratislava, a.s.

Consolidated Statements of Operations
(in thousands of Slovak Crowns)

		Year ended December 31,
	Notes	1999	2000	2001
		(restated)
Revenues	2,16,18	4,885,565	6,001,919	7,988,790
Cost of sales and services	2,17,18	(2,192,791)	(2,402,010)	(3,598,396)

Gross profit		2,692,774	3,599,909	4,390,394
Operating expenses	19	(2,569,654)	(2,797,218)	(3,264,736)

Operating profit		123,120	802,691	1,125,658
Finance costs	20	(662,462)	(1,619,871)	(613,734)

(Loss)/Income before tax		(539,342)	(817,180)	511,924
Income taxes	21	(34,548)	250,502	(204,780)

Net (loss)/income		(573,890)	(566,678)	307,144

The accompanying notes form an integral part of these consolidated financial statements.

EuroTel Bratislava, a.s.

Consolidated Statements of Cash Flows
(in thousands of Slovak Crowns)

		Year ended December 31,
	Notes	1999	2000	2001
		(restated)

Net (loss)/income		(573,890)	(566,678)	307,144
Adjustments for:
Income tax		34,548	(250,502)	204,780
Depreciation and amortization	4,5	1,079,680	1,316,622	1,486,086
Interest expense	20	527,642	1,051,695	834,211
Interest income		(29,658)	(174,430)	(218,038)
Deferred finance charges amortization		48,447	322,346	63,145
Foreign exchange gains and losses		63,618	635,934	(108,056)
Premium paid on repurchase of long term notes		—	—	32,708
Loss on disposal of property and equipment		5,466	1,425	1,487

Changes in working capital
Decrease/(increase) in inventories		105,962	(15,430)	(123,846)
Decrease/(increase) in receivables, prepayments and deferred expenses		228,278	(28,058)	(169,561)
(Decrease)/increase in trade, other payables and deferred revenues		(41,234)	(117,514)	365,625

Cash flows from operations		1,448,859	2,175,410	2,675,685
Interest paid		(350,159)	(578,134)	(858,623)
Interest received		29,658	133,120	198,386
Income tax received/(paid)		72,546	(26,893)	(12,768)

Net cash flows from operating activities		1,200,904	1,703,503	2,002,680

Cash flows from investing activities
Purchase of property and equipment		(1,510,429)	(770,214)	(1,647,357)
Purchase of licenses		(440,090)	—	—
Purchase of investments		—	(4,329,302)	(4,604,154)
Proceeds from disposal of property and equipment		2,852	3,305	704
Proceeds from disposal of investments		—	881,240	4,405,473

Net cash used in investing activities		(1,947,667)	(4,214,971)	(1,845,334)

Cash flows from financing activities
Proceeds from borrowings—third parties		4,446,986	7,284,770	—
Proceeds from shareholder loans		422,660	615,962	—
Repayment of borrowings—third parties		(3,860,637)	(4,083,375)	—
Repurchase of long term loans		—	—	(686,748)
Payment of deferred finance charges		(372,115)	(325,865)	—

Net cash flows from financing activities		636,894	3,491,492	(686,748)

Net (decrease)/increase in cash and cash equivalents		(109,869)	980,024	(529,402)

Cash and cash equivalents at beginning of period	10	613,610	503,741	1,483,765

Cash and cash equivalents at end of period	10	503,741	1,483,765	954,363

The accompanying notes form an integral part of these consolidated financial statements.

EuroTel Bratislava, a.s.

Consolidated Statements of Changes in Shareholders’ Equity
(in thousands of Slovak Crowns)

	Ordinary Shares	Share Premium	Preferred Shares	Retained Earnings/ (Accumulated deficit)	Total
Balance as of December 31, 1998	492,490	1,035	110,810	498,456	1,102,791
Capital contribution for the year ended December 31, 1999	272,980	—	61,420	—	334,400
Net loss for the year ended December 31, 1999	—	—	—	(573,890)	(573,890)

Balance as of December 31, 1999	765,470	1,035	172,230	(75,434)	863,301

Net loss for the year ended December 31, 2000	—	—	—	(566,678)	(566,678)

Balance as of December 31, 2000	765,470	1,035	172,230	(642,112)	296,623

Capitalization of shareholder loans (See Note 11)	2,796,000	—	—	—	2,796,000
Capitalization of shareholder loans—adjustment due to effect of blend of exchange rates and tax planning (See Note 11)	—	—	—	186,680	186,680
Net income for the year ended December 31, 2001	—	—	—	307,144	307,144

Balance as of December 31, 2001	3,561,470	1,035	172,230	(148,288)	3,586,447

The accompanying notes form an integral part of these consolidated financial statements.

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements
(in thousands of Slovak Crowns)

1.    Basis of Preparation

These consolidated financial statements have been prepared in accordance with and comply with International Accounting Standards (“IAS”). The financial statements do not form the statutory accounts of EuroTel, which are prepared separately in accordance with Slovak law and accounting practice.

The consolidated financial statements and accompanying notes have been presented in thousands of Slovak Crowns.

In 2001 EuroTel adopted IAS 39—Financial Instruments: Recognition and Measurement. The adoption of this statement did not have a material effect on the presented EuroTel’s results of operations and financial position. Further information is disclosed in accounting policy Investments.

2.    Summary of Significant Accounting Policies

The consolidated financial statements have been prepared under the historical cost convention and in compliance with IAS which differ in certain respects from generally accepted accounting principles in the United States (“U.S. GAAP”). A summary of these differences and their effect on consolidated net income and shareholders’ equity is set out in Note 29. Significant accounting policies adopted by EuroTel are set out below.

Principles of Consolidation

Subsidiary undertakings, which are those entities in which the Group has an interest of more than one half of the voting rights or otherwise has power to exercise control over the operations are consolidated. Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. All inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated; unrealized losses are also eliminated unless cost cannot be recovered. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

The consolidated financial statements include the financial statements of EuroTel Bratislava, a.s. and Slovak Wireless Finance Company B.V., (“SWFC”) which was incorporated on December 29, 1999 as a private company for the purpose of issuing long term notes (see Note 13) and is a wholly owned subsidiary which has no subsidiaries of its own. The separate financial statements of SWFC are not presented, as SWFC is a wholly owned subsidiary of EuroTel with no independent operations or assets. The obligations of SWFC under its long term notes are fully and unconditionally guaranteed by EuroTel. SWFC has an authorized share capital of 900 ordinary shares each with a par value of €100, of which 185 have been issued.

Revenue Recognition

GSM and NMT Services

EuroTel earns mobile service revenue, activation revenue and revenue from the sale of mobile telephone equipment. Mobile service revenue is earned by providing access to the network (access revenue) and for the use of the network (airtime revenue). Access revenue is billed once a month in advance and is recognized when earned. Airtime revenue for postpaid customers is billed one month in arrears and is recognized in the period the airtime is used. Airtime revenue for prepaid customers is recognized in the period the airtime is used. Activation revenues are deferred and amortized over the estimated relationship period. The average customer relationship period for postpaid and prepaid customers is estimated to be 40 and 13 months, respectively. Customer equipment revenue is recognized at the time of sale. Equipment revenue from sales to dealers is recognized at the time of sale.

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements—(Continued)
(in thousands of Slovak Crowns)

Activation Revenues and Activation Costs—Change in Accounting Policy

Until 2000, it had been EuroTel’s policy to recognize activation revenues at the time of sale to the extent that they equated to the activation costs incurred; activation revenues in excess of activation costs were deferred and amortized over the customer relationship period. Activation costs were charged to income at the time of activation. In the fourth quarter of 2000, management elected to defer activation revenues and direct activation costs over the estimated customer relationship period to achieve a better allocation of these revenues and costs to the periods they related to EuroTel has restated its comparative historical financial statements to reflect the retrospective application of this policy. There is no change in the equity at December 31, 1999 and December 31, 2000 or any change in the net income for the year ended December 31, 2001.

Under current accounting policy, activation revenue and activation costs to the extent of activation revenues are deferred and amortized over the estimated relationship period; activation costs in excess of activation revenues are expensed as incurred. The average customer relationship period for postpaid and prepaid customers is estimated to be 40 and 13 months, respectively. Generally, our activation costs equal or exceed our activation revenues. As such, this change had no effect on reported net income and equity. This change in accounting policy has been accounted for retrospectively. The consolidated financial statements for the year ended December 31, 2000 have been restated to conform to the changed policy. The effects of the change are set out in Note 18.

Managed Data Network Services

EuroTel earns MDNS revenue primarily by providing access to the MDNS network and for usage of the network. Access revenues are billed once a month in advance and are recognized when earned. Usage revenues are billed one month in arrears and are recognized in the period the network is used. EuroTel also earns revenue from selling and installing equipment and rental of modems. These revenues are recognized when the equipment, systems and services are delivered and installed.

Reclassifications

Certain balances included in the comparative consolidated financial statements have been reclassified to conform to the current year presentation.

Cash and Cash Equivalents

Cash includes cash on hand and current accounts with banks. Short-term deposits having an original maturity date of three months or less are considered cash equivalents.

Investments

On January 1, 2001, EuroTel adopted IAS 39 and classified its investments into the following categories: held-to-maturity, trading and available-for-sale. Investments with fixed maturity that the management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in current or non-current assets according to their maturity. On December 31, 2001, all EuroTel’s investments in this category were classified as current. Held-to-maturity investments are subsequently carried at amortized cost using the effective yield method.

Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments; during the period EuroTel did not hold any investments in this category. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for sale; during the period EuroTel did not hold any investments in this category.

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements—(Continued)
(in thousands of Slovak Crowns)

Management determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis.

All regular purchases and sales of investments are recognized on the trade date, which is the date that EuroTel commits to purchase or sell the asset. Cost of purchase includes transaction costs.

Prior to the adoption of IAS 39 EuroTel had carried its current investments at lower of cost and market value.

Inventories

Inventories consist of mobile phones, SIM cards, MDNS equipment and related accessories. Inventory is valued at the lower of cost and net realizable value using the valuation methods as follows:

Mobile phones and accessories	Specific identification;
MDNS inventory	First in First out;
Material (SIM cards)	Weighted average.

Receivables

Receivables are valued at net realizable value, after provision for bad and doubtful accounts. In determining its provision for bad debt and doubtful accounts, EuroTel distinguishes between receivables that eventually prove to be uncollectible and receivables related to contracts that EuroTel later determines were entered into with customers who intended to defraud EuroTel. Movements in the provision for bad and doubtful accounts related to customer fraud are accounted for as a reduction in revenue. If it is probable that EuroTel will not be able to collect all amounts due under contractual terms of receivables other than those related to customer fraud, a bad debt loss is recognized and included within operating expenses.

Provisions

Provisions are recognized when EuroTel has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The present value of future payments for surplus properties under non-cancelable operating leases is recognized as a liability, net of sublease revenue, in the period in which it is determined that the leased property will be of no future benefit to EuroTel.

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements—(Continued)
(in thousands of Slovak Crowns)

Property and Equipment

Property and equipment primarily represents costs incurred to construct the mobile and MDNS networks. This includes switches, base stations, MDNS nodes and MDNS modems. Property and equipment also includes operating support systems and other support assets. Property and equipment is stated at historical cost less depreciation. Costs include interest on borrowed funds, direct labor and certain engineering overhead costs incurred during their construction period. Repairs and maintenance costs are expensed as incurred.

The cost of property and equipment is depreciated on a straight-line basis to write off the cost of each asset to their residual values over their estimated useful lives as follows:

Mobile plant and equipment	8 years
MDNS equipment	7 to 10 years
MDNS modems	3 years
Furniture and fixtures	5 years
Computer equipment	4 years
Motor vehicles	3 years
Software	3 years

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount. Gains and losses on disposals are determined by comparing proceeds with carrying amount and are included in operating profit.

Intangible Assets

Intangible assets include the “general license” which is valid until 2011, at which point EuroTel has the option to renew the license for up to an additional ten years at nominal cost. The license is amortized on a straight-line basis over the remaining life exclusive of the renewal option. Where the carrying amount of an intangible asset including goodwill is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

Leased Assets

Assets leased under agreements which transfer to EuroTel substantially all of the risks and rewards of ownership (finance leases) are treated as if they had been purchased outright. At the inception of finance lease agreement an asset is recorded in property and equipment and a liability is recorded for the capital element of the leasing commitments. Lease rental payments are treated as comprising a capital element, which is applied to reduce the liability outstanding and an interest element, which is charged to income. At present there are no finance leases. Leases of assets under which all the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the Statement of Operations on a straight-line basis over the period of the lease.

Borrowings

Borrowings are recognized initially at the proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortized cost using the effective yield method; any difference between proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings and included within finance costs.

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements—(Continued)
(in thousands of Slovak Crowns)

Deferred Finance Charges

During the period, EuroTel reclassified deferred finance charges related to issue of its long term notes. The finance charges are included in the initial measurement of the notes in accordance with IAS 39. As of December 31, 2001, the deferred finance charges of Sk264,042 are not reported as a separate asset in the balance sheet and are offsetting the long term notes liability. There is no impact on earnings or equity associated with this adjustment. The charges incurred in obtaining financing were deferred and amortized to expense over the debt service period using the effective interest method.

Operating Costs

Operating costs are charged in the accounting period to which they relate. Activation costs to the extent of activation revenues are deferred and amortized over the estimated relationship period (see Revenue Recognition Policy in Note 2). The average customer relationship period for postpaid and prepaid customers is estimated to be 40 and 13 months, respectively. Activation costs are comprised primarily of commissions we pay our dealers, plus the cost of the SIM card required for each new activation. Generally, our activation costs equal or exceed our activation revenues. Activation costs in excess of activation revenues are expensed in the period of activation.

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

Taxation

Taxation expense charged to income includes both current and deferred taxation. Deferred taxation calculated using the liability method is accounted for on all temporary differences between the carrying amount of an asset or liability in the balance sheet and its tax base. Currently enacted tax rates are used to determine deferred income tax. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Social Security and Retirement Benefits

Contributions are made to statutory health, retirement benefit and unemployment schemes at the statutory rates in force during the year, based on gross salary payments. The Company has no obligation to contribute to these schemes beyond the statutory contributions. The Company does not participate in any other schemes. The cost of social security payments is expensed in the same period as the related salary cost.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements—(Continued)
(in thousands of Slovak Crowns)

3.    Financial Risk Management

Financial risk factors

EuroTel’s activities expose it to a variety of financial risks, including the effects of changes in debt market prices, foreign currency exchange rates and interest rates and to credit risk. EuroTel’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on its financial performance.

Risk management is carried out by a central treasury department (Treasury) under policies approved by the Board of Directors. Treasury identifies and evaluates financial risks in close co-operation with the operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, credit risk, use of derivative financial instruments and investing excess liquidity.

Foreign exchange risk

EuroTel faces foreign exchange risk as its revenues are denominated in Slovak Crowns, while most of its debt and a significant portion of capital expenditures are denominated in other currencies. These include payments for GSM network equipment and for mobile phone handsets, which are generally denominated in Euros. Any devaluation of the Slovak Crown against the Euro that EuroTel is unable to offset through price adjustments will require the use of a larger portion of revenues for capital expenditures and for debt service. This would cause an adverse effect on EuroTel’s financial position and results of operations.

Interest rate risk

EuroTel’s income and operating cash flows are affected by changes in market interest rates, mainly through its investments in European Union government bonds. It is EuroTel’s policy to restrict its bond investments to European Union government bonds maturing within 12 months from the date of purchase and then hold such investments until maturity. EuroTel’s borrowings currently entirely consist of Long Term Notes (see Note 13) which pay a fixed rate of interest.

Credit risk

Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising EuroTel’s customer base. Ongoing credit evaluations of customers’ financial condition are performed and, generally, no collateral is required. EuroTel maintains provisions for potential credit losses and such losses, in the aggregate, have not exceeded management’s expectations.

Liquidity risk

EuroTel manages liquidity risk through maintenance of sufficient cash and marketable securities.

Fair value estimation

The fair value of publicly traded Long Term Notes and Investments is based on quoted market prices at the balance sheet date. The face values less any estimated credit adjustments for financial assets and liabilities with a maturity of less than one year (with the exception of investments) are assumed to approximate their fair values.

Use of derivatives

During the periods covered by these financial statements, EuroTel did not use any derivative financial instruments. EuroTel is authorized to undertake certain hedging activities, including the use of derivatives, within the limits and overall framework set by the Board of Directors.

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements—(Continued)
(in thousands of Slovak Crowns)

4.    Property and Equipment

The composition of property and equipment and related accumulated depreciation as of December 31, 2000 is as follows:

	Mobile equipment	MDNS equipment	Computer equipment and software	Motor vehicles	Furniture, fixtures and other	Construction in progress	Total
Cost
As of December 31, 1999	5,418,429	463,829	1,247,059	107,932	154,018	343,927	7,735,194
Additions	—	—	151,537	593	22,558	792,355	967,043
Disposals	—	(10,429)	(10,186)	(8,244)	(24,813)	—	(53,672)
Transfers	630,501	98,279	62,476	—	—	(791,256)	—

As of December 31, 2000	6,048,930	551,679	1,450,886	100,281	151,763	345,026	8,648,565

Depreciation
As of December 31, 1999	(1,325,780)	(243,381)	(591,219)	(80,739)	(68,838)	—	(2,309,957)
Charge for the period	(829,980)	(50,747)	(311,608)	(18,512)	(32,348)	—	(1,243,195)
Disposals	—	10,420	7,475	8,107	22,941	—	48,943

As of December 31, 2000	(2,155,760)	(283,708)	(895,352)	(91,144)	(78,245)	—	(3,504,209)

Net book amount as of December 31, 2000	3,893,170	267,971	555,534	9,137	73,518	345,026	5,144,356

The composition of property and equipment and related accumulated depreciation at December 31, 2001 is as follows:

	Mobile equipment	MDNS equipment	Computer equipment and software	Motor vehicles	Furniture, fixtures and other	Construction in progress	Total
Cost
As of December 31, 2000	6,048,930	551,679	1,450,886	100,281	151,763	345,026	8,648,565
Additions	—	—	131,774	5,756	26,756	1,675,319	1,839,605
Disposals	—	(4,627)	(10,238)	(4,548)	(24,289)	—	(43,702)
Transfers	952,851	64,514	88,896	—	—	(1,106,261)	—

As of December 31, 2001	7,001,781	611,566	1,661,318	101,489	154,230	914,084	10,444,468

Depreciation
As of December 31, 2000	(2,155,760)	(283,708)	(895,352)	(91,144)	(78,245)	—	(3,504,209)
Charge for the period	(1,017,869)	(53,216)	(303,472)	(8,473)	(33,192)	—	(1,416,222)
Disposals	—	3,819	9,848	4,548	23,296	—	41,511

As of December 31, 2001	(3,173,629)	(333,105)	(1,188,976)	(95,069)	(88,141)	—	(4,878,920)

Net book amount as of December 31, 2001	3,828,152	278,461	472,342	6,420	66,089	914,084	5,565,548

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements—(Continued)
(in thousands of Slovak Crowns)

5.    Licenses

EuroTel reports intangible assets at cost less accumulated amortization.

	As of December 31, 2000	As of December 31, 2001
General license	1,053,149	1,053,149
Less: accumulated amortization	(307,935)	(377,799)

	745,214	675,350

The general license is valid until 2011, at which point EuroTel has the option to renew the license for up to an additional ten years.

6.    Deferred Taxes

Deferred income taxes are calculated in full on temporary differences under the liability method using a principal tax rate of 25%. On December 4, 2001 the Slovak corporate tax rate changed from 29% to 25% effective from January 1, 2002.

The movement on the deferred income tax account is as follows:

	Year ended December 31, 2000	Year ended December 31, 2001
At beginning of year	(44,942)	223,715
Income statement credit/(charge)	268,657	(188,095)
Tax charged to equity (Note 11)	—	(76,249)

At end of year	223,715	(40,629)

The deferred tax charge to equity in 2001 was recorded in relation to capitalization of shareholder loans. This transaction is further described in Note 11.

The amounts charged and credited to income statement include Sk6,502 of net effect of the change in tax rate (see Note 21).

Deferred income tax assets are recognized for tax loss carry forwards to the extent that realization of the related tax benefit through the future taxable profits is probable. As of December 31, 2001 EuroTel had approximately Sk1,642,916 (2000: Sk1,027,049) of tax loss carryforwards accumulated over the years ended December 31, 1999, 2000 and 2001. The deferred tax asset relating to the tax loss carryforwards has been recognized on the basis of estimated future taxable profits within the relevant tax jurisdiction.

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements—(Continued)
(in thousands of Slovak Crowns)

The movement in deferred tax assets and liabilities (prior to offsetting of balances within the same tax jurisdiction) during the period is as follows:

Deferred tax liabilities

	As of December 31, 2000	(Charged)/ credited to income statement	Charged to equity	As of December 31, 2000
Temporary differences arising from accelerated tax depreciation	(493,198)	(117,495)	—	(610,693)
Deferred expenses	(42,919)	23,339	—	(19,580)

Deferred tax liabilities	(536,117)	(94,156)	—	(630,273)

Deferred tax assets

	As of December 31, 2000	(Charged)/ credited to income statement	Charged to equity	As of December 31, 2000
Unrealized foreign exchange losses	273,130	(143,806)	(76,249)	53,075
Accrued interest	121,626	(70,725)	—	50,901
Deferred revenues	42,919	(23,339)	—	19,580
Other accruals	24,312	(789)	—	23,523
Rent and exit costs	—	17,342	—	17,342
Premium on long term notes repurchase and write-off of deferred finance charges (a)	—	14,493	—	14,493
Tax losses carried forward	297,845	112,885	—	410,730

Deferred tax assets	759,832	(93,939)	(76,249)	589,644

(a)
Deferred tax asset of Sk14,493 has been recognized as of December 31, 2001 to account for timing differences between accounting and tax profits of EuroTel caused by repurchase, by EuroTel, of €15 million of its long term notes (see Note 13). Under IAS, the premium paid by EuroTel over the carrying value of repurchased notes together with unamortized deferred finance charges related to the repurchased notes were charged to income. Under Slovak law, for tax purposes, the premium will become deductible on the date of maturity of long-term notes and the deferred finance charges will continue to be amortized over the period until such date.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax asset/liabilities and when the deferred income taxes relate to the same fiscal authority.

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements—(Continued)
(in thousands of Slovak Crowns)

The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

	As of December 31, 2000	As of December 31, 2000
Deferred tax asset/(liability)	223,715	(40,629)

The amounts shown in the balance sheet include the following:

	As of December 31, 2000	As of December 31, 2000
Deferred tax assets to be recovered after more than 12 months	432,047	414,599
Deferred tax liabilities to be settled after more than 12 months	(250,159)	(478,931)

	181,888	(64,332

7.    Inventories

	As of December 31, 2000	As of December 31, 2001
Mobile
Mobile phones and accessories	98,166	195,633
SIM cards	36,038	60,271

	134,204	255,904
MDNS
MDNS inventory	2,719	4,865

	136,923	260,769

EuroTel uses an aging analysis of inventory that approximates the amount that would have been provided for under specific identification; stock items with carrying value of Sk36,327 are carried at net realizable value (Sk50,658 as of December 31, 2000). Inventories are shown net of allowances of Sk33,711 and Sk19,269 as of December 31, 2000 and December 31, 2001, respectively.

8.    Receivables, Prepayments and Deferred Expenses

	As of December 31, 2000	As of December 31, 2001
Domestic trade receivables	475,045	640,562
Foreign trade receivables	20,795	24,460
Amounts due from related parties
—ST	110,967	84,116
—Other related parties	19,163	20,788
Income tax receivable	13,108	—
Accrued interest income	35,060	46,154
VAT receivables	—	15,038
Other receivables	8,678	36,993
Prepayments	137,585	189,610
Deferred expenses	99,759	51,136

	920,160	1,108,857

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements—(Continued)
(in thousands of Slovak Crowns)

All receivables fall due within one year. In determining its provision for bad debt and doubtful accounts, EuroTel distinguishes between receivables that eventually prove to be uncollectible and receivables related to contracts that EuroTel later determines were entered into with customers who intended to defraud EuroTel. In order to preserve the tax-deductible status of bad debt expense, EuroTel’s trade receivables may not be written out of our primary books and records until certain statutory collection requirements are complied with. As such, EuroTel keeps most receivables on its balance sheet even if fully reserved for until such compliance is met. Trade accounts receivable are shown net of the following provision for bad and doubtful accounts:

	As of December 31,	As of December 31,
	2000	2001
Provision for bad and doubtful accounts at the beginning of the period	655,090	753,815
Charged against revenue	59,996	37,543
Charged against bad debt expense	72,707	34,001
Write-off of receivables	(33,978)	(50,544)

Provision for bad and doubtful accounts at the end of the period	753,815	774,815

9.    Investments

EuroTel has invested in a portfolio of Euro denominated government bonds. The bonds mature in periods ranging from two to eleven months from the balance sheet date. The bonds pay interest at fixed rates with effective interest rates ranging from 3.23% to 4.42%. As of December 31, 2000 and as of December 31, 2001 the fair value of the securities was Sk3,561,460 and Sk3,679,578 respectively. EuroTel has the intent and ability to hold all investments to maturity.

	As of December 31,	As of December 31,
	2000	2001
Opening net book amount	—	3,559,842
Additions	4,329,302	4,604,154
Redemptions	(881,240)	(4,405,473)
Amortization of discount	8,841	8,461
Foreign exchange differences	102,939	(95,604)

Closing net book amount	3,559,842	3,671,380

10.    Cash and Cash Equivalents

EuroTel’s cash balance includes deposits held in interest bearing accounts, current accounts and cash on hand. The interest rate bearing deposits earned 4.59% (year ended December 31, 2000 4.43%) effective interest on a weighted average basis.

	As of December 31,	As of December 31,
	2000	2001
Interest bearing deposits on terms of less than three months	1,448,842	934,030
Cash on hand and on current accounts with banks	34,923	20,333

	1,483,765	954,363

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements—(Continued)
(in thousands of Slovak Crowns)

11.    Shareholders’ Equity

Upon formation of EuroTel Bratislava, a.s., two classes of shares were issued, ordinary shares and non-redeemable preferred shares with discretionary dividends.

On December 17, 1999, EuroTel’s shareholders approved an increase in both ordinary and preferred share capital by capitalizing shareholder loans with a carrying value of Sk334,400. As a result, the total number of ordinary shares authorized, issued and outstanding at December 31, 2000 was 765,470, of which 390,390 and 375,080 were issued to ST and AWBV respectively. The total number of preferred shares authorized, issued and outstanding at December 31, 2000 was 172,230, all of which were issued to ST.

On December 19, 2000 the Board of Directors of EuroTel, including representatives of all shareholders, agreed to capitalize all outstanding shareholder loans and interest accrued thereon through December 31, 2000 with an aggregate value of Sk3,058,929 into ordinary share capital of the Company as of January 1, 2001. The agreement was scheduled at shareholders’ meeting of March 22, 2001. As a result of this transaction, the total number of ordinary shares authorized, issued and outstanding at December 31, 2001 was 3,561,470, of which 1,816,350 and 1,745,120 were issued to ST and AWBV respectively. The total number of authorized, issued and outstanding preferred shares remains 172,230, all of which are held by ST.

The capitalization was effected at a blend of exchange rates in effect during the loan periods giving rise to Sk186,680 increase in equity (net of taxes of Sk76,249). Under Slovak law the increase can be distributed to shareholders of the Company through dividends. Accordingly, the increase was credited to EuroTel’s retained earnings.

Each class of shares has a nominal value of Sk1 per share and carries one vote per share. The preferred shares have the right to share in profits of EuroTel solely through the payment of a preferred dividend of one Slovak Crown per share prior to the payment of the dividend to the holders of ordinary shares. Ordinary shares carry the right to share equally in the profits of EuroTel through the payment of a dividend as and when declared. Share premiums represent the excess of each owner’s total initial capital contribution over their proportionate contribution to EuroTel’s registered capital prior to the transformation of EuroTel into a joint stock company.

EuroTel cannot make any dividend payment or other distribution unless certain criteria set forth in the indenture agreement are satisfied (see Note 13).

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements—(Continued)
(in thousands of Slovak Crowns)

12.    Subordinated Shareholder Loans

	As of December 31,	As of December 31,
	2000	2001
Long term borrowings in respect of GSM 1800 license (a)
—ST (GSM 1800)	241,684	—
—AWBV (GSM 1800)	232,206	—
—Interest accrued	59,532	—
Long term borrowings (b)
—ST	712,968	—
—AWBV	685,008	—
—Interest accrued	339,744	—
Long term borrowings (c)
—ST	362,526	—
—AWBV	348,309	—
—Interest accrued	76,952	—

	3,058,929	—

(a)	Long term borrowings in respect of the GSM 1800 license totaling US$10 million accrued interest at a fixed rate of 10.46875% p.a.
(b)
A total of US$29.5 million was owed to the shareholders in proportion to their economic ownership. Interest accrued at a fixed rate of 7.75% p.a. to December 15, 1998 and from then onwards at a fixed rate of 10.25% p.a. until October 1, 1999, and thereafter at a fixed rate of 10.46875% p.a.

(c)
On January 12, 2000, EuroTel received US$15.0 million from a subordinated shareholder loan. The amount owed to the shareholders was in proportion to their economic ownership and interest accrued at a fixed rate of 10.46875% p.a.

The fair value of the subordinated shareholder loans at December 31, 2000 was Sk2,214,678.

On March 23, 2000 Slovak Wireless Finance Company B.V., a wholly owned subsidiary of EuroTel, issued 11¼% senior guaranteed notes (the “long term notes”) in an aggregate principal amount of €175 million. The indenture under which the Notes were issued restricts any repayment of subordinated shareholder loans, including interest until certain criteria set forth in the indenture agreement are satisfied (see Note 13).

On March 22, 2001, the Company’s shareholders approved an increase in ordinary share capital by capitalizing all shareholder loans and interest accrued thereon through December 31, 2000 (see Note 11).

13.    Long Term Notes

	As of December 31,	As of December 31,
	2000	2001
Long term notes	7,699,300	6,841,600
Less: deferred finance charges	—	(264,042)

	7,699,300	6,577,558

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements—(Continued)
(in thousands of Slovak Crowns)

On March 23, 2000 EuroTel issued through Slovak Wireless Finance Company B.V. (“SWFC”), a wholly owned subsidiary, 11¼% Series A Senior Guaranteed Notes (“Series A Notes”). The Series A Notes were issued in an aggregate principal amount of €175 million. On August 18, 2000, the United States Securities and Exchange Commission (“SEC”) declared effective a registration statement filed by EuroTel and SWFC. Pursuant to that registration statement, SWFC offered to exchange new 11.25% Series B Senior Guaranteed Notes (“Series B Notes”) due 2007 for all outstanding Series A Notes that SWFC issued on March 23, 2000. In aggregate, €172.2 million of Series A Notes have been exchanged for an equivalent amount of Series B Notes to date. The Series B Notes are substantially identical in terms to the Series A Notes, except that the Series B Notes are registered with the SEC. There are currently €2.8 million of Series A Notes still outstanding.

The Series A and B Notes will mature on March 30, 2007, and SWFC will be required to repay the Series A and B Notes on that date at 100% of the principal amount. The obligations of SWFC under the Series A and B Notes are fully and unconditionally guaranteed by EuroTel. Interest is payable semiannually in arrears on March 30 and September 30 of each year commencing on September 30, 2000. The fair value of the notes at December 31, 2000 and December 31, 2001 was Sk7,352,832 and Sk7,491,552 respectively.

The covenants that govern the Series A and B Notes include a Debt to Earnings before interest, tax, depreciation and amortization (“EBITDA”) ratio, excluding subordinated shareholder loans. The maximum permitted debt under this ratio is limited to 6:1 up to March 23, 2002 and 5:1 thereafter until maturity of the Series A and B Notes. Debt incurred in respect of certain capital expenditures and other permitted debt is excluded from this calculation.

There are restrictions on payment of dividends or distributions other than those paid in compliance with the Series A and B Notes, on purchase, repurchase, redemption, acquisition or retirement for value of any capital stock and subordinated obligations and on any principal or interest payments on the subordinated shareholder loans. The restricted payments test includes reference to EBITDA from the issue date to the end of EuroTel’s most recent fiscal quarter less the product of 1.75 and the consolidated interest expense for such period.

During the period, EuroTel reclassified deferred finance charges related to issue of its long-term notes. The finance charges are included in the initial measurement of the notes in accordance with IAS 39. As of December 31, 2001, the deferred finance charges of Sk264,042 are not reported as a separate asset in the balance sheet and are offsetting the long term notes liability. There is no impact on earnings or equity associated with this adjustment nor any covenant calculations. The charges incurred in obtaining financing were deferred and amortized to expense over the debt service period using the effective interest method.

In September and October 2001, EuroTel repurchased €15 million of the long-term notes in a series of open-market transactions. In accordance with IAS 39, related liability was derecognized in EuroTel’s consolidated balance sheet. EuroTel used existing liquid assets to extinguish the debt. Net loss of Sk43,741 (net of deferred tax credit of Sk14,581), comprising the difference between the carrying amount of the repurchased notes and net consideration paid amounting Sk32,708 and unamortized deferred finance charges related to repurchased notes of Sk25,614, was charged to income (see Note 20).

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements—(Continued)
(in thousands of Slovak Crowns)

14.    Trade, Other Payables and Deferred Revenues

	As of December 31,	As of December 31,
	2000	2001
Domestic trade payables	281,489	490,227
Foreign trade payables	256,799	276,258
Amounts due to related parties
ST	32,549	63,676
AWBV	8,575	6,293
Other related parties	—	1,728
Amounts due to employees	18,249	23,888
VAT payable	27,527	—
Taxation and social security	15,208	23,272
Deferred revenues	287,050	326,334
Fixed asset accruals	102,850	229,727
Other accruals	234,815	356,136

	1,265,111	1,797,539

15.    Provisions

	As of December 31,	As of December 31,
	2000	2001
Provisions for surplus leased properties
Opening balance	—	—
Provisions created in the period	—	37,000

Closing balance	—	37,000

During the period, EuroTel moved into new office space rented under an operating lease contract. As a result certain properties previously occupied by EuroTel rented under non-cancellable operating leases were vacated. A provision of Sk37,000 has been recognized for net present value of expected future payments for such surplus properties, net of sub-leasing revenue.

16.    Revenues

	Year ended December 31,
	1999	2000	2001
	(restated)
Mobile service revenues	3,823,116	4,863,869	6,466,717

Mobile equipment and other sales (a)
Mobile equipment and accessories sales	261,375	367,493	785,979
Other revenues (a)	346,647	322,620	262,733

	608,022	690,113	1,048,712

Managed data network services
MDNS service revenues	438,754	438,810	467,331
MDNS equipment revenues	15,673	9,127	6,030

	454,427	447,937	473,361

	4,885,565	6,001,919	7,988,790

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements—(Continued)
(in thousands of Slovak Crowns)

Service Revenues

Total service revenues, which exclude revenues from the sale of mobile equipment and MDNS equipment, were as follows:

	Year ended December 31,
	1999	2000	2001
	(restated)
Service revenues (a)	4,608,517	5,625,299	7,196,781

(a)
During 2000, EuroTel changed its accounting policy with respect to the treatment of activation revenues. This change in accounting policy has been accounted for retrospectively and the effect of the change is set out in Note 18.

17.    Cost of Sales and Services

	Year ended December 31,
	1999	2000	2001
	(restated)
Mobile service cost of sales
Interconnect	509,571	703,599	1,018,376
Roaming	221,696	257,951	298,023
Leased circuits	228,280	220,284	230,805
License and other costs	29,694	49,963	131,852

	989,241	1,231,797	1,679,056

Mobile equipment and service commissions
Equipment, SIM cards, accessories and spare parts (a)	925,795	886,907	1,602,239
Service commissions (a)	134,300	132,721	165,439

	1,060,095	1,019,628	1,767,678

Managed data network services cost of sales
MDNS service cost of sales	131,176	143,194	149,039
MDNS equipment cost of sales	12,279	7,391	2,623

	143,455	150,585	151,662

	2,192,791	2,402,010	3,598,396

Cost of Services

Depreciation and amortization are not included in cost of sales and services but under operating expenses. Total service cost of goods sold, which excludes the cost of mobile equipment and MDNS equipment sold, were as follows:

	Year ended December 31,
	1999	2000	2001
	(restated)
Cost of services (a)	1,248,155	1,507,712	1,993,534

(a)
During 2000, EuroTel changed its accounting policy with respect to the treatment of activation costs. This change in accounting policy has been accounted for retrospectively and the effect of the change is set out in Note 18.

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements—(Continued)
(in thousands of Slovak Crowns)

18.    Activation Revenues and Activation Costs—Change in Accounting Policy

During 2000, EuroTel changed its accounting policy with respect to the treatment of activation revenues and activation costs. The basis for the change in accounting policy is set out in Note 2 and the effect is as follows:

		Year ended December 31,
	Notes	1999	2000	2001
Effect on revenues and costs of sales
Increase in revenue from mobile equipment and other sales	16, 28	51,402	65,369	69,676
(Increase)/decrease in cost of sales of equipment, SIM cards, accessories and spare parts	17, 28	6,837	(1,314)	(7,740)
(Increase)/decrease in service commissions	17, 28	(58,239)	(64,055)	(61,936)

Net effect on income		—	—	—

		As of December 31,
	Notes	2000	2001
Effect on assets and liabilities
Increase in deferred expenses (non-current)	28	48,237	27,183
Increase in deferred expenses (current)	8, 28	99,759	51,136
Increase in deferred revenues (non-current)	28	48,237	27,183
Increase in deferred revenues (current)	14, 28	99,759	51,136

19.    Operating Expenses

	Year ended December 31,
	1999	2000	2001
Advertising	307,208	340,954	374,901
Marketing and sales	49,340	31,379	43,695
Wages and employee benefits (a)	381,005	429,180	520,444
Building maintenance	34,474	42,631	55,777
Network support and maintenance	152,773	217,303	242,435
Motor vehicles expenses	21,710	33,395	35,095
Rent—base station sites	64,795	67,364	70,707
Rent—buildings (b)	117,625	106,662	184,539
Employee training and travel	31,570	18,327	32,164
Office supplies	77,519	50,904	58,985
Professional fees and administrative costs	115,599	102,226	177,112
Bad debt expense	185,038	72,707	34,001
Depreciation	1,038,802	1,243,195	1,416,222
Amortization	40,878	73,427	69,864
Capitalized expenses (c)	(48,682)	(32,436)	(51,205)

	2,569,654	2,797,218	3,264,736

(a)
Wages and employee benefits include Sk99,413 of contributions accrued to the statutory health, retirement benefit and unemployment schemes during the year ended December 31, 2001 (Sk88,757 during the year ended December 31, 2000).

(b)
Rent—buildings for the year ended December 31, 2001 includes present value of future payments under non-cancelable operating leases for surplus properties net of sub-leasing revenue amounting Sk37,000 (see Note 15) and exit costs of Sk12,539 (see Note 23).

(c)	Capitalized expenses include labor and overhead expenses associated with the construction of fixed assets.

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements—(Continued)
(in thousands of Slovak Crowns)

20.    Finance Costs

	Year ended December 31,
	1999	2000	2001
Write-off of deferred finance charges and Prepayment penalties (a), (b)	—	333,625	25,614
Premium on repurchase of long term notes (b)	—	—	32,708
Interest expense on borrowings	527,642	1,051,695	834,211
Arrangement fees and other finance expenses, net	61,461	36,858	39,734
Capitalized interest (c)	(65,371)	(16,131)	(11,076)
Interest income	(29,658)	(174,430)	(218,038)
Foreign exchange losses/(income)	168,388	388,254	(89,419)

	662,462	1,619,871	613,734

(a)
The write-off of deferred finance charges and prepayment penalties in the year ended December 31, 2000 related to the early extinguishment of the loans which were repaid with the proceeds from the issuance of long term notes . The write-off of the deferred finance charges and prepayment penalties amounted to Sk189,730 and Sk143,895, respectively.

(b)
The write-off of Sk25,614 of unamortized deferred finance charges in the year ended December 31, 2001 related to the repurchase of €15 million of long term notes (see Note 13) in a series of open-market transactions. Premium of Sk32,708 paid over the face value of repurchased notes was also charged to income. Deferred tax of Sk14,581 was recognized with respect to the above charges.

(c)	Capitalization rates used to determine capitalized interest were as follows:

	Year ended December 31,
	1999	2000	2001
Capitalization rates	7.30%	9.93%	8.48%

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements—(Continued)
(in thousands of Slovak Crowns)

21.    Income Taxes

A reconciliation between the reported income tax charge/(credit) and the theoretical amount that would arise using the statutory tax rates is as follows:

	Year ended December 31,
	1999	2000	2001
(Loss)/Income before tax	(539,342)	(817,180	511,924

Income tax at 29% (1999: 40%)	(215,737)	(236,982	148,458
Non-deductible provision for doubtful accounts (a)	131,421	32,380	11,563
Non-deductible provision for inventory	(2,115)	(7,284	(4,188
Non-deductible advertising expenses	11,334	1,045	3,618
Increase/(decrease) in valuation allowance	88,938	(64,480	—
Forgiven interest on shareholders loans	—	—	18,280
Change in tax rate (c)	(12,035)	—	(6,502)
Net impact of interest income taxed by withholding tax	—	1,210	677
Other, net	32,742	23,609	32,874

	34,548	(250,502)	204,780

Income tax expense for the period
The tax charge for the period comprises:
Deferred tax charge/(credit) (b)	35,128	(268,657	194,597
Tax charge in respect of current and prior periods	11,455	—	6,534
Change in tax rate (c)	(12,035)	—	(6,502)
Withholding tax on interest income (d)	—	18,155	10,151

	34,548	(250,502	204,780

(a)	Uncollectible receivables are tax non-deductible until certain statutory collection requirements are complied with.
(b)
The deferred tax credit is mainly the result of unrealized foreign exchange losses which are not considered tax deductible under current Slovak tax legislation until realized, accruals including interest on shareholder loans and interest on long term notes which are not considered tax deductible under current Slovak tax legislation until paid, and tax loss carryforwards.

(c)	On December 4, 2001 the Slovak corporate tax rate changed from 29% to 25% effective from January 1, 2002.
(d)
During the period EuroTel paid Sk10,151 (2000: Sk18,155) of withholding taxes (at 15%) on its interest income. Under Slovak law, such payments would be available for offset with income tax liability, but are not recoverable in the event of a tax loss.

22.    Capital Commitments

EuroTel had the following contractual capital commitments:

	As of December 31, 2000	As of December 31, 2001
Capital expenditures that have been contracted for but have not been provided for in the financial statements	658,069	309,672

These commitments principally relate to the network, with the majority of payments expected to occur within one year. These commitments are cancelable without significant penalty.

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements—(Continued)
(in thousands of Slovak Crowns)

23.    Operating Leases

EuroTel is committed under operating leases with terms ranging from one to twelve years relating primarily to office and retail space. The aggregate future minimum lease payments under non-cancelable operating leases can be analyzed as follows:

	As of December 31,
	2000	2001
2001	147,432	—
2002	92,503	140,793
2003	97,556	129,391
2004	101,848	135,557
2005	106,024	141,607
2006	109,947	140,097
2007—2013	750,577	847,011

	1,405,887	1,534,456

During the period, EuroTel moved into new office space under an operating lease contract. As a result, EuroTel booked exit costs of Sk12,539 and a provision of Sk37,000 based on the present value of future payments for surplus leased properties under non-cancelable operating leases, net of sub-leasing revenue.

The following amounts relating to operating leases were charged to income:

	Year ended December 31,
	1999	2000	2001
Amounts relating to operating leases charged to income	182,420	174,026	264,513

24.    Government Social Security and Pension Plan

Throughout the periods reported in these financial statements, EuroTel was required to make contributions amounting to 38% of gross salaries up to a monthly salary of Sk32 to statutory health, retirement benefit and of Sk24 to unemployment schemes to which employees contribute an additional 13% in 2001 (2000: 12%). EuroTel has no obligation to contribute to these plans beyond these statutory rates. EuroTel does not participate in any other social security or pension plans.

25.    Related Party Transactions

In the normal course of business EuroTel purchases certain telecommunications services from and sells certain services to ST. EuroTel has certain lease agreements with ST. Related party transactions with AWBV and Deutsche Telekom (“DT”) constitute management fees paid for consulting services and payments for seconded employees. In addition, EuroTel had outstanding long term borrowings from its shareholders (see Note 12). On March 22, 2001, EuroTel’s shareholders approved an increase in ordinary share capital by capitalizing all shareholder loans and interest accrued thereon through December 31, 2000 (see Note 11). EuroTel also purchases and sells in the normal course of business telecommunications services from following subsidiaries, associated undertakings and joint ventures within the respective groups of EuroTel’s shareholders: Eurotel Praha and Radiomobil in the Czech Republic, DeTeMobil in Germany, Max.mobil in Austria, Westel 900 in Hungary, Omnitel in Italy and PTC in Poland. Balances outstanding from and due to related parties are disclosed in Notes 8 and 14.

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements—(Continued)
(in thousands of Slovak Crowns)

EuroTel’s transactions with the aforementioned related parties, majority of which were undertaken on an arms length basis, were as follows:

	Year ended December 31,
	1999	2000	2001
Sales to ST	863,319	816,969	972,070
Purchases from ST	813,297	677,098	756,741
Lease expense paid to ST	16,662	38,337	41,255
Sales to Eurotel Praha	54,045	69,963	83,361
Purchases from Eurotel Praha	31,406	34,018	33,470
Sales to other related parties	—	87,504	102,326
Purchases from other related parties	—	48,964	53,410
Management fees paid to AWBV	30,624	37,841	33,476
Management fees paid to DT	—	—	3,744
Directors and management fees	13,967	12,512	17,842

26.    Contingencies

Litigation

EuroTel is in legal proceedings in the normal course of business including two administrative proceedings initiated by the Anti-Monopoly Office of the Slovak Republic based on a petition of a Voice over IP technology operator alleging breach of anti-monopoly law. The outcome of the proceedings is subject to a certain degree of uncertainty due to the anti-monopoly law in Slovakia being at an early stage of development and subject to varying interpretations. Management of the Company does not believe that the outcome will have a material adverse effect on EuroTel’s financial conditions, results of operations or cash flows.

EuroTel is not involved in any material legal proceedings outside of the normal course of business. Management does not believe the resolution of these legal proceedings will have a material adverse effect on EuroTel’s financial conditions, results of operations or cash flows.

Taxation

The taxation system in Slovakia is at an early stage of development and is subject to varying interpretations and changes, which may be retroactive. In Slovakia, tax periods remain open for tax audits for 6 years.

27.    Employees

	As of December 31, 2000	As of December 31, 2001
Number of employees at period end	815	923

28.    Segment Information

Management considers EuroTel to operate in two business segments based on services provided: mobile telecommunications services and managed data network services. There was no inter-segment revenue recognized. EuroTel tracks and manages financial results for its segments down to the gross profit level. Operating expenses not attributable to reportable segments include all operating expenses except for amortization of licenses and depreciation relating to mobile plant and equipment and managed data network services equipment. Assets attributable to segments include mobile plant and equipment and managed data network services equipment and the related construction in progress as well as licenses, inventory and trade receivables. Unallocated assets include computer equipment, motor vehicles, furniture and fixtures, tax and other receivables, prepayments, deferred finance charges and cash.

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements—(Continued)
(in thousands of Slovak Crowns)

EuroTel operates in one geographical market—Slovak Republic.

The information in the following tables is disclosed in the same manner and amounts as used by the chief operating decision-maker to make operational decisions and allocate resources.

EuroTel’s segment financial information was as follows:

	Mobile Communications Services	Managed Data Network Services	Unallocated	Total
	(restated)			(restated)

Year ended December 31, 1999
Revenues (a)	4,431,138	454,427	—	4,885,565
Cost of sales and services (a)	(2,049,336)	(143,455)	—	(2,192,791)

Gross profit	2,381,802	310,972	—	2,692,774
Operating expenses	(713,642)	(57,027)	(1,798,985)	(2,569,654)

Operating profit	1,668,160	253,945	(1,798,985)	123,120
Finance costs	—	—	(662,462)	(662,462)

Profit/(loss) before tax	1,668,160	253,945	(2,461,447)	(539,342)
Income taxes	—	—	(34,548)	(34,548)

Net income/(loss)	1,668,160	253,945	(2,495,995)	(573,890)

Depreciation	(677,019)	(52,772)	(309,011)	(1,038,802)
Amortization	(36,623)	(4,255)	—	(40,878)

	Mobile Communications Services	Managed Data Network Services	Unallocated	Total

Year ended December 31, 2000
Revenues	5,553,982	447,937	—	6,001,919
Cost of sales and services	(2,251,425)	(150,585)	—	(2,402,010)

Gross profit	3,302,557	297,352	—	3,599,909
Operating expenses	(900,247)	(53,907)	(1,843,064)	(2,797,218)

Operating profit	2,402,310	243,445	(1,843,064)	802,691
Finance costs	—	—	(1,619,871)	(1,619,871)

Profit/(loss) before tax	2,402,310	243,445	(3,462,935)	(817,180)
Income taxes	—	—	250,502	250,502

Net income/(loss)	2,402,310	243,445	(3,212,433)	(566,678)

Depreciation	(829,980)	(50,747)	(362,468)	(1,243,195)
Amortization	(70,267)	(3,160)	—	(73,427)

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements—(Continued)
(in thousands of Slovak Crowns)

	Mobile Communications Services	Managed Data Network Services	Unallocated	Total

Year ended December 31, 2001
Revenues	7,515,429	473,361	—	7,988,790
Cost of sales and services	(3,446,734)	(151,662)	—	(3,598,396)

Gross profit	4,068,695	321,699	—	4,390,394
Operating expenses	(1,087,572)	(53,377)	(2,123,787)	(3,264,736)

Operating profit	2,981,123	268,322	(2,123,787)	1,125,658
Finance costs	—	—	(613,734)	(613,734)

Profit/(loss) before tax	2,981,123	268,322	(2,737,521)	511,924
Income taxes	—	—	(204,780)	(204,780)

Net income/(loss)	2,981,123	268,322	(2,942,301)	307,144

Depreciation	(1,017,869)	(53,216)	(345,137)	(1,416,222)
Amortization	(69,703	(161	—	(69,864)

	Mobile Communications Services	Managed Data Network Services	Unallocated	Total

As of December 31, 2000
Total assets	5,784,203	337,449	6,467,747	12,589,399

Total liabilities	950,628	69,309	11,272,839	12,292,776

Capital expenditure	619,913	51,024	296,106	967,043

As of December 31, 2001
Total assets	6,036,164	357,268	5,870,018	12,263,450

Total liabilities	1,378,389	78,304	7,220,310	8,677,003

Capital expenditure	1,276,163	84,177	479,265	1,839,605

(a)
During 2000, EuroTel changed its accounting policy with respect to the treatment of activation revenues and activation costs. This change in accounting policy has been accounted for retrospectively and the effect of the change is set out in Note 18.

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements—(Continued)
(in thousands of Slovak Crowns)

29.    Reconciliation to United States Generally Accepted Accounting Principles

EuroTel’s financial statements are prepared in accordance with IAS, which differ in certain respects from U.S. GAAP. The principal differences between IAS and U.S. GAAP are presented and described below, together with explanations of the adjustments that affect consolidated net loss for years 1999 and 2000 and consolidated net income for year 2001.

	Year ended December 31,
	1999	2000	2001
Reconciliation of net income/(loss)
Net income/(loss) reported under IAS	(573,890)	(566,678)	307,144
U.S. GAAP adjustments:
—shareholders pushdown (a)	(2,550)	(2,822)	(2,822)
—activation revenue (b)	51,402	—	—
—deferred tax on activation revenue	(14,907)	—	—
—effect of change in tax rate	(29,124)	—	—
—cumulative effect of change in accounting policy (d)	—	151,490	—
—extraordinary loss (net of current and deferred tax of Sk96,751 and Sk14,581 during years ended December 31, 2000 and 2001, respectively) (e)	—	236,874	43,741

Presentation of net income/(loss) under U.S. GAAP before extraordinary items	(569,069)	(181,136)	348,063

Presentation of net income/(loss) under U.S. GAAP after extraordinary items	(569,069)	(418,010)	304,322

There are no differences between shareholders’ equity reported under IAS and U.S. GAAP.

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

U.S. GAAP requires certain disclosures related to compensatory stock plans. Employees of EuroTel on secondment from either Verizon(i) or MediaOne are covered under their respective company’s stock option plan. The objectives of these plans include attracting and retaining the best personnel and providing performance incentives for employees seconded to EuroTel.

Prior to July 1, 2000, EuroTel accounted for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” Compensation cost for stock options is measured as the excess of the quoted market price of Verizon and MediaOne shares at the date of grant over the option strike price. No compensation expense was recognized prior to the year ended December 31, 2000, under either plan. Both plans are fixed stock option plans under which options for common shares are granted at a price equal to the market share price at the date of grant. Both the Verizon and the MediaOne option plans vest ratably over three years and have a maximum term of 10 years.

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements—(Continued)
(in thousands of Slovak Crowns)

Subsequent to July 1, 2000 EuroTel accounts for stock-based compensation in accordance with Financial Accounting Standards Board (“FASB”) interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation—an interpretation of APB Opinion No. 25” (“FIN 44”). FIN 44 requires that in instances where a parent issues stock options of its own stock to a subsidiary’s employees, the stock compensation expense is calculated using the fair-value-based method as described in SFAS 123. In accordance with FIN 44, EuroTel recognized Sk2,491 and Sk1,073 of compensation expense for the years ended December 31, 2001 and 2000, respectively.

(i)	Bell Atlantic now trades under the name Verizon Communications, following its June 2000 merger with GTE Corporation. This resulted in no change to Bell Atlantic’s stock option plan.

The following summarizes the status of the fixed stock option plans (weighted average option exercise prices are in US$):

	Year ended December 31,
	1999		2000		2001
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Options outstanding to EuroTel secondees
Bell Atlantic plan
Beginning of the period	11,638	40.40	20,070	57.06	40,840	56.26
Granted	13,380	62.59	23,970	54.23	17,500	56.22
Exercised	(4,948)	32.84	(3,200)	46.00	—	—
Forfeited	—	—	—	—	—	—
Expired	—	—	—	—	—	—
Transferred (ii)	—	—	—	—	(32,850)	57.93
End of the period	20,070	57.06	40,840	56.26	25,490	54.09

MediaOne plan
Beginning of the period	2,000	38.31	10,550	66.57	—	—
Granted	8,550	73.18	—	—	—	—
Exercised	—	—	—	—	—	—
Forfeited/Cancelled (i)	—	—	(10,550)	66.57	—	—
Expired	—	—	—	—	—	—
End of the period	10,550	66.57	—	—	—	—

(i)
On June 15, 2000, AT&T completed it’s merger with MediaOne. Under the terms of the MediaOne stock option plan all outstanding options immediately vest upon a change in control of the company. Under the terms of the merger agreement MediaOne common stock was no longer traded. During a 20-day period immediately following the close of the merger, MediaOne option holders were given the opportunity to elect how their vested stock options were to be converted. AT&T gave three alternatives which consisted of vested stock, cash, or a combination of the two. No compensation expense was recognized for the conversion. Subsequent to the election by the option holder the MediaOne options were converted.

(ii)	Options granted to employees of EuroTel on secondment from Verizon are removed from the table once their employment with EuroTel ceases.

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements—(Continued)
(in thousands of Slovak Crowns)

Statement of Financial Accounting Standards No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation,” establishes accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. The following table represents pro forma net (loss) income had EuroTel elected to account for the options using the fair-value-based method prior to the adoption of FIN 44:

	Year ended December 31,
	1999	2000	2001
	(in millions of Slovak crowns)
Net (loss)/income
As reported (U.S. GAAP)	(569.1)	(418.0)	304.3
Pro forma	(574.2)	(427.7)	301.1

EuroTel determined the FIN 44 compensation expense and the pro forma amounts using the Black-Scholes option-pricing model based on the following weighted-average assumptions:

	Year ended December 31,
	1999	2000	2001
Verizon Plan
Dividend yield	4.59%	2.88%	2.69%
Expected volatility	18.63%	28.30%	29.06%
Risk-free interest rate	5.55%	6.37%	4.80%
Expected lives (in years)	5	6	6

MediaOne Plan
Expected volatility (i)	30%	—	—
Risk-free interest rate	5.53%	—	—
Expected lives (in years)	4.5	—	—

(i)	There were no options granted under the MediaOne plan during either 2000 or 2001.

As of December 31, 2001 exercise prices for Verizon options outstanding ranged from US$43 a share to US$56 a share, with a weighted-average remaining contractual life of 9.42 years. The Verizon plan had 2,342 options at a weighted average price of US$51 available for exercise at December 31, 2001.

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

Due to the change in accounting policy under IAS there is no difference in activation revenues under U.S. GAAP for the year ended December 31, 2001.

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements—(Continued)
(in thousands of Slovak Crowns)

(c)  Deferred Tax

Under the Slovak tax legislation activation revenue is taxable in the period in which the services were activated. Accordingly, deferred tax was provided on U.S. GAAP activation revenue in 1999. Due to the change in accounting policy under IAS this adjustment is no longer needed. The deferred tax balance under U.S. GAAP can be analysed as follows:

	As of December 31,
	2000	2001
Temporary differences arising from accelerated depreciation	(493,198)	(610,693)
Unrealized foreign exchange losses	273,130	53,075
Deferred revenues	42,919	19,580
Deferred expenses	(42,919)	(19,580)
Premium on repurchase of long-term notes and write-off of deferred finance charges	—	14,493
Accrued interest on subordinated shareholder loans	56,737	—
Accrued interest on long-term notes	64,889	50,901
Other accruals	24,312	23,523
Rent and exit costs	—	17,342
Losses carried forward	297,845	410,730

	223,715	(40,629)

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

On December 29, 1999 the Slovak corporate tax rate changed from 40% to 29% effective from January 1, 2000. On December 4, 2001 the Slovak corporate tax rate changed from 29% to 25% effective from January 1, 2002.

Under IAS, in accordance with IAS 12, deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Under US GAAP deferred tax assets are recorded in their full amount reduced by a valuation allowance. A valuation allowance is recorded if, based on weight of available evidence, it is more likely than not, that some portion of the deferred tax asset will not be realized. There was no effect on consolidated net income or shareholder’s equity reported under U.S.  GAAP.

(d)  Change in Accounting Policy

Until 2000, under IAS and U.S. GAAP, direct activation costs (SIM cards and sales commissions) were charged to income at the time of activation. In the fourth quarter of 2000, in accordance with IAS and the Securities and Exchange Commission Staff Accounting Bulletin No. 101 (“SAB 101”) management elected to defer direct activation costs over the estimated customer relationship period. This change was enacted to achieve a better allocation of these revenues and costs to the periods they relate to. EuroTel has restated its comparative historical financial statements to reflect the retroactive application of this policy.

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements—(Continued)
(in thousands of Slovak Crowns)

Under U.S. GAAP this change is reported in accordance with Accounting Principles Board Opinion No. 20 (“APB 20”) with the cumulative effect of the change (net of tax of Sk61,875) included in the determination of the net loss for 2000. As a result of the adoption of this new policy net loss reported under U.S. GAAP for the year ended December 31, 2000 decreased by Sk151,490. Had this policy been adopted at the beginning of 1999 U.S.GAAP pro forma net loss for the years ended December 31, 1999 would have been Sk576,440.

(e)  Extraordinary Item

In March 2000, EuroTel repaid early certain loans with the proceeds from the issuance of long term notes (see Note 13). An amount of Sk236,874 (net of tax of Sk96,751), comprising unamortized deferred finance charges of Sk189,730 and prepayment penalties of Sk143,895, was charged to income in connection with the early repayment.

Under IAS, EuroTel may not recognize a loss on the early extinguishment of debt relating to the write-off of deferred finance charges and prepayment penalties as an extraordinary item (see Note 20). Under U.S. GAAP, EuroTel is required to recognize a gain on the early extinguishment of debt as an extraordinary item. There is no effect on consolidated net income reported under U.S. GAAP.

(f)  Comprehensive Income

In September 1997, the FASB adopted Statement of Financial Accounting Standards No. 130. “Reporting Comprehensive Income” (“FAS 130”) which establishes rules for the reporting of comprehensive income and its components. EuroTel had no income components that qualified as comprehensive income under FAS 130 for any of the periods presented.

(g)  Operating Loss Carryforwards

U.S. GAAP requires disclosure of the amounts and expiration dates of net operating loss carryforwards. Under Slovak Tax Law a company may accumulate tax losses for carryforwards in respect of three consecutive years immediately proceeding the year for which company records taxable income. The tax loss carryforwards can subsequently be released against taxable income ratably over five years. As of December 31, 2001 EuroTel had approximately Sk1,642,916 of tax loss carryforwards accumulated over the years ended December 31, 1999, 2000 and 2001.

(h)  Deferred Finance Charges

Under IAS 39, the Company offsets the deferred finance charges related to the issue of its long term notes against the long term notes liability. Under U.S. GAAP in accordance with Accounting Principles Board Opinion No. 21, “Interest on Receivables and Payables”, deferred finance charges must be reported as a separate asset in the balance sheet. The “Long term notes” balance and “Deferred finance charges” balance at December 31, 2001 were Sk6,841,600 and Sk264,042, respectively, under U.S. GAAP. There was no effect on consolidated net income or shareholder’s equity reported under U.S. GAAP.

(i)  Recent Pronouncements

In July 2001, the FASB issued SFAS No. 141, “Business Combinations”, and SFAS No. 142, “Goodwill and Other Intangible Assets”. These new standards will be effective for EuroTel’s fiscal year ending December 31, 2002. However, the provisions of FAS 141 apply to all new acquisitions consummated after July 1, 2001. SFAS 142 contains certain transitional provisions which may effect the classification of intangible assets as well as the

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements—(Continued)
(in thousands of Slovak Crowns)

balance of goodwill. However, the ongoing impact will be that certain intangible assets and goodwill will no longer be amortized, but instead tested at least annually for impairment. Neither of these standards are expected to have a significant effect on EuroTel’s results of operations or financial position.

SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, was issued in October 2001. SFAS 144 excludes goodwill from its scope and, therefore, eliminates the current requirement to allocate goodwill to long-lived assets to be tested for impairment. In addition, SFAS 144 provides detailed guidance regarding grouping of assets for impairment analysis, valuation techniques, and the accounting for assets held for sale. The impact of this standard on the financial position of EuroTel and its results of operations is still being assessed.