Form 20-F
period 2002-12-31
SLOVAK WIRELESS FINANCE CO BV
filed 2003-03-28
CIK 1114703

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

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

Ordinary Shares, par value Sk1,000 per share as of December 31, 2002	3,561,470
Preferred Shares, par value Sk1,000 per share as of December 31, 2002	172,230

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

PART I

PART I

Item 1:     Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2:     Offer Statistics and Expected Timetable

Not applicable.

Item 3:     Key Information

Slovak Wireless Finance Company B.V. (“SWFC”) is the issuer of the 11 1/4% Senior Guaranteed Notes due 2007 referred to in this document as the “Notes.” SWFC is a wholly-owned subsidiary of EuroTel Bratislava, a.s., which was formed solely for the purpose of issuing the Notes as well as raising future financing by entering into loan agreements or issuing additional securities. SWFC has no assets or operations of its own. As a result of SWFC’s limited purpose, the information contained in this document refers primarily to EuroTel Bratislava, a.s., as a co-registrant of this Form 20-F and parent guarantor of the Notes. See Exhibit 8 “Statement of Subsidiaries” as well as Note 2 to the consolidated financial statements “Summary of Significant Accounting Policies—Principles of Consolidation” below.

EuroTel Bratislava, a.s. is hereafter referred to in this document as “EuroTel,” the “Company,” “we,” “us,” “our,” or “ourselves.” “You” or “your,” as used in this document, refers to the holders of 11 1/4% Senior Guaranteed Notes issued by SWFC.

A.     Selected Financial Data

        You should read the following information together with “Operating and Financial Review and Prospects” and the consolidated financial statements, including the accompanying Notes, which begin on page F-1 of this annual report. We prepared the consolidated financial statements in accordance with International Accounting Standards (“IAS”). IAS differ in certain respects from U.S. GAAP. See note 30 to the consolidated financial statements attached to this annual report. We derived the financial data set forth below from the audited consolidated financial statements of the Company, including the consolidated balance sheets as of December 31, 2001 and 2002 and the consolidated statements of operations and cash flows for the years ended December 31, 2000, 2001 and 2002 and the accompanying Notes included on pages F-1 through  F-37 in this annual report. The financial data set forth below as of December 31, 1998, 1999 and 2000 and for the years ended 1998 and 1999 was derived from consolidated financial statements not included in this annual report.

	Year Ended December 31,
	1998		1999		2000		2001		2002
	(in millions of Sk, except customer data and ratios)
Statement of Operations Data
Revenues
Mobile service revenues	Sk	3,249	Sk	3,823	Sk	4,864	Sk	6,467	Sk	7,844
Mobile equipment and other sales(6)		440		608		690		1,049		821
Managed data network service revenues		469		454		448		473		478

Total revenues(6)		4,158		4,885		6,002		7,989		9,143

Cost of sales and services
Mobile service cost of sales		826		989		1,232		1,679		2,236
Mobile equipment and other cost of sales(6)		1,073		1,060		1,020		1,768		1,637
Managed data network service cost of sales		149		143		150		152		140

Total cost of sales(6)		2,048		2,192		2,402		3,599		4,013

Gross profit		2,110		2,693		3,600		4,390		5,130
Operating expenses
Advertising, marketing and sales costs		233		357		372		418		469
Depreciation and amortization		629		1,080		1,317		1,486		1,825
Other operating expenses		960		1,133		1,108		1,360		1,502

Operating profit		288		123		803		1,126		1,334
Finance costs		(558)		(663)		(1,620)		(614)		(534)
Taxes		(14)		(34)		250		(205)		(214)

Net income (loss)	Sk	(284)	Sk	(574)	Sk	(567)	Sk	307	Sk	586

U.S. GAAP
Revenues(6)(8)	Sk	4,007	Sk	4,777	Sk	5,871	Sk	7,878	Sk	9,057
Gross profit(6)(9)		1,667		1,974		2,646		3,249		3,652
Operating profit(6)		230		172		800		1,123		1,291
Net income (loss)(6)		(320)		(569)		(418)		304		543

Other Financial Data
EBITDA (on U.S. GAAP derived amounts)(1)(6)	Sk	859	Sk	1,252	Sk	2,117	Sk	2,609	Sk	3,116
EBITDA margin(1)(6)(8)		21%		26%		36%		33%		34%
Capital expenditures(2)		2,664		1,510		770		1,647		2,888
Cash flows from (used in) operating activities		186		1,201		1,704		2,003		2,363
Cash flows from (used in) investing activities		(2,664)		(1,948)		(4,215)		(1,845)		(2,457)
Cash flows from (used in) financing activities		3,013		637		3,492		(687)		—

	Year Ended December 31,
	1998		1999		2000		2001		2002
Operating Data (unaudited)
Mobile customers at end of period
NMT Post-paid		25,144		19,410		16,287		13,870		9,762
GSM Post-paid		159,030		172,502		183,303		219,911		297,416
GSM Pre-paid(7)		11,096		77,542		307,785		787,514		991,284

Total(7)		195,270		269,454		507,375		1,021,295		1,298,462

Average monthly revenue per customer(3)
Post-paid	Sk	1,824	Sk	1,600	Sk	1,792	Sk	1,882	Sk	1,650
Pre-paid(7)		557		443		353		285		225

Monthly churn rate(4)(7)		2.8%		2.3%		1.2%		0.9%		1.6%

	As of December 31,
	1998		1999		2000		2001		2002
	(in millions of Sk)
Balance Sheet Data
Cash and cash equivalents	Sk	614	Sk	504	Sk	1,484	Sk	954	Sk	860
Property and equipment		5,206		5,425		5,144		5,566		6,906
Total assets(6)		7,676		8,089		12,589		12,263		13,231
Net assets		1,103		863		297		3,586		4,165
Third-party debt(5)		3,613		4,100		7,921		6,775		6,641
Subordinated shareholder loans		1,419		1,847		3,059		—		—
Share capital		604		939		939		3,735		3,735
Shareholders’ equity		1,103		863		297		3,586		4,165

U.S. GAAP
Property and equipment		5,206		5,425		5,144		5,566		6,906
Total assets(6)		7,495		7,893		12,589		12,263		13,231
Net assets		944		712		297		3,586		4,165
Shareholders’ equity(6)		944		712		297		3,586		4,165

(1)	EBITDA represents operating profit (loss) before depreciation and amortization. EBITDA margin represents EBITDA divided by total revenues for the period. We believe that EBITDA and related measures of cash flow from operating activities serve as useful financial indicators in measuring the operating performance of telecommunications companies. Neither EBITDA nor EBITDA margin is an IAS or U.S. GAAP measurement. You should not use EBITDA or EBITDA margin as an alternative to IAS or U.S. GAAP measurements of net income as an indicator of our operating performance or cash flow from operations. You should note that neither EBITDA nor EBITDA margin is a uniform or standardized measurement. The calculation of EBITDA or EBITDA margin may vary significantly from company to company and does not provide grounds for comparison with other companies.
(2)	Consists of cash expenditures on property and equipment.
(3)	Average monthly revenue per customer is defined as total service revenues, including monthly access fees and airtime charges, as well as interconnection and roaming revenues in a given period, divided by the sum of the average number of monthly customers in that period (number of customers on the first and last days of that particular month). Average revenue per post-paid customer includes NMT customers.
(4)	Monthly churn rate is the average of the monthly churn rates in any given period. Monthly churn is the total number of voluntary and involuntary deactivations and suspensions (post-paid only) in any given month, expressed as a percentage of the average number of customers for that particular month (number of customers on the first and last days of that particular month).
(5)	As of December 31, 2001 and 2002, deferred finance charges of Sk264 million and Sk225 million, respectively, were not reported as a separate amount in the balance sheet and offset the third party debt in accordance with IAS 39. See Note 13 to the consolidated financial statements attached to this annual report.
(6)	Figures for 1998 and 1999 were restated in 2000 due to a change in accounting policy in accordance with SEC Staff Accounting Bulletin No. 101 (“SAB101”).
(7)	Figures for 1998, 1999, 2000 and 2001 are recalculated based on our revised definition of “pre-paid customers.” See Item 4A. “Operating Results—Revenues” for a detailed explanation of this change.
(8)	Figures for 1998, 1999, 2000 and 2001 are restated due to a final rule on Issue 01-09, “Accounting for Consideration Given by a Vendor to Customer” issued by the Emerging Issues Task Force (“EITF”) in November 2001.
(9)	Cost of sales under U.S. GAAP include mainly depreciation and amortization charges of our mobile communication and managed data network equipment and licenses which were classified as operating expenses under IAS.

Exchange Rate Information

The following tables set forth the exchange rates between the Slovak Crown and the U.S. dollar, expressed as the number of Slovak Crowns per U.S. dollar, based upon the official published exchange rates of the National Bank of Slovakia. The exchange rate for the U.S. dollar on March 28, 2003 was Sk38.61 = US$1.00, based upon the official published exchange rates of the National Bank of Slovakia.

	2002				2003
	September	October	November	December	January	February
High	45.08	43.05	42.42	42.24	39.77	39.33
Low	42.66	42.22	40.55	40.04	38.35	38.33
Average(1)	43.84	42.62	41.45	41.14	39.25	38.95
End of period	42.96	42.29	42.42	40.04	38.86	38.77

(1)	Monthly average of midday exchange rates.

	1998	1999	2000	2001	2002
Average(1)	35.27	41.70	46.49	48.52	45.03

(1)	Average of exchange rate on the last day of each month for each respective period.

At 12:00 noon each day, the National Bank of Slovakia sets the exchange rates for the following business day, which serve as the reference rate for foreign exchange transactions.

B.    Capitalization and Indebtedness

Not applicable

C.    Reasons for the Offer and Use of Proceeds

Not applicable

D.     Risk Factors

        You should carefully consider the following risks relating to us as well as all other information contained in this annual report in evaluating EuroTel and its business. Our business, financial condition or results of operations could be materially adversely affected by the following risks. You incur greater risk as an investor in securities of an issuer with substantial operations in emerging markets like the Slovak Republic than if you invest in the securities of issuers with substantial operations in the United States, Western Europe or other similar jurisdictions. To the extent any of the information contained in this annual report constitutes a “forward-looking statement” as this term is defined in Section 21(E)(i)(1) of the Securities Exchange Act of 1934 (as amended to date, the “Exchange Act”), the risk factors set forth below are cautionary statements identifying important factors that could cause actual results to differ materially from those contained in any given forward-looking statement.

Risks Relating to EuroTel

We Have Substantial Debt

We are highly leveraged. Following the repurchase of €15 million of our Euro-denominated notes outstanding in a series of open market transactions in September and October 2001, we had Sk6,676 million in outstanding gross long-term debt from third parties, as well as Sk190 million in interest accrued on this debt, as of December 31, 2002. The outstanding notes consist of original 11 1/4% Series A Senior Guaranteed Notes we issued in March 2000 as well as Series B Senior Guaranteed Notes we issued in exchange for most of the

Series A Senior Guaranteed Notes in an exchange offer in August 2000, and which contain substantially the same terms as the Series A Notes. We refer to both Series A and Series B Senior Guaranteed Notes as “the Notes” in this annual report. We expect that we will continue to have a substantial amount of debt outstanding in the future. This amount of debt poses the risk that:

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

Our ability to repay our debt will depend on a successful implementation of our ongoing business plan. The success of our strategy depends upon financial, competitive, legal and technical factors and includes some factors that are beyond our control, such as economic conditions and pressure from competitors. If we are not able to make payments on our debt, we will need to refinance this debt or obtain additional financing. We may not be able to refinance our debt or obtain additional financing on terms acceptable to us.

The Notes and Our Guarantee of the Notes Will be Subordinated to Any of Our Future Secured Debt

The Notes and our guarantee of the Notes are unsecured, which makes them subordinated in right of payment to any future secured debt. The rights of payment of any future secured creditors will be secured by our assets. As a result, if we become insolvent, declare bankruptcy, liquidate, reorganize, dissolve or wind up, any secured creditors would be paid in full from the assets securing their rights before you and the holders of our other unsecured debt can be paid. As of the date of this annual report, we have no material secured debt.

We May Not be Able to Successfully Manage Our Growth

Since we started commercial operations in 1991, our number of customers, the size of our networks and the number of people we employ have all grown substantially. Our continuing growth will require us to:

•	continue to expand our network and infrastructure;

•	continue the enhancement of our management, financial and information system and controls; and

•	continue to increase our number of employees, train and manage them.

We cannot assure you that we will be able to manage our expanding operations successfully. If we cannot manage our future growth effectively or maintain the quality of our services, our business, financial condition and results of operations could suffer.

We Have Had a Series of Net Losses In The Past

Although we generated net income of Sk586 million in 2002 and Sk307 million in 2001, we generated net losses prior to 2001. We had net losses of Sk567 million in 2000, Sk574 million in 1999 and Sk284 million in 1998. We may not be able to service our debt, including the Notes, and may need to obtain additional financing, if we cannot continue to sustain our current levels of profitability on an ongoing basis. In order to continue to be profitable in the future, we will need to continue to increase customer revenues at a rate that exceeds the growth in our costs of sales, operating expenses, financing costs, and other expenses. We must also continue to successfully market and operate our mobile telecommunications and managed data network services and make significant additional capital expenditures. We cannot assure you that we will be able to implement our business plan successfully or that our future operations will be profitable.

If we do not reach the targets set forth in our business plan, we may need to obtain additional financing. We cannot assure you that we will be able to obtain additional financing when we need it. As a result, we cannot assure you that we will have sufficient resources to make principal and interest payments on our debt, including the Notes and the guarantee. In addition, if we do not remain profitable, the value of the Notes may decrease.

The indenture relating to the Notes contains covenants that impose limitations on our ability to incur additional debt and dispose of assets. Agreements with respect to any of our future debt may contain similar covenants or other covenants that require us to comply with certain financial ratios. Accordingly, the agreements governing our debt may prevent us from obtaining additional financing. Moreover, if we fail to comply with these covenants under the indenture or the debt agreements, we may be obligated to repay immediately all amounts outstanding under our debt, including amounts outstanding under the Notes. We may not have sufficient funds or other resources available to pay these amounts.

Our Suppliers May be Unable to Provide Uninterrupted Supplies of Up-To-Date Equipment and Services, Which May Have a Negative Impact on Our Business

Our networks and the marketing of our services depend on an adequate supply of transmission, switching and other network equipment and mobile handsets as well as upon the ability of our suppliers to deliver dependable technical support. We purchase our mobile network equipment and related software from leading international telecommunications systems equipment suppliers. We may not be able to obtain mobile network equipment from alternative suppliers on a timely basis if our current suppliers are unable to satisfy our equipment requirements, particularly if the growth in demand for mobile network equipment exceeds the capabilities of our suppliers. Moreover, our operations depend on key technology components, which may be rendered inoperable by occurrences of force majeure. Although we are implementing a business continuity planning strategy, we may not be able to quickly replace these key network components of our network in the event they are destroyed, which could affect our operations.

Similarly, manufacturers of handsets have recently begun entering into strategic alliances or preferred partnerships with individual service providers, under which they provide certain handsets exclusively to these service providers. As a result, we may not have access to all handset models in the future. We may be unable to attract certain new customers if we cannot offer them their preferred handset models.

In our experience, suppliers sometimes extend delivery times, limit supplies and increase the prices because of their own supply limitations and other factors affecting them. Our business, financial condition and results of operations could be adversely affected if the prices of supplies we require rise significantly or if our current suppliers fail to provide us with adequate supplies of up-to-date equipment or dependable maintenance support in a timely manner.

We May be Unable to Recruit and Retain Qualified Personnel

We compete with other telecommunications service providers for qualified operating, sales, marketing, administrative, financial and technical personnel. Our success will depend, in part, upon our ability to hire and retain qualified personnel. Competition for qualified personnel is intense and there is limited availability in the Slovak Republic of persons with the required knowledge and experience. Competition for qualified personnel could increase further if an additional mobile telecommunications operator were to enter the Slovak market. We cannot be certain that we will be able to attract, recruit and retain sufficient qualified personnel. If we fail to hire and retain qualified personnel, our business, financial condition and results of operations could suffer.

In addition, a small number of key management and operational personnel (including technical personnel) manage our business. We rely on our shareholders to provide this key personnel. We neither have long-term incentive compensation arrangements in place nor do we maintain key-man insurance for any of our executive officers or key employees. If we lose any of these key persons, our business, financial condition and results of operations could suffer.

Risks Relating to the Telecommunications Industry

We Operate in a Highly Competitive Environment

The mobile telecommunications market in the Slovak Republic is highly competitive, with two operators, EuroTel and Orange Slovensko, a.s. (“Orange”), competing directly to attract and retain customers. Based on information regarding their number of customers Orange released to the press in March 2003, we estimate that we held a share of approximately 43% of the total number of mobile customers as of December 31, 2002.

Competition in the telecommunications market is based primarily on the pricing of services and handsets, network quality, the range of services offered, as well as the customer service provided. Prices for mobile telecommunications services in the Slovak Republic have declined significantly since the launch of GSM(1) 900 services in 1997 and are currently among the lowest in Europe. We cannot predict the future pricing policies of our competitor and competition may continue to drive the prices for mobile telecommunications services lower and cause us to lose market share.

Our current mix of customers consists of approximately 76% pre-paid and 24% post-paid customers. Pre-paid customers are, by the nature of their service, more likely than post-paid customers to switch providers if they are offered more advantageous service terms. The relatively high percentage of pre-paid customers in our customer base make us more susceptible to attempts by competitors to lure away customers than is the case with Orange, which, by its own accounts, has an approximately balanced mix of pre-paid to post-paid customers.

In addition, we cannot assure you that the Telecommunication Office of the Slovak Republic (the “Telecom Office”) will not grant a third nationwide GSM 900, GSM 1800 or UMTS(2) license (or a combination of any of the three) to a new operator in the future, which would lead to additional competition in the Slovak telecommunications market and could have a negative effect on our business, financial condition and results of operations.

We also expect the data network services market in the Slovak Republic to become more competitive since fixed-line services were liberalized as of January 1, 2003 and competitors are expected to gradually begin to enter the market. We expect both our market share and the prices we can realistically charge for our services in order to remain competitive in the MDNS(3) market to decrease once new providers of MDNS services commence operations. To continue to compete successfully in the data network services market, we will need to introduce new technologies and services on an ongoing basis and maintain or establish adequate network facilities. If we fail to meet these competitive challenges in the data market, our business, financial results and results of operations could suffer.

The Award of New UMTS Licenses and the Release of UMTS Frequencies May Affect Our Competitive Position

Effective July 16, 2002, EuroTel was awarded a license to implement and operate a public mobile telecommunication network based on the UMTS standard. This license also grants EuroTel control over the necessary radio frequencies to operate the UMTS service. Under the terms of this UMTS license, EuroTel will be able to take control of these frequencies, which are currently in use by the Slovak army, by no later than September 30, 2003. Once we control the frequencies, we will be obligated to launch commercial UMTS services within 30 months. Our UMTS license is valid through the year 2022, after which we have the option to request an extension. Any delay in the release of UMTS frequencies to us will curtail our ability to provide state-of-the art “third generation” mobile services to our customers.

(1)	Global System for Mobile Communication (originally known as Groupe Système Mobile).
(2)	Universal Mobile Telecommunications System.
(3)	Managed Data Network Services.

We Operate in an Uncertain and Changing Regulatory Environment

The Slovak government performs and supervises the licensing, construction and operation of telecommunications systems and services and allocates frequency spectrum through various governmental entities, including the Ministry of Transport, Posts and Telecommunications (“MTPT”), and the Telecom Office, as well as general competition authorities such as the Antimonopoly Office. The laws and regulations governing our operations have not been fully interpreted by the applicable regulatory authorities and the application of these laws and regulations is uncertain. For example, the Telecommunications Act of 2000 (the “Telecommunications Act”) contains language as to the right of customers to choose to use the services of another Slovak provider, while maintaining their existing account with their original provider. This could require all voice service providers to enable their customers to use voice services offered by other operators by merely having to dial a specific prefix prior to the number called. If the provisions of the Telecommunications Act are interpreted in this manner by the regulatory authorities we may lose revenues from certain services we provide, if our customers choose to remain with us but use a different provider for some services.

In addition, these laws and regulations are not always applied consistently. This uncertainty could cause our business, financial condition and results of operations to suffer. Which services we are able to provide to our customers, for how long we are granted the right to provide these services and how we interconnect with other networks may be affected by any changes in the laws and regulations that govern our industry. How the regulators and other governmental or judicial bodies in the Slovak Republic interpret these laws and regulations has a direct influence on the granting, amendment and renewal of our license, which, in turn, could cause our business, financial condition or results of operations to suffer.

The Telecommunications Act currently in effect governs the telecommunications industry in the Slovak Republic. Based upon the recent development in the field of telecommunications regulation in the European Union (the “EU”), we may experience significant changes in the Slovak telecommunications legislation, once it is harmonized with the new regulatory framework governing the countries in the EU. Any changes in legislation could require us to comply with more onerous regulations regarding licensing, competition, frequency allocation, interconnection, costs and arrangements pertaining to leased lines, carrier selection, the duty to provide universal service, mobile number portability or other factors. These changes could cause our business, financial condition and results of operations to suffer.

Other unexpected government regulations could also have a negative effect on our business. Changes in the laws affecting the taxation of telephone services, for example, could have an effect on customer usage, which, in turn, could cause our business, financial condition and results of operations to suffer.

We Depend Upon Interconnection With Other Telecommunications Networks

Our network must interconnect with other telecommunications networks for us to offer our services to customers. For example, in order to provide commercially viable mobile services, we must be able to interconnect with the telecommunications networks of existing and future fixed-line and mobile operators in the Slovak Republic as well as with those of international operators. In addition, we need to lease lines from Slovenské telekomunikácie, a.s. (hereafter referred to as “Slovak Telecom”) to connect the different elements of our network.

We are currently a party to two interconnection agreements with Slovak Telecom, one with respect to the interconnection of our NMT(4) service and one with respect to the interconnection of our GSM service. We have also entered into an interconnection agreement with Orange with respect to both our NMT and GSM services. As a result of the liberalization of the fixed-line telecom market in the Slovak Republic, we are currently in the process of preparing to negotiate agreements for the interconnection of our network with the networks of alternative fixed-line operators who have been granted licenses to operate a fixed-line network.

(4)	Nordic Mobile Telephone.

If any of our interconnection agreements were to terminate or if we experience a material increase in interconnection charges under any of these interconnection agreements, our margins could be reduced or we could be forced to offer mobile telecommunications services at uncompetitive prices. These factors could cause our business, financial condition and results of operations to suffer.

We Depend on Increased Demand for Mobile Telecommunications Services

The development of our business depends, in large part, on increased demand for mobile telecommunications services in the Slovak Republic. The size of our future customer base will be affected by a number of factors that are beyond our control, including:

•	the general economic conditions in the Slovak Republic;

•	developments in the levels of competition in the mobile and managed data network services markets in the Slovak Republic; and

•	the possible development of new, competing telecommunications technologies.

A significant economic downturn in the Slovak Republic could adversely affect our business and results of operations by slowing the rate of customer growth or causing a decline in average monthly usage per customer.

In addition, we expect that the average monthly minutes of use per customer, and as a result, average monthly revenue per customer, to decrease as the level of mobile penetration in the Slovak Republic increases and approaches the point of saturation. We also believe that minutes of use per customer will decline because we expect the majority of our future new customers to be non-business post-paid and pre-paid customers, who generally use their mobile service less frequently than their business counterparts.

Finally, we were successful in our tender for a UMTS license, which was awarded to us in July 2002. This license will enable us to begin providing advanced “third generation” mobile services to our customers in the future. UMTS is a new technology that remains in ongoing technological development and is largely unproven in the market to date. Depending on the technological obstacles we may face in our planned roll-out of UMTS services, we may not be able to offer commercially the full spectrum of services possible using the UMTS standard. We also cannot predict with certainty what the demand for new third-generation services will be among our customers. If we encounter technological difficulties in rolling out our UMTS services or if there is little demand for these services, our business, financial condition and results of operations could suffer.

Churn Limits Our Customer Growth

“Churn” refers to disconnections or suspensions of service. These can be voluntary or involuntary and affect both post-paid and pre-paid customers. Involuntary disconnections or suspensions of service for our post-paid subscribers occur when they fail to pay their bills or we suspect fraudulent use of their mobile service. Involuntary suspensions of service for our pre-paid customers occur when the credit on their pre-paid account dips into negative levels or they fail to re-charge their pre-paid account within 12 months of its most recent use. Voluntary disconnections or suspensions of service occur when customers switch to a competing mobile network or terminate their use of mobile services altogether. The rate of churn indicates the percentage of customers that we need to replace in any given period before we realize net customer growth. Our total average monthly rate of churn for our mobile services was 2.8% in 1998, 2.3% in 1999, 1.2% in 2000, 0.9% in 2001 and 1.6% in 2002. The fact that the number of pre-paid customers, as a percentage of our overall customer base, is growing continually may increase our voluntary churn rate, because pre-paid customers are not bound to our service for a minimum duration by contract as is the case with post-paid customers. High levels of churn could cause our business, financial condition and results of operations to suffer.

Our Business Depends on a License From the Slovak Regulatory Authorities

We provide telecommunications services to our customers pursuant to licenses awarded to us by the Telecom Office in July 2000. If we fail to maintain these licenses or either or both of them are terminated for any reason, our business, financial condition and results of operations could suffer and we may not be able to satisfy our obligations to you under the Notes. See Item 4B. “Business Overview—Mobile—Licenses.”

Our Business is Subject to Risks Posed by Rapid Technological Changes

The telecommunications industry faces constant, rapid and significant changes in technology. We compete with entities who provide other communications technologies and we may compete with providers of technologies currently in development, which include satellite-based personal communications services, private and shared radio networks and other communications services that have the technical capability to handle mobile telephone calls and interconnect to fixed-line telephone networks. The technology we use may become obsolete and we may be subject to competition from new technology in the future. We cannot predict the effect of emerging and future technological changes on the viability or competitiveness of our network or the costs of adapting our network to new technology.

There May be Health Risks Related to Base Transceiver Stations and Mobile Handsets

In recent years, people have expressed concerns about the potentially harmful effects of electromagnetic emissions from base transceiver stations and mobile handsets. Any actual or perceived health risks of mobile communication devices could decrease our number of customers, reduce usage per customer, make it more difficult to obtain sites for base stations and expose us to potential liability. In addition, we may not be able to obtain insurance to cover this liability on commercially reasonable terms.

Risk Relating to the Notes

You May Not be Able to Sell the Notes Easily

There is no established trading market for the Notes. Even if such a market were to develop, the Notes may trade at prices that are higher or lower than the initial offering price. These prices depend on many factors, including the prevailing interest rates, our operating results and the existing market for similar securities. We make no assurances as to the liquidity of any trading market for the Notes or as to whether an active market for the Notes will develop.

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

We May Not be Able to Finance a Repurchase of the Notes in the Event of a Change of Control

In the event we experience a change of control, you may request that we purchase some or all of your Notes for cash at a price of 101% of their principal amount, plus accrued and unpaid interest. The term “change of control” is defined in the indenture governing the Notes. Our financing company may not be able to repurchase the Notes upon a change of control because of other existing contractual obligations. We may not have sufficient funds at the time of a change of control to make the required purchases.

The change of control provision referred to above may not protect you in the event of a highly leveraged transaction, including a reorganization, restructuring or merger. A shift in voting power or beneficial ownership may not be significant enough to qualify as a change of control under the indenture and may not trigger the protection provisions. Except as described under “Description of the Notes—Repurchase at the Option of Holders Upon a Change of Control,” in the prospectus distributed at the time we exchanged the Series A Notes for Series B Notes, the indenture which governs the Notes does not contain provisions that permit you to require our financing company to repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.(5)

Risks Relating to the Slovak Republic

There Are Risks Associated With Investing in Emerging Markets Such as the Slovak Republic

Because of its relatively recent transition to a market economy, the Slovak Republic is subject to many risks, which may not be as prevalent in mature markets. These risks include:

•	adverse changes in the market’s economic and governmental policy;

•	consumers with relatively low levels of disposable income;

•	relative instability of new institutions;

•	shifts in regulation we cannot predict;

•	inconsistent application of existing laws and regulations; and

•	slow legal remedies.

During the administration of Prime Minister Vladimír Mečiar, which ended in October 1998, the Slovak government was criticized both inside and outside the country because it failed to adhere to democratic reforms. This failure had a negative effect on the Slovak Republic’s external relations with certain Western countries and organizations. The parliamentary elections held in fall of 1998 and 2002 resulted in the election of a coalition that was formed without participation of Mečiar, which sent a positive signal from the Slovak Republic. However, his party still has considerable influence in the opposition and we cannot foresee what effect a change in current government composition might have on the political and economic situation in the Slovak Republic.

From 1994 to 1998, economic growth in the Slovak Republic, measured in terms of real GDP, averaged 5.9% per year. The government that took office in October 1998 implemented certain budgetary measures designed to lower the fiscal deficit. However, the fiscal deficit has grown again in recent years and the government has financed this growth by issuing more debt. The government announced that it would cut unemployment benefits and re-impose a 7% import surcharge. As a result, economic growth in the Slovak Republic slowed to 1.9% in 1999, 2.2% in 2000, 3.3% in 2001 and 4.4% in 2002. The inflation rate diminished to 8.4% in 2000, 6.5% in 2001 and 3.4% in 2002 after rising to 14.2% by the end of 1999, up from 5.6% at the end of 1998. The government once again abolished import surcharges as of January 1, 2001. Despite the Slovak Republic’s efforts to stimulate economic growth and attract foreign investment and current investment grade ratings of A3 by Moody’s, BBB by Standard and Poor’s and BBB by Fitch, the country lagged behind its Eastern European peers with respect to inflow of foreign capital in years 2000 to 2002. The Slovak trade balance deficit was approximately 10% of the country’s gross domestic product for the fiscal years 2001 and 2002. Following the fall 2002 election results, the Slovak Republic was invited to commence the process for accession to both NATO and the EU, which has improved the country’s ability to attract foreign investment.

(5)	This information is contained in the Registration Statement on Form F-4 filed with the Securities and Exchange Commission (the “SEC”) on August 18, 2000.

Political and economic turbulence in the Slovak Republic could discourage foreign and local investment and spending and reduce demand for our services. This could cause our business, financial condition and results of operations to suffer. Furthermore, international investors generally consider the Slovak Republic an emerging market. We cannot assure you that political, economic, social and other developments in the Slovak Republic or in other emerging markets will not have an adverse effect on the market value and liquidity of the Notes.

Inflation and Currency Fluctuations Affect Our Business

During the Slovak Republic’s continuing transition to a market economy, the country has experienced high levels of inflation and the devaluation of the Slovak Crown. See Item 3A. “Selected Financial Data—Exchange Rate Information” above.

Inflation and currency devaluation have had, and will continue to have, an effect on our financial condition and results of operations. A substantial portion of our revenues and operating expenses are denominated in Slovak Crowns and tend to increase with inflation. Conversely, a substantial majority of our capital expenditures and our debt service costs have historically been expended in Euros or U.S. dollars. Because our revenues are primarily generated in Slovak Crowns, we are exposed to foreign exchange risk on any debt, capital expenditures or other liability denominated in any other currency. This risk applies to the Notes as well. Our non-Slovak Crown-denominated gross long-term borrowings from third parties were Sk6,676 million as of December 31, 2002 and interest accrued thereon amounted to Sk190 million.

Any additional debt financing we obtain may be denominated in currencies other than the Slovak Crown. Although it is possible to enter into forward contracts to hedge the risk of exchange rate fluctuations of the Slovak Crown, we have rarely entered into such contracts in the past, because we generally did not believe them to be a commercially practicable vehicle to mitigate risk. Currency fluctuations could affect our operating results because it may not be feasible or desirable for us to increase our rates in Slovak Crowns in order to offset the impact of any continuing devaluation of the Slovak Crown on our foreign currency obligations. As a result, future devaluations of the Slovak Crown could cause our business, financial condition and results of operations to suffer.

The Legal and Political Systems in the Slovak Republic are in a State of Transition

The Slovak Republic remains in transition from being a former member of the Eastern Bloc to being a democracy with a liberalized economy ready to meet the standards required to join the EU. Its laws and regulations and their interpretations are uncertain and remain at risk of considerable change. In addition, the Slovak Republic’s current government has only been in power for approximately six months. Although the democratic coalition, which governed the country from 1998 to 2002 were able to remain in power in the fall 2002 elections and have formed a government with a pro-reform program, there can be no assurances that the current trend toward democracy and a liberalized economy will continue. In particular, if a government under one or more populist leaders were to return to power in the future, this trend may be reversed. As a result, we cannot predict how a court will interpret and rule on legal issues that could affect us. For example, the laws on taxation, bankruptcy and enforcement procedures change frequently and unexpectedly and are subject to varying interpretations. Future tax legislation affecting us may be applied retroactively.

In addition, due to the many formalities required in order to comply with the law in the Slovak Republic and the changes that Slovak law is undergoing, there is an ongoing risk at any given time that we may have violated, may be violating or may in the future violate the requirements of certain Slovak laws, such as provisions of telecommunications, labor, administrative, personal data protection, tax and corporate laws. We do not reasonably expect any such violations will have a material adverse effect upon our business, results of operations or financial condition, but there can be no assurance that this will be the case.

Insolvency and Administrative Laws in the Slovak Republic Could Negatively Affect Your Ability to

Enforce Your Rights Under the Notes

As a Slovak company, we are subject to Slovak laws governing insolvency and bankruptcy proceedings. These laws differ in several significant respects from comparable provisions of U.S. law.

Our debt to you will, generally speaking, rank equally with our debt to our other unsecured and unsubordinated creditors. Nevertheless, Slovak bankruptcy law gives priority to some classes of unsecured creditors over other classes. As a result, amounts owed to you based on the Notes would be paid only after we pay other creditors that are entitled to priority under Slovak bankruptcy law. This priority debt includes, for example:

•	certain employee claims; and

•	the costs of the bankruptcy proceedings.

The aforementioned classes of creditors entitled to priority treatment under Slovak bankruptcy law have changed in the past and may change in the future. Any such future changes may be adverse to your interests. In addition, you will generally not be entitled to collect interest on your claim for the duration of the bankruptcy proceeding and you will not be able to recover costs you incur to enforce your claims against us.

Slovak bankruptcy law generally recognizes contractual subordination of debt. However, subordination agreements are governed by provisions of the Slovak Commercial Code, which are not drafted clearly and which have not been put to the test in practice. As a result, a Slovak bankruptcy court may not recognize the subordination agreements with certain of our creditors. If a bankruptcy court does not recognize these subordination agreements, our debt to our subordinated creditors may rank equally with the Notes.

If we were to declare bankruptcy, a Slovak bankruptcy court would probably appoint a bankruptcy receiver. The rights and liabilities of bankruptcy receivers with respect to creditors are not clearly defined in Slovak law. As a result, you may experience difficulties in enforcing your rights against an appointed receiver.

Under current Slovak bankruptcy law, any creditors who are not Slovak residents will be required to appoint a Slovak agent to accept service of process in connection with a bankruptcy proceeding. If the creditor fails to do so, the bankruptcy court will appoint an agent for service of process at the creditor’s expense and the creditor may risk not being duly informed about developments in the bankruptcy proceedings on a timely basis. Moreover, the Slovak bankruptcy court may dismiss the claims of a foreign creditor who has initiated bankruptcy proceedings in the Slovak Republic but failed to appoint an appropriate agent for service of process. Finally, under Slovak bankruptcy law, claims which have not been registered with the bankruptcy courts within the applicable deadlines are deemed inadmissible.

When the bankruptcy court rules on a claim that is not registered in Slovak Crowns, the bankruptcy receiver will convert the claim into Slovak Crowns at the official conversion rate announced by the National Bank of Slovakia on the day of the ruling by the Slovak bankruptcy court.

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

The government of the Slovak Republic has recognized in the past that current Slovak bankruptcy law does not allow for efficient reorganizations, workouts, restructurings or swift distributions to creditors of troubled businesses. Depending on how the current bankruptcy laws are interpreted and applied, creditors in the Slovak Republic may run a greater risk of losing their claims than they might run in more mature market economies.

It May Not be Possible to Enforce Certain Civil Liabilities Against us and Our Financing Company

We are a Slovak corporation and substantially all of our assets are located outside the United States. Our financing company is a Dutch corporation and substantially all of its assets are located outside the United States as well. In addition, most of our directors and officers as well as most of the directors and officers of our financing company reside in countries other than the United States, and most of their assets are located outside the United States. You will need to comply with foreign laws in order to enforce judgments obtained in a U.S. court against our assets and those of our financing company, or to foreclose upon these assets. You may not be able to serve process upon our directors and officers within the United States and you also may not be able to enforce civil liabilities based on the U.S. federal securities laws or any other similar U.S. laws in the Slovak Republic or The Netherlands.

We Bear the Risk of Fraud and Bad Debt

Some of our customers do not pay the fees we charge for services rendered and we bear the costs resulting from the fraudulent use of our access codes for mobile and data services. We experience higher incidences of fraud in the Slovak Republic than is the case in Western Europe in general, in part because of the developing nature of the Slovak economy. We bear not only our own costs for services provided to fraudulent users of our network, but we must also reimburse other carriers for services they provide to fraudulent users of our network cards.

Although modern technology reduces the risk of fraudulent use of access codes to mobile and data services, this technology does not eliminate fraud entirely and may not be able to withstand techniques developed by fraudulent users in the future. We must, therefore, periodically evaluate whether to spend significant amounts of money to acquire new and updated antifraud technology.

Effective as of January 1, 2002, Slovak tax law relaxed the rules governing the tax benefits from uncollectible receivables, however, Slovak law still does not permit us to claim the full tax benefit resulting from a write-off of uncollectable receivables until we have pursued all available legal remedies against a delinquent customer. As a result, we do not write off uncollectable receivables after a certain period of non-payment, but, rather, we wait until the customer is declared bankrupt or a court has otherwise decided the matter before we record a write-off and enjoy the associated tax deduction. It is not commercially practical for us to commence legal proceedings against each customer who fails to make payments on our invoices. We, therefore, expect to carry certain amounts of uncollectable receivables on our balance sheet. Our bad debt and lost revenues relating to subscription fraud totaled Sk72 million in 2001 and Sk48 million in 2002.

The Slovak Republic does not permit credit checks on potential customers using credit bureaus or other third-party sources. We have established and maintain our own databases, through which we conduct credit checks on potential customers. For example, we collect information from all applicants for mobile telecommunications services regarding their home ownership and utility payments. We maintain records of existing customers who fail to pay us. However, our information is very limited. Because we are severely constrained in our ability to check the credit history of potential customers, we incur more instances of customer defaults and fraud than we would typically expect if such checks were permitted. Since mid February 2003, we are able to run parallel checks against a similar database maintained by Orange, the other mobile operator in the Slovak Republic. This should improve the effectiveness of the initial screening of potential customers, but still only helps us flag customers with tainted credit histories with respect to telecommunications services, as Slovak privacy laws prohibit us from sharing this type of information with companies in other business segments. The cases of default and fraud increase our average cost of providing services and our level of bad debt. The credit risk of our customer base may increase as the share of our revenue we derive from small businesses and non-business customers increases.

There Are Risks Associated With the Non-Transferability of Our License

Our licenses are not transferable by contract, by operation of law or by decision of a court. If we default on the Notes, you may request a judicial sale of our assets in order to repay amounts owed to you under the Notes. In this case, you would likely seek to sell our business as a going concern in order to maximize the proceeds. A sale of our business would not, however, include a transfer of our licenses, which might substantially decrease the value of our business in liquidation.

Risks Relating to Our Shareholders

We Are Indirectly Controlled by Multiple Shareholders

As of December 31, 2002, Atlantic West B.V. (hereafter referred to as “AWBV”), a joint venture between subsidiaries of AT&T Wireless Services, Inc. and Verizon Communications Inc., had 47%* of the total voting rights and a 49%* economic interest in our company. Slovak Telecom, 51% of which is owned by Deutsche Telekom AG, 34% by the Slovak Republic through the MTPT and 15% by the National Property Fund(6) had 53%* of the total voting rights and a 51%* economic interest in our company. Our shareholders can influence our business because they control all actions that require shareholders’ approval and have their representatives on our board of directors. Our shareholders do not have any obligation to support us financially or to exercise their rights as shareholders in the best interests of us, as a company, or you, as a holder of Notes. If the interests of our shareholders conflict with your interests, our shareholders will likely act in their best interests which might be to your detriment. For example, the interests of our shareholders would conflict with your interests if we faced financial difficulties and were unable to comply with our obligations to you under the Notes. In addition, our shareholders may cause our business to pursue strategic objectives that may be adverse to your interests as a holder of Notes.

We Compete With Our Majority Shareholder

Our majority shareholder, Slovak Telecom, was formerly the monopoly provider of national fixed-line public telephony services and international public telephony services in the Slovak Republic until the liberalization of the Slovak fixed-line market in January 2003 and continues to be a major provider of fixed-line telecommunications services. Our data business competes directly with Slovak Telecom for customers. In addition, our mobile telecommunications services compete with Slovak Telecom’s fixed-line telecommunications business as we both deliver voice telephony services to our respective customers. This competition may become more intense as usage of mobile telecommunications services increases in the Slovak Republic and residents view mobile telecommunications as a substitute for fixed-line telecommunications. The competition with Slovak Telecom could cause us to lose customers and could create conflicts of interest with our majority shareholder. Slovak Telecom could influence our operations in ways that are favorable to it as our shareholder but adverse to us as a company, to our minority shareholders and to you.

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

(6)	The National Property Fund is a legal entity established by a law passed by the Slovak parliament in 1991 to hold equity participations in various businesses in view of their subsequent privatization.
*	Please note that these percentage figures are rounded for purposes of convenience throughout this document. For the exact percentage shares with regard to share ownership see Item 6E. “Share Ownership.”

Reliance on Shareholders for Personnel

The services of our chief executive officer, chief technical officer and director of strategic planning, as well as of two members of our non-director staff are provided to us on a secondment basis by our shareholders or their affiliates. We also have used the services of a number of employees of our shareholders or their affiliates as consultants, primarily in the areas of network operations, information systems, marketing, customer care, strategic planning and regulatory operations. We cannot be certain that these seconded employees and consultants will continue to work for us in the future. If they were no longer available to us, we would have to hire new employees to fill these positions. Competition for this type of specialized personnel is intense and there is limited availability of persons with the required knowledge and experience in the Slovak Republic. If our seconded employees or consultants were no longer made available to us or they were not willing to continue their working relationship with us, our management efficiency would be impaired and our business, financial condition and results of operations could suffer.

Item 4:    Information on the Company

A.    History and Development of the Company

We are a joint stock corporation incorporated in Bratislava under the laws of the Slovak Republic on December 16, 1996. Our principal executive offices are located at Vajnorská 100/A, 831 03 Bratislava in the Slovak Republic. Our telephone number is +421-2-4955-4709 and our corporate website address is www.eurotel.sk. The address of our agent for service in the United States is CT Corporation, 111 Eighth Avenue, New York, New York 10011 and its telephone number is +1-212-894-8600.

EuroTel was originally formed in November 1990 in Czechoslovakia as a joint venture between the predecessor of Slovak Telecom and AWBV. In November 1990, this joint venture was awarded a 20-year exclusive license to operate an analog NMT 450 MHz network in the region now known as the Slovak Republic. The joint venture also received a license to construct and operate a public switched packet data network. The joint venture launched NMT 450 mobile telecommunications services in September 1991 and began to provide managed data network services in November 1991. The Company was converted from a limited liability company into its current form, a Slovak joint-stock company, in December 1996. In August 1996, we received one of two licenses granted by the MTPT at the time to build and operate a GSM 900 MHz network and we launched this service in February 1997. In July 1999, our original GSM 900 MHz license was amended and we received one of two licenses granted by the MTPT at the time to build and operate a GSM 1800 MHz network. We continue to build out this GSM 1800 MHz network on a selective basis to provide additional in-building coverage, to further expand capacity and to complement our existing GSM 900 MHz network. In July 2000, the Telecom Office consolidated our licenses into one general license valid until 2011, after which we have the option to request a renewal of the license, which the Telecom Office may grant, at its sole discretion, for an additional period of up to 10 years.

Effective July 16, 2002, EuroTel was awarded a license for the implementation and operation of a public mobile telecommunication network based on the UMTS standard. This license also grants EuroTel the control over the necessary radio frequencies to operate the UMTS service. Under the terms of this UMTS license, EuroTel will be able to take control of these frequencies no later than September 30, 2003. Once we have control of the frequencies, we will be obligated to launch commercial UMTS services within 30 months. Our UMTS license is valid through the year 2022, after which we have the option to request an extension.

B.    Business Overview

We are a leading telecommunications company in the Slovak Republic, offering both mobile telecommunications and managed data network services. We are one of only two mobile providers licensed to offer GSM and UMTS mobile telecommunications services and we are the Slovak Republic’s sole provider of analog NMT services. As of December 31, 2002, our GSM network covered approximately 85% of the geographical area of the Slovak Republic, which is where approximately 96% of the Slovak population lives. We also provide managed data network services to a variety of domestic and multinational businesses and Slovak governmental institutions. As of December 31, 2002, we had 1,298,462 mobile customers, up from 1,021,295 as of December 31, 2001. This represents an estimated market share of 43% based on the total number of mobile customers in the Slovak Republic, which we estimated at 3,011,832 as of December 31, 2002. We based this estimate on our aggregate total number of customers and added the official number of customers published by Orange. As of December 31, 2002, we had 3,545 managed data network customers, consisting primarily of customers of our frame relay and X.25 services, up from 3,374 as of December 31, 2001. For the year ended December 31, 2002, we generated revenues of Sk9,143 million, cash flows from operating activities of Sk2,363 million and net income of Sk586 million. In 2002, we generated EBITDA of Sk3,159 million. See footnote (1) to Item 3A. “Selected Financial Data” for a definition of EBITDA.

Management divides EuroTel’s operations into two business segments based on the services provided:

•	mobile telecommunications services; and

•	managed data network services.

EuroTel operates in a sole geographical market; the territory of the Slovak Republic. Over the past three years our segment revenues were as follows:

	Year Ended December 31,
	2000	2001	2002
	(millions of Sk)
Mobile Telecommunications Services	5,554	7,516	8,665
Managed Data Network Services	448	473	478

	6,002	7,989	9,143

Our Services

Mobile Telecommunications Services.    Under the brand name EuroTel, we provide a broad range of voice and value-added mobile telecommunications services, including voicemail, short messaging services (known as “SMS”), multimedia messaging services (known as “MMS”), high-speed wireless Internet and Intranet access via General Packet Radio Service (“GPRS”) and High-Speed Circuit Switch Data Service (“HSCSD”). As of December 2002, we offered a number of different mobile service plans, including a choice of post-paid service plans under the service names Tempo, Viac (the Slovak expression for “More”), Plus, and Partner. We offer a variety of different plans, each with its own specific set of features, in order to attract and retain a wide range of customers with a variety of service needs. In addition to our post-paid plans, we offered three pre-paid options under the service name EASY. We provide full international roaming capabilities to all of our GSM post-paid customers through 219 international roaming agreements with GSM operators in 106 countries, including all European countries with GSM services. Pre-paid customers who sign up for the Easy Team service plan enjoy full international roaming capabilities in 11 countries. We offer our pre-paid customers who sign up for either our Easy Nonstop or our Easy Life service plans an EASY SMS Roaming service, which enables them to send and receive text messages in more than 100 countries abroad. For select residential and business customers, we continue to offer mobile telephony service over our analog NMT network. For a description of our NMT business see Item 5A. “Operating and Financial Review and Prospects.”

We estimate that as of December 31, 2002 we had a 43% share of the Slovak mobile telecommunications market. This estimate is based on a total number of mobile customers in the Slovak Republic, calculated by adding our total number of customers to the total number of customers published by Orange in the first quarter of 2003. Our total number of mobile customers increased to 1,298,462 as of December 31, 2002, up from 1,021,295 as of December 31, 2001 and 507,375 as of December 31, 2000. We believe, based on our experience in the market, that we captured 35% of the net number of mobile customers added in the Slovak Republic in 2002. As of December 31, 2002, we had 991,284 pre-paid and 307,178 post-paid customers.

As of the fourth quarter of 2002, we revised our definition of “pre-paid customers” to include all customers with a valid SIM card, irrespective of whether they have a credit remaining in their pre-paid accounts. Prior to this refinement, our total number of pre-paid customers consisted only of those customers who maintained a credit in their pre-paid account and, therefore, were able to make outgoing calls. Customers with a valid SIM card but no remaining credit in their pre-paid account, a situation that only allowed incoming calls and SMS, were treated as churned. We believe this change refines the reported number of churned customers and further improves comparability of our financial data with that reported by other wireless operators.

The new definition of pre-paid customers emphasizes the correlation between the lifespan of each of our pre-paid service plans and the churn rate that can be attributed to that plan. As a result of this change, the total number of pre-paid customers we reported increased by 88,449 in the fourth quarter of 2002. Although this increase dilutes the average revenue per pre-paid customer, it has no effect on our overall financial results.

The provision of mobile telecommunications services in the Slovak Republic involves certain risks. We operate in a highly competitive environment and we are subject to significant governmental regulation. For a discussion of these and other risks we face, see Item 3D. “Risk Factors—Risks Relating to the Telecommunications Industry” above.

Managed Data Network Services.    In addition to our mobile telecommunications services, we offer:

•	managed data network services, based on Frame Relay and Internet Protocol (“IP”) protocols;

•	dedicated Internet access and Internet service to businesses and government agencies in the Slovak Republic; and

•	dial-up Internet access to business and retail customers and dial-in access for points of sale (POS) applications.

We provide these managed data network services using primarily frame relay, X.25 and IP technologies. We connect our customers and direct traffic across our data network using ATM switching nodes and IP routers. We purchase our ATM switching nodes from Nortel Networks and our routers from Cisco Systems. We supply transmission capacity for data services through lines we lease from Slovak Telecom and over our own nationwide microwave backbone network. We provide last-mile connections to customers via digital lines leased from Slovak Telecom or microwave links and dial-up connections via a fixed-line telephone network, Integrated Serviced Digital Network (“ISDN”) or GSM network.

Our major data customers include financial institutions, government departments and agencies as well as domestic and multinational businesses with substantial national and cross-border data communications needs. As of December 31, 2002, we had 3,545 managed data network customers with an aggregate of 7,408 connections. We believe our advanced technological capabilities and strong customer service enable us to be one of the leading providers of managed data network services in the Slovak Republic.

As is the case with the provision of mobile telecommunications services, the provision of managed data network services in the Slovak Republic involves certain risks. We operate in a highly competitive environment and we are subject to a relatively high level of regulation. For a discussion of these and other risks we face, see Item 3D. “Risk Factors—Risks Relating to the Telecommunications Industry” above.

How We Differentiate Ourselves

We believe that the following factors distinguish us from our competitors and will assist us in realizing our business plan:

Broad Product Offering.    Our broad range of telecommunications services enables us to offer “packaged solutions” to financial, corporate and governmental customers. We offer our customers a range of mobile telephony services, dedicated and dial-up Internet access, web-hosting, leased lines and private network services as well as other voice and data services. We believe by offering combined mobile and managed data network services we can further distinguish our mobile telecommunications services from those of our competitors. We believe this ability to provide “packaged solutions” will continue to aid our growth as mobile and data telecommunications services converge.

Innovative Services.    We are committed to providing our customers with services based on the most recent technologies. We were the first mobile operator in the Slovak market to introduce services such as HSCSD, GPRS and MMS. We intend to continue rolling out new value-added services and special features in order to maintain our reputation as an innovator as well as to stimulate revenue per customer, reduce churn and continue to attract new customers.

Price differentiation.    By combining competitive pricing with the benefits of our advanced billing features, we believe we are positioning ourselves as an operator perceived by its customers as delivering more value for their money.

Countervailing Risks.    Although we believe that the above factors will help us achieve the targets of our business plan, our business, financial condition and results of operations may be materially adversely affected by many factors beyond our control. As a general matter, you incur greater risk if you invest in the securities of an issuer with substantial operations in emerging markets such as the Slovak Republic, than if you invest in the securities of issuers with substantial operations in the United States, Western Europe or other similar jurisdictions. For a discussion of certain of the risks we face, see Item 3D. “Risk Factors” above.

Strategic Initiatives for 2002 and 2003

The strategic initiatives launched by our management team for 2002 and 2003 as well as the results of these initiatives to date are summarized below:

Increased Marketing Initiatives for Post-paid Customers.    In 2002, we implemented several marketing initiatives for post-paid customers. In February 2002, our post-paid mobile service plans were restructured under the service name Viac. We improved the sound quality of calls on our network by adopting enhanced full rate (known as “EFR”) voice-coding technology. EFR technology improves sound reproduction quality in GSM mobile phones compatible with this function. We also continued to roll out selected products and value-added services for our post-paid customers. We launched HSCSD service in January 2002, which enables our customers to transfer data across our wireless network at speeds of up to 43.2 kbps. Shortly after Christmas 2002, we launched an initiative aimed at revitalizing the EuroTel brand and increasing brand awareness in our market.

Non-voice Product Portfolio.    The recent technological developments in “non-voice” telecommunications services and the anticipated increase in demand for these services have prompted us to define a specific portfolio of non-voice products. We intend for this non-voice product portfolio to be the driving force behind increasing non-voice ARPUs and the development of additional non-voice services. In 2002, as part of the new non-voice product portfolio, we implemented the HSCSD and GPRS technology platforms, which enable us to prepare and offer a wide range of non-voice services to our customers. We have also established a content management group to oversee the relationships and cooperation with outside parties in the area of content development.

Manage Churn and Reduce Bad Debt.    Since 2000, we have continuously been implementing new programs to reduce the level of churn and bad debt. To reduce voluntary churn, caused by customer attrition, we introduced new service plans and customer-retention programs, such as loyalty programs and targeted renewal campaigns for post-paid customers whose contracts are near expiration. As a result of these programs, we were able to reduce the monthly average voluntary churn rate for GSM post-paid customers for 2002 to 0.6% per month, down from 0.8% per month in 2001 and 0.9% per month in 2000. To reduce involuntary churn caused by non-payment and fraud, we increased our efforts to screen prospective customers and implemented a policy of encouraging customers without adequate credit history to consider our pre-paid service. To better screen potential customers, we improved our point-of-sale controls and aligned dealer commission structures more closely with our goals. As a result of these programs, we were able to maintain the monthly average involuntary churn rate for GSM post-paid customers in 2002 at the level of 0.6% per month, down compared to the level of 0.7% per month in 2001 and the level of 0.7% per month in 2000.

Enhancement of distribution network and improvement of sales process quality.    In 2002 we continuously increased the coverage of our distribution network, focusing especially on high-traffic locations such as supermarket chains. We have recently implemented new contract conditions with our brand stores that are aimed at enhancing levels of service. We also continued introducing the new uniform design for our affiliated brand stores using, among other things, an on-line information manual, in order to be able to cater to our customers in more efficient ways, applying modern rules of merchandising to differentiate ourselves from our competitors. We continuously redesign the training process for employees of both our EuroTel stores and our affiliated brand stores to further improve the quality of our service.

Continued Investment in Network Improvement.    In the course of 2002, we invested Sk2.9 billion in capital expenditures to increase our network capacity and improve our service levels. Based on our current estimates for 2003, we expect to spend approximately Sk3.5 billion in capital expenditures to:

•	build additional network capacity and geographic coverage in order to be able to deliver service to a growing number of customers;

•	introduce new products and services; and

•	continue to guarantee our high-quality service.

Mobile Telecommunications Services

We offer digital and analog mobile telecommunications services in the Slovak Republic. We are one of only two mobile telecommunications providers licensed to offer GSM and UMTS mobile telecommunications services and are the sole provider of analog NMT services. As of December 31, 2002, our GSM network covered approximately 85% of the geographic area of the Slovak Republic where approximately 96% of the Slovak population live. We estimate that our 1,298,462 mobile customers represented approximately 43% of the total number of mobile customers in the Slovak Republic as of December 31, 2002.

Mobile—Services and Products

Standard Voice and Value-added Services.    Our basic mobile telecommunications services include GSM and NMT network access throughout the Slovak Republic. In addition, we offer our GSM customers a wide selection of value-added services and special features, such as call forwarding, caller ID, voicemail, SMS, mobile fax, call barring, multi-way calling and Internet access as well as free access to emergency public service numbers and certain EuroTel customer service numbers. Some of the most recent additions to our value-added services include:

•	High Speed Data—Launched in January 2002, this service allows our customers to perform data transfers over our GSM network at speeds of up to 43.2 kbps. The service is based on HSCSD technology.

•	Partner—Launched in July 2002, this service enables GSM post-paid customers to activate up to three additional SIM cards, which are linked to the customer’s original SIM account at no additional monthly fee.

•	Full international pre-paid roaming—Launched in August 2002 and currently available in 11 countries, this service enables pre-paid customers on the Easy Team service plan to make calls while abroad. Text messaging service and receiving calls is enabled in over 100 countries.

•	Multimedia messaging service—Launched in August 2002, this service was a EuroTel innovation. As the first operator in the Slovak Republic, we introduced this new generation of messaging, which allows customers to send and receive photos, color pictures, animations and music clips using their mobile phones.

•	Rollover Minutes—Launched in August 2002, this service enables GSM post-paid subscribers to carry over their unused bundled minutes from one month to the next.

•	General Packet Radio Service—Launched in September 2002, this service offers GSM post-paid customers an “always-on” connection with transfer speeds that are significantly higher than those of the basic GSM network. Fees for this service are based on the amount of data transferred rather than on connection time. Since February 4, 2003, our GSM post-paid customers can also use GPRS while roaming abroad. As of February 28, 2003, GPRS roaming was available in 8 countries.

•	MOBILVISION—Launched in October 2002, this service streams a live TV broadcast of local news channel TA3 directly to mobile handsets. This on-line broadcast is part of EuroTel’s new “MOBILVISION” concept, which is intended to provide clients with several attractive alternatives for on-line and off-line video and audio transmissions.

•	E-ZONES—Launched in December 2002, this portal replaced EuroTel’s former Internet portal at www.sity.sk. The E-Zones portal brings EuroTel customers a host of new services and content with its eight different zones: Information, Logos & Ring-Tones, Entertainment, MMS & Mobilvision, Chat & Dating, Games, My Mailbox and My Services.

•	Easy Extra options—Launched in January 2003, this program allows our pre-paid customers on the Easy Team plan to sign up for discounted air-time or SMS fees in exchange for a monthly program fee.

We intend to continue to roll out new value-added services and special features to maintain our reputation as an innovator in the marketplace, stimulate average revenue per customer, reduce churn and attract new customers. Future value-added services and special features will include expanded data communication capabilities, which will enable high speed Internet and Intranet access and multimedia applications and give customers the ability to choose from a variety of options to recharge pre-paid accounts.

Our NMT service offers the same nationwide, basic telephony features as our GSM service. With the NMT service we primarily target rural areas, where GSM service coverage may be limited, and users who do not require international roaming outside the Slovak and Czech Republics.

International Roaming.    Our post-paid GSM customers can make and receive calls and send and receive text messages while outside the Slovak Republic using the GSM mobile networks of foreign operators with whom we have roaming agreements. Conversely, customers of these foreign operators are able to place and receive calls while in the Slovak Republic using our GSM mobile network. Pre-paid customers on our Easy Team service enjoy full international roaming capabilities in 11 countries and can receive calls and send and receive SMS in over 100 countries. For our remaining pre-paid customers we offer the EASY SMS Roaming service, which enables them to receive and send text messages while abroad in more than 100 countries. As of December 31, 2002, we had 219 roaming agreements in 106 countries throughout Europe, North and South America, Asia, Africa and Australia. We will continue to work to further expand our worldwide roaming coverage in 2003. International roaming for our NMT customers is limited to the Czech Republic.

Mobile Handsets and Accessories.    We offer our customers a variety of mobile handsets that use GSM technology, including models manufactured by Siemens, Nokia, Ericsson (or Sony Ericsson), Motorola, Panasonic, Samsung and Alcatel, together with a wide array of accessories such as carrying cases, batteries, desktop chargers, car chargers and hands-free equipment. We do not manufacture handsets or accessories. Non-

promotional prices for our GSM handsets typically range from Sk4,000 to Sk25,000. An increasing number of the handsets we offer support advanced features such as GPRS data transmission and MMS. Customers are not required to purchase handsets from us and many of them choose to obtain handsets from other sources.

Mobile—Service Plans and Promotions

Post-paid Plans.    As of December 31, 2002, we offered a variety of post-paid service plans, each specifically designed to target a different segment of our customer base so as to respond optimally to customer demand. The two main price components of our post-paid plans are a monthly service fee (which includes a predetermined number of free, bundled minutes and text messages) and per-minute airtime fees. The airtime fees vary based on the type of service plan, the time of day at which the call is placed and the network on which the call terminates. Per-minute airtime fees apply to calls that originate on our mobile network and are billed to the calling party (“calling party pays”).

POST-PAID SERVICE PLANS

Type of Charge	20 Viac	55 Viac	100 Viac	200 Viac	400 Viac	1000 Viac
Bundled minutes(1)	20	55	100	200	400	1,000
Bundled SMS	20	20	20	20	20	20
Monthly service fee (in Sk)	199	399	669	1,199	2,199	3,099

(1)	Once they have used up their bundled minutes, customers of our 55Viac and 100Viac service plans are eligible for an additional 110 (for 55Viac customers) or 200 (for 100Viac customers) free weekend minutes for calls to other EuroTel customers.

PER MINUTE AIRTIME CHARGES(2) (in Sk)

From EuroTel to:	p	o	w	p	o	w	p	o	w	p	o	w	p	o	w	p	o	w

EuroTel	9	4.5	1	8	2.5	0.6	6	2.5	0.6	4	2	0	2	1	0	2	1	0
Orange	10	5	5	10	5	5	10	5	5	10	5	5	8	5	5	6	5	5
Fixed-line, local	9	4.5	2.5	8	2.5	2.5	6	2.5	2.5	4	2	2	3	2	2	2	2	2

(2)	Charges are for peak (“p”), off-peak (“o”) and weekend (“w”) airtime. Peak hours were from 08:00 to 18:00 until February 1, 2003, after which date they were extended to run from 07:00 to 19:00. Weekend hours are from 24:00 Friday to 24:00 Sunday.

Since July 2002, we offer our GSM post-paid customers an option to activate up to three additional SIM cards under the brand name Partner. These SIM cards are linked to the customer’s original SIM account without any additional monthly service fees. The following per-minute airtime charges apply:

PER MINUTE AIRTIME CHARGES(3) (in Sk)

From EuroTel to:	p	o	w

EuroTel	6.9	2.9	1.9
Orange	9.9	9.9	9.9
Fixed-line, local	7.9	7.9	7.9

(3)	Charges are for peak (“p”), off-peak (“o”) and weekend (“w”) airtime. Peak hours are from 08:00 to 20:00. Weekend hours are from 24:00 Friday to 24:00 Sunday.

In addition, since August 2002, we offer our post-paid customers the choice of our Plus service plans, which grant them a 25% discount on in-network (EuroTel to EuroTel) airtime and SMS charges, under the condition that they commit to a 24-month contract. These plans offer no subsidized (discounted) handsets and there are no bundled SMS in these service plans.

Our 200, 400 and 1000Viac and related Plus service plans are aimed at high-usage customers, while our 20, 55 and 100Viac and related Plus service plans target customers with low to moderate monthly usage.

Billing Principles—Post-paid.    Until May 31, 2001, our post-paid customers were billed in one-minute increments, which were rounded up to the last whole minute. In June 2001, we started billing our post-paid customers on our then most recent GSM service plans for the first minute and then in one-second increments after that. Since February 1, 2002, these customers are billed in one-second increments for the entire duration of the call. We introduced these new, refined, billing procedures in response to the introduction by our competitor Orange (formerly operating under the brand Globtel) of billing in second increments for their pre-paid services in 2000 and for their post-paid service in 2001.

Pre-paid Plans.    We offer three pre-paid service plans, EASY TEAM, EASY LIFE and EASY NONSTOP. The EASY NONSTOP plan has one flat fee, while the EASY Life and EASY TEAM plans have different fees for peak and off-peak airtime.

PER MINUTE AIRTIME CHARGES(4) (in Sk)

	Life			Nonstop			Team
From EuroTel to:	p	o	w	p	o	w	p	o		w

EuroTel	9.6	5.4	3.0	9.6	9.6	9.6	9.5	5.4/3.9	*	3.0
Orange	15.6	9.6	9.6	9.6	9.6	9.6	14.5	14.5		14.5
Fixed-line, local	15.6	9.6	9.6	9.6	9.6	9.6	14.5	14.5		14.5

(4)	Charges are for peak (“p”), off-peak (“o”) and weekend (“w”) airtime. Peak hours are from 08:00 to 18:00 for Life and Nonstop and from 06:00 to 18:00 for Team. Weekend hours are from 24:00 Friday to 24:00 Sunday.
*	Charges apply from 20:00 to 06:00.

Customers who choose our pre-paid service can purchase a basic “SIM pack” for Sk399. This SIM pack includes the SIM card required to open a pre-paid account as well as pre-paid airtime in the amount of Sk300. In the alternative, customers can purchase a complete “pre-paid handset kit,” for which prices range from Sk2,500 to Sk10,000. The pre-paid handset kits each include a mobile handset in addition to the SIM pack.

Once they have set up an account, pre-paid customers can then recharge this account by purchasing pre-paid coupons in denominations from Sk200 to Sk2,000. We also offer our pre-paid customers the option to recharge their pre-paid accounts at the wide network of automated teller machines of Všeobecná Úverová Banka and Slovenská Sporitelňa, two major Slovak banks. Since February 2003, pre-paid customers can also re-charge their pre-paid account at all locations of Tipos, a nationwide betting station. Finally, pre-paid customers can recharge their accounts via a SMS using EuroTel’s “direct bank debit service.” Once a pre-paid customer has enrolled a bank account with EuroTel’s direct bank debit service, the customer’s phone receives an additional menu option, which permits the customer to recharge the pre-paid account in predetermined amounts through a text message that is automatically generated by the phone.

Billing Principle—Pre-paid.    Our pre-paid customers were traditionally billed in 30-second increments. Since March 1, 2002 all our pre-paid customers’ calls are billed in one-second increments as of the first second of the call.

Value-Added Services.    Some of our value-added services such as, for example, WAP(7) are included in our service plans and customers only incur per-second usage fees when they use them. Other value-added services like Internet access over our mobile network using a mobile phone as a modem, mobile fax service and mobile data services are available for additional monthly service fees. GPRS access requires payment of a monthly access fee (which includes a basic amount of free kilobytes) as well per kilobyte usage fees. For multimedia messaging, the customer is charged a usage fee per message.

Promotions.    We frequently run promotional campaigns designed to:

•	attract additional customers;

•	increase customer subscriptions to value-added services;

•	increase airtime usage and retain high-usage customers.

(7)	Wireless Access Protocol.

We encourage non-EuroTel mobile customers to migrate to our post-paid service plans by offering them handsets at a discount. The amount of discount offered is generally based on the level of service plan they select as well as the specific promotion they are responding to. Our promotional campaigns vary in duration, typically running for two to six weeks, and are generally timed to complement the long-term advertising campaigns we run throughout the year. We also run campaigns aimed at encouraging our pre-paid customers to migrate to post-paid service plans.

New customers who receive a subsidized (discounted) handset for subscribing to one of our post-paid services as part of a promotional offer are required to enter into a 24 month-service contract. We charge a termination fee if this “promotional customer” cancels the post-paid service before the original service contract expires or is disconnected due to fraud or bad debt. This early-termination fee is applied to the customer’s final bill. As of 2002, we began charging customers who cancel their service prior to the end of their stated contract term the whole termination fee irrespective of the length of the remainder of their term. Previously, these termination fees were proportionate to the duration of the term remaining under the contract, but we changed our policy so as to make it economically unappealing for competing mobile service providers to pay our customer’s incremental termination fees in order to lure away customers who were close to the end of their contract term. As part of our customer retention program, selected existing customers are offered new handsets at a discount to reward them for their loyalty and/or to encourage them to upgrade their service plans and extend or renew the term of their contract.

Mobile—Sales and Distribution

We offer mobile telecommunications services through a network of direct and indirect distribution channels. Our direct distribution network consists of our direct sales force, our EuroTel stores, telemarketing and our Internet site. Our indirect network consists of independent dealers, brand stores, retailers (including “stores-in-stores,” located inside Hypermarkets) and sales catalogues. In 2002, approximately 36% of our sales were generated by independent dealers, 24% by EuroTel stores, 27% by brand stores and 12% by stores-in-stores. Our Internet sales site and catalogues accounted for the remaining 1% of our sales for this period. The following describes our distribution channels in more detail:

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

EuroTel Stores.     We maintain and operate 18 of our own EuroTel stores, which offer exclusively EuroTel services and where customers can:

•	purchase handsets;

•	subscribe to our mobile telecommunications services;

•	have handsets repaired;

•	obtain service-related information; or

•	pay bills.

These EuroTel stores are located in major cities throughout the Slovak Republic, such as Bratislava, Košice, Žilina,  Banská Bystrica, Nitra, Prešov and Trnava.

Catalogue, Telemarketing and Internet Sales.    We sell mobile equipment as well as pre-paid services by third-party mail-order catalogues and over the phone using direct telemarketers. We also operate a web-site in the Slovak Republic (www.eurotel.sk), which allows customers to purchase our products and pre-paid services online.

Independent Dealers.    Based on our newer, more narrow, definition of “independent dealers,” we had approximately 150 points of sale implemented through arrangements with independent dealers as of December 31, 2002. These independent dealers sell exclusively our mobile telecommunications services and products through their own sales network. We pay our dealers commissions based upon the type and number of new subscriptions they generate:

•	For post-paid services, the dealer commissions are based upon the type of service plan sold. In addition to these commissions, dealers are eligible for bonuses based on the volume of service contracts they generate.

•	For pre-paid services, the dealer commissions consist of discounts on both SIM packs and complete pre-paid handset kits.

We encourage dealers to participate in marketing strategies and promotional campaigns by providing them with point-of-sale marketing materials and reimbursing them for certain advertising expenses.

Brand Stores.    In addition to our EuroTel stores and affiliated dealerships we also offered our services and products through 57 independently owned and operated brand stores, as of December 31, 2002. These stores sell exclusively EuroTel products and services and are located in major cities throughout the Slovak Republic. EuroTel sets uniform format and design standards for each brand store, to which the operator of each store must adhere to guarantee a uniform “EuroTel look.” We plan to further increase the number of brand stores in 2003.

Stores-in-Stores.    In 2002, we expanded our sales network by establishing a presence in major department store chains throughout the Slovak Republic. We sell our products and services both “in front of the counter,” through EuroTel brand stores within a specific department store (a so-called “store-in store”) as well as “behind the counter,” i.e., in partnership with the respective department store. For our presence in front of the counter, we seek partners to operate the stores-in-stores and assist them in negotiations with the respective department store, however, we are not a party to any agreement concluded between the brand store and the department store. For the sales behind the counter we enter into agreements directly with department store chains to sell our products and services through their sales force.

Advertising.    Our advertising strategy employs three primary tactics:

•	continuous long-term campaigns aimed at increasing consumer awareness of the brands EuroTel, Viac and EASY;

•	advertising “spikes,” during which we launch a “call to action” as a quick means to add new customers and stimulate usage; and

•	short, specifically targeted hardware promotions to promote a specific product.

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

Mobile—Customer Service and Retention

One of the main means by which we distinguish ourselves from our competitors is through providing superior customer service. To achieve this, we operate customer contact centers, which process customer requests through multiple channels such as telephone calls, faxes and e-mails and which are available to our customers 24 hours a day, seven days a week. Our call centers are strategically located in the cities of Bratislava, Nitra and Žilina  in order to balance the call traffic geographically and thereby reduce waiting times for callers.

The call centers are equipped with intelligent routing systems, which automatically direct customer calls to the appropriate customer service representatives for residential accounts, key accounts and small and medium enterprise accounts. Our call centers are entirely computerized and our customer care representatives have real-time access to important customer data contained in our customer databases. We process this customer data to design marketing programs and promotions as well as customer-retention campaigns. Our automated systems allow our representatives to keep records of calls and also track customer satisfaction by placing follow-up calls. We offer our customers automated customer service options via an Interactive Voice Response (“IVR”) system as well as on our website.

In addition to our call centers, we have nineteen customer service centers located throughout the Slovak Republic. These walk-in centers are staffed with representatives trained in answering questions about services, pricing, billing and phone features. All of these representatives are specially trained to handle service complaints and offer technical assistance with respect to mobile handsets.

All customer care representatives go through extensive product, computer, customer care and communications training provided by our Training and Procedures Center. Many of these representatives are multilingual, allowing us to offer our non-Slovak-speaking customers the ability to receive customer service in English, German and Czech. We periodically monitor customer service calls to maintain quality and identify further training requirements.

We work actively to retain customers through loyalty programs and other proactive initiatives. For example, we contact customers whose service contracts are about to expire and encourage them to renew their service. Our customer service centers also send first-time customers a welcome letter extending a personalized description of the services we are providing them. This letter also serves to verify the customer’s mailing address, helping to reduce fraud and future bad debt.

In 2002, we commenced cooperation with a third-party maintenance company for the repair and maintenance of our customers’ mobile phones. Previously, we performed maintenance and repair services of NMT and GSM mobile phones ourselves, for which we employed a dedicated repair and maintenance staff. As a result of this cooperation effort, repairs and maintenance of most brands of GSM mobile phones are performed by our partner, which enabled us to reduce our staff by 30 and save the related operating expenses.

Mobile—Activation, Billing and Collection

Activation.    New customers can apply for mobile telecommunications services at any of our direct or indirect points of sale. Customers can also purchase pre-paid service on our website. The Slovak Republic does not have a nationwide credit bureau for private individuals, so companies must rely on their own customer selection criteria to assess creditworthiness. A customer applying for post-paid service must present three forms of identification, including at least one current utility bill or other proof of address. We cross-check the information received from each new applicant against our internal credit database. If a potential customer does not meet our selection criteria, the sales representative will suggest a pre-paid service option.

Billing.    We operate a billing system developed for telecommunications companies by LHS Verwaltungs GmbH & Co. (“LHS”), which is now part of SchlumbergerSema. LHS is a software company specializing in billing systems, whose systems are used by numerous telecommunication companies worldwide. Customers are billed as follows:

•	Post-paid customers are billed on a monthly basis: monthly service fees are billed in advance, while airtime and value-added services are billed in arrears.

•	Pre-paid customers are charged in “real-time” on an ongoing basis: the billing system automatically debits their pre-paid account as airtime is used.

For an additional fee, we offer our post-paid customers itemized billing and we offer an “electronic invoice” option, which allows the post-paid customers to receive their bills by email in encrypted Excel file format. As a promotion, we also offer our high-value post-paid customers itemized billing free of charge.

Payment and Collection.    We offer a variety of payment options, such as payment in cash, by payment order, credit card or direct debit. Customers can make cash payments or pay their bills at banks, post offices or any EuroTel-owned store.

For post-paid customers, payments are due 19 days after the invoice date. This invoice date is, typically, three to five days after the end of a billing cycle. If the customer has not paid the account balance within 22 to 25 days of the invoice date, we send a text message directly to the customer’s handset, reminding the customer of the outstanding balance. A customer whose account still remains unpaid by the following month’s invoice date automatically receives a reminder on this second month’s invoice. Approximately 14 days after the date of the second invoice, a customer’s service is suspended and calls can be no longer made or received. A text message notification is sent to a customer’s handset 24 hours before this suspension occurs. For certain high-usage customers with good payment histories, we may choose to merely “hotline” the customer’s service, so that calls can be received but not made. If a customer does not pay the bill within three days of being “hotlined,” we fully suspend the service. As a courtesy to certain corporate customers, which we consider “key customers” (based on their account history), we have assigned to them a customer representative to personally resolve any billing discrepancies with them over the period of one week. In the event that no payment is made within one week, we then apply standard collection procedures to this account. Customers who do not pay their outstanding account balances within one month of being suspended receive a final payment notice, giving them another seven-day grace period until we permanently disconnect their service. When a customer is permanently disconnected, he loses his designated mobile phone number in addition to no longer being able to place or receive calls. In collecting overdue accounts, we try to work closely with collection agencies operating throughout the country.

Management of Customer Receivables and Prevention of Mobile Fraud.    In the past, customers have managed to defraud us by obtaining mobile service using a falsified piece of identification. Since 1999, we have been using a series of new measures to more thoroughly screen potential customers’ backgrounds and payment histories to counteract this problem. First, we abandoned our previous system of relying on only one document to identify potential customers in favor of more stringent standards: New applicants must now present us with two valid forms of identification as well as a current utility bill, which serves to identify the applicant and provide proof of his address. Second, we maintain a database of all current and former customers who have not paid their bills or who were disconnected by us for other violations of their service contracts: We run a check of all new applicants against this database prior to agreeing to provide them with post-paid services. In addition, since mid February 2003, we have implemented an agreement with the other Slovak mobile operator, Orange, which permits us to run customer checks against their list of rejected applicants. We expect this will further improve the effectiveness of the initial screening process for potential customers.

To further ensure the enforcement of our screening procedures as of 2002, we started charging dealers an amount of up to 100% of their original signing commission, if the customer was disconnected or failed to make payments on an account during the first six months of service. Since January 2003, we have redesigned the dealer’s provisioning and penalty policy based on negotiation with major dealer representatives. We reduced the penalty assessed on dealers to 80% of their original commissions and the penalty period to three months. We pay dealer commissions based on our review of the monthly churn rates for customers signed up by any given dealer. As a result, dealers now have a strong personal incentive to adhere strictly to our screening criteria and to scrutinize customers prior to signing them up for service. In order not to lose potential business from customers with less-than-perfect credit histories, we encourage dealers to suggest one of our pre-paid plans to new applicants who they believe do not meet our criteria for post-paid service.

Mobile—Network

Technology and Equipment.    Our digital mobile network uses GSM technology in the 900 MHz and 1800 MHz frequency bands. GSM is the world’s most widely used digital mobile technology. A principal component of our digital mobile network is our base stations containing transmitters, receivers and other equipment that communicate by radio signals with mobile handsets located within the range of each base station, base station controllers linked to our base stations and mobile switching centers that route calls to their destinations. As of December 31, 2002, we operated 708 GSM 900 sites and 130 GSM 1800 sites (all of the GSM 1800 sites are located at existing GSM 900 sites), all of which are linked to six base station controllers. These base station controllers, in turn, are linked to three mobile switching centers located throughout the Slovak Republic, providing geographic coverage of 85% and covering 96% of the Slovak population. We lease 190 of the aforementioned sites locations, including base stations and repeaters, under a framework lease agreement with a division of Slovak Telecom. This agreement expires on January 1, 2007, but may be terminated by either party on twelve months’ written notice. In addition, we operate a Voice Mail System and a Short Message Service Center to provide value added services. In the course of 2002 we have put into operation, the following new services:

•	an Intelligent Network—Virtual Private Network (“IN VPN”);

•	an Intelligent Network—Pre-paid Services;

•	GPRS; and

•	MMS.

We are performing a selective build-out of our GSM 1800 MHz network to eventually provide the GSM 1800 service that we initiated in the Bratislava area in November 1999 on a larger scale. We plan to have 260 GSM 1800 sites in operation in high-usage areas, primarily in Bratislava, Košice and other major cities, by 2004. Almost all of our new GSM 1800 sites will be installed at existing GSM 900 sites, thereby saving us substantial rent, construction and operating costs.

Ericsson Radio Systems AB has been our core network supplier (this includes base stations, base station controllers and mobile switching centers) since 1996. Siemens is our supplier for Intelligent Network infrastructure. Our GSM network is interconnected with Slovak Telecom’s national fixed-line network and the GSM network of Orange, the other Slovak mobile operator. The technology necessary to provide Voice over IP and WAP services has been in place since year 2000.

In addition to our GSM service, we still operate an analog mobile network using NMT technology in the 450 MHz frequency band. NMT is not as widely used as GSM and the roaming capabilities of our NMT customers’ are limited to the Czech Republic. As of December 31, 2002, we owned 136 operating NMT sites (133 of which are located together with GSM sites) in the Slovak Republic, providing a geographic coverage of 79% and covering 96% of the Slovak population. NMT uses analog technology for the transmission of voice communications. Nokia Telecommunications is the sole supplier of the NMT 450 mobile equipment on our network. Because analog technology is less sensitive to low connection quality, NMT service allows for calls in areas where the signal would be too weak to sustain a call made using digital technology such as GSM. This feature makes our NMT network attractive in certain areas where obtaining GSM service or a fixed-line connection from Slovak Telecom is not practical or feasible. As of December 31, 2002, our NMT network provided service to 9,762 customers. We do not intend to make further investments in our NMT network other than for routine maintenance. For a more detailed description of our NMT business see Item 5A. “Operating and Financial Review and Prospects.”

Performance and Quality Assurance.    Network coverage and technical quality are key measures in the provision of mobile telecommunications services. We measure the technical performance of our service against internal as well as regulatory benchmarks. Key indicators of network quality are monitored regularly by our network engineers. These indicators include the “call set-up rate” (measures the time elapsed between dialing and being connected), the “call success rate” (measures the number of attempts required to place a successful call), the “call completion rate” (percentage of calls completed without interruptions) and the “total call quality rate” (in essence, a weighted average of the three previous rates). We have built a high-quality network and currently focus on increasing our level of in-building coverage in major cities as well as our capacity to handle the growing call volume we experience in high-density areas.

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

In addition to mandatory monthly quality checks and detailed measurements of regular performance data, we closely monitor network quality and performance on a daily basis. This includes monitoring the performance of switches and base stations. Based on the information collected, we can pinpoint where we need to expand our network in order to avoid future congestion.

Frequency Band.     We are currently licensed to use a total of 127 channels for our digital mobile service. These include 51 channels on the 900 MHz frequency band and 76 channels on the 1800 MHz frequency band. We are also licensed to use a total of 222 channels on the 450 MHz frequency band to provide our analog mobile service. In areas close to the borders with neighboring countries, we are obliged to reach agreements with foreign mobile service operators to share the frequency spectrum along the border. This limits the number of frequencies available to us in these areas. As a result of our successful tender for a UMTS license in 2002, we expect to gain control of additional frequencies for the provision of new UMTS services in the course of 2003.

Mobile—Licenses

In order to provide our current telecommunications services to our customers we rely on a license granted to us by the Telecom Office in July 2000, when our then current licenses were consolidated into one license. This is the license under which we currently operate and it is valid until 2011. Prior to the expiration of this license, we have the option to request a renewal of the license, which may be granted to us by the Telecom Office, at its sole discretion, for an additional period of up to 10 years. We may be required to pay certain fees for the renewal of the license.

This license imposes various obligations, with which we must comply. These obligations include, but are not limited to:

•	reaching certain build-out milestones on an ongoing basis;

•	our attaining certain minimum geographic coverage and levels of service quality; and

•	the payment of certain fees.

Effective July 16, 2002, we were awarded a license to implement and operate a public mobile telecommunication network based on the UMTS standard. This license also grants us the control over the necessary radio frequencies to operate the UMTS service. Under the terms of this UMTS license, we will be able to take control of these frequencies no later than September 30, 2003. Once we control the frequencies, we will be obligated to launch commercial UMTS services within 30 months. Our UMTS license is valid through the year 2022, after which we have the option to request an extension.

In 2002, we paid the license fee for the UMTS license in two installments: Sk500 million in August and Sk999 million in December, bringing the total fee paid to date for the UMTS license to Sk1.499 billion. Once we have launched the UMTS service commercially, we will have to pay an annual fee equal to 0.08% of revenues from UMTS services. We will also be required to pay fees for the frequencies assigned and numbers allocated to us. If we fail to meet any of our obligations under our current licenses, the licenses could be terminated. See Item 3D. “Risk Factors—Risks Relating to the Telecommunications Industry—Our Business Depends on a License From the Slovak Regulatory Authorities.”

Mobile—Interconnection

In accordance with the Telecommunications Act, all mobile telecommunications providers in the Slovak Republic must interconnect their networks with the network of any other public telecommunication provider in the Slovak Republic who requests interconnection. Interconnection enables our customers to initiate and receive calls to and from persons using fixed-line networks or other mobile networks. Currently, our GSM and NMT networks are directly interconnected with both Slovak Telecom’s fixed-line network and Orange’s mobile network.

The general regulatory framework relating to interconnection is set forth in the Telecommunications Act. The specific terms and conditions of our network interconnection with Slovak Telecom and Orange are set forth in interconnection agreements, which establish a schedule of interconnection payments. Under these agreements, we pay Slovak Telecom and Orange for calls terminating on their networks and Slovak Telecom and Orange pay us for calls terminating on our networks. These agreements also contain technical and operational standards and other criteria, such as how interconnection is achieved and how billing is processed.

In 2002, we were a party to two separate interconnection agreements with Slovak Telecom (one with respect to our GSM service and one with respect to our NMT service), governing the interconnection of our mobile services with Slovak Telecom’s fixed-line network. We renegotiated the terms of these interconnection agreements with Slovak Telecom in February 2002, which resulted in a rebalancing of the peak and off-peak rates Slovak Telecom and we pay each other for the use of our respective networks, however, the average fees paid per minute of traffic remained comparable to those paid in 2001. The renegotiated interconnection agreements now require us to pay Slovak Telecom a usage fee for the use of its interconnection links, which hand over traffic between our respective networks. While this service used to be provided to us free of charge, we incurred Sk25 million in usage fees and additional amounts in related capital expenditure to meet certain required technical specifications in connection with the use of Slovak Telecom’s interconnection links in 2002.

These renegotiated interconnection agreements were set to expire on December 31, 2002. In December 2002, we negotiated new terms for both interconnection agreements with Slovak Telecom for 2003. We extended the term of the GSM interconnection agreement through December 31, 2003 with an option to further extend them to June 30, 2004. The interconnection rates that Slovak Telecom and we pay each other for calls terminating on our respective networks in the Slovak Republic remain virtually unchanged for 2003. As a result of the further liberalization of the fixed-line market in the Slovak Republic, however, we were able to negotiate significantly lower interconnection rates payable to Slovak Telecom for international calls in 2003 than were in effect for 2002. In addition, the liberalization of the routing of international traffic has enabled us to deal directly with service providers other than Slovak Telecom, which gives us greater flexibility in our pricing structure. The amendment to the NMT interconnection agreement has not been formally entered into yet and the current agreement is valid through June 30, 2003. We are currently negotiating the renewal and extension of the NMT interconnection agreement with Slovak Telecom, which will then govern our NMT interconnection until the end of 2003.

We are currently also a party to an interconnection agreement with Orange, entered into on December 23, 1999. This interconnection agreement provides for the interconnection of both our GSM and NMT networks with Orange’s mobile network. It sets the fixed per-minute interconnection rates we charge Orange for calls terminating on our networks and those rates Orange charges us for calls terminating on its network. We renegotiated the current agreement in December 2002 and extended its term to December 31, 2003. The interconnection rates for calls terminating on either Orange’s or our network remain the same for 2003 as they were in 2002. The term of the interconnection agreement will automatically be extended to December 31, 2004, on the same terms and conditions, if neither party requests an amendment of the current rates or if we attempt to amend the terms and conditions but are unable to reach an agreement. The interconnection agreement also contains a methodology for the renegotiation of the agreement once it terminates. See Item 3D. “Risk Factors—Risks Relating to the Telecommunications Industry—We Depend Upon Interconnection with Other Telecommunications Networks.”

In December 2002, the Telecom Office designated EuroTel Bratislava as an operator with “significant market power.” Pursuant to the Telecommunications Act, any operator with significant market power will be subject to more onerous regulatory requirements, such as the obligation to grant network access to any other telecommunications service providers who so request and to provide interconnection with its network at cost-oriented rates.

Effective January 1, 2003, the government took the final step towards the liberalization of the telecommunication market, by liberalizing last mile access. This paves the way for new operators to enter the Slovak telecommunication market. There are currently 10 holders of licenses to provide telecommunication services over the public fixed-line network. We are currently negotiating interconnection agreements with five of these fixed-line providers.

Mobile—Industry Competition

EuroTel and Orange are currently the only GSM operators in the Slovak Republic. EuroTel is also the country’s only NMT operator. EuroTel and Orange were each awarded one of three licenses to implement and operate a public mobile telecommunication network based on the UMTS standard in July 2002. The third license, which was for a combined GSM 900/GSM 1800 and UMTS service was awarded to Profinet, another Slovak-based company. This license was withdrawn in September 2002 as Profinet failed to pay the Telecom Office the first installment of the license fee. As a result, EuroTel, together with Orange, remain the only licensed operators for GSM and UMTS service in the Slovak Republic.

Orange is a joint-stock company, a 64%-majority interest of which is reportedly owned indirectly by France Telecom S.A. (“France Telecom”), and 36% of which is owned by private financial investors and the European Bank for Reconstruction and Development. Orange began its operations in January 1997 under the brand name Globtel and is the market leader (based on both total number of mobile customers and total revenues) in providing mobile telecommunications services in the Slovak Republic. The original brand name Globtel was changed to Orange on March 27, 2002. We estimate that Orange had a 57% share of the Slovak mobile market based on the total number of mobile customers as of December 31, 2002.

Competition in the Slovak mobile telecommunications industry is based primarily on network coverage, service quality, pricing and attractiveness of the brand. Rates for mobile telecommunications services in the Slovak Republic are relatively low as compared to other European markets. We currently offer our services at rates comparable to those charged by Orange.

Managed Data Network Services

We provide managed data transmission services, dedicated Internet access and Internet services based on IP protocol to businesses and government agencies throughout the Slovak Republic. We also provide dial-up Internet access to business and retail customers. We provide these services using the ATM service of Slovak Telecom combined with our own wireless microwave backbone. Our data customers can transmit data worldwide as a result of interconnection agreements we have entered into with international telecommunications providers. These providers include Slovak Telecom, British Telecommunications, Telekom Austria and Czech Telecom.

The following table sets forth certain operating data for our managed data network services:

	Year Ended December 31,
	1998		1999		2000		2001		2002
	(in millions of Sk, except connection data)
Revenues from primary products & services X.25	Sk	207	Sk	175	Sk	107	Sk	61	Sk	46
Frame relay		103		110		159		193		204
Customer leased lines		70		80		84		87		97
Revenues from other ancillary services, equipment and hardware sales		20		16		9		6		5
Other		69		73		89		126		126

Total data network services revenues		469		454		448		473		478

Total number of connections		4,931		6,006		6,723		6,923		7,408
Monthly average revenue per connection(1)	Sk	6,074	Sk	4,583	Sk	4,034	Sk	5,616	Sk	5,343

(1)	As of 2001, certain additional revenue categories have been included in the calculation of the monthly average revenue per connection. If these additional amounts were excluded, the monthly average revenue per connection in 2002 and 2001 would be Sk3,793 million and Sk4,031 million, respectively.

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

Internet Services.    We provide business customers with a variety of Internet services. These services include Internet access through dedicated private lines and dial-up service as well as web hosting, which allows customers to maintain Internet sites and advertize online. We also supply the portal infrastructure through which our customers can gain access to information services such as, for example, financial data or reservation systems. We can assist customers in designing Internet sites and establishing corporate Intranets. In addition, we provide dial-up Internet access for retail customers.

Voice Over Data Services.    We provide voice over frame relay or voice over IP services within private networks for customers who seek to reduce their long distance charges. This provision of voice over data involves “packetizing” voice calls using frame relay or IP (high-speed data transmission protocols) and transporting the packetized voice call over our data transmission facilities. The voice call is then “de-packetized” at the receiving end and it terminates through normal circuit switching over a local network.

Integrated Services.    We are committed to offering integrated solutions to our customers who require a mix of our products and services. For example, we already offer voice over data, and we are developing the capability to seamlessly combine our managed data services with our mobile telecommunications services. We also deliver Internet access to our mobile customers over our GSM network, using their mobile phones as portable modems.

Equipment Sales.    We distribute, install, configure and maintain the equipment and software necessary to support our customers’ data requirements.

Managed Data Network Services—Pricing and Promotions.    Our corporate managed data network service customers, while accounting for only approximately 5% of our customer base, generate approximately 95% of our revenues from these services. These corporate customers use our frame relay and X.25 or our IP services.

We regularly run promotional campaigns to increase corporate customers’ usage of our frame relay and IP VPN services. We are also running similar campaigns to increase corporate usage of the statistical report System Management Report Services and Point of Connections we offer. In the small and medium-sized enterprise market segment, we are planning promotions aimed at increasing the use of our value added IP services by SME customers.

Managed Data Network Services—Markets and Competition

We already provide managed data services for the majority of the Slovak Republic’s largest businesses requiring these services. As a result, we do not expect the number of our data business customers to grow significantly in the future. We do, however, expect future growth in the IP services market. As a result, we are currently trying to expand our market share in the SME customer segment by providing new services such as IP Virtual Private Networks, value added IP services such as Quality of Service and network-based firewalls as well as Voice over IP.

C.    Organizational Structure

EuroTel is a joint-stock company incorporated under the laws of the Slovak Republic. We hold 100% of the outstanding share capital of our financing company, Slovak Wireless Finance Company B.V., a private company with limited liability incorporated under the laws of The Netherlands. We have no other subsidiaries.

D.    Property and Equipment

Tangible Property.    Our property and equipment consist primarily of our Mobile and MDNS networks, including all switches, base stations, MDNS nodes and MDNS modems, as well as operating support systems and other support assets.

Whenever feasible, we lease our real property. Our main office building in Bratislava, as well as all other office space for management and administration and for our retail stores are currently leased. We also lease the vast majority of the land on which the infrastructure for our network is built. This includes 190 of our sites, which we lease pursuant to a framework lease agreement with a division of Slovak Telecom. This agreement expires on January 2007, but may be terminated by either party on 12 months’ written notice. As of December 31, 2002, we operated 708 GSM 900 sites and 130 GSM 1800 sites (all of the GSM 1800 sites are located at existing GSM 900 sites), all of which are linked to six base station controllers, as well as 136 NMT sites (133 of which are located at existing GSM sites). If we are unable to obtain a lease on a parcel necessary for our installations, we acquire the parcel in question. In view of the large number of individual lease agreements we have entered into with respect to our sites, we are always in the process of actively renegotiating some of these agreements in the ordinary course of business. However, EuroTel’s real estate holdings are minimal and all real estate we own is neither leased out to, nor is it mortgaged or otherwise encumbered for the benefit of, any third party.

Our operations had no significant impact on the environment in the periods described in this annual report and we are not aware of any violation of environmental regulations. There may, however, be certain health risks related to the operation of base transceiver stations. See Item 3D. “Risk Factors—Risks Relating to the Telecommunications Industry—There May be Health Risks Related to Base Transceiver Stations and Mobile Handsets” above.

We are party to a lease agreement for a parcel of non-residential property with PÓLUS INV., a.s., a joint stock corporation incorporated under the laws of the Slovak Republic, which has its registered office in Bratislava. PÓLUS INV., a.s. is part of a multinational group called TriGranit. Under this agreement, we lease 13,248 m2 (142,600 sq ft) of office space located in Bratislava. The agreement also gives us an option to lease an additional 1,265 m2 (13,616 sq ft) of floor space on the same premises as of September 1, 2006. A summary of EuroTel’s principal facilities in the Slovak Republic as of December 31, 2002 is set forth below:

Location	Number and Type of Tangible Fixed Assets	Leased/Owned	Square Meters (Square Feet)
Bratislava	3 – office space 4 – retail space 4 – warehouses	Leased	18,294 (196,915)
Banská Bystrica	1 – office space 2 – retail space	Leased	954 (10,269)
Žilina	2 – office space 2 – retail space	Leased	1,663 (17,900)
Košice	1 – office space 2 – retail space	Leased	1,050 (11,302)
Poprad	1 – retail space	Leased	532 (5,726)
Prešov	1 – retail space	Leased	180 (1,938)
Trenčin	1 – office space 2 – retail space	Leased	523 (5,630)
Nitra	1 – office space 1 – retail space	Leased	665 (7,158)
Trnava	1 – retail space	Leased	216 (2,325)
Levice	1 – retail space	Leased	121 (1,302)
Prievidza	1 – retail space	Leased	96 (1,033)

In 2001 we terminated a number of our existing leases for non-residential properties. As some of these leases did not contain provisions for early terminations, we were required to negotiate early-termination penalties or, alternatively, agree on sub-lease arrangements with the respective landlords. As a result of these negotiations, we have recognized a provision of Sk12 million as of December 31, 2002, which represents the net present value of expected future payments under these leases, net of sub-leasing revenue. All of the lease agreements for non-residential premises in Bratislava we vacated in 2001 were resolved prior to December 31, 2002.

The new office space we lease from PÓLUS INV., a.s. (referred to above) satisfies our current need for office space. The majority of our office space in Bratislava is now concentrated in one location.

Intangible Property.    We have registered the rights to nineteen trademarks in the Slovak Republic. These trademarks include word, graphic and combined marks such as “EuroTel World Class Communications,” “EuroTel,” “EuroTel dátové komunikácie,” “EuroTel mobilné telefóny,” “EASY (ízy),” “ÍZY,” “SuperSound,” “Easy Style,” “Mobile Internet” and “Mobile Banking”. Under Slovak law, a trademark is registered for ten years from the date the application is filed, but can be extended for an additional ten-year period.

Item 5:     Operating and Financial Review and Prospects

A.    Operating Results

You should read the following discussion together with our consolidated financial statements, including the accompanying notes, beginning on page F-1 of this annual report. We prepared the consolidated financial statements and the accompanying notes in accordance with IAS, which differs in certain respects from U.S. GAAP. See Note 30 to the consolidated financial statements for a description of the principal differences between IAS and U.S. GAAP as they relate to us, and a reconciliation of our net income and shareholders’ equity from IAS to U.S. GAAP. You should read the statements under “Forward-Looking Statements” for information on how we present our forward-looking information.

Overview

We are a leading telecommunications company in the Slovak Republic, offering both mobile telecommunications and managed data network services. We are one of only two mobile providers in the country licensed to offer digital GSM and UMTS mobile telecommunications services and we are the country’s sole provider of analog NMT services. As of December 31, 2002, our GSM network covered approximately 85% of the geographical area of the Slovak Republic where approximately 96% of the Slovak population lives. We also provide managed data network services to a variety of domestic and multinational businesses and Slovak government institutions. As of December 31, 2002, we had 1,298,462 mobile customers, an increase from 1,021,295 as of December 31, 2001, representing an estimated market share of 43% based on number of customers. In the same period, we had 3,545 managed data network customers, an increase from 3,374 as of December 31, 2001, consisting primarily of customers of our frame relay and X.25 services. For the year ended December 31, 2002, we generated revenues of Sk9,143 million, net cash flows from operating activities of Sk2,363 million and net income of Sk586 million. In 2002, we generated EBITDA of Sk3,159 million. See footnote (1) to Item 3A. “Selected Financial Data” for a definition of EBITDA.

The following table sets forth information about our network:

	As of December 31,
	2000		2001		2002
Geographical area of Slovak Republic covered
NMT	79%		79%		79%
GSM	79	%(1)	80	%(1)	85%
Population of Slovak Republic covered
NMT	96%		96%		96%
GSM	94	%(2)	95	%(2)	96%
Number of sites(3)
NMT(4)	139		139		136
GSM	558	(3)	643	(3)	838

(1)	Historically, we reported geographical GSM coverage of 81% for the years 2000 and 2001. In 2002, we commenced utilizing higher resolution digital maps that allowed us to measure our GSM network geographic coverage more precisely and, as a result, we include recalculated percentages for the prior periods in this annual report, which we believe more precisely reflect actual conditions.

(2)	Historically, we reported GSM coverage by percent of population of 98% for the years 2000 and 2001. In 2002, we commenced utilizing higher resolution digital maps that allowed us to measure our GSM network population coverage more precisely and, as a result, we include recalculated percentages for the prior periods in this annual report, which we believe more precisely reflect actual conditions.

(3)	Historically, we based our reporting on the total number of base stations for each service type. In 2002, we revised our reporting, basing it on number of sites, each of which can contain one or more base stations, as we considered this information to be more relevant for purposes of understanding GSM coverage. As a result, we are reporting total numbers of sites in this annual report. This distinction does not apply to NMT service as the number of base stations is equal to the number of sites.

(4)	The majority of our NMT sites are co-located with GSM sites.

Revenues

Our revenues consist of mobile service revenues, sales from mobile equipment and other sales as well as managed data network services revenues. Mobile service revenues include recurring revenues from our mobile telecommunications services and include primarily monthly access fees, airtime charges for calls that originate on our network and interconnection and roaming fees. Airtime charges and monthly access fees are the largest sources of our mobile revenues and include the fees charged for our value-added services and special features. We generally set fees on a network-wide basis, but we occasionally negotiate individual fee agreements with large business customers. Airtime charges are generally paid by the person who initiates (i.e. dials) the call, this billing method is commonly referred to as “calling party pays.” However, when a customer travels outside the Slovak Republic, he is also charged for a portion of the incoming call. Interconnection and roaming fees include interconnection fees from Slovak Telecom and Orange for calls made by their customers terminating on our network, roaming fees for calls made by our mobile customers traveling outside the Slovak Republic and roaming fees for visitors using our network while in the Slovak Republic. Revenues from interconnection fees from Slovak Telecom and Orange accounted for approximately 25% of our mobile services revenue in 2002 and 2001.

Mobile equipment and other sales include non-recurring revenues from our mobile business. These consist principally of revenues from the sale of handsets and accessories as well as from one-time activation fees. Managed data network services revenues consist of revenues generated when we provide our data customers with access and use of our data network, as well as revenue from the installation and rental of data transmission equipment.

As a provider of telecommunications services, our revenues are affected by the size of our customer base, customer usage of our services and prices charged for each of the services we offer. Our revenues are also affected by our customer mix, whereby business customers generally have a higher average call volume than non-business customers. Continued growth in both the number of customers and service usage will depend on a number of competitive factors, which include:

•	pricing and promotions;

•	the range and quality of our services;

•	the capacity and geographic coverage of our network; and

•	general economic and market conditions in the Slovak Republic.

We expect that average minutes of use and revenue per customer for our mobile customers will fall as mobile penetration in the Slovak Republic increases because many of our new customers are expected to be non-business customers who use their mobile phones less frequently.

As of the fourth quarter of 2002, we revised our definition of “pre-paid customers” to include all customers with a valid SIM card which has been re-charged within the last 12 months, irrespective of whether they have credit remaining in their pre-paid accounts. This change refined the reported number of churned customers and further improved comparability of our financial data with that reported by other wireless operators. Prior to this refinement, our total number of pre-paid customers consisted only of those customers who maintained a credit in their pre-paid account and, therefore, were able to make outgoing calls. Customers with a valid SIM card but no remaining credit in their pre-paid account were treated as churned. For a comparison of the previously reported as well as the recalculated numbers of pre-paid customers, please see our earnings release issued February 25, 2003 and filed with the SEC on Form 6-K on February 27, 2003. The following two tables use the numbers of pre-paid customers as revised for all periods.

The following table sets forth certain information about our customers:

	As of December 31,
	2000	2001	2002
Mobile customers
NMT Post-paid	16,287	13,870	9,762
GSM Post-paid	183,303	219,911	297,416
GSM Pre-paid	307,785	787,514	991,284

Total	507,375	1,021,295	1,298,462

Managed data network connections	6,723	6,923	7,408

The following table sets forth our key business indicators:

	As of December 31,
	2000		2001		2002
Average monthly revenue per customer
Post-paid	Sk	1,792	Sk	1,882	Sk	1,650
Pre-paid	Sk	353	Sk	285	Sk	225
Blended	Sk	1,100	Sk	746	Sk	564
Subscriber Acquisition Costs
Post-paid	Sk	7,301	Sk	4,075	Sk	4,068
Pre-paid	Sk	380	Sk	634	Sk	482
Blended	Sk	1,547	Sk	1,051	Sk	1,293
Average monthly billable minutes per customer
Post-paid		234		276		232
Pre-paid		54		43		35
Blended		148		110		82
Average monthly churn rate
Post-paid		1.8%		1.5%		1.2%
Pre-paid		0.6%		0.7%		1.7%
Blended		1.2%		0.9%		1.6%
Mobile originated billable SMS
Post-paid(1)		—		26		33
Pre-paid		—		22		19
Blended		—		23		23
Gross Additions(2)
Post-paid		49,273		72,326		113,840
Pre-paid		243,032		524,462		389,617
Total		292,305		596,788		503,457

(1)	We do not provide SMS service for NMT customers.
(2)	Gross Additions represent any new post-paid or pre-paid SIM cards activated on our network.

Mobile tariffs in the Slovak Republic are among the lowest in Europe. We have had to reduce our mobile service rates as a result of increased competition with Orange, our only competitor in the Slovak Republic for mobile telecommunications services. We currently compete with Orange primarily on the pricing of handsets and services, network quality and coverage, the range of services offered and the quality of customer service. We have also experienced decreasing minutes of use and, therefore, mobile service revenue per user as a result of the introduction of per second billing on February 1, 2002 for post-paid customers and on March 1, 2002 for pre-paid customers. We have experienced a significant increase in the number of pre-paid customers as well as post-paid customers with moderate usage in the year ended December 31, 2002. Due to this large number of new customers with a generally lower usage of mobile services, the average number of minutes of use has decreased, resulting in a lower average revenue per user.

Churn

“Churn” refers to disconnections or suspensions of service. These can be voluntary or involuntary and affect both post-paid and pre-paid customers. Involuntary disconnections or suspensions of service for our post-paid customers occur when they fail to pay their bills or we suspect fraudulent use of the mobile service. Involuntary suspensions of service for our pre-paid customers occur when their credit on their pre-paid account reaches a negative level or they fail to re-charge their pre-paid account within 12 months of its most recent use. Voluntary disconnections or suspensions of service occur when customers switch to a competing mobile network or terminate their use of mobile services altogether. The rate of churn indicates the percentage of customers that we need to replace in any given period before we realize net customer growth. Our total average monthly churn rate was approximately 1.2% in 2000, 0.9% in 2001, and 1.6% in 2002. These churn rates have been determined in accordance with the revised definition of pre-paid customers as explained above. The increase in the 2002 total average monthly churn rate was attributable to our large number of pre-paid customers. We expect the churn rate of pre-paid customers to continue to remain relatively high because there is little to tie customers to a longer-term commitment. We recognize that managing churn is an important factor in stabilizing revenue and maximizing cash flow.

To minimize voluntary churn, we provide a high-quality network and service at competitive prices. We use our advanced information technology systems to understand, monitor and control voluntary churn. We also minimize voluntary churn through customer-loyalty programs and targeted renewal campaigns for our post-paid customers whose contract is near the end of its term. However, the success of our customer retention and cost recovery measures depends partially upon competitive factors, which are beyond our control, including our competitor’s rate structures, service offerings and incentive programs.

Our ability to check the credit history of potential customers is limited, which increases the risk of customer default and, as a consequence, our rate of churn. Under Slovak law, companies are limited in their ability to conduct credit checks through credit bureaus or other third parties. We have established and maintain our own databases through which we conduct credit checks on potential customers, but our information is limited to our own historical customer data. Since mid February 2003, we have implemented an agreement with Orange, which permits us to run customer checks against their database of customers with dubious credit records. Our strict policy of terminating customers who fail to pay for our mobile services is a significant source of churn, which we attempt to mitigate by running the aforementioned credit checks.

Expenses

Cost of Sales and Services.    Cost of sales and services, excluding depreciation, consists principally of expenses related to the operation of our mobile and data networks, including interconnection costs, roaming fees paid to other mobile operators for our customers’ use of their networks, leased circuit costs and license fees. Please refer to “Business Overview—Mobile Telecommunications Services, Mobile—Interconnection” in Item 4B. for a more detailed discussion of our interconnection agreements. Cost of sales and services also includes the cost of equipment sold to customers, including mobile handsets, SIM cards, accessories and modems. These costs are proportional to the number of gross customer additions in each period.

Operating Expenses.    Operating expenses consist of selling, general and administrative expenses and depreciation and amortization expenses. Selling, general and administrative expenses consist of:

•	advertising expenses;

•	marketing and sales expenses;

•	wages and employee benefits;

•	network and IT support and maintenance expenses;

•	bad debt expense;

•	rent of base stations, shops and office space; and

•	other general costs such as professional fees and administrative costs and office supplies.

We reserve for bad debt expense using a formula based on an aging of accounts receivable. This formula is reflected in our statements of operations. Prior to January 1, 2002, Slovak tax law allowed a debtor to claim a tax benefit only after pursuing all available remedies against a delinquent customer. As a result, a delinquent customer had to have completed bankruptcy proceedings or we would have had to have obtained a final judgment with respect to our claim before we were able to claim the tax benefit of a write-off. It was not commercially feasible under those circumstances for us to pursue each customer that failed to make payments on our invoices.

The Amendment to the Income Taxes Act (the “Amendment”), effective as of January 1, 2002, significantly relaxed the rules governing the tax benefits from uncollectible receivables. Under this new Amendment, 50% of the bad debt provision related to receivables due after December 31, 2001 becomes tax deductible after 2 years from the due date of the receivables and a tax benefit for a further 25% of the value of the receivables can be claimed if the receivable is still unpaid after 3 years from the original due date. However, in order to obtain 100% of the tax benefit from uncollectible receivables, we would still be required to pursue all available remedies. To preserve the possibility of full tax deductibility we do not write off receivables until we can record the full tax benefit. Accordingly, our balance sheet will continue to reflect, over time, growing levels of gross accounts receivable and bad debt reserves. As we generally do not bear the collection risk on fees from pre-paid accounts, our bad debt expense is lower for pre-paid customers.

Depreciation and amortization expenses consist of the depreciation of the property and equipment used in our mobile and data networks and amortization of our licenses. These expenses have increased significantly in recent years because we have been constructing our GSM network and we expect them to continue to increase as we expand our network coverage and capacity.

Finance Costs.    Our finance costs include net interest expense (net of interest income), arrangement fees and other finance expenses and foreign exchange losses or gains on non-Slovak Crown-denominated debt. We capitalize any borrowing costs that are directly attributable to the purchase of property used in the development or construction of property or equipment as part of the construction cost of these assets. Conversely, we do not expense or include these borrowing costs as part of our finance costs. Our finance costs vary with the level of debt we carry, interest rates and exchange losses. Substantially all of our debt is denominated in currencies other than the Slovak Crown.

Taxes.    The corporate tax rate in the Slovak Republic decreased from 40% to 29%, as of January 1, 2000 and decreased further from 29% to 25%, as of January 1, 2002. In the Slovak Republic, the tax burden can be reduced by operating losses, which generate tax benefits that can be used to offset taxable income. Legislation put into effect on January 1, 2000, is intended to allow for the carry-forward of up to three successive years of tax losses, inclusive of losses incurred in the 1999 tax year. The cumulative tax benefit of these carry-forwards must be amortized evenly over the following five consecutive years. Additional tax losses incurred during the five-year amortization period may not be carried forward to offset future taxes. This includes any amortized amount, which cannot be fully offset in the amortization period. In addition, in order to be permitted to offset tax losses against future taxable profits, we are obligated by Slovak tax law to acquire tangible fixed assets in an amount equal to, or in excess of, the amount of any losses we seek to offset. Taxes are also affected by the tax deductibility of bad debt expense, which can only be fully deducted once certain collection remedies have been exhausted. Under current Slovak tax law, foreign exchange losses are only tax deductible if they are realized.

Foreign Exchange Exposure

While the majority of our revenues are in Slovak Crowns, a significant portion of our expenses and liabilities are incurred in currencies other than the Slovak Crown. Substantially all of our debt is non-Slovak Crown-denominated. As a result, our operating income and cash flows may be affected if these other currencies appreciate against the Slovak Crown. Whenever we have experienced a depreciation of the Slovak Crown in recent years, the cost in Slovak Crowns of servicing our debt as well as the cost of maintaining and expanding our mobile and data networks have increased. Our foreign exchange gains or losses on monetary assets or liabilities denominated in foreign currency are recognized in the period in which we incur them. Foreign exchange gains or losses incurred as part of our operating activities are recorded as operating costs and foreign exchange gains or losses arising from financing activities are recorded as finance costs. See Item 3A. “Selected Financial Data—Exchange Rate Information” and Item 3D. “Risk Factors—Risks Relating to the Slovak Republic—Inflation and Currency Fluctuations Affect our Business” above.

Some of our revenues are in Euros or U.S. dollars and some consist of foreign currency-denominated service credits from foreign carriers. These revenues denominated in currencies other than Slovak Crowns are derived from roaming fees for calls placed by foreign customers on our network in the Slovak Republic. Our non-Slovak Crown-denominated revenues represented approximately 5.3% of our total revenues in 2000, 4.6% in 2001 and 4.5% in 2002.

In 2002, we used certain derivative instruments to hedge a proportion of our foreign exchange risk arising from interest payments accruing on our Euro-denominated long-term bonds. The combined fair value losses of instruments outstanding as of December 31, 2002 amounted to Sk9 million (net of a deferred tax credit of Sk3 million). The losses of Sk2 million (net of a deferred tax credit of Sk1 million) relating to underlying accrued interest were recognized in the income statement. The losses of Sk7 million (net of a deferred tax credit of Sk2 million) were recognized as comprehensive income reserve in equity.

Results of Operations

Our major categories of revenues and expenses for the years ended December 31, 2000, 2001 and 2002 are set forth in the table below.

	Year ended December 31,
	2000	2001	2002
	(millions of Sk)
Mobile service revenues	4,864	6,467	7,844
Mobile service cost of sales	1,232	1,679	2,236

Gross profit from mobile services	3,632	4,788	5,608
Gross margin from mobile services	75%	74%	71%

Mobile equipment and other sales	690	1,049	821
Mobile equipment and other cost of sales	1,020	1,768	1,637

Gross (loss) from mobile equipment and other sales	(330)	(719)	(816)
Gross margin from mobile equipment and other sales	(48)%	(69)%	(99)%

Managed data network service revenues	448	473	478
Managed data network service cost of sales	150	152	140

Gross profit from managed data network services	298	321	338
Gross margin from managed data network services	67%	68%	71%

Total revenues	6,002	7,989	9,143
Total cost of sales and services	2,402	3,599	4,013

Gross profit	3,600	4,390	5,130
Gross margin	60%	55%	56%

Selling, general and administration expenses	1,480	1,778	1,971
Depreciation and amortization	1,317	1,486	1,825

Operating profit	803	1,126	1,334

Finance and other costs	1,620	614	534
Tax expense / (benefit)	(250)	205	214

Net income / (loss)	(567)	307	586

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Revenues.    Our total revenues increased by Sk1,154 million, or 14%, from Sk7,989 million in the year ended December 31, 2001 to Sk9,143 million in the year ended December 31, 2002. This increase was primarily attributable to an increase in the number of mobile customers both in our post-paid and pre-paid customer base.

Mobile service revenues, including interconnection and roaming fees paid to us by other operators, increased by Sk1,377 million, or 21%, from Sk6,467 million in the year ended December 31, 2001 to Sk7,844 million in the year ended December 31, 2002. This increase primarily reflects a 27% increase in our total number of mobile customers, which grew from 1,021,295 as of December 31, 2001 to 1,298,462 as of December 31, 2002. Average monthly revenue per customer decreased by 24% from Sk746 in the year ended December 31, 2001 to Sk564 in the year ended December 31, 2002. We believe that this decline was primarily the result of an increase in the number of non-business mobile customers, who typically opt for our pre-paid service or low-usage post-paid service plans and, therefore, generate lower average monthly revenues than business mobile customers. Our pre-paid customers increased by 203,770 or 26% from 787,514 as of December 31, 2001 to 991,284 as of December 31, 2002. Deferred revenue increased by Sk218 million or 62%, from Sk353 million at December 31, 2001 to Sk571 million at December 31, 2002. This increase was due to an increase of Sk150 million in deferred mobile service revenues as a result of the increase in number of customers as well as an increase in deferred activation revenue of Sk68 million.

Sales of mobile equipment and other sales decreased by Sk228 million, or 22%, from Sk1,049 million in the year ended December 31, 2001 to Sk821 million in the year ended December 31, 2002. This decrease was primarily due to a decrease in sales of mobile phone handsets and accessories of Sk116 million, to Sk670 million, in the year ended December 31, 2002, which was partly a result of the fact that increasing numbers of new customers are bringing along their own phones or are buying phones from sources other than us. This decrease in sales of mobile phone handsets and accessories resulted in a decrease in activation revenue of Sk57 million. Activation revenue decreased due to the lower number of gross additions of pre-paid customers in 2002 and price promotions we ran throughout 2002.

Revenues from managed data network services increased by Sk5 million, or 1%, from Sk473 million in the year ended December 31, 2001 to Sk478 million in the year ended December 31, 2002. This revenue increase is attributable to an increase in data network connections as well as to a change in the composition of our revenues from managed data network services, which reflects a shift towards the provision of higher-value services. Concurrently, revenue from the sale of managed data network equipment declined by Sk1 million, or 17%, from Sk6 million in 2001 to Sk5 million in 2002, due to competitive pressures. The number of total data customer connections increased by 485, or 7%, from 6,923 as of December 31, 2001 to 7,408 as of December 31, 2002.

Cost of Sales and Services.    Cost of sales and services increased by Sk414 million, or 12%, from Sk3,599 million in the year ended December 31, 2001 to Sk4,013 million in the year ended December 31, 2002. As a percentage of total revenues, cost of sales decreased from 45% in the year ended December 31, 2001 to 44% in the year ended December 31, 2002. The increase in gross margin results primarily from fewer new customer activations, as well as from the fact that a lower number of newly activated customers purchased mobile handsets from us at the time of activation.

Cost of sales and services in our mobile business increased by Sk426 million, or 12%, from Sk3,447 million in the year ended December 31, 2001 to Sk3,873 million in the year ended December 31, 2002. This increase was due to an increase of Sk557 million in the costs of sales for mobile service, which was mainly the result of the additional interconnection and roaming costs required to connect our growing customer base to other networks. The increase in interconnect costs of Sk417 million and in roaming costs of Sk64 million were partially offset by a decrease of Sk131 million in the cost of sales related to mobile equipment and other sales which decreased by approximately 7%, from Sk1,768 million in the year ended December 31, 2001 to Sk1,637 million in the year ended December 31, 2002. Our negative gross margin on sales of mobile phone handsets and accessories was (126)% in the year ended December 31, 2002, as compared to a negative gross margin of (104)% in the year ended December 31, 2001. This increase in the negative margin on sales of mobile phone handsets and accessories is due to management’s effort to gain market share primarily in the post-paid segment, where customers are bound for 24 months by their contract. Negative margins on sales of mobile phone handsets have their origin in the mobile telecommunications industry’s practice of selling mobile phone handsets at a price below cost, in order to attract new customers. In 2002, our retention initiatives, which targeted post-paid customers with offers to replace their phones at a discount, resulted in higher average subsidies per customer retained than was the case in 2001. We generally offer higher subsidies (discounts) to existing customers, in order to entice them to stay with our service, than we do to new customers. As the mobile telephony market in the Slovak Republic is maturing and there is a decreasing number of new customer additions, we are increasingly shifting our focus towards retaining existing customers. As a result, customer-retention subsidies are making up an increasing portion of our overall subsidies, thereby increasing the average subsidy per customer as well as total subsidies costs.

Cost of sales and services in our managed data network services business decreased by Sk12 million, or 8%, from Sk152 million in the year ended December 31, 2001 to Sk140 million in the year ended December 31, 2002. As a percentage of MDNS revenues, cost of sales in our managed data network services decreased from 32% in the year ended December 31, 2001 to 29% in the year ended December 31, 2002. We believe this is the result of our efforts to maintain premium pricing on our services despite a general decline in the price of such managed data network services in the market.

Operating Expenses.    Total operating expenses increased by Sk532 million, or 16%, from Sk3,264 million in the year ended December 31, 2001 to Sk3,796 million in the year ended December 31, 2002. This increase reflects higher levels of depreciation and amortization expense, building maintenance expense, professional fees and administrative costs, wages and employee benefits, advertising, marketing and sales expense, network support and maintenance expense, and was partially offset by a decrease in rent of buildings and bad debt expense. With the exception of employee-related expenses, for which some increase stemmed from inflation, the increase of total operating expenses was generally the result of the overall growth of our operations.

Depreciation and amortization expense increased by Sk339 million, or 23%, from Sk1,486 million in the year ended December 31, 2001 to Sk1,825 million in the year ended December 31, 2002. This increase primarily reflects additional depreciation expense we incurred relating to the property and equipment we acquired and/or constructed to meet the needs of our growing customer base. Included in the depreciation charge for the year ended December 31, 2002 is an impairment provision of Sk60 million against the carrying value of the NMT assets. Included in the amortization charges is an impairment provision of Sk112 million against the carrying value of the 450MHz spectrum used to provide NMT services. The impairment charges are based on a comparison of the book value of the NMT assets to the expected future cash flows to be generated by the NMT business, discounted at 12.5%. We will continue to evaluate the carrying value of the NMT assets on an ongoing basis. In addition, in the year ended December 31, 2002, we disposed of the point-to-multipoint system (“PMP”) for the wireless connection of the GSM base stations and MDNS customers to our MDNS network, resulting in a write-off of Sk24 million. While the Telecom Office launched a tender for a new license for the spectrum used by PMP equipment, we decided not to participate in this offer and ceased use of this equipment. The PMP equipment was originally used 69% for the MDNS and 31% for the mobile communications services business segment.

Wages and employee benefits increased by Sk106 million, or 20%, from Sk520 million in the year ended December 31, 2001 to Sk626 million in the year ended December 31, 2002. The increase was due primarily to nominal annual wage increases as well as an increase in our average number of employees.

Advertising, marketing and sales expense increased by approximately Sk50 million, or 12%, from Sk419 million in the year ended December 31, 2001 to Sk469 million in the year ended December 31, 2002, as we increased spending to attract additional customers. We expect advertising, marketing and sales expenses to increase in 2003, although it will decline as a percentage of revenues if we continue to experience the same revenue growth as has been the case in 2002.

Network support and maintenance expenses increased by approximately Sk18 million, or 7%, from Sk242 million in the year ended December 31, 2001 to Sk260 million in the year ended December 31, 2002. This increase reflects a continuing increase in repair and maintenance expenses for our network equipment, as certain warranties on purchased hardware and software have expired.

Expenses for the rent of buildings decreased by Sk30 million, or 16%, from Sk185 million in the year ended December 31, 2001 to Sk155 million in the year ended December 31, 2002. This decrease was due to the fact that we moved into new office space under an operating lease contract in 2001. As a result, we incurred lease termination costs of Sk13 million and booked a provision of Sk37 million to cover the costs of the surplus leased properties in 2001. In 2002, we entered into agreements with the majority of the owners of surplus properties and obtained releases of all obligations under these lease contracts in exchange for compensatory fees in the amount of Sk35 million. Subsequently, we sublet the remaining surplus properties on unfavorable terms and recognized an additional provision of Sk10 million against the net present value of the amount by which revenues from the subleases fell short of our ongoing payments under the original lease agreements.

Professional fees increased by Sk13 million, or 7%, from Sk174 million in the year ended December 31, 2001 to Sk187 million in the year ended December 31, 2002. In 2002, legal fees, related mainly to compliance with SEC disclosure requirements, increased by Sk1 million. Fees paid to third parties for the collection of receivables increased by Sk11 million and fees for audits and other consulting fees increased by Sk1 million.

Bad debt expense decreased by Sk15 million, or 44%, from Sk34 million in the year ended December 31, 2001 to Sk19 million in the year ended December 31, 2002. Bad debt expense as a result of fraud, which we net off against revenues for each relevant period, decreased by Sk9 million, or 24%, from Sk38 million in the year ended December 31, 2001 to Sk29 million in the year ended December 31, 2002. As a percentage of total revenues, our total bad debt expense, including bad debt as a result of fraud, decreased from 0.9% in the year ended December 31, 2001 to 0.5% in the year ended December 31, 2002. This decline within one year reflects management’s ongoing commitment to reducing bad debt expense and lowering churn rates in the post-paid segment. Changes to our provisions for doubtful accounts are determined based on an aging schedule as well as on the specific identification of uncollectible accounts. Receivables older than 90 days and receivables related to customer fraud are 100% reserved for in our provision for doubtful accounts. In order to preserve the tax-deductible status of bad debt expense, our trade receivables may not be taken off our primary books and records until certain statutory collection requirements have been complied with.

Building maintenance expenses increased by Sk16 million, or 29%, from Sk56 million in the year ended December 31, 2001 to Sk72 million in the year ended December 31, 2002. This increase is primarily due to increased energy costs and operating expenses relating to the new office space.

Due to the factors discussed above, operating profit increased by Sk208 million, or approximately 18%, from Sk1,126 million in 2001 to Sk1,334 million in 2002.

Finance Costs.    Total finance costs decreased by Sk80 million, or 13%, from Sk614 million in the year ended December 31, 2001 to Sk534 million in the year ended December 31, 2002. Interest expense on borrowings decreased by Sk84 million, or 10%, from Sk834 million in the year ended December 31, 2001 to Sk750 million in the year ended December 31, 2002, as a result of the repurchase of €15 million in long term notes in September and October 2001 and the consequent reduction in interest expense. This repurchase of €15 million of long term notes resulted in a one time write-off of deferred finance charges of Sk26 million and a premium of Sk33 million over the face value of bonds repurchased, which was charged to income. Interest income decreased by Sk62 million, or approximately 28%, from Sk218 million in the year ended December 31, 2001 to Sk156 million in the year ended December 31, 2002, reflecting a decrease in investments in securities and also reflecting lower average yield on such investments. Foreign exchange gains decreased by Sk16 million, from Sk89 million in the year ended December 31, 2001 to Sk73 million in the year ended December 31, 2002. This was primarily due to the appreciation of the Slovak Crown against the Euro, the currency, in which all our borrowings are denominated, in 2002.

Taxes.    Our taxes expenses increased by Sk9 million, or 4%, from Sk205 million in 2001 to Sk214 million in the year ended December 31, 2002. We reported income before taxes of Sk800 million in 2002, up

Sk288 million, or 56%, from Sk512 million in 2001. Due to the implementation of new Slovak tax regulations governing bad debt (see below) and as a result of our continuing collection efforts, the tax impact of bad debt expense changed from a current tax charge of Sk12 million in 2001 to a combined current and deferred tax reduction of Sk36 million in 2002. Prior to January 1, 2002, the Slovak tax law did not allow a debtor to claim any tax benefits until certain statutory collection requirements were exhaustively complied with. Due to the significant practical difficulties in pursuing collections as required by law it was our policy not to recognize deferred tax assets on our bad debt provision. The amendment to the Income Taxes Act, effective as of January 1, 2002, significantly relaxed the rules pertaining to the tax treatment of uncollectible debt with respect to receivables going forward. Pursuant to this amendment, 50% of the bad debt provision related to receivables due after December 31, 2001 becomes tax deductible after 2 years from the due date of the receivable and an additional 25% of the receivable value can be offset against future taxes, if the receivable remains unpaid after 3 years from its original due date.

Net Income/Loss.    As a result of the factors discussed above, we reported net income of Sk586 million for the year ended December 31, 2002, up Sk279, or 91%, from Sk307 million for the year ended December 31, 2001.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Revenues.    Our total revenues increased by Sk1,987 million, or 33%, from Sk6,002 million in the year ended December 31, 2000, as compared to Sk7,989 million in the year ended December 31, 2001. This increase was primarily attributable to an increase in our total number of mobile customers, particularly in our pre-paid customer base.

Mobile service revenues, including interconnection and roaming fees paid by other operators, increased by Sk1,603 million, or 33%, from Sk4,864 million in the year ended December 31, 2000 to Sk6,467 million in the year ended December 31, 2001. This increase primarily reflected a 101% increase in our total number of mobile customers, which more than doubled from 507,375 as of December 31, 2000 to 1,021,295 as of December 31, 2001. Average monthly revenue per customer decreased by 32% from Sk1,100 in the year ended December 31, 2000 to Sk746 in the year ended December 31, 2001. We believe that this decline was primarily due to the increased number of non-business mobile customers, who typically opt for our pre-paid service or low-usage post-paid service plans and, therefore, generate lower average monthly revenues than business customers. Our pre-paid customers increased by 479,729 or 156% from 307,785 as of December 31, 2000 to 787,514 as of December 31, 2001. Deferred revenue increased by Sk18 million, or 5%, from Sk335 million at December 31, 2000 to Sk353 million at December 31, 2001. This increase is due to an increase of Sk88 million in deferred mobile service revenue as a result of the increase in our total number of customers, which was offset by a reduction in deferred activation revenue of Sk70 million attributable to pricing promotions we ran in 2001. These promotions reduced activation fees paid by new customers. In addition, growth in our post-paid customer base was lower in the twelve months ended December 31, 2001 as compared to the growth we experienced in the initial periods of our GSM service.

Sales of mobile equipment and other sales increased by Sk359 million, or 52%, from Sk690 million in the year ended December 31, 2000 to Sk1,049 million in the year ended December 31, 2001. This increase was primarily due to increased sales of mobile phone handsets and accessories, which were up by Sk418 million, or 114%, to Sk786 million, in the year ended December 31, 2001 as compared with Sk368 million in the year ended December 31, 2000. This increase in sales of mobile phone handsets and accessories was offset by a decrease in revenues from contract penalties for early terminations of Sk54 million and a decrease in revenues from new customer activations of Sk41 million. Activation revenue decreased due to pricing promotions we ran in 2001, and which reduced the activation fees paid by new post-paid subscribers. Revenues from contract termination penalties declined because a higher percentage of the post-paid churn we experienced can be attributed to low-end, non-business subscribers. The probability of collecting contract termination penalties from these low-end, non-business, customers is generally lower than with business customers. The remaining change in revenue from sales of mobile equipment and other sales is due primarily to an increase in other non-recurring revenues, such as the sale of value-added services.

Revenues from managed data network services increased by Sk25 million, or 6%, from Sk448 million in the year ended December 31, 2000 to Sk473 million in the year ended December 31, 2001. This revenue increase is attributable to an increase in data network connections, as well as to a change in the composition of our revenues from managed data network services, which reflects a shift towards higher-value services. Concurrently, revenue from the sale of managed data network equipment declined by Sk3 million, or 33%, from Sk9 million in 2000 to Sk6 million in 2001, due to competitive pressures. The number of total data customer connections increased by 200, or 3% from 6,723 as of December 31, 2000 to 6,923 as of December 31, 2001.

Cost of Sales and Services.    Cost of sales and services increased by Sk1,197 million, or 50%, from Sk2,402 million in the year ended December 31, 2000 to Sk3,599 million in the year ended December 31, 2001. As a percentage of total revenues, cost of sales increased from 40% in the year ended December 31, 2000 to 45% in the year ended December 31, 2001. This decline in gross margin results primarily from the higher volume of mobile handsets sold, which is proportional to the number of new customer activations, as well as to the higher costs of mobile phone handsets as a result of the accelerating growth in our customer base.

Cost of sales and services in our mobile business increased by Sk1,195 million, or 53%, from Sk2,252 million in the year ended December 31, 2000 to Sk3,447 million in the year ended December 31, 2001. This increase was due to an increase of Sk447 million in the costs of sales for mobile services, which was mainly the result of the additional interconnection costs required to connect our growing customer base to other networks, but was also due to an increase in cost of sales of mobile equipment and other sales of Sk748 million, or 73%, from Sk1,020 million in the year ended December 31, 2000 to Sk1,768 million in the year ended December 31, 2001. Our negative gross margin on sales of mobile phone handsets and accessories was (104)% in the year ended December 31, 2001, as compared to a negative gross margin of (141)% in the year ended December 31, 2000. This improvement in the margins on sales of mobile phones and accessories is the result of management’s continued efforts to reduce subsidies on mobile phones sold to new customers. Mobile phone subsidies are the result of the mobile telecommunications industry’s practice of selling mobile phone handsets at a price below cost, in order to attract new customers.

Cost of sales and services in our managed data network services business increased by Sk2 million, or 1%, from Sk150 million in the year ended December 31, 2000 to Sk152 million in the year ended December 31, 2001. As a percentage of revenues, cost of sales in our managed data networks services decreased from 33% in the year ended December 31, 2000 to 32% in the year ended December 31, 2001. We believe this is due to our attempts to maintain premium pricing on our services, despite a general decline in the price of such managed data network services in the market.

Operating Expenses.    Total operating expenses increased by Sk467 million, or 17%, from Sk2,797 million in the year ended December 31, 2000 to Sk3,264 million in the year ended December 31, 2001. This increase primarily reflected higher levels of depreciation and amortization expense, wages and employee benefits, advertising, marketing and sales expense, network support and maintenance expense, as well as rent of buildings. With the exception of employee-related expenses, for which some increase stemmed from inflation, the increase of total operating expenses was generally the result of the overall growth of our operations.

Depreciation and amortization expense increased by Sk169 million, or 13%, from Sk1,317 million in the year ended December 31, 2000 to Sk1,486 million in the year ended December 31, 2001. This increase primarily reflects additional depreciation expense we incurred relating to the property and equipment we acquired and constructed in order to meet the needs of our growing customer base. In addition, in the three months ended December 31, 2001, we recorded a one-time write-off on NMT channel cards in the amount of Sk35 million, following our discontinuance of their use in 2001.

Wages and employee benefits increased by Sk91 million, or 21%, from Sk429 million in the year ended December 31, 2000 to Sk520 million in the year ended December 31, 2001, due primarily to nominal annual wage increases as well as an increase in the average number of employees.

Advertising, marketing and sales expense increased by approximately Sk47 million, or 13%, from Sk372 million in the year ended December 31, 2000 to Sk419 million in the year ended December 31, 2001, as we increased spending to attract additional subscribers. We expect advertising, marketing and sales expenses to increase in 2002, but believe that as a percentage of revenue they will decline.

Network support and maintenance expense increased by approximately Sk25 million, or 12%, from Sk217 million in the year ended December 31, 2000 to Sk242 million in the year ended December 31, 2001. This increase reflects a continuing increase in repair and maintenance expenses on our network equipment as the warranties on certain hardware and software we purchased expire.

Expenses for the rent on buildings increased by Sk78 million, or 73%, from Sk107 million in the year ended December 31, 2000 to Sk185 million in the year ended December 31, 2001. The increase is attributable to Sk13 million in “exit costs” we incurred when we gave up our prior office space as well as a provision of Sk37 million we set aside in connection with the sub-lease of those parts of our former corporate offices, for which we were not able to negotiate an early termination. We expect the move of corporate offices will result in per-unit savings in rent expense in future years.

Professional fees increased by Sk75 million, or 74%, from Sk102 million in the year ended December 31, 2000, to Sk177 million in the year ended December 31, 2001. This increase is attributable to higher consulting fees of Sk8 million for the Customer Relationship Management project, Sk4 million for a consulting project on strategy and Sk9 million for a human resources projects. In 2001, our legal fees, which related, for the most part, to compliance with SEC disclosure requirements, increased by Sk9 million, fees paid to third parties for collection of receivables increased by Sk8 million and fees for audits and other consulting fees increased by Sk6 million.

Bad debt expense decreased by Sk39 million, or 53%, from Sk73 million in the year ended December 31, 2000 to Sk34 million in the year ended December 31, 2001. Bad debt expense related to fraud, which is netted against revenues for the relevant period, decreased from Sk60 million in the year ended December 31, 2000 to Sk38 million in the year ended December 31, 2001. As a percentage of total revenues, our total bad debt expense, including bad debt related to fraud, decreased from 2.2% in the year ended December 31, 2000 to 0.9% in the year ended December 31, 2001. This decline within the year reflects management’s ongoing commitment to reduce bad debt expense, lower churn rates in the post-paid segment and increase the number of pre-paid subscribers as a percentage of our total customer base. Changes to our provisions for doubtful accounts are determined based on an aging schedule as well as on the specific identification of uncollectible accounts. Receivables older than 90 days and receivables related to customer fraud are 100% reserved for in our provision for doubtful accounts. In order to preserve the tax-deductible status of bad debt expense, our trade receivables may not be taken off our primary books and records until certain statutory collection requirements have been complied with.

Due to the factors discussed above, operating income increased by Sk323 million, or 40%, from Sk803 million in 2000 to Sk1,126 million in 2001.

Finance Costs.    Total finance costs decreased by Sk1,006 million, or 62%, from Sk1,620 million in the year ended December 31, 2000 to Sk614 million in the year ended December 31, 2001. Interest expense on borrowings decreased from Sk1,052 million in the year ended December 31, 2000 to Sk834 million in the year ended December 31, 2001, as a result of the capitalization of shareholder loans in 2001 and the reduction in interest expense resulting therefrom. In September and October 2001, we repurchased €15 million in long term notes, which resulted in a one-time write-off of deferred finance charges of Sk26 million and a premium of

Sk33 million over the face value of the noted repurchased. This premium was charged to income. In addition, in the year ended December 31, 2000, we incurred a one-time write-off of arrangement and commitment fees of Sk334 million, related to a financing we repaid in March 2000. Amortization of arrangement fees and other finance expenses increased by Sk3 million, or 8%, from Sk37 million in 2000 to Sk40 million in 2001, due in part to the write-off of the deferred costs referred to above. The remaining difference is primarily the result of an increase in interest income of Sk44 million, or 25%, from Sk174 million in the year ended December 31, 2000 to Sk218 million in the year ended December 31, 2001. This increase reflects the investment of excess borrowings. Foreign exchange gains and losses improved by Sk477 million, or 123%, from a loss of Sk388 million in the year ended December 31, 2000 to a gain of Sk89 million in the year ended December 31, 2001. This was primarily due to elimination of the foreign exchange losses we incurred on U.S. dollar-denominated shareholder loans in the year ended December 31, 2000 and the appreciation of the Slovak Crown against the Euro, the currency in which all our borrowings are denominated, in 2001.

Taxes.    Our taxes increased by Sk455 million, or 182%, from a tax benefit of Sk250 million in 2000 to a tax charge of Sk205 million in the year ended December 31, 2001. We reported income before taxes of Sk512 million in 2001 compared to a loss before taxes of Sk817 million in 2000. In addition, the nondeductible portion of bad debt expense decreased from Sk32 million in 2000 to Sk12 million in 2001, consistent with the overall decline in our bad debt expense, which reduced our tax expense.

Net Income/Loss.    As a result of the factors discussed above, we reported net income of Sk307 million for the year ended December 31, 2001, up by Sk874 million, or 154%, as compared to a net loss of Sk567 million for the year ended December 31, 2000.

B.     Liquidity and Capital Resources

The telecommunications business requires substantial capital to construct and expand mobile and data network infrastructure and to fund operations, particularly during the stage of network development. Although our initial network build-out for GSM and managed data network services is substantially complete, we expect to incur additional capital expenditures to provide the network capacity required to serve our increasing customer base, as well as to enhance the quality and geographic coverage of our service offerings.

EuroTel was awarded a license for the implementation and operation of a public mobile telecommunication network based on the UMTS standard by the Telecom Office in 2002. This license became effective on July 16, 2002 and is valid through 2022, at which point we will have the option to renew the license. We do not yet provide UMTS service on a commercial basis, but will commence service no later than 30 months from the date on which the Telecom Office releases the UMTS frequency to us. We anticipate that this release of UMTS frequency will occur no later than September 30, 2003, as prescribed by our UMTS license. The cost of the license was Sk1,499 million, of which Sk500 million was paid in mid-August 2002 and the remaining Sk999 million was paid in December 2002. We funded the payments required under the license from surplus cash and marketable securities previously carried on the balance sheet.

We believe that our capital resources will provide sufficient financing for our anticipated capital expenditures and other operating needs in the near term. However, we cannot precisely determine the amount of capital we will need to operate, because our expenditures will depend on our future performance, market conditions and other factors, many of which are beyond our control, and which cannot, therefore, be predicted with certainty.

We expect that our levels of capital expenditure will remain significant for at least the next three years, and possibly beyond, as we continue to expand network capacity, geographic coverage and quality in order to expand our GSM services and introduce UMTS services.

Source of Financing.    The primary sources of financing available to us in the future consist of the following:

•	cash flow from operating activities;

•	cash and cash equivalents carried on the balance sheet; and

•	investment of excess cash in interest-bearing securities, which are carried on the balance sheet.

The following table sets forth certain information concerning our historical cash flows:

	Year ended December 31,
	2000	2001	2002
	(millions of Sk)
Net cash flows
From operating activities	1,704	2,003	2,363
Used in investing activities	(4,215)	(1,845)	(2,457)
From financing activities	3,492	(687)	—

Net Cash from Operating Activities.    Net cash from operating activities was Sk1,704 million in 2000, Sk2,003 million in 2001, and Sk2,363 million in 2002. The increase in cash flow from operating activities in 2002 resulted primarily from growth in our customer base. In addition, interest savings of Sk105 million for year ended December 31, 2002 as compared to the prior year we recorded as a result of the repurchase of the long term notes further contributed to the increase in cash flow from operating activities.

Net Cash Used in Investing Activities.    Net cash used in investing activities is driven primarily by capital expenditures and by the investment of excess cash in interest-bearing securities. Net cash used in investing activities for capital expenditures was Sk767 million in 2000, Sk1,647 million in 2001 and Sk2,865 million in 2002. Net cash used in investing activities as of December 31, 2002 also included a prepayment of the UMTS license fee in the amount of Sk1,510 million, which included capitalized directly attributable expenses of Sk11 million incurred in connection with the UMTS license. Capital expenditures included expenditures for network equipment and infrastructure, information technology and other miscellaneous items, such as computer equipment and software, motor vehicles as well as other new equipment and fixtures. In 2002, approximately 80.2% of total capital expenditures (including the UMTS payments) were related to our mobile network. Net cash used in investing activities in 2001 included the purchase of Sk4,604 million in Euro-denominated EU government bonds and the proceeds from the sale of Sk4,405 million in Euro-denominated EU government bonds. In 2002, we purchased Sk2,669 million in Euro-denominated EU government bonds and the proceeds from the sale of Euro-denominated EU government bonds were Sk4,587 million.

Net Cash from Financing Activities.    We obtain financing through equity investments and notes issued on international bond markets. Net cash from financing activities was Sk3,492 million in 2000. In 2001, we had a cash outflow of Sk687 million from financing activities as a result of the repurchase of €15 million of long term notes in September and October (see Note 13 of the consolidated financial statements attached to this annual report). There were no cash flows from financing activities during the year ended December 31, 2002.

Debt.    As of December 31, 2002, our gross debt consisted of Sk6,676 million in outstanding long term senior guaranteed notes payable as well as interest accrued thereon. On March 23, 2000, we issued €175 million in seven-year senior guaranteed notes at a coupon rate of 11.25%, for total net proceeds of €170.4 million. €90.5 million of the net proceeds of that offering were used to repay existing long-term borrowings from third parties and the remaining net proceeds will be used to fund select capital additions, customer acquisitions, and general corporate purposes. The notes contain, among other things, the following terms:

•	an interest rate of 11.25%;

•	restrictions on dividend payments, liens, and future indebtedness;

•	restrictions on the sale of certain assets or on mergers with or into other companies; and

•	restrictions on transactions with affiliates.

On August 18, 2000, the SEC declared effective a registration statement we filed together with our financing subsidiary Slovak Wireless Finance Company, B.V., pursuant to which SWFC offered to exchange new notes for all outstanding old notes issued on March 23, 2000. In aggregate, €172.3 million of old notes were exchanged for the new notes offered. The new notes are substantially identical in their terms to the old notes, except that the new notes are registered with the SEC. As of December 31, 2002, there were €2.7 million of old notes outstanding. As of December 31, 2002, we believe we were in compliance with all of our covenants under both the old and the new notes.

Charges incurred in obtaining financing are deferred and amortized over the debt service period using the effective interest method. The finance charges are included in the initial measurement of the notes. In September and October 2001, we repurchased €15 million of the long-term notes in a series of open-market transactions for a net consideration of Sk687 million. We used existing liquid assets to repurchase the debt. A net loss of Sk44 million for this repurchase was charged to income. This loss is composed of the following:

•	Sk33 million, which is equal to the difference between the carrying amount of the repurchased notes and the net consideration paid for the repurchase; plus

•	Sk26 million in deferred finance charges, representing the proportional amount attributable to the repurchased notes; minus

•	a deferred tax credit of Sk15 million.

As a result, our gross debt decreased to €160 million as of October 31, 2001. There have been no changes in the Euro-denominated principal of the debt since that date. Any fluctuations in the amount of this debt as reported in Slovak Crowns stem exclusively from exchange rate fluctuations. A 2.4% appreciation of the Slovak Crown against the Euro during the year ended December 31, 2002 caused a decrease of the gross debt balance by Sk166 million from Sk6,842 million as of December 31, 2001 to Sk6,676 million as of December 31, 2002.

On October 23, 2002 and November 27, 2002, we entered into two Euro/Slovak Crown cross currency interest rate swaps to hedge approximately 55% of our exposure to the Euro/Slovak Crown exchange rate risk in connection with the interest payments to the holders of our Euro-denominated long-term debt, due on March 31, 2003, September 30, 2003 and March 30, 2004 (see Note 13 of our consolidated financial statements attached to this annual report). Under the contractual terms of these two swap agreements, we agreed to pay fixed cash flow in Slovak Crowns of Sk215 million in exchange for a receipt of fixed cash flow in Euros of €5 million on each of the interest payment dates mentioned above, at an average exchange rate of approximately Sk43.21 per Euro.

On February 5, 2003 and February 7, 2003, we entered into another two swaps to complete a full hedge of our exposure to the Euro/Slovak Crown exchange rate risk in connection with the interest payments owed the holders of the Euro-denominated long term notes on March 31, 2003, September 30, 2003 and March 30, 2004. Under the terms of the additional two swap agreements, we agreed to pay fixed cash flow in Slovak Crowns of Sk172 million in exchange for the receipt of fixed cash flow in Euros of €4 million on each of the aforementioned interest payment dates, at an average exchange rate of approximately Sk42.71 per Euro.

Contractual Obligations and Commercial Commitments.     The following table summarizes our obligations and commitments, as of December 31, 2002, to make future payments under certain contracts. These contracts include debt and lease agreements as well as unconditional purchase obligations:

Contractual Cash Obligations	Payments Due by Period
	Total	Less than 1 year	1–3 years	4–5 years	More than 5 years
	(millions of Sk)
Long Term Debt(1)	6,676	—	—	6,676	—
Interest on Long Term Debt(1)	3,194	752	1,503	939	—
Operating leases(2)	1,247	167	279	215	586
Unconditional Purchase Obligations(3)	1,265	856	134	79	196

Total Contractual Cash Obligations	12,382	1,775	1,916	7,909	782

(1)	Under the terms of the Notes, we are permitted to redeem all or any portion of the 11 1/4% Notes at any time on or after March 30, 2004 at face value plus a premium.
(2)	Our most significant operating lease contracts include leases of our primary office space and passenger vehicles.
(3)	Unconditional purchase obligations primarily relate to our contracted future capital expenditure in relation to the network equipment and infrastructure and to our contracted future network and software maintenance fees.

Related Parties

EuroTel has entered into the following material transactions with related parties:

•	We are party to two interconnection agreements with Slovak Telecom, which govern the modalities and fees payable with respect to the interconnection of our NMT and GSM networks with Slovak Telecom’s fixed-line network. Interconnection with Slovak Telecom is necessary in order for our customers to be able to place calls from their mobile phones to numbers on Slovak Telecom’s fixed-line network and vice-versa. In addition, the Telecommunications Act mandates that every telecommunications provider in the Slovak Republic provide for the interconnection of its network with the network of any other operator that requests it. For a more detailed description of these interconnection agreements see Item 10 C. “Material Contracts.”

•	We are party to a number of roaming agreements with subsidiaries and affiliates of Deutsche Telekom AG, Verizon Communications Inc. and AT&T Wireless Services, Inc. These agreements allow our customers to roam on the networks of these partners and allow our partners’ customers to use our services while on our network in the Slovak Republic. These agreements are entered into in the normal course of business. See Item 4B. “Business Overview—Mobile Telecommunications Services—Mobile—Services and Products—International Roaming” for a more detailed description of these roaming agreements.

•	Some of our indirect shareholders provide us with the services of certain key management personnel through a number of consulting and secondment agreements. Under these agreements, we reimburse the shareholders for the internal costs of these personnel, in exchange for which we benefit from the experience and services of these highly qualified individuals. For a more detailed description of these consulting and secondment agreements see Item 10 C. “Material Contracts.”

•	We are party to a number of agreements with Slovak Telecom for the rental of analog lines, the rental of digital lines and the rental of radio relay routes. We have been leasing these transmission facilities from Slovak Telecom since 1997 in order to interconnect the various elements of our GSM network throughout the Slovak Republic. These agreements are entered into in the normal course of business.

In addition to the foregoing, we are in direct competition with Slovak Telecom in the provision of managed data network services and as a provider of mobile telephony services we compete indirectly for customers with Slovak Telecom’s fixed-line telephony services. See Item 3D. “Risk Factors—Risks Relating to Our Shareholders—We Compete with Our Majority Shareholder.”

Critical Accounting Policies

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires our management to establish accounting policies and to make estimates and assumptions that affect the reported amounts of income, assets and liabilities. These accounting policies include the method used to recognize activation revenues, account for our costs incurred to secure our UMTS license, evaluate the impairment of long-lived assets, and determine the recoverability of deferred tax assets.

Recognition of Activation Revenues.    We earn revenue from the provision of mobile services, from the activation of new mobile phone contracts as well as from the sale of mobile telephone equipment. Mobile service revenue is earned by providing access to the network (access revenue) and for the use of the network (airtime revenue). Access revenue for post-paid customers is billed once a month in advance and is recognized when the service is rendered. Airtime revenue for post-paid customers is billed one month in arrears and is recognized in the period in which the airtime is used. Airtime revenue for pre-paid customers is billed up front and is recognized in the period in which the airtime is used. During 2002, we revised the average customer life of our pre-paid customers from 13 to 18 months in response to changes in customer behavior as well as a change in our definition of “pre-paid customers.” As further described under “Revenue” in this Item 5 of this report, we revised the definition of “pre-paid customer” to include all customers with a valid SIM card, irrespective of whether they have credit remaining in their pre-paid accounts. We determine this customer relationship period based on actual historical results. Revenue from equipment sales to customers is recognized at the time of sale. Activation revenues and the costs related to the activation are deferred and amortized over the average expected life of the customer relationship; activation costs that exceed the activation revenues are expensed as incurred.

UMTS License.    Effective July 16, 2002, we were awarded a license to implement and operate a public mobile telecommunication network based on the UMTS standard. This license also grants us the control over the necessary radio frequencies to operate the UMTS service. Under the terms of this UMTS license, we will be able to take control of these frequencies no later than September 30, 2003. Once we control the frequencies, we will be obligated to launch commercial UMTS services within 30 months. Our UMTS license is valid through the year 2022, after which we have the option to request an extension.

In 2002, we paid the license fee for the UMTS license in two installments: Sk500 million in August and Sk999 million in December, bringing the total fee paid to date for the UMTS license to Sk1.499 billion. It is our policy to recognize licenses as intangible assets when we assume control of the related frequencies. Payments made for licenses prior to our taking control of related UMTS frequencies are accounted for as pre-payments. Amortization of the licenses commences on the date of the commercial launch of the network, which utilizes the awarded frequencies. Where the carrying amount of the pre-payment is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

Impairment of Long-Lived Assets.    Property and equipment and other non-current assets and intangibles are reviewed for impairment losses whenever changes in circumstance indicate that their carrying amount may not be recoverable. Assets whose carrying values exceed their recoverable amount are written down to an amount determined by discounting the net future cash flows we expect the asset to generate. As the result of a review of the future cash flows we expect the NMT business to generate, we recorded an impairment provision of Sk60 million against the carrying value of the NMT assets and a further proportionate impairment provision of Sk112 million against the carrying value of the 450MHz spectrum used to provide NMT services. Both these charges are recorded in our depreciation and amortization expenses for 2002. The recoverable amount of the NMT cash-generating unit is the higher of either the net selling price of the unit or its value in use. In the case of the NMT cash-generating unit, the higher amount was the value in use, which was determined by discounting the anticipated cash flows of the unit, at a rate of 12.5%.

Deferred Tax Assets.    We recognize deferred tax assets as tax loss carry-forwards to the extent that it is probable that we will realize the related tax benefit through the future taxable profits. Under Slovak tax law, a company may accumulate as carry-forwards, tax losses with respect to the three consecutive years immediately proceeding the year for which the company records taxable income. The tax loss carry-forwards can then be offset in equal installments against taxable income over five years. Tax loss carry-forwards recorded as of December 31, 2002 represent the tax losses accumulated in the years ended December 31, 1999, 2000 and 2001, minus a proportionate amount of taxable losses attributable to year ended December 31, 2002, which was offset against the profit generated in accordance with Slovak tax law. We expect to offset our current tax loss carry-forwards evenly against our current and future taxable profits for the years 2002 through 2006. The deferred tax asset we recognized with respect to the tax loss carry-forwards was based on our estimates of our future taxable profits in the relevant tax jurisdiction. Any tax loss that exceeds the taxable profits to be offset in any of the years 2002 to 2006 would become non-deductible. In addition, in order to be permitted to offset tax losses against future taxable profits, we are obligated by Slovak tax law to acquire tangible fixed assets in an amount equal to, or in excess of, the amount of any tax losses we seek to offset. If we can implement our current business plan and its forecasts for taxable profits and capital expenditure, we expect to generate sufficient taxable profits in each of the years 2003 through 2006, to recover the current deferred tax asset in full.

Recent Pronouncements—Asset Retirement Obligation.    In June 2001, the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Accounting Standards (“FAS”) No. 143, “Accounting for Asset Retirement Obligation” (“FAS 143”). FAS 143 addresses the accounting for legal obligations arising from the retirement of all long-lived tangible assets. Under FAS 143, a company is required to recognize all obligations associated with the retirement of any long-lived tangible assets. We are in the process of finalizing our review of all obligations that might result from the retirement of long-lived assets prior to the end of their useful life by, for example, sale, abandonment, or other disposal in accordance with U.S. GAAP.

Recent Pronouncements—Accounting for Revenue Arrangements with Multiple Deliverables.    In November 2002, the Emerging Issues Task Force issued a final consensus on Issue 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” Issue 00-21 provides guidance on how and when to recognize revenues on arrangements requiring delivery of more than one product or service. Issue 00-21 is expected to be in effect with respect to arrangements entered into in fiscal periods beginning after June 15, 2003. Companies may also elect to apply the provisions of Issue 00-21 to existing arrangements and record the income statement impact as the cumulative effect of a change in accounting principle. We are evaluating Issue 00-21 to determine the impact on our results of operations.

C.     Research and Development, Patents and Licenses, etc.

Research and Development

We procure the technology, hardware and software necessary for the operation of our business from suppliers through sublicenses and framework, purchase or supply agreements. We do not develop any material software applications and are not engaged in any research in the field of telecommunication technology. Our capital expenditure for research and development is minimal and is not expected to have any material effect on our financial condition or the results of operations in the foreseeable future.

Licenses

Based on changes in the regulation of the telecommunication industry in the Slovak Republic under the new Telecommunications Act, the Telecom Office granted us a new License No. 8396/2000, which superseded all of our previous licenses. This license is valid until August 30, 2011, and can be extended for up to an additional ten years by the Telecom Office at its discretion. In 2000, we paid Sk24.3 million in fees in connection with all of our telecommunications licenses.

Effective July 16, 2002, we were awarded a license to implement and operate a public mobile telecommunication network based on the UMTS standard. This license also grants us control over the necessary radio frequencies to operate the UMTS service. Under the terms of this UMTS license, we will be able to take control of these frequencies by no later than by September 30, 2003. Once we control the frequencies, we will be obligated to launch commercial UMTS services within 30 months. As of the date of this annual report, we do not provide any commercial services using the UMTS standard. Our UMTS license is valid through the year 2022, after which we have the option to request a renewal of the license, which the Telecom Office may grant, at its sole discretion, for an additional period of up to 10 years. In addition to the fees of Sk1.499 billion paid to obtain the license, we will have to pay an annual UMTS license fee of 0.08% of our revenues from UMTS services.

We currently do not expect any significant capital expenditure for the implementation of UMTS services in the year 2003 and we will monitor demand for UMTS services in the future and will adjust our capital expenditures with respect to UMTS services accordingly.

The following are EuroTel’s main agreements containing provisions relating to the granting of licenses:

(1)	a Framework contract for the Supply And Procurement Of Services And Complementary Equipment between EuroTel and Comverse Network Systems Ltd.;

(2)	a Supply Agreement with Login a.s.; and

(3)	an Agreement for the Supply of Intelligent Network Solution with Siemens s.r.o. Slovak Republic.

The provisions in these agreements pertaining to the granting of a license are predominantly related to the use of software. None of these provisions govern the use of any trademark.

D.     Trend Information

In our market, the number of new customer connections is generally greater during the second half of the calendar year than it is during the first half. This is primarily due to increased sales as a result of the promotions we run in summer and during Christmas season. Therefore, our revenues from fees and from the sale of mobile handsets and accessories, and the corresponding aggregate cost of sales of mobile handsets and accessories and dealer commissions, have generally been greater during the second half of the calendar year than during the first half. It is difficult, however, to predict whether the seasonality of new customer connections will follow the same pattern in the future.

In the first two months of 2003, the Slovak telecommunications market showed the traditional decrease in customer additions as compared to the two months leading up to Christmas. Our customer additions were slightly below management’s expectations for the first two months of 2003.

Average revenue per user and billable minutes of use approximated management’s expectations for January and February 2003, while churn slightly exceeded our expectations. This was due primarily to the large number of customers we added in fourth quarter of 2002.

Cautionary Statement Regarding Forward-Looking Statements

Certain portions of this section and other parts of this annual report contain forward-looking statements. We may also make written and/or oral forward-looking statements in our periodic reports to the Securities and Exchange Commission, our annual report to shareholders, future offering circulars and prospectuses, press releases and other written materials as well as in oral statements made by officers, directors or employees to third parties, including financial analysts. Statements that are not historical facts, including statements about beliefs and expectations, are forward-looking statements. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “are comfortable with,” and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are based on current plans, estimates, and projections, and you should, therefore, not rely on them unduly. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of these statements in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those anticipated in any forward-looking statement. These factors include, among others:

1.	our ability to maintain and strengthen our competitive position in the Slovak Republic. Whether we will succeed in this regard will depend on our ability, among other things:

a.	to protect and enhance our reputation for maintaining a high standard in telecommunication services;

b.	to secure and maintain long-term contract customers on attractive terms;

c.	to maintain and enhance revenues despite declining prices and increasing competitive pressure;

d.	to continue to invest in state-of-the-art technology in order to be able to provide competitive quality service at competitive prices; and

e.	to successfully develop and market new products and services in accordance with trends in the industry as well as the demands of our customers;

2.	our reliance on other companies, such as our major suppliers;

3.	our ability to recruit and retain high-quality personnel, including senior management;

4.	currency fluctuations in the key currencies in which we do business, including, for example, the Slovak Crown, Euros and U.S. dollars;

5.	changes in the law, particularly the tax laws and the regulatory framework governing the telecommunications industry of the Slovak Republic; and

6.	changes in accounting principles or standards in the United States and changes affecting the IAS, as well as changes in the accounting-related rules or regulations promulgated by the Securities and Exchange Commission, which may affect our financial reporting.

Item 6:    Directors, Senior Management and Employees

A.    Directors and Senior Management

As a Slovak joint-stock company, we are managed by a board of directors and by executive officers, who are appointed by the board of directors. In accordance with Art. 10, Sec. 2 and 3 of our Restated and Amended Articles of Association (the “Articles of Association”), the members of the board of directors are elected by our shareholders for a five-year term and can be reelected for multiple terms. Pursuant to the Restated and Amended Shareholders Agreement entered into among our shareholders in November 1996 (the “Shareholder Agreement”), Slovak Telecom nominates three of the five candidates for election to the board of directors and AWBV nominates the remaining two candidates.

In accordance with Slovak law, a supervisory board oversees both our general business and the board of directors. The members of the supervisory board are elected for a term of up to five years. In accordance with our Articles of Association, the supervisory board consists of six members. Our shareholders elect four members of the supervisory board. Our employees nominate and elect the remaining two members of the supervisory board.

The board of directors has appointed three company procurators, any two of whom, acting jointly, are empowered to act on behalf of the Company to the extent permissible by the Slovak Commercial Code and in accordance with the requirements set forth by the Commercial Code.

There is no provision of our Articles of Association that requires that a major shareholder, customer or supplier be elected as director or member of senior management. However, pursuant to the Shareholder Agreement, the chief executive officer shall be nominated by Slovak Telecom, for so long as Slovak Telecom holds more than 50% of the total outstanding shares and the chief operating officer and chief financial officer shall be nominated by AWBV, for so long as AWBV holds more than 33 1/3% of the total outstanding shares. Pursuant to Section 6.2(a) of the Shareholder Agreement, the rights of both Slovak Telecom and AWBV to nominate managers are transferable to any person or entity to which either of these shareholders may transfer their respective shareholdings in accordance with the terms of the Shareholder Agreement.

Board of Directors

Set forth below are the names of the members of our board of directors followed by a short biography of each of them:

Name	Age	Nominated by	Position	Current Term
Michael Guenther	58	Slovak Telecom	Chairman	2000–2005
Rahul N. Saxena	48	Atlantic West B.V.	Vice Chairman	2001–2006
Fridbert Gerlach	46	Slovak Telecom	Member	2001–2006
Peter Stropko	36	Slovak Telecom	Member	2002–2007
Robert L. Lewis	54	Atlantic West B.V.	Member	2000–2005

Michael Guenther was elected to EuroTel’s board of directors as a nominee of Slovak Telecom in October 2000. He was elected chairman of EuroTel’s board of directors in October 2002 to replace Mr. Ladislav Mikuš, who resigned from his position. Mr. Guenther is a member of the board of management of T-Mobile International AG (“TMO”). As such, he is responsible for managing TMO’s and Deutsche Telecom’s mobile communication holdings in Central and Eastern Europe since September of 2001. He was the chief financial officer of TMO from January of 2000 until August of 2001. Prior thereto, from September 1997, Mr. Guenther was the chief financial officer of T-Mobile Deutschland GmbH, TMO’s German mobile communications operator. In 1996, Mr. Guenther was responsible for finance and controlling at Deutsche Telekom’s Business Customer Division. From 1993 to 1996, he was a finance director with Deutsche Telekom’s DeTeSystem subsidiary. From 1987 to 1993, Mr. Guenther was a board member of Phillips Kommunikations Industrie AG in Nuremberg, where he was responsible for, finance, accounting and information technology. Mr. Guenther began his professional career in 1971 with the Phillips Group, where he was a business manager in various divisions. Mr. Guenther studied Business Administration at the Universities of Berlin and Hamburg, where he received a degree as “Diplom-Kaufmann.”

Rahul N. Saxena was elected to EuroTel’s board of directors as a nominee of AWBV in March of 2001. He is presently the vice chairman of EuroTel’s board of directors. Mr. Saxena is the head of Verizon Communication Inc.’s European mobile and wire-line operations. Mr. Saxena has over 18 years of experience in the telecommunications industry ranging from strategic business planning and business development to operations. Since 1992, Mr. Saxena has played key roles in international business development and startup operations on behalf of Bell Atlantic and Verizon in the Czech Republic, the Slovak Republic, Indonesia and Italy. Before joining Bell Atlantic, Mr. Saxena worked with the British management consulting firm PA Consulting Group based in Princeton, New Jersey. Prior to that, he worked for AT&T in New Jersey, where he began his professional career. Mr. Saxena studied economics and holds a Ph.D and a M.Phil in Economics from Columbia University. In addition, Mr. Saxena holds a B.A. (with honors) from St. Stephens College, Delhi University.

Fridbert Gerlach was elected to EuroTel’s board of directors as a nominee of Slovak Telecom in July 2001. Mr. Gerlach joined Deutsche Telekom AG in 1999 as vice president, regional build-up and integration in the Regions Central and Eastern Europe, Middle East. He has held the position of senior executive vice president for the regions of Central and Eastern Europe as well as Middle East since June 2001. Before joining Deutsche

Telekom in 1999, Mr. Gerlach worked as director for international joint ventures at T-Mobile. From 1987 to 1997 he held several management positions within the international division of Alcatel SEL AG in Stuttgart, Germany. After graduating in telecommunications from Aachen University in 1983, he remained in Stuttgart to work as an electrical engineer until 1987, while completing his studies in business administration.

Robert L. Lewis was elected to EuroTel’s board of directors as an AWBV nominee in October 2000. Concurrently, he serves on the board of several other AT&T wireless joint ventures including Eurotel Praha in the Czech Republic, Far EasTone in Taiwan and Birla/AT&T in India. From 1995 to 1998 he was the AT&T Wireless Services vice president of international development and operations, based in London and responsible for Europe, the Middle East and Africa. Prior to that, Mr. Lewis was Western Regional vice president for marketing, distribution and customer service at AT&T Wireless Services from 1994 to 1995 and held a similar position at McCaw Cellular Communications Inc. from 1991 to 1994. From 1986 to 1991, Mr. Lewis held a number of senior management positions with McCaw Cellular Communications Inc., and from 1971 to 1985 he held various senior management positions with the Xerox Corporation. Mr. Lewis received an Executive Master of Business Administration degree from the University of Washington and a Bachelor of Sciences degree in Management from Santa Clara University in California.

Peter Stropko was elected to EuroTel’s board of directors as a nominee of Slovak Telecom in October 2002. Mr. Stropko has been a member of the board of directors of Slovak Telecom since 2000 and has been working at Slovak Telecom for over 10 years, holding a variety of positions in the area of fixed network distribution. Currently he holds a senior management position, where he is responsible for fixed network maintenance.  Mr. Stropko is a graduate of both the Information Technology program and Bachelor of Science program (with a major in Economy) at the Technical University of Košice.

Supervisory Board

Set forth below are the names of the members of our supervisory board followed by a short biography of each of them:

Name	Age	Nominated by	Position	Current Term
Rastislav Pavlík	29	Slovak Telecom	Member	2003–2008
Luigi Franco Pinna	48	Atlantic West B.V.	Member	2002–2007
Farshid Ebrahimi-Ghajar	45	Atlantic West B.V.	Member	2000–2005
Pavol Gašpar	56	Employees	Member	1999–2004
Beáta Lacíkova	36	Employees	Member	1999–2004
Mark von Lillienskiold	57	Slovak Telecom	Member	2000–2005

Rastislav Pavlík was elected to EuroTel’s supervisory board as a nominee of Slovak Telecom in March 2003. Mr. Pavlík has been employed as head of the sub-department for portal administration and development at Slovak Telecom since 2001. Prior to joining Slovak Telecom, Mr. Pavlík worked at the insurance company UNIQA Poistovna, a.s. in the commerce division. He received a Master of Arts degree from Comenius University in Bratislava.

Farshid Ebrahimi-Ghajar was elected to EuroTel’s supervisory board as an AWBV nominee in May 2000. He joined EuroTel in February 2000 as acting chief operating officer and in May 2000, he was appointed chief technical officer. From 1998 to February 2000, Mr. Ebrahimi-Ghajar was an associate director with Bell Atlantic International Wireless, a division of Bell Atlantic, where he worked as a GSM engineering advisor in both the Czech Republic and Indonesia. Prior to joining Bell Atlantic International Wireless, Mr. Ebrahimi-Ghajar worked at Air Touch Communications, Inc. for 16 years, where he served in a variety of positions in the Engineering Department, including as chief engineer, a position he held from 1995 to 1997. Mr. Ebrahimi-Ghajar received his Master of Sciences degree in Engineering from the University of California at Berkeley.

Pavol Gašpar was elected to EuroTel’s supervisory board as a nominee of EuroTel employees in August 1999. He joined EuroTel in 1991 and is currently a senior employee in the operations and engineering department. Mr. Gašpar graduated with a degree in civil engineering from the Slovak Technical University in Bratislava in 1969.

Beáta Lacíkova was elected to EuroTel’s supervisory board as a nominee of the employees in September 1999. She is currently the head of EuroTel’s data department’s financial administration unit. Ms. Lacíkova graduated from the School of Chemistry and Technology of the Slovak Technical University in Bratislava in 1989 and from the City University of Bratislava in 1998.

Mark von Lillienskiold was elected to EuroTel’s supervisory board as a nominee of Slovak Telecom in October 2000. Mr. von Lillienskiold joined Deutsche Telekom in 1994 as an executive officer for international finance. He currently serves as senior executive vice president and chief financial officer of Slovak Telecom. From 1994 to 2000, he served as chief executive officer at Mátav, Hungarian Telecommunications Company Ltd., where he had also been a member of the operating committee since 1994 and a member of the executive committee and board of directors since 1996. From 1991 to 1993, he worked for an affiliate of Banco Latino/ Lauria Group as a vice president of finance. From 1986 to 1991, Mr. von Lillienskiold was employed with a subsidiary of the B.A.T. Group, where he served as a finance manager in Venezuela from 1986 to 1988 and as a finance director and board member in Belgium from 1988 to 1991. Mr. von Lillienskiold began his professional career in 1977 at Bayer AG, where he held various positions including director, finance director and member of the board of various subsidiaries in several countries. Mr. von Lillienskiold received a Doctor of Law degree from the University of Bonn in 1975.

Luigi Franco Pinna was elected to EuroTel`s supervisory board as a nominee of AWBV in October 2002. He is currently a director at Verizon Communications International, Europe, headquartered in Milan, Italy. Mr. Pinna has 24 years of telecom experience, the last 10 of which were spent in international business development and analysis, and he played a key role in the assessment of foreign investment opportunities for Verizon and GTE, one of Verizon’s predecessor companies. Mr. Pinna holds a Master’s degree in Applied Economics from the University of California.

Executive Officers

Set forth below are the names of the members of our executive board followed by a short biography of each officer:

Name	Age	Position	Appointed
Robert Chvátal	34	Chief Executive Officer	2002
Ivan Bošňák	34	Chief Financial Officer	2002
Farshid Ebrahimi-Ghajar	45	Chief Technical Officer	2000
Milan Hain	40	Chief Information Officer	2000
Milan Vašina	33	Director of Marketing	2002
František Imrecze	30	Director of Sales	2003
Ján Pitoňák	30	General Legal Counsel	2000
Jana Staneková	39	Customer Service Director	1999
Reinhard Scheller	55	Strategic Planning Division Director	2001
Juraj Droba	32	Corporate Affairs Director	2002

Robert Chvátal joined EuroTel in April 2002 as chief executive officer. Prior to being appointed as EuroTel’s CEO, Mr. Chvátal served as marketing director at RadioMobil in the Czech Republic and sat on RadioMobil’s board of directors from April 1997 to April 2002. Before his appointment to RadioMobil, Mr. Chvátal worked as marketing manager for fragrances at Margaret Astor in the Czech Republic and later served as marketing director and member of the company’s board until April 1997. From 1992 to 1994, Mr. Chvátal worked at Procter & Gamble in brand management. Mr. Chvátal graduated from The Prague School of Economics in 1992.

Ivan Bošňák joined EuroTel in June 2000 as controller and in October 2000 he was also put in charge of the business planning and treasury departments as deputy chief financial officer. In August 2001, Ivan Bošňák was nominated as acting chief financial officer with overall responsibility for the finance division and in April 2002 he was appointed chief financial officer. From October 1998 to June 2000, Mr. Bošňák was head of corporate finance at Citibank Slovakia, where he worked on various financing transactions as well as mergers and acquisitions in the Slovak Republic. From 1993 to June 1998, Mr. Bošňák held positions of increasing responsibility in the audit and corporate finance departments of the accounting firms of Coopers & Lybrand and later PricewaterhouseCoopers. Mr. Bošňák received a Master of Sciences degree from Slovak Technical University in 1993 and is a licensed Certified Public Accountant in the United Kingdom.

Farshid Ebrahimi-Ghajar was elected to EuroTel’s supervisory board as an AWBV nominee in May 2000. He joined EuroTel in February 2000 as acting chief operating officer and in May 2000, he was appointed chief technical officer. From 1998 to February 2000, Mr. Ebrahimi-Ghajar was an associate director with Bell Atlantic International Wireless, a division of Bell Atlantic, where he worked as a GSM engineering advisor in both the Czech Republic and Indonesia. Prior to joining Bell Atlantic International Wireless, Mr. Ebrahimi-Ghajar worked at Air Touch Communications, Inc. for 16 years, where he served in a variety of positions in the Engineering Department, including as chief engineer, a position he held from 1995 to 1997. Mr. Ebrahimi-Ghajar received his Master of Sciences degree in Engineering from the University of California at Berkeley.

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

Ján Pitoňák joined EuroTel in August 2000 as general legal counsel. He is an attorney at law admitted to practice in the Slovak Republic. Prior to joining EuroTel, Mr. Pitoňák worked in the law offices of JUDr. Ružička and Čechová & Rakovský. Mr. Pitoňák graduated from the School of Law of Comenius University in Bratislava. In 2001, he obtained his degree of Juris Doctor from the University of Pavol Jozef Šafárik in Košice. During this time, as well as after graduation, Mr. Pitoňák attended several professional study courses in places such as Utrecht, the Hague, Rome and Warsaw.

Jana Staneková joined EuroTel in August 1991. She has been our customer service director since April 1999. Ms. Staneková also held various other positions with EuroTel, including that of customer service representative, prior to being appointed to her current position. Ms. Staneková received a degree in Industrial Engineering from the Slovak Technical University in Bratislava.

Juraj Droba joined EuroTel in January 2002 as director of corporate affairs. From 1996 to 2000, he was a co-founder and managing partner of the public relations firm Omnipublic Ltd., where he supervised major accounts. In 1991 and 1992, he studied sociolinguistics at Rijksuniversiteit Gent in Belgium. He received his MBA from the University of Pittsburgh in 2000 and his M.A. in public affairs from George Washington University in 2001, as a Fulbright scholar. During his stay in Washington, D.C., he worked for Ketchum Public Relations and APCO Worldwide.

Reinhard Scheller joined EuroTel in September 2001 as director of strategic planning. From 1996 to 2001 he worked for T–Mobile, the mobile affiliate of Deutsche Telekom AG, as vice president for International Business and later at T–Mobile International. Prior thereto, he worked for Alcatel, holding various management positions in Germany and France, as well as serving as CEO of Alcatel’s joint venture company in Hungary. Before joining Deutsche Telekom he was vice president of marketing and sales mobile communication at Alcatel Paris. Mr. Scheller completed his studies in electrical engineering, informatics and teletraffic theory at the University of Stuttgart in 1975. He continued to work as the head of a scientific research program and received a PhD in electrical engineering in 1980.

Milan Vašina joined EuroTel in July 2002 as director of marketing. From 1997 until he joined us, Mr. Vašina worked at RadioMobil in the Czech Republic, as manager for marketing communications from 1997 to 2000 and as marketing manager for the residential segment from 2001 to July 2002. Prior to joining RadioMobil, Mr. Vašina worked at RJ Reynolds as group brand manager for the Camel brand and at Benckiser as group brand manager. Mr. Vašina graduated from The Brno University of Agriculture, Faculty of Economics in 1993.

František Imrecze joined EuroTel in February 2002 as a sales manager for corporate customers. In January 2003, he was appointed director of sales. From 1999 until joining EuroTel, he was the manager of the banking and finance market segment at Oracle Slovakia. Prior to that, Mr. Imrecze worked for IT systems integrations provider APP Group in Prague, holding the position of sales director for retail and manufacturing customers in the Czech Republic and the Slovak Republic. Mr. Imrecze graduated from the University of Economics in Bratislava, Faculty of Commerce.

Procurators

Name	Age	Position	Appointed
Robert Chvátal	34	Chief Executive Officer	2002
Ivan Bošňák	34	Chief Financial Officer	2002
Ján Pitoňák	30	General Legal Counsel	2001

Robert Chvátal joined EuroTel in April 2002 as chief executive officer. In April 2002, he was also appointed as procurator of the Company. Prior to being appointed as EuroTel’s CEO, Mr. Chvátal served as marketing director at RadioMobil in the Czech Republic and sat on RadioMobil’s board of directors from April 1997 to April 2002. Before his appointment to RadioMobil, Mr. Chvátal worked as marketing manager for fragrances at Margaret Astor in the Czech Republic and later served as marketing director and member of the company’s board until April 1997. From 1992 to 1994, Mr. Chvátal worked at Procter & Gamble in brand management. Mr. Chvátal graduated from The Prague School of Economics in 1992.

Ivan Bošňák joined EuroTel in June 2000 as controller and in October 2000 he was also put in charge of the business planning and treasury departments as deputy chief financial officer. In August 2001, Ivan Bošňák was nominated as acting chief financial officer with overall responsibility for the finance division and in April 2002 he was appointed chief financial officer and procurator of the Company. From October 1998 to June 2000, Mr. Bošňák was head of corporate finance at Citibank Slovakia, where he worked on various financing transactions as well as mergers and acquisitions in the Slovak Republic. From 1993 to June 1998, Mr. Bošňák held positions of increasing responsibility in the audit and corporate finance departments of the accounting firms of Coopers & Lybrand and later PricewaterhouseCoopers. Mr. Boňák received a Master of Sciences degree from Slovak Technical University in 1993 and is a licensed Certified Public Accountant in the United Kingdom.

Ján Pitoňák joined EuroTel in August 2000 as general legal counsel and was appointed procurator of the Company in July 2001. He is an attorney at law admitted to practice in the Slovak Republic. Prior to joining EuroTel, Mr. Pitoňák worked in the law offices of JUDr. Ružička and Čechová & Rakovský. Mr. Pitoňák graduated from the School of Law of Comenius University in Bratislava. In 2001, he obtained his degree of Juris Doctor from the University of Pavol Jozef Šafárik in Košice. During this time, as well as after graduation, Mr. Pitoňák attended several professional study courses in places such as Utrecht, the Hague, Rome and Warsaw.

B.    Compensation

In 2002, we paid the following amounts in compensation to the members of our supervisory board and to our executive officers:

(Slovak Crowns)
Payments in salaries and bonuses	34,111,736
Payments in pension plan contributions(1)	935,531

(1)	EuroTel does not participate in any social security or pension plans beyond the statutory requirements. See Note 25 to the consolidated financial statements on page F-28.

In addition, some of our executive officers receive payments directly from the respective shareholders, who second them to us or provide us with their services as consultants. We have an obligation to reimburse these shareholders for any such direct payments. See Item 6C. “Board Practices—Secondment Agreements” below. The aggregate amount of these obligations to our shareholders was Sk41.4 million for the year ended December 31, 2002. With a limited number of exceptions(8), none of our directors or managers is entitled to a benefits package upon termination of their employment or respective term.

C.    Board Practices

Employment Agreements

EuroTel uses two standard-form employment contracts for its employees. One form is used for members of senior management and the other form is used for employees below senior management level. Both forms contain all material information required by the Slovak Labor Code as well as the specific individual terms and conditions agreed to by the parties.

Secondment Agreements

Our shareholders second certain of our managers to us pursuant to secondment agreements. Seconded managers remain the employees of the respective shareholder, which pays their salary, social security and other benefits. We, in turn, reimburse the shareholder for the cost of these secondments.

Committees

Our board of directors created two standing committees in 2001. Based upon a decision by the board of directors adopted on May 18, 2001, an audit and finance committee was established in July 2001. The primary purpose and function of the audit and finance committee is to assist the board of directors in fulfilling its oversight responsibilities, reporting, and audit functions as well as its duties in ensuring appropriate internal control mechanisms.

(8) (a)	As part of his negotiated employment contract, our chief financial officer is entitled to 6 months’ salary in severance pay in the event he is removed from his position and his employment with the Company is subsequently terminated, except if the termination occurs for cause.
(b)	Our marketing director and our sales director are both entitled to 6 months’ salary in severance pay in the event either of them are removed from their positions and their employment with the Company is subsequently terminated, except if the termination occurs for cause.
(c)	Our general counsel is entitled to 9 months’ salary in severance pay in the event he is removed from his position and his employment with the Company is subsequently terminated, except if the termination occurs for cause.

Among other duties, the audit and finance committee

•	reviews all significant accounting and reporting issues and their impact on our financial statements;

•	reviews, together with management and our external auditors, the results of the audits;

•	reviews the annual financial statements and the related filings with the SEC and other regulatory filings;

•	considers the adequacy and effectiveness of the Company’s internal controls;

•	assesses the process adopted by the Company for identifying major risks to which the Company may be exposed and the verification that related control systems are adequate and effective;

The audit and finance committee must be composed of at least three members of the board of directors and the chairmanship of this committee rotates on a yearly basis between the respective shareholder representatives.

By a decision adopted on July 10, 2001, the board of directors also resolved to create a compensation committee. The compensation committee’s primary mandate is to oversee, review, and approve benefit and compensation guidelines as well as to make recommendations in this respect. The compensation committee is also entrusted with the task of monitoring the salaries and incentive packages of our employees and officers. Moreover, the compensation committee establishes the compensation structure for the Company’s senior managers, including the chief executive officer, and makes recommendations to the board of directors with respect to these managers’ compensation. Other tasks performed by the compensation committee include the ongoing review of the effectiveness of the systems designed for monitoring the compliance with laws and regulations in the area of human resources and the review of the findings of examinations conducted by the authorities with respect to the compliance with employment legislation.

The compensation committee is comprised of at least two members of the board of directors, one designated by each of our shareholders. The position of the chairman of the compensation committee rotates on a year-by-year basis between the respective shareholder representatives.

The table below sets forth the members of our audit and finance committee:

Name	Age	Position	Appointed
Rahul N. Saxena	48	Chairman	May 2001
Robert L. Lewis	54	Member	May 2001
Michael Guenther	58	Member	May 2001

The table below sets forth the members of our compensation committee:

Name	Age	Position	Appointed
Robert L. Lewis	54	Chairman	July 2001
Michael Guenther	58	Member	February 2002

D.    Employees

The table below sets forth the number of employees in each of our departments as of December 31 of each of the following years. In 2002, we revised our definition of “employees” for reporting purposes. Under the new definition, we now include part-time and temporary employees we hire directly or through personnel agencies in our total number of employees. Our part-time and temporary employees are factored into our aggregate total of employees using a full-time equivalence based on a 40-hour work week:

	As of December 31,
	2000	2001	2002
Operations and engineering	260	289	309
Customer service	219	261	308
Marketing and sales	195	208	259
Finance and administration	122	139	162
Executive and legal	19	26	26

Number of employees—directly employed	815	923	1,064

Number of part-time and temporary employees	52	102	92
Number of employees at period end	867	1,025	1,156

The number of employees set forth above also includes our chief executive officer, chief technical officer and strategic planning division director, who are currently seconded to us by our shareholders. All our employees are employed, and have their principal place of business, in the Slovak Republic.

There are no collective bargaining agreements in place between EuroTel and its employees, and EuroTel’s employees are not unionized. As an employer in the telecommunications industry, EuroTel is a member of the Union of Transportation, Posts and Telecommunications Employers. As such, we are a party to a “higher level collective bargaining agreement.” Being a party to this “higher-level collective bargaining agreement” puts us in a stronger negotiating position with any trade union our employees may decide to form in the future. Our management has enjoyed a positive relationship with our employees to date, without any previous history of work stoppages or strikes.

E.     Share Ownership

EuroTel’s total number of issued and outstanding ordinary shares as of December 31, 2002 was 3,561,470, of which 1,816,350 were held by Slovak Telecom and 1,745,120 were held by AWBV. Issued and outstanding preferred shares totaled 172,230 as of December 31, 2002. Slovak Telecom holds all of our outstanding preferred shares. Each class of shares carries one vote per share. The economic rights of the holders of preferred shares are limited to the distribution of a preferred dividend of Sk1.00 per share prior to the payment of any dividends to the holders of ordinary shares. The holders of ordinary shares have a right to a proportionate share of our profits whenever we declare dividends that we are permitted to distribute pursuant to Slovak law and our contractual obligations. This structure of preferences results in asymmetric percentage holdings by our shareholders with respect to the economic interests in EuroTel (as expressed by the potential dividends) as compared to the voting rights in EuroTel (based on the number of shares owned).(9) Slovak Telecom holds an economic interest of 51% and 53% of the voting rights in EuroTel.

(9)	This asymmetry originates from the time of formation of the joint venture between Slovak Telecom and AWBV, when the then applicable requirements of Slovak law mandated that Slovak Telecom hold the controlling interest in EuroTel. In order to comply with the legal requirements, while being able to attribute the economic interests in the Company in accordance with the parties’ intentions, the class of preferred shares was introduced to split the percentage ratios into a ratio of voting rights and a separate ratio of economic interests.
(10)	These numbers have been rounded for convenience purposes. Using the exact percentages of shareholdings, Slovak Telecom held 51.0000084235% of the economic interest and 53.2603% of the voting rights and AWBV held 48.9999915765% of the economic interest and 46.7397% of the voting rights in EuroTel.

Conversely, AWBV holds a 49% economic interest and 47% of the voting rights in EuroTel.(10)

We have not issued any employee shares. None of the persons listed in Item 6A above owns any shares of the Company.

Item 7:     Major Shareholders and Related Party Transactions

A.     Major Shareholders

At the time of its formation, EuroTel Bratislava, a.s., issued two classes of shares: ordinary shares and preferred shares.

The total number of ordinary shares issued and outstanding at December 31, 2002 was 3,561,470, of which 1,816,350 were issued to Slovak Telecom and 1,745,120 were issued to AWBV. The total number of preferred shares issued and outstanding as of December 31, 2002 was 172,230, all of which were issued to Slovak Telecom. Each class of shares has a nominal value of Sk1,000 per share and carries one vote per share. As a result of the fact that the preferred shares are only entitled to a preferred dividend of Sk1.00 per share, the shareholdings in EuroTel as of December 31, 2002 were as follows:

	Economic interest*	Voting rights*
Slovak Telecom	51%	53%
AWBV	49%	47%

*	The percentage figures are rounded for purposes of convenience throughout this document. For the exact percentages of share ownership see Item 6E. “Share Ownership.”

On December 19, 2000, our board of directors agreed to capitalize all outstanding shareholders’ loans and interest accrued thereon through December 31, 2000, with an aggregate value of approximately Sk3,059 million, into ordinary share capital of the Company, effective as of January 1, 2001. The capitalization was completed at a shareholders’ meeting on March 22, 2001. As a result of this transaction, the total number of ordinary shares authorized, issued and outstanding at December 31, 2001 was 3,561,470, of which 1,816,350 were issued to Slovak Telecom and 1,745,120 were issued to AWBV. The total number of authorized, issued and outstanding preferred shares remains 172,230, all of which are held by Slovak Telecom.

This issuance of new shares to the shareholders occurred on a pro rata basis and, therefore, had no effect on the ownership of the economic interest of the respective shareholder in EuroTel. As, however, only ordinary shares were issued and the number of preferred shares remained unchanged, there was a shift in the percentage of voting rights in favor of AWBV, which, prior to the capitalization of the shareholders’ loans, held approximately 40% of voting rights, while Slovak Telecom held the remaining approximately 60%.

Slovak Telecom

Slovak Telecom is the incumbent provider of national fixed-line public telephony services and international public telephony services in the Slovak Republic. Deutsche Telekom AG acquired 51% of Slovak Telecom on August 4, 2000. The Slovak Republic, through the MTPT, holds a stake of 34% of Slovak Telecom shares and the remaining 15% shares of Slovak Telecom are held by the National Property Fund.

Atlantic West B.V.

AWBV is a joint venture company owned by BAC International—The Netherlands B.V. and Media One International II B.V. BAC International is an indirect subsidiary of Verizon Communications Inc. Media One International II B.V. is an indirect subsidiary of AT&T Wireless Services Inc., which spun off from AT&T Corp. in July 2001. In addition to its ownership interest in EuroTel, AWBV also owns Eurotel Praha, spol. s r.o., a mobile telecommunications operator in the Czech Republic, in a partnership with Český Telecom.

Deutsche Telekom AG

Deutsche Telekom AG (Frankfurt, Amtlicher Handel: DTE / NYSE: DT) is Europe’s largest telecommunications company, covering the entire spectrum of modern telecommunication services through its four subsidiaries or divisions listed below:

•	mobile communications (T-Mobile International);

•	internet access (T-Online International);

•	data services (T-Systems International); and

•	network access services (T-Com).

In addition to its ownership interest in Slovak Telecom, Deutsche Telekom AG directly or indirectly holds interests in mobile providers in Hungary and Croatia. Through T-Mobile International, Deutsche Telekom AG wholly owns the subsidiaries T-Mobile Deutschland (in Germany), T-Mobile Austria, T-Mobile UK, T-Mobile USA (in the United States) and T-Mobile Netherlands. T-Mobile International also holds a majority interest in the Czech mobile operator RadioMobil, in addition to ownership interests in mobile operators in Russia (“MTS”) and Poland (“Era/GSM”). As a result of this portfolio of direct and indirect equity interests, Deutsche Telekom AG has established an international presence spanning 16 mobile telephony markets. Deutsche Telekom AG has reported revenues in excess of €53 billion for 2002.

Verizon Communications Inc.

Verizon Communications Inc. (NYSE: VZ) is one of the world’s leading providers of communications services. Verizon companies are the largest providers of wire-line and wireless communications in the United States, with 135.8 million access line equivalents and 32.5 million Verizon Wireless customers. Verizon is also the largest directory publisher in the world. With more than US$67 billion in annual revenues and 229,500 employees in 2002, Verizon’s global presence extends to more than 30 countries in the Americas, Europe, Asia, and the Pacific.

AT&T Wireless Services, Inc.

AT&T Wireless Services, Inc. (NYSE: AWE), is the second largest wireless carrier in the United States, based on revenues, delivering advanced high-quality mobile wireless voice or data communications services, to businesses and consumers in the major markets of North America.

In addition to its ownership interest in AWBV, AT&T Wireless owns minority interests in wireless carriers in a number of countries including Canada, the Czech Republic, India, and Taiwan and has entered into a strategic alliance with NTT DoCoMo (in Japan). AT&T Wireless had 20,859 million subscribers as of December 31, 2002 and full-year 2002 revenues exceeded US$15.6 billion, 93% of which resulted from service revenues.

B.     Related Party Transactions

In the ordinary course of business, we purchase certain telecommunications services from, and sell certain services to, Slovak Telecom. EuroTel is also a party to a number of lease agreements with Slovak Telecom, such as, for example, the lease of base stations, non-residential real property and fixed telecommunications lines. Our business transactions with AWBV and T-Mobile International AG & Co. KG consist of consulting agreements and secondments agreements we have entered into with these shareholders. Under these agreements AWBV and T-Mobile International AG & Co. KG provide us with certain consulting services and second certain of their employees to us in exchange for the payment of management fees and the internal costs of these services.

In addition, EuroTel purchases and sells, in the ordinary course of business, a number of telecommunications services from the following subsidiaries, associated companies and joint ventures to which our shareholders are also parties:

•	Eurotel Praha spol. s r.o. and RadioMobil a.s., in the Czech Republic;

•	T-Mobile Deutschland GmbH (f/k/a DeTeMobile Deutsche Telekom MobilNet GmbH) and Vodafone Mobilfunk GmbH (f/k/a Mannesmann Mobilfunk GmbH), in Germany;

•	T-Mobile in Austria;

•	T-Mobile in The Netherlands;

•	T-Mobile in the UK;

•	T-Mobile in the USA;

•	Westel Mobil TeleCommunications Company in Hungary;

•	HT Mobile Communications in Croatia;

•	PRAGONET, a.s., in the Czech Republic;

•	Mobile TeleSystems in Russia;

•	Ukrainian Mobile Communications in Ukraine;

•	Vodafone Omnitel in Italy; and

•	Polska Telefonia Cyfrowa Sp Zoo (“PTC”), in Poland.

All of our transactions and business dealings with the aforementioned related parties are conducted at arm’s length and can be summarized as follows:

	Year ended December 31,			2 months ended February 28,
	2000	2001	2002	2003 (unaudited)
	(thousands of Sk)
Sales to Slovak Telecom	816,969	972,070	943,299	156,806
Purchases from Slovak Telecom	677,098	756,741	811,371	117,736
Lease expense paid to Slovak Telecom	38,337	41,255	35,260	5,317
Sales to Eurotel Praha	69,963	83,361	83,285	11,796
Purchases from Eurotel Praha	34,018	33,470	43,035	5,853
Sales to other related parties	87,504	102,326	139,165	30,809
Purchases from other related parties	48,964	53,410	85,923	14,174
Management fees(1) paid to AWBV	37,841	33,476	22,360	1,144
Management fees(1) paid to T-Mobile	—	3,744	19,008	3,971
Directors and management fees	12,512	17,842	35,047	4,396

(1)	Including fees for secondments.

Contrary to prior years, we no longer carry any long-term loans from our shareholders. At a general meeting of the shareholders on March 22, 2001, our shareholders approved the capitalization of US$64.5 million in outstanding debt from shareholders and interest accrued thereon in exchange for 2,796,000 ordinary shares of EuroTel, thereby reducing the outstanding balance of long-term shareholder debt to zero. See Note 12 to the financial statements attached to this annual report for a more detailed description of this capitalization.

Transactions with SWFC B.V.

Loan Agreement between Slovak Wireless Finance Company B.V. and EuroTel Bratislava, a.s.

Pursuant to this agreement, entered into on March 23, 2000, our subsidiary, Slovak Wireless Finance Company B.V., granted us a loan of €175 million at an interest rate of 11.25%, as set out in the Indenture. This Indenture was amended on September 14, 2000, providing for an increase in the interest rate to 11.55% until September 30, 2000, after which date the annual interest rate was set at 11.38%.

Transactions with AWBV

Contract on the Provision of Services between EuroTel and Atlantic West B.V.

Pursuant to this agreement, AWBV provides engineering services to EuroTel on a secondment basis. Under the terms of the agreement, Mr. Farshid Ebrahimi-Ghajar has been seconded to us as chief technical officer since May 1, 2000. This agreement can be terminated upon mutual agreement of the parties or if the secondment is no longer possible (e.g., Mr. Ebrahimi-Ghajar terminates his employment with our shareholder) and is governed by the laws of the Slovak Republic. This agreement expired in June 2002 and as a result, Mr. Ebrahimi-Ghajar is currently put at our disposal by AWBV based on a verbal agreement on the same terms.

Verbal Agreement for the Provision of Services between EuroTel and Atlantic West B.V.

Under a verbal agreement between AWBV and EuroTel, Mr. Ivan Bošňák, who is hired by AWBV as an external consultant, was put at the disposal of EuroTel as acting chief financial officer until April 2002. While this arrangement was not formally documented, it was in essence identical in its terms to the contract for the provision of services entered into by EuroTel and AWBV with respect to Mr. Ebrahimi-Ghajar. Mr. Bošňák was appointed chief financial officer and was hired as a full-time employee of EuroTel in October 2002, after which this verbal agreement became moot.

Transactions with Slovak Telecom

NMT and GSM Interconnection Agreements

The two interconnection agreements governing the interconnection of our NMT service and our GSM service, with the services of Slovak Telecom’s fixed-line network are the most significant agreements we currently have in place with this shareholder. See Item 10C. “Material Contracts” for a more detailed description of these interconnection agreements.

Connection Agreements For PDN, Non-PDN and Radio Relay Routes and Other Leased Line Agreements

In the normal course of our business as an operator of telecommunication services, we have entered into a number of agreements with Slovak Telecom with respect to the leasing of private data network lines, analog lines, digital lines and radio relay routes. We have been leasing these transmission facilities from Slovak Telecom since the respective inception of our NMT, GSM and MDNS services. Under these leases, we secure the interconnection throughout the Slovak Republic of certain of our NMT and GSM network elements as well as the necessary transmission capacity and the external telecommunications circuits required for our private data network. See Item 10C. “Material Contracts” for a more detailed description of the PDN and Non-PDN connection agreements.

Other Agreements with Slovak Telecom

In addition to the interconnection agreements and agreements relating to our private data network and other leased lines, we have entered into several other agreements with Slovak Telecom in the normal course of our telecommunication business. These other agreements include, in particular, leases of telecommunication equipment.

Transactions with Deutsche Telecom

Agreement on International Lease of Personnel Between EuroTel and T-Mobile International AG

This framework contract outlines the general terms and conditions on which certain expert personnel is put at our disposal by T-Mobile International AG. Pursuant to the general terms of this contract, T-Mobile International AG seconded Mr. Robert Chvátal to us, to serve as chief executive officer and Mr. Reinhard Scheller, to serve as director of strategic planning, respectively. The contract can be terminated by agreement of the parties and is governed by the laws of the Federal Republic of Germany. See Item 10C. for more information.

Effective March 18, 2003, T-Mobile International AG was transformed from a stock corporation to the limited partnership T-Mobile International AG & Co. KG, which assumed all rights and obligations of the stock corporation.

Transactions with other Related Parties

In the normal course of our business activities, we purchase and sell telecommunications services from a number of affiliated telecommunications companies. Most of the services purchased or sold relate to providing roaming capabilities to our mobile customers. Moreover, a number of the foreign operators we have roaming agreements with are subsidiaries or affiliates of some of our shareholders. For example, our roaming partners in the Czech Republic, Eurotel Praha spol. s r.o. and RadioMobil a.s, are owned in part by certain of our shareholders. As of December 31, 2002, we had 219 roaming agreements in 106 countries throughout Europe, North and South America, Asia, Africa and Australia. Of the twenty most significant roaming partners we have roaming agreements with, eleven are affiliated with us in some way.

C.     Interests of Experts and Counsel

Not applicable

Item 8:    Financial Information

A.    Consolidated Statements and Other Financial Information

See the consolidated financial statements, including the Notes thereto, and exhibits listed in Item 19 hereof and incorporated herein by this reference.

Legal and arbitration proceedings.    As of December 31, 2002, we had filed petitions with the relevant courts of competent jurisdiction against numerous delinquent customers for the payment of outstanding receivables in an aggregate amount of Sk228 million. We do not expect to recover any material amounts in connection with these claims.

As of December 31, 2002, there were two administrative proceedings initiated against us in front of the Antimonopoly Office of the Slovak Republic, based on a complaint by one of our customers lodged in 2001. We have successfully defended these claims to date and the appeals pertaining to them have been rejected by the Antimonopoly Office.

As of December 31, 2002, there was one administrative proceeding initiated against us by the Telecom Office for alleged breach of our GSM license. As a result of this proceeding, a fine was imposed on us. We have stopped performing the activities for which we were fined and we are seeking to achieve the annulment of the decision. Even if we are not successful, we do not expect any material adverse effect on our financial condition, results of operations or cash flows.

Throughout 2002 we were named as a defendant in numerous administrative proceedings initiated by the Slovak Trade Inspectorate, which were commenced based on complaints by our customers. All of these proceedings deal with straightforward customer complaints, typically encountered by service providers in any industry. As a result of these proceedings fines were imposed on us. We are seeking to reverse the decisions rendered against us, however, even if we fail, we do not expect any material adverse effects to our financial condition, results of operations or cash flows as a result.

B.     Significant Changes

On June 28, 2002, after participating in a tender for two UMTS licenses held in the form of a “beauty contest,” we were awarded a UMTS license which will allow us to provide so-called “third generation” mobile network services to our customers. In order to secure the UMTS license, we paid the license fee of Sk1.499 billion in two installments in 2002. In addition, we will be required to pay an annual fee of 0.08% from the UMTS services revenues once we launch commercial UMTS service.

As of December 31, 2002, there were two administrative proceedings initiated against us by the Telecom Office, the subject matter of which was to designate us as an operator with “significant market power” in the Slovak Republic. As a result of these proceedings, we were declared an operator with significant market power with respect to both mobile public telephony and public telephony in general. The first decision with respect to public mobile telephony services became effective early this year, after our appeal was dismissed. We expect our appeal with respect to mobile phones in general to be dismissed in the coming weeks. There are still remedies available against these decisions and we are currently seeking to invoke them, however, we do not expect them to have any effect on the enforceability of the decisions. There are no direct financial consequences arising out of these decisions, however, being designated as an operator with significant market power obligates us to comply with additional requirements set forth by the Telecom Act. In particular, we will be obligated to grant access to our network or to interconnect with other operators on a cost-oriented basis, which could have a significant impact on our financial condition, results of operations and cash flows, if other operators make use of this obligation in the future.

On January 1, 2003, the Slovak government implemented the cornerstone of full voice telephony liberalization when it liberalized access to the provision of wire-line service, which was formerly a monopoly of Slovak Telecom. More than 10 applicants were awarded a telecommunications license to operate fixed-line based services in the Slovak Republic, but none of them run material commercial operations to date. This liberalization of the wire-line telephony market could have a negative effect on us in as much as the Telecom Act obligates us to interconnect our network with any other network operator at cost-oriented prices, potentially reducing our margins in the event that multiple new operators enter the wire-line service market and request interconnection. On the other hand, based on the liberalization, we are no longer bound to use exclusively Slovak Telecom fixed- line network when routing traffic abroad. While we expect to continue to route the majority of our international traffic through Slovak Telecom, the liberalization may give us more flexibility in negotiating rates with wire-line operators in the future.

Effective January 1, 2002, the Slovak Commercial Code was amended, bringing about fundamental changes to Slovak commercial law. This amendment represents the most sweeping change made to the Commercial Code since its inception in 1991. The amendment not only revised existing provisions of the Commercial Code in areas such as mergers, director and officer liability and protection of minority shareholder rights, but also introduced a number of new requirements with respect to corporate governance of businesses incorporated in the Slovak Republic. For example, the amendment introduced a new registry for corporate documents, which contains certain key organizational documents of such incorporated businesses in the Slovak Republic.

Item 9:     The Offer and Listing

Not applicable.

Item 10:     Additional Information

A.     Share Capital

Not applicable.

B.     Memorandum and Articles of Association

EuroTel is registered in the Slovak Republic with the District Court of Bratislava I under the Company Identification No. 35 705 019.

The relationship between EuroTel and its shareholders is governed by the Restated and Amended Articles of Association and the Shareholder Agreement. The Articles of Association are the main operative document of corporate governance of the Company. Although a Memorandum of Association is required by the Slovak Commercial Code in order to form any company of two or more persons, once the company has been formed the Memorandum of Association is of no further significance and the Articles of Association is the document referred to for all matters of corporate governance.

Company’s Objectives and Purposes

The Company objectives are set forth in Article 2 of the Articles of Association, and include:

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

As we were awarded a UMTS license in 2002, we will be able to perform additional activities related to the UMTS service we will provide under the new license, once the necessary frequencies are released to us. We have, therefore, convened a general meeting of our shareholders to add the following new activities in our Articles of Association:

•	Construction and operation of a “third generation” public mobile telecommunication network in compliance with UMTS standards in the frequencies allocated under license by the Telecom Office;

•	Construction and operation of a fixed telecommunication network for the purposes of interconnecting or connecting third generation network equipment; and providing public mobile telephony service and a full scope of public data and multimedia services through a third generation mobile network; and

•	providing public mobile telephony services and the full range of public data and multimedia services through a third generation mobile network.

Pursuant to Article II, Section 2.2 of the Shareholder Agreement, it is the shareholders’ intention for the Company to implement, operate and expand its mobile telecommunications and data business on a commercially prudent basis in pursuit of the following objectives:

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

Further strategic business ideas of the Company are compiled in a business plan, which our shareholders draft for periods of ten fiscal years in duration. The ideas compiled in a ten-year business plan may mature into stated Company objectives for any given year if they are included into that year’s budget.

Restated and Amended Articles of Association of EuroTel Bratislava, a.s.

The Articles of Association were originally adopted by our shareholders on December 3, 1996. Since the filing of our Registration Statement on Form F-4 with the SEC on August 18, 2000, the Articles of Association have been restated in their entirety three times:

•	On October 13, 2000, at an extraordinary general meeting, the shareholders amended and restated the Articles of Association in order to comply with EuroTel’s new License to Perform Telecommunication Activities (No. 8396/2000), issued by the Telecom Office on July 28, 2000;

•	On October 19, 2001, at an ordinary general meeting of the shareholders, our shareholders restated the Articles of Association to summarily incorporate four individual amendments passed since October 13, 2000; and

•

On October 18, 2002, at an ordinary general meeting of our shareholders, the Articles of Association were amended as required by an amendment to the Slovak Commercial Code. On December 5, 2001, Act No. 500/2001, amending the Commercial Code, was passed and subsequently added to the official Slovak Collection of Laws, bringing about a fundamental change to Slovak commercial law. This amendment represents the most sweeping changes made to the Commercial Code since its introduction in 1991. The amendment not only revised existing provisions of the Commercial Code in areas such as mergers, director and officer liability and protection of minority shareholder rights, but also introduced a number of new requirements with respect to corporate governance of Slovak companies. The majority of the changes implemented by this amendment became effective as of January 1, 2002, meaning EuroTel was obligated to implement the new corporate governance regimes as of that date. This had a significant impact on our Articles of Association, which needed to be amended by December 31, 2002, in order to ensure compliance with the amended Commercial Code. Along with the amendments that were necessary to be adopted in order to comply with the law, our shareholders passed numerous amendments aimed at simplifying our corporate governance procedures, including the organization of the general meeting of shareholders and the passing of board resolutions.

An ordinary general meeting of our shareholders was held on March 25, 2003 to adopt two amendments to our Articles of Association. The first of these amendments reflects the award of the UMTS license and the second provides for a technical change required in the way we keep the list of shareholders in order to comply with the requirements introduced by the new Slovak Securities Act.

The Articles of Association are attached as an exhibit to this annual report and copies are available upon written request to our offices at Vajnorská 100/A, 831 03 Bratislava, Slovak Republic; attention: Ján Pitoňák.

Directors

The statutory body of the Company is the board of directors. The board of directors is authorized to act in the name of the Company and to represent the Company towards third parties, courts or any other authority. The board of directors manages the Company’s business activities and makes decisions on all important Company matters, if such decision making power has not specifically been vested in other bodies of the Company.

The board of directors consists of five members who are elected at the general meeting of the shareholders and serve for a term of five years. The general meeting of the shareholders may remove a member of the board prior to the expiration of his five-year term by electing a new member. A member of the board of directors may also resign pursuant to Article 10, Section 4 of the Articles of Association. There is no mandatory retirement age for members of the board.

A decision of the board of directors requires the affirmative vote of a majority of the members present at the meeting. Certain items, however, require the affirmative vote of a majority of the members present at the meeting including at least one member nominated to the board by each shareholder holding more than 33 1/3% of all outstanding shares. These items include for example:

•	Entering into any transaction (or series of related transactions) outside the scope of the budget or any modification to or deviation from the budget both in excess of US$250,000 on any line item;

•	Any transaction contemplated by the budget that has an aggregate value in excess of US$500,000;

•	The appointment of the directors, procurators and the general director of the company; and

•	Approval of the budget.

The foregoing notwithstanding, any contract, commitment or transaction which has been appropriated by and approved as part of a budget does not require further approval of the board of directors, unless it is to be entered upon financial terms different than those specified in the budget and unless a specific approval of some other body of the Company is required by law.

General Meeting of Shareholders

The Articles of Association contain provisions concerning the conduct of a general meeting of the shareholders. The following items require a general meeting of the shareholders:

(a)	Any changes to the Articles of Association;

(b)	Any increase or decrease of the share capital or the issuance of debentures, including convertible debentures, or any conditional increase of the share capital in connection with the issue of convertible debentures;

(c)	Any changes of rights attached to certain kinds of shares;

(d)	A winding-up of the Company and change of its legal form;

(e)	The election, dismissal and remuneration of members of the board of directors, including the election and dismissal of its chairman and vice-chairman;

(f)	The election, dismissal and remuneration of members of the supervisory board, except those members elected by the employees of the Company, including the election and dismissal of its chairman and vice-chairman;

(g)	The approval of the annual financial statements and the distribution of profits;

(h)	The approval of the annual report, final report of liquidator and proposal of the distribution of liquidation proceeds;

(i)	The appointment of, or changes in, the liquidators of the Company; and

(j)	Any other matters which require a general meeting of the shareholders pursuant to the Articles of Association or applicable rules of the Slovak Commercial Code.

In addition, the following matters must be approved by a vote of at least two-thirds of the shares represented at a validly constituted general meeting of the shareholders:

(a)	An increase or decrease of the share capital (including capital investments), the issuance of debentures (including convertible debentures) and the conditional increase of the share capital in connection with the issuance of convertible debentures;

(b)	A winding up of the Company, including all matters relating to its dissolution and the liquidation of assets;

(c)	The election, dismissal and compensation of members of the board of directors and of members of the supervisory board;

(d)	The appointment of, or changes in, the liquidators of the Company;

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

Pursuant to Article 9 of the Articles of Association, any changes to the Articles of Association require the affirmative vote of shareholders holding at least two thirds of the outstanding shares.

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

If the stated purpose of the meeting is an increase or decrease in registered capital, additional information concerning the capital increase or decrease must be included. In addition, if any change to the Articles of

Association is to be discussed at the meeting, the subject of the proposed change must be outlined. An extraordinary general meeting of the shareholders is convened by the board of directors, pursuant to Article 7, Section 5 of the Articles of Association, by written notice to be given within 10 days after receipt of a request for an extraordinary meeting. A shareholder may waive the notice requirement in writing. Attendance in person by a shareholder constitutes a waiver of notice, unless the shareholder makes a formal statement of objection to the adequacy of the notice at the meeting and confirms this statement by written submission to the Company no later than three days following the date of the meeting.

Prior to Amendment No. 500/2001 to the Commercial Code, in the event that an ordinary or extraordinary general meeting lacked the necessary quorum, the chairman of the board of directors or another member of the board of directors would set a date for a reconvened general meeting to vote on the agenda proposed in connection with the original notice. As of January 1, 2002, based on the amendment to the Commercial Code, there is no longer a requirement by law for a quorum for a shareholders’ general meeting. While there remains some room for judicial interpretation, Amendment No. 500/2001 to the Commercial Code would seem to imply that the Articles of Association may not set a quorum for a general assembly of shareholders.

Shares and Shareholders

As of December 31, 2002, our shareholder structure was as follows:

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

C.     Material Contracts

All material contracts that were in effect at the time of the filing of our Registration Statement on Form F-4 on August 18, 2000 and Forms 20-F on March 28, 2001 and March 29, 2002 were filed as exhibits thereto at that time. We entered into several contracts during the period of time between then and December 31, 2002. We believe the following agreements, copies of which are being filed with the Securities and Exchange Commission as exhibits to this annual report, are material to our business:

1.    GSM Interconnection Agreement between EuroTel and Slovak Telecom.

This Agreement, entered into on July 23, 1997, provides for the interconnection of our GSM network with Slovak Telecom’s fixed-line network. Specifically, the Agreement sets forth the fees we pay for the interconnection service to Slovak Telecom for calls from our GSM network terminating on Slovak Telecom’s network and the fees Slovak Telecom pays us for calls from their network terminating on our GSM network. The term of this Agreement expires on December 31, 2003 and it can be terminated for breach or in case of bankruptcy of one of the parties. The Agreement is governed under the laws of the Slovak Republic.

Amendments Nos., 11, 12 and 13 to this Agreement, entered into between the parties in the period from January 2002 to March 2003, modified the prices for the interconnection service and extended the term of the Agreement through December 31, 2003. In addition, pursuant to Amendment No. 12, we agreed to pay Slovak Telecom a usage fee for the use of their interconnection links, which hand over traffic between our respective telecommunication networks. As of December 31, 2002, we incurred Sk25 million in usage fees and additional related capital expenditures to meet certain technical specifications that are required in order for us to use Slovak Telecom’s interconnection links. In connection with the liberalization of international voice traffic, Amendment No. 13 also modified the regime pertaining to routing of international voice traffic in a way that is more advantageous to EuroTel than it was prior to liberalization. The annual revenues and expenses for the services provided under this Agreement are approximately Sk927 million and Sk424 million, respectively.

2.    NMT Interconnection Agreement between EuroTel and Slovak Telecom

This Agreement, entered into on October 22, 1997, provides for the interconnection of our NMT network with Slovak Telecom’s fixed-line network. Specifically, the Agreement sets forth the fees we pay for the interconnection service to Slovak Telecom for calls from our NMT network terminating on Slovak Telecom’s network and the fees Slovak Telecom pays us for calls from their network terminating on our NMT network. The term of this Agreement expires on December 31, 2003 and it can be terminated for breach or in case of bankruptcy of one of the parties. The Agreement is governed under the laws of the Slovak Republic.

Amendments Nos. 10 and 11 to this Agreement, entered into between the parties in the period from January 2002 to March 2003, modified the prices for the interconnection service and extended the term of the Agreement through December 31, 2003. In 2002, the annual revenues for services provided under this Agreement were approximately Sk2 million and annual expenses for services received under this Agreement were approximately Sk1 million.

3.    Interconnection Agreement between EuroTel and Orange

This Agreement, entered into on December 23, 1999, provides for the interconnection of both our GSM and NMT networks with Orange’s GSM mobile network. The Agreement sets the fixed per-minute interconnection rates we charge Globtel for calls terminating on our network and Globtel charges US for calls terminating on its network. The term of this Agreement expires on December 31, 2003 and it can be terminated for breach or in case of bankruptcy of one of the parties. The Agreement is governed under the laws of the Slovak Republic.

Amendment No. 9 to this Agreement, entered into between the parties in the period from January 2002 to March 2003 extended the term of the Agreement through December 31, 2003.

Our annual revenues for the services provided under this Agreement are approximately Sk1,027 million while the expenses we incurred amounted to approximately Sk980 million.

4.    Agreement on International Lease of Personnel between EuroTel and T–Mobile International AG

This is a framework contract, outlining the general terms and conditions under which T-Mobile International AG puts certain expert personnel at EuroTel’s disposition. Pursuant to the general terms of this contract, T-Mobile International AG seconded Mr. Robert Chvátal to us to serve as chief executive officer and Mr. Reinhard Scheller to serve as director of strategic planning. In addition, two of our first line managers are assigned to us based on this contract. The contract can be terminated by agreement of the parties and is governed by the laws of the Federal Republic of Germany. The annual consideration for services provided under this contract is approximately Sk19 million.

5.    Contract on the Provision of Services between EuroTel and Atlantic West B.V.

Pursuant to this contract, AWBV provides engineering services to EuroTel on a secondment basis. Under the terms of the Agreement, Mr. Farshid Ebrahimi-Ghajar has been seconded to us as chief technical officer since May 1, 2000. This contract can be terminated upon mutual agreement of the parties or if the secondment is no longer possible (e.g., Mr. Ebrahimi-Ghajar terminates his employment with our shareholder) and is governed by the laws of the Slovak Republic. The annual consideration for services provided under this contract is approximately Sk18 million. This agreement expired in June 2002 and as a result, Mr. Ebrahimi-Ghajar is currently put at our disposal by AWBV based on a verbal agreement on the same terms.

6.    Verbal Agreement for the Provision of Services between EuroTel and Atlantic West B.V.

Under an informal verbal agreement between AWBV and EuroTel, Mr. Ivan Bošňák, who was hired by AWBV as an external consultant, was put at the disposal of EuroTel as acting chief financial officer until April, 2002. While this arrangement was not formally documented, it was, in essence, identical in its terms to the contract for the provision of services entered into by EuroTel and AWBV with respect to Mr. Ebrahimi-Ghajar. Mr. Bošňák was appointed chief financial officer in April 2002 and was hired as a full-time employee of EuroTel in October 2002, after which this verbal Agreement became moot. The annual consideration for services provided under this contract was approximately US$80,000.

7.	Agreement on the Lease of Non-Residential Premises between EuroTel and PÓLUS INV., a.s. Slovak Republic

This Agreement provides for the lease of EuroTel’s main office space in Bratislava. The contract was entered into on July 9, 2001 and took effect on August 1, 2001. Its initial term is for a duration of twelve years. The lease may be terminated by notice exclusively for the reasons as specified in the Slovak Act on the Lease and Sublease of Non-Residential premises (as amended). This Agreement is governed by the laws of the Slovak Republic. The annual consideration for this lease is approximately Sk40 million.

8.	Agreement on the Provision of Services Between EuroTel Bratislava, a.s. and Logica, s.r.o., Czech Republic.

Pursuant to this agreement, entered into on February 12, 2002, Logica s.r.o. Czech Republic provides us with certain billing services and our customer care system for post-paid customers. The agreement terminated upon delivery of the services specified therein. The agreement is governed by Austrian law and can be terminated for non-performance by one party upon notice from the other party. The consideration paid for services provided under this agreement was approximately €3.5 million.

9.	Amendment No. 2 to Supply Contract for the Supply of Intelligent Network Solution Between EuroTel Bratislava, a.s. and Siemens s.r.o., Slovak Republic

The Supply Contract, entered into on July 4, 2001, sets out the modalities for a twelve-month trial period in view of a possible introduction and implementation of a Virtual Public Network and the provision of pre-paid, Intelligent Network-based Services over our existing GSM Network. On March 18, 2002, we entered into an amendment to this contract with respect to the modalities of the pre-paid services to eventually be provided under it. This amendment resulted in capital commitments of approximately €3.5 million.

10.	Final Agreement for the Supply of the Intelligent Network Solution between EuroTel and Siemens, s.r.o.

On August 30, 2002, we entered into a fourth amendment to the Supply Contract for the supply of the Intelligent Network (“IN”) Solution between EuroTel and Siemens, s.r.o. This Agreement was signed on July 4, 2001 and sets forth the terms and conditions for the provision of the IN system, which consists of the virtual private network (“VPN”) portion and the pre-paid service (“PPS”) portion, during a trial period commencing from the date on which we took over the VPN portion of the system. The Supply Contract represents a capital commitment of approximately €6.2 million. By entering into this amendment, we exercised the option to extend our co-operation with Siemens under the Agreement, making it a final agreement and setting its term to run until the lapse of the extended warranty period applicable to the IN system.

Irrespective of the extension of the time period of co-operation, we have exercised an option to purchase the software rights associated with the IN solution at an exercise price of €7.2 million which grants us use of the software for an unlimited period of time. We have further committed to purchase from Siemens the additional work related to the full implementation of the IN solution in the amount of €1.7 million.

11.	Maintenance and Support Agreement Between EuroTel Bratislava, a.s. and Siemens, s.r.o.

Pursuant to this agreement, entered into on August 30, 2002, Siemens, s.r.o. will provide maintenance and support for our current IN system, as well as for any additional parts or features of the IN system we may acquire from them in the future. The current IN system consists of a VPN portion and a pre-paid service portion. The agreement will enter into force upon the expiration of the current warranty periods under the Final Agreement set forth above. The annual fee for this maintenance and support depends on the number of IN customers we have at any given time, but is expected to range from €0.8 to €1.5 million.

12.    Agreement on the Connection to the Private Data Network Between EuroTel and Slovak Telecom

On November 4, 2002, we entered into an agreement with Slovak Telecom for private data network connection. Under this agreement, Slovak Telecom undertakes to set up a private data network for us and to provide us with transmission capacity over this network. This agreement is effective until September 1, 2003 and will be automatically renewed for an additional twelve months if neither party terminates it by giving notice to the other party. The fees we have to pay for the network and the related capacities depend on the number of digital circuits the network consists of and their required capacity. The annual consideration for services provided under this agreement is approximately €3.0 million.

13.	Agreement on the Connection of Circuits Outside the Private Data Network Between EuroTel and Slovak Telecom

This agreement, entered into on September 1, 2002, gives us the right to lease from Slovak Telecom telecommunication circuits not included in the private data network. This agreement remains in effect for 24 months and will be automatically renewed for an additional twelve months if neither party terminates it by giving notice to the other party. The annual consideration for services provided under this agreement is approximately €2.6 million.

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

Withholding Tax.    All payments made by Slovak Wireless Finance Company B.V. under the Notes will be free of any withholding or deduction, for or on account of any taxes of whatever nature imposed, levied, withheld or assessed by The Netherlands or any Dutch political subdivision or taxing authority.

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

(ii)	You do not have, and are not deemed to have, a business or an interest in a business which is, in whole or in part, carried on through a permanent establishment, or a permanent representative in The Netherlands and to which business or part of a business the Notes are attributable; and

(iii)	You do not carry out any other activities in The Netherlands that go beyond ordinary active asset management; and

(iv)	You and certain individuals related to you (as defined by Dutch law) do not have any substantial interest (as defined by Dutch law) in a Netherlands resident entity or entity deemed resident and do not have any interest in any business in The Netherlands other than by way of shareholdings, to which substantial interest or business the Notes are attributable or to which entities or businesses the proceeds of the Notes are made available.

You will not be or become subject to Netherlands taxation on income or capital gains by reason only of the signing, delivering and/or the enforcement of the documents relating to the issuance of the Notes, the issuance of the Notes or the performance by Slovak Wireless Finance Company B.V. of its obligations under the aforementioned documents or under the Notes.

Gift, estate or inheritance taxes.    No Netherlands gift, estate or inheritance taxes will arise on the transfer of Notes by way of a gift by, or the death of, a holder of Notes who is neither resident nor deemed to be resident in The Netherlands, unless:

(i)	such holder had a business or an interest in a business that is or was, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands at the time of his or her death or at the time of the gift, and the Notes were attributable to this business; or

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

Other taxes and duties.    No Netherlands registration tax, customs duty, transfer tax, stamp duty, capital tax or any other similar tax or duty, other than court fees, will be payable in The Netherlands by you, in respect of or in connection with the signing and/or enforcement by legal proceedings (including the enforcement of any foreign judgment in the courts of The Netherlands) of the documents relating to the issuance of the Notes or the performance by Slovak Wireless Finance Company B.V. of its obligations under the Notes.

Proposed EU Directive on the Taxation of Savings Income.    The European Union is currently considering proposals for a new directive regarding the taxation of savings income. Under this new directive it is proposed that as of January 1, 2004, 12 Member States will be required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to an individual resident in that other Member State. Austria, Belgium and Luxembourg will for a transitional period of seven years starting as of January 1, 2004 apply a withholding tax system on interest payments by such persons. During the transitional period, Austria, Belgium and Luxembourg will apply a withholding tax of 15% in the first 3 years from January 1, 2004, 20% from January 1, 2007 and 35% from January 1, 2010. It is anticipated that Austria, Belgium and Luxembourg will implement an exchange of information system to replace the withholding tax system if and when the European Union enters into certain agreements with specified third countries regarding the exchange of information.

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

If the Guarantor becomes required to make payments of principal and interest directly to you pursuant to the Guarantee, at present Slovak withholding tax generally would be levied at a flat rate of 15% on payments that are referable to interest payable on the Notes by the Guarantor under the Guarantee to you. This tax may be reduced in the case of non-residents under an applicable double-taxation treaty. Repayment of the principal amount of the Notes by the Guarantor under the Guarantee to you that exceeds the issue price of the Note is subject to 15% withholding tax (unless a double-taxation treaty applies). Any taxes imposed under provisions of currently existing law would require the Guarantor to pay additional amounts to any affected holder. In any event, where the holder is entitled to benefit from the U.S. Slovak Republic Tax Treaty, no Slovak withholding tax is levied on interest payments made on the Notes.

There is no legislation in the Slovak Republic in relation to the specific procedures needed to take advantage of any applicable double-taxation treaty. Procedures may vary according to the local tax authority in charge of the Guarantor’s taxes and the double-taxation treaty being relied upon.

No stamp, registration, transfer or similar tax or duty is payable in the Slovak Republic in connection with the exchange of the Notes, or with the acquisition, holding or the disposal of Notes by non-resident holders. No capital gains tax or corporate tax is payable in the Slovak Republic in connection with the disposal of Notes between non-residents. Please note that if a non-resident transfers his or her Notes to a Slovak resident, his or her transfer could be subject to Slovak taxation, unless a double-taxation treaty applies in the specific case.

United States

General.    The following summary contains a description of the material United States federal income tax consequences of the purchase, ownership and disposition of Notes acquired for cash upon the initial offering of the Notes at a price equal to their “issue price” (as defined below). This summary is not a comprehensive description of all of the tax considerations that maybe relevant to a decision to purchase Notes. In particular, this summary of United States federal income tax matters deals only with holders that will hold Notes as capital assets for United States federal income tax purposes (generally, assets held for investment) and does not address federal alternative minimum tax consequences or special tax situations, such as the United States tax treatment of holders that are:

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

U.S. Holders.    As used herein, a “U.S. Holder” means a beneficial owner of a Note who is for U.S. federal income tax purposes:

•	a citizen or resident of the United States of America (including the states and the District of Columbia), its territories, possessions and other areas subject to its jurisdiction, including the Commonwealth of Puerto Rico (the “United States”);

•	a corporation created or organized in the United States or under the laws of the United States or of any state;

•	any estate the income of which is subject to United States federal income taxation regardless of its source; and

•	any trust, if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States fiduciaries have the authority to control all substantial decisions of the trust.

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

A U.S. Holder using the accrual basis of accounting is required to include in income the U.S. dollar value of the amount of interest income accrued on a Note during an accrual period. A U.S. Holder using the accrual basis of accounting may determine the amount of the interest income to be recognized in accordance with either of two methods. Under the first accrual method, the amount of income accrued will be based on the average exchange rate in effect during the interest accrual period. If the accrual period spans two taxable years, the exchange rate in effect during the applicable part of the period within the taxable year will apply. Under the second accrual method, the U.S. Holder may elect to determine the amount of income accrued on the basis of the exchange rate in effect on the last day of the accrual period. If the accrual period spans two taxable years, income accrued for each of those years will be based on the exchange rate in effect on the last day of the applicable period within the respective taxable year. Any election to use the second accrual method will apply to all debt instruments held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. Holder. This election will be irrevocable without the consent of the U.S. Internal Revenue Service.

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

A U.S. Holder’s tax basis in a Note will generally equal its “U.S. dollar cost,” reduced by the amount of any payments received by the U.S. Holder on the Note that are not stated interest payments. The U.S. dollar cost of a Note purchased with Euros will generally be the U.S. dollar value of the purchase price on the date of purchase or on the settlement date for the purchase, if the Notes are traded on an established securities market (as defined in the United States Treasury Regulations) that are purchased by a cash-basis U.S. Holder (or an accrual-basis U.S. Holder that so elects).

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

Non-U.S. Holders.    Subject to the discussion of “backup withholding” below, a non-U.S. Holder is currently exempt from United States federal income taxes with respect to interest on the Notes unless the non- U.S. Holder is:

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

Subject to the discussion of “backup withholding” below, a non-U.S. Holder will also not be subject to federal income tax on any gain on a sale or other disposition of a Note unless:

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

Information Reporting and Backup Withholding.    In general, information reporting requirements will apply to some payments of interest on the Notes in the United States. This will include payments made by the United States office of a paying agent, broker or other intermediary, and proceeds of a sale, redemption or other disposition of Notes through a United States branch of a United States or foreign broker. A 30% “backup withholding” tax may apply to these payments or proceeds if the beneficial owner does not provide a correct taxpayer identification number or certification of exempt status or, in the case of interest payments, does not certify that he or she is not subject to such withholding or does not report interest and dividend income in full.

The proceeds of a sale, redemption, or other disposition of Notes through a foreign branch of a United States broker or United States-related broker generally will be subject to information reporting, but they are not subject to a backup withholding tax. Non-U.S. Holders are generally exempt from the information reporting and backup withholding rules but, if they receive interest payments from a United States paying agent, may have to comply with certification and identification requirements to prove their exemption. For the purposes of these rules, a “United States-related broker” is a broker or other intermediary that is a controlled foreign corporation for United States tax purposes or a non-U.S. person, with 50% or more of the gross income from all of its sources over a specified three-year period that are connected with a United States trade or business. Any amounts withheld from a payment to a beneficial owner under the backup withholding rules can be claimed as a refund or credit against this beneficial owner’s United States federal income tax liability if the required information is furnished to the Internal Revenue Service (the “IRS”). The recently-finalized Treasury Regulations have changed the forms required to claim exemption from backup withholding taxes and have broadened the backup withholding requirement to certain types of transactions not previously subject to backup withholding taxes. In addition, these Treasury Regulations provide that, in certain instances, a “Qualified Intermediary” that has assumed primary responsibility for withholding may satisfy the withholding obligation in lieu of the payee. In such an instance, a Qualified Intermediary will be provided the Tax Identification Number (“TIN”), and if the IRS has not notified the Qualified Intermediary that the TIN is incorrect, if there has been no notification of payee under-reporting as described in Section 3406(c) of the Code, and if there has been no payee certification failure as described in Section 3406(d) of the Code, the Qualified Intermediary will not be required to impose backup withholding taxes. You should consult your tax advisers concerning these Treasury Regulations on, and investment in, the Notes as well as other tax aspects of an investment in the Notes.

F.    Dividends and Paying Agents

Not applicable.

G.    Statements by Experts

Not applicable.

H.    Documents on Display

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act, and in accordance therewith, we must file periodic reports and other information with the SEC. As a foreign private issuer, we are exempt from certain provisions of the Exchange Act including those which prescribe the furnishing and content of proxy statements distributed to Note holders and those which relate to reporting and liability for short-swing profits by directors, officers and other insiders. This annual report and the exhibits thereto and any periodic reports or other information filed pursuant to the Exchange Act, or pursuant to any other filing obligation we have, may be inspected without charge and copied at prescribed rates at the public reference facilities of the SEC’s principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, USA. You may obtain information on the operation of the SEC’s public reference facilities by calling the SEC in the United States at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. These filings are also available to the public from commercial document retrieval services.

The documents concerning the Company which are referred to in this annual report may also be inspected at our offices at Vajnorská 100/A, 831 03 Bratislava, Slovak Republic.

I.    Subsidiary Information

We have no subsidiaries other than Slovak Wireless Finance Company B.V., which is a wholly-owned subsidiary and the issuer of the Notes. See Exhibit 8 “Statement of Subsidiaries” below.

Item 11:    Quantitative and Qualitative Disclosures About Market Risk

Our primary risk exposure includes both interest rate risks and foreign exchange rate risks. As of December 31, 2002 we had Sk6,676 million in gross debt as compared to Sk6,842 million as of December 31, 2001.

Our current investments totaled Sk1,676 million as of December 31, 2002 and Sk3,671 million as of December 31, 2001. The following table represents material changes in our interest rate risk as of December 31, 2001 and December 31, 2002, respectively.

	As of December 31,
	2001	2001	2002	2002
	(millions of Sk, except %)
Debt	Carrying Value	Fair Value	Carrying Value	Fair Value
Long term notes
Fixed Rate-euro	6,842	7,492	6,676	7,326
Interest Rate	11.25%	—	11.25%	—

	As of December 31,
	2001	2001	2002	2002
	(millions of Sk, except %)
Current Investments	Carrying Value	Fair Value	Carrying Value	Fair Value
Government Bonds Fixed Rate-euro	3,671	3,680	1,676	1,677
Interest Rate	3.23%-4.42%	—	2.75%-3.64%	—

Our fixed-rate Euro-debt as of December 31, 2002 consisted exclusively of the senior guaranteed notes we issued on March 23, 2000 and August 18, 2000. The fair value is based on the market price on December 31, 2002. The senior guaranteed notes mature on March 30, 2007. Interest on the senior guaranteed notes is payable semiannually in arrears, on March 30 and September 30, respectively, of each year, commencing on September 30, 2000.

In September and October 2001, we repurchased €15 million in senior guaranteed notes in a series of open-market transactions. In accordance with IAS 39, we de-recognized the liability related to these open-market purchases in our consolidated balance sheet. We used then-existing liquid assets to eliminate this debt and charged a net loss of Sk44 million to income for this repurchase.

This loss was composed of the following:

•	Sk33 million, which is equal to the difference between the carrying amount of the repurchased notes and the net consideration paid for the repurchase; plus

•	Sk26 million in deferred finance charges, representing the proportional amount attributable to the repurchased notes; minus

•	a deferred tax credit of Sk15 million.

Our current investments include short-term euro-denominated EU government bonds, with a fair value at approximately market value. These EU government bonds mature in periods ranging from one to six months from the balance sheet date of December 31, 2002.

As of December 31, 2002, all of our current investments and Sk6,676 million of our debt were denominated in Euros. To the extent that we engage in transactions and borrowings in currencies other than the Slovak Crown, we will be exposed to currency exchange risk. As of December 31, 2002, we had incurred Sk73 million in foreign exchange gains and as of December 31, 2001 we had incurred Sk89 million in foreign exchange gains as a result of the fluctuation in currency exchange rates.

The sensitivity to changes in exchange rates of our foreign currency position was determined using current-market pricing models. We estimate that a 10% appreciation or devaluation in the foreign exchange rate of the Euro against the Slovak Crown at December 31, 2002 would have changed the combined fair value of the facility and of current investments by Sk585 million.

Our management is authorized to undertake certain hedging activities, including the use of derivatives, within the limits of an overall framework for such hedging set by the board of directors.

On October 23, 2002 and November 27, 2002, EuroTel entered into two Euro/Slovak Crown cross currency interest rate swaps to hedge approximately 55% of its exposure to the Euro/Slovak Crown exchange rate risk in connection with the interest payments owed the holders of the Euro-denominated long term notes on March 31, 2003, September 30, 2003 and March 30, 2004. Under the terms of these two swap agreements, EuroTel agreed to pay a fixed cash flow in Slovak Crowns of Sk215 million in exchange for the receipt of a fixed cash flow in Euros of €5 million on each of the aforementioned interest payment dates, at an average rate of approximately Sk43.21 per €1.00.

We recognized fair value losses on the aforementioned swap agreements as of December 31, 2002 in the amounts of Sk8 million and Sk4 million, respectively. Sk3 million (net of a deferred tax credit of Sk1 million) of these losses, which relate to underlying interest payments and have been accrued at the balance sheet date, were recognized as income. Sk7 million (net of a deferred tax credit of Sk2 million) of these losses, which relate to future interest payments, were recognized in the comprehensive income reserve in equity. Fair value gains and losses recognized in equity will be transferred from the hedging reserve to the income statement when the underlying interest is accrued or paid through March 30, 2004.

On February 5, 2003 and February 7, 2003 EuroTel entered into two additional cross currency interest rate swaps to hedge the remainder of its exposure to the Euro/Slovak Crown exchange rate risk in connection with the aforementioned interest payments owed the holders of the Euro-denominated long term notes on March 31, 2003, September 30, 2003 and March 30, 2004. Under the terms of these additional two swap agreements, EuroTel agreed to pay a fixed cash flow in Slovak Crowns of Sk172 million in exchange for the receipt of a fixed cash flow in Euros of €4 million on each of the aforementioned interest payment dates, at an average rate of approximately Sk42.71 per €1.00.

Item 12:     Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13:     Defaults, Dividend Arrearages and Delinquencies

None.

Item 14:     Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15:     Controls and Procedures

We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed by EuroTel in reports it files or submits under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in rules and forms put forth by the SEC. We carried out an evaluation of the effectiveness of our disclosure controls and procedures, under the supervision and with the participation of management, including the chief executive officer (“CEO”) and chief financial officer (“CFO”), within the 90-day period prior to the filing of this report. Based on that evaluation, our CEO and our CFO have concluded that, as of the date of the evaluation, our disclosure controls and procedures were effective in ensuring that material information relating to us would be made known to them by others within the Company, particularly during the period in which this annual report was being prepared, in order to allow for timely decisions regarding required disclosure.

There have been no significant changes in our internal controls or, to our knowledge, other factors that could significantly affect our internal controls subsequent to the date of the evaluation. As a result, no corrective actions were taken.

Item 16:     Reserved

PART III

Item 17:     Financial Statements

Not applicable.

Item 18:     Financial Statements

See pages F-1 through F-37.

Item 19:     Exhibits

Index to Exhibits.

Exhibit Number	Description of Exhibits

1.1*	English Translation of Articles of Association of EuroTel Bratislava, a.s., dated as of February 16, 1999 as amended by Supplement No. 1, dated as of December 17, 1999.

1.2*	EuroTel Bratislava, a.s. Restated and Amended Articles of Association, dated as of October 13, 2000.

1.3*	EuroTel Bratislava, a.s. Restated and Amended Articles of Association, dated as of October 19, 2001.

1.4	EuroTel Bratislava, a.s. Restated and Amended Articles of Association, dated as of October 18, 2002.

1.5	EuroTel Bratislava, a.s. Restated and Amended Articles of Association, dated as of March 25, 2003.

2(b).1*	Indenture by and between EuroTel Bratislava, a.s and Bank of New York, as Trustee, dated as of March 23, 2000.

2(b).2*	Form of 11¼% Senior Guaranteed Notes due 2007.

3.1*	English translation of Amended and Restated Shareholders Agreement between Slovenské telekomunikácie, a.s and Atlantic West B.V., dated as of November 12, 1999.

4(b)(i).1*	Contract on the Provision of Services between EuroTel and Atlantic West B.V., dated July 27, 2000.

4(b)(i).2*	Contract on the Provision of Services between EuroTel and Atlantic West B.V., dated February 28, 2001.

4(b)(ii).1*	Framework Contract for Supply and Procurement between EuroTel and Comverse Network Systems Ltd., dated August 23, 2000.

4(b)(ii).2*	Operation and Maintenance Support Agreement between EuroTel and Comverse Network Systems Ltd., dated August 2, 2000.

4(b)(ii).3*	Maintenance and Support Contract between EuroTel and Sicap Lts., dated October 6, 2000.

4(b)(ii).4*	International Customer Support Program Agreement between EuroTel and Sun Microsystems Slovakia, s.r.o., dated November 23, 1999.

4(b)(ii).5*	Contract on Solution Delivery between EuroTel and Login, a.s., dated October 18, 2000.

4(b)(ii).6*

English translation of Interconnection Agreement between EuroTel Bratislava, a.s., and Globtel, a.s., dated as of December 23, 1999, as amended by Amendment No. 1, dated as of January 28, 2000, Amendment No. 2, dated as of October 31, 2000, Amendment No. 3, dated as of
February 28, 2001, Amendment No. 4, dated as of April 1, 2001, Amendment No. 5, dated as of June 29, 2001, Amendment No. 6, dated as of October 11, 2001, Amendment No. 7, dated as of December 14, 2001, respectively.

4(b)(ii).7	Summary translation of Amendment No. 8 to the Interconnection Agreement between EuroTel Bratislava, a.s. and Orange Slovensko, a.s. (f/k/a/ Globtel a.s.), dated as of June 21, 2002.

Exhibit Number	Description of Exhibits

4(b)(ii).8	Summary translation of Amendment No. 9 to the Interconnection Agreement between EuroTel Bratislava, a.s. and Orange Slovensko, a.s. (f/k/a/ Globtel a.s.), dated as of December 20, 2002.

4(b)(ii).9*	Contract for Implementation and Service Delivery of the EHPT Billing Mediation Device (with sublicense agreement), dated March 2, 2001.

4(b)(ii).10*

Purchase Agreement, dated as of March 16, 2000, among Slovak Wireless Finance Company B.V. and EuroTel Bratislava, a.s., Salomon Brothers International Limited and Bank of America International Limited, in respect of Slovak Wireless Finance B.V.’s 11¼% Senior Guaranteed Notes due 2007.

4(b)(ii).11*

Registration Rights Agreement, dated as of March 23, 2000, among Slovak Wireless Finance Company B.V., EuroTel Bratislava, a.s., Salomon Brothers International Limited and Bank of America International Limited, in respect of Slovak Wireless Finance B.V.’s 11¼% Senior Guaranteed Notes due 2007.

4(b)(ii).12*

Subordination Agreement, dated as of March 23, 2000, among Atlantic West, B.V. and Slovenské telekomunikácie, a.s., as Subordinated Creditors, Slovak Wireless Finance Company B.V., as Senior Subordinated Creditor, EuroTel Bratislava, a.s., as Obligor and The Bank of New York as Trustee under the Indenture, dated as of March 23, 2000, in connection with Subordinated Loan Agreements, dated as of August 6, 1998, September 10, 1999 and January 10, 2000, respectively.

4(b)(ii).13*

Loan Agreement, dated as of March 23, 2000, between Slovak Wireless Finance Company B.V., as Lender and EuroTel Bratislava, a.s., as Borrower, in respect of Slovak Wireless Finance Company B.V.’s lending to EuroTel Bratislava, a.s., of the proceeds of the 11 1/4% Senior Guaranteed Notes due 2007.

4(b)(ii).14	Amendment to the Loan Agreement between Slovak Wireless Finance Company B.V. and EuroTel Bratislava, a.s., dated as of September 14, 2000.

4(b)(ii).15*

English translation of NMT Interconnection Agreement between Slovenské telekomunikácie, š.p. and EuroTel Bratislava, a.s., dated as of October 22, 1997, as amended by Amendment No. 1, dated as of January 30, 1998, Amendment No. 2, dated as of October 20, 1999, Amendment No. 3, dated as of November 10, 1999, Amendment No. 4, dated as of December 23, 1999, Amendment No. 5, dated as of August 31, 2000, Amendment No. 6, dated as of January 1, 2001, Amendment No. 7, dated as of March 30, 2001, Amendment No. 8, dated as of August 1, 2001, Amendment No. 9, dated as of November 30, 2001, Amendment No. 10, dated as of February 2, 2002, Amendment No. 11, dated as of March 1, 2002, respectively.

4(b)(ii).16*

English translation of GSM Interconnection Agreement between Slovenské telekomunikácie, š.p. and EuroTel Bratislava, a.s., dated as of October 22, 1997, as amended by Amendment No. 1, dated as of July 25, 1997, Amendment No. 2, dated as of January 30, 1998, Amendment No. 3, dated as of October 20, 1999, Amendment No. 4, dated as of November 10, 1999, Amendment No. 5, dated as of December 31, 1999, Amendment No. 6, dated as of August 31, 2001, Amendment No. 7, dated as of January 1, 2001, Amendment No. 8, dated as of March 30, 2001, Amendment No. 9, dated as of August 1, 2001, Amendment No. 10, dated as of November 30, 2001, Amendment No. 11, dated as of February 2, 2002, Amendment No. 12, dated as of March 1, 2002, respectively.

4(b)(ii).17	Summary translation of Amendment No. 13 to the GSM Interconnection Agreement between Slovenské telekomunikácie, a.s. and EuroTel Bratislava, a.s, dated as of December 20, 2002.

4(b)(ii).18*

Purchase Framework Contract on Mobile Telephone Equipment, Services and Complementary Equipment between Ericsson Radio System AB, as Supplier and Seller and EuroTel Bratislava, a.s., as Purchaser, dated December 20, 1996.

4(b)(ii).19*

Appendices A through H to Purchase Framework Contract on Mobile Telephone Equipment, Services and Complementary Equipment between Ericsson Radio System AB, as Supplier and Seller and EuroTel Bratislava, a.s., as Purchaser, dated December 20, 1996.

Exhibit Number	Description of Exhibits

4(b)(ii).20*

Amendments to Purchase Framework Contract on Mobile Telephone Equipment, Services and Complementary Equipment between Ericsson Radio System AB, as Supplier and Seller and EuroTel Bratislava, a.s., as Purchaser, dated December 20, 1996, as amended by Amendment No. 1, dated as of June 19, 1997, Supplement to Amendment No. 1, dated as of November 4 and 26, 1997, Amendment No. 2, dated as of September 19, 1997, Amendment No. 3 to Amendment No. 2, dated as of December 19, 1997, Amendment No. 4, dated as of December 19, 1997, Amendment No. 5, dated as of July 6, 1998, Amendment No. 6, dated as of November 27, 1998, Amendment No. 7, dated as of November 27, 1998 and Amendment No. 8, dated as of October 11, 1999, respectively.

4(b)(ii).21

Restated and Amended Amendment No. 1 to Purchase Framework Contract on Mobile Telephone Equipment Services and Complementary Equipment between Ericsson Radio System AB and EuroTel Bratislava, a.s., dated as of September 20, 2002.

4(b)(ii).22*	English translation of License for the implementation and provision of NMT 450 MHz, GSM 900 MHz, GSM 1800 MHz and public switched packet data network services, dated as of July 28, 2000.

4(b)(ii).23*

Supply Contract for the supply of Intelligent Network Solution between EuroTel and Siemens s.r.o., dated as of July 4, 2001, as amended by Amendment No. 1(a), dated a of December 21, 2001, Amendment No. 1(b), dated as of January 29, 2002, Amendment No. 1(c), dated as of February 27, 2002, Amendment No. 2, dated as of March 18, 2002, respectively.

4(b)(ii).24	Amendment No. 3 to the Supply Contract of Intelligence Network Solution between EuroTel and Siemens s.r.o., dated as of March 20, 2002.

4(b)(ii).25	Final Agreement (Amendment No. 4) on Supply Contract of Intelligence Network Solution between EuroTel and Siemens s.r.o., dated as of August 30, 2002.

4(b)(ii).26	Maintenance and Support Agreement between EuroTel Bratislava, a.s. and Siemens s.r.o., dated as of August 30, 2002.

4(b)(ii).27*	Agreement on Provision of Services between EuroTel and Logica, s.r.o. Czech Republic, dated February 12, 2002.

4(b)(ii).28*	Agreement on International Lease of Personnel between EuroTel and T-Mobile International A.G., dated August 9, 2001.

4(b)(ii).29	Summary Translation of the Agreement on the Connection to the Private Data Network between EuroTel Bratislava, a.s. and Slovenské telekomunikácie, a.s. dated as of November 4, 2002.

4(b)(ii).30

Summary Translation of the Agreement on the Connection of the Circuits Outside the Private Data Network between EuroTel Bratislava, a.s. and Slovenské telekomunikácie, a.s. dated as of September 1, 2002.

4(b)(iv).1*	Agreement on the Lease of Non-Residential Premises, between PÓLUS INV., a.s. and EuroTel, dated July 9, 2001.

4(b)(iv).2*	Agreement on the Lease of Retail Non-Residential Premises, between PÓLUS INV., a.s. and EuroTel, dated December 12, 2000.

4(c)(iv).1*	Directive on the Remuneration of the Employees of EuroTel, dated December 1, 2000 (Compensatory Plan).

4(c)(iv).2*	Form of Management Contract.

4(c)(iv).3*	Form of Employment Contract.

8.*	Statement of Subsidiaries.

*	Previously filed with the SEC in a Registration Statement on Form F-4 on August 18, 2000 or on a Form 20-F on March 28, 2001 or March 29, 2002 (Registration No. 333-11930).

The registrants hereby certify that they meet all of the requirements for filing on Form 20-F and that they have duly caused and authorized the undersigned to sign this annual report on their behalf.

SLOVAK WIRELESS FINANCE COMPANY B.V.
/s/ IVAN BOšňÁK
Name: Ivan Bošňák
Title: Managing Director

EUROTEL BRATISLAVA, A.S.
/s/ IVAN BOšňÁK
Name: Ivan Bošňák
Title: Chief Financial Officer

Dated as of:    March 28, 2003

CERTIFICATION

I, Ivan Bošňák, Chief Financial Officer of EuroTel Bratislava, a.s. and Managing Director of Slovak Wireless Finance Company B.V., certify that:

1. I have reviewed this annual report on Form 20-F of Slovak Wireless Finance Company B.V. and EuroTel Bratislava, a.s.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant and co-registrant as of, and for, the periods presented in this annual report;

4. The registrant’s and co-registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and co-registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant and co-registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s and co-registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s and co-registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s and co-registrant’s auditors and the audit committees of registrant’s and co-registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s and co-registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s and co-registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s and co-registrant’s internal controls; and

6. The registrant’s and co-registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 28, 2003

/s/ IVAN BOšňÁK
Name:	Ivan Bošňák
Title:	Chief Financial Officer, EuroTel Bratislava, a.s.
Managing Director, Slovak Wireless Finance Company B.V.

CERTIFICATION

I, Robert Chvátal, Chief Executive Officer of EuroTel Bratislava, a.s. certify that:

1. I have reviewed this annual report on Form 20-F of Slovak Wireless Finance Company B.V. and EuroTel Bratislava, a.s.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant and co-registrant as of, and for, the periods presented in this annual report;

4. The co-registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the co-registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the co-registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the co-registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The co-registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the co-registrant’s auditors and the audit committee of co-registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the co-registrant’s ability to record, process, summarize and report financial data and have identified for the co-registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the co-registrant’s internal controls; and

6. The co-registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 28, 2003

/s/ ROBERT CHVÁTAL
Name: Robert Chvátal
Title: Chief Executive Officer, EuroTel Bratislava, a.s.

EuroTel Bratislava, a.s.

Consolidated Financial Statements

for the years ended December 31, 2001 and 2002

Prepared in Accordance with

International Accounting Standards

EuroTel Bratislava, a.s.

General Information

The Company

EuroTel Bratislava, a.s. (“EuroTel”), a Slovak joint stock company, was established in 1990 as a joint venture company between Slovak Telecom, a.s. (“ST”) and Atlantic West B.V. (“AWBV”), a company existing under the laws of the Netherlands. Under the terms of the joint venture agreement, ST and AWBV each contributed recently purchased equipment and a proportionate share of the NMT and MDNS licenses, which were recorded at fair value by EuroTel. No preexisting businesses were contributed to the joint venture. ST is a subsidiary of Deutsche Telekom AG (“DT”). AWBV is indirectly owned equally by subsidiaries of AT&T Wireless Services, Inc. and Verizon Communications. ST and AWBV own 53% and 47%, respectively, of the outstanding voting stock of EuroTel. The economic ownership is 51% by ST and 49% by AWBV. Control is exercised jointly between ST and AWBV as a result of a shareholders agreement.

In order to comply with the requirements of the GSM license issued by the Ministry of Transport, Posts and Telecommunications (“Ministry of Telecommunications”) of the Slovak Republic on August 30, 1996, EuroTel Bratislava s.r.o., a Slovak limited liability company, was transformed without liquidation into the joint stock company EuroTel Bratislava a.s A shareholders agreement was executed on November 23, 1996 and EuroTel was officially registered in the commercial court on December 16, 1996. All the assets and liabilities of the limited liability company were transferred to the joint stock company at the end of business on December 16, 1996 at accounting basis.

Principal Activities

EuroTel provides mobile telephony services in the 900 and 1800 MHz frequency bands under the Global System for Mobile Communications (“GSM”) standard and in the 450 MHz frequency band under the Nordic Mobile Telephone (“NMT”) standard, (together, “mobile”). EuroTel commercially launched the NMT service in September 1991, the GSM 900 service in February 1997 and the GSM 1800 service in November 1999. EuroTel also has been providing Managed Data Network Services (“MDNS”) in the Slovak Republic since November 1991. EuroTel’s business activities and customers are concentrated in the Slovak Republic.

Effective July 16, 2002, EuroTel was awarded the license (the “License”) for the implementation and operation of a public mobile telecommunication network based on the Universal Mobile Telecommunications System (“UMTS”) standard. The license also provides for control of related radio frequencies by EuroTel, under the terms of the license EuroTel will acquire control of frequencies no later than September 30, 2003. EuroTel is then obliged to launch commercial UMTS services within 30 months from the assumption of control of frequencies. The license is valid through to 2022 when EuroTel has the option to request its prolongation.

Principal Office

Vajnorská 100/A

831 03 Bratislava

Slovak Republic

Report of Independent Accountants

To the Board of Directors and Stockholders of EuroTel Bratislava, a.s.

We have audited the accompanying consolidated balance sheets of EuroTel Bratislava, a.s. and its subsidiary as of December 31, 2001 and 2002, and the related consolidated statements of income, cash flows and changes in shareholders’ equity for each of the three years ended December 31, 2000, 2001 and 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2001 and 2002 and the consolidated results of its operations and its cash flows for each of the three years ended December 31, 2000, 2001 and 2002 in conformity with International Accounting Standards.

Accounting practice used by the Company in preparing the accompanying financial statements conform with IAS but do not conform with accounting principles generally accepted in the United States (“US GAAP”). A description of these differences and a reconciliation of net income and shareholders’ equity from accounting principles generally accepted under IAS and US GAAP are set forth in Note 30.

PricewaterhouseCoopers

Bratislava

February 12, 2003

VAT Reg. No. of PricewaterhouseCoopers Slovensko, s.r.o. (DIČ) 35739347/600

Spoločnost je zapísaná v Obchodnom registri Okresného súdu Bratislava 1, pod vložkou č. 16611/B.

The company is registered in the Commercial Register of Bratislava 1 District Court, ref. No. 16611/B.

EuroTel Bratislava, a.s.

Consolidated Balance Sheets

(in thousands of Slovak Crowns)

		As of December 31,	As of December 31,
	Notes	2001	2002
ASSETS
Non-current assets
Property and equipment	4	5,565,548	6,905,996
Licenses	5	675,350	493,486
UMTS License prepayment	6	—	1,510,506
Deferred expenses and other long term assets	7	96,114	122,938

		6,337,012	9,032,926

Current assets
Inventories	8	260,769	297,151
Receivables, prepayments and deferred expenses	9	1,039,926	1,364,484
Investments	10	3,671,380	1,676,073
Cash and cash equivalents	11	954,363	860,203

		5,926,438	4,197,911

Total assets		12,263,450	13,230,837

LIABILITIES AND EQUITY
Shareholders’ equity
Share capital		3,734,735	3,734,735
(Accumulated deficit)/Retained earnings and other reserves		(148,288)	430,435

	12	3,586,447	4,165,170

Non-current liabilities
Long term notes	13	6,577,558	6,450,732
Deferred revenues and other liabilities	7	56,629	120,662
Deferred tax liability	14	40,629	247,369

		6,674,816	6,818,763

Current liabilities
Trade, other payables and deferred revenues	15	1,742,776	2,004,356
Accrued interest—long term notes	13	197,094	190,070
Provisions	17	62,317	52,478

		2,002,187	2,246,904

Total liabilities and equity		12,263,450	13,230,837

The accompanying notes form an integral part of these consolidated financial statements.

EuroTel Bratislava, a.s.

Consolidated Statements of Operations

(in thousands of Slovak Crowns)

		Year ended December 31,
	Notes	2000	2001	2002
Revenues	18	6,001,919	7,988,790	9,143,559
Cost of sales and services	19	(2,402,010)	(3,598,396)	(4,013,256)

Gross profit		3,599,909	4,390,394	5,130,303
Operating expenses	20	(2,797,218)	(3,264,736)	(3,796,336)

Operating profit		802,691	1,125,658	1,333,967
Finance costs	21	(1,619,871)	(613,734)	(533,704)

(Loss)/Income before tax		(817,180)	511,924	800,263
Income taxes	22	250,502	(204,780)	(214,688)

Net (loss)/income		(566,678)	307,144	585,575

The accompanying notes form an integral part of these consolidated financial statements.

EuroTel Bratislava, a.s.

Consolidated Statements of Cash Flows

(in thousands of Slovak Crowns)

		Year ended December 31,
	Notes	2000	2001	2002
Net income		(566,678)	307,144	585,575
Adjustments for:
Income tax		(250,502)	204,780	214,688
Depreciation and amortization	4,5	1,316,622	1,486,086	1,825,426
Interest expense	21	1,051,695	834,211	750,180
Interest income		(174,430)	(218,038)	(155,747)
Deferred finance charges amortization		322,346	63,145	39,252
Premium on repurchase of long term notes		—	32,708	—
Foreign exchange (gains)/losses		635,934	(108,056)	(118,871)
Loss/(gain) on disposal of property and equipment		1,425	1,487	(11,049)

Changes in working capital
Decrease/(increase) in inventories		(15,430)	(123,846)	(36,382)
Decrease/(increase) in receivables, prepayments and deferred expenses		(28,058)	(169,561)	(357,004)
(Decrease)/increase in trade, other payables and deferred revenues		(117,514)	365,625	192,218

Cash flows from operations		2,175,410	2,675,685	2,928,286

Interest paid		(578,134)	(858,623)	(753,345)
Interest received		133,120	198,386	198,263
Income tax (paid)		(26,893)	(12,768)	(10,083)

Net cash flows from operating activities		1,703,503	2,002,680	2,363,121

Cash flows from investing activities
Purchase of property and equipment		(770,214)	(1,647,357)	(2,887,519)
UMTS license prepayments	6	—	—	(1,510,506)
Purchase of investments		(4,329,302)	(4,604,154)	(2,668,733)
Proceeds from disposal of property and equipment		3,305	704	22,082
Proceeds from disposal of investments		881,240	4,405,473	4,587,395

Net cash used in investing activities		(4,214,971)	(1,845,334)	(2,457,281)

Cash flows from financing activities
Proceeds from borrowings—third parties		7,284,770	—	—
Proceeds from shareholder loans		615,962	—	—
Repayment of borrowings—third parties		(4,083,375)	—	—
Repurchase of long term notes		—	(686,748)	—
Payment of deferred finance charges		(325,865)	—	—

Net cash flows from financing activities		3,491,492	(686,748)	—

Net (decrease)/increase in cash and cash equivalents		980,024	(529,402)	(94,160)

Cash and cash equivalents at beginning of period	11	503,741	1,483,765	954,363

Cash and cash equivalents at end of period	11	1,483,765	954,363	860,203

The accompanying notes form an integral part of these consolidated financial statements.

EuroTel Bratislava, a.s.

Consolidated Statements of Changes in Shareholders’ Equity

(in thousands of Slovak Crowns)

	Ordinary Shares	Share Premium	Preferred Shares	Comprehensive income	(Accumulated Deficit)/ Retained Earnings	Total
Balance as of December 31, 1999	765,470	1,035	172,230	—	(75,434)	863,301
Net loss for the period ended December 31, 2000	—	—	—	—	(566,678)	(566,678)

Balance as of December 31, 2000	765,470	1,035	172,230	—	(642,112)	296,623

Capitalization of shareholder loans (See Note 12)	2,796,000	—	—	—	—	2,796,000
Capitalization of shareholder loans—adjustment due to effect of blend of exchange rates and tax planning (See Note 12)	—	—	—	—	186,680	186,680
Net income for the period ended December 31, 2001	—	—	—	—	307,144	307,144

Balance as of December 31, 2001	3,561,470	1,035	172,230	—	(148,288)	3,586,447

Fair value losses on cash flow hedge (net of tax effect)	—	—	—	(6,852)	—	(6,852)
Net income for the period ended December 31, 2002	—	—	—	—	585,575	585,575

Balance as of December 31, 2002	3,561,470	1,035	172,230	(6,852)	437,287	4,165,170

The accompanying notes form an integral part of these consolidated financial statements.

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements

(in thousands of Slovak Crowns)

1.    Basis of Preparation

These consolidated financial statements have been prepared in accordance with and comply with International Accounting Standards (“IAS”). The consolidated financial statements do not form the statutory accounts of EuroTel, which are prepared separately in accordance with Slovak law and accounting practice.

The consolidated financial statements and accompanying notes have been presented in thousands of Slovak Crowns.

Authorization of the consolidated financial statements

These consolidated financial statements, which include the financial statements of EuroTel Bratislava, a.s. and its wholly owned subsidiary, Slovak Wireless Finance Company B.V., (“SWFC”) were authorized for issue by the Board of Directors of EuroTel Bratislava, a.s. on February 12, 2003.

2.    Summary of Significant Accounting Policies

The consolidated financial statements have been prepared under the historical cost convention and in compliance with IAS which differ in certain respects from generally accepted accounting principles in the United States (“U.S. GAAP”). A summary of these differences and their effect on consolidated net income and shareholders’ equity is set out in Note 30. Significant accounting policies adopted by EuroTel are set out below.

Principles of Consolidation

Subsidiary undertakings, which are those entities in which the Group has an interest of more than one half of the voting rights or otherwise has power to exercise control over the operations, are consolidated. Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. All inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated; unrealized losses are also eliminated unless cost cannot be recovered. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

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

Revenue Recognition

GSM and NMT Services

EuroTel earns mobile service revenue, activation revenue and revenue from the sale of mobile telephone equipment. Mobile service revenue is earned by providing access to the network (access revenue) and for the use of the network (airtime revenue). Access revenue for postpaid customers is billed once a month in advance and is recognized when the service is rendered. Airtime revenue for postpaid customers is billed one month in arrears and is recognized in the period the airtime is used. Airtime revenue for prepaid customers is recognized in the

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements—(Continued)

(in thousands of Slovak Crowns)

period the airtime is used. Activation revenues are deferred and amortized over the estimated relationship period. The average customer relationship period for postpaid and prepaid customers is estimated to be 40 and 18 months, respectively. Customer equipment revenue is recognized at the time of sale.

Activation Revenues and Activation Costs

Activation revenues and activation costs to the extent of activation revenues are deferred and amortized over the average expected life of the customer; activation costs in excess of activation revenues are expensed as incurred.

Managed Data Network Services

EuroTel earns MDNS revenue primarily by providing access to the MDNS network and for usage of the network. Access revenues are billed once a month in advance and are recognized when the service is rendered. Usage revenues are billed one month in arrears and are recognized in the period the network is used. EuroTel also earns revenue from selling and installing equipment and rental of modems. These revenues are recognized when the equipment, systems and services are delivered and installed.

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

The cost of property and equipment is depreciated on a straight-line basis to write off the cost of each asset to their residual values over their estimated useful lives as follows:

Mobile property and equipment	8 years
MDNS equipment	7 to 10 years
MDNS modems	3 years
Furniture and fixtures	5 years
Computer equipment	4 years
Motor vehicles	4 years
Software	3 years

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount. Gains and losses on disposals are determined by comparing proceeds with carrying amount and are included in operating profit.

At the beginning of the fiscal year 2002, EuroTel has revised the estimated economic useful live of motor vehicles and changed it from 3 to 4 years which, based on EuroTel’s historical experience, better reflects the

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements—(Continued)

(in thousands of Slovak Crowns)

actual service lives of assets in the Motor vehicles category. This change in accounting estimate had no material impact on reported net income or equity.

Intangible Assets

Intangible assets include the “general license” covering provision of public mobile telephony and public data network services and use of 900MHz, 1800MHz and 450MHz radio frequencies on the Slovak territory by EuroTel. The license is valid until 2011, at which point EuroTel has the option to renew the license for up to an additional ten years at nominal cost. The license is amortized on a straight-line basis over the remaining life exclusive of the renewal option. Where the carrying amount of an intangible asset including goodwill is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

UMTS license

EuroTel was awarded the license for the implementation and operation of a public mobile telecommunication network based on the UMTS standard by the Telecommunications Office of the Slovak Republic (the “Telecom Office”).

The License became effective on July 16, 2002 and is valid through to 2022, at which point EuroTel has the option to renew the License. EuroTel currently does not control the awarded UMTS frequencies. Under the terms of the License, the Government is obliged to make UMTS frequencies available to EuroTel by September 30, 2003. EuroTel is then obliged to commence providing UMTS services no later than 30 months from the date of such transfer of control of frequencies. The license fee payable to the Telecom Office was set at Sk1,499,000 and was fully paid by December 31, 2002 (see Note 6).

It is EuroTel’s policy to recognize licenses as intangible assets when EuroTel assumes control of the related frequencies. Payments made for licenses prior to control of related frequencies are accounted for as prepayments.

Amortization of the licenses commences on the date of the commercial launch of the network, which utilizes the awarded frequencies. Where the carrying amount of the prepayment is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

Impairment of long lived assets

Property and equipment and other non-current assets, including goodwill and other intangible assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount which is the higher of an asset’s net selling price and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows.

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

Investments

On January 1, 2001, EuroTel adopted IAS 39 and classified its investments into the following categories: held-to-maturity, trading and available-for-sale. Investments with fixed maturity that the management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in current or non-current assets according to their maturity. On December 31, 2002 and December 31, 2001, all EuroTel’s investments in this category were classified as current. Held-to-maturity investments are subsequently carried at amortized cost using the effective yield method.

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

Operating Costs

Operating costs are charged in the accounting period to which they relate. Activation costs to the extent of activation revenues are deferred and amortized over the estimated relationship period. The average customer relationship period for postpaid and prepaid customers is estimated to be 40 and 18 months, respectively. Activation costs are comprised primarily of commissions we pay our dealers, plus the cost of the SIM card required for each new activation. Activation costs in excess of activation revenues are expensed in the period of activation.

Deferred Finance Charges

Charges incurred in obtaining financing are deferred and amortized to expense over the debt service period using the effective interest method. The finance charges are included in the initial measurement of the notes.

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

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements—(Continued)

(in thousands of Slovak Crowns)

In 2002 EuroTel used certain derivative instruments to hedge a proportion of its foreign exchange risk arising from interest payments accruing on its long term bonds. A further description of instruments used and their fair values as of December 31, 2002 is provided in Note 16.

Interest rate risk

EuroTel’s income and operating cash flows are affected by changes in market interest rates, mainly through its investments in European Union members government bonds. It is EuroTel’s policy to restrict its bond investments to European Union members government bonds maturing within 12 months from the date of purchase and then hold such investments until maturity. EuroTel’s borrowings currently entirely consist of long term notes (see Note 13) which pay a fixed rate of interest.

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

Accounting for derivative financial instruments and hedging activities

EuroTel is authorized to undertake certain hedging activities, including the use of derivatives, within the limits and overall framework set by the Board of Directors.

Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently are remeasured at their fair value. EuroTel designates its derivatives as either a hedge of a forecasted transaction or, of a firm commitment (cash flow hedge).

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective, are recognized in equity. Where the forecasted transaction or firm commitment results in the recognition of an asset (for example, property and equipment) or of a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in equity are transferred to the income statement and classified as revenue or expense in the same periods during which the hedged firm commitment or forecasted transaction affects the income statement.

At the date a hedging instrument expires or is sold, or once a hedge no longer meets the criteria for hedge accounting under IAS 39, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the committed or forecasted transaction ultimately is recognized in the income statement. When a committed or forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

EuroTel documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements—(Continued)

(in thousands of Slovak Crowns)

process includes linking all derivatives designated as hedges to specific assets and liabilities or to specific firm commitments or forecast transactions. EuroTel also documents its assessment, both at the hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Fair value estimation

The fair value of publicly traded Derivatives, Long term notes and Investments is based on quoted market prices at the balance sheet date. The fair value of Cross Currency interest rate Swap is calculated as the present value of the estimated future cash flows. The face values less any estimated credit adjustments for financial assets and liabilities with maturity of less than one year (with the exception of investments) are assumed to approximate their fair values.

4.    Property and Equipment

The composition of property and equipment and related accumulated depreciation as of December 31, 2001 is as follows:

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

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements—(Continued)

(in thousands of Slovak Crowns)

The composition of property and equipment and related accumulated depreciation as of December 31, 2002 is as follows:

	Mobile equipment	MDNS equipment	Computer equipment and software	Motor vehicles	Furniture, fixtures and other	Construction in progress	Total
Cost
As of December 31, 2001	7,001,781	611,566	1,661,318	101,489	154,230	914,084	10,444,468
Additions	—	—	244,666	2,499	107,848	2,640,030	2,995,043
Disposals	(16,079)	(27,768)	(56,383)	(41,581)	(34,281)	—	(176,092)
Transfers	2,178,157	107,829	531,258	—	—	(2,817,244)	—

As of December 31, 2002	9,163,859	691,627	2,380,859	62,407	227,797	736,870	13,263,419

Depreciation
As of December 31, 2001	(3,173,629)	(333,105)	(1,188,976)	(95,069)	(88,141)	—	(4,878,920)
Charge for the period	(1,216,602)	(78,683)	(303,031)	(2,950)	(42,296)	—	(1,643,562)
Disposals	16,079	27,457	54,220	40,423	26,880	—	165,059

As of December 31, 2002	(4,374,152)	(384,331)	(1,437,787)	(57,596)	(103,557)	—	(6,357,423)

Net book amount as of December 31, 2002	4,789,707	307,296	943,072	4,811	124,240	736,870	6,905,996

Following a review of expected future cash flows to be generated by the NMT business, EuroTel has recorded an impairment charge of Sk60,305 against a proportion of the carrying value of the NMT assets. The charge is included in the 2002 depreciation charge under Mobile equipment (see Note 20). The recoverable amount (the higher of the net selling price and value in use) was determined at the NMT cash-generating unit level and represents the value in use determined using a discounted cash flow analysis, employing a 12.5% discount rate.

5.    Licenses

EuroTel reports intangible assets at cost less accumulated amortization.

	As of December 31, 2001	As of December 31, 2002
General license	1,053,149	1,053,149
Less: accumulated amortization	(377,799)	(559,663)

	675,350	493,486

The general license is valid until 2011, at which point EuroTel has the option to renew the license for up to an additional ten years.

Following a review of expected future cash flows to be generated by the NMT business an impairment charge of Sk112,000 was recorded against a proportion of the 450MHz spectrum carrying value. The charge is recorded in the 2002 amortization expense (see Note 20). The recoverable amount (the higher of the net selling price and value in use) was determined at the NMT cash-generating unit level and represents the value in use determined using a discounted cash flow analysis, employing a 12.5% discount rate.

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements—(Continued)

(in thousands of Slovak Crowns)

6.    UMTS License Prepayment

	As of December 31, 2001	As of December 31, 2002
UMTS license fee	—	1,510,506

Included in the UMTS license prepayment for the year ended December 31, 2002 is the capitalized consultancy fee of Sk11,506 in addition to the license fee paid to the Telecom Office.

7.    Non-current deferred expenses, deferred revenues and other liabilities

Deferred expenses and other assets	As of December 31, 2001	As of December 31, 2002
Deferred activation costs (a)	27,183	58,353
Deferred expenses and other assets (b)	68,931	64,585

	96,114	122,938

Deferred revenues and other liabilities	As of December 31, 2001	As of December 31, 2002
Deferred activation revenues (a)	27,183	58,353
Accrued rent of office space (c)	29,446	58,102
Cross currency interest rate swaps—non-current portion (see Note 16)	—	4,207

	56,629	120,662

(a)	Activation revenue and activation costs to the extent of activation revenues are deferred and amortized over the average expected life of the customer; activation costs in excess of activation revenues are expensed as incurred (see Note 2).
(b)	Other deferred expenses primarily relate to initial direct costs incurred in negotiating and securing EuroTel’s operating lease of its primary office space (see Note 24). These expenses are charged to income on a straight-line basis over the lease term.
(c)	Under the terms of the EuroTel’s primary office space operating lease (see Note 24) EuroTel paid a reduced rent in the first year of the lease as an incentive to enter into the lease. The aggregate amount of the benefit of incentives is recognized on a straight-line basis over the lease term.

8.    Inventories

	As of December 31, 2001	As of December 31, 2002
Mobile
Mobile phones and accessories	195,633	262,003
SIM cards	60,271	29,836

	255,904	291,839
MDNS
MDNS inventory	4,865	5,312

	260,769	297,151

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements—(Continued)

(in thousands of Slovak Crowns)

EuroTel uses an aging analysis of inventory that approximates the amount that would have been provided for under specific identification; stock items with carrying value of Sk16,490 are carried at net realizable value (Sk36,327 as of December 31, 2001). Inventories are shown net of allowances of Sk19,269 and Sk12,455 as of December 31, 2001 and December 31, 2002, respectively.

9.    Receivables, Prepayments and Deferred Expenses

	As of December 31, 2001	As of December 31, 2002
Domestic trade receivables (net of provision for bad and doubtful accounts)	640,562	766,450
Foreign trade receivables	24,460	21,435
Amounts due from related parties
—ST	84,116	140,206
—Other related parties	20,788	32,056
Income tax receivable (See Note 22e)	—	7,458
Accrued interest income	46,154	33,062
VAT receivables	15,038	88,892
Other receivables	12,751	53,363
Prepayments and other deferred expenses	144,921	133,819
Deferred activation costs	51,136	87,743

	1,039,926	1,364,484

All receivables fall due within one year. In determining its provision for bad and doubtful debts, EuroTel distinguishes between receivables that eventually prove to be uncollectible and receivables related to contracts that EuroTel later determines were entered into with customers who intended to defraud EuroTel. In order to preserve the tax-deductible status of bad debt expense, EuroTel’s trade receivables may not be written out of our primary books and records until certain statutory collection requirements are complied with. As such, EuroTel keeps most receivables on its balance sheet even if fully reserved for until such compliance is met. Trade accounts receivable are shown net of the following provision for bad and doubtful accounts:

	As of December 31, 2001	As of December 31, 2002
Provision for bad and doubtful accounts at the beginning of the period	753,815	774,815
Charged against revenue	37,543	29,096
Charged against bad debt expense	34,001	19,289
Write-off of receivables	(50,544)	(72,310)

Provision for bad and doubtful accounts at the end of the period	774,815	750,890

10.    Investments

EuroTel has invested in a portfolio of Euro denominated government bonds. The bonds mature in periods ranging from one to six months from the balance sheet date. The bonds pay interest at fixed rates with effective interest rates ranging from 2.75% to 3.64%. As of December 31, 2001 and as of December 31, 2002 the fair value of the securities was Sk3,679,578 and Sk1,677,306 respectively. EuroTel has the intent and ability to hold all investments to maturity.

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements—(Continued)

(in thousands of Slovak Crowns)

	As of December 31, 2001	As of December 31, 2002
Opening net book amount	3,559,842	3,671,380
Additions	4,604,154	2,668,733
Redemptions	(4,405,473)	(4,587,395)
Amortization of discount/(premium)	8,461	(29,204)
Foreign exchange gains/(losses)	(95,604)	(47,441)

Closing net book amount	3,671,380	1,676,073

11.    Cash and Cash Equivalents

EuroTel’s cash balance includes deposits held in interest bearing accounts, current accounts and cash on hand. The interest rate bearing deposits earned 4.34% (year ended December 31, 2001 4.59%) effective interest on a weighted average basis.

	As of December 31, 2001	As of December 31, 2002
Interest bearing deposits on terms of less than three months	934,030	832,878
Cash on hand and on current accounts with banks	20,333	27,325

	954,363	860,203

12.    Shareholders’ Equity

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

On December 19, 2000 the Board of Directors of EuroTel, including representatives of all shareholders, agreed to capitalize all outstanding shareholder loans and interest accrued thereon through December 31, 2000 with an aggregate value of Sk3,058,929 into ordinary share capital of the Company as of January 1, 2001. The agreement was scheduled at shareholders’ meeting of March 22, 2001. As a result of this transaction, the total number of ordinary shares authorized, issued and outstanding at December 31, 2001 and at December 31, 2002 was 3,561,470, of which 1,816,350 and 1,745,120 were issued to ST and AWBV respectively. The total number of authorized, issued and outstanding preferred shares remains 172,230, all of which are held by ST.

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

EuroTel cannot make any dividend payment or other distribution unless certain criteria set forth in the Indenture between SWFC, EuroTel and The Bank of New York dated as of March 23, 2000 (“indenture agreement”) are satisfied (see Note 13).

13.    Long Term Notes

	As of December 31, 2001	As of December 31, 2002
Long term notes	6,841,600	6,675,522
Less: deferred finance charges	(264,042)	(224,790)

	6,577,558	6,450,732

On March 23, 2000 EuroTel issued through Slovak Wireless Finance Company B.V., a wholly owned subsidiary, 11¼% Series A Senior Guaranteed Notes (“Series A Notes”). The Series A Notes were issued in an aggregate principal amount of €175 million. On August 18, 2000, the United States Securities and Exchange Commission (“SEC”) declared effective a registration statement filed by EuroTel and SWFC. Pursuant to that registration statement, SWFC offered to exchange new 11.25% Series B Senior Guaranteed Notes (“Series B Notes”) due 2007 for all outstanding Series A Notes that SWFC issued on March 23, 2000. In aggregate, €172.3 million of Series A Notes have been exchanged for an equivalent amount of Series B Notes to date. The Series B Notes are substantially identical in terms to the Series A Notes, except that the Series B Notes are registered with the SEC. There are currently €2.7 million of Series A Notes still outstanding.

The Series A and B Notes will mature on March 30, 2007, and SWFC will be required to repay the Series A and B Notes on that date at 100% of the principal amount. The obligations of SWFC under the Series A and B Notes are fully and unconditionally guaranteed by EuroTel. Interest is payable semiannually in arrears on March 30 and September 30 of each year commencing on September 30, 2000. The fair value of the notes at December 31, 2001 and December 31, 2002 was Sk7,491,552 and Sk7,326,385 respectively.

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

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements—(Continued)

(in thousands of Slovak Crowns)

Charges incurred in obtaining financing are deferred and amortized to expense over the debt service period using the effective interest method. The finance charges are included in the initial measurement of the notes.

In September and October 2001, EuroTel repurchased €15 million of the long term notes in a series of open-market transactions. In accordance with IAS 39, related liability was derecognized in EuroTel’s consolidated balance sheet. EuroTel used existing liquid assets to extinguish the debt. Net loss of Sk43,741 (net of deferred tax credit of Sk14,581), comprising the difference between the carrying amount of the repurchased notes and net consideration paid amounting Sk32,708 and unamortized deferred finance charges related to repurchased notes of Sk25,614, was charged to income.

14.    Deferred Tax

Deferred taxes are calculated in full on temporary differences under the liability method using a principal tax rate of 25%. The Slovak corporate tax rate has changed from 29% to 25% effective from January 1, 2002.

The movement on the deferred tax account is as follows:

	As of December 31, 2001	As of December 31, 2002
At beginning of period—net deferred tax asset/(liability)	223,715	(40,629)
Income statement charge	(188,095)	(206,740)
Tax charged to equity (Note 12)	(76,249)	—

At end of period—net deferred tax liability	(40,629)	(247,369)

The deferred tax charge to equity in 2001 was recorded in relation to capitalization of shareholder loans. This transaction is further described in Note 12.

Deferred tax assets are recognized for tax loss carry forwards to the extent that realization of the related tax benefit through the future taxable profits is probable. Under Slovak Tax Law a company may accumulate tax losses for carryforwards in respect of three consecutive years immediately proceeding the year for which company records taxable income. The tax loss carryforwards can subsequently be released against taxable income ratably over five years. Tax loss carryforwards as of December 31, 2002 of Sk1,265,724 represent tax losses accumulated over the years ended December 31, 1999, 2000 and 2001 less a proportion of taxable profit for the year ended December 31, 2002 that was, under Slovak tax law, offset. The tax losses carried forward are expected to be offset evenly against current and future taxable profits during 2002 through to 2006. The deferred tax asset related to the tax loss carryforwards was recognized on the basis of estimated future taxable profits of the Company within the relevant tax jurisdiction.

The movement in deferred tax assets and liabilities (prior to offsetting of balances within the same tax jurisdiction) during the period is as follows:

Deferred tax liabilities

	As of December 31, 2001	(Charged)/ Credited to Income Statement	As of December 31, 2002
Temporary differences arising from accelerated tax depreciation	(610,693)	(100,390)	(711,083)
Deferred expenses	(19,580)	(16,944)	(36,524)

Deferred tax liabilities	(630,273)	(117,334)	(747,607)

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements—(Continued)

(in thousands of Slovak Crowns)

Deferred tax assets

	As of December 31, 2001	(Charged)/ Credited to Income Statement	As of December 31, 2002
Unrealized foreign exchange losses	53,075	(41,317)	11,758
Accrued interest	50,901	(2,512)	48,389
Deferred revenues	19,580	16,944	36,524
Other accruals	23,523	(4,157)	19,366
Bad debt provision for receivables (a)	—	39,845	39,845
Rent and exit costs	17,342	(6,251)	11,091
Premium on long term notes repurchase and write-off of deferred finance charges (b)	14,493	(814)	13,679
Hedge liability	—	3,155	3,155
Tax losses carried forward	410,730	(94,299)	316,431

Deferred tax assets	589,644	(89,406)	500,238

(a)	Prior to January 1, 2002 the Slovak tax law allowed the debtor to claim a tax benefit only after certain statutory collection requirements were complied with. Due to the significant practical difficulties in pursuing such statutory requirements it was EuroTel’s policy not to recognize a deferred tax asset on its bad debt provision. The Amendment to the Income Taxes Act (the “Amendment”), effective from January 1, 2002, significantly relaxed the rules for tax benefit collection in relation to newly originated receivables. In accordance with the Amendment, 50% of the bad debt provision related to receivables due after December 31, 2001 becomes tax deductible after 2 years from the receivable due date and a tax benefit for a further 25% of the receivable value can be claimed if the receivable is still unpaid after 36 months from the original due date. A deferred tax asset arising on the bad debt provision was recorded during the year ended December 31, 2002 in relation to receivables within the scope of the Amendment.
(b)	A deferred tax asset of Sk14,493 has been recognized as of December 31, 2001 to account for the timing differences between the accounting and tax profits of EuroTel caused by repurchase, by EuroTel, of €15 million of its long term notes (see Note 13). Under IAS, the premium paid by EuroTel over the carrying value of repurchased notes together with unamortized deferred finance charges related to the repurchased notes were charged to income. Under Slovak law, for tax purposes, the premium will become deductible on the date of maturity of long term notes and the deferred finance charges will continue to be amortized over the period until such date.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax asset/liabilities and when the deferred taxes relate to the same fiscal authority.

The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

	As of December 31, 2001	As of December 31, 2002
Deferred tax liability	(40,629)	(247,369)

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements—(Continued)

(in thousands of Slovak Crowns)

The amounts shown in the balance sheet include the following:

	As of December 31, 2001	As of December 31, 2002
Deferred tax assets to be recovered after more than 12 months	414,599	338,758
Deferred tax liabilities to be settled after more than 12 months	(478,931)	(796,541)

	(64,332)	(457,783)

15.    Trade, Other Payables and Deferred Revenues

	As of December 31, 2001	As of December 31, 2002
Domestic trade payables	490,227	412,167
Foreign trade payables	276,258	337,856
Amounts due to related parties
ST	63,676	96,715
AWBV	6,293	1,001
Other related parties	1,728	16,890
Amounts due to employees	23,888	26,541
Taxation and social security	23,272	30,857
Cross currency interest rate swaps—current portion (Note 16)	—	8,413
Deferred revenues	326,334	512,774
Fixed asset accruals	229,727	255,563
Other accruals	301,373	305,579

	1,742,776	2,004,356

16.    Derivative financial instruments

On October 23, 2002 and November 27, 2002, EuroTel entered into two EUR/SKK Cross Currency Interest Rate Swaps to hedge approximately 55% of its exposure to the EUR/SKK exchange rate risk in connection with payments of the March 31, 2003, September 30, 2003 and March 30, 2004 interest payments to the holders of the EUR denominated long term notes (Note 13). Under the contractual terms of the two swaps, EuroTel agreed to pay fixed SKK cash flow of Sk215,156 in exchange for a receipt of a fixed EUR cash flow of EUR 4,979 thousand on each of the above days, at an average rate of approximately 43.21 SKK/EUR.

The fair value losses recognized on the above contracts as of December 31, 2002 were Sk8,230 and Sk4,390 respectively. Sk8,413 of fair value losses were classified under Trade, other payables and deferred revenues under current liabilities and Sk4,207 was recorded under Deferred revenues and other liabilities under Non-current liabilities. The losses were recognized in income to the extent of Sk2,613 (net of deferred tax of Sk871) to which they relate to underlying interest payments, which have been accrued at the balance sheet date. To the extent of Sk6,852 (net of deferred tax of Sk2,284) to which they relate to future interest payments they were recognized in comprehensive income reserve in equity. Fair value gains and losses recognized in equity will be transferred from the hedging reserve to the income statement when the underlying interest is accrued or paid through to March 30, 2004.

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements—(Continued)

(in thousands of Slovak Crowns)

17.    Provisions

	Leased properties	Loyalty program	Total
Balance as of December 31, 2001	37,000	25,317	62,317
Provisions created in the period	10,000	51,300	61,300
Provisions released in the period	(35,000)	(15,627)	(50,627)
Provisions reversed in the period	—	(20,512)	(20,512)

Balance as of December 31, 2002	12,000	40,478	52,478

a)	During the year 2001, EuroTel moved into new office space rented under an operating lease contract. As a result certain properties previously occupied by EuroTel rented under non-cancelable operating leases were vacated. A provision of Sk37,000 as of December 31, 2001 has been recognized for net present value of expected future payments for such surplus properties, net of sub-leasing revenue. In April 2002, EuroTel entered into an agreement with the owners of a significant majority of the surplus properties and achieved a mutual release of all obligations arising from the lease contracts for a compensatory fee of Sk35,000.

In November 2002 EuroTel entered into a sub-lease arrangement for the remaining vacated properties on worse than previously expected terms. An additional provision of Sk10,000 as of December 31, 2002 has been recognized for the net present value of expected future shortfall of subleasing revenue to EuroTel’s lease payments.

b)	Loyalty program provision covers the cost of equipment, accessories, gifts and services provided to EuroTel loyalty scheme participants in exchange for credits awarded primarily for spent airtime minutes. The provision has been recognized based on the past experience of the usage of the credits by the EuroTel loyalty scheme participants. The reversal of Sk20,512 includes Sk15,627 related to a change in the terms of the loyalty program reducing the purchasing power of the credits once redeemed by a customer.

18.    Revenues

	Year ended December 31,
	2000	2001	2002
Mobile service revenues	4,863,869	6,466,717	7,844,414
Mobile equipment and other sales
Mobile equipment and accessories sales	367,493	785,979	670,289
Other revenues	322,620	262,733	151,178

	690,113	1,048,712	821,467

Managed data network services
MDNS service revenues	438,810	467,331	473,033
MDNS equipment revenues	9,127	6,030	4,645

	447,937	473,361	477,678

	6,001,919	7,988,790	9,143,559

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements—(Continued)

(in thousands of Slovak Crowns)

Service Revenues

Total service revenues, which exclude revenues from the sale of mobile equipment and MDNS equipment, were as follows:

	Year ended December 31,
	2000	2001	2002
Service revenues	5,625,299	7,196,781	8,468,625

19.    Cost of Sales and Services

	Year ended December 31,
	2000	2001	2002
Mobile service cost of sales
Interconnect	703,599	1,018,376	1,435,051
Roaming	257,951	298,023	362,470
Leased circuits	220,284	230,805	259,167
License and other costs	49,963	131,852	179,332

	1,231,797	1,679,056	2,236,020

Mobile equipment and service commissions
Equipment, SIM cards, accessories and spare parts	886,907	1,602,239	1,515,156
Service commissions	132,721	165,439	121,965

	1,019,628	1,767,678	1,637,121

Managed data network services cost of sales
MDNS service cost of sales	143,194	149,039	137,023
MDNS equipment cost of sales	7,391	2,623	3,092

	150,585	151,662	140,115

	2,402,010	3,598,396	4,013,256

Cost of Services

Depreciation and amortization are not included in cost of sales and services but under operating expenses. Total service cost of goods sold, which excludes the cost of mobile equipment and MDNS equipment sold, were as follows:

	Year ended December 31,
	2000	2001	2002
Cost of services	1,507,712	1,993,534	2,495,008

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements—(Continued)

(in thousands of Slovak Crowns)

20.    Operating Expenses

	Year ended December 31,
	2000	2001	2002
Advertising	340,954	374,901	431,524
Marketing and sales	31,379	43,695	37,559
Wages and employee benefits (a)	429,180	520,444	625,904
Building maintenance	42,631	55,777	72,431
Network and Information technology support and maintenance	217,303	242,435	259,897
Motor vehicles expenses	33,395	35,095	39,468
Rent—base station sites	67,364	70,707	80,405
Rent—buildings (b)	106,662	184,539	154,913
Employee training and travel	18,327	32,164	41,030
Office supplies	50,904	58,985	73,555
Professional fees and administrative costs	99,007	173,920	186,554
Operating FX (Gains)/Losses	3,219	3,192	(5,593)
Bad debt expense	72,707	34,001	19,289
Depreciation (c)	1,243,195	1,416,222	1,643,562
Amortization (c)	73,427	69,864	181,864
Capitalized expenses (d)	(32,436)	(51,205)	(46,026)

	2,797,218	3,264,736	3,796,336

(a)	Wages and employee benefits include Sk113,173 of contributions accrued to the statutory health, retirement benefit and unemployment schemes during the year ended December 31, 2002 (Sk99,413 during the year ended December 31, 2001).
(b)	Rent—buildings for the year ended December 31, 2001 includes present value of future payments under non-cancelable operating leases for surplus properties net of sub-leasing revenue amounting Sk37,000 (see Note 17) and exit costs of Sk12,539.

An additional provision of Sk10,000 as of December 31, 2002 has been recognized for the net present value of expected future shortfall of subleasing revenue to EuroTel’s lease payments (see Note 17).

(c)	Included in the depreciation charge for the year ended December 31, 2002 is a one-time write-off of Sk24,091 representing the net book value of point-to-multipoint system (“PMP”) for wireless connection of the GSM base stations and MDNS customers to MDNS network. Whereas Telecom office opened the tender for new license for spectrum used by PMP equipment, EuroTel’s management decided not to exercise this offer and ceased the usage of this equipment. PMP equipment was used 69% for MDNS and 31% for Mobile Communications Services business segment.

Included in the depreciation charge for the year ended December 31, 2002 is an impairment charge of Sk60,305 recorded in relation to NMT network impairment (see Note 4).

Included in the amortization charge for the year ended December 31, 2002 is an impairment charge of Sk112,000 recorded in relation to NMT 450MHz spectrum impairment (see Note 5).

(d)	Capitalized expenses include labor and overhead expenses associated with the construction of fixed assets.

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements—(Continued)

(in thousands of Slovak Crowns)

21.    Finance Costs

	Year ended December 31,
	2000	2001	2002
Write-off of deferred finance charges and Prepayment penalties (a),(b)	333,625	25,614	—
Premium on repurchase of long term notes (b)	—	32,708	—
Interest expense on borrowings	1,051,695	834,211	750,180
Arrangement fees and other finance expenses, net	36,858	39,734	39,584
Capitalized interest (c)	(16,131)	(11,076)	(26,975)
Interest income	(174,430)	(218,038)	(155,747)
Foreign exchange losses/(gains)	388,254	(89,419)	(73,338)

	1,619,871	613,734	533,704

(a)	The write-off of deferred finance charges and prepayment penalties in the year ended December 31, 2000 related to the early extinguishment of the loans which were repaid with the proceeds from the issuance of long term notes. The write-off of the deferred finance charges and prepayment penalties amounted to Sk189,730 and Sk143,895 respectively.
(b)	The write-off of Sk25,614 of unamortized deferred finance charges in the year ended December 31, 2001 related to the repurchase of €15 million of long term notes in a series of open-market transactions. Premium of Sk32,708 paid over the face value of repurchased notes was also charged to income. Deferred tax of Sk14,581 was recognized with respect to the above charges.
(c)	Capitalization rates used to determine capitalized interest were as follows:

	Year ended December 31,
	2000	2001	2002
Capitalization rates	9.93%	8.48%	11.25%

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements—(Continued)

(in thousands of Slovak Crowns)

22.    Income Taxes

A reconciliation between the reported income tax charge/(credit) and the theoretical amount that would arise using the statutory tax rates is as follows:

	Year ended December 31,
	2000	2001	2002
(Loss)/Income before tax	(817,180)	511,924	800,263

Income tax at 25% (2000, 2001: 29%)	(236,982)	148,458	200,066
Provision for doubtful accounts (a)	32,380	11,563	(35,777)
Non-deductible provision for inventory	(7,284)	(4,188)	(1,769)
Non-deductible advertising expenses	1,045	3,618	6,076
Increase/(decrease) in valuation allowance	(64,480)	—	—
Forgiven interest on shareholders loans	—	18,280	—
Change in tax rate (b)	—	(6,502)	—
Net impact of interest income taxed by withholding tax	1,210	677	—
Non-deductible compensation fee (c)	—	—	8,966
Other, net	23,609	32,874	37,126

	(250,502)	204,780	214,688

Income tax expense for the period
The tax charge for the period comprises:
Deferred tax (credit)/charge (d)	(268,657)	194,597	206,740
Tax charge in respect of current and prior periods	—	6,534	7,948
Change in tax rate (b)	—	(6,502)	—
Withholding tax on interest income (e)	18,155	10,151	—

	(250,502)	204,780	214,688

(a)	Uncollectable receivables are not deductible for tax until certain statutory collection requirements are complied with. As described under Note 14 the Amendment relaxed the rules for tax benefit collection related to receivables due after December 31, 2001. Accordingly, a deferred tax asset for 75% of the 2002 receivables has been recognized. The treatment of receivables due prior to December 31, 2001 was not modified. Movements in bad debt provision in relation to such pre-existing receivables therefore continue to be a permanent difference for income tax purposes. In 2002, EuroTel was able to secure tax deductibility status for its pre-2002 receivables, where all statutory collection requirements, mainly obtaining court judgements against debtors, were complied with. The corresponding deductible write-offs of such receivables reduced the effective tax rate.
(b)	The Slovak corporate tax rate changed from 29% to 25% effective from January 1, 2002.
(c)	Compensation fee paid to the lessors related to the vacating of the old office space rented under non-cancelable operating leases (see Note 17) is tax non-deductible expense for the income tax purposes.
(d)	The deferred tax charge is mainly the result of the differences between accounting and tax depreciation, unrealized foreign exchange losses which are not considered tax deductible under current Slovak tax legislation until realized, accruals including interest on long term notes which are not considered tax deductible under current Slovak tax legislation until paid, and tax loss carryforwards.
(e)	During the year 2001 EuroTel paid Sk10,151 (2000: Sk18,155) of withholding taxes (at 15%) on its interest income. Under Slovak law, such payments would be available for offset with income tax liability, but are not recoverable in the event of a tax loss. In 2002, as EuroTel declared a taxable profit, all such payments, amounting to Sk7,458 were offset against the corporation tax liability.

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements—(Continued)

(in thousands of Slovak Crowns)

23.    Capital Commitments

EuroTel had the following contractual capital commitments:

	As of December 31,
	2001	2002
Capital expenditures that have been contracted for but have not been provided for in the financial statements	309,672	239,918

These commitments principally relate to the network, with the majority of payments expected to occur within one year. These commitments are cancelable without significant penalty.

Under the terms of the UMTS license (Note 6), EuroTel is obliged to commence providing UMTS services no later than 30 months from the date of control of the related radio frequencies, currently expected in September 2003.

24.    Operating Leases

EuroTel is committed under operating leases with terms ranging from one to eleven years relating primarily to office, retail space and motor vehicles. The aggregate future minimum lease payments under non-cancelable operating leases can be analyzed as follows:

	As of December 31,
	2001	2002
2002	140,793	—
2003	129,391	166,595
2004	135,557	146,914
2005	141,607	132,233
2006	140,097	111,008
2007	119,369	103,679
2008 – 2013	727,642	586,098

	1,534,456	1,246,527

The following amounts relating to operating leases were charged to income:

	Year ended December 31,
	2000	2001	2002
Amounts relating to operating leases charged to income	174,026	264,513	261,404

25.    Government Social Security and Pension Plan

Throughout the periods reported in these financial statements, EuroTel was required to make contributions amounting to 38% (2001: 38%) of gross salaries up to a monthly salary of Sk32 to statutory health, retirement benefit and a maximum of Sk24 to unemployment schemes to which employees contribute an additional 13% in 2002 (2001: 13%).

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements—(Continued)

(in thousands of Slovak Crowns)

26.    Related Party Transactions

In the normal course of business EuroTel purchases certain telecommunications services from and sells certain services to Slovak Telecom. EuroTel has certain lease agreements with ST. Related party transactions with AWBV and T-Mobile International constitute management fees paid for consulting services and payments for seconded employees. On March 22, 2001, EuroTel’s shareholders approved an increase in ordinary share capital by capitalizing all shareholder loans and interest accrued thereon through December 31, 2000 (see Note 12). EuroTel also purchases and sells in the normal course of business telecommunications services from following subsidiaries, associated undertakings and joint ventures within the respective groups of EuroTel’s shareholders: Eurotel Praha and RadioMobil in the Czech Republic, T-Mobile in Germany, T-Mobile Austria, T-Mobile USA, T-Mobile UK, T-Mobile Netherlands, HT Mobile Communications in Croatia, Westel Mobile TeleCommunications Company in Hungary, Vodafone Omnitel in Italy, Mobile TeleSystems in Russia, Ukrainian Mobile Communications in Ukraina and PTC in Poland. Balances outstanding from and due to related parties are disclosed in Notes 9 and 15.

EuroTel’s transactions with the aforementioned related parties which were undertaken on an arms length basis, were as follows:

	Year ended December 31,
	2000	2001	2002
Sales to ST	816,969	972,070	943,299
Purchases from ST	677,098	756,741	811,371
Lease expense paid to ST	38,337	41,255	35,260
Sales to Eurotel Praha	69,963	83,361	83,285
Purchases from Eurotel Praha	34,018	33,470	43,035
Sales to other related parties	87,504	102,326	139,165
Purchases from other related parties	48,964	53,410	85,923
Management fees paid to AWBV	37,841	33,476	22,360
Management fees paid to T-Mobile	—	3,744	19,008
Directors and management fees	12,512	17,842	35,047

27.    Contingencies

Litigation

EuroTel is in legal proceedings in the normal course of business including one administrative proceedings initiated by the Anti-Monopoly Office of the Slovak Republic based on a petition of a Voice over IP technology operator alleging breach of anti-monopoly law. The outcome of the proceedings is subject to a certain degree of uncertainty due to the anti-monopoly law in Slovakia being at an early stage of development and subject to varying interpretations. Management of the Company does not believe that the outcome will have a material adverse effect on EuroTel’s financial conditions, results of operations or cash flows.

EuroTel is not involved in any material legal proceedings outside of the normal course of business. Management does not believe the resolution of any other legal proceedings will have a material adverse effect on EuroTel’s financial conditions, results of operations or cash flows.

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements—(Continued)

(in thousands of Slovak Crowns)

Taxation

Due to the presence in Slovak tax legislation of provisions allowing more than one interpretation, and also due to the practice developed in a generally unstable environment by the tax authority of making arbitrary judgement on business activities, Management’s judgement of the Company’s business activities may not coincide with the interpretation of the same activities by the tax authorities. The fiscal years from 1999 through to 2002 remain open to tax inspection.

28.    Employees

	As of December 31, 2001	As of December 31, 2002
Number of employees—directly employed	923	1,064
Number of temporary employees	102	92

Number of employees at period end	1,025	1,156

During 2002, EuroTel has changed the definition of an employee for the reporting purposes. Under the new definition, EuroTel includes in the number of employees, in addition to employees directly full time employed by EuroTel, a full time equivalent of temporary employees employed by EuroTel directly and also indirectly, based on the contract with the personal leasing agency.

29.    Segment Information

Management considers EuroTel to operate in two business segments based on services provided: mobile telecommunications services and managed data network services. There was no inter-segment revenue recognized. EuroTel tracks and manages financial results for its segments down to the gross profit level. Operating expenses not attributable to reportable segments include all operating expenses except for amortization of licenses and depreciation relating to mobile property and equipment and managed data network services equipment. Assets attributable to segments include mobile property and equipment and managed data network services equipment and the related construction in progress as well as licenses, inventory and trade receivables. Unallocated assets include computer equipment, motor vehicles, furniture and fixtures, tax and other receivables, prepayments, deferred finance charges and cash.

EuroTel operates in one geographical market—Slovak Republic.

The information in the following tables is disclosed in the same manner and amounts as used by the chief operating decision-maker to make operational decisions and allocate resources.

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements—(Continued)

(in thousands of Slovak Crowns)

EuroTel’s segment financial information was as follows:

	Mobile Communications Services	Managed Data Network Services	Unallocated	Total
Year ended December 31, 2000
Revenues	5,553,982	447,937	—	6,001,919
Cost of sales and services	(2,251,425)	(150,585)	—	(2,402,010)

Gross profit	3,302,557	297,352	—	3,599,909
Operating expenses	(900,247)	(53,907)	(1,843,064)	(2,797,218)

Operating profit	2,402,310	243,445	(1,843,064)	802,691
Finance costs	—	—	(1,619,871)	(1,619,871)

Income/(loss) before tax	2,402,310	243,445	(3,462,935)	(817,180)
Income taxes	—	—	250,502	250,502

Net income/(loss)	2,402,310	243,445	(3,212,433)	(566,678)

Depreciation	(829,980)	(50,747)	(362,468)	(1,243,195)
Amortization	(70,267)	(3,160)	—	(73,427)

	Mobile Communications Services	Managed Data Network Services	Unallocated	Total
Year ended December 31, 2001
Revenues	7,515,429	473,361	—	7,988,790
Cost of sales and services	(3,446,734)	(151,662)	—	(3,598,396)

Gross profit	4,068,695	321,699	—	4,390,394
Operating expenses	(1,087,572)	(53,377)	(2,123,787)	(3,264,736)

Operating profit	2,981,123	268,322	(2,123,787)	1,125,658
Finance costs	—	—	(613,734)	(613,734)

Income/(loss) before tax	2,981,123	268,322	(2,737,521)	511,924
Income taxes	—	—	(204,780)	(204,780)

Net income/(loss)	2,981,123	268,322	(2,942,301)	307,144

Depreciation	(1,017,869)	(53,216)	(345,137)	(1,416,222)
Amortization	(69,703)	(161)	—	(69,864)

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements—(Continued)

(in thousands of Slovak Crowns)

	Mobile Communications Services	Managed Data Network Services	Unallocated	Total
Year ended December 31, 2002
Revenues	8,665,881	477,678	—	9,143,559
Cost of sales and services	(3,873,141)	(140,115)	—	(4,013,256)

Gross profit	4,792,740	337,563	—	5,130,303
Operating expenses	(1,398,305)	(78,844)	(2,319,187)	(3,796,336)

Operating profit	3,394,435	258,719	(2,319,187)	1,333,967
Finance costs	—	—	(533,704)	(533,704)

Income/(loss) before tax	3,394,435	258,719	(2,852,891)	800,263
Income taxes	—	—	(214,688)	(214,688)

Net income/(loss)	3,394,435	258,719	(3,067,579)	585,575

Depreciation (a)	(1,216,602)	(78,683)	(348,277)	(1,643,562)
Amortization (a)	(181,703)	(161)	—	(181,864)

	Mobile Communications Services	Managed Data Network Services	Unallocated	Total
As of December 31, 2001
Total assets	6,036,164	357,268	5,870,018	12,263,450

Total liabilities	1,378,389	78,304	7,220,310	8,677,003

Capital expenditure	1,276,163	84,177	479,265	1,839,605

As of December 31, 2002
Total assets	8,634,074	370,525	4,226,238	13,230,837

Total liabilities	1,705,064	71,079	7,289,524	9,065,667

Capital expenditure (b)	3,716,579	87,091	701,879	4,505,549

(a)	The depreciation and amortization charge of the Mobile Communications Services segment includes Sk60,305 and Sk112,000 respectively of the NMT specific provision and NMT impairment charge (see Notes 4, 5).
(b)	The capital expenditure of the Mobile Communications Services segment as of December 31, 2002 includes the UMTS license of Sk1,510,506 (see Note 6).

30.    Reconciliation to United States Generally Accepted Accounting Principles

EuroTel’s financial statements are prepared in accordance with IAS, which differ in certain respects from U.S. GAAP. The principal differences between IAS and U.S. GAAP are presented and described below, together with explanations of the adjustments that affect consolidated net loss for year 2000 and consolidated net income for the years 2001 and 2002.

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements—(Continued)

(in thousands of Slovak Crowns)

	Year ended December 31,
	2000	2001	2002
Reconciliation of net income/(loss)
Net income/(loss) reported under IAS	(566,678)	307,144	585,575
U.S. GAAP adjustments:
—shareholders pushdown (a)	(2,822)	(2,822)	(43,019)
—cumulative effect of change in accounting policy (d)	151,490	—	—
—extraordinary loss (net of current and deferred tax of Sk14,581 during year ended December 31, 2001 (b)	236,874	43,741	—

Presentation of net income/(loss) under U.S. GAAP before extraordinary items	(181,136)	348,063	542,556

Presentation of net income/(loss) under U.S. GAAP after extraordinary items	(418,010)	304,322	542,556

There are no differences between shareholders’ equity reported under IAS and U.S. GAAP.

(a)	Shareholder Pushdown

Under IAS, expenses paid by the shareholders on behalf of EuroTel do not constitute a contribution of capital. In addition, EuroTel is not required to recognize an expense related to shareholder payments. During the periods presented, EuroTel had portions of compensation expense paid by its shareholders. During 2002, EuroTel’s policies regarding reimbursement of portions of compensation expense paid by its shareholders were modified. Under U.S. GAAP, EuroTel is required to recognize an expense and a concurrent contribution of capital by the shareholder for these costs when material. This transaction has no effect under Slovak law and no effect on net equity.

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

Subsequent to July 1, 2000 EuroTel accounts for stock-based compensation in accordance with Financial Accounting Standards Board (“FASB”) interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation—an interpretation of APB Opinion No. 25” (“FIN 44”). FIN 44 requires that in instances where a parent issues stock options of its own stock to a subsidiary’s employees, the stock compensation expense is calculated using the fair-value-based method as described in SFAS 123. In accordance with FIN 44, EuroTel recognized Sk4,246 (100% of the stock compensation expense for 2002), Sk2,491 and Sk1,073 of compensation expense for the years ended December 31, 2002, 2001 and 2000, respectively .

(i)	Bell Atlantic now trades under the name Verizon Communications, following its June 2000 merger with GTE Corporation. This resulted in no change to Bell Atlantic’s stock option plan.

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements—(Continued)

(in thousands of Slovak Crowns)

The following summarizes the status of the fixed stock option plans (weighted average option exercise prices are in US$):

	Year ended December 31,
	2000		2001		2002
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Options outstanding to EuroTel secondees
Bell Atlantic plan
Beginning of the period	20,070	57.06	40,840	56.26	25,490	54.09
Granted	23,970	54.23	17,500	56.22	6,300	48.67
Exercised	(3,200)	46.00	—	—	—	—
Forfeited	—	—	—	—	—	—
Expired	—	—	—	—	—	—
Transferred (ii)	—	—	(32,850)	57.93	(11,000)	56.22
End of the period	40,840	56.26	25,490	54.09	20,790	51.32

MediaOne plan
Beginning of the period	10,550	66.57	—	—	—	—
Granted	—	—	—	—	—	—
Exercised	—	—	—	—	—	—
Forfeited/Cancelled (i)	(10,550)	66.57	—	—	—	—
Expired	—	—	—	—	—	—
End of the period	—	—	—	—	—	—

(i)	On June 15, 2000, AT&T completed it’s merger with MediaOne. Under the terms of the MediaOne stock option plan all outstanding options immediately vest upon a change in control of the company. Under the terms of the merger agreement MediaOne common stock was no longer traded. During a 20-day period immediately following the close of the merger, MediaOne option holders were given the opportunity to elect how their vested stock options were to be converted. AT&T gave three alternatives which consisted of vested stock, cash, or a combination of the two. No compensation expense was recognized for the conversion. Subsequent to the election by the option holder the MediaOne options were converted.
(ii)	Options granted to employees of EuroTel on secondment from Verizon are removed from the table once their employment with EuroTel ceases.

Statement of Financial Accounting Standards No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation,” establishes accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. For the year ended December 31, 2002, 100% of compensation expense was recorded using the fair-value-based method of accounting in accordance with FIN 44. Therefore no pro forma amounts have been presented for 2002. The following table represents pro forma net (loss) income had EuroTel elected to account for the options using the fair-value-based method prior to the adoption of FIN 44:

	Year ended December 31,
	2000	2001	2002
	(in millions of Slovak crowns)
Net (loss)/income
As reported (U.S. GAAP)	(418.0)	304.3	—
Pro forma	(427.7)	301.1	—

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements—(Continued)

(in thousands of Slovak Crowns)

EuroTel determined the FIN 44 compensation expense and the pro forma amounts using the Black-Scholes option-pricing model based on the following weighted-average assumptions:

	Year ended December 31,
	2000	2001	2002
Verizon Plan
Dividend yield	2.88%	2.69%	3.16%
Expected volatility	28.30%	29.06%	28.55%
Risk-free interest rate	6.37%	4.80%	4.59%
Expected lives (in years)	6	6	6

MediaOne Plan
Expected volatility (i)	—	—	—
Risk-free interest rate	—	—	—
Expected lives (in years)	—	—	—

As of December 31, 2002 exercise prices for Verizon options outstanding ranged from US$43 a share to US$56 a share, with a weighted-average remaining contractual life of 8.41 years. The Verizon plan had 4,616 options at a weighted average price of US$51 available for exercise at December 31, 2002.

(b)	Extraordinary Item

In March 2000, EuroTel repaid the Syndicated and International Finance Corporation loans with the proceeds from the issuance of long term notes (see Note 13). An amount of Sk236,874 (net of tax of Sk96,751), comprising unamortized deferred finance charges of Sk189,730 and prepayment penalties of Sk143,895, was charged to income.

In September and October 2001, EuroTel repurchased €15 million of the long term notes in a series of open-market transactions. An amount of Sk43,741 (net of deferred tax of Sk14,581), comprising the difference between the carrying amount of the repurchased notes and net consideration paid amounting Sk32,708 and unamortized deferred finance charges related to repurchased notes of Sk25,614, was charged to income (see Note 21).

Under IAS, the above amounts were classified as finance costs and a tax credit. Under U.S. GAAP, EuroTel is required to recognize the early extinguishment of debt as an extraordinary item and report its effect net of tax and after income from continuing operations.

(c)	Comprehensive Income

In September 1997, the FASB adopted Statement of Financial Accounting Standards No. 130. “Reporting Comprehensive Income” (“FAS 130”) which establishes rules for the reporting of comprehensive income and its components. The hedge reserve in the amount of Sk6,852 under U.S. GAAP constitutes a part of other comprehensive income, a component of shareholders’ equity. The changes in other comprehensive income (hedge reserve) are reflected in accumulated other comprehensive income. A sum of other comprehensive income and net income for the period represents comprehensive income for the period.

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

(e)	Deferred Finance Charges

Under IAS 39, the Company offsets the deferred finance charges related to the issue of its long term notes against the long term notes liability. Under U.S. GAAP in accordance with Accounting Principles Board Opinion No. 21, “Interest on Receivables and Payables”, deferred finance charges must be reported as a separate asset in the balance sheet. The “Long term notes” balance and “Deferred finance charges” balance at December 31, 2002 were Sk6,675,522 and Sk224,790, respectively, under U.S. GAAP. There was no effect on consolidated net income or shareholder’s equity reported under U.S. GAAP.

(f)	Consideration given by a Vendor to a Customer

In November 2001, the Emerging Issues Task Force (the “EITF”) released Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)”, which applies to annual or interim financial statement periods beginning after December 15, 2001. The release provides that cash consideration (including sales incentives) given to customers or resellers should be accounted for as a reduction of revenue unless EuroTel receives a benefit that is identifiable and can be reasonably estimated.

EuroTel has reviewed all incentives provided to dealers and customers. In accordance with the adoption EITF No. 01-09 service commissions paid to dealers for the loyalty of existing customers and activation of new customers has been recorded as a direct reduction to revenue. For the years ended December 31, 2002 and December 31, 2001 Sk86,242 and Sk111,014, respectively, have been reclassified from cost of sales to a reduction of revenue.

The following table presents effect on the Mobile service and equipment revenues and costs of sale under U.S. GAAP.

	Year ended December 31,
	2001	2002
Effect on revenues and costs of sales
Decrease in Mobile service revenues	(31,756)	(41,697)
Decrease in Mobile equipment and other sales	(79,258)	(44,545)
Decrease in Mobile equipment and service commissions	111,014	86,242

Net effect on income	—	—

The adoption of EITF No. 01-09 had no effect on reported U.S. GAAP net income or equity.

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements—(Continued)

(in thousands of Slovak Crowns)

(g)	Licenses

Effective January 1, 2002 we adopted SFAS No. 142, “Goodwill and Other Intangible Assets” which established new accounting and reporting requirements for goodwill and other intangible assets under U.S. GAAP. In connection with the adoption of SFAS No. 142, we reassessed the useful life and classification of our identifiable intangible assets and determined, given current status of the legal and regulatory circumstances, that they continued to be appropriate. EuroTel expects to incur aggregate amortization expense of Sk56,506 for the years ended 2003, 2004, 2005, Sk130,793 for the year ended 2006 and Sk155,156 for the years ended 2007, 2008 in respect of the currently existing licenses.

(h)	Asset Retirement Obligation

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143 (“FAS 143”), Accounting for Asset Retirement Obligation. FAS 143 addresses the accounting for legal obligations arising from the retirement of all tangible long-lived assets. Under FAS 143, a company is required to recognize any obligation associated with the retirement of all tangible long-lived assets. EuroTel is in the process of finalizing its review of legally enforceable obligations which might arise from the other-than-temporary removal of a long-lived assets from service, including sale, abandonment, or disposal.

Exhibit Number	Description of Exhibits

1.1*	English Translation of Articles of Association of EuroTel Bratislava, a.s., dated as of February 16, 1999 as amended by Supplement No. 1, dated as of December 17, 1999.

1.2*	EuroTel Bratislava, a.s. Restated and Amended Articles of Association, dated as of October 13, 2000.

1.3*	EuroTel Bratislava, a.s. Restated and Amended Articles of Association, dated as of October 19, 2001.

1.4	EuroTel Bratislava, a.s. Restated and Amended Articles of Association, dated as of October 18, 2002.

1.5	EuroTel Bratislava, a.s. Restated and Amended Articles of Association, dated as of March 25, 2003.

2(b).1*	Indenture by and between EuroTel Bratislava, a.s and Bank of New York, as Trustee, dated as of March 23, 2000.

2(b).2*	Form of 11¼% Senior Guaranteed Notes due 2007.

3.1*	English translation of Amended and Restated Shareholders Agreement between Slovenské telekomunikácie, a.s and Atlantic West B.V., dated as of November 12, 1999.

4(b)(i).1*	Contract on the Provision of Services between EuroTel and Atlantic West B.V., dated July 27, 2000.

4(b)(i).2*	Contract on the Provision of Services between EuroTel and Atlantic West B.V., dated February 28, 2001.

4(b)(ii).1*	Framework Contract for Supply and Procurement between EuroTel and Comverse Network Systems Ltd., dated August 23, 2000.

4(b)(ii).2*	Operation and Maintenance Support Agreement between EuroTel and Comverse Network Systems Ltd., dated August 2, 2000.

4(b)(ii).3*	Maintenance and Support Contract between EuroTel and Sicap Lts., dated October 6, 2000.

4(b)(ii).4*	International Customer Support Program Agreement between EuroTel and Sun Microsystems Slovakia, s.r.o., dated November 23, 1999.

4(b)(ii).5*	Contract on Solution Delivery between EuroTel and Login, a.s., dated October 18, 2000.

4(b)(ii).6*

English translation of Interconnection Agreement between EuroTel Bratislava, a.s., and Globtel, a.s., dated as of December 23, 1999, as amended by Amendment No. 1, dated as of January 28, 2000, Amendment No. 2, dated as of October 31, 2000, Amendment No. 3, dated as of
February 28, 2001, Amendment No. 4, dated as of April 1, 2001, Amendment No. 5, dated as of June 29, 2001, Amendment No. 6, dated as of October 11, 2001, Amendment No. 7, dated as of December 14, 2001, respectively.

4(b)(ii).7	Summary translation of Amendment No. 8 to the Interconnection Agreement between EuroTel Bratislava, a.s. and Orange Slovensko, a.s. (f/k/a/ Globtel a.s.), dated as of June 21, 2002.

4(b)(ii).8	Summary translation of Amendment No. 9 to the Interconnection Agreement between EuroTel Bratislava, a.s. and Orange Slovensko, a.s. (f/k/a/ Globtel a.s.), dated as of December 20, 2002.

4(b)(ii).9*	Contract for Implementation and Service Delivery of the EHPT Billing Mediation Device (with sublicense agreement), dated March 2, 2001.

4(b)(ii).10*

Purchase Agreement, dated as of March 16, 2000, among Slovak Wireless Finance Company B.V. and EuroTel Bratislava, a.s., Salomon Brothers International Limited and Bank of America International Limited, in respect of Slovak Wireless Finance B.V.’s 11¼% Senior Guaranteed Notes due 2007.

Exhibit Number	Description of Exhibits

4(b)(ii).11*

Registration Rights Agreement, dated as of March 23, 2000, among Slovak Wireless Finance Company B.V., EuroTel Bratislava, a.s., Salomon Brothers International Limited and Bank of America International Limited, in respect of Slovak Wireless Finance B.V.’s 11¼% Senior Guaranteed Notes due 2007.

4(b)(ii).12*

Subordination Agreement, dated as of March 23, 2000, among Atlantic West, B.V. and Slovenské telekomunikácie, a.s., as Subordinated Creditors, Slovak Wireless Finance Company B.V., as Senior Subordinated Creditor, EuroTel Bratislava, a.s., as Obligor and The Bank of New York as Trustee under the Indenture, dated as of March 23, 2000, in connection with Subordinated Loan Agreements, dated as of August 6, 1998, September 10, 1999 and January 10, 2000, respectively.

4(b)(ii).13*

Loan Agreement, dated as of March 23, 2000, between Slovak Wireless Finance Company B.V., as Lender and EuroTel Bratislava, a.s., as Borrower, in respect of Slovak Wireless Finance Company B.V.’s lending to EuroTel Bratislava, a.s., of the proceeds of the 11 1/4% Senior Guaranteed Notes due 2007.

4(b)(ii).14	Amendment to the Loan Agreement between Slovak Wireless Finance Company B.V. and EuroTel Bratislava, a.s., dated as of September 14, 2000.

4(b)(ii).15*

English translation of NMT Interconnection Agreement between Slovenské telekomunikácie, š.p. and EuroTel Bratislava, a.s., dated as of October 22, 1997, as amended by Amendment No. 1, dated as of January 30, 1998, Amendment No. 2, dated as of October 20, 1999, Amendment No. 3, dated as of November 10, 1999, Amendment No. 4, dated as of December 23, 1999, Amendment No. 5, dated as of August 31, 2000, Amendment No. 6, dated as of January 1, 2001, Amendment No. 7, dated as of March 30, 2001, Amendment No. 8, dated as of August 1, 2001, Amendment No. 9, dated as of November 30, 2001, Amendment No. 10, dated as of February 2, 2002, Amendment No. 11, dated as of March 1, 2002, respectively.

4(b)(ii).16*

English translation of GSM Interconnection Agreement between Slovenské telekomunikácie, š.p. and EuroTel Bratislava, a.s., dated as of October 22, 1997, as amended by Amendment No. 1, dated as of July 25, 1997, Amendment No. 2, dated as of January 30, 1998, Amendment No. 3, dated as of October 20, 1999, Amendment No. 4, dated as of November 10, 1999, Amendment No. 5, dated as of December 31, 1999, Amendment No. 6, dated as of August 31, 2001, Amendment No. 7, dated as of January 1, 2001, Amendment No. 8, dated as of March 30, 2001, Amendment No. 9, dated as of August 1, 2001, Amendment No. 10, dated as of November 30, 2001, Amendment No. 11, dated as of February 2, 2002, Amendment No. 12, dated as of March 1, 2002, respectively.

4(b)(ii).17	Summary translation of Amendment No. 13 to the GSM Interconnection Agreement between Slovenské telekomunikácie, a.s. and EuroTel Bratislava, a.s, dated as of December 20, 2002.

4(b)(ii).18*

Purchase Framework Contract on Mobile Telephone Equipment, Services and Complementary Equipment between Ericsson Radio System AB, as Supplier and Seller and EuroTel Bratislava, a.s., as Purchaser, dated December 20, 1996.

4(b)(ii).19*

Appendices A through H to Purchase Framework Contract on Mobile Telephone Equipment, Services and Complementary Equipment between Ericsson Radio System AB, as Supplier and Seller and EuroTel Bratislava, a.s., as Purchaser, dated December 20, 1996.

Exhibit Number	Description of Exhibits

4(b)(ii).20*

Amendments to Purchase Framework Contract on Mobile Telephone Equipment, Services and Complementary Equipment between Ericsson Radio System AB, as Supplier and Seller and EuroTel Bratislava, a.s., as Purchaser, dated December 20, 1996, as amended by Amendment No. 1, dated as of June 19, 1997, Supplement to Amendment No. 1, dated as of November 4 and 26, 1997, Amendment No. 2, dated as of September 19, 1997, Amendment No. 3 to Amendment No. 2, dated as of December 19, 1997, Amendment No. 4, dated as of December 19, 1997, Amendment No. 5, dated as of July 6, 1998, Amendment No. 6, dated as of November 27, 1998, Amendment No. 7, dated as of November 27, 1998 and Amendment No. 8, dated as of October 11, 1999, respectively.

4(b)(ii).21

Restated and Amended Amendment No. 1 to Purchase Framework Contract on Mobile Telephone Equipment Services and Complementary Equipment between Ericsson Radio System AB and EuroTel Bratislava, a.s., dated as of September 20, 2002.

4(b)(ii).22*	English translation of License for the implementation and provision of NMT 450 MHz, GSM 900 MHz, GSM 1800 MHz and public switched packet data network services, dated as of July 28, 2000.

4(b)(ii).23*

Supply Contract for the supply of Intelligent Network Solution between EuroTel and Siemens s.r.o., dated as of July 4, 2001, as amended by Amendment No. 1(a), dated a of December 21, 2001, Amendment No. 1(b), dated as of January 29, 2002, Amendment No. 1(c), dated as of February 27, 2002, Amendment No. 2, dated as of March 18, 2002, respectively.

4(b)(ii).24	Amendment No. 3 to the Supply Contract of Intelligence Network Solution between EuroTel and Siemens s.r.o., dated as of March 20, 2002.

4(b)(ii).25	Final Agreement (Amendment No. 4) on Supply Contract of Intelligence Network Solution between EuroTel and Siemens s.r.o., dated as of August 30, 2002.

4(b)(ii).26	Maintenance and Support Agreement between EuroTel Bratislava, a.s. and Siemens s.r.o., dated as of August 30, 2002.

4(b)(ii).27*	Agreement on Provision of Services between EuroTel and Logica, s.r.o. Czech Republic, dated February 12, 2002.

4(b)(ii).28*	Agreement on International Lease of Personnel between EuroTel and T-Mobile International A.G., dated August 9, 2001.

4(b)(ii).29	Summary Translation of the Agreement on the Connection to the Private Data Network between EuroTel Bratislava, a.s. and Slovenské telekomunikácie, a.s. dated as of November 4, 2002.

4(b)(ii).30

Summary Translation of the Agreement on the Connection of the Circuits Outside the Private Data Network between EuroTel Bratislava, a.s. and Slovenské telekomunikácie, a.s. dated as of September 1, 2002.

4(b)(iv).1*	Agreement on the Lease of Non-Residential Premises, between PÓLUS INV., a.s. and EuroTel, dated July 9, 2001.

4(b)(iv).2*	Agreement on the Lease of Retail Non-Residential Premises, between PÓLUS INV., a.s. and EuroTel, dated December 12, 2000.

4(c)(iv).1*	Directive on the Remuneration of the Employees of EuroTel, dated December 1, 2000 (Compensatory Plan).

4(c)(iv).2*	Form of Management Contract.

4(c)(iv).3*	Form of Employment Contract.

8.*	Statement of Subsidiaries.

*	Previously filed with the SEC in a Registration Statement on Form F-4 on August 18, 2000 or on a Form 20-F on March 28, 2001 or March 29, 2002 (Registration No. 333-11930).